Exhibit 99.12
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN.
INFORMATION FOR INVESTORS RESIDENT IN NEW ZEALAND AND OTHER JURISDICTIONS IS SET OUT ON PAGE 2 OF THESE LISTING PARTICULARS.
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from a financial adviser authorised pursuant to FSMA if you are in the United Kingdom or, if you are not, from another appropriately authorised financial adviser.
Subject to the restrictions set out below, if you have sold or transferred all of your Royal Dutch Shares, Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares, Shell Transport Second Preference Shares and/or Shell Transport ADRs, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee.

A copy of this document, which comprises (i) listing particulars relating to Royal Dutch Shell in accordance with the Listing Rules made under section 74 of FSMA, and (ii) a prospectus in accordance with article 8(1) of the Euronext Listing Rules, has been delivered to the Registrar of Companies for registration in accordance with section 83 of FSMA. These Listing Particulars have been prepared for the purposes of complying with English law and Dutch law and the rules of the UK Listing Authority and Euronext Amsterdam and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England and The Netherlands. This document has been prepared, so far as possible, on the assumption that the Transaction has been implemented in accordance with its terms.
As well as comprising listing particulars and a prospectus this document will, if it is so regarded by the UK Listing Authority and the AFM on or about 1 July 2005, also comprise a document equivalent to a prospectus for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading.

Applications have been made for the Royal Dutch Shell Shares to be admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Application has also been made for the Royal Dutch Shell Shares to be listed on Euronext Amsterdam. It is expected that Admission will become effective and dealings will commence in Royal Dutch Shell Shares at 8.00 a.m. (London time) (9.00 a.m. Amsterdam time) on 20 July 2005.

Royal Dutch Shell plc
(incorporated in England and Wales under the
Companies Act with registered number 04366849)
Listing Particulars
in respect of the
Introduction of its “A” Shares and “B” Shares to the Official List of the UK Listing Authority
and to trading on the market for listed securities of the London Stock Exchange and to Eurolist by Euronext Amsterdam
Sponsors for the Introduction to the Official List are Citigroup and Rothschild.
Listing agents for the Introduction to Euronext Amsterdam are ABN AMRO, Citigroup and Rothschild.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, co-listing agent and financial adviser to Royal Dutch Shell and as financial adviser to Royal Dutch and Shell Transport and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell, Royal Dutch and Shell Transport for providing the protections afforded to clients of Citigroup, or for providing advice in relation to the Transaction and the Introduction.
NM Rothschild & Sons Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as sponsor, co-listing agent and financial adviser to Royal Dutch Shell and as financial adviser to Royal Dutch and Shell Transport and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell, Royal Dutch and Shell Transport for providing the protections afforded to clients of Rothschild, or for providing advice in relation to the Transaction and the Introduction.
ABN AMRO Bank N.V. is acting for Royal Dutch Shell and Royal Dutch (and has provided certain financial services, and may continue to provide certain financial or investment banking services, to Royal Dutch Shell, including acting as Dutch exchange agent in the Royal Dutch Offer, co-listing agent in connection with the listing of the “A” Shares and the “B” Shares on Euronext Amsterdam and paying agent) and no one else in connection with the Transaction and the Introduction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Royal Dutch Shell and Royal Dutch for providing the protections afforded to clients of ABN AMRO, or for providing advice in relation to the Transaction and the Introduction.
Deutsche Bank AG London, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Shell Transport and no one else in connection with the Transaction and will not be responsible under the provisions of FSMA or any regulations made thereunder to anyone other than Shell Transport for providing the protections afforded to clients of Deutsche Bank, or for providing advice in relation to the Transaction.
Each of Citigroup, Rothschild, ABN AMRO and Deutsche Bank has given and not withdrawn its consent to the publication of this document with the inclusion herein of the references to their respective names in the form and context in which they appear.

INFORMATION FOR INVESTORS OTHER THAN IN THE NETHERLANDS AND ENGLAND
THE ROYAL DUTCH OFFER HAS BEEN MADE IN ACCORDANCE WITH THE LAWS OF THE NETHERLANDS AND THE US AND THE SCHEME IS BEING IMPLEMENTED IN ACCORDANCE WITH THE LAWS OF ENGLAND. ROYAL DUTCH SHELL MAY NOT BE SUBJECT TO NEW ZEALAND LAW, AND CONTRACTS IN RESPECT OF ROYAL DUTCH SHELL SHARES MAY NOT BE ENFORCEABLE IN NEW ZEALAND COURTS. THIS DOCUMENT IS NOT A PROSPECTUS REGISTERED UNDER NEW ZEALAND LAW AND MAY NOT CONTAIN ALL THE INFORMATION THAT A NEW ZEALAND REGISTERED PROSPECTUS IS REQUIRED TO CONTAIN.
The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).
This document must not be distributed in whole or in part into Japan. This document and other documents related to the Transaction may not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.
The Royal Dutch Offer and the Scheme are not being made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The proposals are not being made to residents of Japan or in Japan.
The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Societa’ e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, (i) this document, and accompanying documents (ii) the Royal Dutch Offer Document and the documents relating to the Royal Dutch Offer and (iii) the Scheme Document and any other documents relating to the Scheme, have not been, and cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been, and can be, carried out in the Republic of Italy. This document, the Royal Dutch Offer Document, the Scheme Document, the notices of the Court Meeting and the Shell Transport EGM, the accompanying and related documents, may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or person or entity in the Republic of Italy. Royal Dutch Shares may not be tendered by Italian residents or persons or entities in the Republic of Italy and Royal Dutch Shell may not accept shares thus tendered.
In addition, the distribution of this document in jurisdictions other than The Netherlands, England or the US may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
US SECURITIES LAWS
The “B” Shares to be issued to Shell Transport Ordinary Shareholders (including to the Shell Transport ADR Depositary in respect of the “B” ADRs to be received by holders of Shell Transport ADRs) and to holders of Shell Transport Bearer Warrants under the Scheme have not been, and are not required to be, registered with the SEC under the US Securities Act or any United States state securities laws. “B” Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs who are or will be “affiliates” (as such term is defined in Rule 144 of the US Securities Act) (“Restricted Affiliates”) of Shell Transport prior to, or of Royal Dutch Shell after, the Effective Date will be subject to certain United States transfer restrictions relating to “B” Shares received under the Scheme. Neither the SEC nor any United States state securities commission has approved or disapproved the “B” Shares or passed upon the accuracy or adequacy of this document, the Shell Transport Scheme Documents, the Royal Dutch Offer Document or any accompanying document. Any representation to the contrary is a criminal offence in the United States.
This document contains forward-looking statements, i.e. statements that are based on Royal Dutch Shell’s management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are subject to the risk factors described herein and other risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction being satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the Implementation Agreement and of Shell Transport Shareholders to approve the Scheme); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell Shares; the accounting implications of the Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Royal Dutch/ Shell Group generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/ Shell Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or other information, although such forward-looking statements will be updated if required by the Listing Rules, the Euronext Listing Rules or in accordance with such regulations as come into force pursuant to Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/ Shell Group or the RDS Group could differ materially from the forward-looking statements contained in this document.
Please refer to Part II of these Listing Particulars for a description of certain important factors, risks and uncertainties that may affect the RDS Group’s businesses.

TABLE OF CONTENTS

PART I SUMMARY	7
1. Introduction	7
2. Background to and reasons for the Transaction	7
3. Summary of Transaction terms	8
4. Key information	9
5. Information concerning Royal Dutch Shell	14
6. Operating and financial review	14
7. Share buy back programme	14
8. Reserves	14
9. Other significant proceedings	15
10. Directors and senior management	16
11. Additional information	16
PART II RISK FACTORS	18
1. Risks related to the Transaction	18
2. Risks related to the Dividend Access Mechanism	20
3. Risks related to the RDS Group’s businesses	20
PART III PERSONS RESPONSIBLE AND ADVISERS	22
1. Persons responsible	22
2. Directors, secretary and advisers of Royal Dutch Shell	22
PART IV OFFER STATISTICS AND EXPECTED TIMETABLE	25
1. Introduction to the Transaction	25
2. Summary of Transaction terms	25
3. Implementation	27
4. Expected timetable	29
PART V KEY INFORMATION	31
1. Background to and reasons for the Transaction	31
2. Selected financial information	32
3. Working capital statement	34
4. Capitalisation and indebtedness	34
5. Capital resources and liquidity	36
6. Current trading and prospects	37
7. Pre-emption rights	37
PART VI INFORMATION ON ROYAL DUTCH SHELL	38
1. History and development	38
2. Headquarters, general meetings, shareholder publications and arbitration	39
3. Financial reporting and accounting treatment	40
4. Application of City Code	41
5. Business overview of the Royal Dutch/ Shell Group	41
6. Organisational structure	43
7. Principal investments	44
8. Property, plant and equipment	45
9. Principal establishments	45
10. Royal Dutch Shell Share Plans and continuing Royal Dutch/Shell Group Share Plans	45

PART VII INFORMATION CONCERNING THE ROYAL DUTCH SHELL SHARES	60
1. Description of types and classes of Royal Dutch Shell Shares	60
2. Legislation under which the Royal Dutch Shell Shares have been created	60
3. Listings	60
4. Initial settlement	61
5. Trading	65
6. Manner of holding Royal Dutch Shell Shares	65
7. Voting rights and mechanics	67
8. Dividends	68
9. Description of other rights attached to the Royal Dutch Shell Shares	73
10. Royal Dutch Shell ADRs	75
11. Description of restrictions on free transferability	77
12. Mandatory bids, squeeze-out and sell-out rules in relation to Royal Dutch Shell Shares	77
13. Public takeover bids occurring in the last and current financial years	78
14. Taxation	78
15. Resolutions, authorisations and approvals relating to the “A” Shares and the “B” Shares	78
PART VIII OPERATING AND FINANCIAL REVIEW	80
1. Overview	80
2. Summary of Group results	86
3. Exploration and Production	88
4. Gas & Power	96
5. Oil Products	99
6. Chemicals	102
7. Other industry segments and corporate	105
8. Liquidity and capital resources	106
9. Other matters	110
10. Critical accounting estimates	114
11. Controls and procedures	117
12. Principal accountants fees and services	122
PART IX EXPLORATION AND PRODUCTION AND RESERVES	123
1. Exploration and Production	123
2. Proved reserves (Unaudited)	137
3. Probable reserves	151
PART X GAS & POWER, OIL PRODUCTS AND CHEMICALS	152
1. Gas & Power	152
2. Oil Products	156
3. Chemicals	159
PART XI DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	162
1. Directors and senior management	162
2. Executive directors’ service contracts and emoluments	170
3. Non-executive directors’ letters of appointment and fees	177
4. Board practices	179
5. Employees	182
6. Royal Dutch/ Shell Group Share Plans	183
PART XII FINANCIAL INFORMATION RELATING TO ROYAL DUTCH SHELL	188
PART XIII FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH/ SHELL GROUP	202

PART XIV FINANCIAL INFORMATION RELATING TO ROYAL DUTCH	261
PART XV FINANCIAL INFORMATION RELATING TO SHELL TRANSPORT	281
PART XVI UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION RELATING TO ROYAL DUTCH SHELL, THE ROYAL DUTCH/ SHELL GROUP, ROYAL DUTCH AND SHELL TRANSPORT	305
1. Unaudited first quarter 2005 financial report relating to Royal Dutch Shell	305
2. Unaudited first quarter 2005 financial report relating to the Royal Dutch/ Shell Group	315
3. Unaudited first quarter 2005 financial report relating to Royal Dutch	346
4. Unaudited first quarter 2005 financial report relating to Shell Transport	358
PART XVII UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION RELATING TO THE RDS GROUP AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2004	370
PART XVIII UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION RELATING TO THE RDS GROUP AS AT AND FOR THE THREE MONTHS ENDED 31 MARCH 2005	385
PART XIX LITIGATION	400
1. Alleged ground water contamination	400
2. Alleged exposure to DBCP	401
3. Product liability	402
4. Recategorisation of reserves	402
PART XX FURTHER DETAILS OF THE TRANSACTION	404
1. Detailed background of the Transaction	404
2. Reasons for the Transaction	412
3. Conditions to the Royal Dutch Offer and the Scheme	414
4. Royal Dutch Priority Shares	416
5. Cancellation and repayment of Shell Transport Preference Shares	417
6. Reduction of capital	418
PART XXI ADDITIONAL INFORMATION	419
1. Share capital of Royal Dutch Shell	419
2. Share capital of Royal Dutch	420
3. Share capital of Shell Transport	421
4. Interests of natural and legal persons involved in the Transaction	422
5. Major shareholders and related party transactions	424
6. Memorandum of association	425
7. Articles of association	426
8. Political donations	435
9. Material contracts	435
10. Significant changes	439
11. Exchange controls	439
12. United Kingdom tax	439
13. Dutch tax	442
14. Bases and sources	445
15. General	446
16. Documents available for inspection	447
PART XXII DEFINITIONS	449

PART I
SUMMARY
THE FOLLOWING INFORMATION IS EXTRACTED FROM, AND SHOULD BE READ AS AN INTRODUCTION TO AND IN CONJUNCTION WITH, THE FULL TEXT OF THESE LISTING PARTICULARS.
Any investment decision relating to the Royal Dutch Offer or the Scheme should be based on consideration of these Listing Particulars as a whole, in addition to consideration of, as appropriate, the Royal Dutch Offer Document or the Shell Transport Scheme Documents. Where a claim relating to information contained in these Listing Particulars is brought before a Court, a plaintiff investor might, under the national legislation of the EEA States, have to bear the costs of translating these Listing Particulars before legal proceedings are initiated. Civil liability attaches to those persons who are responsible for this summary, including any translation of this summary, but only if this summary is misleading, inaccurate or inconsistent when read together with other parts of these Listing Particulars.
1.     Introduction
On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell, a company incorporated in England and Wales and headquartered and resident in The Netherlands for Dutch and UK tax purposes. Royal Dutch Shell has a single tier board of directors chaired by a non-executive Chairman, Aad Jacobs. The executive management will be led by a single Chief Executive, Jeroen van der Veer.
A diagramatic representation of the effect of the Transaction appears below:
Before
After

(1)	Assuming full acceptance of the Royal Dutch Offer, former Royal Dutch Shareholders will hold 60 per cent. of the issued ordinary share capital of Royal Dutch Shell and former Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants will hold 40 per cent.
2.     Background to and reasons for the Transaction
2.1    Background
In 2004, a review of the structure and overall governance of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group was carried out.
The terms of reference of the review were to consider:

•	how to simplify the Royal Dutch Boards, the Shell Transport Board and the boards of the Royal Dutch/ Shell Group holding companies and the management structures of the Royal Dutch/ Shell Group;

•	how decision-making processes and accountability could be improved; and

•	ways in which effective leadership for the Royal Dutch/ Shell Group could be enhanced.

2.2    Reasons
The Royal Dutch Boards and the Shell Transport Board believe that the Transaction and the governance proposals will deliver significant benefits, including:
•       Increased clarity and simplicity of governance

A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.
•       Increased management efficiency

Increased efficiency of decision-making and management processes generally, including through the elimination of dual corporate headquarters in favour of a single corporate headquarters, the elimination of duplication and the centralisation of functions.
•       Increased accountability

The fact that the Executive Committee will report through the Chief Executive to a single board with a single non-executive Chairman is expected to improve the accountability of the board and management to all shareholders and to clarify lines of authority.
•       Flexibility in issuing equity and debt
        Having a single publicly traded entity is expected to facilitate equity and debt issuances, including on an SEC-registered basis.
3.     Summary of Transaction terms
The Transaction will result in Royal Dutch Shell becoming the parent company of Royal Dutch and Shell Transport and is to be effected by (i) an exchange offer by Royal Dutch Shell for the Royal Dutch Shares; and (ii) a scheme of arrangement of Shell Transport under section 425 of the Companies Act.
The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that investors are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.
Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. With the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs, Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs.
The “A” Shares and the “B” Shares will have identical rights except in relation to the Dividend Access Mechanism (see paragraph 4.7 of this Part I) by which dividends having a UK source are intended to be paid to the holders of “B” Shares.
Investors will receive:

• for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered:	2 “A” Shares
• for each Royal Dutch New York Registered Share tendered:	1 “A” ADR
• for each Shell Transport Ordinary Share:	0.287333066 “B” Shares
• for each Shell Transport ADR:	0.861999198 “B” ADRs

The Transaction is to be implemented in accordance with an Implementation Agreement dated 18 May 2005 and is subject to a number of conditions which include:

•	the passing of a resolution by the Royal Dutch annual general meeting approving the Implementation Agreement;

•	the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

•	approval of the Scheme, at the Court Meeting, by a majority in number representing three-fourths in value of those Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy;

•	the passing at the Shell Transport EGM of special resolutions approving (i) the cancellation and repayment of the Shell Transport Preference Shares, and (ii) the Scheme;

•	the admission of the Royal Dutch Shell Shares to the Official List and to trading on the London Stock Exchange, the listing of the Royal Dutch Shell Shares on Euronext Amsterdam and the listing of the Royal Dutch Shell ADRs on the NYSE; and

•	the sanction (with or without modification) of:

(i)	the cancellation and repayment of the Shell Transport Preference Shares; and

(ii)	the Scheme,

by the High Court.
The shareholder meetings of Royal Dutch and Shell Transport referred to above will take place on 28 June 2005.
4.     Key information
The financial information set out below has been extracted without material adjustment from Parts XIII, XVI, XVII and XVIII of these Listing Particulars. Investors should read the whole of these Listing Particulars and not just rely on key or summarised information.

4.1	Summary historical financial information
Presented below is summary historical financial information for the Royal Dutch/ Shell Group prepared in accordance with US GAAP as at and for the years ended 31 December 2002, 2003 and 2004.
Income statement data (year ended 31 December)

	$ million
		2003	2002
	2004	As restated	As restated
Sales proceeds	337,522	263,889	218,287
Sales taxes, excise duties and similar levies	(72,332)	(65,527)	(54,834)

Net proceeds	265,190	198,362	163,453
Cost of sales	(221,678)	(165,147)	(135,658)

Gross profit	43,512	33,215	27,795
Selling and distribution expenses	(12,340)	(11,409)	(9,617)
Administrative expenses	(2,516)	(1,870)	(1,587)
Exploration	(1,823)	(1,475)	(1,052)
Research and development	(553)	(584)	(472)

Operating profit of Group companies	26,280	17,877	15,067
Share of operating profit of associated companies	5,653	3,446	2,792

Operating profit	31,933	21,323	17,859
Interest and other income	1,705	1,967	748
Interest expense	(1,214)	(1,324)	(1,291)
Currency exchange gains/(losses)	(39)	(231)	(25)

Income before taxation	32,385	21,735	17,291
Taxation	(15,136)	(9,349)	(7,647)

Income after taxation	17,249	12,386	9,644
Income applicable to minority interests	(626)	(353)	(175)

Income from continuing operations	16,623	12,033	9,469
Income from discontinued operations, net of tax	1,560	25	187
Cumulative effect of a change in accounting principle, net of tax	—	255	—

Net income	18,183	12,313	9,656

Assets and liabilities data (as at 31 December)
Total fixed and other long-term assets	130,963	125,946	111,476
Net current assets/(liabilities)	1,184	(10,813)	(13,546)
Total debt (long-term and short-term)	14,422	20,127	19,691
Royal Dutch’s and Shell Transport’s interest in
Royal Dutch/ Shell Group net assets	84,576	72,497	60,276
Minority interests	5,309	3,415	3,568

Capital employed	104,307	96,039	83,535

Presented below is summary historical financial information for the Royal Dutch/Shell Group as at and for the quarter ended 31 March 2005 prepared in accordance with accounting policies which are in accordance with the recognition and measurement requirements of those IFRS and IFRIC interpretations issued by the IASB that are effective or will be early adopted at 31 December 2005.

$ million
Quarter ended
31 March 2005
Income statement data
Sales proceeds	90,068
Sales taxes, excise duties and similar levies	(17,912)

Revenue	72,156
Cost of sales	(58,565)

Gross profit	13,591
Selling and distribution expenses	(3,164)
Administrative expenses	(370)
Exploration	(261)
Share of profit of equity accounted investments	1,573
Net finance costs	(83)
Other income	5

Income before taxation	11,291
Taxation	(4,273)

Income from continuing operations	7,018
Income from discontinued operations	(214)

Income for the period	6,804

Attributable to minority interests	131
Income attributable to Royal Dutch and Shell Transport	6,673

$ million
As at
31 March 2005
Assets and liabilities data
Total non-current assets	123,905
Total net current assets	5,003
Total debt	13,732
Equity attributable to Royal Dutch and Shell Transport	83,662
Minority interests	5,677

Capital employed	103,071

4.2    Summary unaudited pro forma combined financial information
Presented below is summary unaudited pro forma combined financial information for the RDS Group prepared in accordance with US GAAP as at and for the year ended 31 December 2004.

$ million
Year ended
31 December 2004
(except per share amounts)
Income statement data
Sales proceeds — Gross	337,522
Sales proceeds — Net	265,190
Operating profit	31,816
Interest and other income	1,730
Interest expense	(1,213)
Income before taxation	32,294
Net income	18,091
Earnings per share ($)
Basic	2.67
Diluted	2.67

$ million
As at
31 December 2004
Assets and liabilities data
Total fixed and other long-term assets	130,963
Net current assets	7,033
Total debt (long-term and short-term)	14,362
Shareholders’ equity	90,425
Presented below is summary unaudited pro forma combined financial information for the RDS Group as at and for the quarter ended 31 March 2005 prepared in accordance with accounting policies which are in accordance with the recognition and measurement requirements of those IFRS and IFRIC interpretations issued by the IASB that are effective or will be early adopted at 31 December 2005.

$ million
Quarter ended
31 March 2005
(except per share amounts)
Income statement data
Sales proceeds — Gross	90,068
Revenue	72,156
Gross profit	13,591
Net finance cost and other income	(68)
Income before taxation	11,227
Income for the period attributable to equity holders	6,608
Earnings per share ($)
Basic	0.98
Diluted	0.98

$ million
As at
31 March 2005
Assets and liabilities data
Total non-current assets	123,905
Total net current assets	7,992
Total debt	13,694
Total equity	92,328
4.3    Working capital statement
Royal Dutch Shell is of the opinion that the working capital available to the RDS Group is sufficient for its present requirements, that is for at least the period from the date of this document until 1 July 2006.

4.4	Capitalisation and indebtedness
As at 31 March 2005, the entities that will comprise the RDS Group had combined outstanding borrowings and indebtedness in the nature of borrowings of US$13.7 billion comprising medium-term notes of US$4.7 billion, commercial paper borrowings of US$2.6 billion, tolling and similar liabilities of US$3.0 billion, and other indebtedness of US$3.4 billion. Of this amount, US$5.7 billion was repayable in less than one year.
As at 31 March 2005, the entities that will comprise the RDS Group had combined cash and cash equivalents balances totalling US$10.1 billion. The combined net indebtedness of the entities that will comprise the RDS Group as at 31 March 2005 was US$3.6 billion.
As set out in the unaudited pro forma combined financial information set out in Part XVIII of these Listing Particulars, as at 31 March 2005, the combined Royal Dutch Shell shareholders’ equity would have been US$92.3 billion.
4.5    Listings and admission to trading
Applications have been made for the Royal Dutch Shell Shares to be admitted to the Official List and to trading on the London Stock Exchange and to listing on Euronext Amsterdam. The listing of Royal Dutch Shell ADRs on the NYSE has been approved, subject to official notice of issuance.
It is expected that trading will commence on 20 July 2005.

4.6    Dividend policy
The Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time.
Dividends will be declared in euro and paid on a quarterly basis.
Dividends declared on “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. Dividends declared on “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. Holders of Royal Dutch Shell ADRs will receive payment in US dollars and will not be able to elect to receive dividends in any other currency.
4.7    Dividend Access Mechanism
To facilitate the preservation of the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, dividends to be received by holders of “B” Shares are intended to have a UK source. This will be achieved by paying dividends to which they are entitled through the Dividend Access Mechanism. The Dividend Access Mechanism has been approved by the Dutch Revenue Service. Dividends to be received by holders of “A” Shares will have a Dutch source.
4.8    Risk factors
Investors should consider carefully the risks and uncertainties listed below. These risks and uncertainties are not the only ones facing the RDS Group. If any or a combination of these risks actually occurs, the price of the Royal Dutch Shell Shares and Royal Dutch Shell ADRs could decline and investors may lose all or part of their investment.
(a)    Risks related to the Transaction

•	Trading price fluctuation of, and price differences between, Royal Dutch Shell Shares and/or Royal Dutch Shell ADRs.

•	Failure to realise the anticipated benefits of the Transaction.

•	The dividend policy of Royal Dutch Shell may in future be different to those of Royal Dutch and Shell Transport.

•	The Royal Dutch Shell Articles are different to the Royal Dutch Articles and the Shell Transport Articles.

•	Accounting policies may require adjustment if there are changes to IFRS standards or interpretations.

(b)	Risks related to the Dividend Access Mechanism

•	Discontinuance of the Dividend Access Mechanism at any time at the sole discretion (subject to any regulatory requirements) of Royal Dutch Shell or Shell Transport, resulting in any dividend received by holders of the “B” Shares having a Dutch source rather than a UK source.

•	Insufficient distributable reserves to pay any dividend on the Dividend Access Share (and on to the holders of “B” Shares).
(c)    Risks related to the RDS Group’s business

•	Prices for oil, natural gas, oil products and chemicals may fluctuate.

•	The operations and earnings of the entities that will comprise the RDS Group are subject to:

—	risks relating to currency fluctuations and controls;

—	risks relating to the drilling and well production process and the ability to replace oil and gas reserves;

—	risks related to the estimation of reserves and ability to replace oil and gas reserves;

—	economic and financial market conditions;

—	environmental risks;

—	risks related to operational hazards, natural disasters and expropriation of property;

—	risk of change in legislation and fiscal and regulatory policies; and

—	risks of doing business in politically sensitive or unstable countries.

5.	Information concerning Royal Dutch Shell
Royal Dutch Shell’s registered office is at Shell Centre, London SE1 7NA, UK and its headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands, tel.: + 31 (0) 70 377 9111. Royal Dutch Shell is considered a resident of The Netherlands for Dutch and UK tax purposes.
Present in more than 140 countries and territories around the world, Royal Dutch Shell and the other entities that will comprise the RDS Group are engaged in all the principal aspects of the oil and natural gas industry. The principal business divisions are Exploration and Production, Gas & Power and Oil Products and Chemicals.

6.	Operating and financial review
The Royal Dutch/ Shell Group’s net income in 2004 was US$18.2 billion, an increase of 48 per cent. from 2003. The increase reflects higher realised oil and gas prices in Exploration and Production and higher LNG volumes and prices in Gas & Power as well as increases in refining margins in Oil Products. Capital investment(1) in 2004 was US$14.9 billion compared with US$14.3 billion in 2003 and US$14.2 billion (excluding major acquisitions) in 2002. Gross proceeds from divestments in 2004 were US$7.6 billion compared with US$4.5 billion in 2003 and US$1.6 billion in 2002. At the end of 2004, the debt ratio(2) was 13.8 per cent. compared with 21 per cent. in 2003. Cash and cash equivalents were US$8.5 billion compared with US$2.0 billion in 2003 and US$1.6 billion in 2002.

7.	Share buy back programme
On 3 February 2005, it was announced that, given the strong cash and debt position of the Royal Dutch/ Shell Group at the end of 2004, the Royal Dutch and Shell Transport share buy back programme would be relaunched with a projected return of surplus cash to shareholders for 2005 in the range of US$3 billion to US$5 billion, subject to continued high oil prices. Royal Dutch Shell intends to continue the Royal Dutch and Shell Transport share buy back programme on this basis.
Royal Dutch Shell expects to buy back “A” Shares in preference to “B” Shares considering, among other things, the relative tax treatment of buy backs of “A” Shares and “B” Shares.

8.	Reserves
As previously announced, two reserves assurance processes have been conducted, with the assistance of external consultants, in connection with the Royal Dutch/ Shell Group’s oil and gas reserves. The first process resulted in the removal from proved reserves of approximately 4.47 billion boe that were previously reported as at 31 December 2002. The second process resulted in the removal of approximately 1.37 billion boe that were previously reported as at 31 December 2003. As at 31 December 2004, the Royal Dutch/ Shell Group’s proved oil and gas reserves were 11,883 million boe.
Certain remedial actions designed to strengthen the controls relating to the reporting of proved reserves have been undertaken.
Reserves replacement will affect the ability of the RDS Group to maintain or increase production levels in Exploration and Production, which in turn will affect the RDS Group’s cash flow provided by operating activities and net income.

(1)	Capital investment is capital expenditure, exploration expense and investments in associated companies.

(2)	The debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is the net assets of the Royal Dutch/Shell Group before deduction of minority interests, plus short-term and long-term debt.

In connection with the reserves recategorisation that occurred in 2004:

•	putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch, Managing Directors of Shell Transport, and the external auditors for Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group;

•	putative shareholder class actions were filed on behalf of participants in various Shell Oil Company (“SOC”) qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the US Employee Retirement Income Security Act of 1974 (“ERISA”); and

•	shareholder derivative actions were filed in June 2004.
These actions are at an early stage. The Royal Dutch/ Shell Group is in settlement discussions in respect of the ERISA and derivative actions.
In addition, the SEC and the FSA issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching settlements with the SEC and the FSA in accordance with which they agreed, among other things, to pay penalties of US$120 million to the SEC and £17 million to the FSA.
The US Department of Justice has commenced a criminal investigation and Euronext Amsterdam, the AFM and the California Department of Corporations are investigating the issues relating to the reserves recategorisation.
9.     Other significant proceedings

9.1	Alleged ground water contamination
SOC (and affiliates) and other defendants have been sued by public and quasi-public water purveyors and government entities alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Management’s current belief is that the outcome of the pending oxygenate-related litigation will not have a material impact on the RDS Group’s financial condition.

9.2	Alleged exposure to DBCP
In 2002, a Nicaraguan court rendered a US$490 million judgment jointly against SOC and three other defendants (not affiliated) for claimed personal injuries resulting from alleged exposure to DBCP, a pesticide manufactured by SOC prior to 1978. There are five additional Nicaraguan judgements jointly against Shell Chemical Company and three other defendants (not affiliated). Management’s opinion is that these judgments are unenforceable in a US court as a matter of law and no provisions have been made for these judgments and related claims.

9.3	Product Liability
Since 1984, SOC and others have been defendants in numerous product liability cases involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC has made provision for its anticipated funding needs until 2009 resulting from settlements of two class actions. Management’s opinion is that exposure from other pending polybutylene litigation is not material.
10.    Directors and senior management

10.1	Directors of Royal Dutch Shell
The Royal Dutch Shell Board comprises 10 non-executive directors (including the Chairman) and five executive directors as set out below:

•	Aad Jacobs, Chairman

•	Lord Kerr of Kinlochard, Deputy Chairman

•	Jeroen van der Veer, Chief Executive

•	Peter Voser, Chief Financial Officer

•	Malcolm Brinded, Executive director

•	Linda Cook, Executive director

•	Rob Routs, Executive director

•	Maarten van den Bergh, Non-executive director

•	Sir Peter Burt, Non-executive director

•	Mary (Nina) Henderson, Non-executive director

•	Sir Peter Job, Non-executive director

•	Wim Kok, Non-executive director

•	Jonkheer Aarnout Loudon, Non-executive director

•	Christine Morin-Postel, Non-executive director

•	Lawrence Ricciardi, Non-executive director.

10.2	Board practices and senior management
Royal Dutch Shell intends to comply fully with the corporate governance provisions contained in the Combined Code and applicable US law and NYSE listing standards.
Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He is already acting as Group Chief Executive of the Royal Dutch/ Shell Group. Reporting to him are: Peter Voser (Chief Financial Officer), Malcolm Brinded (Exploration and Production), Linda Cook (Gas & Power) and Rob Routs (Oil Products and Chemicals). Jeroen van der Veer chairs an Executive Committee of Royal Dutch Shell comprising himself and the four other executive directors named above.
11.    Additional information
11.1  Advisers
Citigroup and Rothschild are acting as joint sponsors and financial advisers in relation to the Introduction to the Official List. ABN AMRO, Citigroup and Rothschild are acting as co-listing agents in relation to the Introduction of Royal Dutch Shell Shares to Euronext Amsterdam.
The legal advisers of Royal Dutch Shell are De Brauw (Dutch law), Slaughter and May (English law) and Cravath (US law).
The auditors and reporting accountants of Royal Dutch Shell are PricewaterhouseCoopers LLP and KPMG Audit Plc.

11.2	Share capital
Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, the authorised share capital of Royal Dutch Shell will, following Completion, consist of (i) £50,000 divided into 50,000 Sterling Deferred Shares of £1 each; and (ii) €700,000,000 divided into 4,139,640,000 “A” Shares of €0.07 each; 2,759,360,000 “B” Shares of €0.07 each; and 3,101,000,000 unclassified shares of €0.07 each to be classified as “A” Shares or “B” Shares at the discretion of the Royal Dutch Shell directors. Any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.
The rights of the “A” Shares and “B” Shares arising under the Royal Dutch Shell Articles will be identical, except in relation to the Dividend Access Mechanism.

11.3  Major shareholders and related party transactions
As at 13 May 2005:

(i)	the only person capable of exercising control over Royal Dutch Shell was Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.), a company owned equally by Royal Dutch and Shell Transport; and

(ii)	as far as is known to Royal Dutch Shell, the only substantial holder (being a person, other than a Royal Dutch Shell director, who directly or indirectly, is interested in 3 per cent or more of the relevant share capital) of Royal Dutch Shares was The Capital Group International Inc. and the only substantial holders of Shell Transport Ordinary Shares were Capital Group Companies Inc., Legal & General Group Plc and Barclays Plc.
As far as is known to Royal Dutch Shell and based on information as at 13 May 2005, the only substantial holder of Royal Dutch Shell Shares following Completion (assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period) will be The Capital Group International Inc.

11.4	Memorandum and articles of association
The primary object of Royal Dutch Shell is to carry on business as a holding company.
The Royal Dutch Shell Articles include:

•	a requirement that the headquarters of Royal Dutch Shell should be in The Netherlands;

•	provisions, summarised below, relating to arbitration and jurisdiction; and

•	other provisions which are customary for a listed company incorporated in England and Wales.
The Royal Dutch Shell Articles are governed by English law. With one limited exception in relation to the payment of dividends declared by Royal Dutch Shell, all disputes arising out of or in connection with the Royal Dutch Shell Articles or otherwise involving Royal Dutch Shell and its shareholders or directors in their capacities as such are to be resolved by arbitration in The Hague, The Netherlands.

11.5	Significant changes
There have been no significant changes in the financial or trading position of Royal Dutch Shell, Royal Dutch, Shell Transport or the Royal Dutch/Shell Group since 31 March 2005.

11.6	Costs of the Transaction
The aggregate costs and expenses payable by the RDS Group in connection with the Transaction are estimated to amount to US$115 million.

11.7	Documents on display
Copies of various documents will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted), from the date of publication of this document until the later of Admission or the end of the Subsequent Acceptance Period, if any, at Royal Dutch Shell’s registered office, at its headquarters, at the offices of Slaughter and May and at the offices of ABN AMRO and copies of certain of these documents will be made available free of charge upon request.

PART II
RISK FACTORS

You should carefully consider the risks and uncertainties described below, in addition to the other information in these Listing Particulars. These risks and uncertainties are not the only ones facing the RDS Group; additional risks and uncertainties not presently known to Royal Dutch Shell, or that Royal Dutch Shell now believes are immaterial, could also impair the businesses of the RDS Group. If any or a combination of these risks actually occurs, the business, financial condition and operating results of the RDS Group could be adversely affected. If this occurs, the price of the Royal Dutch Shell Shares and/or Royal Dutch Shell ADRs could decline and you may lose all or part of your investment.

1.	Risks related to the Transaction

1.1	Trading prices in Royal Dutch Shell Shares and/or Royal Dutch Shell ADRs may be subject to fluctuation
If you hold Royal Dutch Shares and you tender your Royal Dutch Shares in the Royal Dutch Offer and the Royal Dutch Offer is consummated, or if you are a Shell Transport Ordinary Shareholder (or a holder of Shell Transport Bearer Warrants or Shell Transport ADRs) and the Scheme becomes effective, you will either receive Royal Dutch Shell Shares or Royal Dutch Shell ADRs. Before Completion, there will be no public market for Royal Dutch Shell Shares or Royal Dutch Shell ADRs. The trading prices of Royal Dutch Shell Shares and/or Royal Dutch Shell ADRs may be subject to wide fluctuations. Prices of Royal Dutch Shell Shares and/or Royal Dutch Shell ADRs may fluctuate as a result of a variety of factors beyond the control of Royal Dutch Shell including changes in business, operations and prospects, regulatory considerations and general market and economic conditions.

1.2	Failure to realise the perceived benefits of the Transaction
Royal Dutch Shell may not realise the anticipated benefits of the Transaction. Royal Dutch and Shell Transport are proposing the Transaction because they believe it will result in, among other things, (i) increased clarity and simplicity of governance; (ii) increased management efficiency; (iii) increased accountability; and (iv) flexibility in issuing equity and debt. Royal Dutch Shell may encounter substantial difficulties in achieving these anticipated benefits and/or these anticipated benefits may not materialise.

1.3	“A” Shares and “B” Shares, and “A” ADRs and “B” ADRs, may trade at different prices
Upon Completion, Royal Dutch Shell will have two classes of ordinary shares and two classes of ADRs outstanding. Each of these may trade at different prices based on, among other things, the fact that dividends to be received by holders of “A” Shares or “A” ADRs will have a Dutch source and dividends to be received by holders of “B” Shares or “B” ADRs are intended to have a UK source (pursuant to the Dividend Access Mechanism). Prices may also differ owing to differing levels of demand in different markets for reasons external to the RDS Group such as index inclusion and relative index performance.

1.4	Royal Dutch Shell’s dividend policy may be different from Royal Dutch’s and Shell Transport’s historical dividend policies
There can be no assurance that following the Transaction Royal Dutch Shell will continue to declare dividends at the same rate as Royal Dutch and/or Shell Transport has in the past. In setting the level of the dividend, the Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time, with the base for the 2005 financial year being the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004. However, Royal Dutch Shell may change this dividend policy at any time following Completion.
Royal Dutch Shell intends to pay dividends quarterly, rather than semi-annually (which has been Royal Dutch’s and Shell Transport’s previous practice). However, Royal Dutch Shell may change this frequency of payment at any time following Completion.

1.5	The Royal Dutch Shell Articles and the rights of Royal Dutch Shell Shareholders will differ from the Royal Dutch Articles, the Shell Transport Articles and the rights of Royal Dutch Shareholders, Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants
The rights of Royal Dutch Shell Shareholders will differ from the rights of Royal Dutch Shareholders, Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants. These differences arise from differences in the respective articles of association. In addition, differences arise due to the fact that rights of Royal Dutch Shell Shareholders are governed by English law whereas rights of Royal Dutch Shareholders are governed by Dutch law. The differences will impact, among other things, shareholder meetings, information rights, dividends, liquidation rights and pre-emption rights. In addition, the Royal Dutch Shell Articles require that all disputes (i) between a holder of Royal Dutch Shell Shares in its capacity as such and Royal Dutch Shell or any subsidiary of Royal Dutch Shell or any of Royal Dutch Shell’s or its subsidiaries’ directors or former directors arising out of or in connection with the Royal Dutch Shell Articles or otherwise, and (ii) to the fullest extent permitted by law, between Royal Dutch Shell or any subsidiary of Royal Dutch Shell and any of Royal Dutch Shell’s or its subsidiaries’ directors or former directors including all claims made by or on behalf of Royal Dutch Shell or any subsidiary of Royal Dutch Shell against any such director, and (iii) between a holder of Royal Dutch Shell Shares in its capacity as such and any of Royal Dutch Shell’s professional service providers (which could include auditors, legal counsel, bankers and ADR depositaries) that have agreed with Royal Dutch Shell to be bound by the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles, and (iv) between Royal Dutch Shell and its professional service providers arising in connection with any claim under (iii) above, shall be exclusively and finally resolved by arbitration in The Hague, The Netherlands under the Rules of Arbitration of the International Chamber of Commerce. This would include all disputes arising under UK, Dutch or US law (including securities laws) between covered parties. The Royal Dutch Shell Articles also provide that if the arbitration provision is held for any reason by a court or other competent authority in any jurisdiction to be invalid or unenforceable in any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales. This provision may affect the ability of holders of Royal Dutch Shell Shares to obtain monetary or other relief, including for claims arising under US securities and other laws and may increase the cost of seeking and obtaining recoveries in any dispute.

1.6	International Financial Reporting Standards
The unaudited condensed interim financial information included in Parts XVI and XVIII of these Listing Particulars as at and for the quarter ended 31 March 2005 has been prepared in accordance with accounting standards under the first time adoption provisions set out in International Financial Reporting Standard 1 and the policies described in the notes to the unaudited first quarter 2005 financial reports included in Part XVI of these Listing Particulars. IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice continues to evolve and the full financial effect of reporting under IFRS as it will be applied and reported on in Royal Dutch Shell’s first IFRS financial statements cannot be determined with certainty at this stage.
In the future, Royal Dutch Shell will prepare its financial information in accordance with IFRS. These accounting standards and policies adopted under IFRS differ from those applicable to the historical financial information included in Parts XII, XIII, XIV and XV of these Listing Particulars. As at the date of these Listing Particulars, the accounting policies of Royal Dutch Shell are in accordance with both IFRS and those accounting standards that have been adopted for use in the EU.

2.	Risks related to the Dividend Access Mechanism
Royal Dutch Shell or Shell Transport may discontinue the Dividend Access Mechanism at any time, at their sole discretion (subject to any regulatory requirements), and there can be no assurance that Shell Transport will have sufficient distributable reserves to pay any dividend on the Dividend Access Share
Either Royal Dutch Shell (under the Declaration of Trust) or Shell Transport (as issuer of the Dividend Access Share) may procure the discontinuance of the Dividend Access Mechanism at any time at their sole discretion (subject to any regulatory requirements). Also, in order for holders of “B” Shares to receive dividends having a UK source, a dividend on the Dividend Access Share must in fact be paid by Shell Transport from its distributable reserves. There can be no assurance that Shell Transport will have sufficient distributable reserves to pay any dividend on the Dividend Access Share or will exercise its discretion to pay such a dividend. If Royal Dutch Shell or Shell Transport procures the discontinuance of the Dividend Access Mechanism, any dividend declared on the “B” Shares will be paid by Royal Dutch Shell and will therefore have a Dutch source rather than a UK source. Also, if Shell Transport does not, for any reason, declare and pay a dividend on the Dividend Access Share that is equal in amount to the dividend declared on the “B” Shares, a dividend having a Dutch source will be paid by Royal Dutch Shell in an amount equal to the difference between the dividend declared on the “B” Shares and the dividend declared and paid on the Dividend Access Share. Dividends which have a Dutch source are subject to Dutch withholding tax at the rate of 25 per cent. although, depending on the terms of any applicable treaty for the avoidance of double taxation, holders of “B” Shares may be eligible to make a claim to reduce the rate at which such Dutch withholding tax is levied or, alternatively, to seek a full or partial refund of such Dutch withholding tax levied.

3.	Risks related to the RDS Group’s businesses

3.1	Price fluctuations for oil, natural gas, oil products and chemicals
Oil, natural gas, oil products and chemical prices can vary as a result of changes in supply and demand for products, which may be global or limited to specific regions and influenced by factors such as economic conditions, weather conditions or action taken by major oil exporting countries. Political developments, including war, embargoes and political strife in oil producing regions can affect world oil supply and prices. Fluctuations in oil, natural gas, oil products and chemical prices could have an adverse effect on the RDS Group’s results of operations and financial position.

3.2	Currency fluctuations and exchange controls
The entities that will comprise the RDS Group are present in more than 140 countries and territories throughout the world and are subject to risks from changes in currency values and exchange controls. Changes in currency values and exchange controls could have an adverse effect on the RDS Group’s results of operations and financial position.

3.3	Drilling and well production process and the ability to replace oil and gas reserves
The RDS Group’s future oil and gas production is significantly dependent on the successful implementation of development projects. There are risks in this process in interpretation of geological and engineering data, project delay, cost overruns and technical, fiscal, regulatory and other conditions. In addition, future oil and gas production will depend on the RDS Group’s ability to access new reserves through exploration, negotiation with countries and other owners of known reserves and acquisitions. Failures in exploration and in identifying and consummating transactions to access suitable potential reserves could adversely impact the RDS Group’s oil and gas production and reserve replacement, which in turn could have an adverse impact on the results of operations and financial position of the RDS Group in future.

3.4	Estimation of reserves
The estimation of oil and gas reserves involves subjective judgments and determinations based on available geological, technical, contractual and economic information. They are not exact determinations. In addition, these judgments may change based on new information from production or drilling activities or changes in economic factors, as well as from developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques. Published reserve estimates are also subject to correction for errors in the application of published rules and guidance.
In 2004 and 2005, the Royal Dutch/ Shell Group restated its proved reserves to correct certain errors. In connection with the restatements, a number of putative shareholder class actions and shareholder derivative suits were filed against, among others, Royal Dutch and Shell Transport, and civil and criminal investigations were commenced by authorities in the US, the UK and The Netherlands.

3.5	Economic and financial market conditions
The entities that will comprise the RDS Group are subject to differing economic and financial market conditions in countries and regions throughout the world. There are risks to such markets from political or economic instability, as well as from industry competition. Realisation of one of these risks in a country or region could have an adverse effect on the results of operations and financial position of the RDS Group companies operating in that country or region.

3.6	Environmental risks
The entities that will comprise the RDS Group are subject to a number of different environmental laws, regulations, environmental expectations and reporting requirements. Costs are incurred for prevention, control, abatement or elimination of releases into the air and water, as well as in the disposal and handling of wastes at operating facilities. Expenditures of a capital nature include both remedial measures on existing plants and integral features of new plants.

3.7	Operational hazards, natural disasters and expropriation of property
The assets of the entities that will comprise the RDS Group are subject to risk from operational hazards, natural disasters and expropriation of property. Realisation of these risks could have an adverse effect on the results of operations and financial position of the impacted RDS Group company.

3.8	Change in legislation and fiscal and regulatory policies
The operations of the entities that will comprise the RDS Group are subject to risk of change in legislation, taxation and regulations. For exploration and production activities, these matters include land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. Changes in legislation, taxation and regulations could have an adverse effect on the results of operations of the impacted RDS Group companies.

3.9	Doing business in politically sensitive or unstable countries
The operations and earnings throughout the world of the entities that will comprise the RDS Group have been, and may in the future be, affected from time to time in varying degree by other political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports and exports, war or other international conflicts, civil unrest and local security concerns that threaten the safe operation of company facilities, price controls, tax increases and other retroactive tax claims, expropriation of property, cancellation of contract rights, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the entities that will comprise the RDS Group vary greatly from country to country and are not predictable. Realisation of these risks could have an adverse impact on the results of operations and financial position of the RDS Group companies located in the affected country.

PART III
PERSONS RESPONSIBLE AND ADVISERS

1.	Persons responsible

The Royal Dutch Shell directors, whose names appear below, and Royal Dutch Shell accept responsibility for the information contained in these Listing Particulars. To the best of the knowledge and belief of the Royal Dutch Shell directors and Royal Dutch Shell (who have taken all reasonable care to ensure that such is the case), the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.
Royal Dutch Shell has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in these Listing Particulars to satisfy the requirements of FSMA or the Listing Rules (as in force at the date of these Listing Particulars). Royal Dutch Shell believes that none of the information incorporated herein by reference conflicts in any material respect with the information included in the Listing Particulars. Such incorporation by reference is made in order to allow these Listing Particulars to be regarded as a document equivalent to a prospectus for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/ EC on the prospectus to be published when securities are offered to the public or admitted to trading.
KPMG Audit Plc and PricewaterhouseCoopers LLP accept responsibility for their reports contained in Parts XII, XVII and XVIII of these Listing Particulars. To the best of the knowledge and belief of KPMG Audit Plc and PricewaterhouseCoopers LLP (who have taken all reasonable care to ensure that such is the case), the information in these reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors, secretary and advisers of Royal Dutch Shell

Directors
Aad Jacobs	Chairman and Chairman of the Nomination and Succession Committee(3)
Lord Kerr of Kinlochard	Deputy Chairman (and senior independent Non-executive director)(1),(3)
Jeroen van der Veer	Chief Executive
Peter Voser	Chief Financial Officer
Malcolm Brinded	Executive director, Exploration and Production
Linda Cook	Executive director, Gas & Power
Rob Routs	Executive director, Oil Products and Chemicals
Maarten van den Bergh	Non-executive director(2)
Sir Peter Burt	Non-executive director(4)
Mary (Nina) Henderson	Non-executive director(2),(4)
Sir Peter Job	Non-executive director(1)
Wim Kok	Non-executive director and Chairman of the Social Responsibility Committee(2)
Jonkheer Aarnout Loudon	Non-executive director and Chairman of the Remuneration Committee(1),(3)
Christine Morin-Postel	Non-executive director(4)
Lawrence Ricciardi	Non-executive director and Chairman of the Audit Committee (4)

(1)	Member of the Remuneration Committee

(2)	Member of the Social Responsibility Committee

(3)	Member of the Nomination and Succession Committee

(4)	Member of the Audit Committee

Company secretary	Website
Michiel Brandjes	www.shell.com

Registered office	Headquarters
Shell Centre London SE1 7NA United Kingdom	Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands

Advisers and others

Joint sponsors and financial advisers
Citigroup Global Markets Limited	NM Rothschild & Sons Limited
Citigroup Centre	New Court
Canada Square	St Swithin’s Lane
Canary Wharf	London EC4P 4DU
London E14 5LB	United Kingdom
United Kingdom

Listing agents in connection with the listing on Euronext Amsterdam
ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom	NM Rothschild & Sons Limited New Court St Swithin’s Lane London EC4P 4DU United Kingdom

Dutch exchange agent and paying
agent	UK registrars
ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands	Lloyds TSB Registrars The Causeway Worthing West Sussex BN9 6DA United Kingdom

Dutch legal advisers	English legal advisers	US legal advisers
De Brauw Blackstone Westbroek N.V. Tripolis Burgerweeshuispad 301 1076 HR Amsterdam The Netherlands	Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom	Cravath, Swaine & Moore LLP CityPoint One Ropemaker Street London EC2Y 9HR United Kingdom

Financial Adviser to Royal Dutch	Financial Adviser to Shell Transport
ABN AMRO Bank N.V. Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands	Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

Auditors of Royal Dutch Shell and reporting accountants
KPMG Audit Plc	PricewaterhouseCoopers LLP
8 Salisbury Square	1 Embankment Place
London EC4Y 8BB	London WC2N 6RH
United Kingdom	United Kingdom
each a member firm of the Institute of Chartered Accountants of England and Wales.

Auditors of Royal Dutch	Auditors of Shell Transport
KPMG Accountants N.V.	PricewaterhouseCoopers LLP
Churchillplein 6	1 Embankment Place
2517 JW The Hague	London WC2N 6RH
The Netherlands,	United Kingdom,
a member firm of The Royal Netherlands Institute of Register Accountants.	a member firm of the Institute of Chartered Accountants of England and Wales.

“A” ADR Depositary	“B” ADR Depositary
JP Morgan Chase Bank, N.A.	The Bank of New York
4 New York Plaza	101 Barclay Street
New York	New York
New York 10004	New York 10286
United States	United States

PART IV
OFFER STATISTICS AND EXPECTED TIMETABLE
1.     Introduction to the Transaction

On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell, a company incorporated in England and Wales and headquartered and resident in The Netherlands for Dutch and UK tax purposes. Royal Dutch Shell has a single tier Board of Directors chaired by a non-executive Chairman, Aad Jacobs. The executive management will be led by a single Chief Executive, Jeroen van der Veer. Further information relating to Royal Dutch Shell is set out in Part VI of these Listing Particulars.
A diagramatic representation of the effect of the Transaction appears below:
Before
After

(1)	Assuming full acceptance of the Royal Dutch Offer, former Royal Dutch Shareholders will hold 60 per cent. of the issued ordinary share capital of Royal Dutch Shell and former Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants will hold 40 per cent.

2.     Summary of Transaction terms

2.1	Summary terms
The Transaction will result in Royal Dutch Shell becoming the parent company of Royal Dutch and Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group. The Transaction is to be effected (i) by way of an exchange offer by Royal Dutch Shell for the Royal Dutch Shares; and (ii) by way of a scheme of arrangement of Shell Transport under section 425 of the Companies Act.

Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. With the exception of holders of Royal Dutch New York Registered Shares who are being offered “A” ADRs, Royal Dutch Shareholders are being offered “A” Shares under the Royal Dutch Offer. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered “B” Shares under the Scheme and holders of Shell Transport ADRs are being offered “B” ADRs.

The “A” Shares and the “B” Shares will have identical rights except in relation to the Dividend Access Mechanism by which dividends having a UK source are intended to be paid to the holders of “B” Shares as described in paragraph 8 of Part VII of these Listing Particulars. The Dividend Access Mechanism seeks to preserve the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.

2.2	Exchange terms
The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group on implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.
Accordingly, Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs will each receive, respectively:

• for each Royal Dutch Bearer Share or Royal Dutch Hague Registered Share tendered:	2 “A” Shares
• for each Royal Dutch New York Registered Share tendered:	1 “A” ADR
• for each Shell Transport Ordinary Share (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled):	0.287333066 “B” Shares
• for each Shell Transport ADR:	0.861999198 “B” ADRs

Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, a total of 4,139,040,000 “A” Shares (including “A” Shares represented by “A” ADRs) and 2,759,360,000 “B” Shares (including “B” Shares represented by “B” ADRs) will be in issue upon Completion. To the extent that the Transaction is completed but not all of the Royal Dutch Shareholders validly tender their Royal Dutch Shares in the Royal Dutch Offer, the percentage of the ordinary share capital and voting rights of Royal Dutch Shell held by former Royal Dutch Shareholders will be less than 60 per cent. and the percentage held by former Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and former holders of Shell Transport Bearer Warrants will be more than 40 per cent.
If the number of Royal Dutch Shares that have been validly tendered under the Royal Dutch Offer and not withdrawn represents at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding, Royal Dutch Shell expects, but is not obliged, to initiate squeeze-out proceedings with a view to acquiring 100 per cent. of the share capital of Royal Dutch in accordance with Article 2:92a of the Dutch Civil Code.

An announcement will be made on the Effective Date confirming that the Royal Dutch Offer has become unconditional (gestand wordt gedaan) in all respects and that the Scheme has become effective.

2.3	Calculation of exchange terms
The exchange terms give effect to the existing ownership of the Royal Dutch/ Shell Group by ensuring that Royal Dutch Shareholders are, in aggregate, offered 60 per cent. of the ordinary share capital of Royal Dutch Shell and that Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and holders of Shell Transport Bearer Warrants are offered 40 per cent.
As:

(i)	there are 2,069,520,000 Royal Dutch Shares in issue at the date of publication of this document (excluding Royal Dutch Shares which have been repurchased and are to be cancelled (a) following approval by Royal Dutch Shareholders at the Royal Dutch annual general meeting, and (b) subject to mandatory procedures under Dutch law);

(ii)	no further Royal Dutch Shares will be issued or repurchased between the date of publication of this document and the Scheme Record Time; and

(iii)	the exchange ratio of “A” Shares to Royal Dutch Shares under the Royal Dutch Offer has been set at 2:1,

a total of 4,139,040,000 “A” Shares will be offered to Royal Dutch Shareholders (i.e. 2,069,520,000 × 2).
The number of “B” Shares offered to Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and holders of Shell Transport Bearer Warrants pursuant to the Scheme must represent 40 per cent. of the total number of Royal Dutch Shell Shares to be offered in the Transaction. Therefore, the total number of “A” Shares being offered to Royal Dutch Shareholders (4,139,040,000) must be divided by 60 and then multiplied by 40 to give the total number of “B” Shares to be offered pursuant to the Scheme. The result of this calculation is then divided by the total number of Shell Transport Ordinary Shares (including (i) Shell Transport Ordinary Shares held by the Shell Transport ADR Depositary, and (ii) Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled) to give the Shell Transport Share Exchange Ratio. The Shell Transport Share Exchange Ratio has been rounded to nine decimal places in order to enable the necessary calculations. This rounding will have a negligible impact on the entitlement of Shell Transport Ordinary Shareholders or the holders of Shell Transport Bearer Warrants.
As:

(i)	there are 9,603,350,000 Shell Transport Ordinary Shares in issue at the date of publication of this document; and

(ii)	no further Shell Transport Ordinary Shares will be issued or repurchased between the date of publication of this document and the Scheme Record Time, a total of 2,759,360,000 “B” Shares will be offered to Shell Transport Ordinary Shareholders (including the Shell Transport ADR Depositary) and holders of Shell Transport Bearer Warrants pursuant to the Scheme.
Each Shell Transport ADR currently represents six Shell Transport Ordinary Shares and each Royal Dutch Shell ADR will represent two Royal Dutch Shell Shares. The Shell Transport ADR Exchange Ratio has therefore been calculated by multiplying the Shell Transport Share Exchange Ratio by six and then dividing it by two.

2.4	Fractional entitlements
As a result of the exchange ratios, some Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and Shell Transport ADRs may be entitled to fractions of “B” Shares or “B” ADRs (as appropriate). However, such fractions will not be allotted or issued to such persons, but will be aggregated and sold in the market on their behalf as soon as possible following the Effective Date at the best price which can reasonably be obtained at the time of sale. The net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale) shall be paid to the persons entitled to them in accordance with their fractional entitlements. In the absence of bad faith or wilful default, none of Royal Dutch Shell, Royal Dutch, Shell Transport or the Royal Dutch Shell “B” ADR Depositary shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.
Anyone entitled to receive any net proceeds of sale of fractional entitlements will receive a cheque in due course in respect of such net proceeds.
Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants will be given an opportunity to donate any proceeds of sale of fractional entitlements to Royal Dutch Shell’s nominated charity.
3.     Implementation
3.1    Implementation process
The Transaction is to be implemented in accordance with the Implementation Agreement. The Implementation Agreement is summarised in paragraph 9.1 of Part XXI of these Listing Particulars.

The Transaction can only become effective if (i) all the conditions to the Royal Dutch Offer, and (ii) all the conditions to the Scheme have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that, prior to the Hearing Date, the Implementation Agreement is terminated in accordance with its terms.

3.2    Conditions
The Transaction will become effective upon the registration of the Order by the Registrar of Companies which, subject to the sanction of the Scheme by the High Court, is expected to occur on 20 July 2005. Unless the Scheme becomes effective by not later than 31 December 2005, or such later date as Royal Dutch Shell, Royal Dutch and Shell Transport may agree and the High Court may allow, the Scheme will not become effective and the Transaction will not proceed.
The conditions which need to be satisfied (or, to the extent permitted by applicable law and the Implementation Agreement, waived) for the Royal Dutch Offer and the Scheme to be implemented, which are set out in full in paragraph 3 of Part XX of these Listing Particulars, include:

•	the passing of a resolution by the Royal Dutch annual general meeting approving the Implementation Agreement;

•	the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

•	approval of the Scheme, at the Court Meeting, by a majority in number representing three-fourths in value of those Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy;

•	the passing at the Shell Transport EGM of special resolutions approving (i) the cancellation and repayment of the Shell Transport Preference Shares and (ii) the Scheme;

•	the admission of the Royal Dutch Shell Shares to the Official List and to trading on the London Stock Exchange, the listing of the Royal Dutch Shell Shares on Euronext Amsterdam and the listing of the Royal Dutch Shell ADRs on the New York Stock Exchange; and

•	the sanction (with or without modification) of:

(i)	the cancellation and repayment of the Shell Transport Preference Shares; and

(ii)	the Scheme,

by the High Court.
Royal Dutch Shell has agreed in the Implementation Agreement not to waive the conditions of the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport. Shell Transport has agreed in the Implementation Agreement not to waive the conditions of the Scheme or to determine whether any such conditions have been satisfied without the prior written consent of Royal Dutch.

4.	Expected timetable

	2005
Publication of these Listing Particulars	19 May
Commencement of the Royal Dutch Offer Acceptance Period	20 May
Voting Record Time (Court Meeting and Shell Transport EGM)	6.00 p.m. on 26 June
Royal Dutch annual general meeting	10.30 a.m. (Amsterdam time) on 28 June	(1)
Shell Transport annual general meeting	11.00 a.m. on 28 June	(1)
Court Meeting	12.00 noon on 28 June	(2)
Shell Transport EGM	12.10 p.m. on 28 June	(3)
Hearing of petition to confirm the cancellation and repayment of the Shell Transport Preference Shares	10.30 a.m. on 14 July
Last day of dealing in Shell Transport Preference Shares	14 July
Cancellation and Repayment Record Time	6.00 p.m. on 14 July	(4)
Registration of the order relating to the cancellation and repayment of the Shell Transport Preference Shares	8.30 a.m. on 15 July	(4)
End of Royal Dutch Offer Acceptance Period	11.00 p.m. (Amsterdam time) on 18 July	(5)
Announcement that the Royal Dutch Offer is unconditional (gestand wordt gedaan) except for the sanction of the Scheme by the High Court and the registration of the Order by the Registrar of Companies	8.00 a.m. (Amsterdam time) on 19 July	(5)

Hearing of petition to sanction the Scheme	10.30 a.m. on 19 July
Last day of dealings in Shell Transport Ordinary Shares and Shell Transport ADRs	19 July	(6)
Scheme Record Time	6.00 p.m. on 19 July	(6)
Depositary Record Time	5.00 p.m. (New York City time) on 19 July	(6)
Registration of the Order by the Registrar of Companies	by 8.00 a.m. on 20 July	(6)
Honouring Date(10)	20 July	(7)

Effective Date	20 July(6),(8)
Commencement of dealings in Royal Dutch Shell Shares on the London Stock Exchange(11) and on Euronext Amsterdam	8.00 a.m. (9.00 a.m. Amsterdam time) on 20 July	(6)

Crediting of “B” Shares to CREST accounts	20 July(6)
Start of Subsequent Acceptance Period, if any	9.00 a.m. (Amsterdam time) on 20 July	(9)
Commencement of trading of Royal Dutch Shell ADRs on the New York Stock Exchange	9.30 a.m. (New York City time) on 20 July	(6)
Settlement Date	No later than 25 July	(6)
Declaration date for the proposed Royal Dutch Shell second quarter dividend	28 July
Euroclear Nederland record date for the proposed Royal Dutch Shell second quarter dividend(12)	2 August

Ex-dividend date for the proposed Royal Dutch Shell second	3 August
quarter dividend
Main record date for the proposed Royal Dutch Shell second quarter dividend(12)	5 August
End of Subsequent Acceptance Period, if any(9)	3.00 p.m. (Amsterdam time) on 9 August	(5),(6)

(1)	Notices, forms of proxy and other papers relating to the Royal Dutch annual general meeting and the Shell Transport annual general meeting will be sent separately to shareholders.

(2)	Or as soon thereafter as the Shell Transport annual general meeting is concluded or adjourned.

(3)	Or as soon thereafter as the Court Meeting is concluded or adjourned.

(4)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court confirms the cancellation and repayment of the Shell Transport Preference Shares.

(5)	Unless the Royal Dutch Offer Acceptance Period is extended in accordance with Article 9o paragraph 5 of the 1995 Securities Decree and applicable US securities laws (in which case an announcement to that effect will be made no later than the next Euronext Amsterdam trading day).

(6)	These dates are indicative only and will depend, inter alia, on the date upon which the High Court sanctions the Scheme.

(7)	Before the opening of Euronext Amsterdam, unforeseen circumstances excepted, unless the Royal Dutch Offer Acceptance Period is extended in accordance with Article 9o paragraph 5 of the 1995 Securities Decree and applicable US securities laws.

(8)	Or as soon thereafter as the Order has been registered with the Registrar of Companies.

(9)	Assuming 20 July 2005 as the Honouring Date.

(10)	This is the date on which the Royal Dutch Offer is declared unconditional (gestand wordt gedaan) in all respects.

(11)	And admission to the Official List.

(12)	See paragraph 8.6 of Part VII of these Listing Particulars for an explanation of the dividend record dates.
All references in this document to time are to London time unless otherwise stated.

PART V
KEY INFORMATION
1.     Background to and reasons for the Transaction
1.1    Background
Following the announcements made on 5 March 2004, 18 March 2004 and 17 June 2004, a review of the structure and overall governance of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group was carried out by the Steering Group drawn from the Royal Dutch Boards and the Shell Transport Board. The Steering Group was chaired by Lord Kerr of Kinlochard and its members were Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer.
The terms of reference of the Steering Group were to consider:

(i)	how to simplify the Royal Dutch Boards, the Shell Transport Board and the boards of the Royal Dutch/Shell Group holding companies and the management structures of the Royal Dutch/ Shell Group;

(ii)	how decision-making processes and accountability could be improved; and

(iii)	ways in which effective leadership for the Royal Dutch/ Shell Group as a whole could be enhanced.
The Steering Group was assisted by the Working Group of senior finance, accounting and legal personnel from the Royal Dutch/Shell Group. The Steering Group and the Working Group received corporate finance advice from Citigroup and Rothschild and legal advice from De Brauw, Slaughter and May and Cravath on matters concerning Dutch, English and US law, respectively. The Steering Group considered a wide range of possible structures to meet the objectives of the review. Members of the Steering Group also heard the views of a large number of shareholders from the UK, The Netherlands, the US and elsewhere, and also met with shareholder bodies in the UK and The Netherlands.
The Royal Dutch Boards and the Shell Transport Board carefully considered the results of the review and the options for the future structure of the Royal Dutch/Shell Group and unanimously agreed, in principle, to recommend the Transaction to their shareholders together with reforms of governance and management, announcing their decision to that effect on 28 October 2004.
More detailed information on the background to the Transaction is set out in Part XX of these Listing Particulars.

1.2    Reasons for the Transaction
The Royal Dutch Boards and the Shell Transport Board believe that the Transaction and the governance proposals announced on 28 October 2004 will deliver significant benefits, including:
(a)    Increased clarity and simplicity of governance
A clearer and simpler governance structure, including a single, smaller board and a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.
(b)    Increased management efficiency
Increased efficiency of decision-making and management processes generally, including through the elimination of dual corporate headquarters in favour of a single corporate headquarters, the elimination of duplication and the centralisation of functions.
(c)    Increased accountability
The fact that the Executive Committee will report through the Chief Executive to a single board with a single non-executive Chairman is expected to improve the accountability of the board and management to all shareholders and to clarify lines of authority.

(d)    Flexibility in issuing equity and debt
Having a single publicly traded entity is expected to facilitate equity and debt issuances, including on an SEC-registered basis.
Any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.
More detailed information on the reasons for the Transaction are set out in Part XX of these Listing Particulars. Further information on the governance of Royal Dutch Shell is set out in Part XI of these Listing Particulars.

2.     Selected financial information
The financial information set out in paragraphs 2.1 and 2.2 below has been extracted without material adjustment from Parts XIII, XVI, XVII and XVIII of these Listing Particulars. Investors should read the whole of these Listing Particulars and not just rely on key or summarised information.
2.1    Summary historical financial information
Presented below is summary historical financial information for the Royal Dutch/ Shell Group prepared in accordance with US GAAP as at and for the years ended 31 December 2002, 2003 and 2004.
The following summary historical financial data should be read together with the financial information of the Royal Dutch/ Shell Group set out in Part XIII of these Listing Particulars and the section entitled “Operating and Financial Review” set out in Part VIII of these Listing Particulars.
Income statement data (year ended 31 December)

	$ million
		2003	2002
	2004	As restated	As restated
Sales proceeds	337,522	263,889	218,287
Sales taxes, excise duties and similar levies	(72,332)	(65,527)	(54,834)

Net proceeds	265,190	198,362	163,453
Cost of sales	(221,678)	(165,147)	(135,658)

Gross profit	43,512	33,215	27,795
Selling and distribution expenses	(12,340)	(11,409)	(9,617)
Administrative expenses	(2,516)	(1,870)	(1,587)
Exploration	(1,823)	(1,475)	(1,052)
Research and development	(553)	(584)	(472)

Operating profit of Group companies	26,280	17,877	15,067
Share of operating profit of associated companies	5,653	3,446	2,792

Operating profit	31,933	21,323	17,859
Interest and other income	1,705	1,967	748
Interest expense	(1,214)	(1,324)	(1,291)
Currency exchange gains/(losses)	(39)	(231)	(25)

Income before taxation	32,385	21,735	17,291
Taxation	(15,136)	(9,349)	(7,647)

Income after taxation	17,249	12,386	9,644
Income applicable to minority interests	(626)	(353)	(175)

Income from continuing operations	16,623	12,033	9,469
Income from discontinued operations, net of tax	1,560	25	187
Cumulative effect of a change in accounting principle, net of tax	—	255	—

Net income	18,183	12,313	9,656

	$ million
		2003	2002
	2004	As restated	As restated
Assets and liabilities data (as at 31 December)
Total fixed and other long-term assets	130,963	125,946	111,476
Net current assets/(liabilities)	1,184	(10,813)	(13,546)
Total debt (long-term and short-term)	14,422	20,127	19,691
Royal Dutch’s and Shell Transport’s interest in Royal Dutch/ Shell Group net assets	84,576	72,497	60,276
Minority interests	5,309	3,415	3,568

Capital employed	104,307	96,039	83,535

Presented below is summary historical financial information for the Royal Dutch/Shell Group as at and for the quarter ended 31 March 2005 prepared in accordance with accounting policies which are in accordance with the recognition and measurement requirements of those IFRS and IFRIC interpretations issued by the IASB that are effective or will be early adopted at 31 December 2005.

$ million
Quarter ended
31 March 2005
Income statement data
Sales proceeds	90,068
Sales taxes, excise duties and similar levies	(17,912)

Revenue	72,156
Cost of sales	(58,565)

Gross profit	13,591
Selling and distribution expenses	(3,164)
Administrative expenses	(370)
Exploration	(261)
Share of profit of equity accounted investments	1,573
Net finance costs	(83)
Other income	5

Income before taxation	11,291
Taxation	(4,273)

Income from continuing operations	7,018
Income from discontinued operations	(214)

Income for the period	6,804

Attributable to minority interests	131
Income attributable to Royal Dutch and Shell Transport	6,673

$ million
As at
31 march 2005
Assets and liabilities data
Total non-current assets	123,905
Total net current assets	5,003
Total debt	13,732
Equity attributable to Royal Dutch and Shell Transport	83,662
Minority interests	5,677

Capital employed	103,071

2.2    Summary unaudited pro forma combined financial information
The summary unaudited pro forma combined financial information for the RDS Group prepared in accordance with US GAAP set out below has been extracted without material adjustment from the unaudited pro forma combined financial information set out in Part XVII of these Listing Particulars. The following summary information should be read together with the unaudited pro forma combined financial information, including the related notes, set out in Part XVII of these Listing Particulars.

$ million
Year ended
31 December 2004
(except per share amounts)
Income statement data
Sales proceeds — Gross	337,522
Sales proceeds — Net	265,190
Operating profit	31,816
Interest and other income	1,730
Interest expense	(1,213)
Income before taxation	32,294
Net income	18,091
Earnings per share ($)
Basic	2.67
Diluted	2.67

$ million
As at
31 December 2004
Assets and liabilities data
Total fixed and other long-term assets	130,963
Net current assets	7,033
Total debt (long-term and short-term)	14,362
Shareholders’ equity	90,425
Presented below is summary unaudited pro forma combined financial information for the RDS Group as at and for the quarter ended 31 March 2005 prepared in accordance with accounting policies which are in accordance with the recognition and measurement requirements of those IFRS and IFRIC interpretations used by the IASB that are effective or will be early adopted at 31 December 2005.

$ million
Quarter ended
31 March 2005
(except per share amounts)
Income statement data
Sales proceeds — Gross	90,068
Revenue	72,156
Gross profit	13,591
Net finance cost and other income	(68)
Income before taxation	11,227
Income for the period attributable to equity holders	6,608
Earnings per share ($)
Basic	0.98
Diluted	0.98

$ million
As at
31 March 2005
Assets and liabilities data
Total non-current assets	123,905
Total net current assets	7,992
Total debt	13,694
Total equity	92,328

3.     Working capital statement
Royal Dutch Shell is of the opinion that the working capital available to the RDS Group is sufficient for its present requirements, that is for at least the period from the date of this document until 1 July 2006.

4.     Capitalisation and indebtedness
As at 31 March 2005, the entities that will comprise the RDS Group had combined outstanding borrowings and indebtedness in the nature of borrowings of US$13.7 billion comprising medium-term notes of US$4.7 billion, commercial paper borrowings of US$2.6 billion, tolling and similar liabilities of

US$3.0 billion, and other indebtedness of US$3.4 billion. Of this amount, US$5.7 billion was repayable in less than one year.
As at 31 March 2005, the entities that will comprise the RDS Group had combined cash and cash equivalents balances totalling US$10.1 billion. The combined net indebtedness of the entities that will comprise the RDS Group as at 31 March 2005 was US$3.6 billion.
As set out in the unaudited pro forma combined financial information set out in Part XVIII of these Listing Particulars, as at 31 March 2005 the combined Royal Dutch Shell shareholders’ equity would have been US$92.3 billion.
4.1    Combined capitalisation and indebtedness
The following table sets out the combined indebtedness of the entities that will comprise the RDS Group as at 31 March 2005. This information has been prepared by aggregating the indebtedness of the entities that will comprise the RDS Group. The table shows the external indebtedness of the combined RDS Group and excludes balances between the entities that will comprise the RDS Group. No adjustments have been made in the aggregation.

						$ million
						As at
						31 March 2005
						(unaudited)
	Royal Dutch	Royal Dutch/		Royal	Shell	Combined
	Shell	Shell Group		Dutch	Transport	Royal Dutch Shell
Total current debt
— Secured (a)	—	(351)		—	—	(351)
— Unsecured	—	(5,366	)(b)	—	—	(5,366)

	—	(5,717)		—	—	(5,717)
Total non-current debt
— Secured (a)	—	(3,938)		—	—	(3,938)
— Unsecured	—	(4,039)		(1)	(23)	(4,063)

	—	(7,977)		(1)	(23)	(8,001)

(a)	Total secured borrowings include tolling and similar liabilities of US$3.0 billion, and finance lease obligations of US$1.0 billion.

(b)	The indebtedness for Royal Dutch/Shell Group excludes a deposit of US$38 million due to Royal Dutch.
None of the external debt is subject to guarantees provided by third parties.
As set out in the unaudited pro forma combined financial information set out in Part XVIII of these Listing Particulars, as at 31 March 2005, the combined Royal Dutch Shell shareholders’ equity would have been US$92.3 billion.
The following table sets out the combined net financial indebtedness of the entities that will comprise the RDS Group as at 31 March 2005. This information has been prepared by aggregating the indebtedness and the cash and cash equivalents of the entities that will comprise the RDS Group. The table shows the external net financial indebtedness of the combined RDS Group and excludes balances between the entities that will comprise the RDS Group. No adjustments have been made in the aggregation.

							$ million
							As at
							31 March 2005
							(unaudited)
	Royal Dutch		Royal Dutch/		Royal	Shell	Combined
	Shell		Shell Group		Dutch	Transport	Royal Dutch Shell
Cash	12		7,840		9	—	7,861
Cash equivalents(a)	—	(c)	1,048		871 (c)	303	2,222

Liquidity	12		8,888		880	303	10,083
Current financial borrowings (including current portion of long-term financial borrowings)	—		(5,629	)(d)	—	—	(5,629)
Other current financial debt(b)	—		(88)		—	—	(88)

Current financial debt	—		(5,717)		—	—	(5,717)

Net current liquidity	12		3,171		880	303	4,366
Non current financial borrowings	—		(4,050)		(1)	(23)	(4,074)
Other non current financial debt(b)	—		(3,927)		—	—	(3,927)

Long-term financial indebtedness	—		(7,977)		(1)	(23)	(8,001)

Net financial liquidity/(indebtedness)	12		(4,806)		879	280	(3,635)

(a)	Cash equivalents include short term deposits and other investments which are readily convertible into known amounts of cash.

(b)	Other current and non current financial debt includes tolling and similar liabilities and finance lease obligations.

(c)	The cash equivalents balance for Royal Dutch Shell excludes US$374 million deposited with the RDS Group and the cash equivalents balance for Royal Dutch excludes a deposit of US$38 million with Royal Dutch/Shell Group.

(d)	The current financial borrowings for Royal Dutch/Shell Group excludes a deposit of US$38 million due to Royal Dutch.

4.2	Contingent indebtedness
As at 31 March 2005, the entities that will comprise the RDS Group provided guarantees totalling $2.9 billion in respect of non-consolidated entities.
This breaks down as to US$1.7 billion in respect of guarantees of financial debt, US$0.5 billion in respect of guarantees of customs duties and US$0.7 billion in relation to other guarantees.
5.     Capital resources and liquidity

Information on the capital resources and liquidity position of the Royal Dutch/Shell Group appears in paragraph 8 of Part VIII of these Listing Particulars.
Cash flow provided by operating activities in the first quarter of 2005 was US$8.1 billion, a similar level to the same period in 2004. Earnings, which were higher by US$2 billion, were offset by a corresponding increase in working capital during the quarter. Net investment, at US$1.9 billion, was US$0.6 billion higher than the same period in 2004 primarily due to higher inflows cash from disposals in Q1 2004.
As a result of Royal Dutch’s and Shell Transport’s change to a quarterly dividend cycle in 2005, payment of dividends of US$5.1 billion to Royal Dutch and Shell Transport to fund both these dividends and US$500 million of share buybacks was accelerated to March 2005 (Q1 2004, nil). Overall, debt balances fell by US$0.7 billion and cash levels rose by US$0.4 billion in the quarter.
The funding and treasury policies of the Royal Dutch/Shell Group are described in note 3 of the financial statements which appear in Part XIII of these Listing Particulars.
The Royal Dutch/Shell Group expects to continue to satisfy its funding requirements from its existing cash balances, the substantial cash generated within its businesses and from external debt. Subject to Completion, it is intended that Royal Dutch Shell will replace the Royal Dutch/Shell Group holding companies as the guarantor of the Royal Dutch/Shell Group’s debt capital market activities, which may include euro medium term notes, commercial paper, stand-by credit facilities and debt registered on a shelf registration statement in the US.

6.     Current trading and prospects

Details of the performance of the Royal Dutch/ Shell Group for the three months ended 31 March 2005 are set out in Part XVI of these Listing Particulars.
From 31 March 2005 to 13 May 2005 (the last practicable date prior to the publication of this document), the Royal Dutch/Shell Group has continued to trade in line with the expectations of the Royal Dutch Boards and the Shell Transport Board.
The Royal Dutch Boards and the Shell Transport Board remain confident in the outlook and prospects for the RDS Group for the current financial year.
7.     Pre-emption rights
Subject to the Companies Act, any equity shares issued by Royal Dutch Shell for cash must first be offered to existing Royal Dutch Shell Shareholders in proportion to their holdings of “A” Shares and/or “B” Shares. Both the Companies Act and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the Royal Dutch Shell Shareholders, either generally or specifically, for a maximum period of not exceeding five years.

PART VI
INFORMATION ON ROYAL DUTCH SHELL

1.	History and development

1.1	History and development of Royal Dutch Shell

Royal Dutch Shell was incorporated in England and Wales under the Companies Act on 5 February 2002 as a private company limited by shares under the name Forthdeal Limited. On 27 October 2004 it re-registered as a public company limited by shares and changed its name to Royal Dutch Shell plc.

The primary object of Royal Dutch Shell is to carry on the business of a holding company. It has not traded since incorporation.

Royal Dutch Shell is registered at Companies House, Cardiff, with company number 04366849 and in the commercial register of the Chamber of Commerce, The Hague under number 34179503. Its registered office is at Shell Centre, London SE1 7NA, United Kingdom and its headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands, tel.: + 31 (0) 70 377 9111. Royal Dutch Shell is considered a resident of The Netherlands for Dutch and UK tax purposes.

1.2	History and development of the Royal Dutch/Shell Group

The history of the companies that make up the Royal Dutch/ Shell Group goes back more than a century. Royal Dutch was registered in 1890, with its main interests being the development of the oil fields of Sumatra. Shell Transport was formally established in 1897, having begun as a company selling seashells before diversifying into shipping oil.
Subsequently, the Royal Dutch/ Shell Group grew out of a scheme of amalgamation between Royal Dutch and Shell Transport dated 12 September 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they combined their interests in the oil industry through the transfer of all the significant operating assets of each of Royal Dutch and Shell Transport to companies owned 60 per cent. by Royal Dutch and 40 per cent. by Shell Transport.
The Royal Dutch/ Shell Group’s energy and petrochemical operations then expanded rapidly with acquisitions in Europe, Africa and the Americas and the establishment of its chemicals business in 1929. By the middle of the twentieth century, the Royal Dutch/ Shell Group had become one of the world’s leading suppliers of oil products. The Royal Dutch/ Shell Group was also developing interests in natural gas, which was emerging as a new alternative source of energy. This was followed by the major oil and gas discoveries in the North Sea in the 1970s, continued growth in gas consumption, and the first shipments of liquefied natural gas.
The Royal Dutch/ Shell Group has continued to grow and now employs about 114,000 people with operations in over 140 countries and territories around the world providing a wide range of energy and petrochemical products. Whilst best known to the public for its service stations and for exploring and producing oil and gas on land and at sea, the Royal Dutch/ Shell Group’s activities include transporting and trading oil and gas, marketing natural gas, producing and selling fuel for ships and planes, generating electricity and providing energy efficiency advice. The Royal Dutch/ Shell Group also produces and sells petrochemical building blocks to industrial consumers globally and is investing in making renewable and lower-carbon energy sources competitive for large-scale use.
Arrangements between Royal Dutch and Shell Transport provide, among other things, that Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from the Royal Dutch/ Shell Group in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, all income tax leviable in respect of such dividends and interest shall fall in the same proportion.
Please see Parts VIII and IX of these Listing Particulars for information on important recent events in the development of the Royal Dutch/Shell Group.

2.	Headquarters, general meetings, shareholder publications and arbitration
2.1    Headquarters
The headquarters of Royal Dutch Shell are in The Netherlands and a requirement to this effect appears in the Royal Dutch Shell Articles.
The meaning of “headquarters” under the Royal Dutch Shell Articles is established by the Royal Dutch Shell Board and can only be amended by a resolution of the Royal Dutch Shell Board in respect of which two-thirds of those Royal Dutch Shell directors who are present and voting vote in favour.
The Royal Dutch Shell Board has resolved that “headquarters” shall mean the place of effective management of Royal Dutch Shell where:

•	substantially all members of the Executive Committee will have their main office and carry out their managerial activities;

•	a majority of the heads of the key functions will have their main office and carry out a substantial majority of their activities;

•	a corporate secretariat will be located, which will provide all secretarial services to the Executive Committee, to the Royal Dutch Shell Board and to the Royal Dutch Shell Board Committees;

•	in principle, all meetings of the Royal Dutch Shell Board, the Executive Committee and Committees of the Royal Dutch Shell Board will be held; and

•	a majority of the main business units will have their effective place of management.
A substantial presence will also be maintained in the UK where the global downstream (Oil Products and Chemicals) and trading businesses will continue to be based. Certain corporate functions will also continue to be based in London, including Treasury and Investor Relations. The RDS Group will continue to have substantial operating activities and investments located in both The Netherlands and the UK in upstream and downstream businesses.
2.2    General meetings
General meetings of Royal Dutch Shell will generally be held in The Netherlands, drawing as necessary on technological links to permit active two-way participation by persons physically present in the UK and The Netherlands.
Royal Dutch Shell Shareholders will be able to participate in the annual general meeting of Royal Dutch Shell by attending a venue in either The Netherlands or the UK.
General meetings of Royal Dutch Shell will be held in the English language, unless otherwise determined by the Royal Dutch Shell Board.
The first annual general meeting of Royal Dutch Shell after Completion is expected to be held in May 2006.
2.3    Shareholder publications
The Royal Dutch Shell annual report and accounts will be produced in English and a Dutch translation will be available on request. All other Royal Dutch Shell shareholder publications will be produced in English with a Dutch translation being made available should the Royal Dutch Shell Board consider it appropriate to do so.
2.4    Arbitration
The Royal Dutch Shell Articles provide that all disputes:

•	between a holder of Royal Dutch Shell Shares in its capacity as such and Royal Dutch Shell or any subsidiary of Royal Dutch Shell or any of Royal Dutch Shell’s or its subsidiaries’

directors or former directors arising out of or in connection with the Royal Dutch Shell Articles or otherwise; and

•	to the fullest extent permitted by law, between Royal Dutch Shell or any subsidiary of Royal Dutch Shell and any of Royal Dutch Shell’s or its subsidiaries’ directors or former directors including all claims made by or on behalf of Royal Dutch Shell or any subsidiary of Royal Dutch Shell against any such director; and

•	between a holder of Royal Dutch Shell Shares in its capacity as such and any of Royal Dutch Shell’s professional service providers (which could include auditors, legal counsel, bankers and ADR depositaries) that have agreed with Royal Dutch Shell to be bound by the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles; and

•	between Royal Dutch Shell and its professional service providers arising in connection with any such dispute between a holder of Royal Dutch Shell Shares and a professional service provider,

shall be exclusively and finally resolved by arbitration in The Hague, The Netherlands under the Rules of Arbitration of the International Chamber of Commerce (“ICC”). This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision.
Disputes relating to any failure or alleged failure by Royal Dutch Shell to pay all or part of a dividend which has been declared and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles.
The tribunal will consist of three arbitrators, to be appointed in accordance with the rules of the ICC. The chairman must have at least 20 years experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth and each other arbitrator must have at least 20 years experience as a qualified lawyer.
If a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales.
The governing law of the Royal Dutch Shell Articles is the substantive law of England.
Royal Dutch Shell also plans to incorporate arbitration clauses into all indemnities granted by Royal Dutch Shell to its directors and into all service contracts to which the Royal Dutch Shell Directors are party. Royal Dutch Shell has also incorporated an arbitration clause into the Royal Dutch Shell “A” ADR Deposit Agreement and the Royal Dutch Shell “B” ADR Deposit Agreement which applies as between Royal Dutch Shell and holders of Royal Dutch Shell ADRs (but not the depositaries).
Royal Dutch Shell believes that the arbitration provision contained in the Royal Dutch Shell Articles provides a predictable framework in which to run its affairs and assess risk, which is in the interests of Royal Dutch Shell and its shareholders as a whole. Royal Dutch Shell also believes that the arbitration provision can provide the benefits of swiftness and economy, when compared with litigation as a dispute resolution mechanism. As a company based in Europe, most of whose shareholders are expected to be located in Europe, Royal Dutch Shell considers it appropriate that the proceedings for resolving disputes among Royal Dutch Shell, its subsidiaries, its directors, its professional service providers (to the extent they have agreed to do so) and its shareholders and ADR holders, in their capacities as such, should be settled in Europe.
3.     Financial reporting and accounting treatment
Royal Dutch Shell has an accounting year end of 31 December. The first Royal Dutch Shell annual report and accounts following Completion will be prepared for the period ending 31 December 2005. Generally, interim statements are expected to be prepared for the three-month periods ending 31 March, 30 June and 30 September in each year.

Royal Dutch Shell will prepare its financial statements using International Financial Reporting Standards. Royal Dutch Shell will, for the purposes of its annual Form 20-F, reconcile its financial statements to US GAAP in accordance with the requirements of the SEC.
Royal Dutch Shell will account for the Transaction on an historical cost (or carry-over) basis under IFRS and US GAAP, meaning that the assets and liabilities of Royal Dutch and Shell Transport will continue to be carried on an historical cost basis (rather than being adjusted to fair value).
4.     Application of City Code
Royal Dutch Shell will be subject to the City Code after Completion.

5.     Business overview of the Royal Dutch/ Shell Group
5.1    Activities and major interests

The companies of the Royal Dutch/Shell Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and solar energy).
Oil and gas, by far the largest of the Royal Dutch/ Shell Group companies’ business activities (which include the Royal Dutch/ Shell Group’s Exploration and Production, Gas & Power and Oil Products segments), accounted for approximately 90 per cent. of net proceeds in 2004. In fact, Royal Dutch/ Shell Group and associated companies constitute one of the largest oil and gas enterprises in the world (by a number of measures, including operating cashflow and oil and gas production). They market their oil products in more countries than any other oil company and have a strong position, not only in the major industrialised countries, but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word Shell appears support this marketing effort throughout the world. Taken together, Royal Dutch/ Shell Group and associated companies also rank among the world’s major chemical companies (by sales); in 2004 chemicals accounted for around 10 per cent. of the net proceeds of Royal Dutch/ Shell Group companies. The Royal Dutch/ Shell Group’s interest in power generation and renewable energy are considerably smaller, notwithstanding that the Royal Dutch/ Shell Group’s renewables business is now one of the largest global solar enterprises (by production). The Royal Dutch/ Shell Group’s various activities are conducted in more than 140 countries and territories.
The breakdown of the net proceeds of the Royal Dutch/ Shell Group by industry segment and by geographical region for the years 2002 to 2004 set out below has been extracted without material adjustment from Part XIII of these Listing Particulars. Investors should read the whole of these Listing Particulars and not just rely on key or summarised information.

Net Proceeds by Industry Segment
(including inter-segment sales)
			$ million
	2004	2003	2002
		As	As
		restated(1)	restated(1)
Exploration & Production
Third parties	20,643	12,224	11,640
Inter-segment	19,001	20,244	14,680

	39,644	32,468	26,320

Gas & Power
Third parties	9,604	7,377	4,254
Inter-segment	1,210	850	620

	10,814	8,227	4,874

Oil Products
Third parties	207,006	159,075	132,681
Inter-segment	11,924	3,416	3,080

	218,930	162,491	135,761

Chemicals
Third parties	26,877	18,843	14,125

Net Proceeds by Industry Segment
(including inter-segment sales)
			$ million
	2004	2003	2002
		As	As
		restated(1)	restated(1)
Inter-segment	2,620	1,974	1,082

	29,497	20,817	15,207

Corporate and Other
Third parties	1,060	843	753
Inter-segment	11	29	17

	1,071	872	770

Total net proceeds (excluding inter-segment sales)	265,190	198,362	163,453

Net Proceeds by Geographical Area
(excluding inter-segment sales)
$ million
	2004	2003	2002
		As	As
		restated(1)	restated(1)
Europe	94,904	70,375	62,575
Other Eastern Hemisphere	49,482	37,482	32,406
USA	102,877	75,109	54,677
Other Western Hemisphere	17,927	15,396	13,795

	265,190	198,362	163,453

5.2	Description of activities and principal markets
Set out below is a summary description of the activities and principal markets of the businesses of the Royal Dutch/ Shell Group. Further information on the activities and assets of the Exploration and Production business appears in paragraph 1 of Part IX of these Listing Particulars. Further information on the activities and assets of the Gas & Power, Oil Products and Chemicals businesses appears in Part X of these Listing Particulars.
(a)    Exploration and Production
The Exploration and Production business searches for and recovers oil and gas around the world and is active in 34 countries. The majority of these activities are carried out in ventures with other parties.
(b)    Gas & Power
The Gas & Power business liquefies and transports natural gas, and develops gas markets and infrastructure, including gas-fired power plants. It also markets and trades natural gas and electricity and converts natural gas to liquids to provide clean fuels. The majority of activities, in particular liquefied natural gas, are carried out by associated companies.
(c)    Oil Products
Oil Products encompasses all the activities which transform crude oil into Shell products for customers. As at the end of 2004, the Royal Dutch/ Shell Group had an interest in more than 50 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (propane and/or butane liquefied petroleum gas) and technical services.
(d)    Chemicals
The Royal Dutch/Shell Group chemicals companies produce and sell petrochemicals to industrial customers globally. The products are widely used in plastics, coatings and detergents, which in turn are

(1)	See Note 2 to the financial information relating to the Royal Dutch/ Shell Group set out in Part XIII of these Listing Particulars.

used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints, and biodegradable detergents.
Royal Dutch/Shell Group companies currently produce a number of base chemicals and petrochemicals. They are major suppliers of base chemicals such as lower olefins and aromatics, and first-line derivatives such as styrene monomer, propylene oxide, solvents, detergent intermediates, and ethylene oxide.
(e)    Other
Shell Renewables is developing the Royal Dutch/ Shell Group’s options in renewable energy, focusing on two principal areas — solar and wind energy. The business manufactures and markets solar energy systems and develops and operates wind parks.
Shell Hydrogen is developing projects with the aim of introducing hydrogen as a commercial product into relevant transportation and stationary markets.
6.     Organisational structure

6.1    The Royal Dutch/ Shell Group

The Transaction will result in Royal Dutch Shell becoming the parent company of Royal Dutch and Shell Transport and, through Royal Dutch and Shell Transport, of the Royal Dutch/Shell Group.
Currently, Royal Dutch and Shell Transport are the parent companies of the Royal Dutch/ Shell Group but are not themselves part of it. All operating activities are conducted by companies that are members of the Royal Dutch/ Shell Group.

6.2	Principal subsidiaries
Following Completion, Royal Dutch Shell will directly own 100 per cent. of the issued share capital of Royal Dutch (assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period) and all of the issued share capital of Shell Transport, save for the Dividend Access Share.
The following table shows, in addition to Royal Dutch and Shell Transport, the principal subsidiary undertakings which are considered by Royal Dutch Shell to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the RDS Group.

Country of
	Proportion of		Incorporation and
	Share Capital		Registered
Name	(per cent.)	Nature of Business	Office
Shell Holdings (UK) Limited	100(1)	Holding company	England and Wales Shell Centre London SE1 7NA United Kingdom
Shell Oil Company	100(1)	Holding/operating company	Delaware, US Corporation Service Company 2711 Centerville Road, Suite 400 Wilmington, Delaware 19808 County New Castle United States
Shell Petroleum Inc	100(1)	Holding company	Delaware, US The Corporation Trust Company Corporation Trust Center 1209 Orange Street City Wilmington, Delaware 19801 County New Castle United States
Shell Petroleum N.V	100(1)	Holding company	The Netherlands (Address of statutory seat) Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands
Shell UK Limited	100(1)	Holding/operating company	England and Wales Shell Centre London SE1 7NA United Kingdom
The Shell Petroleum Company Limited	100(1)	Holding company	England and Wales Shell Centre London SE1 7NA United Kingdom

(1)	Assuming full acceptance of the Royal Dutch Offer.

7.     Principal investments
Details of (i) the principal investments of the Royal Dutch/ Shell Group for the financial years ended 31 December 2002, 2003 and 2004 and for the period between 31 December 2004 and 13 May 2005 (the last practicable date prior to the publication of this document), and (ii) the principal investments of the Royal Dutch/ Shell Group that are in progress, are set out below:

•	in 1999, a final investment decision was taken to invest in the Athabasca Oil Sands Project, an oil sands mining project in the Athabasca oil sands area of northern Alberta, Canada (Shell Canada Limited(1) share 60 per cent.). First production was achieved in 2003. Total Shell Canada expenditure was C$5.7 billion. Additional expansion projects over 2006 to 2010 are expected to require investment of an additional C$4 billion and will be financed by cash flow and corporate debt;

•	in February 2002, the Royal Dutch/ Shell Group acquired Texaco downstream assets in the US (including refineries, retail service stations, pipelines and terminals) for cash consideration of $2.1 billion and the assumption of $1.4 billion of debt and $0.3 billion in pension liabilities;

•	in April 2002, the Royal Dutch/ Shell Group acquired the UK-based Enterprise Oil plc for cash consideration of $5.3 billion and the assumption of $2.4 billion of debt;

•	in October 2002, the Royal Dutch/ Shell Group acquired the US-based Pennzoil-Quaker Stake Company for cash consideration of $1.9 billion and the assumption of $1.3 billion of debt; and

(1)	The Royal Dutch/ Shell Group has a 78 per cent. share of Shell Canada Limited.

•	in May 2003, the Royal Dutch/ Shell Group and its partners took a final investment decision to invest in phase 2 of the Sakhalin II project located on Sakhalin Island in Russia (Royal Dutch/ Shell Group share 55 per cent.). Phase 1 has been producing oil since 1999. Phase 2 is an integrated oil and gas project including a liquefied natural gas (“LNG”) plant and an oil and LNG export terminal. First production and the first LNG cargo is targeted by end 2007. Overall investment in the Sakhalin II project is expected to be over $10 billion financed by a combination of shareholders’ funds and third-party loans.

In addition to the above projects, the Royal Dutch/ Shell Group has also committed to the following investment:

•	in October 2003, the Royal Dutch/ Shell Group signed heads of agreement for the construction of the Pearl Gas to Liquids (“GTL”) plant in Qatar. The Pearl GTL project comprises the development of upstream gas production facilities and an onshore GTL plant. Furthermore, a development and production sharing agreement was signed in July 2004. First production is expected in 2009 and total project costs are expected to be $5-6 billion.
Save as disclosed above and save to the extent that ongoing investments outlined above have continuing capital investment requirements, management bodies of Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group have not made any firm commitments on any principal future investments which are material to the RDS Group as a whole.

8.     Property, plant and equipment
There is no existing or planned tangible fixed asset which is material to the business of the RDS Group.
However, although no single fixed asset is material, please see paragraph 1 of Part IX of these Listing Particulars for information relating to the assets of the Exploration and Production business, and Part X of these Listing Particulars for information relating to the assets of the Gas & Power, Oil Products and Chemicals businesses.

Please see paragraph 9 of Part VIII of these Listing Particulars for a description of the environmental issues that may affect the RDS Group’s utilisation of its tangible fixed assets.

9.     Principal establishments
Upon Completion, there will be no establishments of the RDS Group which will account for 10 per cent. or more of its net turnover or production.
The principal places of business of Royal Dutch Shell will be its headquarters at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands and its registered office at Shell Centre, London SE1 7NA, UK.
10.    Royal Dutch Shell Share Plans and continuing Royal Dutch/Shell Group Share Plans
Following Completion, Royal Dutch Shell intends to adopt the new Royal Dutch Shell Share Plans. Royal Dutch Shell also intends to continue certain existing Royal Dutch/Shell Group Share Plans.

10.1	Summary of Royal Dutch Shell Share Plans
The proposed new Royal Dutch Shell Share Plans are the Long-Term Incentive Plan, the Restricted Share Plan and the Deferred Bonus Plan.
Grants of awards under the new Royal Dutch Shell Share Plans will be made on a similar basis to that on which awards have been made under the Royal Dutch/Shell Group Share Plans. Approval for the adoption of the new Royal Dutch Shell Share Plans will be sought at the Royal Dutch annual general meeting and the Shell Transport annual general meeting to be held on 28 June 2005. Implementation of elements of the Royal Dutch Shell Share Plans in certain jurisdictions may require consultation with appropriate employee representative bodies.
The terms of the Royal Dutch Shell Share Plans are broadly similar. The distinctive features of each Royal Dutch Shell Share Plan are highlighted below. The terms which are common to all the Royal Dutch Shell Share Plans are then set out in detail.

Participation in the Royal Dutch Shell Share Plans by executive directors of Royal Dutch Shell, including levels of awards and performance targets, will be determined by the Remuneration Committee of Royal Dutch Shell.

(a)	Long-Term Incentive Plan
The Long-Term Incentive Plan allows for conditional awards of free Royal Dutch Shell Shares of two and a half times base pay to any one participant in any one year. A maximum of 200 per cent. of the Royal Dutch Shell Shares awarded can vest to the extent a performance target is met. Awards under this plan will be made to executive directors of Royal Dutch Shell and selected key employees of the RDS Group. When awards are made to individuals who are not executive directors of Royal Dutch Shell, this plan will be known as the “Performance Share Plan”.

(b)	Restricted Share Plan
The Restricted Share Plan also allows for the grant of rights to acquire free Royal Dutch Shell Shares. Awards under this plan will not be made to executive directors of Royal Dutch Shell.

(c)	Deferred Bonus Plan
Participants in the Deferred Bonus Plan can elect to defer up to 50 per cent. of their annual bonus for an award of Royal Dutch Shell Shares (“Deferred Bonus Shares”). From 2006, 25 per cent. of any annual bonus awarded to executive directors will be deferred on a mandatory basis.
The participant may also be granted an additional award of matching Royal Dutch Shell Shares (“Matching Shares”) based on the number of Deferred Bonus Shares awarded together with Royal Dutch Shell Shares representing the value of dividends payable on the Deferred Bonus Shares (“Dividend Shares”). Three out of every four Matching Shares awarded to executive directors will be subject to satisfaction of a performance target.

(d)	Common terms
The Royal Dutch Shell Share Plans share the following terms:

(i)	When awards can be made
Awards under the Royal Dutch Shell Share Plans will generally only be made within 42 days after the announcement of Royal Dutch Shell’s results for any period. The Royal Dutch Shell Share Plans will all terminate, at the latest, 10 years after their adoption.

(ii)	Eligibility
All employees of Royal Dutch Shell, any subsidiaries and selected associated companies are eligible to participate in all the Royal Dutch Shell Share Plans.

(iii)	Performance targets and value of awards
Performance targets will be measured over a period of at least three financial years of Royal Dutch Shell. There will be no retesting of performance targets after the end of the measurement period.

(iv)	Normal vesting of awards
Awards will normally only vest and Royal Dutch Shell Shares will normally only be released three years after grant or at the end of the period over which the performance target is measured to the extent the performance target is satisfied.

(v)	Leaving employment
If a participant ceases to be an employee or director, his award will normally lapse. However, an award will not lapse but will continue (subject to the same performance targets) if employment terminates because of a participant’s ill health, disability, injury, retirement, redundancy, on the completion of a fixed-term contract or in other circumstances if allowed by the granting company.

If a participant dies prior to the determination of the relevant performance target, his award will vest at the target level on the date of death.
If a participant’s employing company or business is sold outside the RDS Group, the award will either be rolled over into new equivalent rights or will vest on the date of sale to the extent that any performance targets are satisfied at that time.
Because Deferred Bonus Shares under the Deferred Bonus Plan represent the bonus which a participant has already earned but deferred, a participant who has been granted Deferred Bonus Shares under the Deferred Bonus Plan may lose the corresponding Matching Shares if he leaves employment but will still receive the Deferred Bonus Shares granted to him.

(vi)	Dividend equivalents
Awards may be granted on the basis that a participant will receive, to the extent the award vests, a cash amount or a number of Royal Dutch Shell Shares representing the value of dividends paid on the Royal Dutch Shell Shares awarded from the date of the award until vesting or receipt of Royal Dutch Shell Shares.

(vii)	Variations in share capital
Awards may be adjusted following rights issues, demergers and certain variations in the share capital of Royal Dutch Shell including capitalisations and subdivisions, consolidations or reductions of capital.

(viii)	Takeovers and reconstructions
On a takeover or reconstruction, awards may be exchanged for equivalent awards over shares in the acquiring company. Awards which are subject to performance targets will only be exchanged to the extent that the targets are satisfied at the date of the reconstruction or takeover and will lapse as to the balance. Accordingly, the new awards will not be subject to any performance targets.
If, on a takeover, the acquiring company does not agree to the exchange of awards, awards will instead vest to the extent that any performance targets are satisfied as at the date of the takeover.

(ix)	Dilution limits
In any 10-year period, not more than 10 per cent. of the issued ordinary share capital of Royal Dutch Shell may be issued under the Royal Dutch Shell Plans and all other plans operated by Royal Dutch Shell.
In addition, in any 10-year period, not more than 5 per cent. of the issued ordinary share capital of Royal Dutch Shell may be issued under the awards made under the Royal Dutch Shell Share Plans and any other plans adopted by Royal Dutch Shell on a discretionary (rather than an all-employee) basis.
These limits do not include rights which have lapsed or been surrendered.
Rights under the Royal Dutch Shell Share Plans may also be satisfied using treasury shares. If treasury shares are used, they will count towards the dilution limits set out above for so long as it is best practice to do so.

(x)	Amendments
Provisions relating to eligibility, individual and dilution limits, rights attaching to awards and Royal Dutch Shell Shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of present or future participants without the prior approval of Royal Dutch Shell Shareholders in general meeting. However, no such approval is required for other changes or for minor changes intended to benefit the administration of the Royal Dutch Shell Share Plans, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for Royal Dutch Shell, members of the RDS Group or participants.

(xi)	General
Awards granted under the Royal Dutch Shell Share Plans are not transferable and benefits under the Royal Dutch Shell Share Plans are not pensionable.
Any Royal Dutch Shell Shares issued under the Royal Dutch Shell Share Plans will rank equally with Royal Dutch Shell Shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.
The Royal Dutch Shell directors will determine whether any Royal Dutch Shell Shares to be issued under the Royal Dutch Shell Share Plans will be “A” Shares or “B” Shares. However, any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

10.2	Summary of continuing Royal Dutch/Shell Group Share Plans
It is proposed that, following Completion and subject to all necessary consents and approvals, the RDS Group will continue to operate the existing Royal Dutch/Shell Group Share Plans described below. These Royal Dutch/ Shell Group Share Plans will continue to be operated in substantially the same form by the companies which currently operate them and will be amended to offer options or awards over Royal Dutch Shell Shares rather than over Royal Dutch Shares or Shell Transport Ordinary Shares as is currently the case (other than the Shell Canada Plans which will continue to offer awards over Shell Canada Limited shares). Awards under these plans will be satisfied by the companies making market purchases of Royal Dutch Shell Shares.
The principal provisions of the continuing Royal Dutch/ Shell Group Share Plans, after the necessary amendments have been made, are summarised below.
(a)    The UK Sharesave Scheme

(i)	Eligibility
All UK-resident employees of The Shell Petroleum Company Limited and its participating subsidiaries may apply for options under the UK Sharesave Scheme whenever it is operated.

(ii)	Issue of invitations and grant of options
Invitations to participate in the UK Sharesave Scheme may normally only be issued within the 12-day period after the announcement of Royal Dutch Shell’s results for any period. Invitations may be issued outside these periods in exceptional circumstances.
At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions of up to £250 (or any higher amount permitted by legislation) from their pay. The savings contract can be fixed for a period of three or five years. The number of Royal Dutch Shell Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus a bonus payable on maturity of the savings contract.
The UK Sharesave Scheme envisages that options will be satisfied by the transfer to participants of existing Royal Dutch Shell Shares.

(iii)	Exercise price
The exercise price of options may not be less than the middle market quotation of a Royal Dutch Shell Share derived from the London Stock Exchange daily official list over the dealing days specified in the invitation.

(iv)	Exercise of options
Options may normally only be exercised during the six-month period following the bonus date of the related savings contract. This may be after the third or fifth anniversary of the date of grant. In certain circumstances, exercise of options is permitted in respect of the number of Royal Dutch Shell Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where a participant leaves employment in circumstances of death, retirement at contractual retirement age, injury, disability or redundancy. If a participant leaves employment other than in such special circumstances, his options will lapse. Options may also be exercised in the event of a takeover, reconstruction or amalgamation or voluntary winding up of Royal Dutch Shell or, in certain circumstances, may be exchanged for options over shares in an acquiring company.

(v)	Variation of share capital
In the event of any capitalisation issue, rights issue, sub-division, consolidation or reduction of capital or any other variation of Royal Dutch Shell’s share capital, the number of Royal Dutch Shell Shares and/or the exercise price may be adjusted by the Royal Dutch Shell Board with the approval of HMRC, where the auditors certify that the adjustment is, in their opinion, fair and reasonable.

(vi)	Rights of optionholders
Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Royal Dutch Shell Shares transferred under the UK Sharesave Scheme will rank pari passu with Royal Dutch Shell Shares of the same class in issue (except in respect of entitlements arising prior to the date of exercise). Benefits under the UK Sharesave Scheme are not pensionable.

(vii)	Amendments
The provisions governing eligibility requirements, limitation on contributions, calculation of the exercise price, restrictions upon the exercise of an option, terms relating to exercise and lapse of options, changes in the control of Royal Dutch Shell and liquidation, the transfer of options, loss of office and variation of capital and the alteration and termination clause cannot be altered to the advantage of eligible employees or optionholders without the prior approval of shareholders of The Shell Petroleum Company Limited in general meeting (except for minor amendments to benefit the administration of the UK Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the UK Sharesave Scheme or for Royal Dutch Shell or its subsidiaries). All changes are subject to prior approval of HMRC.
(b)    The Shell all employee share ownership plan (“SAESOP”)

(i)	Eligibility
Whenever the directors of The Shell Petroleum Company Limited decide to operate the SAESOP, all UK-resident employees of The Shell Petroleum Company Limited and its participating subsidiaries must be invited to join the plan. The directors must not invite any employees who participate in another employee share ownership plan established by The Shell Petroleum Company Limited which is approved under Schedule 2 to ITEPA, or any employee who is excluded from participating because they hold a material interest in The Shell Petroleum Company Limited. The directors may set a qualifying period of service from time to time which must apply for all employees. If free Royal Dutch Shell Shares are offered, this period can be up to 18 months ending with the date of award of free Royal Dutch Shell Shares. If partnership and matching Royal Dutch Shell Shares are offered and there is no accumulation period, the qualifying period can be up to 18 months, ending with the start of the deductions from salary. If there is an accumulation period, the qualifying period can be up to six months, ending with the start of the relevant accumulation period.

(ii)	Issue of invitations and grant of options
Invitations to participate in the SAESOP must be in the form agreed by the directors of The Shell Petroleum Company Limited and the trustees of the SAESOP and approved by HMRC. The invitation and application will specify whether, for that operation of the SAESOP, free Royal Dutch Shell Shares and/or partnership and matching Royal Dutch Shell Shares (and, when relevant, dividend Royal Dutch Shell Shares) may be acquired.

(iii)	Free shares
If the SAESOP is operated to provide free shares, free Royal Dutch Shell Shares awarded to each employee participating in the SAESOP must not have an initial market value of more than £3,000 in any tax year or any greater amount specified for the purposes of ITEPA (“Free Shares”).
The directors of The Shell Petroleum Company Limited will set the allocation system for the operation of the SAESOP including any performance measures which apply and the holding period for which the Free Shares must be held, which must be at least three years but not more than five years beginning with the award day.
As soon as practicable after setting the terms relating to the Free Shares, each participating company must contribute to the trustee an amount for the operation of the SAESOP. The trustee will as soon as reasonably practicable use the funds to purchase Royal Dutch Shell Shares.
To date the SAESOP has not been operated to provide Free Shares.
(iv)     Partnership shares
If the SAESOP is operated to provide partnership shares, employees are invited to invest in Royal Dutch Shell Shares through deductions from salary up to a limit of 10 per cent. of their gross salary for any tax year, or £1,500 in any tax year (whichever is less), or a greater percentage or amount specified in ITEPA (“Partnership Shares”).
At the time of invitation, the directors of The Shell Petroleum Company Limited decide whether there will be an accumulation period in relation to Partnership Shares, which is a period within which a participant’s contribution to Partnership Shares are held prior to their award, and which cannot be longer than 12 months (or a longer period specified in ITEPA). If there is no accumulation period, the trustee allocates Partnership Shares to the participants on a date set by the trustee which cannot be later than 30 days after the last day on which the relevant deduction of contributions takes place. If there is an accumulation period, the trustee allocates Partnership Shares to each participant within 30 days after the end of that period.
A participant may at any time take out of the SAESOP any Partnership Shares acquired on his or her behalf. This may be subject to a tax charge under ITEPA. A participant who takes out Partnership Shares within three years of their acquisition may lose any rights to Matching Shares in respect of them as determined by the directors of The Shell Petroleum Company Limited.
A participant may direct the trustee to transfer the Partnership Shares to him or any other person. He may also assign or charge his beneficial interest in the Partnership Shares.
(v)     Matching shares
If the SAESOP is operated to provide matching shares, a participant who invests in Partnership Shares is entitled to an award of matching Royal Dutch Shell Shares (“Matching Shares”). The directors of The Shell Petroleum Company Limited will set the ratio of Matching Shares to Partnership Shares from time to time. The ratio cannot exceed the ratio specified in ITEPA which is currently two Matching Shares to one Partnership Share.
Participating companies pay an amount equal to the award of Matching Shares to the trustee and the trustee immediately uses the funds to purchase Royal Dutch Shell Shares.
To date the SAESOP has not been operated to provide Matching Shares.
(vi)     Dividend shares
The trustee of the SAESOP must reinvest cash dividends it receives in respect of SAESOP Royal Dutch Shell Shares held on behalf of participants in additional Royal Dutch Shell Shares to be held on behalf of participants up to a limit of £1,500 in each tax year (or such greater amount as specified in ITEPA (“Dividend Shares”)). The directors of The Shell Petroleum Company Limited may from time to time decide that instead of reinvesting dividends received in respect of the SAESOP Royal Dutch Shell Shares, the trustee may pay the cash dividends to participants as soon as practicable after receipt.

The trustee allocates Dividend Shares to participants within 30 days of receiving the cash dividend. The trustee must treat participants fairly and equally.
Cash dividends payable in respect of Royal Dutch Shell Shares awarded under the SAESOP and not reinvested in Dividend Shares (because they exceed the limits) belong to the relevant participants. The trustee pays those dividends to the participant as soon as practicable after receipt. The trustee may receive, following a direction from the participant, shares credited as fully paid in whole or in part instead of a cash dividend. These Royal Dutch Shell Shares will not form part of the participant’s Royal Dutch Shell Shares awarded under the SAESOP.
(vii)     Acquisition of shares
The Shell Petroleum Company Limited may from time to time ask the trustee to acquire any number of Royal Dutch Shell Shares for awards to participants on a later operation of the SAESOP. The Shell Petroleum Company Limited will ensure that the trustees have sufficient funds to acquire such Royal Dutch Shell Shares.

(viii)	Restrictions on disposals of shares
The trustee retains the Free Shares, Matching Shares and Dividend Shares throughout the relevant holding periods. A participant cannot assign, charge or dispose of his beneficial interest in these shares in any way during these periods except in the circumstance of a takeover offer or reconstruction of Royal Dutch Shell, or if that participant leaves employment.

(ix)	Voting
The trustee invites participants to direct it on the exercise of any voting rights attaching to Royal Dutch Shell Shares awarded under the SAESOP and held by the trustee on their behalf.

(x)	Offers
A participant has the right to direct the trustee on the appropriate action to take in relation to any right to receive other shares, securities or rights of any description in relation to a reconstruction or takeover of Royal Dutch Shell. On an exchange of shares in the event of a reconstruction or takeover of Royal Dutch Shell, the trustee will hold any new shares as shares subject to the SAESOP as if they were the original Royal Dutch Shell Shares.

(xi)	Losing rights to Royal Dutch Shell Shares
The directors of The Shell Petroleum Company Limited may decide that a participant who leaves employment within a period specified by the directors (not exceeding three years) of the award day will lose any right to receive Free Shares or Matching Shares. However, if a participant leaves employment because of death, retirement, injury or disability, redundancy, change of control of the employer company, or any other reason determined by the directors, the participant will be entitled to receive the Free and Matching Shares on leaving employment.
Where a participant loses rights to Free Shares or Matching Shares and they remain part of the SAESOP, the trustee will hold those Royal Dutch Shell Shares on general trust for the purposes of the SAESOP.
The directors of The Shell Petroleum Company Limited may decide that the SAESOP will operate on the basis that if a participant leaves employment for any reason, the trustee will transfer the participant’s SAESOP Royal Dutch Shell Shares to the participant as soon as reasonably practicable.

(xii)	Amendments
The directors of The Shell Petroleum Company Limited and the trustee may together by deed at any time change the rules of the SAESOP. However, if any provision needed to comply with the requirements of Schedule 2 of ITEPA is to be amended, the change will not have any effect until it has been approved by HMRC. In addition, the directors and trustee must not make any change which would prevent achievement of the objects of the SAESOP, or any change which would prevent the SAESOP from being an employees’ share scheme as defined in the Companies Act, or would have a material adverse effect on the rights attaching to Royal Dutch Shell Shares already awarded to or acquired on behalf of participants.

(c)	The global employee share purchase plan (“GESPP”)

(i)	Eligibility
All employees of any participating subsidiary company of Royal Dutch who work in a participating country in which the GESPP is operating, or any expatriate employees of a subsidiary of Royal Dutch working outside their base country and who meet any additional eligibility criteria specified in a schedule of variance for that country, and who are not directors of The Shell Petroleum Company Limited, Shell Petroleum N.V, or Royal Dutch Shell, may participate in the GESPP.

(ii)	Issue of invitations
An invitation to apply to join the GESPP may be issued in each 12-month period, commencing on 1 November and ending on 31 October, in which the directors of Shell Petroleum N.V. or The Shell Petroleum Company Limited decide to operate the GESPP. Participants specify the monthly amount they agree to contribute to the GESPP by way of a fixed amount of salary up to a limit specified in the invitation.
The administrator of the GESPP applies all the contributions made during a three month savings period to the purchase of Royal Dutch Shell Shares during a buying period. The buying period is either the first 14 days of the month following the savings period or, if there is a quarterly announcement in the month following the savings period, then the buying period is the 14 days following the date of the quarterly announcement. If an ex-dividend date for the Royal Dutch Shell Shares falls within a buying period, then purchases of Royal Dutch Shell Shares are made on or after that ex-dividend date except where this would leave less than five trading days to buy those shares, in which case all purchases of Royal Dutch Shell Shares are made before the ex-dividend date. The price of an acquired Royal Dutch Shell Share is the average price (ignoring any costs or stamp duty) of all Royal Dutch Shell Shares bought during the relevant buying period.

(iii)	Dividends and re-investment shares
The administrator of the GESPP applies all dividends paid on Royal Dutch Shell Shares held within the GESPP to the purchase of Royal Dutch Shell Shares within the 14-day period after the payment date of that dividend. Where dividend reinvestment is not permitted by local law, dividends are paid to the participant through his or her employing company.

(iv)	Holding period and matched shares
If a participant keeps acquired Royal Dutch Shell Shares in the GESPP until the end of the 12-month savings cycle commencing on 1 November and ending on 31 October in any year, then the participant is awarded a number of matched Royal Dutch Shell Shares (“Matched Shares”). The number of Matched Shares is a specified percentage (which has historically been 15 per cent.) of the acquired Royal Dutch Shell Shares that were held by the trustees in the GESPP for the entirety of the holding period.

(v)	Rights of participants
A participant has no voting rights attaching to any Royal Dutch Shell Shares held on his or her behalf in the GESPP.
A participant may at any time request that any number of the acquired Royal Dutch Shell Shares held in the GESPP on his or her behalf are sold or transferred to the participant’s own name. The GESPP administrator will sell a sufficient number of Royal Dutch Shell Shares to meet any transaction fees or any tax or social security withholding obligations arising in respect of a participant’s participation in the GESPP.
Benefits under the GESPP are not pensionable. Any rights to an award of Matched Shares are personal to the participant and may not be transferred, assigned or disposed of in any way other than by will.

(vi)	Reorganisations
If there is, in the opinion of Shell Petroleum N.V. or The Shell Petroleum Company Limited (as applicable), a change of control of Royal Dutch Shell, any acquired Royal Dutch Shell Shares which are subject to a holding period are treated as if they had been held for the entire holding period necessary to qualify for Matched Shares and will be transferred to the participant or sold by the administrator.
If a change of control occurs by which, in the opinion of Shell Petroleum N.V. or The Shell Petroleum Company Limited (as applicable), ultimate control of Royal Dutch Shell does not change substantially as a result, the Royal Dutch Shell Shares held in the GESPP on a participant’s behalf may be exchanged for shares in the company which controls Royal Dutch Shell and any entitlement the participant has under the GESPP in relation to Royal Dutch Shell Shares will continue on the same terms in respect of the shares in the acquiring company.

(vii)	Amendments
Shell Petroleum N.V. or The Shell Petroleum Company Limited (as applicable) may at any time alter or vary provisions of the GESPP, other than provisions dealing with the amendment rules, or the percentage of Matched Shares awarded at the beginning of a savings cycle. No amendment of the GESPP is effective to the extent that the GESPP would cease to be an employees’ share scheme as defined in the Companies Act.
(d)    The global employee share purchase plan (US) (“GESPP (US)”)

(i)	Eligible employees
Any person who is a regular full-time, regular part-time, or a fixed-term employee of a participating company is eligible to participate. For these purposes, a regular full-time or regular part-time employee is any employee whose customary employment with a participating company is at least 20 hours per week.
Participating companies in the GESPP (US) include Shell Oil Company and such of its subsidiaries or affiliates as it shall so designate.

(ii)	Invitations
An invitation to apply to participate in the GESPP (US) may be issued prior to each savings period. Each savings period is from 1 January to 31 December each year. Participants specify the contribution percentage they wish to make for each savings period.

(iii)	Contribution and plan limits
Contributions are made by deductions of a percentage amount of salary and bonus on each payday during the savings period. The contribution percentage may be any increment of 1/2 per cent., with a minimum contribution of 1 per cent. and a maximum of 25 per cent. up to a fixed dollar limit set for the year.

(iv)	Share purchase
Contributions made in a savings period by a participant are applied to the purchase of Royal Dutch Shell Shares on the purchase date. The purchase date is the first trading day following the end of the savings period.
The price of an acquired Royal Dutch Shell Share shall be the lesser of the price of Royal Dutch Shell Shares, reduced by a 15 per cent. purchase discount, at the close of trading either on the first trading day of the savings period or on the first trading day following the end of the savings period.
Any residual cash (reflecting any fractional Royal Dutch Shell Shares) in the custody account after the purchase of acquired Royal Dutch Shell Shares and satisfaction of any estimated tax withholding obligation is transferred to the participant’s brokerage account.

(v)	Interest
No interest or other type of earnings is payable to a participant on any amounts set aside through payroll deductions or on any amounts due to the participant pursuant to the rules of the GESPP (US).

(vi)	Benefits non-pensionable
Benefits under the GESPP (US) do not form part of a participant’s remuneration for the purposes of determining entitlement to any benefit of employment including any pension or retirement benefit, life insurance, health insurance or other similar benefit.

(vii)	Transfer of rights
The contributions held on behalf of a participant are personal to that participant. Any attempt to transfer, assign, pledge or otherwise dispose of such contribution in any way other than by will or in accordance with any applicable matrimonial laws or the laws of descent is without effect and the participant will be deemed to have totally withdrawn from the GESPP (US).
(viii)     Amendments
Except as provided below, Shell Oil Company may at any time alter, vary or add to the provisions of the plan in relation to the operation of the GESPP (US) generally or in respect of any participant.
However, Shell Oil Company may not alter the amendment provisions or the percentage of the purchase discount except with effect from the beginning of the savings period.
(ix)     Adjustment/ reorganisations
In the event that the number of outstanding Royal Dutch Shell Shares is changed by a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of Royal Dutch Shell without consideration, the number of Royal Dutch Shell Shares available under the GESPP (US) and the number of Royal Dutch Shell Shares remaining subject to purchase and the purchase price per share of such remaining Royal Dutch Shell Shares will be proportionately adjusted subject to any required action by the Royal Dutch Shell Shareholders and compliance with applicable securities laws provided, however, that no fractional Royal Dutch Shell Shares will be issued and any resulting fraction of a Royal Dutch Shell Share will be rounded down to the nearest whole Royal Dutch Shell Share.
(e)    The Australian Plan
(i)     Introduction
The Australian Plan allows employees to participate, at the invitation of their employer, in the acquisition of Royal Dutch Shell Shares using pre-tax dollars by way of salary sacrifice. The Australian Plan is conducted as a non-discriminatory employee share scheme open to all full-time and part-time employees of Shell Company of Australia Limited, Shell Information Technology International Pty Ltd. and Shell Refining (Australia) Pty Ltd. Employees may elect to either:

•	acquire shares in Royal Dutch Shell with a market value from A$200 to A$1,000 each year or such other amount as may be exempt from inclusion as assessable income (“Tax Exempt Scheme”); or

•	acquire shares in Royal Dutch Shell using up to 30 per cent. of annual base pre-tax salary each year and also part or all of their annual bonus. The shares are deferred for a minimum of three years and a maximum of 10 years at the election of the participant (“Tax Deferred Scheme”).
(ii)     Shares held by trustee
Royal Dutch Shell Shares acquired by a participant under the Australian Plan will be held by a trustee. The Royal Dutch Shell Shares are purchased by the trustee on behalf of the participants in every three-month period ending at the end of March, June, September and December.

Each participant has a beneficial interest in the Royal Dutch Shell Shares allocated to him or her and is at all times absolutely entitled to those shares except that any dealings with those shares by the participant will be restricted. A participant is entitled to receive all dividends or other benefits payable in respect of Royal Dutch Shell Shares held for the participant by the trustee.
As soon as possible after receiving notice of a general meeting of Royal Dutch Shell Shareholders the trustee must seek a direction from each participant as to whether and, if so, how to vote in respect of the Royal Dutch Shell Shares it holds for that participant.
(iii)     Takeovers
If a takeover bid or public exchange offer is made or other formal scheme is proposed for the acquisition of some or all of the Royal Dutch Shell Shares, the trustee must seek instructions from the participant as to how the trustee should deal with the bid, offer or scheme for the Royal Dutch Shell Shares allocated to the participant (other than Royal Dutch Shell Shares acquired under the Tax Exempt Scheme that are still subject to disposal restrictions and fractions of Royal Dutch Shell Shares).

(iv)	Restriction on disposal of Royal Dutch Shell Shares
A participant must not dispose of any Royal Dutch Shell Shares acquired under the Australian Plan while they are restricted Royal Dutch Shell Shares (“Restricted Shares”).
A Royal Dutch Shell Share acquired under the Australian Plan is a Restricted Share until the earliest of:

•	in the case of a Royal Dutch Shell Share acquired under the Tax Exempt Scheme, the end of the period of three years commencing at the time the participant acquires the Royal Dutch Shell Share;

•	in the case of a Royal Dutch Shell Share acquired under the Tax Deferred Scheme, the end of the period of three, five, seven or 10 years as elected by the participant commencing at the time the participant acquires the Royal Dutch Shell Share; and

•	the time when the participant ceases to be an employee.

(v)	Lapse of restrictions
When a Royal Dutch Shell Share ceases to be restricted, all restrictions on dealing with that Royal Dutch Shell Share lapse.

(vi)	Ranking and reconstruction
Royal Dutch Shell Shares acquired under the Australian Plan rank equally with all existing Royal Dutch Shell Shares from the date of acquisition in respect of all dividends and other distributions to, or entitlements of, holders of existing Royal Dutch Shell Shares made or declared after acquisition.
If Royal Dutch Shell reconstructs its capital in any way, Royal Dutch Shell Shares acquired under the Australian Plan will be affected in the same way as other Royal Dutch Shell Shares.

(vii)	Limitations on amendments
Shell Company of Australia Ltd may amend the Australian Plan but must not make any amendment to the provisions of the Australian Plan, or to any restriction or other condition relating to any Royal Dutch Shell Shares allocated under the Australian Plan, which reduces the rights of the participants in respect of Royal Dutch Shell Shares allocated to them before the date of the amendment. However, this does not apply to an amendment made primarily:

•	to comply with the present or future legislation governing or regulating the maintenance or operation of the Australian Plan or similar plans;

•	to correct any manifest error; or

•	to take into consideration possible adverse tax implications in respect of the plan arising from, among other things:

—	adverse rulings from the Australian Commissioner of Taxation;

—	changes to Australian tax legislation; or

—	changes in the interpretation of tax legislation by a court or tribunal of competent jurisdiction.

(viii)	No compensation on damages
The rights and obligations of a participant under the terms of his or her employment are not affected by his or her participation in the Australian Plan.
(f)     The German Share Purchase Plan
Individual employees of Shell Deutschland Oil GmbH (and employees of other RDS Group companies with Shell Deutschland Oil GmbH terms and conditions of employment) can contribute between zero per cent. and two per cent. of annual pay to purchase Royal Dutch Shell Shares on a one-off basis in April each year. Historically, one per cent. of annual pay has been the usual maximum contribution.
The relevant price to determine the number of Royal Dutch Shell Shares allocated is set as the closing price on the date of the management decision to proceed each year with the German Share Purchase Plan.
Shell Deutschland Oil GmbH meets up to 50 per cent. of the purchase price of the Royal Dutch Shell Shares (historically, this contribution has been 50 per cent. but could be less at the discretion of the Board of Shell Deutschland Oil GmbH).
Royal Dutch Shell Shares purchased under the German Share Purchase Plan must be held by an employee for six years before they can be sold.
These arrangements form part of an annual works agreement between Shell Deutschland Oil GmbH and the General Works Council of Shell Deutschland Oil GmbH.
(g)    The German Capital Formation Plan
Employees of Shell Deutschland Oil GmbH (and employees of other RDS Group companies with Shell Deutschland Oil GmbH terms and conditions of employment) receive an annual equivalent of €326 in Royal Dutch Shell Shares. Royal Dutch Shell Shares granted under the German Capital Formation Plan are distributed in April each year.
Royal Dutch Shell Shares granted under the German Capital Formation Plan must be held by employees for six years before they can be sold.
The German Capital Formation Plan forms part of the collective agreement between Shell Deutschland Oil GmbH and the chemical industry union.
10.3  Shell Canada Plans
The Shell Canada Plans are operated by Shell Canada Limited using Shell Canada Limited shares which are listed on the Toronto Stock Exchange. The Shell Canada Plans will not be affected by the Transaction and will continue to operate after the Transaction.
The principal provisions of the Shell Canada Plans are summarised below.
(a)    The Shell Canada LTIP
(i)     Eligibility
Executives and other full and part time employees of Shell Canada Limited or of its wholly owned subsidiaries and full or part time secondees to a Canadian affiliate may participate in the Shell Canada LTIP. No rights are granted to directors of Shell Canada Limited.

(ii)    Description of rights
Under the Shell Canada LTIP participants may be granted options to acquire shares in Shell Canada Limited with attached tandem share appreciation rights over Shell Canada Limited shares. A share appreciation right means a right to surrender, in whole or in part, an unexercised option and to receive from Shell Canada Limited cash equal in value to the excess of the fair market value of the Shell Canada Limited shares over the strike price of the option.
(iii)    Exercise price
The exercise price of options and share appreciation rights is the fair market value of a Shell Canada Limited share at the close of trading on the Toronto Stock Exchange on the date of grant, or on the last date traded.
(iv)    Exercise
Options (with attached tandem share appreciation rights) normally vest as to one third each year following the date of grant. For senior management, 50 per cent. of options granted may only be exercised subject to the satisfaction of performance conditions. Options and stock appreciation rights expire 10 years after the date of grant. If a participant leaves employment on a voluntary basis or his or her employment is terminated without cause, the options terminate over a range of periods based on the recipient’s age and eligibility for Shell Canada Limited’s pension plan. Options are terminated on the date an employee’s employment is terminated for cause.
(v)    Variation of share capital
In the event of any variation of Shell Canada Limited’s share capital, the number of shares and/or the exercise price may be adjusted appropriately.
(vi)    Non transferability
A share appreciation right is not transferable separately from the option to which it relates. Neither options nor share appreciation rights are transferable and may only be exercised by the persons to whom they were granted or by their personal representatives.
(b)    Employee share purchase plan (“ESPP”)
(i)     Eligibility
All employees of Shell Canada Limited who are resident in Canada and who work on a permanent, full-time or part-time basis for Shell Canada Limited may participate in the ESPP.
(ii)    Contributions
Participants specify the monthly amount they agree to contribute to the plan by way of a fixed amount of salary.
(iii)    Acquired shares
The third party administrator of the ESPP applies all the contributions to the purchase of Shell Canada Limited shares on the Toronto Stock Exchange.
(iv)    Dividends and re-investment shares
The administrator of the ESPP applies all dividends to the purchase of further Shell Canada Limited shares on the Toronto Stock exchange.
(v)    Holding period and matched shares
Employee voluntary contributions are made at the end of each calendar month. Shell Canada Limited calculates and makes an additional contribution in an amount equal to 20 per cent. of the participant’s contribution. All acquired shares are subject to a holding period which ends on the last day of the calendar year in which those shares are purchased.

(vi)    Rights of participants
Benefits under the plan are not pensionable. Any rights to an award of matched shares are personal to the participant and may not be transferred, assigned or disposed of in any way other than by will or in accordance with applicable matrimonial laws or the laws of descent and distribution upon death.
(vii)   Reorganisations
If there is, in the opinion Shell Canada Limited, a change of control of Shell Canada Limited, then any acquired Shell Canada Limited shares are treated as if they had been held for the entire holding period.
If a change of control occurs by which, in the opinion of Shell Canada Limited, ultimate control does not change substantially as a result, the foregoing shall not apply.
(viii)  Amendments
Shell Canada Limited may at any time alter or vary provisions of the ESPP other than provisions dealing with the amendment rules, or the percentage of matched shares awarded at the beginning of a plan year.
(ix)    Registration of Certificates
All Shell Canada Limited shares held by the third party administrator for the benefit of the participants in the ESPP are registered in the name of the plan administrator or such other name as the plan administrator may determine.
(c)    Directors’ share compensation plans (“DSC”)
(i)     Eligibility
All directors of Shell Canada Limited who are not employees of Shell Canada Limited or its affiliates participate in the DSC. Directors who participate in the DSC receive a proportion of the fees payable to them for serving on the board of directors of Shell Canada Limited in Shell Canada Limited shares pursuant to the DSC.
(ii)    Acquired shares
The third party administrator and custodian applies all the fees submitted by Shell Canada Limited on behalf of the director to the purchase of Shell Canada Limited shares on the Toronto Stock Exchange.
(iii)    Dividends
The Shell Canada Limited shares purchased under the plan attract dividends.
(iv)    Amendments
The Shell Canada Limited board of directors may at any time alter or vary the provisions of the DSC.
(v)    Registration of Certificates
All Shell Canada Limited shares held for the benefit of the participants in the DSC plan are registered in the name of the custodian.

10.4	Provision of shares under Royal Dutch Shell Share Plans and continuing Royal Dutch/Shell Group Share Plans.
Currently, Royal Dutch/Shell Group companies hold shares in Royal Dutch or Shell Transport which were purchased in the open market for the purpose of covering obligations to deliver shares under Royal Dutch/Shell Group Share Plans. At 13 May 2005 (the last practicable date prior to the publication of these Listing Particulars), 61 million Royal Dutch Shares and 183 million Shell Transport Ordinary Shares were held by Royal Dutch/Shell Group companies.
Prior to the Scheme Record Time it is intended that these shares will be transferred to trusts or other entities outside the Royal Dutch/Shell Group where they (and the Royal Dutch Shell Shares which will be received in exchange on implementation of the Transaction) will continue to be held for the purpose of satisfying options and awards under Royal Dutch Shell Share Plans and Royal Dutch/Shell Group Share Plans.
Options and awards under Royal Dutch Shell Plans may be satisfied by the transfer of existing shares or the issue of new shares or may be satisfied using treasury shares.

PART VII
INFORMATION CONCERNING THE ROYAL DUTCH SHELL SHARES
1.     Description of types and classes of Royal Dutch Shell Shares

Royal Dutch Shell will have two classes of ordinary shares, “A” Shares and “B” Shares. The “A” Shares and the “B” Shares will have identical rights, as set out in the Royal Dutch Shell Articles, except in relation to the Dividend Access Mechanism (see paragraph 8.4 of this Part VII). The ISIN of the “A” Shares will be GB00B03MLX29. The ISIN of the “B” Shares will be GB00B03MM408.
Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, the authorised share capital of Royal Dutch Shell will, following Completion, consist of (i) £50,000 divided into 50,000 Sterling Deferred Shares of £1 each; and (ii) €700,000,000 divided into 4,139,640,000 “A” Shares of €0.07 each; 2,759,360,000 “B” Shares of €0.07 each; and 3,101,000,000 unclassified shares of €0.07 each to be classified on allotment as “A” Shares or “B” Shares at the discretion of the Royal Dutch Shell directors. Any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.
For further information on the share capital of Royal Dutch Shell, see paragraph 1 of Part XXI.

The Royal Dutch Shell Shares will be credited as fully paid and free from all liens, equities, charges, encumbrances and other interests and will rank in full for all dividends and distributions on the ordinary share capital of Royal Dutch Shell declared, made or paid after the Effective Date.

2.     Legislation under which the Royal Dutch Shell Shares have been created
The “A” Shares and the “B” Shares will be securities of Royal Dutch Shell, a company incorporated in England and Wales. The “A” Shares and the “B” Shares will therefore have been created under the Companies Act.

3.     Listings

3.1    London Stock Exchange
Applications have been made to the UK Listing Authority for the “A” Shares and the “B” Shares to be admitted to the Official List, and to the London Stock Exchange for the “A” Shares and the “B” Shares to be admitted to trading on the London Stock Exchange’s market for listed securities under the symbols “RDSA” and “RDSB”, respectively. These applications are expected to become effective and dealings in “A” Shares and “B” Shares for normal settlement are expected to commence at 8.00 a.m. (London time) on the Effective Date which, subject to the sanction of the Scheme by the High Court, is expected to be 20 July 2005.

3.2    Euronext Amsterdam
An application has been made, subject to the Royal Dutch Offer being declared unconditional (gestanddoening), to list the “A” Shares and the “B” Shares on Euronext Amsterdam under the symbols “RDSA” and “RDSB”, respectively. Subject to the Royal Dutch Offer being declared unconditional (gestanddoening), trading on Euronext Amsterdam is expected to commence at 9.00 a.m. (Amsterdam time) on 20 July 2005.

3.3    New York Stock Exchange

The listing of “A” ADRs and “B” ADRs under the symbols “RDS.A” and “RDS.B”, respectively, has been approved, subject to official notice of issuance. Subject to official notice of issuance, trading on the NYSE is expected to commence on or about 20 July 2005.

4.	Initial settlement

4.1    Registered form

The Royal Dutch Shell Shares will be held in registered form. The registrars of Royal Dutch Shell are Lloyds TSB Registrars.

Title to certificated Royal Dutch Shell Shares will be evidenced by entry in the register of members of Royal Dutch Shell and title to uncertificated Royal Dutch Shell Shares will be evidenced by entry in the operator register maintained by CRESTCo (which forms part of the register of members of Royal Dutch Shell).

No share certificates will be issued in respect of Royal Dutch Shell Shares in uncertificated form. Since the Royal Dutch Shell Shares will initially all be in uncertificated form, neither share certificates nor any temporary documents of title will initially be issued in respect of them. If any Royal Dutch Shell Shares are converted to be held in certificated form, share certificates will be issued in respect of those shares in accordance with applicable legislation.
4.2    Overview of settlement arrangements following Completion
Since the Royal Dutch Shell Shares will initially all be in uncertificated form, the only persons who can initially be entered in the register of members of Royal Dutch Shell as registered holders of Royal Dutch Shell Shares will be CREST Members. Each of Euroclear Nederland, the RDS Corporate Nominee and the Royal Dutch Shell “B” ADR Depositary is a CREST Member and, as such, will become, along with other relevant CREST Members, a registered holder of “A” Shares and/or “B” Shares (as appropriate).
Details of arrangements for holding Royal Dutch Shell Shares through Euroclear Nederland and the RDS Corporate Nominee are summarised in paragraphs 6.2 and 6.3 of this Part VII respectively.
Euroclear Nederland is the entity through which certain persons will hold their interests in Royal Dutch Shell Shares in accordance with the Securities Giro Act. Following Completion, the Royal Dutch Shell Shares registered in the name of Euroclear Nederland will be “A” Shares and the persons holding interests in such Royal Dutch Shell Shares through Euroclear Nederland will be those persons who validly tender and deliver (and do not withdraw) their Royal Dutch Bearer Shares or Royal Dutch Hague Registered Shares under the Royal Dutch Offer and who, in the latter case, validly elect to hold their interests in “A” Shares through Euroclear Nederland.
As referred to above, CREST Members may hold the Royal Dutch Shell Shares to which they are entitled directly. Persons who hold uncertificated Shell Transport Ordinary Shares at the Scheme Record Time will be CREST Members and, as such, they will hold the “B” Shares to which they are entitled directly and will be entered in the register of members of Royal Dutch Shell as the registered holder of those “B” Shares.
The RDS Corporate Nominee is the entity through which non-CREST Members will be able to hold Royal Dutch Shell Shares in uncertificated form. The persons who will initially hold Royal Dutch Shell Shares through the RDS Corporate Nominee will be: (i) those persons who hold certificated Shell Transport Ordinary Shares at the Scheme Record Time; (ii) those persons whose Shell Transport Bearer Warrants are on deposit with the Shell Transport Registrars at the Effective Date; (iii) those persons who hold Shell Transport Ordinary Shares through the Shell Transport Nominee Service at the Scheme Record Time; and (iv) those persons who validly tender and deliver (and do not withdraw) their Royal Dutch Hague Registered Shares under the Royal Dutch Offer and who validly elect to hold their “A” Shares through the RDS Corporate Nominee. Following Completion, each such person will be able to request that the Royal Dutch Shell Shares to which he is entitled be transferred into his own name as the registered holder and that he receive a certificate in respect of them.
The Royal Dutch Shell “A” ADR Depositary will hold its interests in the “A” Shares which the “A” ADRs represent through Euroclear Nederland. The holders of the “A” ADRs will initially be the persons who validly tender and deliver (and do not withdraw) their Royal Dutch New York Registered Shares under the Royal Dutch Offer.

The Royal Dutch Shell “B” ADR Depositary will be the registered holder of the “B” Shares which the “B” ADRs represent. The holders of “B” ADRs will initially be the persons who hold Shell Transport ADRs at the Depositary Record Time.
4.3    Initial settlement of “A” Shares
Under the Royal Dutch Offer:

•	a holder of Royal Dutch Bearer Shares who validly tenders and delivers (and does not withdraw) such shares will receive his interests in “A” Shares through Euroclear Nederland;

•	a holder of Royal Dutch Hague Registered Shares who validly tenders and delivers (and does not withdraw) such shares can elect to receive the “A” shares or, as the case may be, interests in “A” Shares, to which he is entitled either through Euroclear Nederland, through CREST or through the RDS Corporate Nominee. Holders of Royal Dutch Hague Registered Shares should consult their own legal and tax advisers with respect to the legal, tax and cost consequences of the settlement options; and

•	a holder of Royal Dutch New York Registered Shares who validly tenders and delivers (and does not withdraw) such shares will receive “A” ADRs.
On the Settlement Date, the accounts of the relevant Admitted Institutions will be credited with interests in the number of “A” Shares corresponding to the number of “A” Shares to which relevant holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares (who, in the latter case, validly elect to hold their interests in “A” Shares through Euroclear Nederland) are entitled under the Royal Dutch Offer. The delivery of the relevant interests will take place through the book-entry facilities of Euroclear Nederland in accordance with the provisions of the Securities Giro Act and the procedures determined by Euroclear Nederland and the Admitted Institutions from time to time. The timing of the crediting of interests to the securities account of each person holding interests through Euroclear Nederland may vary depending on the securities account systems of the relevant Admitted Institution and, if applicable, the banks or financial institutions at which that person maintains a relevant securities account.
If a holder of Royal Dutch Hague Registered Shares does not make a valid election as to the method of settlement, that person will not be treated as having validly tendered and delivered his shares under the Royal Dutch Offer unless, and until, Royal Dutch Shell receives a valid settlement election from such person during the Royal Dutch Offer Acceptance Period or the Subsequent Acceptance Period (if any). A holder of Royal Dutch Hague Registered Shares will only be treated as having made a valid election to hold “A” Shares through the RDS Corporate Nominee if that person, in addition to correctly completing and returning the application form, signs and returns the terms and conditions of the Royal Dutch Shell Nominee Service which will be sent to each holder of Royal Dutch Hague Registered Shares with the details of the Royal Dutch Offer.
If a holder of Royal Dutch Hague Registered Shares validly elects to hold his “A” Shares through the RDS Corporate Nominee, on the Settlement Date, the number of “A” Shares to which such holder is entitled under the Royal Dutch Offer will be transferred to the RDS Corporate Nominee to hold for that person. Details of the Royal Dutch Shell Nominee Service are summarised in paragraph 6.3 of this Part VII.
If a holder of Royal Dutch Hague Registered Shares validly elects to hold his “A” Shares through CREST, on the Settlement Date, the number of “A” Shares to which such holder is entitled under the Royal Dutch Offer will be transferred to that holder and Royal Dutch Shell will procure that CRESTCo is instructed to credit the appropriate stock account with such shares.
After Completion, holders of Royal Dutch Shell Shares will be entitled to change the manner in which they hold such shares as summarised in paragraph 6.4 of this Part VII.
The timing of settlement in respect of persons who tender and deliver (and do not withdraw) their Royal Dutch Shares after the Settlement Date is set out in paragraph 4.7 of this Part VII.

4.4    Initial settlement of “B” Shares
On the Effective Date:

•	the “B” Shares to which each person who holds certificated Shell Transport Ordinary Shares at the Scheme Record Time is entitled will be allotted and issued to the RDS Corporate Nominee (through which such person will hold “B” Shares) and will be credited to the appropriate CREST account of the RDS Corporate Nominee. A person whose “B” Shares are issued to the RDS Corporate Nominee will be able to request that the “B” Shares to which he is entitled be transferred into his own name as the registered holder and that he receive a certificate in respect of them. A form to allow a person to make such a request will be sent to each person holding “B” Shares through the RDS Corporate Nominee with their statement of entitlement (referred to in paragraph 6.3). Details of the Royal Dutch Shell Nominee Service are summarised in paragraph 6.3 of this Part VII;

•	the “B” Shares to which each person who holds uncertificated Shell Transport Ordinary Shares (which includes the Shell Transport ADR Depositary) at the Scheme Record Time is entitled will be allotted and issued to such person and will be credited to the appropriate CREST account of such person; and

•	the “B” Shares to which each person whose Shell Transport Bearer Warrants are on deposit with the Shell Transport Registrars at the Effective Date is entitled will be allotted and issued to the RDS Corporate Nominee (through whom such person will hold “B” Shares) and will be credited to the appropriate CREST account of the RDS Corporate Nominee. A person whose “B” Shares are issued to the RDS Corporate Nominee will be able to request that the “B” Shares to which he is entitled be transferred into his own name as the registered holder and that he receive a certificate in respect of them. A form to allow a person to make such a request will be sent to each person holding “B” Shares through the RDS Corporate Nominee with their statement of entitlement (referred to in paragraph 6.3). Details of the Royal Dutch Shell Nominee Service are summarised in paragraph 6.3 of this Part VII.

If a person’s Shell Transport Bearer Warrants are not on deposit with the Shell Transport Registrars at the Effective Date, the “B” Shares to which such person is entitled will be issued on the Effective Date to the RDS Corporate Nominee to hold as nominee for Shell Transport who will hold those “B” Shares on trust for such former holder of Shell Transport Bearer Warrants. Such “B” Shares will be credited on the Effective Date to the appropriate CREST account of the RDS Corporate Nominee. If and when such Shell Transport Bearer Warrants are deposited with the Shell Transport Registrars after the Effective Date, the “B” Shares to which the holder of such warrants is entitled will cease to be held on trust for such person and, instead, they will be held through the RDS Corporate Nominee on the terms of the Royal Dutch Shell Nominee Service. When a person’s “B” Shares are held on the terms of the Royal Dutch Shell Nominee Service, that person will be able to request that the “B” Shares to which he is entitled be transferred into his own name as the registered holder and that he receive a certificate in respect of them. A form to allow a person to make such a request will be sent to each person holding “B” Shares through the RDS Corporate Nominee with his statement of entitlement (referred to in paragraph 6.3). Details of the Royal Dutch Shell Nominee Service are summarised in paragraph 6.3 of this Part VII.
4.5    Initial settlement of “A” ADRs
The Royal Dutch Shell “A” ADR Depositary will hold its interests in “A” Shares through Euroclear Nederland.
On the Settlement Date, the US “A” Exchange Agent will deliver the applicable number of “A” ADRs to the persons who validly tender and deliver (and do not withdraw) their Royal Dutch New York Registered Shares under the Royal Dutch Offer in the following manner:

•	if Royal Dutch New York Registered Shares are tendered by means of DTC’s book-entry confirmation facilities (ATOPs), the US “A” Exchange Agent will deliver the applicable number of

“A” ADRs to the account of the DTC participant who tendered the Royal Dutch New York Registered Shares under the Royal Dutch Offer; or

•	if Royal Dutch New York Registered Shares are tendered to the US “A” Exchange Agent by means of physical delivery of a letter of transmittal together with the certificate(s) (if any) evidencing such Royal Dutch New York Registered Shares, the US “A” Exchange Agent will issue the applicable number of “A” ADRs in “uncertificated/ book entry” form as direct registration securities registered in the name of the tendering holder of Royal Dutch New York Registered Shares (or his nominee). Upon receipt of a statement from the US “A” Exchange Agent that “A” ADRs have been issued in “uncertificated/ book entry” form, the holder of those “A” ADRs can instruct the Royal Dutch Shell “A” ADR Depositary, in accordance with the instructions contained in such statement, to send certificates to him in respect of those “A” ADRs.

The timing of settlement in respect of persons who tender and deliver their Royal Dutch Shell New York Registered Shares after the Settlement Date is set out in paragraph 4.7 of this Part VII.
4.6    Initial settlement of “B” ADRs
“B” Shares will be issued to, and credited to, the relevant CREST account of the Royal Dutch Shell “B” ADR Depositary on the Effective Date.
“B” ADRs will be issued on the Effective Date on behalf of each person who holds Shell Transport ADRs at the Depositary Record Time in the number to which such person is entitled. However, the “B” ADRs will not be registered to the individual’s name until such person has returned the letter of transmittal together with the certificate(s) in respect of his Shell Transport ADRs. Holders of Shell Transport ADRs will receive a letter of transmittal shortly following the Effective Date to inform them how they may surrender their Shell Transport ADRs.
Upon surrender by a person of the certificate(s) for his Shell Transport ADRs, the Royal Dutch Shell “B” ADR Depositary will register the applicable number of “B” ADRs in “uncertificated/book entry” form as direct registration securities in the name of the former holder of Shell Transport ADRs (or his nominee). Upon receipt of a statement from the Royal Dutch Shell “B” ADR Depositary that “B” ADRs have been registered in “uncertificated/book entry” form, the holder of those “B” ADRs can instruct the Royal Dutch Shell “B” ADR Depositary, in accordance with the instructions contained in such statement, to send certificates to him in respect of those “B” ADRs.

4.7    Settlement Date and expected issue date

On the Settlement Date, the accounts of the relevant Admitted Institutions will be credited with interests in the number of “A” Shares corresponding to the number of “A” Shares to which relevant holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares (who, in the latter case, validly elect to hold their interests in “A” Shares through Euroclear Nederland) who validly tender and deliver (and do not withdraw) those shares during the Royal Dutch Offer Acceptance Period are entitled under the Royal Dutch Offer. If a holder of Royal Dutch Hague Registered Shares validly elects to hold the “A” Shares to which he is entitled: (i) through the RDS Corporate Nominee, such “A” Shares will be transferred to the RDS Corporate Nominee on the Settlement Date, or (ii) through CREST, Royal Dutch Shell will procure that CRESTCo is instructed to credit the appropriate stock account with such “A” Shares on the Settlement Date.
The “A” ADRs offered to holders of Royal Dutch New York Registered Shares under the Royal Dutch Offer will be issued on the Settlement Date to those holders of Royal Dutch New York Shares who validly tender and deliver (and do not withdraw) those shares during the Royal Dutch Offer Acceptance Period.
Settlement of “A” Shares or, as the case may be, interests in “A” Shares and “A” ADRs to which persons who validly tender and deliver their Royal Dutch Shares during the Subsequent Acceptance Period are entitled is expected to take place within three Business Days following the date on which such Royal Dutch Shares are tendered.

The “B” Shares to be issued pursuant to the Scheme and the “B” ADRs will be issued on the Effective Date, which is expected to be 20 July 2005.
These dates are indicative only and will depend, among other things, on the date upon which the High Court sanctions the Scheme and the date that the Royal Dutch Offer becomes unconditional (gestand wordt gedaan). Please refer to the timetable in paragraph 4 of Part IV of these Listing Particulars for further information on timing.
5.     Trading
5.1    Trading of “A” Shares and “B” Shares
“A” Shares and “B” Shares will trade either on Euronext Amsterdam (settling through Euroclear Nederland) or on the London Stock Exchange (through SETS, settling through CREST, or through DTS, settling through Euroclear Nederland). Euroclear Nederland will classify the “A” Shares and the “B” Shares as foreign securities.
Please see paragraph 12.4 of Part XXI for information relating to stamp duty and stamp duty reserve tax in relation to the transfer of “A” Shares and “B” Shares.
5.2    Trading of “A” ADRs and “B” ADRs
The “A” ADRs and the “B” ADRs will trade on the NYSE, such trades settling in accordance with US market practice for settlement of US publicly traded securities.

5.3    Currency
The “A” Shares and the “B” Shares will be denominated in euro. However, trading in “A” Shares and “B” Shares will take place in the local currency of the stock exchange or trading system through which they are traded. Accordingly, “A” Shares and “B” Shares will trade in Pounds Sterling on the London Stock Exchange if traded through SETS or in euro if traded through the DTS facility, and will trade in euro on Euronext Amsterdam. Royal Dutch Shell ADRs will trade in US dollars.
6.     Manner of holding Royal Dutch Shell Shares

6.1	Registered holders of Royal Dutch Shell Shares
Persons who are registered holders of Royal Dutch Shell Shares have the benefit of the rights that are summarised in paragraphs 7.2, 8.3(a), 8.5 and 9 of this Part VII.

6.2	Holdings through Euroclear Nederland
Royal Dutch Shell expects that the Admitted Institution or other bank or financial institution where a person who holds interests in Royal Dutch Shell Shares through Euroclear Nederland maintains a relevant securities account will send such person a statement detailing the interests in Royal Dutch Shell Shares such person holds through Euroclear Nederland. However, whether and, if so, how they do so, will depend on the individual arrangements between such Admitted Institution or other bank or financial institution and that person.
Euroclear Nederland has indicated that each person who holds interests in Royal Dutch Shell Shares through it will be able to exercise rights relating to those shares such that he will (subject to the individual arrangements between that person and the Admitted Institution or other bank or financial institution where that person maintains a relevant securities account):

•	be able to attend and speak at all general meetings of Royal Dutch Shell;

•	be able to give directions as to voting at all general meetings of Royal Dutch Shell; and

•	be able to receive dividends via Euroclear Nederland and participate in capital events, in each case, so far as is possible in accordance with the Securities Giro Act, other applicable law and the Euroclear Nederland rules and regulations issued pursuant to the Securities Giro Act and further subject to compliance by all concerned with any applicable policies and procedures (including, but not limited to, those summarised in paragraphs 7.3 and 8.3(b) of this Part VII).

6.3	Holdings through the RDS Corporate Nominee
Each person who holds Royal Dutch Shell Shares through the RDS Corporate Nominee will be sent a statement of entitlement within 14 days of the Effective Date detailing the number of Royal Dutch Shell Shares that person holds through the RDS Corporate Nominee.
In order to allow the persons who hold Royal Dutch Shell Shares through the RDS Corporate Nominee to exercise rights relating to those shares, Royal Dutch Shell has entered into an agreement with the RDS Corporate Nominee requiring it to ensure that, from the Effective Date, persons holding Royal Dutch Shell Shares through the RDS Corporate Nominee will:

•	receive notices of, and be able to attend and speak at, all general meetings of Royal Dutch Shell;

•	be able to give directions as to voting at all general meetings of Royal Dutch Shell;

•	have made available to them and be sent, on request, copies of the Royal Dutch Shell annual report and accounts and all the other documents issued to shareholders by Royal Dutch Shell;

•	be able to receive dividends via the RDS Corporate Nominee;

•	be able to participate in capital events in the same manner as registered holders of the same class of Royal Dutch Shell Shares; and

•	be treated in the same manner as registered holders of the same class of Royal Dutch Shell Shares in respect of all other rights attaching to those shares, in each case, so far as is possible in accordance with the CRESTCo Regulations and other applicable law and subject to operational constraints. In particular, residents in, or citizens of, jurisdictions outside the United Kingdom should be aware that they will not be able to participate in capital events in the same manner as registered holders of Royal Dutch Shell Shares unless the RDS Corporate Nominee is satisfied that such participation would not breach any applicable laws or regulations in those jurisdictions.
It is the responsibility of persons resident in, or citizens of, a jurisdiction outside the United Kingdom to inform themselves of, and to satisfy themselves as to the full observance of, the laws of the relevant jurisdiction in connection with any applicable legal requirements in respect of holding their Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities that are required to be observed. If, due to applicable legal requirements, it is not permissible or practical to hold Royal Dutch Shell Shares through the Royal Dutch Shell Nominee Service, persons resident in, or citizens of, that jurisdiction should request that they be sent a share certificate for the Royal Dutch Shell Shares to which they are entitled.
For so long as a person holds Royal Dutch Shell Shares through the RDS Corporate Nominee, Royal Dutch Shell will ensure that the RDS Corporate Nominee sends each such person a statement of his holding of Royal Dutch Shell Shares at least once a year.

6.4	Change in the manner of holding Royal Dutch Shell Shares
After Completion, holders of Royal Dutch Shell Shares may, subject as set out below, change the manner in which they hold such shares so that they are held in any of the ways described in paragraphs 6.1 to 6.3 above. The ability to change the manner of holding Royal Dutch Shell Shares is subject to, in each case, compliance with any relevant regulatory requirements and, in respect of holdings through the RDS Corporate Nominee, the agreement of the RDS Corporate Nominee and acceptance by the holder of the Royal Dutch Shell Shares of the terms and conditions of the Royal Dutch Shell Nominee Service.
Holders of Royal Dutch Shell Shares who wish to change the manner in which they hold such shares should consult their own legal, tax and financial advisers with respect to the legal, tax, practical and cost consequences of any such change.

7.	Voting rights and mechanics

7.1    Voting rights
Holders of “A” Shares and “B” Shares will vote together as a single class. However, if a resolution affects the rights attached to either class of shares as a separate class, it must be approved either in writing by registered shareholders holding at least three-quarters of the issued shares of that class by amount, excluding any shares of that class held as treasury shares, or by an extraordinary resolution passed at a separate meeting of the registered holders of the relevant class.
It is the intention that all voting at general meetings of Royal Dutch Shell will take place on a poll. On a poll, every registered holder of “A” Shares or “B” Shares present in person or by proxy will have one vote for every share he holds.
A “poll” is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account.

7.2	Registered holders of Royal Dutch Shell Shares
All registered holders of Royal Dutch Shell Shares will have the right to attend, and vote at, general meetings of Royal Dutch Shell or to appoint a proxy to attend and vote at such meetings on their behalf.
Euroclear Nederland, the RDS Corporate Nominee and the Royal Dutch Shell “B” ADR Depositary will be registered shareholders and will, therefore, be able to appoint each of the persons holding Royal Dutch Shell Shares through them respectively as proxies in respect of those shares. This will allow such persons to attend and speak at general meetings of Royal Dutch Shell in accordance with the Royal Dutch Shell Articles and to exercise the votes attached to the Royal Dutch Shell Shares held through Euroclear Nederland, the RDS Corporate Nominee or the Royal Dutch Shell “B” ADR Depositary (as appropriate) as described below.
The notice of each Royal Dutch Shell general meeting together with any accompanying documents which are sent to registered holders of Royal Dutch Shell Shares will be available at the relevant time on the Royal Dutch Shell website.

7.3	Holdings through Euroclear Nederland
Euroclear Nederland has indicated that it will exercise the votes attached to the Royal Dutch Shell Shares it holds in accordance with the instructions it receives from the relevant Admitted Institutions on behalf of the persons who hold interests in Royal Dutch Shell Shares through Euroclear Nederland. Whilst Royal Dutch Shell would expect the Admitted Institutions (and, as the case may be, the other banks or financial institutions where the persons who will hold interests in Royal Dutch Shell Shares through Euroclear Nederland maintain relevant securities accounts) to ask for instructions on voting from such persons, whether and, if so, how they do so, will depend on the individual arrangements between the Admitted Institutions, such other banks and financial institutions and those persons.
Euroclear Nederland has indicated that following receipt by it of notice of a Royal Dutch Shell general meeting, it will issue a custody circular to the relevant Admitted Institutions informing them of the details of the general meeting. An electronic voting form will be attached to the custody circular. An Admitted Institution which wishes to instruct Euroclear Nederland how to exercise the votes attached to the interests in Royal Dutch Shell Shares held for its account must complete the electronic voting form, stating the number of votes to be cast for, or against or to be withheld in respect of each resolution proposed to be put to the general meeting of Royal Dutch Shell, and return it to Euroclear Nederland. To be valid, such voting instruction form must be completed in accordance with the instructions accompanying it and must be received by Euroclear Nederland no later than 48 hours before the time of the general meeting. If no instructions are received in respect of any Royal Dutch Shell Share, Euroclear Nederland has indicated that it will not exercise the votes attached to that Royal Dutch Shell Share. The account of a person who holds interests in Royal Dutch Shell Shares through Euroclear Nederland will be blocked by the relevant Admitted Institution from the time that the Admitted Institution informs Euroclear of such person’s voting instructions until 48 hours before the time of the general meeting.

Persons holding interests in Royal Dutch Shell Shares through Euroclear Nederland who wish to attend any Royal Dutch Shell general meeting will need to inform the relevant Admitted Institutions (or, as the case may be, the other banks or financial institutions where they maintain relevant securities accounts) which will in turn (if applicable, through the relevant Admitted Institutions) inform Euroclear Nederland. Euroclear Nederland has indicated that it must be informed of the name of each person who wishes to attend a general meeting together with the number of shares which such person holds interests in through Euroclear Nederland by no later than 48 hours before the time of the Royal Dutch Shell general meeting. Euroclear Nederland will appoint each such person as its proxy in respect of those shares. A person who holds interests in Royal Dutch Shell Shares through Euroclear Nederland can therefore choose to attend any Royal Dutch Shell general meeting in person and will have the right at any such meeting to exercise the votes attached to those shares. The account of a person who holds interests in Royal Dutch Shell Shares through Euroclear Nederland will be blocked by the relevant Admitted Institution from the time that the Admitted Institution informs Euroclear Nederland that such person wishes to attend the general meeting until 48 hours before the time of the general meeting.

7.4	Holdings through the RDS Corporate Nominee
The RDS Corporate Nominee has agreed with Royal Dutch Shell that it will exercise the votes attached to the Royal Dutch Shell Shares held through it in accordance with the instructions of the persons entitled to those shares. In advance of each general meeting of Royal Dutch Shell, the RDS Corporate Nominee will send a voting instruction card to each such person and any such person who wishes to instruct the RDS Corporate Nominee how to exercise the votes attached to the Royal Dutch Shell Shares he holds through the RDS Corporate Nominee must complete and return the voting instruction card in accordance with the instructions set out on it. To be valid, such voting instruction card must be received by the RDS Corporate Nominee no later than 48 hours before the time of the general meeting. If no instructions are received from a person holding Royal Dutch Shell Shares through it, the RDS Corporate Nominee will not exercise the votes attached to those shares.
In addition, the RDS Corporate Nominee has agreed to appoint each person holding Royal Dutch Shell Shares through it as its proxy in respect of those shares in respect of each general meeting of Royal Dutch Shell. Such person can therefore choose to attend any Royal Dutch Shell general meeting in person and will have the right at any such meeting to exercise the votes attached to the Royal Dutch Shell Shares he holds through the RDS Corporate Nominee.
8.     Dividends
8.1    Dividend policy

In setting the level of the dividend, the Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended 31 December 2004.
Dividends declared by Royal Dutch Shell will, following Completion, be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid in September 2005.
Royal Dutch and Shell Transport have declared dividends on their respective shares for the first quarter of 2005 of 0.46 euro per Royal Dutch Share and 4.55 pence per Shell Transport Ordinary Share. The Royal Dutch Shell Board will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

8.2    Dividends per share
Set out below are the amounts of the dividends per Royal Dutch Bearer Share, Royal Dutch Hague Registered Share, Royal Dutch New York Registered Share, Shell Transport Ordinary Share and Shell Transport ADR for the financial years ended 31 December 2002, 2003 and 2004.

(a)    Dividends per Royal Dutch Bearer Share/Royal Dutch Hague Registered Share

	€
	2004		2003		2002
Dividends
Interim	0.75		0.74		0.72
Final	1.04	(2)	1.02	(1)	1.00

Total dividend	1.79		1.76		1.72

(1)	Second interim dividend. On 18 March 2004, the original plan to propose a final dividend for 2003 at the Royal Dutch annual general meeting was withdrawn and a second interim dividend in respect of the financial year 2003 of the same value was made payable in May 2004.

(2)	Second interim dividend.
(b)    Dividends per Royal Dutch New York Registered Share

	US$
	2004		2003		2002
Dividends
Interim	0.90		0.85		0.70
Final	1.33	(2)	1.21	(1)	1.10

	2.23		2.06		1.80

(1)	Second interim dividend. On 18 March 2004, the original plan to propose a final dividend for 2003 at the Royal Dutch annual general meeting was withdrawn and a second interim dividend in respect of the financial year 2003 of the same value was made payable in May 2004.

(2)	Second interim dividend.
(c)    Dividends per Shell Transport Ordinary Share

	pence
	2004		2003		2002
Dividends
Interim	6.25		6.10		5.95
Final	10.70	(2)	9.65	(1)	9.30

Total dividend	16.95		15.75		15.25

(1)	Second interim dividend. On 18 March 2004, the original plan to propose a final dividend for 2003 at the Shell Transport annual general meeting was withdrawn and a second interim dividend in respect of the financial year 2003 of the same value was made payable in May 2004.

(2)	Second interim dividend.
(d)    Dividends per Shell Transport ADR

	US$
	2004		2003		2002
Dividends
Interim	0.67		0.58		0.55
Final	1.23	(2)	1.04	(1)	0.89

	1.90		1.62		1.44

(1)	Second interim dividend. On 18 March 2004, the original plan to propose a final dividend for 2003 at the Shell Transport annual general meeting was withdrawn and a second interim dividend in respect of the financial year 2003 of the same value was made payable in May 2004.

(2)	Second interim dividend.

8.3    Dividend currency election mechanics
Royal Dutch Shell will declare its dividends in euro. Dividends declared on “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in Pounds Sterling. Dividends declared on “B” Shares will be paid in Pounds Sterling, although holders of “B” Shares will be able to elect to receive dividends in euro. The holders of Royal Dutch Shell ADRs will receive payment in US dollars and will not be able to elect to receive dividends in any other currency. The availability of the dividend currency election may be suspended or terminated by the Royal Dutch Shell Board at any time without notice, for any reason and without financial recompense.
Royal Dutch Shell will announce the dividend on Royal Dutch Shell Shares in euro and, at the same time will announce the equivalent amount in Pounds Sterling and the amount payable on the Royal Dutch Shell ADRs in US dollars. The exchange rate used to convert the declared dividend amount from euro to each of Pounds Sterling and US dollars will, unless the Royal Dutch Shell Board decides otherwise, be the spot rate on the date the dividend is declared.
The dividend currency election arrangements for persons holding Royal Dutch Shell Shares on the Royal Dutch Shell register of members, through Euroclear Nederland and through the RDS Corporate Nominee are summarised below.
(a)    Registered holders of Royal Dutch Shell Shares
A valid dividend currency election, once received by the Royal Dutch Shell Registrars from a registered holder of Royal Dutch Shell Shares, will apply to all dividends payable by Royal Dutch Shell on the Royal Dutch Shell Shares in the account to which the dividend currency election relates unless, and until, a subsequent valid dividend currency election form is received by the Royal Dutch Shell Registrars from that registered shareholder in respect of the same account. Except in respect of Euroclear Nederland and the RDS Corporate Nominee, a valid dividend currency election may only apply to all (and not some only) Royal Dutch Shell Shares held in the account to which the dividend currency election relates. The prescribed form of the dividend currency election form will be available on the website of Royal Dutch Shell at www.shell.com/unification and any registered holder of Royal Dutch Shell Shares, other than the Royal Dutch Shell “B” ADR Depositary, may send a dividend currency election form at any time to the Royal Dutch Shell Registrars. However, for the currency election to be valid for any particular dividend, it must be received by the Royal Dutch Shell Registrars by no later than 5 p.m. on the day before Royal Dutch Shell declares that particular dividend. If it is not received by this time, it will not be a valid election in respect of that particular dividend but it will constitute a valid election in respect of all other future dividends unless, and until, a subsequent valid dividend currency election form is received by the Royal Dutch Shell Registrars in respect of the same registered holder of Royal Dutch Shell Shares. The declaration date for the proposed Royal Dutch Shell 2005 second quarter dividend is 28 July 2005. Therefore, for a currency election from a registered holder of Royal Dutch Shell Shares to be valid for this second quarter dividend, it must be received by the Royal Dutch Shell Registrars no later than 5 p.m. on 27 July 2005. The dates when Royal Dutch Shell intends to declare dividends together with the relevant ex-dividend dates will be posted on its website.

(b)	Holdings through Euroclear Nederland
Euroclear Nederland has indicated that it will submit its dividend currency election form in accordance with the instructions it receives from the relevant Admitted Institutions. Whilst Royal Dutch Shell would expect the Admitted Institutions (and, as the case may be, the other banks or financial institutions where the persons who will hold Royal Dutch Shell Shares through Euroclear Nederland maintain relevant securities accounts) to ask for instructions on dividend currency election from such persons, whether and, if so, how they do so, will depend on the individual arrangements between the Admitted Institutions, such other banks and financial institutions and those persons. A valid dividend currency election, once received by Euroclear Nederland, will only apply to the particular dividend in respect of which it is submitted. Euroclear Nederland has indicated that it will request that the Admitted Institutions do not accept instructions from their clients or other banks or financial institutions after 5 p.m. (London time) on the day before Royal Dutch Shell declares the dividend to which the dividend currency election relates and will further request that the Admitted Institutions communicate this deadline to their clients.

The declaration date for the proposed Royal Dutch Shell 2005 second quarter dividend is 28 July 2005 and the ex-dividend date is 3 August 2005. Accordingly, the Admitted Institutions will be requested not to accept instructions from their clients after 5 p.m. (London time) on 27 July 2005 and will also be requested to communicate this deadline to their clients. The dates when Royal Dutch Shell intends to declare dividends together with the relevant ex-dividend dates will be posted on its website.

(c)	Holdings through the RDS Corporate Nominee
The RDS Corporate Nominee has agreed with Royal Dutch Shell that it will submit its dividend currency election form on the basis of instructions it receives from the persons who hold Royal Dutch Shell Shares through it. Such persons who wish to receive dividends in a currency other than the default currency must complete and return the dividend currency election instruction in accordance with the instructions printed on it. A valid currency election, once received by the RDS Corporate Nominee, will apply to all sums paid in respect of dividends by the RDS Corporate Nominee to that person unless, and until, a subsequent valid dividend currency election instruction is received by the RDS Corporate Nominee from that person. Any person who holds Royal Dutch Shell Shares through the RDS Corporate Nominee can send a dividend currency election instruction at any time to the RDS Corporate Nominee. However, for the currency election by such person to be valid for a particular dividend, a valid dividend currency election instruction must have been received by the RDS Corporate Nominee by no later than 5 p.m. on the day before Royal Dutch Shell declares that particular dividend. If it is not received by this date, it will not be a valid election in respect of that particular dividend but it will constitute a valid election in respect of all other future dividends unless, and until, a subsequent valid dividend currency election instruction is received by the RDS Corporate Nominee from that person.
The declaration date for the proposed Royal Dutch Shell 2005 second quarter dividend is 28 July 2005. Therefore, for a currency election to be valid for this second quarter dividend, it must be received by the RDS Corporate Nominee no later than 5 p.m. (London time) on 27 July 2005. The dates when Royal Dutch Shell intends to declare dividends together with the relevant ex-dividend dates each year will be posted on its website.
8.4.    Dividend Access Mechanism
The Dividend Access Mechanism seeks to preserve the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.
Dividends paid on the “A” Shares will have a Dutch source for tax purposes and will be subject to Dutch withholding tax. See Part XXI of these Listing Particulars for further information relating to the tax treatment of dividends paid on the “A” Shares.
It is intended that holders of “B” Shares will receive dividends that have a UK source for tax purposes which accordingly shall not be subject to Dutch withholding tax. The Dividend Access Mechanism has been established for this purpose.

(a)	Description of the Dividend Access Mechanism
Pursuant to the Scheme, a Dividend Access Share will be issued by Shell Transport to the Trustee. Pursuant to the Declaration of Trust, the Trustee will hold any dividends paid in respect of the Dividend Access Share on trust for the holders of “B” Shares from time to time and will arrange for prompt transmission of such dividends to the holders of “B” Shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport.
Holders of “B” Shares will not have any interest in the Dividend Access Share and will not have any rights against Shell Transport as issuer of the Dividend Access Share. The only assets held on trust for the benefit of the holders of “B” Shares will be dividends paid to the Trustee in respect of the Dividend Access Share. As any dividend paid on the Dividend Access Share will be a dividend having a UK source, there will be no Dutch withholding tax on it and certain holders of “B” Shares or “B” ADRs will be entitled to a UK tax credit in respect of their proportional share of such dividend. There is no UK withholding tax on dividends. For a more detailed summary of the tax treatment of dividends paid on the Dividend Access Share, please see Part XXI of these Listing Particulars.

The Amended Shell Transport Articles (as they are proposed to be amended at the Shell Transport EGM) will state that the maximum dividend that can be declared by Shell Transport on the Dividend Access Share in respect of a specified period will be an amount equal to the aggregate dividend declared by Royal Dutch Shell on the “B” Shares in respect of such period. In addition, the dividends that Shell Transport may pay on the Dividend Access Share in any year will be limited to a total of €3.3 billion. This limit can be varied by a resolution of the shareholders of Shell Transport from time to time and will not be less than the aggregate dividends declared on the “B” Shares in any year.
(b)    Operation of the Dividend Access Mechanism
As described in paragraph 8.1 of this Part VII, Royal Dutch Shell intends to declare dividends on the “A” Shares and the “B” Shares on a quarterly basis.
Following the declaration of a dividend by Royal Dutch Shell on the “B” Shares, Shell Transport may declare a dividend on the Dividend Access Share. Shell Transport will not declare a dividend on the Dividend Access Share before Royal Dutch Shell declares a dividend on the “B” Shares as Shell Transport will need to know what dividend Royal Dutch Shell has declared on the “B” Shares. This is to ensure that the dividend declared on the Dividend Access Share does not exceed an amount equal to the total dividend declared by Royal Dutch Shell on the “B” Shares.
Before Shell Transport can declare any dividend, the Shell Transport Board will need to consider Shell Transport’s financial condition and amount of distributable reserves. It is the expectation and the intention, although there can be no certainty, that holders of “B” Shares will receive dividends via the Dividend Access Mechanism.
To the extent that a dividend is declared by Shell Transport on the Dividend Access Share and paid to the Trustee, the holders of “B” Shares will be beneficially entitled to receive their share of that dividend pursuant to the Declaration of Trust (and arrangements will be made to ensure the dividend is paid in the same currency in which they would have received a dividend from Royal Dutch Shell). No dividend declared and paid by Shell Transport on the Dividend Access Share will be paid to holders of “A” Shares in respect of their “A” Shares.
The Royal Dutch Shell Articles provide that if any amount is paid by Shell Transport by way of a dividend on the Dividend Access Share and paid by the Trustee to any holder of “B” Shares, the dividend which would otherwise be payable by Royal Dutch Shell to such holder of “B” Shares will be reduced by an amount equal to the amount paid to such holder of “B” Shares by the Trustee.
If the dividend paid on the Dividend Access Share is less than the total dividend declared by Royal Dutch Shell on the “B” Shares, Royal Dutch Shell will remain obliged to pay a dividend on the “B” Shares equal to the amount of any shortfall, which payment by Royal Dutch Shell will be subject to Dutch withholding tax (unless in any particular case an exemption is obtained under Dutch law or the provisions of an applicable tax treaty). If, for any reason, no dividend is paid on the Dividend Access Share, holders of “B” Shares will only receive dividends from Royal Dutch Shell directly.
The Dividend Access Mechanism may be suspended or terminated at any time (subject to any regulatory requirements) by the Royal Dutch Shell directors or the Shell Transport directors, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.
The Dividend Access Mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (vaststellingsovereenkomst) with Royal Dutch Shell and Royal Dutch dated 26 October 2004 as supplemented and amended by an agreement between the same parties dated 25 April 2005. The agreement states, among other things, that dividend distributions paid on the Dividend Access Share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the Dividend Access Mechanism is structured and operated substantially as set out above.
8.5    Dividend rights attached to Royal Dutch Shell Shares
Dividends will be payable out of profits available for distribution, as determined in accordance with the Companies Act and under IFRS.

Subject to the Companies Act, if the Royal Dutch Shell directors consider that the financial position of Royal Dutch Shell justifies the declaration of a dividend, they can determine to pay an interim dividend.
Subject to the Companies Act, Royal Dutch Shell Shareholders can resolve to pay a dividend by passing an ordinary resolution. Such a dividend cannot exceed the amount recommended by the Royal Dutch Shell directors.
It is the intention that dividends will be declared and paid on a quarterly basis (see paragraph 8.1 of this Part VII). Dividends are payable to persons registered as Royal Dutch Shell Shareholders on the record date relating to the relevant dividend.
All dividends will be divided and paid in proportions based on the amounts paid up on the Royal Dutch Shell Shares during any period for which the dividend is paid.
Any dividend payable in cash relating to a Royal Dutch Shell Share can be paid by sending a cheque, warrant or similar financial instrument payable to the Royal Dutch Shell Shareholder entitled to the dividend by post addressed to the Royal Dutch Shell Shareholder’s registered address or it can be made payable to someone else named in a written instruction from the Royal Dutch Shell Shareholder and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means directly to an account with a bank or other financial institution named in a written instruction from the person entitled to receive the payment. Such bank or other financial institution must be in the United Kingdom other than in respect of Royal Dutch Shell Shares which are held by Euroclear Nederland on behalf of the relevant investors and to which the Securities Giro Act applies. Alternatively, a dividend can be paid in some other way requested in writing by a Royal Dutch Shell Shareholder and agreed to by Royal Dutch Shell. Royal Dutch Shell will not be responsible for a payment which is lost or delayed.

Where any dividends payable on a Royal Dutch Shell Share have not been claimed, the Royal Dutch Shell directors can invest them or use them in any other way for Royal Dutch Shell’s benefit until they are claimed. Royal Dutch Shell will not be a trustee of the money and will not be liable to pay interest on it. If a dividend has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to Royal Dutch Shell, unless the Royal Dutch Shell directors decide otherwise.
The Royal Dutch Shell Articles provide that if any amount is paid by the issuer of the Dividend Access Share by way of dividend on the Dividend Access Share and paid by the Trustee to any holder of “B” Shares, the dividend which would otherwise be payable by Royal Dutch Shell to such holder of “B” Shares will be reduced by an amount equal to the amount paid to such holder of “B” Shares by the Trustee.
8.6    Dividend Record Date
The dividend record date in respect of interests in Royal Dutch Shell Shares held through Euroclear Nederland will be the Euroclear Nederland trading day immediately prior to the ex-dividend date of the relevant dividend. This is because Euroclear Nederland operates a trade-based record date.
The dividend record date in respect of Royal Dutch Shell Shares held other than through Euroclear Nederland will be the day two business days after the ex-dividend date of the relevant dividend. This is because the London Stock Exchange operates a settlement-based record date.
All Royal Dutch Shell Shares, however held, will have the same ex-dividend date.

9.     Description of other rights attached to the Royal Dutch Shell Shares
The Royal Dutch Shell Shares will have the following rights with effect from the Effective Date:

9.1    Pre-emption rights

Subject to the Companies Act, any equity shares issued by Royal Dutch Shell for cash must first be offered to existing Royal Dutch Shell Shareholders in proportion to their holdings of “A” Shares and/or “B” Shares. Both the Companies Act and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the Royal Dutch Shell Shareholders, either generally or specifically, for a maximum period not exceeding five years.

9.2    Right to share in Royal Dutch Shell’s profits
Except in relation to dividends which have been declared (see paragraph 8.5 above) and rights on a liquidation of Royal Dutch Shell (see paragraph 9.3 below), the Royal Dutch Shell Shareholders have no rights to share in the profits of Royal Dutch Shell.

9.3    Right to share in any surplus in the event of a liquidation
If Royal Dutch Shell is wound up (whether the liquidation is voluntary, under supervision of the court or by the court), the liquidator can, with the authority of an extraordinary resolution passed by Royal Dutch Shell Shareholders and any other sanction required by law, divide among the Royal Dutch Shell Shareholders (excluding any shareholder holding shares as treasury shares) the whole or any part of the Royal Dutch Shell assets. For this purpose, the liquidator can set the value that the liquidator considers fair upon any property and decide how such division is carried out as between Royal Dutch Shell Shareholders or different groups of Royal Dutch Shell Shareholders.

9.4    Repurchase provisions
Subject to the Companies Act and the Royal Dutch Shell Articles, Royal Dutch Shell may purchase its own shares if (i) in the case of a market purchase, authority to make the market purchase has been given by an ordinary resolution of Royal Dutch Shell Shareholders; or (ii) in the case of an off-market purchase, authority has been given by a special resolution of Royal Dutch Shell Shareholders. However, Royal Dutch Shell intends to comply with the guidance of the Association of British Insurers that authority to repurchase shares should be given by special resolution. Royal Dutch Shell can only repurchase its own shares out of distributable reserves or the proceeds of a new issue of shares made for the purposes of funding the repurchase.
Royal Dutch Shell must also comply with the requirements of the Listing Rules when making any purchase of its own shares. The “near-final” draft Listing Rules published by the Financial Services Authority on 28 April 2005 (expected to come into force on 1 July 2005) provide that purchases by a limited company of 15 per cent. or more of any class of its equity shares must be by way of tender offer to all shareholders of that class. Assuming that this rule comes into force as currently framed, it would apply to the “A” Shares and the “B” Shares separately. However, if the relevant circumstances were to arise, Royal Dutch Shell may decide, for the purpose of treating the “A” Shares and the “B” Shares as one class (as far as possible), to ask the UK Listing Authority for a concession to this rule to allow the 15 per cent. limit to be calculated by reference to the “A” Shares and the “B” Shares as a whole.
On 3 February 2005, it was announced that, given the strong cash and debt position of the Royal Dutch/ Shell Group at the end of 2004, the Royal Dutch and Shell Transport share buy back programme would be relaunched with a projected return of surplus cash to shareholders for the year 2005 in the range of US$3 billion to US$5 billion, subject to continued high oil prices. Royal Dutch Shell intends to continue the Royal Dutch and Shell Transport share buy back programme on this basis.
Dutch tax law treats share buy backs for cancellation as being subject to withholding tax unless an exemption applies by virtue of their being carried out within certain annual quantitative limits. These quantitative limits have been agreed with the Dutch Revenue Service for the “A” Shares and the limits will not restrict the share buy back programme announced for 2005. Buy backs of “A” Shares within these limits will not be subject to Dutch withholding tax. However, no quantitative limits on which to base an exemption (or other mitigation of the withholding tax) for buy backs of “B” Shares have been agreed with the Dutch Revenue Service and so, if repurchases of “B” Shares were undertaken, they would potentially give rise to Dutch withholding tax at the rate of 25 per cent.
Accordingly, Royal Dutch Shell expects to buy back “A” Shares in preference to “B” Shares, unless and until exemption from or other mitigation of the withholding tax on buy backs of “B” Shares is agreed with the Dutch Revenue Service. In any event, any withholding tax arising on a buy back of “B” Shares would be borne by Royal Dutch Shell and not the selling shareholder.

9.5    Conversion provisions

The Royal Dutch Shell Articles do not contain any provisions relating to conversion of the Royal Dutch Shell Shares.

10.	Royal Dutch Shell ADRs
10.1  Royal Dutch Shell ADRs
There will be two classes of Royal Dutch Shell ADRs, “A” ADRs and “B” ADRs. Holders of Royal Dutch Shell ADRs will not have shareholder rights. The Royal Dutch Shell “A” ADR Depositary will hold its interests in the “A” Shares represented by the “A” ADRs through Euroclear Nederland (which will be the registered holder). The Royal Dutch Shell “B” Depositary will be the registered holder of the “B” Shares represented by the “B” ADRs. The Royal Dutch Shell “A” ADR Deposit Agreement sets out the rights of the holders of “A” ADRs and the rights and obligations of the Royal Dutch Shell “A” ADR Depositary. The Royal Dutch Shell “B” ADR Deposit Agreement sets out the rights of the holders of “B” ADRs and the rights and obligations of the Royal Dutch Shell “B” ADR Depositary. Both of these agreements are governed by New York law except for the respective arbitration clauses, which are governed by English law.
10.2  Dividends and distributions
The Royal Dutch Shell “A” ADR Depositary will pay to holders of “A” ADRs, and the Royal Dutch Shell “B” ADR Depositary will pay to holders of “B” ADRs, the cash dividends or other distributions which they receive on Royal Dutch Shell Shares or through the Dividend Access Mechanism after deducting their fees and expenses. Distributions will be made to holders of Royal Dutch Shell ADRs in proportion to the number of Royal Dutch Shares which their Royal Dutch Shell ADRs represent.
The Royal Dutch Shell “A” ADR Depositary and the Royal Dutch Shell “B” ADR Depositary may distribute additional “A” ADRs or “B” ADRs, respectively, representing “A” Shares or “B” Shares which Royal Dutch Shell may choose to distribute as a dividend or free distribution. Only whole Royal Dutch Shell ADRs will be distributed. The Royal Dutch Shell “A” ADR Depositary and the Royal Dutch Shell “B” ADR Depositary will use their reasonable efforts to sell, or procure the sale of, any Royal Dutch Shell Shares which would result in fractional entitlements, and distribute the net proceeds in the same way as they would with cash. If new Royal Dutch Shell ADRs are not distributed, outstanding Royal Dutch Shell ADRs will also represent the Royal Dutch Shell Shares distributed as dividend or free distribution.
If Royal Dutch Shell offers Royal Dutch Shell Shareholders any rights to subscribe for additional shares or any other rights, the Royal Dutch Shell “A” ADR Depositary and the Royal Dutch Shell “B” ADR Depositary may make such rights available to holders of “A” ADRs or “B” ADRs respectively. If they decide it is not legal or practical to make the rights available but that it is practical to sell the rights, they may sell such rights and distribute the proceeds in the same way as they would with cash. Any rights that are not distributed or sold will lapse. If rights are made available to holders of either “A” ADRs or “B” ADRs, the shares will be purchased on behalf of those holders by the Royal Dutch Shell “A” ADR Depositary (through Euroclear Nederland) or the Royal Dutch Shell “B” ADR Depositary, who will deposit the shares and deliver the Royal Dutch Shell ADRs to the holders. They will only exercise rights if holders of Royal Dutch Shell ADRs pay the exercise price and any other charges which the rights require holders of Royal Dutch Shell ADRs to pay.
10.3  Voting rights

(a)	Voting by holders of “A” ADRs
The Royal Dutch Shell “A” ADR Depositary holds its interests in “A” Shares through Euroclear Nederland. The voting arrangements summarised in paragraph 7.3 of this Part VII therefore apply as supplemented by the relevant provisions of the Royal Dutch Shell “A” ADR Deposit Agreement. These provisions are summarised below.
The Royal Dutch Shell “A” ADR Depositary will notify holders of “A” ADRs of general meetings of Royal Dutch Shell and will arrange to deliver voting materials to such holders of “A” ADRs if requested by

Royal Dutch Shell. Those materials will describe the matters to be voted on and will also explain how a holder of “A” ADRs may attend and vote at general meetings or, if a holder does not wish to attend in person, the procedure for instructing how the votes on the “A” Shares represented by that holder’s “A” ADRs may be exercised. For the Royal Dutch Shell “A” ADR Depositary to accept instructions, they must reach it by the date it specifies.
In the Royal Dutch Shell “A” ADR Deposit Agreement, the Royal Dutch Shell “A” ADR Depositary agrees to endeavour to vote, or cause to be voted, the “A” Shares represented by a holder’s “A” ADRs in accordance with instructions as to voting submitted by that holder prior to the date specified by the Royal Dutch Shell “A” ADR Depositary for that purpose. In addition, the Royal Dutch Shell “A” ADR Depositary has agreed, on the written request of a holder of “A” ADRs, to endeavour to appoint, or procure the appointment of, that holder as the proxy of the registered holder of the “A” Shares which that holder’s “A” ADRs represent. In practice, this will involve the Royal Dutch Shell “A” ADR Depositary notifying the relevant Admitted Institution, in accordance with the relevant procedures, of the names and entitlements of each holder of “A” ADRs who has notified it that he wishes to attend the Royal Dutch Shell general meeting in person.
There can be no assurance that holders of “A” ADRs will receive the notice referred to above or otherwise learn of a shareholders’ meeting in time to be appointed as a proxy or to submit voting instructions to the Royal Dutch Shell “A” ADR Depositary.
The Royal Dutch Shell “A” ADR Depositary will only vote as instructed by the holders of the “A” ADRs.

(b)	Voting by holders of “B” ADRs
The Royal Dutch Shell “B” ADR Depositary will notify holders of “B” ADRs of general meetings of Royal Dutch Shell and will arrange to deliver voting materials to such holders of “B” ADRs if requested by Royal Dutch Shell. Those materials will describe the matters to be voted on and will also explain how a holder of “B” ADRs may attend and vote at general meetings or, if a holder does not wish to attend in person, the procedure for instructing how the votes on the “B” Shares represented by that holder’s “B” ADRs may be exercised. For the Royal Dutch Shell “B” ADR Depositary to accept instructions, they must reach it by the date it specifies.
In the Royal Dutch Shell “B” ADR Deposit Agreement, the Royal Dutch Shell “B” ADR Depositary agrees to endeavour to vote, or cause to be voted, the “B” Shares represented by a holder’s “B” ADRs in accordance with instructions as to voting submitted by that holder prior to the date specified by the Royal Dutch Shell “B” ADR Depositary for that purpose. In addition, the Royal Dutch Shell “B” ADR Depositary has agreed, on the written request of a holder of “B” ADRs, to endeavour to appoint, or procure the appointment of, that holder as the proxy of the registered holder of the “B” Shares which that holder’s “B” ADRs represent.
There can be no assurance that holders of “B” ADRs will receive the notice referred to above or otherwise learn of a shareholders’ meeting in time to obtain a proxy or give voting instructions to the “B” ADR Depositary.
The Royal Dutch Shell “B” ADR Depositary will only vote as instructed by the holders of the “B” ADRs.
10.4  Fees and expenses
Holders of Royal Dutch Shell ADRs must pay $5.00 (or less) per 100 Royal Dutch Shell ADRs (or portion of 100 Royal Dutch Shell ADRs) for the issuance of Royal Dutch Shell ADRs or the surrender of Royal Dutch Shell ADRs for the purpose of withdrawal of Royal Dutch Shell Shares. In addition, if the Royal Dutch Shell “A” ADR Depositary or the Royal Dutch Shell “B” ADR Depositary distributes securities to holders of Royal Dutch Shell ADRs, a fee will be payable equivalent to the fee that would be payable if the securities so distributed were Royal Dutch Shell Shares and the shares had been deposited for the issuance of Royal Dutch Shell ADRs. Registration and transfer fees are payable for the transfer and registration of Royal Dutch Shell Shares when these are deposited or withdrawn from either the Royal Dutch Shell “A” ADR Depositary or the Royal Dutch Shell “B” ADR Depositary. Holders of Royal Dutch Shell ADRs will also be required to pay the expenses of the Royal Dutch Shell “A” ADR Depositary or the Royal Dutch Shell “B” ADR Depositary in respect of cable, telex and facsimilie transmissions when expressly provided in the Royal Dutch Shell ADR Deposit Agreements. Certain taxes and governmental charges may also be payable on the Royal Dutch Shell ADRs.
10.5  Amendment and termination of the Royal Dutch Shell ADR Deposit Agreements
Royal Dutch Shell may agree with either the Royal Dutch Shell “A” ADR Depositary or the Royal Dutch Shell “B” ADR Depositary to amend the Royal Dutch Shell ADR Deposit Agreements and the Royal Dutch Shell ADRs without the consent of the holders of the Royal Dutch Shell ADRs. The Royal Dutch Shell “A” ADR Depositary and the Royal Dutch Shell “B” ADR Depositary will terminate the Royal Dutch Shell “A” ADR Deposit Agreement and the Royal Dutch Shell “B” Deposit Agreement respectively if Royal Dutch Shell instructs them to do so. Either of the Royal Dutch Shell ADR Deposit Agreements may also be terminated if the relevant depositary wishes to resign and Royal Dutch Shell has not appointed a new depositary bank within 60 days. In either case, holders of Royal Dutch Shell ADRs will receive at least 30 days’ notice prior to the termination.
10.6  Limitations on obligations and liability
The Royal Dutch Shell ADR Deposit Agreements both expressly limit the obligations of Royal Dutch Shell and, as appropriate, the Royal Dutch Shell “A” ADR Depositary and the Royal Dutch Shell “B” ADR Depositary.
10.7  Rights to receive Royal Dutch Shell Shares
Subject to certain restrictions, holders of Royal Dutch Shell ADRs have the right to surrender their ADRs and withdraw the underlying Royal Dutch Shell Shares at any time.
10.8  Arbitration
Pursuant to the Royal Dutch Shell “A” ADR Deposit Agreement and the Royal Dutch Shell “B” ADR Deposit Agreement, each “A” ADR holder and “B” ADR holder, respectively, agrees to be bound to the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles as if the applicable ADR holder was a Royal Dutch Shell Shareholder. For a description of the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles see paragraph 7.2 of Part XXI.
11.    Description of restrictions on free transferability
Save as set out below, the Royal Dutch Shell Shares will be freely transferable.

Royal Dutch Shell can, under the Companies Act, send out statutory notices to those it knows or has reasonable cause to believe have an interest in its shares, asking for details of those who have an interest and the extent of their interest in a particular holding of shares. When a person receives a statutory notice and fails to provide any information required by the notice within the time specified in it, Royal Dutch Shell can apply to the court for an order directing, inter alia, that any transfer of the shares the subject of the statutory notice is void.
Once a restriction notice has been given, the Royal Dutch Shell directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given.
The Royal Dutch Shell directors can, without giving any reason, refuse to register the transfer of any Royal Dutch Shell Shares which are not fully paid.

12.	Mandatory bids, squeeze-out and sell-out rules in relation to Royal Dutch Shell Shares
12.1  Mandatory bid

As referred to in paragraph 4 of Part VI of these Listing Particulars, the City Code will apply to Royal Dutch Shell. Under the City Code, if an acquisition of Royal Dutch Shell Shares were to increase the aggregate holding of the acquiror and its concert parties to shares carrying 30 per cent. or more of the voting rights in Royal Dutch Shell, the acquiror and, depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make a cash offer for the outstanding shares in Royal Dutch Shell at a price not less than the highest price paid for Royal Dutch

Shell Shares by the acquiror or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50 per cent. of the voting rights in Royal Dutch Shell if the effect of such acquisition were to increase that person’s percentage of the voting rights.

12.2  Squeeze-out
Under the Companies Act, if an offeror were to acquire 90 per cent. of the Royal Dutch Shell Shares within four months of making its offer, it could then compulsorily acquire the remaining 10 per cent. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favour and pay the consideration to Royal Dutch Shell, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.
12.3  Sell-out
The Companies Act would also give minority shareholders in Royal Dutch Shell a right to be bought out in certain circumstances by an offeror who had made a takeover offer. If a takeover offer related to all the shares in Royal Dutch Shell and at any time before the end of the period within which the offer could be accepted the offeror held or had agreed to acquire not less than 90 per cent. of the Royal Dutch Shell Shares, any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares.
The offeror would be required to give any shareholder notice of his right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period. If a shareholder exercises his rights, the offeror is entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

13.	Public takeover bids occurring in the last and current financial years

There have been no public takeover bids by third parties in respect of the share capital of Royal Dutch Shell in the last or current financial year.
14.    Taxation
Please see paragraph 12 of Part XXI of these Listing Particulars for information relating to UK taxation (including a discussion of UK stamp duty and stamp duty reserve tax which is relevant to holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs irrespective of their tax residence) and paragraph 13 of Part XXI of these Listing Particulars for information relating to Dutch taxation.

15.	Resolutions, authorisations and approvals relating to the “A” Shares and the “B” Shares
On 27 April 2005 the Royal Dutch Shell directors resolved to redeem, with immediate effect, 9,760,000 Euro Deferred Shares for €0.01 in total, in accordance with the rights attaching to those shares.

On 12 May 2005, the following shareholder resolutions of Royal Dutch Shell were passed at its annual general meeting:

(i)	a special resolution adopting new articles of association and a new memorandum of association and increasing the authorised share capital of Royal Dutch Shell to £50,000 and €700,000,000 by the creation of:

(a)	600,000 “A” Shares of €0.07 each;

(b)	2,759,360,000 “B” Shares of €0.07 each; and

(c)	2,740,040,000 unclassified shares of €0.07 each (to be classified as “A” Shares or “B” Shares upon allotment at the discretion of the Royal Dutch Shell directors(1));

(ii)	a special resolution re-classifying 360,960,000 unissued Euro Deferred Shares as unclassified shares (to be classified as “A” Shares or “B” Shares upon allotment at the discretion of the Royal Dutch Shell directors(1));

(iii)	an ordinary resolution authorising the Royal Dutch Shell directors, for the purposes of section 80 of the Companies Act, to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme and up to an additional aggregate nominal amount of €160,962,667 (the latter representing approximately one third of Royal Dutch Shell’s expected issued share capital on Completion assuming full acceptance of the Royal Dutch Offer);

(iv)	a special resolution empowering the directors pursuant to section 95 of the Companies Act to allot equity securities (within the meaning of section 94 of the Companies Act) for cash as if section 89(1) of the Companies Act did not apply to any such allotment provided that this authority is limited to certain rights issues and other equity offers or is otherwise subject to a maximum of €24,144,400 in aggregate nominal value (representing 5 per cent. of Royal Dutch Shell’s expected issued share capital on Completion, assuming full acceptance of the Royal Dutch Offer); and

(v)	a special resolution authorising Royal Dutch Shell to make market purchases (within the meaning of section 163 of the Companies Act) of ordinary shares of Royal Dutch Shell up to a maximum of 344,920,000 Royal Dutch Shell Shares (representing 5 per cent. of Royal Dutch Shell’s expected issued share capital on Completion, assuming full acceptance of the Royal Dutch Offer) on certain specified conditions.
The authorities in paragraphs (iii), (iv) and (v) set out above will expire at the end of the 2006 Royal Dutch Shell annual general meeting.

On 13 May 2005, the Royal Dutch Shell directors resolved to allot, conditional on the Scheme becoming effective, “B” Shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme) in accordance with the terms of the Scheme.
On 13 May 2005, the following shareholder resolutions of Royal Dutch Shell were passed:

(i)	a special resolution, conditional upon the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects:

(A)	re-classifying as “A” Shares, immediately upon the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects, such number of issued Euro Deferred Shares as is equal to the number of Royal Dutch Shares validly tendered in the Royal Dutch Offer Acceptance Period (and not withdrawn) multiplied by two;

(B)	re-classifying as “A” Shares, on each occasion that Royal Dutch Shares are validly tendered to the Royal Dutch Offer in the Subsequent Acceptance Period (if any), such number of issued Euro Deferred Shares as is equal to that number of Royal Dutch Shares so tendered multiplied by two; and

(C)	re-classifying as “A” Shares, on each occasion that Royal Dutch Shares are offered to Royal Dutch Shell for exchange into “A” Shares after the later of the expiry of the Royal Dutch Offer Acceptance Period and the expiry of the Subsequent Acceptance Period (if any), but at the absolute discretion of the Directors (and subject to applicable law), such number of issued Euro Deferred Shares as is equal to that number of Royal Dutch Shares so offered multiplied by two; and

(ii)	a special resolution, conditional upon Completion, reclassifying the sterling ordinary shares of Royal Dutch Shell as Sterling Deferred Shares.

(1)	However, any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

PART VIII
OPERATING AND FINANCIAL REVIEW
This Part VIII is based on the section entitled “Discussion and Analysis of Financial Condition and Results of Operations” of the 2004 Form 20-F of Royal Dutch and Shell Transport. It has been updated in certain respects. Information relating to legal proceedings has been excluded, as more recent disclosure is set out in Part XIX of these Listing Particulars. In addition, in order to avoid duplication, information relating to the Transaction has been deleted. Cross-references have been amended (to the extent necessary) to enable easy reference to the relevant material.
The operating and financial review for the first quarter of 2005 is set out in Part XVI of these Listing Particulars.
In this Part VIII, “Parent Companies” means Royal Dutch and/or Shell Transport and “Group Financial Statements” or “Financial Statements” means the audited financial information relating to the Royal Dutch/ Shell Group included in the 2004 Form 20-F (as amended) of Royal Dutch and Shell Transport.

1.     Overview
The Royal Dutch/Shell Group of Companies consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Products and Chemicals. We also have interests in other industry segments such as Renewables and Hydrogen.
Over time, and across the commodity price cycle, the Group has achieved higher earnings, cash-flow and returns on investment in the Exploration & Production business compared with the other businesses, and sees significant growth potential in demand for natural gas. The downstream businesses continue to offer attractive returns and growth potential in certain business lines and geographies, and provide useful balance in the portfolio to reduce exposure to commodity price movements. The Group’s core competencies include the application of technology, financial and project management skills to large oil and gas projects; the ability to develop and manage a diverse and international business portfolio; and the development of customer focused businesses built around the strength of the Shell brand.
Strategy
The Group’s strategy is clear: more upstream, profitable downstream. The Group intends to focus on areas with high growth potential and where it can capture value from a higher oil and gas price environment. The strategy is expected to be achieved through the following actions:
Reshaping our portfolio
The Group is strengthening its portfolio through an active programme of divestments and selective focused acquisitions. The Group has increased its capital expenditure to $15 billion per year for the medium term, and in the period from 2004 to 2006 will be selling non-strategic or under-performing assets with proceeds targeted at $12 to $15 billion. Most of this increased expenditure will be in the upstream, where the Group expects higher returns. The Group is growing its upstream business in areas of resource opportunity such as Russia, the Middle East and West Africa, and its downstream business in markets such as Asia Pacific where the Group sees significant potential for growth. The Group also intends to generate new income streams from technologies such as oil sands production and gas to liquids conversion, by providing oil and gas processing services and from energy sources such as wind, hydrogen and solar power.
Raising our operational performance
The Group strategy is underpinned by a focus on achieving the highest standards of performance and operational excellence across all of its business activities. A measure of operational performance for each business has been built into employee compensation systems, encouraging everyone in the organisation to make this a priority. Project delivery and execution has also become increasingly important as we take on larger and more complex projects. The Group is channelling more resources into this area and providing additional staff training. To deliver the Group strategy the Group must complete projects on time, on specification and on budget. Operational performance also means delivering competitive returns and strong cash generation.
Creating the culture and organisation to deliver
Through simplifying our structure and standardising processes across businesses and around the world, the Group is creating a more dynamic, responsive organisation. The three principles of leadership, accountability and teamwork form the basis of a culture change that is being embedded throughout the Group by the Executive Committee and other senior leaders. The appointment of a single Group Chief Executive to lead this process is expected to be an enabler for driving these changes.
Market overview
World economy
Global economic output grew by 5% in 2004, the fastest rate of growth for two decades. This increase reflected strong growth in the USA, as well as increased activity in Europe and China. The Group is expecting growth to slow during 2005, reflecting more moderate expansion in the USA and European economies. China’s economy is expected to avoid the risk of overheating and see growth moderating to about 8.0% in 2005.
While the outlook for 2005 is positive, there are some risks that could affect the rate of global economic growth. These risks include the decline in the US dollar, a rise in protectionism, geopolitical uncertainties and financial turbulence in emerging markets such as China.
Oil and natural gas prices
Oil prices strengthened considerably in 2004 driven by significant growth in global demand, particularly from China and the USA; low US stocks of oil and natural gas; a decline in spare OPEC crude production capacity; geopolitical tensions and disruptions in supply caused by hurricanes in the Gulf of Mexico.
Oil demand growth in 2005 is expected to be lower than in 2004 but still above the average level for the past decade. Crude prices in 2005 will be influenced by the rate of global economic growth, particularly in the USA and China. Other factors affecting prices will include the pace of Iraqi oil export recovery, OPEC supply policy and the severity of the northern hemisphere winter. Disruption to supply as a result of political and security issues would lead to price volatility and upward pressure on prices.
Henry Hub natural gas prices in the USA increased from $5.62 per million British thermal unit (Btu) in 2003 to $5.87 per million Btu in 2004. In 2005 Henry Hub prices are expected to reflect supply and demand in the USA where the development of domestic supply, demand levels from weather conditions and the rate of economic growth will be important. Prices in other markets are expected to remain largely linked to oil prices.
General industry factors
Demand for oil and natural gas is likely to continue to increase in both the short and medium term, with particularly strong growth in emerging economies such as China and India. The International Energy Agency estimates that global energy demand could grow by almost 60% by 2030 and, within that overall total, oil demand could increase by up to 45% and natural gas demand could double. Meeting that increasing energy demand will require significant levels of new investment across all parts of the industry.
The refining and marketing environment is characterised by intensifying competition from industry consolidation and new entrants and changing and increasingly complex patterns of supply and demand. A fundamental shift in the pattern of demand is taking place as traditional markets in Western Europe and the USA see demand growth slowing while markets in Asia Pacific are experiencing significant growth. In 2004, a shortage of capacity relative to growing demand led to strong refining margins.

The business environment for chemicals has become more positive but remains cyclical. The central driver of growth in the business remains the overall pace of global economic activity.
Industry segments
Exploration & Production
Oil prices, production volumes and cost levels are the most significant factors affecting earnings in Exploration & Production. In 2004, oil prices averaged around $10 per barrel higher than in 2003. For the Group, production in 2004 was broadly unchanged compared to 2003, excluding the impact of divestments, price effects and hurricanes in the USA. The decline in production from mature areas was more than offset by new volumes in 2004.
In 2004, the Group took the final investment decision on several significant Exploration & Production projects. These included the Kashagan development in Kazakhstan and the Pohokura gas project in New Zealand. In Oman agreements were signed with the government to extend the terms of Petroleum Development Oman’s (PDO) concession until 2044. Plans were announced to increase bitumen production at the Athabasca Oil Sands Project (Group interest 47%) from the current 155,000 barrels a day capacity to between 270,000 and 290,000 barrels a day by 2010.
Volatility in oil prices is one of the key risks in the Exploration & Production business. We believe that the oil pricing structure has shifted to a higher price environment driven by global demand growth and the increased cost of the investment needed to supply that demand. Cost increases are another key risk to the business. These risks are managed through a focus on improving asset integrity and reliability, further work to maximise the value from the creation of a global business organisation and improved project management.
Gas & Power
In Gas & Power, the overall aim is to access and monetise new natural gas resources. This is achieved through participation in all parts of the value chain of the liquefied natural gas (LNG) business, where Shell associated projects have a share of about one-third of global LNG production. The Group also has interests in the distribution, marketing and trading of natural gas, power generation, gas to liquids production and coal gasification. Demand in each of the three main gas markets (North America, Europe and Asia Pacific) continues to grow and prices increased in 2004. Natural gas prices and LNG sales are the key results drivers in Gas & Power. Natural gas prices tend to be linked to oil prices, although this relationship varies over time.
Earnings in 2004 reflected the increase in natural gas prices and LNG sales volumes. The Group continues to invest in LNG projects and expects to increase its LNG capacity by an average of 14% per year in the period from 2003 through 2008.
One of the principal challenges and risks in the Gas & Power business is to ensure the development of assets in each part of the LNG value chain are aligned with market growth. This risk is being managed by the development of a portfolio of supply, shipping and LNG import facilities in the key markets. Other challenges, on which there is a clear focus in the business, include ensuring that capital projects are delivered on schedule and within budget and that new business development opportunities are secured in an increasingly competitive environment.
Oil Products
The key drivers of the Oil Products business are end user demand for oil products, the global refining supply/demand balance, competitive positioning in key markets and operational performance at manufacturing facilities. The strength of the Shell brand, the quality of the assets and the level of operational cost are essential elements in securing competitive returns.
In 2004, there were stronger refining conditions globally and increases in refining and marketing margins. The increases in margins across the world reflected exceptional product demand growth particularly in China and, to a lesser extent, the USA.
The key challenges in Oil Products are volatility in refining margins and maintaining a competitive cost structure.

We expect that the creation of one downstream organisation, integrating the Oil Products and Chemicals businesses, will help to optimise refining and chemicals facilities, standardise our processes and improve services to customers. Work will continue to sell or improve underperforming assets. This will be underpinned by a focus on improving operational performance and delivering cost reductions. This will position us for future growth in selected markets where we see the greatest opportunities. In particular, we intend to focus on the Asia Pacific markets where we believe there is significant potential for growth. By the end of the decade the downstream business expects to have a greater percentage of its capital employed in Asia Pacific, compared to year end 2004.
Chemicals
In Chemicals, industry conditions improved as a result of growth in demand, which together with low levels of inventories led to increased operating rates in 2004. Product prices increased throughout the petrochemicals chain, driven by higher feedstock and energy costs. The levels and volatility of feedstock costs, which are linked to crude oil and natural gas prices are key drivers of the Chemicals business, as is the balance between demand, which is impacted by the pace of economic growth, and supply, which is impacted by industry capacity and operating rates.
In response to these challenges, the Group has maintained its focus on reducing costs, asset restructuring and closing under-performing assets and is shifting the portfolio to growth areas in Asia Pacific and the Middle East. This is underpinned by the overall chemicals strategy of producing bulk chemicals and first line derivatives to supply large industrial customers through simplified, standardised global business processes.
The Group intends to integrate the Oil Products and Chemicals businesses in order to provide opportunities to achieve cost efficiencies from shared services and common manufacturing sites, and from improved use of hydrocarbon resources on integrated sites.
Financial framework
The Group manages its business to deliver strong cash flows to fund investment and growth based on cautious assumptions relating to crude oil prices. Our strong cash position in 2004, with operational cash flow of $26 billion, gives the Group the financial flexibility both to fund capital investment and to return cash to shareholders.
Following the completion of the Transaction, Royal Dutch Shell, consistent with Royal Dutch’s and Shell Transport’s historical dividend policy, has announced it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividend paid by Royal Dutch in respect of the financial year ending December 31, 2004. With the adoption of quarterly dividends in 2005, Royal Dutch and Shell Transport will pay dividends in respect of the first quarter of 2005. Royal Dutch Shell will take these dividends into account when determining the dividends which will be declared for the remainder of the year. In 2004 the dividends paid out to shareholders exceeded $7.1 billion. As a result of the transition to the payment of quarterly dividends, the Group expects to return at least $10 billion cash to shareholders from dividends during 2005, subject to exchange rates. Given the strong cash and debt position from 2004, the share buyback program was relaunched on February 3, 2005, with the return of surplus cash to shareholders for the year 2005 expected to be in the range of $3 to $5 billion, assuming high oil prices.
Capital investment of some $15 billion (excluding contribution of the Group’s minority partners in Sakhalin) on average is required each year to grow the capital base in light of expected dividend payments, taking into account an expected $12 to $15 billion of divestments over the period 2004 to 2006. After dividends and capital investment, the priority for using cash generated is to maintain a prudent balance sheet. Both the medium and long-term focus will remain on improving the underlying operational performance in order to continue to deliver consistently strong cash flows.
Over the past 20 years the Brent crude oil price has averaged around $20 a barrel and over the past five years the price averaged approximately $27 a barrel. We expect that crude oil prices in 2005 will be influenced by developments in the key oil producing countries, the pace of Iraqi crude export recovery, and by the rate of the global economic recovery, particularly in the USA and China. Natural gas prices in the USA are expected to remain well above pre-2000 levels, due to higher demand resulting from a more general recovery of the global economy, while prices in other major markets are expected to retain an oil-price linkage.
The Group uses a range of prices for crude oil to test opportunities on the downside and look at the upside of potential projects. The Group plans for the medium term at $25 a barrel, screens for resilience to price downside at $20 a barrel, and tests for response to price upside at a range of higher prices. This method is applied to understand the composition of projects in the portfolio and how these respond over a broad range of prices or margins. The crude oil price outlook for 2005 will likely be impacted by developments in the Middle East and Venezuela.
Crude oil reference price conditions are determined after careful assessment of short, medium and long-term drivers of oil and gas prices under different sets of assumptions, yielding a range of prices to be used in evaluation. With regard to 2004, crude oil prices were higher than the conservative expectations of our reference price conditions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, supply and demand. Sensitivity analyses are used to test the impact of low price drivers (economic weakness, rapid resumption of Iraqi production, greater than expected increase in non-OPEC production) and high price drivers (greater than expected economic growth, slower than expected resumption of Iraqi production). Short-term events (such as relatively warm winters or cool summers and the resulting effects on demand and inventory levels) contribute to volatility.
As described in Note 3 in Part XIII of these Listing Particulars under the heading “Accounting Policies — Revenue Recognition”, the Group reports certain buy/sell contracts for feedstock, principally crude oil, and finished products mainly in the Oil Products segment on a gross basis in the Statement of Income. These contracts are entered into with the same counterparty either concurrently or in contemplation of one another. However, they are separately invoiced and settled and there is no legal right of offset. If these contracts were required to be reported net, it is estimated that net proceeds and cost of sales for 2004 would be reduced by $24,744 million and $24,719 million, respectively (2003: $19,795 million and $19,713 million, respectively; 2002: $14,267 million and $14,419 million, respectively) with no impact on net income.
Reserves restatements and financial restatements
On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes, the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion barrels of oil equivalent (boe) and to restate the unaudited(1) oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. The First Reserves Restatement was reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as originally filed with the US Securities and Exchange Commission (SEC) on June 30, 2004.
On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional approximately 1.37 billion boe of oil and gas that were reported as at December 31, 2003 (1.15 billion boe previously reported at December 31, 2002) and further restate the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying

(1)	Reserves, reserves volumes and reserves related information and disclosures are referred to as “unaudited” as a means to clarify that this information is not covered by the audit opinion of the independent registered accounting firms that have reported on the financial statements of the Group or the Parent Companies.

the Financial Statements (the Second Reserves Restatement, and together with the First Reserves Restatement, the Reserves Restatements) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves. The Second Reserves Restatement is reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.
Please refer to Part IX of these Listing Particulars for additional information regarding the First Reserves Restatement and the Second Reserves Restatement.
In view of the inappropriate overstatement of unaudited proved reserves information resulting in the First Reserves Restatement, it was determined to restate the Financial Statements of the Group, and each of the Parent Companies, for the year ended December 31, 2002 and prior periods (the First Financial Restatement) to reflect the impact of the First Reserves Restatement on those Financial Statements (as announced on April 19, 2004). As part of the First Financial Restatement, the Financial Statements were also restated to correct an inappropriate departure from US GAAP relating to certain exploratory drilling costs, to correct an inappropriate departure from US GAAP (for 2002 only) for certain gas contracts, to correct an error in the calculation of earnings per share of the Parent Companies and to reflect a change in accounting principle relating to inventories. The First Financial Restatement also included a separate presentation of the Group Financial Statements under US GAAP and Netherlands GAAP, and a reconciliation of the differences between the presentations. This discussion and analysis is based on the US GAAP Group Financial Statements. The First Financial Restatement was reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as originally filed with the SEC on June 30, 2004.
In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement and together with the First Financial Restatement, the Financial Restatements) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). The Second Financial Restatement is reflected in this Report and also in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.
Investigation and report to the Group Audit Committee; management changes
Following the January 9, 2004 announcement of the reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the reserves recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. That report, dated March 31, 2004, was presented to the GAC and subsequently to the Supervisory Board of Royal Dutch and non-executive directors of Shell Transport. The report was accepted in full by the GAC on April 15, 2004 and by the members of the Supervisory Board of Royal Dutch and the non-executive directors of Shell Transport on April 16, 2004.
Following an interim report to the GAC dated March 1, 2004, which was presented to the Parent Company Boards on March 2, 2004, Sir Philip Watts, Chairman of the Committee of Managing Directors and Walter van de Vijver, Chief Executive of Exploration & Production, submitted their resignations on March 3, 2004 from all director and officer positions within the Group and the Parent Companies. Following acceptance of the final report to the GAC by the members of the Supervisory Board of Royal Dutch and the non-executive directors of Shell Transport, Judith Boynton stepped aside as Group Chief Financial Officer and as Group Managing Director and Managing Director of Shell Transport on April 18, 2004. She remained with the Group in an advisory capacity reporting to the Chief Executive Jeroen van der Veer. Ms Boynton left the Group, by mutual agreement, effective December 31, 2004.
Jeroen van der Veer, President and Managing Director of Royal Dutch, succeeded Sir Philip Watts as Chairman of the Group’s Committee of Managing Directors; Lord Oxburgh was appointed non-executive Chairman of Shell Transport and Chairman of Conference; and Malcolm Brinded was appointed Chief

Executive of Exploration & Production, a Managing Director of Shell Transport and Vice-Chairman of the Committee of Managing Directors. Malcolm Brinded resigned from his position as a Managing Director of Royal Dutch. On June 23, 2004 Peter Voser was appointed Group Chief Financial Officer and a director of Shell Transport with effect from October 4, 2004. Linda Cook was appointed a Managing Director of Royal Dutch on August 1, 2004.
2.     Summary of Group results
Earnings (US GAAP)

			$ million
		2003	2002
	2004	As restated(a)	As restated(a)
Income from continuing operations	16,623	12,033	9,469
Income from discontinued operations	1,560	25	187
Cumulative effect of a change in accounting principle	—	255	—

Net income	18,183	12,313	9,656

Change from previous year	+48%	+28%	-6%

(a)	See Note 2 of Part XIII of these Listing Particulars.
2004 compared to 2003
The Group’s net income in 2004 was $18.2 billion, an increase of 48% from 2003. These earnings reflect higher realised oil and gas prices in Exploration & Production and higher LNG volumes and prices in Gas & Power, as well as increases in refining margins and trading profits in Oil Products and higher volumes and margins in Chemicals.
Exploration & Production earnings were $9,315 million, 4% higher than in 2003. Production in 2004 was broadly unchanged compared to 2003, excluding the impact of divestments, price effects and hurricanes in the Gulf of Mexico. The decline in production in mature areas was largely offset by the start of production in new fields. Hydrocarbon prices were higher in 2004 compared with 2003 with Brent crude prices averaging $38.30 a barrel compared with $28.85 in 2003 and West Texas Intermediate prices averaging $41.50 a barrel in 2004 compared with $31.05 in 2003. Prices reflected the effect of strong US and Chinese demand, geopolitical uncertainty in a number of producer countries, disruptions to production as a result of the hurricanes in the Gulf of Mexico; and lower OPEC spare production capacity. The benefits of higher oil and gas prices were offset by lower hydrocarbon production, higher costs and depreciation, and an increase in the overall effective tax rate.
Earnings in Gas & Power were $2,155 million, 6% lower than in 2003. Earnings in 2003 included gains of $1,120 million mainly related to divestments (Ruhrgas), whereas divestment gains in 2004 were $772 million. Earnings in 2004 reflected a 9% increase in LNG volumes and an 8% increase in LNG prices.
Oil Products earnings increased by 164% compared with 2003 to $7,537 million, benefiting significantly from higher refining margins, and increased trading earnings. These results included divestment gains of $1,038 million and net charges of $403 million.
Earnings in Chemicals were $930 million, after a $565 million write-down in the carrying amount of Basell (Chemicals). This impairment followed the announcement in 2004 of a review of strategic alternatives regarding this joint venture. In 2003 a loss of $209 million for Chemicals included $478 million in asset restructuring and impairment charges. The improvement in earnings from 2003 was due to volume growth and higher margins.
The results discussed above include income from discontinued operations of $1,560 million in 2004, including gains on the disposal of such operations which are described in Note 4 of Part XIII of these Listing Particulars.

Capital investment(1) in 2004 was $14.9 billion compared with $14.3 billion in 2003. Gross proceeds from divestments were $7.6 billion and cashflow from operating activities was $25.6 billion, an increase of 18% from 2003. At the end of 2004, the debt total ratio(2) was 13.8% compared with 21.0% in 2003. Cash and cash equivalents were $8.5 billion compared with $2.0 billion in 2003.
It is expected that at least $10 billion, subject to exchange rates, will be returned to shareholders in dividends in 2005. The share buyback programme was relaunched on February 3, 2005.
In view of the inappropriate overstatement of unaudited proved reserves information, it was decided to restate the Financial Statements of the Group, and each of the Parent Companies, for prior periods (the Financial Restatements) to reflect the impact of the Reserves Restatements on those Financial Statements (as announced on April 19, 2004 and February 3, 2005).
See paragraph 1 of this Part VIII regarding “Investigation and report to the Group Audit Committee; management changes” for additional detail regarding the Group Audit Committee’s investigation arising out of the Reserves Restatements.
All Group financial information contained in this section is presented in accordance with accounting principles generally accepted in the United States. The restatements described above are reflected in prior period information where applicable.
2003 compared to 2002
The Group’s net income for 2003 was $12,313 million, 28% higher than in 2002. These earnings reflected higher realised prices in Exploration & Production and higher earnings in Gas & Power. A stronger business environment in Oil Products and the delivery of operational performance improvements in all businesses also had a positive impact on the results.
Exploration & Production earnings were 33% higher than 2002 at $8,923 million. Total hydrocarbon production(3) fell by 1% to 3.9 million barrels of oil equivalent (boe) per day. Oil and oil sands production increased by 1% while gas production fell by 5%. Hydrocarbon prices were generally higher in 2003 compared with 2002 (Brent crude prices averaged $28.85 a barrel compared with $25.05 in 2002) as a result of the conflict in Iraq, OPEC behaviour, lower inventories worldwide and cold weather in Europe and North America. The Group’s total proved reserves at the end of 2003 were 12,979 billion barrels of oil equivalent.
Earnings in Gas & Power were at a record level at $2,289 million, benefiting from the sale of the Group’s shareholding in Ruhrgas, higher prices and record LNG volumes.
An improved business environment and higher refining and marketing margins in all regions helped Oil Products earnings to increase by 9% to $2,860 million.
Business conditions remained difficult in Chemicals which showed a loss of $209 million. These results reflected asset impairment and restructuring charges totaling $478 million.
Total capital investment(1) was $14.3 billion, compared with $14.2 billion (excluding major acquisitions) in 2002. Proceeds from asset disposals in 2003 were $4.5 billion; this generated $2.0 billion of after-tax income, all of which was offset by net charges for impairment, restructuring and various other items including tax credits, resulting in a net charge of $104 million. At the end of the year the debt ratio(2) was 21.0%. Cash and cash equivalents amounted to $2.0 billion.

(1)	Capital investment is capital expenditure, exploration expense and investments in associated companies.

(2)	The total debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests, plus short-term and long-term debt.

(3)	Includes oil sands.

3.     Exploration and Production
Earnings (US GAAP)

	$ million
		2003	2002
	2004	As restated(a)	As restated(a)
Net proceeds (including inter-segment sales)	39,644	32,468	26,320
Purchases (including change in inventories)	(2,658)	(1,535)	(1,050)
Exploration	(1,823)	(1,475)	(1,052)
Depreciation	(7,457)	(7,316)	(5,556)
Operating expenses	(9,320)	(7,174)	(6,686)

Operating profit of Group companies	18,386	14,968	11,976
Group share of operating profit of associated companies	2,438	1,857	1,316

Operating profit	20,824	16,825	13,292
Other income/(expense)	166	72	73
Taxation	(12,033)	(8,307)	(6,724)

Income from continuing operations	8,957	8,590	6,641
Income from discontinued operations, net of tax	358	78	85
Cumulative effect of a change in accounting principle	—	255	—

Segment earnings	9,315	8,923	6,726

(a)	See Note 2 of Part XIII of these Listing Particulars.
2004 compared to 2003
Earnings
Segment earnings in 2004 were $9,315 million, 4% higher than in 2003. The benefits of higher oil and gas prices were partly offset by lower hydrocarbon production, higher costs and depreciation, and an increase in the overall effective tax rate.
Earnings included divestment gains of $740 million, of which $330 million relates to divestment gains from discontinued operations and relates to divestments of operations in Angola, Bangladesh, Egypt and Thailand. The balance of the $740 million relates to divestment gains in countries where there is continued investment in operations and which do not qualify as discontinued operations under US GAAP.
Compared with 2003, costs and depreciation were higher mainly as a result of exchange rates movements and higher activity in our growth areas. The increase in the effective tax rate was mainly driven by the impact of higher hydrocarbon prices, an increase in the tax burden in Denmark and lower tax credits than in 2003.
Write-offs of exploration properties, rights and concessions in 2004 of some $300 million due to unsuccessful drilling were in line with similar write-offs in 2003. Earnings in 2003 included a credit of $255 million resulting from a change in accounting for asset retirement obligations.
Prices
Oil prices increased significantly in 2004 with Brent crude prices averaging $38.30 a barrel in 2004 compared with $28.85 in 2003, while West Texas Intermediate averaged $41.50 a barrel compared with $31.05 in 2003. These increases reflected strong US and Chinese demand; geopolitical uncertainty in a number of producer countries; falling spare OPEC crude production capacity and the effect on oil stocks of the hurricanes in the Gulf of Mexico.
The Group’s overall realised oil prices were $35.61 a barrel up from $27.50 in 2003. In the USA realised oil prices averaged $36.15 a barrel compared with $27.24 a year earlier and outside the USA, realised prices averaged $35.53 compared with $27.54 in 2003. Realised oil prices differ from published crude oil prices because the quality, and therefore price, of actual crude oil produced differs from the quoted blends. In general, the Group produces crude oil of a lower quality than the quoted blends. The Group’s overall realised gas prices averaged $3.59 per thousand standard cubic foot compared with $3.30 in 2003.

Production

Total underlying hydrocarbon production (including oil sands) was 3% lower in 2004 than in 2003, at 3,772 thousand boe per day.(5) Production was affected by divestments of 76,000 boe per day, the impact of higher prices on our entitlements from production sharing contracts (PSCs), and hurricanes in the Gulf of Mexico. Excluding these effects, production was unchanged from 2003.
Oil production was 5% lower in 2004 than in 2003, mainly due to field declines in the USA, Norway and Oman, as well as lower production from fields in the UK. Production was also affected by lower entitlements from PSC operations as a result of higher oil prices.
Natural gas production was approximately the same as in 2003. Additional production from new fields, as well as high demand towards the end of the year, were offset by field declines in the USA and the UK, the effect of divestments, Gulf of Mexico hurricanes and lower entitlements from PSCs.
Various new fields started production during the year, including Jintan and Serai in Sarawak, Malaysia and Goldeneye, Scoter and Howe in the UK. In the Gulf of Mexico, production began at the Holstein, Llano and Glider fields. Oil production from the West Salym field in Russia also began, a year earlier than planned.
A number of fields increased production over the year. These included the Bijupirá-Salema field in Brazil, the Na Kika and Habanero fields in the USA, the EA field in Nigeria and the Athabasca Oil Sands Project in Canada. These increases, along with production from new fields, added 221 thousand boe per day of production.
Capital investment and portfolio actions
Capital investment in 2004 of $8.8 billion (excluding the contribution of our minority partners in Sakhalin) in 2004 was similar to 2003 and included exploration expense of $1.1 billion.
The final investment decision was taken for the Kashagan project in Kazakhstan (Group interest 16.7%) which is targeted to start production in 2008. The development of the Pohokura gas field in New Zealand (Group interest 48%) was agreed and the field is expected to produce its first gas in 2006. Planning permission was granted for the terminal that will receive gas from the offshore Corrib development in Ireland (Group interest 45%).
In Oman agreements were signed with the government to extend the terms of Petroleum Development Oman’s (PDO) concession for 40 years, until 2044. PDO (Group interest 34%) produces from 100 fields in the concession area. A Heads of Agreement was signed with the Libyan National Oil Company to establish a long-term strategic partnership that could open up opportunities to develop Libya’s gas and LNG business.
Plans were announced to increase bitumen production at the Athabasca Oil Sands Project (Group interest 47%) from 155,000 barrels a day capacity now to between 270,000 and 290,000 barrels a day by 2010. This will involve work to expand the Muskeg River mine and to add a third hydro-conversion unit to the Scotford Upgrader. The cost of these projects is expected to be about $4 billion and, subject to regulatory approval, work is expected to start in 2006.
In 2004, good progress was made on the Sakhalin project in eastern Russia. The main concrete construction work of the base substructure for the Lunskoye offshore gas production platform was completed. This massive project targets start-up by end 2007 but there are significant cost pressures in what is one of the largest single foreign investment projects in Russia.
Divestments included the sale of upstream assets in Angola, Thailand, Bangladesh, Egypt and the UK. In addition, an agreement was reached to sell the Schooner and Ketch fields in the UK.

(5)	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Exploration
During 2004, we participated in 31 successful exploration wells. These included discoveries in Nigeria, Malaysia, Oman, the USA, the UK, the Netherlands, Brunei, Gabon, Egypt, Russia and Canada. All discoveries will now be appraised in order to establish the precise extent of the reserves they contain. Overall volumes found were less than in recent years, although the success rate continued to be good.
The Group made significant additions to its overall acreage positions with new exploration licences in the UK, Brazil, the Gulf of Mexico and Norway and additional oil sands acreage was acquired in Canada.
Reserves
As described under “Reserves Restatements and Financial Restatements” above, the 2004 Form 20-F of Royal Dutch and Shell Transport gives effect to a restatement of proved oil and gas reserves. See also paragraph 2 of Part IX of these Listing Particulars.
During 2004, a total of 212 million boe was added to proved developed and undeveloped reserves by Group companies (a reduction of 151 million barrels of oil and natural gas liquids and an increase of 2,108 thousand million standard cubic feet of natural gas), including 417 million boe from organic activities (which includes all activities other than purchases and sales of minerals in place). The net addition to proved developed and undeveloped reserves(1) consisted of reductions of 218 million boe from revisions and 205 million boe from acquisitions and divestments and additions of 15 million boe from improved recovery and 620 million boe from extensions and discoveries. There was a net addition of 774 million boe to proved developed reserves and a net reduction of 562 million boe to proved undeveloped reserves. During the same period, the Group share of proved developed and undeveloped reserve additions by associated companies was 39 million boe (20 million barrels of oil and natural gas liquids and 108 thousand million standard cubic feet of natural gas). The Group share of net additions to proved developed and undeveloped reserves by associated companies consisted of a reduction of 10 million boe from acquisitions and divestments and additions of 2 million boe from revisions, 46 million boe from improved recovery and 1 million boe from extensions and discoveries. There was a net addition of 33 million boe to proved developed reserves and a net addition of 6 million boe to proved undeveloped reserves. The most significant 2004 additions arose from new sales agreements covering gas volumes to be produced from the Sakhalin development in Russia, a concession extension in Oman and taking the final investment decision for the Kashagan field in Kazakhstan. The high level of year-end prices adversely affected proved reserve entitlements that are determined on the basis of production sharing arrangements, and the ability to book proved reserves associated with a heavy oil project in Canada (Peace River). The gas volumes booked for the Sakhalin project following new sales agreements will be produced after the start of gas production from the Lunskoye field in Sakhalin, currently targeted in 2007. The oil volumes booked in the Kashagan field will be produced following field start-up targeted in 2008. The volumes booked following the concession extension are expected to be produced after 2012. The rest of the reserves additions during 2004 are expected to be produced over time as development activities continue and/or production facilities are expanded or upgraded. The most significant movement from proved undeveloped to proved developed reserves is the result of installing compression facilities in the Groningen field, The Netherlands.
At December 31, 2004, after taking account of Group companies’ 2004 net additions to proved developed and undeveloped reserves of 212 million boe and production of 1,222 million boe, total proved reserves for Group companies of 10,231 million boe was 12% lower than at December 31, 2003. At the same date, after taking into account the Group’s share of associated companies’ net additions of 39 million boe and production of 126 million boe, the Group’s share of total proved developed and undeveloped reserves of associated companies of 1,652 million boe was 22% higher than December 31, 2003.
For the three years ended December 31, 2004, Group companies had net additions to proved reserves of 1,838 million boe and total production of 3,812 million boe, which resulted in a 19% decline in total proved reserves from December 31, 2001 to December 31, 2004. For the same period, the Group’s

(1)	For purposes of this section, net additions are calculated before production.

share of net additions to proved reserves by associated companies was 475 million boe and the Group’s share of production by these companies was 390 million boe, which resulted in a 40% increase in the Group’s share of proved reserves of associated companies. These changes in proved reserves include the effect of transferring a company in the Middle East from Group to associated company status as at December 31, 2004.

As at December 31, 2004, the Group’s proved developed and undeveloped reserves (excluding proved reserves of associated companies) were equivalent to 8.4 years of production (based on 2004 production).
The rate at which the Group (and associated companies) are developing proved reserves over a particular period may not necessarily be indicative of the rate at which hydrocarbon resources are being discovered for a number of reasons, including the technical nature of the definition of proved reserves and the differing time periods needed to develop proved reserves in different regions and under differing geologic, economic and regulatory conditions. However, the current level of reserves replacement by the Group and associated companies is clearly a concern and reflects the exploration strategy in the late 1990s and the Group’s relatively low investment in the post 1998 period. Exploration has since been refocused and investment levels have increased. The Group considers it vital to improve reserves replacement in the coming years.
Outlook and strategy
Oil prices averaged about $10 a barrel higher in 2004 than in 2003. The high prices reflected high growth in global oil demand, most significantly from China and the USA. Upward pressure on prices also came from geopolitical tensions in the world, and the disruption to production caused by hurricanes in the Gulf of Mexico during the autumn and subsequent decline in the level of oil stocks in the USA.
We believe that crude prices in 2005 will be influenced by the pace of Iraqi oil export recovery, OPEC supply policy, the rate of global economic expansion, particularly in the USA and China, and the severity of the northern hemisphere winter.
Natural gas prices in the USA will be affected by weather conditions and the rate of economic growth. Prices in other markets are expected to remain linked to oil prices.
We believe that growing global energy demand and the increased upstream investment required to meet that demand means that oil prices have shifted to a higher level for the medium term.
Crude oil price conditions are evaluated based on careful assessment of short, medium and long-term drivers of oil and gas prices under different sets of assumptions, yielding a range of prices to be used in evaluation. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, supply and demand. Sensitivity analyses are used to test the impact of low price drivers (economic weakness, rapid resumption of Iraqi production, greater than expected increase in non-OPEC production) and high price drivers (greater than expected economic growth, slower than expected resumption of Iraqi production). Short-term events (such as relatively warm winters or cool summers and the resulting effects on demand and inventory levels) contribute to volatility.
The Group strategy is focused on improving our basic underlying strengths in operational performance and project delivery, and replenishing our portfolio. The Group will work towards this by adding new acreage, pursuing an aggressive exploration programme, investing in organic growth, opening up new positions and making selective focused acquisitions.
The strategy seeks to position the Group in four strategic areas: existing oil; new material oil; integrated gas and unconventional oil. To deliver this strategy, capital investment in Exploration & Production will be increased to some $10 billion a year (excluding investment by our minority partners in Sakhalin).
The Group will seek to sustain long-term production from existing assets where the Group has significant positions and can benefit from higher prices (such as in the USA and the UK). Investments in new material oil projects such as Kashagan in Kazakhstan and offshore Nigeria also form a key part of the Group’s strategy.

The Group believes that natural gas demand will continue to grow at a faster rate than oil demand, therefore the Group will look for more integrated gas positions to take advantage of this growth, extending its leadership position in LNG, including equity capacity, and securing emerging opportunities in Gas to Liquids production. The Group’s major presence across the value chain from exploration to the production and supply of natural gas enables the Group to maximise the value from projects such as Sakhalin. The Group intends to build on its existing strength in unconventional oil technology and the success of the Athabasca Oil Sands Project, and look for more of these opportunities.
The Group will continue to focus on reducing costs through improving management of the supply chain, and standardising processes globally. Ensuring improved and consistent project delivery is a key priority. The Group will be providing additional resources in Exploration & Production through redeployment and external recruitment.
The Group’s production forecast for 2005 to 2006 remains in the range of 3.5 to 3.8 million boe a day. After that the Group expects production to grow and reach between 3.8 and 4.0 million boe a day by 2009. The Group’s longer term production aspiration is some 4.5 to 5.0 million boe a day by 2014.
Divestments will be made in areas where the Group sees little growth potential or strategic fit. The Group expects to deliver around $5 billion of upstream divestments and swaps between 2004 and 2006. Following the successful divestments of 2004, more emphasis will be given to swaps. Focused acquisitions will be considered, especially those which provide price and exploration upside, which fit the strategic themes the Group targets and where the Group can see clear scope for long term value growth.
2003 compared to 2002
Earnings
Segment earnings for 2003 were $8,923 million, 33% higher than in 2002. This reflected higher hydrocarbon prices and divestment gains of $420 million, mainly in the USA. These were partially offset by a 1% decrease in hydrocarbon production(6), asset impairments, exploration property write-offs and higher costs. Earnings included $78 million of net income from operations discontinued in 2004.
Hydrocarbon prices were generally higher in 2003 compared with 2002, as a result of the conflict in Iraq, OPEC behaviour, lower inventories worldwide and cold weather in Europe and North America. In 2003, the Group’s realised oil prices for the world outside the USA averaged $27.54 a barrel compared with $23.68 in 2002, while US realised oil prices averaged $27.24 a barrel compared with $22.72 in 2002. US realised gas prices averaged $5.61 per thousand standard cubic feet in 2003 compared with $3.31 in 2002. Outside the USA, realised gas prices averaged $2.71 per thousand standard cubic feet in 2003, representing a 26% increase from the 2002 price of $2.15 per thousand standard cubic feet. Overall, levels of realised crude oil and gas prices in 2003 increased segment earnings (after taxes) by approximately $3.5 billion compared to 2002.
Partially offsetting the favourable impact of hydrocarbon prices on earnings was a decline of 1% in hydrocarbon production to 3.9 million barrels of oil equivalent per day (boe/d)(7).
Oil production, (excluding oil sands production) decreased by 1% to 2.3 million boe/d, mainly as a result of field declines in the USA and North Sea, operational performance problems in the UK, various divestments, lower entitlements in PSC countries relating to higher oil prices and the shutdown of operations in Nigeria’s northern swamps. The shutdown in Nigeria was during disturbances between rival groups which lasted most of the year and operations were able to resume in late 2003. Operational performance problems in the UK were at the Shearwater platform and the Brent Field. Shearwater was shut down between March and June as a result of a well failure. Production ceased from the whole of the Brent Field in September following an accident on Brent Bravo. The Brent Delta restart was a few days after. Brent Bravo recommenced production on November 11 followed by Brent Alpha two days later. Brent Charlie remained shut for further repair and maintenance work into the first part of 2004.

(6)	Includes oil sands.

(7)	For this purpose, the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

The decrease in oil production was partly offset by production from several new fields, mainly in Nigeria (EA), Brazil (Bijupirá-Salema), the UK and the USA; higher OPEC quotas (Nigeria and Abu Dhabi); and an additional quarter of production from ex-Enterprise Oil assets.
Natural gas production decreased by 5% to 1.5 million boe/d as a result of field declines in the USA, various divestments and lower entitlements due to the effect of higher gas prices in PSC countries. In addition there was a reduction in economic entitlement to gas production from certain properties in the Middle East. These were partly offset by higher production for LNG, higher demand due to colder weather in northwest Europe and new fields in Pakistan and the USA.
During 2003, production of synthetic crude oil commenced from the Athabasca Oil Sands Project, which added 46,000 boe/d to overall hydrocarbon production, with 78,000 boe/d in the fourth quarter.
The cost of production start-up in new growth areas, mainly the oil sands in Canada, and restructuring costs related to the implementation of a new global business operating model adopted at the end of the year, led to higher operating expenses in 2003. Costs were also negatively impacted by the decline of the US dollar against the euro, sterling and other currencies.
Results in 2003 reflected asset impairments of $508 million, mainly in the UK and South America (primarily as a result of lower production outlooks for these areas) and the write-off of various exploration properties of some $300 million, primarily in Ireland and Brazil. In both of these countries, new information from 2003 exploratory work confirmed lower than expected volume projections.
Capital investment and portfolio actions
Capital investment of $9.3 billion was $4.8 billion lower than in 2002. Investment in 2002 was higher mainly due to the acquisition of Enterprise Oil, amounting to $5.3 billion. Excluding that acquisition, capital investment in 2003 was 5% higher than in 2002.
The largest proportion of investment in 2003 was made in maintaining and developing the heartlands. These are areas where we already have a strong presence and where we saw ongoing opportunities for growth. They include North America, northwest Europe, Nigeria, Oman, Malaysia, Brunei and Australia. Developments included the new EA field in Nigeria, which came on stream in 2003, and two major agreements in the North Sea to bring Norwegian gas to the UK.
2003 also saw the development of a number of significant projects which are expected to deliver long-term value to the Group. The Athabasca Oil Sands Project achieved fully-integrated operations in 2003, which marked a key step in developing unconventional resources. The project continued to increase production throughout the year and when operating at full capacity, is expected to add some 4% to our global oil production. Agreement was reached to create the first world-scale Gas to Liquids plant in Qatar, establishing a presence in a new market. The Group’s leading position in LNG was maintained through a range of investments in Nigeria, Oman, Malaysia and Australia, as well as a commitment to the Sakhalin II project in the far east of Russia. Investment in deepwater projects continued, with key projects in the Na Kika field in the Gulf of Mexico, Bonga in Nigeria and Bijupirá-Salema in Brazil. An additional commitment was made in Russia with the $1 billion project (Group interest 50%) to develop the Salym field in western Siberia.
Licence extensions were secured in Denmark, Brunei and Malaysia during the year, confirming our long-term commitment to these areas. In Saudi Arabia we signed an agreement to lead a group of companies to explore for natural gas in the South Rub Al Khali (Empty Quarter). The exploration work programme will start in the short term, and if successful, will be followed by investments that take into account the size of the commercial discovery.
We continued to achieve exploration and appraisal successes in the Gulf of Mexico, although the overall track record there continues to be mixed. Further significant new discoveries were made in Nigeria, Malaysia and Angola. A final investment decision was taken for the Kashagan project in Kazakhstan in the first quarter of 2004.
During 2003 we sold mature Exploration & Production assets in the USA (Michigan and the Gulf of Mexico shallow water). In the UK, a number of assets from the former Enterprise Oil portfolio were sold. In 2003, the total production impact of these divestments was about 21,000 boe/d on an annual basis.

Overall proceeds (after-tax) of total divestments amounted to some $1 billion. During the first quarter of 2004 the divestments of the upstream assets in Thailand and various UK upstream assets were completed. In April 2004, an agreement was reached for the sale of the Group’s 50% interest in offshore Block 18 in Angola. Divestments of non-strategic assets are expected to continue as a means of improving returns on the portfolio.
Reserves
During 2003, a total of 610 million boe was added to proved developed and undeveloped reserves by Group companies (a reduction of 10 million barrels of oil and natural gas liquids and an addition of 3,595 thousand million standard cubic feet of natural gas), including 761 million boe from organic activities (which includes all activities other than purchases and sales of minerals in place). During the same period, the Group share of proved developed and undeveloped reserve additions by associated companies was 58 million boe (35 million barrels of oil and natural gas liquids and 128 thousand million standard cubic feet of natural gas). The most significant 2003 additions arose from new sales agreements covering gas volumes to be produced from the Sakhalin development in Russia, the taking of the final investment decision for additional LNG trains in SPDC, Nigeria, the taking of the final investment decision for the Bonga field in Nigeria and the Ormen Lange Field in Norway and a concession extension in Denmark. The gas volumes booked for the Sakhalin project following new sales agreements will be produced following the start of gas production from the Lunskoye field in Sakhalin, currently expected in 2007. The gas volumes booked for additional LNG in SPDC, Nigeria will be produced following the start of the LNG facilities, currently expected in 2005-2007. The oil volumes booked in the Bonga field will be produced following field start-up in 2005 and in the Ormen Lange field will be produced following field start-up in 2008. The volumes booked following the concession extension are expected to be produced after 2012. The rest of the reserves additions during 2003 are expected to be produced over time as development activities continue and/ or production facilities are expanded or upgraded. The most significant movements from proved undeveloped to proved developed reserves are the result of installing compression facilities in the Groningen field, the Netherlands and the start-up of production from the EA project in Nigeria.
During 2003, net additions to proved developed and undeveloped reserves by Group companies(1) totalled 610 million boe (a reduction of 10 million barrels of oil and natural gas liquids and an addition of 3,595 thousand million standard cubic feet of natural gas). The net addition consisted of reductions of 548 million boe from revisions and 151 million boe from acquisitions and divestments and additions of 132 million boe from improved recovery, 1,177 million boe from extensions and discoveries. There was a net addition of 863 million boe to proved developed reserves and a net reduction of 253 million boe to proved undeveloped reserves.
During the same period, the Group’s share of net additions to proved reserves by associated companies was 58 million boe (35 million barrels of oil and natural gas liquids and 128 thousand million standard cubic feet of natural gas). The net addition consisted of a reduction of 117 million boe from acquisitions and divestments and additions of 63 million boe from revisions, 15 million boe from improved recovery and 97 million boe from extensions and discoveries. There was a net addition of 144 million boe to proved developed reserves and a net reduction of 86 million boe to proved undeveloped reserves.
At December 31, 2003, after taking account of Group companies’ 2003 net additions to proved developed and undeveloped reserves of 610 million boe and production of 1,277 million boe, total proved reserves for Group companies of 11,625 million boe was 5% lower than at December 31, 2002. At the same date, after taking into account the Group’s share of associated companies’ net additions of 58 million boe and production of 131 million boe, the Group’s share of total proved developed and undeveloped reserves of associated companies of 1,355 million boe was 5% lower than December 31, 2002.
For the three years ended December 31, 2003, Group companies had net additions to proved reserves of 3,000 million boe and total production of 3,817 million boe, which resulted in a 7% decline in total proved reserves from December 31, 2000 to December 31, 2003. For the same period, the Group’s

(1)	For purposes of this section, net additions are calculated before production.

share of net additions to proved reserves by associated companies was 328 million boe and the Group’s shares of production by these companies was 404 million boe, which resulted in a 5% decline in the Group’s share of proved reserves of associated companies.
As at December 31, 2003, the Group’s proved developed and undeveloped reserves (excluding proved reserves of associated companies) were equivalent to 9.1 years of production.
During 2002, a total of 1,016 million boe was added to proved developed and undeveloped reserves by Group companies (950 million barrels of oil and natural gas liquids and 384 thousand million standard cubic feet of natural gas), including 450 million boe from organic activities (which includes all activities other than purchases and sales of minerals in place). During the same period, the Group share of proved developed and undeveloped reserve additions by associated companies was 379 million boe (287 million barrels of oil and natural gas liquids and 534 thousand million standard cubic feet of natural gas). The most significant 2002 organic addition arose from taking the final investment decision for Plutonia, Angola. This field was subsequently divested in 2004. In addition, reserves additions were made in the UK, Norway, Italy, Brazil and Russia as a result of the purchase of Enterprise Oil in the UK. The Russian assets were subsequently divested in 2003. Production of the ex-Enterprise Oil assets in Brazil commenced during 2003. The rest of the reserves additions during 2002 are expected to be produced over time as development activities continue and/ or production facilities are expanded or upgraded.
During 2002, net additions to proved developed and undeveloped reserves by Group companies (calculated before production) totalled 1,016 million boe (an addition of 950 million barrels of oil and natural gas liquids and 384 thousand million standard cubic feet of natural gas). The net addition consisted of reductions of 8 million boe from revisions and additions of 147 million boe from improved recovery, 311 million boe from extensions and discoveries and 566 million boe from acquisitions and divestments. There was a net addition of 1,194 million boe to proved developed reserves and a net reduction of 178 million boe to proved undeveloped reserves.
During the same period, the Group’s share of net additions to proved reserves by associated companies was 379 million boe (287 million barrels of oil and natural gas liquids and 534 thousand million standard cubic feet of natural gas). The net addition consisted of 197 million boe from revisions, 5 million boe from improved recovery, 57 million boe from extensions and discoveries and 120 million boe from acquisitions and divestments. There was a net addition of 185 million boe to proved developed reserves and a net addition of 194 million boe to proved undeveloped reserves.
At December 31, 2002, after taking account of Group companies’ 2002 net additions to proved developed and undeveloped reserves of 1016 million boe and production of 1,312 million boe, total proved reserves for Group companies of 12,292 million boe was 2% lower than at December 31, 2001. At the same date, after taking into account the Group’s share of associated companies’ net additions of 379 million boe and production of 133 million boe, the Group’s share of total proved developed and undeveloped reserves of associated companies of 1,428 million boe was 21% higher than December 31, 2001.
For the three years ended December 31, 2002, Group companies had net additions to proved reserves of 3035 million boe and total production of 3,733 million boe, which resulted in a 5% decline in total proved reserves from December 31, 1999 to December 31, 2002. For the same period, the Group’s share of net additions to proved reserves by associated companies was 174 million boe and the Group’s shares of production by these companies was 418 million boe, which resulted in a 15% decline in the Group’s share of proved reserves of associated companies.
As at December 31, 2002, the Group’s proved developed and undeveloped reserves (excluding proved reserves of associated companies) were equivalent to 9.4 years of production.

4.     Gas & Power
Earnings (US GAAP)

		$ million
		2003	2002
	2004	As reclassified(a)	As reclassified(a)
Net proceeds (including inter-segment sales)	10,814	8,227	4,874
Purchases (including change in inventories)	(8,700)	(6,460)	(3,754)
Depreciation	(263)	(116)	(116)
Operating expenses	(1,520)	(1,141)	(915)

Operating profit of Group companies	331	510	89
Group share of operating profit of associated companies	1,384	871	729

Operating profit	1,715	1,381	818
Other income/(expense)	783	1,343	124
Taxation	(429)	(454)	(195)

Income from continuing operations	2,069	2,270	747
Income from discontinued operations, net of tax	86	19	27

Segment earnings	2,155	2,289	774

(a)	See Note 2 of Part XIII of these Listing Particulars.
2004 compared to 2003
Earnings
Segment earnings in 2004 were $2,155 million, 6% lower than in 2003. Earnings in 2003 included gains of $1,120 million mainly related to divestments (Ruhrgas) whereas divestment gains in 2004 were $772 million. Earnings in 2004 reflected a 9% increase in LNG volumes resulting from strong Asia Pacific demand, Malaysia Tiga volume ramp-up, North West Shelf Train 4 start-up, the impact of full year operations of Nigeria LNG Train 3, and an 8% increase in LNG prices. Gas to Liquids (GTL) income was also higher as a result of increased asset utilisation and margins from our Bintulu plant in Malaysia. Marketing and trading income was lower. Depreciation and operating expenses were higher, due to increased volumes and also due to the capitalisation of tolling arrangements on September 30, 2003. Compared to 2003, taxation charges were lower, mainly as a result of a higher proportion of earnings being subject to lower tax rates.
Total LNG sales volume (Group share) for the year increased by 9% to a record 10.15 million tonnes. This increase reflected the start of production from the fourth train in the North West Shelf Venture in Australia (Group interest 22%), increased production from the Malaysia Tiga project (Group interest 15%) and the effect of a full year’s production from the third train of Nigeria LNG (Group interest 26%).
Capital investment and portfolio actions
Capital investment in 2004 including loans to associated companies was $1,633 million, up 8% from $1,511 million in 2003.
The final investment decision was taken on Nigeria LNG Train 6 (Group interest 26%) which is expected to start production in 2007 with a capacity of 4mtpa of LNG and 1mtpa of natural gas liquids. This will give Nigeria LNG a total capacity of 22mtpa of LNG and 5mtpa of natural gas liquids.
In Australia, train 4 of the North West Shelf Venture started production, giving the venture a capacity of 12mtpa of LNG and 5mtpa of natural gas liquids.
Progress was made in LNG marketing during 2004. New long-term contracts were signed for the Australian North West Shelf Venture to supply 0.6mtpa of LNG to the Chubu Electric Company of Japan and 0.5mtpa to the Kansai Electric Power Company from 2009. An agreement was also reached to supply 3.5mtpa for 25 years to China’s first LNG terminal in Guangdong. The Malaysia Tiga LNG project signed an agreement to supply 2.8mtpa to Kogas in Korea between 2005 and 2008.
Sakhalin Energy (Group interest 55%) finalised a number of agreements to supply LNG from the Sakhalin II project. A total of 5mtpa has now been sold under long-term contracts, including contracts to supply Japanese customers: Toho Gas (up to 0.3mtpa for 20 years); Tokyo Electric (1.5mtpa over 22 years); and Kyushu Electric Power Company (0.5mtpa over 20 years). In a pioneering agreement Shell Eastern Trading Ltd agreed to buy 37 million tonnes of LNG from Sakhalin over a 20 year period to supply a new import terminal in Baja California, Mexico. This will be the first time that Russian natural gas will be sold into the North American market.
Shell signed an agreement for 50% of the capacity of a new LNG import terminal in Baja California, Mexico. The terminal is designed to have a capacity of 7.5mtpa and is expected to be operational from 2008. The capacity will be used to supply LNG from Sakhalin and other Shell projects to the Mexican and US natural gas markets. Shell also leads a joint venture (Group interest 50%) that is building a 3.3mtpa LNG import terminal on Mexico’s east coast at Altamira (Group capacity 75%).
Another Shell joint venture announced plans to develop a 7.5mtpa offshore LNG import terminal in the Long Island Sound in the USA (Group capacity 100%). If regulatory approval is given, the terminal, called Broadwater Energy, could start operation in 2010. Permits for the Gulf Landing offshore LNG import terminal in the Gulf of Mexico were received in early 2005 and the Hazira terminal in India is on target to receive its first cargo in 2005.
Shell also acquired an 11% indirect interest in the Qalhat LNG project in Oman with a total capacity of 3.3mtpa. First deliveries are expected in 2006.
An integrated development and production sharing agreement was signed between Shell and Qatar Petroleum to develop the Pearl GTL plant at Ras Laffan in Qatar, for which a final investment decision is expected to be taken in 2006. When fully operational, the plant will have the capacity to produce 140,000 barrels per day of GTL products including transport fuels. The fuels can be used in conventional diesel engines and produce very low emissions and therefore have the potential to reduce pollution in major cities. A number of GTL Fuel trials were carried out in London, California and Shanghai.
We sold a number of our assets in 2004 with a net divestment gain of $772 million, including interests in Distrigas SA and Fluxys SA in Belgium, Verbundnetz Gas and Avalon AG in Germany and, in the USA, Tenaska Gateway Partners Ltd, part of our holding in Enterprise Products Partners L.P., and the majority of our gas transmission business in the Gulf of Mexico. InterGen (Group interest 68%) reduced its interests in a number of power plants across the world. In November 2004, we announced a Heads of Agreement for restructuring the ownership in Nederlandse Gasunie, under which the Group’s interest in Gasunie’s gas transportation business will be transferred to the Dutch state. On completion of this transaction, expected in mid-2005 pending government approval, the Dutch state will make a total net payment of €2.78 billion (Group share 50%).
Outlook and strategy
Demand for natural gas is expected to grow at a faster rate than that for oil in the medium term. There is likely to be particularly strong growth in global LNG demand which we expect to more than double over the next decade. The Group expects growth will be seen both in the traditional European and Asian markets as well as from new markets in the USA, China and India. The overall natural gas business environment is likely to continue to become increasingly competitive. Continued focus on major project management and maintaining operational efficiency will be important in order to deliver low cost and reliable supplies to our customers.
Gas & Power’s strategy is to maintain its leadership position in the industry by accessing and creating value from new natural gas resources. Over the past five years Shell associate projects have delivered eight new LNG trains overall under budget and on schedule. The Group has delivered an average of 13% growth per annum in the LNG volumes sold from 1999 to 2004.
The Group intends to invest selectively in power generation assets that help it deliver value from Shell gas positions. The Group expects that its investment in Gas to Liquids (GTL) will open up new markets for natural gas and the planned Pearl GTL project in Qatar has the potential to deliver considerable value.

The Group’s investment decisions will be made in an integrated way that allows the Group to optimise its presence throughout the gas value chain. Examples of this approach include the Nigeria LNG plant expansions, partially enabled as a result of the Group’s success in gaining access to the key North American LNG market. The Sakhalin project similarly benefits from the Group’s ability to secure customers both in the traditional Asian markets and in North America through our Baja California terminal capacity.
The Group intends to increase capital investment in Gas & Power over the coming years. The Group expects its equity share of LNG capacity to increase by an average of 14% per year from 2003 through 2008. This increase is expected to come from projects already under construction including in Oman, Nigeria and Sakhalin. The Group also believes there will be significant potential for further growth from additional expansions and new facilities beyond this period.
2003 compared to 2002
Earnings
Segment earnings for 2003 were $2,289 million compared with $774 million in 2002. The 2003 earnings included a gain of $1,036 million from the divestment of the Group’s minority shareholding in Ruhrgas in Germany and related tax credits of $114 million. The increase in earnings reflected an 11% rise in LNG prices, as a result of the time-lagged effect of higher crude prices, and the delivery of record Group share LNG sales of 9.3 million tonnes. The increase in volumes of 3% versus 2002 was mainly a result of strong market demand and the build up of the third production train (liquefaction plant) in Nigeria LNG (Group interest 26%), offset by exit from the Malaysia LNG Satu company (Group interest 15%).
Marketing and trading results in North America improved due to a stronger trading performance than in 2002. Additionally, gains from a number of other asset sales and an accounting adjustment (to reverse mark to market accounting due to bringing tolling agreements on to the balance sheet) were partially offset by impairments of $315 million. These impairments related to the carrying amount of InterGen (an associated company, Group interest 68%) due to poor power market conditions, mainly in the US merchant power segment, and to the Cuiaba power assets in South America (Group interest 50%) in light of a reappraisal of the commercial outlook. Net proceeds and purchases were higher in 2003 compared with 2002 due to higher trading volumes and gas prices.
Capital investment and portfolio actions
Capital investment in 2003 was $1,511 million. This included $968 million on LNG projects in Russia, India, Australia, Mexico and the construction of LNG ships. Other main investments of $458 million were in US offshore pipelines and in InterGen associated with the completion of new power plants.
The agreement to develop the Sakhalin II project in Russia, and the commercial agreement for the Gas to Liquids (GTL) project in Qatar, were the key developments in the Gas & Power business during 2003.
A range of other developments during the year supported the continued growth in our LNG business. In North America, where industry-wide indigenous gas supplies are struggling to meet demand, there was a growing market for imported LNG. Access was gained to the East Coast gas market as a result of the reopening of the Cove Point LNG import terminal in Maryland, USA, where we have one-third of the capacity. In addition we won a tender to deliver gas through a receiving terminal at Altamira for the power market in Mexico; the Group interest in this project was reduced to 75% in the first quarter of 2004. The Group also announced a joint project (50% output contracted) which plans to construct an LNG receiving terminal at Baja California, Mexico to supply Mexico and the USA. The Group aims to supply this terminal with LNG from associate projects in Asia Pacific, including the Sakhalin II project and Gorgon (Group interest 29%) in Western Australia. The Group also announced plans to build a new offshore LNG import terminal in the Gulf of Mexico, which will have the capacity to deliver one billion cubic feet of natural gas per day into the US pipeline network.
The Group further strengthened its leadership position in LNG with growth in equity capacity, through expanding associate LNG facilities in Nigeria (Group interest 26%) and Malaysia (Group interest 15%). LNG sales contracts were signed by Malaysian LNG Tiga (Group interest 15%) to supply up to two million tonnes per year to Korea, and by Nigeria LNG to supply 3.6 million tonnes per year to the USA and Europe from trains 4 and 5. In support of growing LNG supply and trading activities, the Group took delivery of a further new LNG vessel, bringing the total number to five at the end of 2003 with a sixth vessel delivered in the first quarter of 2004. Following the end of the original 20-year joint venture agreement, Shell exited the Malaysia LNG Satu company. Shell continues to hold a 15% stake in each of Malaysia LNG Dua and Malaysia LNG Tiga. In Oman, Shell committed to participation in the new Qalhat LNG train under construction at the Oman LNG plant.
InterGen (an associated company, Group interest 68%) completed six further power plants in Australia, Mexico, Turkey and the USA and also announced dilution of its interests in projects in Australia, Turkey and the USA. Overall the total generating capacity at the end of 2003 was 10.5GW (InterGen net equity interest).
In Europe, restructuring of Group operations continued with the establishment of Shell Energy Europe, which is designed to grow the Group’s pan-European transport, marketing and trading gas business. The Group also sold its indirect interests in Ruhrgas, its direct interest in Thyssengas and interests in other gas transport companies in Germany.
5.     Oil Products
Earnings (US GAAP)

	$ million
		2003	2002
	2004	As reclassified(a)	As reclassified(a)
Net proceeds (including inter-segment sales)	218,930	162,491	135,761
Purchases (including change in inventories)	(192,802)	(142,432)	(118,446)

Gross margin	26,128	20,059	17,315
Depreciation	(3,056)	(2,717)	(2,262)
Operating expenses	(15,920)	(14,167)	(12,044)

Operating profit of Group companies	7,152	3,175	3,009
Group share of operating profit of associated companies	1,749	910	554

Operating profit	8,901	4,085	3,563
Other income/(expense)	71	(62)	(57)
Taxation	(2,691)	(1,202)	(1,021)

Income from continuing operations	6,281	2,821	2,485
Income from discontinued operations, net of tax	1,256	39	142

Segment earnings	7,537	2,860	2,627

(a)	See Note 2 of Part XIII of these Listing Particulars.
2004 compared to 2003
Earnings
Segment earnings were $7,537 million, an increase of 164% over 2003. Earnings from continuing operations were $6,281 million compared to $2,821 million in 2003 and reflected higher refining margins and increased trading earnings. Earnings from continuing operations included net gains of $157 million from portfolio actions and $403 million of charges related to the impairment of a number of refining and retail assets as well as various tax, legal, severance and environmental costs.
Earnings from discontinued operations in 2004 were $1,256 million. This included net gains of $881 million relating to divestments in Latin America, Europe, and the USA, in line with the Group’s strategy of increasing profitability through greater focus on core assets.
Gross margin (calculated as net proceeds minus purchases) increased by $6,069 million, primarily driven by strong refining margins in all regions. Marketing margins increased outside of the USA while within the USA margins declined. Higher refining margins were a result of exceptional demand for oil products in the USA and China, lower oil stocks in the USA and lower refinery availability in the Atlantic basin. The disruption caused to supplies by hurricanes in the Gulf of Mexico also affected prices during the autumn.

Operating expenses were $1,753 million higher in 2004, an increase of 12.4% over 2003. Approximately 90% of the increase in operating expenses was related to businesses outside the USA. Higher operating expenses were offset by strong margins. Operating expenses as a percentage of gross margin, decreased from 71% in 2003, to 61% in 2004. The weakening US dollar contributed 59% of the increase in operating expenses since a large percentage of Oil Products operating expense is incurred outside the USA. The remainder of the increase in operating expenses reflects higher costs associated with refinery maintenance activity, portfolio restructuring, pension funding and provisions for environmental and legal settlements. Increased divestment gains largely offset these higher operating cost.
There was increased income from associated companies of $839 million due to higher refining margins in all regions for the reasons described above.
Depreciation in 2004 increased by $339 million compared to 2003 primarily due to higher impairment provisions on certain refining and marketing assets. The impairment of the refining assets mainly reflects expected weak local market conditions and prices for the refineries product slates. The marketing assets are held for sale and were written down to expected net realisable value.
Potential risks to future earnings centre around the level of refining and marketing margins. Earnings will also be impacted by the level of refinery availability.
Capital investment and portfolio actions
Capital investment in 2004 was $2.5 billion compared with $2.4 billion in 2003. The main areas of investment were in manufacturing and retail and included spending on refinery maintenance and projects and investment to maintain and upgrade retail networks.
An agreement was reached with Sinopec to build a network of 500 service stations in Jiangsu province in China. The joint venture will provide an initial investment of about $200 million and expects the network to be operational within three years. Other developments in the Asian markets included the award of a licence to conduct downstream fuels business activities in Indonesia and the construction of Shell’s first retail station in India.
The rebranding of the retail network in USA and Europe continued. In the USA, more than 12,000 sites have either been rebranded from Texaco to Shell or upgraded to the new Shell image and style. Shell is the leading brand of gasoline in the USA, having a greater market share and higher volume of sales than any other brand.
Work continued to extend our presence in the premium fuels market including the launch of V-Power in the USA, which is now the best selling premium gasoline in the USA. A V-Power diesel blend, with a Gas to Liquids component, was successfully launched in Germany and the Netherlands.
In line with the Group’s strategy of restructuring its portfolio and focussing on selected markets, several divestments were made. The sale of the retail and commercial assets in Portugal and of the assets onshore in Spain were completed. In the first quarter of 2005 the Group completed the sale of the offshore assets in Spain. The Group will continue to operate in Spain through its LPG, Lubricants, Aviation and Marine business. A portion of the Group’s ownership of Showa Shell in Japan was sold, reducing the Group’s interest from 50% to approximately 40%. The sale of the Group’s interest in the Rayong refinery in Thailand was completed. The Delaware City refinery and the Great Plains and Midwest product pipelines in the USA were sold. The Group announced that it was considering options for the LPG business including the possibility of a sale.
Outlook and strategy
The Group expects refining margins in 2005 to be influenced strongly by the pace of global economic expansion, particularly in China and the USA, the impact of high oil prices on product demand and the degree of severity of the northern hemisphere winter. Marketing margins will continue to be influenced by oil price volatility and exchange rates and will be subject to intense competition.
A key element in the strategy is the creation of one downstream organisation that integrates the Oil Products and Chemicals businesses. The Group believes this will help to optimise our refining and chemicals facilities, standardise its processes and improve services to customers. At the same time, work will continue over the next two years to sell or improve underperforming assets. This will be underpinned by a focus on improving operational performance and delivering cost reductions.
The Group intends to continue to improve its delivery to customers through more streamlined business processes for ordering, pricing and payment. The Group will also look to build on the success of differentiated fuels. These fuels have been an important driver of value in the business, with differentiated fuels, such as V-Power, now available in more than 40 markets around the world.
The Group believes the downstream integration will provide a platform for future growth in selected markets where we see the greatest opportunities. In particular, the Group intends to focus on Asian markets where there is significant potential for growth. By the end of the decade the Group expects to significantly increase its capital employed in Asia.
2003 compared to 2002
Earnings
Segment earnings for 2003 were $2,860 million compared with $2,627 million in 2002, an increase of 9%. Earnings from continuing operations were $2,821 million compared to $2,485 million in 2002 and reflected an improvement in the business environment over 2002 with net sales proceeds increasing by $26,730 million.
Gross margin (calculated as net proceeds minus purchases) increased by $2,744 million, driven primarily by increasing refining and marketing margins in all regions. Higher refining margins resulted from a number of exceptional and non-sustainable events with global impact. These included disruptions to supply from Venezuela, an extended Japanese nuclear power generator shutdown and widespread refinery disruptions in the USA resulting from the August power blackout. This contrasted with an environment in 2002 when industry refining margins were at 10-year lows. Marketing margins in 2003 benefited early in the year from the decline in crude prices following the conflict in Iraq and throughout the year from the weakening of the US dollar. Oil products’ specification changes in the USA may impact overall supply and demand balances, resulting in an uncertain margin outlook for 2004.
Increased operating expenses of $2,123 million negatively impacted 2003 earnings. Approximately 75% of this increase was related to businesses outside the USA. This represents an increase in operating expenses as a percentage of gross margin from 70% in 2002, to 71% in 2003. The weakening US dollar contributed almost 50% of this increase, as a large percentage of Oil Products’ operating expenses is incurred outside the USA. The remainder of the increase reflects higher costs associated with refinery maintenance activity, portfolio restructuring, pension funding and provisions for environmental and legal settlements.
There was increased income from associated companies of $356 million predominantly in the USA from the Group’s share of Motiva Enterprises. A 75% increase in US Gulf Coast refining margins and a 2 percentage point improvement in refining utilisation in the USA contributed to the increase in earnings.
Depreciation in 2003 increased over 2002 by $455 million, due primarily to portfolio actions taken during the year. Charges were higher partly due to the decision taken to close the Bakersfield refinery in the USA as a result of declining local crude supply ($213 million). Additionally, depreciation charges increased due to the full-year consolidation of Pennzoil-Quaker State (acquired in the fourth quarter, 2002).
Capital investment and portfolio actions
Capital investment in 2003 was $2,405 million compared with $7,968 million in 2002. Investment levels in 2002 included $5.1 billion relating to the acquisitions of Pennzoil-Quaker State Company (PQS), the Texaco downstream assets in the USA and DEA in Germany. Excluding these acquisitions, investment fell by some $400 million from 2002 to 2003. This reflected completion of the Scotford Refinery modifications in Canada in 2002, lower investment levels in Europe (as a result of reduced information technology and commercial spend) and lower transportation spend in the USA. This was slightly offset by increased investment at the Geelong refinery in Australia to meet fuel sulphur specifications.

In 2003 further progress was made on integrating assets from the 2002 PQS acquisition with savings delivered through the closure of seven lube-oil-blend plants and two base oil plants, and the reduction in personnel of over 900 by the end of 2003. Similar progress was made in connection with the Texaco downstream assets in the USA. At the end of 2003, over 4,200 sites had been rebranded from Texaco to Shell and personnel levels were reduced by over 2,000 as business structures have been simplified. In Germany, assets from the 2002 acquisition of DEA were fully integrated into the Group’s business in this key market, with over 600 retail sites rebranded to Shell by the end of 2003.
Also in 2003, and providing further support to the strength of our marketing businesses, the Group announced an expansion of our relationship with Sainsbury’s in the UK to provide joint fuel and convenience retailing at 100 Shell sites. In Australia, the Group reached an agreement with retailer Coles Myer to operate Shell retail sites across the country providing improved service and choice for customers. Under the Group’s differentiated fuels strategy, premium fuels continued to be launched in key markets, including V-Power in Germany.
The Group continued to actively manage our portfolio resulting in the sale of a range of assets, including several non-strategic onshore crude pipelines in the USA and the liquefied petroleum gas (LPG) business in Brazil. In 2003, the Group completed the sale of our interest in the Excel Paralubes base oil plant and sold a number of retail sites in Germany in order to meet the regulatory requirements for the DEA acquisition. Shell Gas Italia announced the planned sale of its non-automotive LPG interests to Liquigas. The Group also announced its intention to sell AB Svenska Shell in Sweden. In 2004, the Group determined not to pursue sale of AB Svenska Shell.
6.     Chemicals
Earnings (US GAAP)

	$ million
	2004	2003	2002
Net proceeds (including inter-segment sales)	29,497	20,817	15,207
Purchases (including change in inventories)	(24,363)	(16,952)	(12,035)
Depreciation	(544)	(678)	(401)
Other cost of sales	(2,452)	(2,234)	(1,518)
Operating expenses	(893)	(1,065)	(815)

Operating profit of Group companies	1,245	(112)	438
Group share of operating profit of associated companies	94	(165)	213

Operating profit	1,339	(277)	651
Other income/(expense)	(15)	(43)	(13)
Taxation	(394)	111	(73)

Segment earnings	930	(209)	565

2004 compared to 2003
Earnings
Segment earnings in 2004 showed a profit of $930 million after a charge of $565 million for impairment in the Basell investment (recorded within Group share of operating profit of associated companies). This compares with a loss of $209 million in 2003, when earnings were affected by charges of $478 million for asset restructuring and impairment and a net charge of $71 million relating to environmental and litigation provisions and a loss on the sale of a minority interest in a divested business, which was partly offset by various tax credits.
The improvement in earnings this year was attributable to improved industry conditions leading to higher operating rates and more favourable margins. Sales volumes of chemical products increased by 5% reflecting higher demand and additional capacity. Asset utilisation was 3% higher on average, reflecting higher operating rates in the second and third quarter of 2004, although in both the first and the fourth quarter cracker availability in Europe and in the USA was reduced by both planned and unplanned downtime. The improvement in operating rates was driven primarily by the recovery in the petrochemicals industry which led to strong demand growth. The more favourable margins (defined as proceeds less cost of feedstock, energy and distribution per tonne of product sold) were mainly due to a

35% increase in unit proceeds from higher price realisations, which outweighed the increased cost of chemical feed stocks.
The impairment of Basell followed the announcement in 2004 of a review of strategic alternatives regarding this joint venture, and the reduction of the carrying amount of the Group’s investment in Basell at December 31, 2004 to its currently expected net realisable value.
Capital investment and portfolio actions
Capital investment, including new loans to associated companies, was $705 million in 2004 compared with $599 million in 2003.
The Group continued to finance the ongoing construction at the Nanhai petrochemicals plant in southern China (Group interest 50%). The project is on schedule to be commissioned towards the end of 2005. The Group also announced the next phase in the development of its chemicals facilities in Singapore involving detailed design and engineering work. Subject to the final investment decision, the project will include modifications and additions to the existing Bukom refinery and a new world-scale ethylene cracker.
In North America, production started at two joint venture manufacturing facilities. PTT PolyCanada started production of Corterra, a product used in the manufacture of textiles and carpets. The production of butadiene, used in the manufacture of rubber and plastics products, started at the Sabina Petrochemicals plant in the USA. The cracker expansion at Deer Park in Texas, which added 550,000 tonnes of ethylene capacity to the existing plant, became operational at the end of the first quarter of 2004. In the Netherlands, a new ethylene oxide reactor began operations and the ethylene glycol plant was expanded, increasing production by over 20%.
Shell and BASF announced the review of strategic options for the Basell joint venture. Options being considered include the sale of the companies’ stakes or an equity market transaction. The global catalyst regeneration business was divested and operations at CS Metals ceased.
Outlook and strategy
2004 saw a recovery in the petrochemicals industry, with generally strong demand growth improving capacity utilisation and margins despite high crude and US gas prices. In the short term, capacity to supply increased demand is expected to remain low until new capacity becomes available. The principal medium term risks facing the business are the levels and volatility of feedstock costs and the balance between demand, affected by the pace of economic growth, and supply, affected by industry capacity and operating rates.
Asia and in particular China continues to be one of the strongest drivers of petrochemical demand growth. Over the next two years, the petrochemicals industry in China will see production commence at three large new petrochemicals plants, including Shell’s Nanhai project. In the Middle East, the petrochemicals industry has a number of new investments that are being developed and that are expected to start production towards the end of the decade.
We will continue to focus on our cracker and first-line derivatives portfolio and delivering bulk petrochemicals to large industrial customers. The integration of the Oil Products and Chemicals businesses is expected to provide further opportunities to achieve cost efficiencies from shared services and common manufacturing sites, and from improved use of hydrocarbon resources on integrated sites. In the short term, our strategic priorities will be the successful completion and start-up of the Nanhai petrochemicals complex, and the strengthening of our asset base in North America and Europe. In the medium term, we continue to develop further growth options to shift our portfolio towards growth markets.
2003 compared to 2002
Earnings
Segment earnings showed a loss of $209 million compared with a profit of $565 million in 2002. These results include charges for asset impairments and restructuring in Polyolefins (Basell $286 million), recorded within Group share of operating profit of associated companies, and in Catalysts ($128 million)

and other asset impairment charges ($64 million). There was also a net charge of $71 million relating to environmental and litigation provisions and a loss on the sale of a minority interest in a divested business, which was partly offset by various tax credits.
The impairments reflect changes in the assessment of future returns relative to the value of our assets. The impairment of our equity investment in the Basell joint venture reflected a reassessment of the outlook for the business. The factors contributing to this reassessment were the continued vulnerability of the business to weak economic conditions and anticipated changes in the industry and competitive landscape. In Catalysts, the Group streamlined the business portfolio to focus on high-performance catalysts and took an asset impairment in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations.
Earnings for 2002 included $62 million of charges for asset rationalisation, mainly related to plant closures. Earnings benefited from a tax credit of $102 million associated with the reassessment of the Group’s ability to utilise prior year tax losses upon the formation of Shell Chemicals Europe B.V.
Setting aside the effects of the factors described above, earnings in 2003 were $185 million lower. Sales volumes, including traded products, increased by 19% from a year ago benefiting from capacity additions and volumes from new units. However, there was a decline in overall Chemicals unit margins (defined as proceeds less cost of feedstock energy and distribution per tonne of product sold). This was due to high and volatile feedstock and energy costs and surplus capacity, particularly in the USA. Fixed costs were higher, reflecting planned increases in capacity and higher than normal asset maintenance activity, project expenses, increased costs for benefits including pensions, as well as the adverse impact of the weaker US dollar.
Capital investment and portfolio actions
Capital investment including loans to associated companies in 2003 was $599 million compared with $998 million in 2002. In 2003 the Group further strengthened its portfolio through new investments, upgrading existing facilities and the restructuring and closure of a number of assets.
Investment was primarily in ongoing projects, including those related to regulatory compliance, maintenance and upgrading of existing facilities. There was also investment to finance the ongoing construction of the Nanhai petrochemicals complex in China. Initial milestones were met with the completion of project financing and the start of construction of the Nanhai plant. The new polymer polyols plant at Pernis in the Netherlands marked the latest step in a long-term strategy to strengthen the Group’s position as a supplier to manufacturers of polyurethane foams. In the Gulf Coast region of the USA, the Group completed a project to improve the quality of heavy olefin feed.
The Group invested to upgrade and improve existing plants to ensure their ongoing efficiency and competitiveness. The Group made significant progress in improving and expanding cracker capacity in Texas, which became operational at the end of the first quarter of 2004. Improvements include upgrading existing equipment with new control systems and nitrogen oxide reduction technology. The Group also began work to upgrade the Aubette steam cracker at the Berre complex in the south of France to improve integration with the adjacent refinery and reduce sulphur dioxide emissions.
The Group continued to actively manage our portfolio with ongoing reviews of plant viability and the closure or mothballing of under-performing assets. Operations ceased at the Bayer-Shell Isocyanates joint venture. The charges associated with closures and the asset restructurings and impairments described above adversely impacted our current year earnings but the overall effect on returns over time is expected to be positive.

7.     Other industry segments and corporate
Earnings (US GAAP)

	$ million
		2004		2003		2002
			As reclassified(a)		As reclassified(a)
	Other		Other		Other
	industry		industry		industry
	segments	Corporate	segments	Corporate	segments	Corporate
Income from continuing operations	(141)	(847)	(267)	(819)	(110)	(684)
Income from discontinued operations, net of tax	—	(52)	—	(98)	—	(67)

Segment earnings	(141)	(899)	(267)	(917)	(110)	(751)

(a)	See Note 2 of Part XIII of these Listing Particulars
2004 compared to 2003
Earnings
Other industry segments consist of the combined results of Renewables, Hydrogen and Shell’s consumer business. Segment earnings for 2004 showed a loss of $141 million compared with a loss of $267 million in 2003, which included the effect of a Shell Solar goodwill impairment of $127 million. The consumer business was integrated into the Oil Products business during 2004.
Corporate is a non-operating segment consisting primarily of interest expense on Group debt and certain other non-allocated costs of the Group. Corporate net costs were $899 million compared with $917 million in 2003.
Renewables
Good progress was made in sales of solar products where volumes increased by 50% to 73 megawatts driven mainly by a strong German market. Shell Solar continued to develop technological improvements to increase the efficiency of solar panels. These included the launch of a new range of solar products, Shell PowerMax, which offers improved efficiency for off-grid applications. While Shell maintains its view on the long-term potential of solar energy as one of the more promising technologies in the field of renewable energy, the industry faced persistent production overcapacity, strong competition and uncertain market circumstances.
Shell Solar was also the system supplier and prime construction contractor for the world’s largest grid-connected Solar PV power plant, comprising of 33,500 modules, with an output of 5 megawatts. The power generated from this solar park is sufficient to meet the electricity demand of about 1,800 households.
The Wind business in the USA saw the Colorado Green and Brazos wind parks coming into full production. The White Deer wind park was put into a joint venture with Entergy, and shareholdings in the Whitewater Hill, Cabazon Pass and Rock Rover assets were sold, as had been previously planned. Wind production was affected by lower than expected wind speeds and lower availability mainly due to transmission upgrading at Whitewater Hill and Cabazon Pass.
Shell Hydrogen continued to work with governments and vehicle manufacturers to develop projects to support the viability of hydrogen as a transport fuel. These included the opening of an integrated hydrogen station in Washington DC and the launch of the hydrogen “lighthouse project” concept. These are large-scale demonstration projects to create mini-networks of hydrogen fuelling stations in specific cities or regions, the first of which will be developed in New York jointly with General Motors.
2003 compared to 2002
Other industry segments in 2003 showed a loss of $267 million compared with a $110 million loss in 2002. These results included the effect of a Shell Solar goodwill impairment of $127 million, taken following an extensive review to assess the value of the business. While Shell maintains its view on the long-term potential of solar energy as one of the more promising technologies in the field of renewable energy, in 2003 the industry faced persistent production overcapacity, strong competition and uncertain market circumstances. The remaining losses were realised across all business lines in the segment and reflected the current year operating results of developing future business opportunities.
The sale of the main forestry operations was completed in 2003.
In Corporate, the loss of $917 million in 2003 compares with a loss of $751 million in 2002. This increase was due to higher net difference in exchange effects on financing arrangements and increased interest charges due to higher average debt, partly offset by net tax credits.

8.     Liquidity and capital resources
2004 compared to 2003
Statement of cash flows
Cash flow provided by operating activities reached a record level of $25.6 billion in 2004 compared with $21.7 billion in 2003. Net income increased to $18.2 billion in 2004 from $12.3 billion in 2003, reflecting higher realised prices in Exploration & Production and higher refining margins in Oil Products. Additionally, $7.6 billion of cash flows were realised in 2004 through sales of assets (2003: $4.5 billion). Cash flow in 2004 has mainly been deployed for capital expenditure ($12.7 billion), debt repayment ($4.8 billion) and dividends paid to Parent Companies ($8.5 billion). In 2004, dividends to the Parent Companies included amounts required to fund share buybacks. Royal Dutch and Shell Transport paid dividends to their shareholders in excess of $7.1 billion (2003: $6.4 billion; 2002: $5.5 billion) as well as executing $0.8 billion of share buybacks (excluding the purchase of shares by Group companies to cover stock option obligations).
Outlook
In general, the most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are changes in realised prices for crude oil and natural gas, crude oil and natural gas production levels and refining and marketing margins. These factors are also the most significant affecting net income. Acquisitions and divestments can affect the comparability of cash flows in the year of the transaction. On a longer term basis, the ability to replace proved reserves that are produced affects cash provided by operating activities, as well as net income.
Because the contribution of Exploration & Production to earnings is larger than the Group’s other businesses, changes affecting Exploration & Production, particularly changes in realised crude oil and natural gas prices and production levels, have a significant impact on the overall Group results. While Exploration & Production benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) is dependent on the extent to which the prices of individual types of crude oil follow the Brent benchmark, the dynamics of production sharing contracts, the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price, tax impacts, the extent to which changes in crude oil price flow through into operating costs and the impacts of natural gas prices. Therefore, changes in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Exploration & Production.
In Oil Products, our second largest business, changes in any one of a range of factors derived from either within or beyond the industry can influence margins in the short or long term. The precise impact of any such change at a given point in time is dependent upon other prevailing conditions and the elasticity of the oil markets. For example, a sudden decrease in crude oil and/or natural gas prices would in the very short term lead to an increase in combined refining and marketing margins until responding downward price corrections materialise in the international oil products markets. The converse arises for sudden crude or natural gas price increases. The duration and impact of these dynamics is in turn a function of a number of factors determining the market response, including whether a change in crude price affects all crude types or only a specific grade, regional and global crude oil and refined products stocks, and the collective speed of response of the industry refiners and product marketers to adjust their operations. It should be noted that commonly agreed benchmarks for refinery and marketing margins do not exist in the way that Brent crude oil prices and Henry Hub natural gas prices in the USA serve as benchmarks in the Exploration & Production business.

In the longer term, reserve replacement will affect the ability of the Group to continue to maintain or increase production levels in Exploration & Production, which in turn will affect the Group’s cash flow provided by operating activities and net income. The field decline rate for Exploration & Production’s existing business is approximately 6 to 8% per year. The Group will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making selective focused acquisitions. The Group’s goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance and regulatory changes. The Group currently expects overall production to decrease in 2005 and then to increase beginning in 2006 as additional production from new projects begins to come on stream.
The Group has a diverse portfolio of development projects and exploration opportunities, which helps mitigate the overall political and technical risks of Exploration & Production and the associated cash flow provided by operating activities. As a result of its financial strength and debt capacity, the risk associated with delay or failure of any single project would not have a significant impact on the Group’s liquidity or ability to generate sufficient cash flows for operations and fixed commitments.
It is the Group’s intention to continue to divest and, where appropriate, make selective focused acquisitions as part of active portfolio management. However, the Group does not generally expect that the purchase and sale of assets in the normal course of business will have a significant adverse effect on cash flow provided by operating activities. The number of divestments will depend on market opportunities and are recorded as assets held for sale where appropriate.
The Group manages its portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time based on conservative assumptions relating to crude oil prices relative to average historic crude oil prices. From 1984 through 2004, the Brent crude oil price has averaged around $20 a barrel, from 1994 through 2004 it averaged approximately $23 a barrel and from 1999 through 2004 the price averaged approximately $27 a barrel.

Financial condition and liquidity
Cash and cash equivalents amounted to $8.5 billion at the end of 2004 (2003: $2.0 billion). Total short and long-term debt fell $5.7 billion between 2003 and 2004, reflecting net repayment of $4.4 billion together with the deconsolidation of $1.3 billion of debt relating to the disposal of the Group’s interest in the Rayong Refining Company.
Total debt at the end of 2004 amounted to $14.4 billion and the Group’s total debt ratio(1) decreased from 21.0% in 2003 to 13.8% in 2004. The current level of the debt ratio falls below the medium-term gearing objective of the Group, which establishes a target gearing(2) of between 20% and 25% (inclusive of certain off-balance sheet obligations of a financing nature). The total debt outstanding (excluding capital leases) at December 31, 2004 will mature as follows: 42% in 2005, 17% in 2006, 18% in 2007, 1% in 2008 and 22% in 2009 and beyond.

The Group currently satisfies its funding requirements from the substantial cash generated within its business and through external debt. The Group’s external debt is principally financed through two commercial paper programmes, which are issued on a short-term basis (generally for up to six months), and a euro medium term note programme, each guaranteed jointly and severally by The Shell Petroleum Company Limited and Shell Petroleum N.V.. Each of the two commercial paper programmes and the medium term note programme are for up to $10 billion in value. Other than as described below, these programmes do not have committed support from a bank as the Group considers the costs involved in securing such support are unnecessary given the Group’s current credit rating.

(1)	The total debt ratio is defined as short-term plus long-term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests, plus short-term and long-term debt.

(2)	Gearing is defined as the ratio of debt to capital employed (or debt/ (debt & equity))

The debt programmes consist of:

(a)	a Global Commercial Paper Programme, exempt from registration under section 3(a)(3) of the US Securities Act 1933, that assigns the use of the proceeds from the programme to the funding of ‘current transactions’ of the issuer, with maturities not exceeding 364 days;

(b)	a section 4(2) Commercial Paper Programme which can be used to finance non-current transactions. The maximum maturity of commercial paper issued under the programme has been limited to 397 days; and

(c)	a euro medium term note programme.
The Group expects to be able to continue to utilise these facilities in circumstances where it is not in possession of undisclosed price sensitive information which would impact the prospective purchasers of the relevant debt security. The Group will also evaluate other debt issuance options.
The Group currently maintains $2.5 billion of committed bank facilities, as well as internally-available liquidity (some $1 billion), to provide back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowing in local subsidiaries, the Group does not have committed bank facilities as this is not considered to be a cost effective form of financing for the company given its size, credit rating and cash generative nature.
The maturity profile of the Group’s outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity. The committed facilities, which are with a number of international banks, are renewed on an annual basis. The Group expects to be able to renew these facilities on commercially acceptable terms. The Group expects that commercial paper borrowings in 2005 could range up to $5.0 billion.
While the Group is subject to restrictions, such as foreign withholding taxes, on the ability of subsidiaries to transfer funds to their parent companies in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on the ability of the Group to meet its cash obligations.
Credit ratings
On February 4, 2005, Standard & Poor’s Ratings Services (S&P) downgraded to “AA” from “AA+” its long-term ratings on the Royal Dutch/ Shell Group of Companies (through a downgrade of the Group Holding Companies, Shell Petroleum N.V. and The Shell Petroleum Co. Ltd and their subsidiary Shell Oil Company). Moody’s Investors Services (Moody’s) continues to rate the long-term debt of Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) PLC, the guaranteed subsidiaries of the Group Holding Companies, as “Aa1”. The credit ratings given to the commercial paper programmes of the guaranteed subsidiaries have been confirmed by S&P and Moody’s at their original levels of “A-1+” and “Prime-1”, respectively.
Capital investment and dividends
Group companies’ capital expenditure, exploration expense, new investments in associated companies and other investments increased by $0.6 billion to $14.9 billion in 2004.
Exploration & Production expenditures of $9.9 billion (2003: $9.3 billion) accounted for more than half the total capital investment. Gas & Power accounted for $1.6 billion (2003: $1.5 billion). Oil Products investment amounted to $2.5 billion (2003: $2.4 billion). Chemicals investment was $0.7 billion (2003: $0.6 billion). Investment in other segments was $0.2 billion (2003: $0.4 billion).
Capital investment of some $15 billion (excluding contribution of the Group’s minority partners in Sakhalin) on average is required each year to grow the capital base in light of expected dividend payments, taking into account an expected $12 to $15 billion of divestments over the period 2004 to 2006. After dividends and capital investment, the priority for using cash generated is to maintain a prudent balance sheet. Both the medium and long-term focus will remain on improving the underlying operational performance in order to continue to deliver consistently strong cash flows.

Capital investment (excluding the contribution of the Group’s minority partners in Sakhalin) in 2005 is estimated to be $15 billion, with Exploration & Production continuing to account for the majority of this amount. The Parent Companies have announced the relaunch of their share buyback programmes, with a return of surplus cash to shareholders in 2005 in the range of $3 to $5 billion, assuming continued high oil prices. It is expected that the Group companies’ investment programme will be financed largely from internally generated funds.
The aim of the Royal Dutch/ Shell Group of Companies is to provide per share increase in dividends at least in line with inflation of the currencies of the Parent Companies’ base countries over a period of years. Upon completion of the Transaction, Royal Dutch Shell will declare its dividend in euro. In setting the level of the dividend, consistent with Royal Dutch and Shell Transport’s historical dividend policy, the Royal Dutch Shell Board will seek to increase dividends at least in line with inflation over time.
Guarantees and other off-balance sheet obligations
Guarantees at December 31, 2004 were $2.9 billion (2003: $3.4 billion). At December 31, 2004, $1.7 billion were guarantees of debt of associated companies, $0.5 billion were guarantees for customs duties and other tax liabilities and $0.7 billion were other guarantees. Guarantees of debt of associated companies mainly related to Nanhai ($0.8 billion) and Intergen (0.4 billion).
Guarantees at December 31, 2003 were $3.4 billion (2002: $4.1 billion). At December 31, 2003, $1.8 billion were guarantees of debt of associated companies, $0.7 billion were guarantees for customs duties and other tax liabilities and $0.9 billion were other guarantees. Guarantees of debt of associated companies mainly related to InterGen ($1.2 billion) and Nanhai ($0.4 billion).
Contractual obligations
The table below summarises Group companies’ principal contractual obligations at December 31, 2004, by expected settlement period. The amounts presented have not been offset by any committed third party revenues in relation to these obligations.

	$ billion
		Within 1 year	2/3 years	4/5 years	After 5 years
	Total	(2005)	(2006/2007)	(2008/2009)	(beyond 2009)
Long-term debt(a)	9.2	1.2	4.4	0.7	2.9
Capital leases(b)	1.2	0.1	0.1	0.1	0.9
Operating leases(c)	9.9	1.7	2.2	1.5	4.5
Purchase obligations(d)	203.6	75.0	37.7	26.6	64.3
Other long-term contractual liabilities(e)	0.9	0.2	0.4	0.1	0.2

Total	224.8	78.2	44.8	29.0	72.8

(a)	The total figure is comprised of $8.0 billion of long-term debt (debentures and other loans, and amounts due to banks and other credit instruments), plus $1.2 billion of long-term debt due within one year. The total figure excludes $0.7 billion of long-term capitalised lease obligations. See Note 16 of Part XIII of these Listing Particulars.

(b)	Includes executory costs and interest. See Note 17 of Part XIII of these Listing Particulars.

(c)	See Note 17 of Part XIII of these Listing Particulars.

(d)	Includes any agreement to purchase goods and services that is enforceable, legally binding and specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase. The amounts include $5.5 billion of purchase obligations associated with financing arrangements, which are disclosed in Note 17 of Part XIII of these Listing Particulars. Raw materials and finished products account for 91% of total purchase obligations.

(e)	Includes all obligations included in “Long-term liabilities — Other” on the Statement of Assets and Liabilities of the Group that are contractually fixed as to timing and amount. In addition to these amounts, the Group has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans estimated to be $1.4 billion in 2005 (see Note 21 of Part XIII of these Listing Particulars) and obligations associated with asset retirements (see Note 24 of Part XIII of these Listing Particulars).
The table above excludes interest expense related to long-term debt estimated to be $0.4 billion in 2005, $0.7 billion in 2006/2007 and $0.6 billion in 2008/2009 (assuming interest rates with respect to variable interest rate long-term debt remain constant and there is no change in aggregate principal amount of long-term debt other than repayment at scheduled maturity as reflected in the table).

2003 compared to 2002
Statement of cash flows
Cash flow provided by operating activities reached a record level of $21.7 billion in 2003 compared with $16.3 billion in 2002. Net income increased to $12.3 billion in 2003 from $9.7 billion in 2002, reflecting higher realised prices in Exploration & Production. Additionally, $4.5 billion of cash flows were realised in 2003 through sales of assets (2002: $1.6 billion). Cash flow in 2003 was mainly deployed for capital expenditures ($12.3 billion), debt repayment ($4.7 billion) and dividends paid to Parent Companies ($6.2 billion). In preference to paying additional dividends to the Parent Companies to fund share buybacks, the Group strengthened its balance sheet by repaying debt and buying out certain minority interests. Royal Dutch and Shell Transport paid dividends to their shareholders totalling $6.4 billion (2002: $5.5 billion; 2001: $5.1 billion).
Within cash flow used in investing activities ($8.3 billion), capital expenditure, acquisitions and new investments in associated companies decreased from $22.3 billion to $13.2 billion. The purchases in 2002 of Enterprise Oil, Pennzoil-Quaker State and Equilon increased the 2002 figure by $8.9 billion. The lower total cash used in investing activities also reflected an increase of $2.9 billion in proceeds from sales of assets, including the Group’s interest in Ruhrgas, to $4.5 billion.
9.     Other matters
Risk management and internal control
The Group’s approach to internal control is based on the underlying principle of line management’s accountability for risk and control management. The Group’s risk and internal control policy explicitly states that the Group has a risk-based approach to internal control and that management in the Group is responsible for implementing, operating and monitoring the system of internal control, which is designed to provide reasonable but not absolute assurance of achieving business objectives.
The Group’s approach to internal control includes a number of general and specific risk management processes and policies. Within the essential framework provided by the Statement of General Business Principles, primary control mechanisms include strong functional leadership, adequate resourcing by competent staff, and self-appraisal processes in combination with strict accountability for results. These mechanisms are underpinned by established Group policies, standards and guidance material that relate to particular types of risk, structured investment decision processes, timely and effective reporting systems and active performance monitoring.
Examples of specific risk management mechanisms include:

—	regular review of significant risks by the Executive Committee and the Group Audit Committee;

—	a common health, safety and environment (HSE) policy, a common requirement for HSE management systems, and external certification of the environmental component of such systems for major installations;

—	a financial control handbook that establishes standards for the application of internal financial controls;

—	arrangements for the management of property, liability and treasury risks; and

—	a business control incident reporting process that enables monitoring and appropriate follow-up actions for incidents arising as a result of control breakdowns. Lessons learned from these incidents are used to improve the Group’s overall control framework.
In the context of reserves, examples of specific risk management mechanisms include:

—	oversight of the process for approving the booking of proved reserves by the Global Exploration & Production Reserves Committee (the Reserves Committee);

—	Group guidelines for booking proved reserves that conform fully with applicable SEC rules and guidance and clarify criteria for booking and de-booking proved reserves (and the distinctions between regulatory requirements and the Group’s internal reserves classifications);

—	training of reserves guidelines users;

—	responsibility on the local Chief Reservoir Engineer for ensuring that reserves bookings and de-bookings are compliant with SEC rules and that any booking and debooking decisions are only made with appropriate, auditable documentation and after completion of the appropriate challenge processes;

—	business and financial responsibility on the local Regional Technical Director and Regional Finance Manager, respectively, for the decisions of their Chief Reservoir Engineer;

—	responsibility for booking and de-booking decisions with the Chief Financial Officer of Exploration & Production and the Director of Technology of Exploration & Production, working together with the Group Reserves Co-ordinator and the other members of the Reserves Committee;

—	approval by the Group’s Executive Committee of the reserves bookings and de-bookings taken by Exploration & Production; and

—	final review by the Group Audit Committee.
A formalised self-appraisal and assurance letter process is in place. Annually, the management of every business unit provides assurance as to the adequacy of governance arrangements, risk and internal control management, HSE management, financial controls and reporting, treasury management, brand management and information management. Country Chairs also provide assurance regarding compliance with the Statement of General Business Principles and other important topics. As part of this process business integrity concerns or instances of bribery or illegal payments are to be reported. Assurance letter results including any material qualifications are reviewed by the Group Audit Committee and support representations made to the external auditors.
In addition to these structured self-appraisals, the assurance framework relies on objective appraisals by internal audit. The results of internal audit’s risk-based reviews of Group operations provide the Group Audit Committee with an independent view regarding the effectiveness of risk and control management systems.
These established review, reporting and assurance processes enable the Conference (a meeting of the executive and non-executive directors) to regularly consider the overall effectiveness of the system of internal control and to perform a full annual review of the system’s effectiveness.
Taken together, these processes and practices provide confirmation to the Group Holding Companies that relevant policies are adopted and procedures implemented with respect to risk and control management.
As discussed below under “Controls and Procedures” the Parent Companies determined, based largely on the investigation and report to the Group Audit Committee, that there were deficiencies and material weaknesses in the internal controls relating to proved reserve bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves, which also had an effect on the Financial Statements.
Property and liability risks
The Group’s Operating Companies insure against most major property and liability risks with the Group’s captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $400 million.
Treasury and trading risks
As further discussed in Note 29 of Part XIII of these Listing Particulars, Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.
The Group has Treasury Guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Group regional organisations without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.
Each Group company measures its foreign currency exposures against the underlying currency of its business (its functional currency), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to manage foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies usually have their local currency as their functional currency.
The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.
Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.
Specific Group companies have a mandate to operate as traders in crude oil, natural gas, oil products and other energy related products, using commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. The Group measures exposure to the market when trading. Exposure to substantial trading losses is considered limited with the Group’s approach to risk.
Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision and control and reporting systems.
Pension funds
It is expected that the actuarial valuations of the Group’s four main pension funds in aggregate at the end of 2004 will show an increased surplus of assets over liabilities compared with the end of 2003, mainly resulting from the investment performance during 2004. These actuarial valuations, rather than the Group accounting policy FAS 87 measure (Note 21 of Part XIII of these Listing Particulars) are the basis on which the funds’ trustees manage the funds and define the required contributions from the member companies.

Environmental and decommissioning costs
Group companies are present in over 140 countries and territories throughout the world and are subject to a number of different environmental laws, regulations and reporting requirements. It is the responsibility of each Group company to implement a health, safety and environmental management system that is suited to its particular circumstances.
The costs of prevention, control, abatement or elimination of releases into the air and water, as well as the disposal and handling of waste at operating facilities, are considered to be an ordinary part of business. As such, these amounts are included within operating expenses. An estimate of the order of magnitude of amounts incurred in 2004 for Group companies, based on allocations and managerial judgment, is $1.4 billion (2003: $1.3 billion).
Expenditures of a capital nature to limit or monitor hazardous substances or releases, include both remedial measures on existing plants and integral features of new plants. Whilst some environmental expenditures are discrete and readily identifiable, others must be reasonably estimated or allocated based on technical and financial judgments which develop over time. Consistent with this, estimated environmental capital expenditures made by companies with major capital programmes during 2004 were $0.7 billion (2003: $0.7 billion). Those Group companies are expected to incur environmental capital costs of at least $0.5 billion during 2005 and 2006.
It is not possible to predict with certainty the magnitude of the effect of required investments in existing facilities on Group companies’ future earnings, since this will depend amongst other things on the ability to recover the higher costs from consumers and through fiscal incentives offered by governments.

Nevertheless, it is anticipated that over time there will be no material impact on the total of Group companies’ earnings. These risks are comparable to those faced by other companies in similar businesses.
At the end of 2004, the total liabilities being carried for environmental clean-up were $907 million (2003: $972 million). In 2004, there were payments of $244 million and increases in provisions of $161 million. The Group introduced US accounting standard FAS 143 (Asset Retirement Obligations) with effect from January 1, 2003 (see Note 24 of Part XIII of these Listing Particulars). The fair value of the obligations being carried for expenditures on decommissioning and site restoration, including oil and gas platforms, at December 31, 2004 amounted to $5,894 million (2003: $4,044 million).
Employees
There has been an overall decrease in the number of employees in the Group during 2004. This is mainly as a result of divestments within Oil Products. The main divestments were in Peru, Thailand, Spain, Portugal and the USA.

Research and development costs
The Group’s research and development (R&D) programmes are designed to enable the Group to reduce costs and improve operations. Total R&D expenses for 2004 were $553 million (2003: $584 million).
Foreign exchange volatility
Foreign exchange exposures are managed within the Group on an entity by entity basis. The Group recognises and expects that Group profitability and the Group’s assets and liabilities will vary on consolidation as a result of foreign exchange movements.
International Financial Reporting Standards
Under a 2002 European Union (EU) Regulation, publicly-listed companies in the EU will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The Group’s IFRS implementation project is on target to meet the EU requirement.
With effect from the first quarter of 2005, the Group will release its quarterly (unaudited) results under IFRS, including comparative data for 2004, together with reconciliations to opening January 1, 2004 and to 2004 data previously published in accordance with accounting principles generally accepted in the United States (US GAAP). The 2005 Financial Statements of the Group or, subject to completion of the Transaction, of its successor, will be prepared under IFRS, with appropriate reconciliations to US GAAP.
The total impact on net assets at transition on January 1, 2004 is expected to be a reduction of $4.7 billion, mainly resulting from the recognition of unrecognised gains and losses on post-retirement benefits at the date of transition of $4.9 billion. This will have no impact on the actuarial position or funding of the pension funds, which continue to be well funded.
There have been various amendments during 2004 to International Accounting Standards 32 and 39 relating to the accounting for financial instruments. In order to complete its review of the potential impact the Group is applying the option to continue with its existing policy (under which derivatives defined under US GAAP, other than those meeting the normal purchases and sales exception, are already recognised on the balance sheet at fair value) for 2004 and to implement any changes to accounting policy arising from these standards with effect from January 1, 2005.
The adoption of IFRS will have no impact on the Group’s financial framework, strategy or underlying cash flows. However net income will differ resulting from the IFRS requirements to expense stock options, to capitalise major inspection costs, to provide for additional impairments and to reverse previous impairments where applicable and (mainly as a consequence of the transition adjustment) there will be an impact on pension costs. However, as stated above there will be no impact on the actuarial position of funding of the pension funds, which continue to be well funded.

Cautionary statement
This Part VIII of these Listing Particulars contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.
10.    Critical accounting estimates
In order to prepare the Group Financial Statements in conformity with generally accepted accounting principles in the Netherlands and the United States, management of the Group has to make estimates and judgments. The matters described below are considered to be the most critical in understanding the judgments that are involved in preparing the Group Financial Statements and the uncertainties that could impact the amounts reported on the results of operations, financial condition and cash flows. Accounting policies are described in Note 3 and Note 31 of Part XIII of these Listing Particulars.
Estimation of oil and gas reserves
Oil and gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows presented in paragraph 2 of Part IX of these Listing Particulars and changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income.
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, ie, prices and costs as of the date the estimate is made. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of oil and gas reserves are inherently imprecise, require the application of judgment and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, and decommissioning provisions) that are based on proved reserves are also subject to change.
Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of hydrocarbon reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.
In general, estimates of reserves for undeveloped or partially developed fields are subject to greater uncertainty over their future life than estimates of reserves for fields that are substantially developed and depleted. As a field goes into production, the amount of proved reserves will be subject to future revision once additional information becomes available through, for example, the drilling of additional wells or the observation of long-term reservoir performance under producing conditions. As those fields are further developed, new information may lead to revisions.
As announced on January 9, 2004, March 18, 2004, April 19, 2004, October 28, 2004, November 26, 2004 and February 3, 2005 the Group reviewed its proved reserves (with the assistance of external consultants) during the period from late 2003 to December 2004. These reviews lead to the First Reserves Restatement, which was reflected in the 2003 Annual Report and Accounts and the Annual Report on Form 20-F, as filed with the SEC on June 30, 2004, and to the Second Reserves Restatement which was reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005. As at December 31, 2003, after giving effect to the First Reserves Restatement and the Second Reserves Restatement, the proportion of the Group’s total proved reserves that was categorised as proved developed reserves was 57%, the remaining 43% being proved undeveloped reserves.
As noted above, changes in the estimated amounts of proved reserves can have a significant impact on the standardised measure of discounted cash flows presented in paragraph 2 of Part IX of these Listing Particulars. The First Reserves Restatement and the Second Reserves Restatement resulted in a 17% reduction in the standardised measure as at the end of 2002. Apart from the effects of the Reserves Restatements, however, revisions to proved reserves have had a relatively modest impact on standardised measure compared to changes in prices and costs, sales and transfers and income tax.
Changes to the Group’s estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in the Group’s financial statements for fixed assets related to hydrocarbon production activities. These changes most often result from production and revisions. However, the Reserves Restatements also affected proved developed reserves. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges (assuming constant production) and reduce net income.
Exploration costs
Capitalised exploration drilling costs more than 12 months old are expensed under Group accounting policy unless (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future. In making decisions about whether to continue to capitalise exploration drilling costs for a period longer than 12 months, it is necessary to make judgments about the satisfaction of each of these conditions. If there is a change in one of these judgments in a subsequent period, then the related capitalised exploration drilling costs would be expensed in that period, resulting in a charge to net income. As at December 31, 2004, the Group has $789 million of capitalised exploration drilling costs. Write-offs of previously capitalised exploration drilling costs in 2004 amounted to $432 million pre-tax.
A proposed amendment to FASB Statement no.19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” has been issued. If enacted this would result in the continued inclusion, on a prospective basis, of the cost of certain exploratory wells in tangible fixed assets beyond 12 months which do not meet the current requirements given above if both sufficient reserves have been found to justify completion as a producing well, and sufficient progress is being made towards assessing the reserves and the economic and operating viability of the project. (See Note 3 of Part XIII of these Listing Particulars). This would result in lower write-offs if proved reserves are ultimately determined, with a consequential increase in depreciation, depletion and amortisation of future periods.
Recoverability of assets
For oil and gas properties with no proved reserves, the capitalisation of exploration costs and the basis for carrying those costs on the balance sheet are explained in Note 3 of Part XIII of these Listing Particulars. For properties with proved reserves, the carrying amounts of major fixed assets are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, (i.e. the estimated undiscounted cash flows related to such assets are less than the carrying amounts of such assets) the carrying amounts of those assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Impairments can also occur when decisions are taken to dispose of assets.
Estimates of future cash flows are based on management estimates of future commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, the expected future production volumes. Other factors that can lead to changes in estimates include restructuring plans and variations in regulatory environments. Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for testing asset recoverability because the Group believes this to be the most appropriate indicator of expected future cash flows, used as a measure of fair value. Estimates of future cash flows are risk weighted and consistent with those used in Group companies’ business plans. A discount rate based on the Group’s risk free rate is used in impairment testing, adapted where required to specific local circumstances. Changes in the discount rate can result from inflation rates, individual country risks and currency risks. The Group reviews the discount rate to be applied on an annual basis but the risk free rate has been stable in recent years.
Asset impairments have the potential to significantly impact net income. For example, in recent years there have been significant charges in 2003 ($1,376 million pre-tax) and the changes in estimates that most precipitated those impairments were in relation to future production outlooks and economic conditions, and portfolio actions (particularly in Oil Products due to the announced closure of the Bakersfield refinery). This resulted in certain asset-specific impairments in Exploration & Production (totalling $698 million), Oil Products, Chemicals and other industry segments. There were also significant write-downs in the carrying amounts of certain associated companies in 2003 as a result of a reassessment of future business conditions. These comprised Basell in Chemicals ($286 million after tax) and InterGen ($200 million) and Cuiaba ($115 million) in Gas & Power.
As described above, the Group has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices tends to be stable because the Group does not consider short-term increases or decreases in prices as being indicative of long term levels. At the end of 2004 the estimated oil and gas prices used for asset recoverability testing were lower than prices prevailing in the market at that time.
Provisions and liabilities
Provisions are recognised for the future decommissioning and restoration of oil and gas production facilities and pipelines at the end of their economic lives. The estimated cost is provided over the life of the proved developed reserves on a unit-of production basis. Changes in the estimates of costs to be incurred, proved developed reserves or in the rate of production will therefore impact net income, over the remaining economic life of oil and gas assets.
Other provisions and liabilities are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events which can be reasonably estimated. The timing of recognition requires the application of judgment to existing facts and circumstances, which can be subject to change.
Estimates of the amounts of provisions and liabilities recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions and liabilities are regularly reviewed and adjusted to take account of such changes.

In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2004, was 6%.
As further described in Note 28 of Part XIII of these Listing Particulars, the Group is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is “probable” that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgment relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Despite this uncertainty, actual payments related to litigation during the three years ended December 31, 2004 have not been material to the Group’s financial condition or results of operations.
Notwithstanding the possibility of outcomes outside expected ranges, in recent years the Group’s experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes.
A change in estimate of a recognised provision or liability would result in a charge or credit to net income in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).
Employee retirement plans
Retirement plans are provided for permanent employees of all major Group companies and generally provide defined benefits based on employees’ years of service and average final remuneration. The plans are typically structured as separate legal entities managed by trustees.
The amounts reported for the Group’s employee retirement plans are disclosed in Note 21 of Part XIII of these Listing Particulars, and are calculated in line with Statement of Financial Accounting Standards No. 87 (FAS 87). These calculations require assumptions to be made of future outcomes, the principal ones being in respect of increases in remuneration and pension benefit levels, the expected long-term return on plan assets and the discount rate used to convert future cash flows to current values. The assumptions used vary for the different plans as they are determined in consultation with independent actuaries in the light of local conditions. The assumptions are reviewed annually. Expected rates of return on plan assets are calculated based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the market-related value at the beginning of the year. Discount rates used to calculate year-end liabilities are based on prevailing AA long-term corporate bond rates at year end. Weighted average values for the assumptions used are contained in Note 21 of Part XIII of these Listing Particulars. The main change in 2004 was a 0.5% reduction in the discount rate used to calculate year-end liabilities reflecting lower long-term interest rates.
Pension cost under FAS 87 primarily represents the increase in actuarial present value of the obligation for benefits earned on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The FAS 87 calculations are sensitive to changes in the underlying assumptions. A change of one percentage point in the expected rate of return on plan assets would result in a change in pension cost charged to income of approximately $500 million (pre-tax) per annum. FAS 87 generally reduces income volatility because unexpected changes in the amounts of plan assets and liabilities (actuarial gains and losses) are amortised over the average remaining employee work life.
The trustees manage the pension funds and set the required contributions from Group companies based on independent actuarial valuation rather than the FAS 87 measures.
11.    Controls and procedures
As of the end of the period covered by the financial information set out in Part XIII of these Listing Particulars, the management of each of the Parent Companies (with the participation in the case of Royal Dutch of its President and Managing Director and the Group Chief Financial Officer and, in the case of Shell Transport, its Managing Director and the Group Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), of the effectiveness of the design and operation of the disclosure controls and procedures of the Parent Companies and the Group. Based on this evaluation, the President and Managing Director of Royal Dutch, the Managing Director of Shell Transport and the Group Chief Financial Officer concluded that, as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by each of the Parent Companies in reports they file or submit under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the SEC.
In making the evaluation, the Companies have considered matters relating to the Reserves Restatements, including action taken during 2004 to identify deficiencies and enhance the effectiveness of disclosure controls and procedures. The Executive Committee noted the implementation of a number of structural enhancements designed to address improvement needs identified by a special report to the Group Audit Committee. Further steps will be taken through the course of 2005 to embed, sustain and build upon the enhancements made to date.
Except as described below, there has not been any change in the internal controls over financial reporting of the Group or either Parent Company that occurred during the period covered by the financial information provided in Part XIII of these Listing Particulars that has materially affected, or is reasonably likely to affect, such internal controls over financial reporting.
Investigation and Report to the Group Audit Committee; Management Changes
Following the January 9, 2004 announcement of the reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. That report, dated March 31, 2004, was presented to the GAC and subsequently to the Supervisory Board of Royal Dutch and non-executive directors of Shell Transport. The report was accepted in full by the GAC on April 15, 2004 and by the members of the Supervisory Board of Royal Dutch and the non-executive directors of Shell Transport (the Parent Company Boards) on April 16, 2004.
Following an interim report to the GAC dated March 1, 2004, which was presented to the Parent Company Boards on March 2, 2004, Sir Philip Watts, Chairman of the Committee of Managing Directors and Walter Van de Vijver, Chief Executive of Exploration & Production, submitted their resignations on March 3, 2004 from all director and officer positions within the Group and the Parent Companies. Following acceptance of the final report to the GAC by the members of the Supervisory Board of Royal Dutch and the non-executive directors of Shell Transport, Judith Boynton stepped aside as Group Chief Financial Officer and as Group Managing Director and Managing Director of Shell Transport on April 18, 2004. She remained with the Group in an advisory capacity reporting to the Chief Executive Jeroen van der Veer. Ms Boynton left the Group, by mutual agreement, effective December 31, 2004.
Jeroen van der Veer, President and Managing Director of Royal Dutch, succeeded Sir Philip Watts as Chairman of the Group’s Committee of Managing Directors; Lord Oxburgh was appointed non-executive Chairman of Shell Transport and Chairman of Conference; and Malcolm Brinded was appointed Chief Executive of Exploration & Production, a director of Shell Transport and Vice Chairman of the Committee of Managing Directors. Mr. Brinded resigned from his position as a Managing Director of Royal Dutch. On June 23, 2004, Peter Voser was appointed Group Chief Financial Officer and a director of Shell Transport with effect from October 4, 2004. Linda Cook was appointed a Managing Director of Royal Dutch on August 1, 2004.
Deficiencies relating to reserves reporting
The 2004 Form 20-F of Royal Dutch and Shell Transport gives effect to the Reserves Restatements and the Financial Restatements. In connection with the First Reserves Restatement, Royal Dutch and Shell Transport determined, based largely upon the investigation for the comparative periods and a report to the GAC, that there were deficiencies and material weaknesses in the internal controls relating to proved reserves bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves. The inappropriate booking of certain proved reserves had an effect on the financial statements, mainly understating depreciation, depletion and amortisation. To eliminate the effects on the financial statements of the inappropriate reserves bookings, Royal Dutch and Shell Transport elected to make the First Financial Restatement. The identified deficiencies and material weaknesses relating to the booking of proved reserves consist of the following:

—	the Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines;

—	there was a lack of appropriate resources and a confusion of roles and responsibilities with respect to the Group Reserves Co-ordinator and the Group Reserves Auditor;

—	the Group’s Committee of Managing Directors and the Parent Company Boards were not provided with appropriate information to inform disclosure judgments;

—	there were weaknesses in the finance function whereby the Chief Financial Officers of the businesses did not have direct reporting responsibility to the Group Chief Financial Officer;

—	there were unclear lines of responsibility for booking proved reserves;

—	there was a lack of understanding at various levels of the Group of the meaning and importance of disclosure obligations under the SEC’s rules and published guidance relating to proved reserves; and

—	there was a control environment that did not emphasise the paramount importance of the compliance element of proved reserves decisions.
Remedial Actions Taken in 2004
To address the weaknesses in the controls relating to reserves bookings identified above, the Parent Companies and the Group implemented a number of remedial actions. During March 2004 through April 2004, the Group conducted an extensive special review of the global reserves portfolio with the assistance of external reserve consultants, Ryder Scott Company. During July 2004 through December 2004, asset teams in each operating unit, using the revised guidelines and assisted in certain cases by external consultants, undertook a reservoir-by-reservoir review of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, as part of the Group’s annual reserves determination process. In addition, teams from internal audit, assisted by separate external consultants, conducted on-site reviews as part of an audit process that covered approximately 90% of such originally reported proved reserves. These reviews led to the Second Reserves Restatement. See paragraph 2 of Part IX of these Listing Particulars. The Parent Companies and the Group also effected the management changes described above under “Investigation and Report to Group Audit Committee; management changes”. In addition, as discussed in the report to the GAC, the following remedial actions were taken or are in progress:

—	Global Reserves Committee. The Group established the Global Exploration & Production Reserves Committee (the “Reserves Committee”) in order to improve consistency of standards and their application across the Group’s operations globally and strengthen the oversight of the process for approving the booking of proved reserves.

—	Group Reserves Guidelines. The Group’s guidelines for booking proved reserves have been revised with the assistance of independent petroleum engineers and counsel to ensure that these guidelines conform fully with applicable SEC rules and guidance, clarify the criteria for booking and de-booking of proved reserves (and the distinctions between regulatory requirements and the Group’s internal reserves classifications) and improve their utility for all users. It is expected that future revisions of the guidelines will occur only as necessary and as early as possible in the year to allow engineers to understand the implications well in advance of the submission of reserves volumes at year-end.

—	Training Reserves Guidelines Users. In 2004, the Group began, and in early 2005 completed training approximately 3,000 employees in the use of the revised Group Reserves Guidelines.

—	Overhaul of the office of Group Reserves Co-ordinator. Given the technical and compliance elements of reserves determinations, the Group Reserves Co-ordinator will no longer report to business planning or strategy executives in Exploration & Production but to the Director of Technology. More staff have been and will be employed to resource the vital function of the Group Reserves Co-ordinator who will also regularly use independent petroleum engineers as deemed necessary, including for the systematic training of engineers in the field. The Group Reserves Co-ordinator is responsible for the revision and ongoing maintenance and application of the Group’s Guidelines, and as such is responsible for identifying and resolving difficult areas of interpretation with the Reserves Committee and the Group Reserves Auditor as well as for identifying training needs and facilitating training sessions from both a technical and regulatory perspective. The Group Reserves Co-ordinator also has an obligation to liaise with internal legal staff on disclosure judgments on the basis of technical compliance and/or materiality.

—	Overhaul of the office of Group Reserves Auditor. The Group Reserve Auditor function has been assigned additional employees so that the audit cycle of the Group’s reserves can be made more frequent and each audit can be made more rigorous. The Group Reserves Auditor and his or her staff now report to the Group Chief Internal Auditor to increase the independence of the Group Reserves Auditor function. The Group Reserves Auditor also regularly uses independent external petroleum engineers to complement and develop in-house expertise.

—	Clarification of roles and responsibilities of the Group Reserves Auditor and the Group Reserves Co-ordinator. The roles of the Group Reserves Auditor and Group Reserves Co-ordinator have been redefined to make clear that they must retain a respectful separation and independence so as to allow the Group Reserves Auditor to challenge the Group Reserves Co-ordinator and Exploration & Production reserve booking decisions more effectively as parts of the Group internal audit function.

—	Removal of reserves from scorecards. Scorecards are used internally to gauge the performance of the Group’s businesses against identified goals for purposes of management evaluation and for calculating management bonuses. Reserves bookings have been removed from performance scorecards of individuals associated with the reserves assurance process, including senior executives.

—	Improved visibility and accounting of reserves issues by senior management and directors. The Group’s Executive Committee (prior to October 2004, the Group’s Committee of Managing Directors) collectively approve the reserve bookings and de-bookings taken by Exploration & Production. Following this approval, a review of the overall outcome is considered by the Group Audit Committee.

—	Enhanced accountability of Business CFOs to the Group CFO. The Chief Financial Officers of the businesses now report directly to the Group Chief Financial Officer. This reorganisation is designed to improve the ability of the Group Chief Financial Officer to have effective oversight of financial issues relating to the business units. It also enables the Group Chief Financial Officer, in turn, to inform colleagues and directors of important disclosure issues, as required.

—	Strengthening of line responsibilities for reserve reporting. The line authorities and accountabilities for reserve reporting have been reinforced as follows:

—	to clarify that the local Chief Reservoir Engineer is responsible for ensuring that reserves bookings and de-bookings are compliant with SEC rules and requiring that any booking and de-booking decisions are only made with appropriate, auditable documentation and after completion of the appropriate challenge processes;

—	to place business and financial responsibility on the Regional Technical Director and Regional Finance Manager, respectively, for the decisions of their Chief Reservoir Engineer;

—	to clarify that responsibility for booking and debooking decisions rests with the Chief Financial Officer of Exploration & Production and the Director of Technology of Exploration & Production,

working together with the Group Reserves Co-ordinator and the other members of the Reserves Committee;

—	to provide for the approval of these decisions by the Group’s Executive Committee; and

—	finally, to provide for final review by the Group Audit Committee.

—	Enhancement of the Legal Function. To improve the ability of the senior management to benefit from appropriate legal advice, provision has been made for the Group Legal Director to have the ability to attend meetings of the Group’s Executive Committee, the Conference and the Parent Company Boards. Similarly, the General Counsel of the various businesses, who attend the executive committee meetings of those businesses, have been expressly given the task of identifying disclosure issues for consideration at a higher level. All lawyers at the Group level and the Parent Companies, including the Corporate Secretaries of the Parent Companies, now report to the Group Legal Director, except to the extent inappropriate under applicable legal and fiduciary requirements or governance codes when they report directly to the Parent Company Boards. The legal function has been given responsibility for actively identifying training needs in areas of disclosure, reporting obligations and corporate governance and devising training programs to address those needs.

—	Enhancement of the Disclosure Committee. The role of the Group’s existing Disclosure Committee has been enhanced and the Committee is now chaired by the Group Legal Director. The Disclosure Committee has also been given regular access to the Group’s Executive Committee to assess the adequacy of disclosures and ensure the awareness and approval of the Group’s Executive Committee of those disclosures. In carrying out its responsibility to ensure accuracy, completeness and consistency with other disclosures, the Disclosure Committee will be asked to provide a second level of control over the substantive content of disclosures.

—	Reduction of Job Rotation. The Group examines the tenure of individuals in key functions. While it is important for numerous reasons to expose people to different experiences within the Group, it is accepted that the period of rotation of certain positions should be extended and, upon rotation, complete and detailed handover notes should form the basis for a formal transfer.

—	Document Retention Policy. A consistent policy has been prepared to be put into place. Following implementation, this policy will be disseminated throughout the Group.

—	Promoting Communication and Compliance. Group-wide communications have taken place, and will continue, in which the Group’s senior management emphasises to all employees that integrity and compliance concerns must be raised with the internal audit or legal functions, and must be investigated thoroughly and openly, regardless of who is involved. This policy will be communicated forcefully and frequently. Moreover, a working group of senior executives has been formed to evaluate ways to enhance the effectiveness of the Group’s compliance efforts and to promote consistent communication of compliance requirements throughout the Group. A Group Compliance Officer was appointed in January 2005.

12.    Principal accountants fees and services
The following table sets forth the fees paid to KPMG and PricewaterhouseCoopers, the Group’s registered independent public accountants for each of the years for which audited financial statements appear in these Listing Particulars, by the Group (including its consolidated subsidiaries):
Group

	$ million
			2002
	2004	2003	As restated
Audit fees	42	32	27
Audit-related fees(a)	13	11	17
Tax fees(b)	9	7	6
All other fees(c)	6	6	12

(a)	Fees for audit-related services such as employee benefit plan audits, due diligence assistance, assurance of non-financial data, operational audits, training services and special investigations.

(b)	Fees for tax compliance, tax advice and tax planning services.

(c)	Primarily non-audit IT system review services.
The following table sets forth the fees paid by Royal Dutch to KPMG Accountants N.V., Royal Dutch’s registered independent public accountants for each of the years for which audited financial statements appear in this Report:
Royal Dutch

	€ thousands
	2004	2003	2002
Audit fees	190	245	140
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees	—	—	—
The following table sets forth the fees paid by Shell Transport to PricewaterhouseCoopers LLP, Shell Transport’s registered independent public accountants for each of the years for which audited financial statements appear in this Report:
Shell Transport

	£ thousands
	2004	2003	2002
Audit fees	155	129	31
Audit-related fees(d)	16	32	23
Tax fees	—	—	—
All other fees	—	—	—

(d)	Fees for all other non-audit services relate to advice in respect of the financial reporting and disclosure impact of developments in accounting policies and business activities of the Royal Dutch/ Shell Group on the financial statements of Shell Transport, including proposed developments in International Financial Reporting Standards.
The Group Audit Committee approved 54% of the aggregate fees set forth in the tables above in the rows entitled “Audit-related fees,” 84% of the aggregate fees set forth in the tables above in the rows entitled “Tax fees” and 100% of the aggregate fees set forth in the tables above in the rows entitled “All other fees”. The Group Audit Committee approves services to be provided by the external auditors KPMG and PricewaterhouseCoopers.

PART IX

EXPLORATION AND PRODUCTION AND RESERVES
Paragraphs 1 and 2 of this Part IX have been extracted without material amendment from the 2004 Form 20-F of Royal Dutch and Shell Transport. Cross-references have been amended or added (to the extent necessary) to enable easy reference to the relevant material. In this Part IX, references to “Shell” mean the Group and references to “Parent Companies” mean Royal Dutch and/or Shell Transport.
None of the financial information in this Part IX has been audited.
1.     Exploration and Production

(a)	General
The Group and its associated companies involved in the exploration for and production of crude oil and natural gas operate under a broad range of laws and regulations that change over time. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Group interests:

—	Licences (or concessions) which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint- venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases the state oil company or agency has an option to purchase a certain share of production. The lease agreement, typical in North America, is generally the same except for treatment of royalties paid in cash (see below).

—	Production sharing contracts (PSC) entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or be on a per-field basis.

Group companies’ exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown below.
Details of Group companies’ and the Group share of associated companies’ estimated net proved reserves are summarised in the following table and are set out under the heading “Proved reserves (unaudited)” in paragraph 2 of this Part IX of these Listing Particulars. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.

As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)(1) previously booked at December 31, 2002 as proved reserves were recategorised as not proved (the First Reserves Restatement).
In connection with the First Reserves Restatement, Royal Dutch and Shell Transport determined, based largely upon the investigation and report to the Group Audit Committee (GAC), that there were deficiencies and material weaknesses in the internal controls relating to proved reserves bookings and disclosure controls that allowed volumes of oil and gas to be improperly booked and maintained as proved reserves. The inappropriate booking of certain proved reserves had an effect on the financial statements, mainly understating depreciation, depletion and amortisation. To eliminate the effects on the financial statements of the inappropriate reserves bookings, Royal Dutch and Shell Transport elected to restate their financial statements (the First Financial Restatement). For a discussion of the identified deficiencies and material weaknesses relating to the booking of proved reserves and of the remedial action taken to address these deficiencies, see Part VIII of these Listing Particulars.
As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review and, together with the First Half Review, the Reserves Reviews). As a result of the Second Half Review, 1,371 million barrels of oil equivalent (boe) previously booked at December 31, 2003 as proved reserves were recategorised as not proved. These changes are reflected in the restatement of proved reserves and the standardised measure of future cash flows contained in this Report (the Second Reserves Restatement and together with the First Reserves Restatement, the Reserves Restatements). The Second Reserves Restatement was also reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with US Securities and Exchange Commission (SEC) on March 7, 2005.
The following tabulation of proved reserves reflects the situation after taking into account the effects of these re-categorisations, including restatement of previously reported figures. Further information on these re-categorizations and restatements is provided in “Proved reserves (unaudited)” in paragraph 2 of this Part IX of these Listing Particulars.

Proved developed and undeveloped reserves(a)

	million barrels
		2003	2002
(at December 31)	2004	As restated	As restated
Crude oil and natural gas liquids
Group companies	3,761	5,009	5,782
Group share of associated companies	1,127	805	858

	thousand million standard cubic feet
Natural gas
Group companies	37,525	38,370	37,757
Group share of associated companies	3,041	3,188	3,308

(a)	Excludes oil sands.

(1)	For this purpose the Group has converted natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Capital expenditure and exploration expense by geographical area(a)

	$ million
(oil and gas exploration and production only)	2004	2003	2002
Europe	1,792	2,185	7,519
Africa(b)	2,053	1,861	1,674
Asia Pacific(c)	447	579	537
Middle East, Russia, CIS(d)	3,217	2,155	785
USA	1,282	1,652	2,015
Other Western Hemisphere	588	686	600

	9,379	9,118	13,130

(a)	Capital expenditure is the cost of acquiring property, plant and equipment, and — following the successful efforts method in accounting for exploration costs — includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are substantially complete. The amounts shown above exclude capital expenditure relating to the Athabasca Oil Sands Project. In addition, the amount shown above includes acquisitions and the costs of acquiring Enterprise Oil (“Enterprise”) in 2002 of $5.3 billion. This has been included within the amount shown for Europe.

Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred, and exploratory drilling costs which were initially taken up in capital expenditure pending determination of commercial reserves but where the efforts are subsequently determined to be unsuccessful and then charged to income (with a corresponding reduction in capital expenditure). Exploration expense excludes depreciation and release of currency translation differences.

(b)	Excludes Egypt.

(c)	Excludes Sakhalin.

(d)	Middle East and Former Soviet Union/Commonwealth of Independent States, includes Caspian Region, Egypt and Sakhalin.
Average production costs of Group companies by geographical area(a)

	$/barrel of oil equivalent
		2003	2002
	2004	As restated(e)	As restated(e)
Europe	3.82	3.24	2.94
Africa(b)	3.23	2.69	2.75
Asia Pacific(c)	2.89	2.05	1.96
Middle East, Russia, CIS(d)	4.86	3.83	2.98
USA	4.26	2.93	2.67
Other Western Hemisphere	6.48	5.04	4.50
Total Group	4.04	3.19	2.83

(a)	Excludes oil sands.

(b)	Excludes Egypt.

(c)	Excludes Sakhalin.

(d)	Middle East and Former Soviet Union/Commonwealth of Independent States, includes Caspian Region, Egypt and Sakhalin.

(e)	Restated as detailed in footnote (a) in Note 26(c) of Part XIII of these Listing Particulars.

Crude oil and natural gas liquids production(a)

	thousand barrels/day
	2004		2003		2002(b)	2001	2000
Europe
UK	275		354		402	311	378
Norway	129		143		131	89	87
Denmark	142		141		140	130	129
Italy	21		19		—	—	—
Netherlands	8		8		9	10	13
Germany	5		5		5	6	6
Others	(c	)	1		9	1	(c	)

	580		671		696	547	613

Other Eastern Hemisphere
Africa
Nigeria	349		314		215	250	239
Gabon	35		35		46	56	69
Cameroon	15		16		17	19	21
Others	—		—		2	3	3

	399		365		280	328	332

Middle East
Oman(d)	246		269		319	327	326
Abu Dhabi	133		126		100	94	96
Syria	35		44		49	48	50
Russia	32		30		33	23	9
Egypt(e)	10		11		11	14	10
Others	15		17		13	—	—

	471		497		525	506	491

Asia Pacific
Brunei	98		103		101	97	95
Australia	60		73		92	99	111
Malaysia	47		51		59	60	56
China	20		22		24	23	25
New Zealand	15		19		29	30	9
Thailand	—		14		15	16	18
Others	3		3		5	—	—

	243		285		325	325	314

Total Other Eastern Hemisphere	1,113		1,147		1,130	1,159	1,137

USA	375		414		442	411	417

Other Western Hemisphere
Canada	40		44		43	47	46
Venezuela	22		46		46	44	44
Brazil	43		11		2	2	2
Others	—	(c)	—	(c)	—	1	3

	105		101		91	94	95

Total	2,173		2,333		2,359	2,211	2,262

	million tonnes a year
Metric equivalent	109		117		118	111	113
Data reflect continuing and discontinued operations. Production of crude oil and natural gas from discontinued operations, see Note 4 of Part XIII of these Listing Particulars, was 10 thousand boe/day in 2004 (2003: 36; 2002: 40).

(a)	Of Group companies, plus Group share of associated companies, and including natural gas liquids (Group share of associated companies is assumed to be equivalent to Group interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

(b)	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

(c)	Less than one thousand barrels daily.

(d)	Exceptionally, the minority interest is deducted in respect of production volumes given for Petroleum Development Oman.

(e)	Egypt was previously included in Africa.

Natural gas production available for sale(a)

	million standard cubic feet/day
	2004	2003	2002(b)	2001	2000
Europe
Netherlands	1,667	1,527	1,527	1,555	1,431
UK	984	1,002	1,148	1,196	1,118
Germany	411	437	408	428	450
Denmark	383	302	313	309	300
Norway	260	287	242	176	199
Others	34	32	29	20	17

	3,739	3,587	3,667	3,684	3,515

Other Eastern Hemisphere
Africa
Nigeria	375	352	244	219	177

	375	352	244	219	177

Middle East
Oman	471	468	786	553	459
Egypt	211	228	232	248	140
Syria	9	11	16	18	23

	691	707	1,034	819	622

Asia Pacific
Malaysia	739	706	664	580	553
Brunei	554	549	508	491	450
Australia	436	403	373	379	367
New Zealand	258	288	461	470	157
Others	145	190	119	108	98

	2,132	2,136	2,125	2,028	1,625

Total Other Eastern Hemisphere	3,198	3,195	3,403	3,066	2,424

USA	1,332	1,527	1,679	1,598	1,644

Other Western Hemisphere
Canada	449	466	473	507	478
Others	90	74	64	47	35

	539	540	537	554	513

Total	8,808	8,849	9,286	8,902	8,096

Data reflect continuing and discontinued operations. Production of crude oil and natural gas from discontinued operations, see Note 4 of Part XIII of these Listing Particulars, was 10 thousand boe/day in 2004 (2003: 36; 2002: 40).

(a)	By country of origin from gas produced by Group and associated companies (Group share). In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

(b)	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

Natural gas production available for sale(a)

	million standard cubic metres/day
	2004		2003		2002(b)		2001		2000
Europe
Netherlands	47		43		43		44		40
UK	28		28		32		34		32
Germany	12		12		12		12		13
Denmark	11		9		9		9		8
Norway	7		8		7		5		6
Others	1		2		1			(c)		(c)

	106		102		104		104		99

Other Eastern Hemisphere
Africa
Nigeria	11		10		7		6		5

	11		10		7		6		5

Middle East
Oman	13		13		22		16		13
Egypt	6		6		7		7		4
Syria		(c)		(c)		(c)	1		1

	19		19		29		24		18

Asia Pacific
Malaysia	21		20		19		16		16
Brunei	16		16		14		14		13
Australia	12		11		11		11		10
New Zealand	7		8		13		13		4
Others	4		6		3		3		3

	60		61		60		57		46

Total Other Eastern Hemisphere	90		90		96		87		69

USA	38		43		48		45		46

Other Western Hemisphere
Canada	13		13		13		15		14
Others	2		2		2		1		1

	15		15		15		16		15

Total	249		250		263		252		229

Data reflect continuing and discontinued operations. Production of crude oil and natural gas from discontinued operations, see Note 4 of Part XIII of these Listing Particulars, was 10 thousand boe/day in 2004 (2003: 36; 2002: 40).

(a)	By country of origin from gas produced by Group and associated companies (Group share). In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

(b)	The acquisition of Enterprise contributed some 180 thousand barrels of oil equivalent per day to 2002 total hydrocarbon production (9 months of production averaged over the full year). Production came mainly from assets in the UK and Norway.

(c)	Less than one million cubic metres daily.

Location of activities(a)(b)

	Exploration		Production		Shell Operator(c)

(at December 31, 2004)	Onshore	Offshore	Onshore	Offshore	Onshore	Offshore
Europe
Austria	●		●		●
Denmark		●		●
Germany	●		●	●
Ireland		●				●
Italy			●		●
Netherlands	●	●	●	●	●	●
Norway		●		●		●
UK		●		●		●
Africa
Angola		●
Cameroon		●		●		●
Gabon	●	●	●		●	●
Morocco		●				●
Nigeria	●	●	●	●	●	●
Asia Pacific
Australia	●	●	●	●
Brunei	●	●	●	●	●	●
China		●		●	●	●
Malaysia		●		●		●
New Zealand		●	●	●	●	●
Pakistan		●	●			●
Philippines		●		●		●
Middle East, Russia, CIS
UAE (Abu Dhabi)	●		●
Azerbaijan		●
Egypt	●	●	●		●	●
Iran				●		●
Kazakhstan		●	●		●
Qatar						●
Oman	●		●		●
Russia	●		●	●	●	●
Saudi Arabia	●				●
Syria			●		●
USA
USA	●	●	●	●	●	●
Other Western Hemisphere
Argentina			●
Canada	●	●	●	●	●
Brazil		●		●		●
Venezuela				●		●

(a)	Including associated companies.
(b)	Where an associated company has properties outside its base country, those properties are not shown in this table.
(c)	In several countries where “Shell Operator” is indicated, a Group interest company is operator of some but not all exploration and/or production ventures.

Oil and gas acreage(a)(b)(c)(d)

			thousand acres		thousand acres
			2004				2003
							Undeveloped
	Developed		Undeveloped		Developed		As restated

(at December 31)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	8,449	3,200	14,024	4,904	10,172	3,204	15,977	5,307
Africa(e)	6,597	2,058	15,584	8,398	6,956	2,193	18,595	10,253
Asia Pacific(f)	7,094	3,283	106,326	29,388	3,793	1,638	113,978	33,357
Middle East, Russia, CIS(g)	34,753	11,152	63,469	29,882	34,729	11,062	65,106	30,079
USA	961	531	3,998	2,864	1,512	694	4,040	2,802
Other Western Hemisphere	855	529	27,236	20,421	853	529	28,094	19,835

	58,709	20,753	230,637	95,857	58,015	19,320	245,790	101,633

Number of productive wells(a)(b)

							2003
			2004				Gas
	Oil		Gas		Oil		As restated

(at December 31)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,786	478	1,445	491	1,799	468	1,432	485
Africa(e)	1,215	396	36	12	1,380	414	43	14
Asia Pacific(f)	1,191	551	237	90	1,313	726	247	99
Middle East, Russia, CIS(g)	3,795	1,198	40	38	3,673	1,145	203	129
USA	16,131	8,163	719	520	15,891	7,998	697	486
Other Western Hemisphere	117	112	329	270	116	111	322	265

	24,235	10,898	2,806	1,421	24,172	10,862	2,944	1,478

Number of net productive wells and dry holes drilled(a)

			2003		2002		2001		2000
	2004		As restated		As restated		As restated		As restated

	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
Exploration
Europe	6	2	6	3	9	4	6	4	7	3
Africa(e)	3	1	5	—	6	4	7	1	4	1
Asia Pacific(f)	5	5	5	7	3	3	8	12	5	6
Middle East, Russia, CIS(g)	7	2	7	4	5	4	6	4	8	4
USA	2	3	10	—	10	4	2	4	9	4
Other Western Hemisphere	1	2	2	5	2	2	3	3	1	2

	24	15	35	19	35	21	32	28	34	20

Development
Europe	27	—	19	1	47	—	38	—	15	—
Africa(e)	11	—	20	1	39	—	14	—	12	—
Asia Pacific(f)	22	1	41	2	42	1	56	2	40	3
Middle East, Russia, CIS(g)	150	6	149	4	83	12	90	8	98	6
USA	504	1	465	—	559	1	549	2	492	3
Other Western Hemisphere	10	1	8	—	31	—	25	—	11	1

	724	9	702	8	801	14	772	12	668	13

(a)	Including associated companies.

(b)	The term “gross” relates to the total activity in which Group and associated companies have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of associated companies’ fractional interests.

(c)	One thousand acres equals approximately four square kilometres.

(d)	Excludes oil sands.

(e)	Excludes Egypt.

(f)	Excludes Sakhalin.

(g)	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

thousand acres				thousand acres				thousand acres
		2002				2001				2000
		As restated				As restated				As restated
Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
10,417	3,259	19,752	6,930	9,570	3,031	12,616	4,581	9,399	2,973	13,951	4,920
6,289	1,886	25,394	15,516	6,489	1,984	20,804	11,658	6,491	1,973	18,963	11,261
3,963	1,864	118,471	40,446	3,762	1,816	115,294	41,691	3,766	1,599	85,219	37,893
35,448	11,435	18,544	12,771	34,509	11,021	22,921	15,379	34,504	10,962	25,546	18,648
1,557	754	4,670	3,183	1,599	702	3,931	2,609	1,967	934	4,280	2,743
832	509	33,338	22,840	767	492	35,709	22,001	1,197	824	49,219	27,368

58,506	19,707	220,169	101,686	56,696	19,046	211,275	97,919	57,324	19,265	197,178	102,833

		2002				2001				2000
		As restated				As restated				As restated
Oil		Gas		Oil		Gas		Oil		Gas

Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
2,002	533	1,454	458	1,618	429	1,299	427	1,640	442	1,349	438
1,399	446	42	13	1,614	550	45	15	1,663	565	47	16
1,317	726	205	95	1,242	588	199	91	1,162	542	199	77
3,456	1,085	179	115	3,210	1,031	131	91	3,085	990	86	66
15,686	8,294	945	686	16,717	8,511	956	658	17,870	8,870	1,044	627
112	110	314	259	86	86	298	251	338	193	274	230

23,972	11,194	3,139	1,626	24,487	11,195	2,928	1,533	25,758	11,602	2,999	1,454

Number of wells drilling(a)(b)

	Exploration		Development		Total

(at December 31, 2004)	Gross	Net	Gross	Net	Gross	Net
Europe	6	2	10	4	16	6
Africa(c)	1	—	4	1	5	1
Asia Pacific(d)	2	1	5	2	7	3
Middle East, Russia, CIS(e)	2	1	35	11	37	12
USA	8	5	16	9	24	14
Other Western Hemisphere	8	5	12	11	20	16

	27	14	82	38	109	52

(a)	Including associated companies.

(b)	See Note b on the previous page.

(c)	Excludes Egypt.

(d)	Excludes Sakhalin.

(e)	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.
(b)    Major interests

Major oil and gas interests as well as recent developments in countries where Group or associated companies have exploration and production interests are summarised, by country, in the following pages. Certain aspects of the legislation, regulations or agreements affecting the activities of the significant companies are also included.
Europe
Denmark A Group company has a 46% non-operator interest in a producing concession until 2012. The interest will be reduced to 36.8% thereafter, when the state will take a 20% interest in the concession. The licence was extended until 2042 in late 2003. Further, it holds interests in two (non-operated) exploration licences. Three other licences were relinquished in 2004.

Germany A Group company holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB) joint venture (50:50). Exploration and production licences are awarded under the terms of Germany’s Federal Mining Law. Most licences are awarded to more than one company and are governed by joint ventures. Operatorship is normally awarded to the party holding the highest equity share. BEB is involved in some 30 joint ventures with varying interests and is the main operator in Germany. Further German interests include the 43% Group share in the outside-operated Deutsche Offshore Konsortium. Royalties are determined by the individual German states on a yearly basis and are different for the production of natural gas and oil. Royalty incentives are given for the development of tight gas reservoirs. Activities include production activities, gas storage, the operation of two large sour gas treatment plants, numerous compression stations and some 3,000 km of pipelines.
Ireland Shell E&P Ireland Ltd. (Group interest 100%) is the operator for the Corrib Gas Project (Shell equity 45%), currently under development, and has further exploration interests in four licences offshore Ireland, of which three are operated and one is non-operated. In October 2004, planning permission was granted for a proposed gas terminal at Bellanboy Bridge, County Mayo to bring Corrib gas ashore.
Italy Shell Italia E&P S.p.A. (Group interest 100%) was part of the Group’s 2002 acquisition of Enterprise Oil. The main assets are onshore in southern Italy and include various interests in producing assets (Monte Alpi, Monte Enoc and Cerro Falcone which are operated by Eni on behalf of the JV partners), development projects (including Tempa Rossa, managed by Total) and nearby exploration prospects.
Netherlands The Group share of natural gas and crude oil in the Netherlands is produced by Nederlandse Aardolie Maatschappij B.V. (NAM), (Group interest 50%) in a 50:50 joint venture. An important part of NAM’s gas production is from its very large onshore Groningen gas field in which the Dutch state has a 40% financial interest (through the wholly state-owned company EBN). NAM’s production of oil and gas is covered by production licences. Government participation in development and production varies between 0% and 50%, depending mainly on the legislation applicable when the licences were granted and whether the participation covered gas or oil. Production is preceded by an exploration licence, the duration of which, since 1997, varies with the work programme that has to be submitted with the application for a licence. In practice, this means a period of about three to ten years, which can be shortened by the authorities when the exploration effort falls short of the licence or permit programme. Upon making a commercial discovery, a production licence is granted. Production licences with respect to onshore fields, that were originally granted as onshore concessions under former legislation, are not currently limited in time but the duration of the licences with respect to offshore fields and licences granted under the new Mining Act (both relating to offshore and onshore) vary with the estimated production period — normally a period of 15 to 45 years.
Norway As part of the Group’s acquisition of Enterprise in 2002, various assets owned by Enterprise Oil Norway AS (EONAS) were acquired. EONAS was brought under the ownership of A/S Norske Shell (Group interest 100%) in March 2003. A/S Norske Shell holds an interest in a number of production licences, seven of which encompass producing oil and gas fields. A/S Norske Shell also holds an interest in several potential development assets, including Ormen Lange and Skarv. The development decision for the major Ormen Lange gas development discovered in 1997 was taken by the joint venture in 2003, involving an onshore plant/terminal and pipelines for transportation to the markets in the UK and continental Europe. Of the exploration licences acquired through Enterprise, the majority have been divested, farmed out or relinquished. During 2004, Shell divested its interest in the producing Murchinson Field (Norwegian sector). Shell International Pipelines Inc. (Group interest 100%) holds interests in gas transportation and processing systems, pipelines and terminals. The licence period for these assets expires in the period from 2010 to 2020.
United Kingdom Shell UK Limited (Group interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK (by production volumes). Shell operates most of its interests in the UK Continental Shelf on behalf of a 50:50 joint venture. Most of Shell UK’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector of the North Sea. Crude oil comes from the central and northern fields, which include Brent, Nelson and Shearwater. Shell UK also has interests as a non-operator partner principally in the Atlantic margin, West of

Shetlands (Schiehallion/Loyal) fields. Licences issued before August 20, 1976 were valid for an initial period of six years. Following successful exploration, these were extended for a further 40 years in respect of half the original licence area. Licences issued between August 20, 1976 and June 13, 1980 were valid for an initial period of four years followed by a second period of three years. In cases of successful exploration, these licences were extended for a further 30 years after relinquishment of two-thirds of the acreage. From June 14, 1980, licences were granted for an initial period of six years (nine years for deepwater), and in successful cases extended for a further 30 years (40 years for deepwater) in respect of no more than half the licence area. Licences issued since July 1988 carry an additional requirement that if, after 12 years of the 30-year period, no field development has been approved, the licence must be surrendered. No royalty is payable on production from fields for which development approval was granted after April 1982; royalties for other fields was abolished with effect from January 2003. With effect from April 2002, a new oil tax on companies operating in the British North Sea was enacted, raising the marginal corporate tax rate from 30% to 40%. Production under older licences is also subject to Petroleum Revenue Tax. The overall effective tax rate changes annually, falling over time as the relative share of production from older licences declines. As part of the acquisition of Enterprise in 2002, various assets owned by Enterprise Oil UK Limited were acquired. During 2003 and 2004 a number of non-core assets were divested, including interests in the producing fields Kittiwake, Mallard, Montrose, Arbroath, Magnus, East Foinaven, Alba, Orion, Indefatigable, Scott and Telford.
Africa
Angola Shell Development Angola B.V. (SDAN) sold its non-operated interest of 50% in Block 18 in December 2004 to Sonangol. Shell Deepwater Development A/S has a non-operating interest of 15% in Block 34.
Cameroon Pecten Cameroon Company (PCC) (Group interest 80%) has a 40% working interest in a PCC operated property (Mokoko-Abana), 24.5% interest in a non-operated property (Rio del Rey) and a 25% interest in exploration licences with the state oil company (SNH) and another partner.
Gabon Shell Gabon (Group interest 75%) has interests in eight onshore concessions/ exploitation permits, five of which (Rabi/Kounga, Gamba/ Ivinga, Toucan, Totou and Bende) are operated by the company. The Rabi/Kounga concession was transferred to a PSC with effect from January 1, 2003; it expires in 2022 and includes an option for a five-year extension. The Gamba/ Ivinga concession expires in 2042. The Toucan concession expires in 2023 while the Totou/ Bende concession expires in 2020. The other three concessions (Avocette, Coucal and Atora) expire between 2010 and 2018. Production in Gabon is dominated by the Rabi field, which is operated by Shell Gabon, which holds a 42.5% equity interest in the field. Shell Gabon’s portfolio also includes three exploration permits, one around the Gamba/ Ivinga concession and two near the Rabi, Toucan and Avocette fields (Awoun and Ozigo). The Kenguerie Marin permit offshore Libreville held by Shell Gabon was relinquished in 2003. Two Group companies, Shell Offshore North Gabon B.V. (SONG) and Shell Offshore Gabon B.V. (SOSG), hold three permits in ultra-deepwater areas in the north and south. In 2003 SOSG relinquished four offshore licences (Panga, Douka, Astrid and Anton).
Morocco Two Group companies, Shell Exploration et Production du Maroc GmbH (SEPM), and Shell Deepwater Exploration Morocco GmbH (SDEM) have interests in two exploration licences offshore Morocco. SEPM is operator of and has a 60% paying interest in five deepwater “Rimella” blocks A-E. Partners are Repsol YPF (26.7%) and Wintershall (13.3%) during 2004. The exploration licence is for an initial period of five years (effective January 2001). SDEM is operator and has a 51.46% equity interest (68.62% paying interest) in Cap Draa offshore concession. Other partners are Wintershall AG (15.69%) and Energy Africa Morocco Ltd (15.69%).
Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Group interest 100%) is the operator of a joint venture (Group interest 30%) with the Nigerian National Petroleum Corporation and two other companies. The venture’s onshore oil and gas mining leases expire in 2019 and offshore leases expire in 2008. In late 2004, the government of Nigeria revoked some SPDC licences. Discussions on this continue into 2005. SPDC expects to retain the majority of the value in the licences. The licences in question are undeveloped and contain no proved reserves.

Shell Nigeria Exploration & Production Company (SNEPCO) (Group interest 100%) operates under a PSC (30-year term) with a 55% working interest in deepwater block OPL-212 and OPL-219. SNEPCO also has a 49.81% interest in deepwater blocks OML-125 and OPL-211 (Agip operated), and a 43.75% interest in deepwater block OPL-209 (ExxonMobil operated).
Shell Nigeria Offshore Prospecting Limited (SNP) (Group interest 100%) has a 35% working interest in block OPL250 (PSC, ChevronTexaco operated).
Shell Nigeria Ultra Deep Limited (SNUD) (Group interest 100%) has a 100% interest in block OPL245 (PSC).
Shell Nigeria Exploration Properties Alpha Ltd. (SNEPA) (Group interest 100%) operates under a 100% working interest in deepwater block OPL322 (40% Shell equity, 50% PSC with NNPC, 10% PSC with indigenous operator Dajo Oil).
Somalia Shell Somalia B.V. holds a 50% working interest and operatorship of Blocks M3-M7, where operations are currently suspended due to force majeure conditions.
Asia Pacific
Australia Shell Development Australia (SDA) (Group interest 100%) has interests in a number of offshore production and exploration licences in the Carnarvon basin (namely the North-West Shelf (NWS) and Greater Gorgon fields), Browse basin and Timor Sea area. The interests are either held directly and/or indirectly through a shareholding (34%) in Woodside Petroleum Ltd. (Woodside), which is the operator on behalf of six joint-venture participants of the NWS gas/condensate and oil fields. Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility on the Burrup peninsula. Woodside is also the operator of the producing Laminaria and Corallina fields situated in the Timor Sea. In 2005, SDA announced its divestment of non-operated stakes in the Laminaria and Corallina fields. Together with Woodside, Shell also has interests in significant liquid-rich gas fields in the Timor Sea (notably Greater Sunrise) as well as the Browse basin. SDA is also a non-operating participant in the Gorgon Joint Venture in the Carnarvon basin (operator Chevron Texaco Australia Pty Ltd), with interests ranging from 12.5% to 28.57% in gas fields in the Greater Gorgon area, situated West of Barrow Island.
Bangladesh In June 2004, a Group company divested a 37.5% interest in the Sangu field development area. Another Group company divested a 45% interest in exploration Block 5, a 22.5% interest in Block 7, and a 45% interest in Block 10.
Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (the other 50% shareholder being the Brunei government). The company, which has long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%). A Group company has a 35% share in the non-operated Block B Joint Venture (BBJV) concession where gas is produced from the Maharaja Lela Field.
China Group companies hold a 30% interest in the offshore South China Sea Xijiang producing field. Shell holds 100% of the contractor’s interest in the Changbei Petroleum Contract with China National Petroleum Corporation (CNPC), to assess the development potential of the Changbei gas field in the Ordos Basin of western onshore China.
Malaysia Group companies have 19 PSCs with the state oil company Petronas. In many of these contracts Petronas Carigali Sendirian Berhad (PCSB), a 100% Petronas subsidiary, is the sole joint venture partner. Shell is the operator, with a 50% working interest, of eight non-associated producing gas fields and the operator, with a 37.5% working interest, of a further two non-associated producing gas fields. The majority of the gas is supplied to Malaysian LNG Sendirian Berhad (Group interest 15% in MLNG Dua & Tiga plants) for deliveries of liquefied natural gas to customers mainly in Taiwan, Japan and Korea. Regarding oil production and exploration, Shell has a 40% equity stake in the non-operated Baram Delta PSC and exploration interests in the deepwater SK-E block and inboard blocks SK-307, SK-308 and SK-312. Shell operates five producing fields in Sabah waters of which Kinabalu (80% equity share) is the largest. Group companies also have PSCs for exploration and production in Blocks SB-301, SB-303, SB-G and SB-J offshore Sabah. A Group company operates an exploration licence offshore Peninsular Malaysia (PM-303), where Shell also holds a 50% interest in Blocks PM-301 and PM-302, which are operated by a Joint Operating Company with PCSB.
New Zealand Group companies have a 83.75% interest in the production licence for the offshore Maui gas field. In addition, Group companies have a 50% interest in the onshore Kapuni gas field and a 48% interest in the undeveloped Pohokura gas field. The gas produced is sold domestically, mainly under long-term contracts. Group companies also have interests in other exploration licence areas in the Taranaki Basin. All of these interests are operated by Shell Todd Oil Services Ltd, a service company (Group interest 50%).
Pakistan A Group company (Group interest 100%) holds a 28% non-operated interest in the Bhit and Badhra Development and Production Leases. These leases were excised from the Kirthar Exploration Licence which was relinquished in 2003. Another Group company (Group interest 100%) holds 47.5% of an operated deepwater licence offshore of Pakistan that was acquired in April 1998. The Group originally held a 95% interest in this licence, which was reduced following a farm-out of 50% of the Group interest in 2003.
Philippines Group companies hold a 45% interest in the deepwater PSC for block SC-38. The SC-38 interest includes an exploration area and a production licence, the latter relating to the Malampaya and San Martin fields. Current production is gas and condensate from the Malampaya field via a platform located offshore north west of the island of Palawan. Condensate is exported via tankers at the platform and gas is transported via 504 km pipeline to an onshore gas plant in Batangas, on the main island of Luzon. Gas is sold to three combined-cycle gas turbine power plants. In addition to SC-38, Shell currently holds a 50% interest in the deepwater exploration acreage of GSEC-99 north east of Palawan Island.
Thailand In January 2004, a Group company was sold, which held a 75% interest in the onshore S1 concession, containing the producing Sirikit oil field, and a 100% interest in the non-producing offshore Block B6/27.
Middle East, Russia, CIS (including Sakhalin, Egypt and Caspian region)
Abu Dhabi Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which a Group company’s concessionary share is 9.5% (licence expiry in 2014), arising from a 23.75% Group interest in the Abu Dhabi Petroleum Company, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. A Group company has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons, for export sales from wet associated natural gas produced by Abu Dhabi Petroleum Company.
Azerbaijan A Group company holds a 25% interest in the non-operated Inam licence, offshore of Azerbaijan.
Egypt Shell Egypt (Group interest 100%) participates as operator in five exploration concessions (the West Sitra concession was acquired and the Rosetta concession was divested in 2004) and in four development leases (the Rashid lease was divested in 2004). All concessions and leases are granted on the basis of PSCs. Included in Shell Egypt’s portfolio is an 84% interest in the North-eastern Mediterranean deepwater concession. Shell Egypt has a 50% interest in Badr Petroleum Company (Bapetco), a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco executes the operations for those producing fields where Shell has formal operatorship.
Iran A Group company (Group interest 100%) has a 70% interest in an agreement with the National Iranian Oil Company (NIOC) to develop the Soroosh and Nowrooz fields in the northern Gulf. This Group company is currently operating the development with a view to handing over operatorship to NIOC once full production has been reached.
Kazakhstan A Group company currently holds a 16.67% interest in the North Caspian PSC in respect of some 6,000 sq. kms offshore in the Kazakhstan sector of the Caspian Sea. Development of the giant Kashagan field (declared commercial in 2002) is ongoing. Oil and gas discoveries have also been made at Kalamkas, Aktote, Karain, and Kashagan SW and all are being further appraised. Shell holds a 50% interest in Arman Joint Venture, a small onshore producing company.
Oman A Group company has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2044, (after an extension during 2004) or at such a later date as the government and the 40% concession-owning company Private Oil Holdings Oman Ltd. (in which a Group company has an 85% shareholding) may agree.
Gas Investment and Services Company Ltd. (GISCO) (Group interest 85%) holds a gas operating agreement which appoints PDO as the operator for any gas discovered in central Oman until 2024, with provisions for extension upon agreement with the government. The first major central Oman gas project involves the supply of gas to customers in the Sur area of north-east Oman, the largest of which is Oman LNG (Group interest 30%). The GISCO funded investment in the Central Oman Gas project is repaid at December 31, 2004 by the Government of the Sultanate of Oman. The management of the Operating Agreement is therefore the sole activity and source of income of Gisco after December 31, 2004.
Qatar In July 2004, Shell signed a Development Production Sharing Agreement with the Qatar government to build a world-scale Gas to Liquids plant, with Shell as the 100% investor. Condensate-rich gas will be supplied from two platforms in the giant North Field located some 50 km offshore. The project start up is planned for 2009.
In February 2005, the Group and Qatar Petroleum signed a Heads of Agreement for the development of a large-scale LNG project (Qatargas 4, Group interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 billion cubic feet per day of gas and substantial quantities of associated liquids from Qatar’s North field, a single LNG train yielding approximately 7.8 million tonnes per annum of LNG for a period of 25 years and shipping of the LNG to the intended markets in North America and Europe. LNG deliveries are expected to commence around 2010-2012.
Russia Shell Sakhalin Holdings, B.V. (Group interest 100%) holds a 55% interest in Sakhalin Energy Investment Company Ltd. (SEIC). SEIC continues seasonal oil production from the Molikpaq facility on the Piltun-Astokhskoye field, offshore Sakhalin Island. Full development of the Piltun Satokhskoye oil field and Lunskoye gas field, including an LNG plant in the south of Sakhalin Island, continued during 2004. Salym Petroleum Development (Group interest 50%) continued to develop the Salym fields in Western Siberia during 2004. Shell holds a 5.425% interest in the Caspian Pipeline Company which manages a pipeline running from Western Kazakhstan to the Black Sea.
Saudi Arabia Shell is conducting an exploration programme in the Rub Al-Khali area in the south of the Kingdom. Shell will lead the project and has a 40% interest, with Total and Saudi Aramco holding 30% each.
Syria A registered branch of Syria Shell Petroleum Development B.V. (Group interest 100%) holds undivided participating interests ranging from 62.5% to 66.67% in three Production Sharing Contracts that expire between 2008 and 2014 (Deir Ez Zor, Fourth Annex and Ash Sham, which were each amended in 2004 to include deep and lateral formations). In addition, Group companies are parties to a gas utilisation agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants.
USA
Shell Exploration & Production Company (SEPCo) (Group interest 100%) produces crude oil, natural gas and natural gas liquids principally in the Gulf of Mexico, California, Texas and Wyoming. The majority of SEPCo’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law). As part of the Group’s acquisition of Enterprise Oil, SEPCo acquired interests in the Boomvang development, which started production in 2002, and in the Tahiti discovery. SEPCo also acquired additional interests in the Pinedale field in the Rocky Mountain region under two separate transactions.
Affiliates of SEPCo hold a 51.8% interest in a USA-based exploration and production limited liability company, Aera Energy LLC, holding exploration and production assets in California. This venture is accounted for using the equity method of accounting.
Other Western Hemisphere
Argentina Shell Compania Argentina de Petroleo (CAPSA) (Group interest 100%) holds a 22.5% interest in the Acambuco concession.
Brazil Shell Brasil Ltda (Group interest 100%) has interests in 16 deepwater exploration blocks — five operated (BS-4, BC-10, BM-ES-10, BM-S-31, and SM-170) and 11 non-operated (BC-2, BM-FZA-1, BM-S-8, BM-C-14, BM-C -25, BM-S-17, BM-S-19, SM-320, SM-322, CM-103, CM-151 and ES-M-525). Shell is in the process of withdrawing from three of these non-operated blocks (BC-2, BMC-14 and BMS-17) and formalisation is pending regulatory filings and approval in Brazil. Group interest in these blocks ranges from 15% to 100%. Shell Brasil also operates and has an 80% interest in the Bijupirá & Salema operations, offshore of Rio de Janeiro. Production from the fields commenced in August 2003. The Group retains an interest in the producing offshore Merluza gas field through Pecten Victoria Inc (Group interest 100%). The field is operated by Petrobras.
Canada Shell Canada Ltd (Group interest 78%) is a significant producer of natural gas, natural gas liquids, bitumen, synthetic crude and sulphur. The majority of its gas production comes from the Foothills region of Alberta (Shell Canada’s approximate interest is 85%) and the Sable gas fields offshore of Nova Scotia (Shell Canada’s interest is 31% in the Sable offshore fields and 34% in the onshore gas plant). Exploration rights in Canada are generally granted for terms ranging from one to nine years. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.
Shell Canada produces heavy oil through thermal recovery in the Peace River area (Shell Canada’s interest is 100%) and recently completed a new oil sands mining project in the Athabasca oil sands area of Northern Alberta. Shell Canada holds a 60% interest in the Athabasca Oil Sands Project (AOSP) under a joint venture agreement to develop and produce synthetic crude from Shell’s Athabasca oil sands leases. The AOSP is comprised of the following:

—	the Muskeg River mine, which has a capacity of 155,000 barrels of bitumen per day and is located 75km north of Fort McMurray, Alberta. The mine uses trucks and shovels to excavate the oil sands, as well as advanced extraction technologies to separate the bitumen from the sand.

—	the Scotford upgrader, which is adjacent to Shell Canada’s existing Scotford refinery north of Fort Saskatchewan, Alberta. The Scotford upgrader processes bitumen from the Muskeg River mine into a range of synthetic crude oils and is operated by Shell Canada.
The production of bitumen and synthetic crude is considered under the SEC’s regulations to be mining activity rather than oil and gas activity.
Venezuela Shell Venezuela S.A. (Group interest 100%) holds an Operating Service Agreement (expiring in 2013) with a state oil company, Petroleos de Venezuela (PDVSA), to develop and produce the Urdaneta West Field in Lake Maracaibo.
2.     Proved reserves (Unaudited)
Reserves

Net quantities (which are unaudited)(1) of proved oil and gas reserves are shown in the tables below (in this Part IX). Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable

(1)	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means to clarify that this information is not covered by the audit opinion of the independent registered accounting firms that have audited and reported on the financial statements of the Group or the Parent Companies.

in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries which are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.
Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas which will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.
Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment. These estimates remain subject to revision and are unaudited supplementary information.

Recategorisation and restatement of unaudited proved reserves volumes
First Half Review
As announced on January 9, 2004, March 18, 2004, and April 19, 2004, the Group reviewed its proved reserves inventory (with the assistance of external consultants) during the period from late 2003 to April 2004 (collectively, the First Half Review). Following the First Half Review, 4,474 million barrels of oil equivalent (boe)(2) previously booked at December 31, 2002 as proved reserves were recategorised as not proved. The results of the First Half Review were reflected in the restatement of proved reserves and of the standardised measure of discounted future net cash flows contained in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as originally filed on June 30, 2004 (the First Reserves Restatement).
Second Half Review
As announced on October 28, 2004, November 26, 2004 and February 3, 2005, the Group performed additional reviews of its proved reserves inventory (with the assistance of external consultants) during the period from July 2004 to December 2004 (collectively, the Second Half Review). As a result of the Second Half Review, 1,371 million boe previously booked at December 31, 2003 as proved reserves were recategorised as not proved. These changes are reflected in the restatement of proved reserves and the standardised measure of future cash flows contained in this Report (the Second Reserves Restatement). The Second Reserves Restatement was also reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with US Securities and Exchange Commission (SEC) on March 7, 2005. (The First Reserves Restatement and the Second Reserves Restatement are collectively referred to as the Reserves Restatements.)
The Second Half Review reflected the implementation of certain remedial actions undertaken following the First Half Review and First Reserves Restatement, and in light of the report of Davis Polk & Wardwell to the Group Audit Committee. These actions were designed to strengthen the controls relating to the reporting of proved reserves and included the following:

—	The Group’s reserves reporting guidelines were revised to comply with the SEC requirements and published SEC staff guidance.

—	The Group implemented a program to train approximately 3,000 staff members in the revised proved reserve guidelines. This training effort was substantially completed during the fourth quarter of 2004.

—	Beginning in July 2004, asset teams in each operating unit, using the revised guidelines and in some cases assisted by external consultants, undertook a reservoir-by-reservoir review of the Group’s proved reserve base as part of its annual reserves determination process.

(2)	The Group converts natural gas to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

—	Teams from Group internal audit, assisted by separate external consultants, conducted on-site reviews to evaluate compliance of reported volumes with SEC requirements, as well as the functioning of the reserves control framework and governance. For 2004, this audit process covered approximately 90% of the Group’s proved reserves originally reported in the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004 (14,350 million boe). The findings of Group internal audit are reported directly to management and the Group Audit Committee.

—	All changes to proved reserves, were agreed by the Regional Reserves Committee and the Global Reserves Committee and reviewed by the Executive Committee, the Group Audit Committee and the boards of the Parent Companies.
See “Controls and Procedures — Remedial Actions Taken in 2004” in paragraph 11 of Part VIII of these Listing Particulars for an additional discussion of the remedial actions taken following the First Half Review and in light of the report to the Group Audit Committee of Davis Polk & Wardwell.
Reserves Restatements
The effects of the First Reserves Restatement were set forth in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004. The effects of the Second Reserves Restatement are set forth in the tables below, which reflect a restatement of the Group’s unaudited proved reserve volumes for the two years ended December 31, 2002 and December 31, 2003, as well as a restatement of the standardised measure of discounted future cash flows.
Variations from SEC Requirements
The Group determined that during the periods prior to the Reserves Restatements, its reserves bookings were not fully consistent with the definition of proved reserves as set forth in Rule 4-10 of Regulation S-X under the U.S. Securities Exchange Act of 1934 (Rule 4-10), and the interpretations of that Rule by the staff of the Division of Corporation Finance of the SEC. In particular, the Group determined that its prior guidelines contained interpretations and allowed for reserve determinations that were not consistent with Rule 4-10 and SEC staff interpretations of Rule 4-10. The principal areas of variation that are reflected in the First and Second Reserves Restatements are discussed below.
First Reserves Restatement
Investment commitment
Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which there was found subsequently not to be a sufficient level of investment commitment to conclude that there was “reasonable certainty” of recovery of those volumes in future years under existing economic and operating conditions (as defined in SEC staff interpretations of Rule 4-10). Under prior Group guidelines, proved reserves were booked in some cases upon progress with development planning. However, this did not in all cases meet the requirement under Rule 4-10 to demonstrate specific commitment to development actions. Examples include properties in Nigeria (various fields), Norway (Ormen Lange field) and New Zealand (Pohokura field). This factor was also a consideration in Australia (Gorgon field).
Market assurance
Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which there was insufficient evidence of future market demand at the date of booking to conclude that there was “reasonable certainty” that it would be economic to recover those volumes under conditions existing at the date of booking. The primary example of this category was Australia (Gorgon field and other North West Shelf properties), but it was also a factor in determining reserves restatements for other properties that rely on the long-term extension or renewal of existing sales contracts.
Governmental or regulatory approval
Volumes of hydrocarbons were booked as proved reserves with respect to certain projects for which governmental or regulatory approvals were not sufficiently assured for there to be “reasonable certainty” of the recovery of those volumes in future years. The main examples of such properties are in Kazakhstan (Kashagan field), Ireland (Corrib field), Italy (Tempa Rossa field) and The Netherlands (Waddenzee fields).
Field performance and project delivery
Volumes of hydrocarbons were booked and maintained as proved reserves with respect to certain development projects in producing fields notwithstanding a deferment in project execution or a decline in actual production volumes and forecasts when these indications should have suggested that there was no longer “reasonable certainty” that the originally estimated volumes would be recovered in the future. These issues arose mainly in fields in the Middle East and Nigeria.
Year-end pricing
Volume entitlements under Production Sharing Contracts, and other agreements for which reserves are estimated using the “economic entitlement” method, were determined using the prices that were used internally by the Group for screening investment decisions and for business planning, rather than the year-end price as required under Rule 4-10. When applying year-end prices to such reserves estimates, the resulting reserves figure is usually inversely related to product price, such that at times of high price there will be a lower reserves entitlement than at times of low price, all other factors being equal. Several properties in the Group’s portfolio are affected in this manner.
Technical definition
Volumes of hydrocarbons were booked as proved reserves with respect to some projects prior to the development of sufficient data to meet certain technical requirements established by the SEC staff in interpreting the definition of “reasonable certainty” in Rule 4-10. The primary examples are:

—	Lowest Known Hydrocarbon: In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (ie, the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible prior to 2003 generally on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. This volume was estimated to be 172 million boe at the end of 2003 and was accounted for as a revision during the year 2003. It was not reflected in the Reserves Restatements for prior years.

—	Proved Area — Lateral Extent: In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. This volume was estimated to be 180 million boe at the end of 2003 and substantially all was accounted for through restatement of proved reserves for prior years. The 2003 reserves additions as announced on February 5, 2004 were also reduced by approximately 180 million boe as a result of these issues.

—	Improved Recovery — Availability of Suitable Analogues: In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of either qualifying analogues or sufficient performance proof. SEC guidance requires “reasonable certainty” that the processes would be effective in the specific reservoirs concerned. This volume was estimated to be 160 million boe at the end of 2003 and substantially all was accounted for through restatement of proved reserves for prior years.

—	Recovery Factor Forecasting Methodology: In some cases, volumes booked on the basis of sophisticated computer modelling were not sufficiently supported by actual reservoir performance, as seen principally in decline curve analysis, to satisfy the requirement of “reasonable certainty” in the estimation of proved reserves. This volume was estimated to be 160 million boe at the end of 2003 and substantially all was accounted for through the revisions occurring during the year 2003.

—	Economic Producibility: In some cases, proved reserves may have been assigned to reservoirs in the absence of information from a combination of electrical and other type logs and core analyses sufficient to indicate the reservoirs were analogous to similar reservoirs in the same field which were producing or had demonstrated the ability to produce on a formation test. However, there were no material instances of reserves being debooked solely for this reason.

Royalty
For the years ended 1999 to 2002, proved reserves and production had been recorded with respect to royalties paid in cash on properties in Canada. These were removed from proved reserves, resulting in a reduction in unaudited proved reserves of 103 million boe at December 31, 2003 and 89 million boe at December 31, 2002, and a reduction in production of 9 million boe for 2003 and 14 million boe for 2002.
Second Reserves Restatement
Lowest Known Hydrocarbon
In some cases, volumes occurring below the “Lowest Known Hydrocarbon” (i.e., the deepest point that has been logged as hydrocarbon-bearing) had been included in proved reserves estimates. Such volumes were considered defensible prior to 2003 on the grounds that evidence of the location of fluid contacts was available through measurements of the pressure gradients in the reservoirs concerned. The volume identified in the Second Half Review was estimated to be 71 million boe at the end of 2003 (5% of the Second Reserves Restatement) and was accounted for as a revision during 2003. Africa accounted for 60% of this volume followed by Asia Pacific (25%) and Europe (15%).
Proved Area — Lateral Extent
In some cases, volumes occurring in parts of the reservoir that are more than one offset development well location from existing well penetrations had been booked as proved reserves in the absence of sufficient proof of continuous and economically productive reservoir in the areas concerned. The volume identified in the Second Half Review was estimated to be 420 million boe at the end of 2003 (31% of the Second Reserves Restatement) and was accounted for through restatement of proved reserves for prior years. Africa accounted for 48% of this volume followed by Asia Pacific (32%) and Middle East (13%).
Improved Recovery — Availability of Suitable Analogues
In some cases, volumes related to the successful implementation of improved recovery processes had been booked as proved reserves in the absence of either qualifying analogues or sufficient performance proof. SEC guidance requires “reasonable certainty” that the processes will be effective in the specific reservoirs concerned. The volume identified in the Second Half Review was estimated to be 127 million boe at the end of 2003 (9% of the Second Reserves Restatement) and was accounted for through restatement of proved reserves for prior years. Western Hemisphere (excluding USA) accounted for 48% of this volume followed by Africa (42%) and Europe (10%).
Recovery Factor Forecasting Methodology
In some cases, volumes booked on the basis of sophisticated computer modelling were not sufficiently supported by actual reservoir performance, as seen principally in decline curve analysis, to satisfy the requirement of “reasonable certainty” in the estimation of proved reserves. The volume identified in the Second Half Review was estimated to be 681 million boe at the end of 2003 (50% of the Second Reserves Restatement) and was accounted for through restatement of proved reserves for prior years. Europe accounted for 45% of this volume followed by Asia Pacific (27%) and Africa (26%).
Other Reasons
In some cases, volumes were removed from proved reserves for other reasons, principally lack of investment commitment. The volume identified in the Second Half Review was approximately 73 million boe at the end of 2003 (5% of the Second Reserves Restatement).
Effect of Reserves Restatements
The tables set out below (in this Part IX) show restated amounts of unaudited proved reserve volumes and a restated calculation of the standardised measure of discounted future net cash flows for 2003 and

2002 giving effect to Reserves Restatements. The allocation to particular years of quantities to be removed from the proved reserves category for some of the mature producing areas involved the use of estimates as to timing, owing to the practical difficulties in associating particular volumes with particular projects at specific times in the past. Effect was given to the Reserves Restatements through the removal of proved reserves either in the year in which those reserves were originally booked or the year during which those reserves no longer constituted proved reserves under the SEC rules, as applicable. The table set out below presents a statement of proved reserves (or standardised measure) as reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004 (which gave effect to the First Reserves Restatement), the effects of the Second Reserves Restatement on the opening reserves or standardised measure balances for each year concerned, the effect of the Second Reserves Restatement on movements during each year and the restated closing balance.
The effect of the Reserves Restatements on unaudited proved reserve volumes and the standardised measure for each of the years covered by this report is summarised as follows:
Year ended December 31, 2003
At December 31, 2003 (and January 1, 2004), the aggregated effect on unaudited proved reserve volumes of the Second Reserves Restatement (the First Reserves Restatement did not affect 2003) was 1,371 million boe, comprising 791 million barrels of crude oil and natural gas liquids and 3,362 thousand million standard cubic feet of gas. This amounts to 10% of the total proved reserves originally stated in the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004 (14,350 million boe). Of the total proved reserves restated, 93% (1,271 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 43% of the total had been in the proved developed reserves category and 57% had been categorised as proved undeveloped reserves. Africa accounted for 38% of the restatement, Europe 28%, Asia Pacific 21%, Middle East 7%, USA 1% and Other Western Hemisphere 6%. Please refer to the narrative above for explanation of the principal reasons for the Second Reserves Restatement. After giving effect to the Reserves Restatement, the proportion of total unaudited proved reserve volumes that was accounted for as proved developed reserves at that date increased from 56%, as originally stated, to 57%.
The Second Reserves Restatement gave rise to an estimated reduction of $5,672 million in the standardised measure of discounted future net cash flow for Group companies and a further $327 million for associated companies. Together, these effects equate to approximately 10% of the total standardised measure that was originally stated at that date.
The effect of the combined Reserves Restatements on the standardised measure of discounted future net cash flows on 2002 and earlier years is disproportionately low (17% in 2002) compared with the effect on proved reserves (29% in 2002) primarily due to the fact that particularly for the First Reserves Restatement many of the volumes affected are located in relatively low margin operating areas and that the majority are undeveloped (the cost of development for these reserves tends to suppress the standardised measure of these volumes, as compared to the standardised measure for volumes that have already been developed).
The effect of the Second Reserves Restatement on the standardised measure of discounted future cash flows for year end 2003 (10%) is the same as the effect on proved reserves (10%). The volumes affected are not located primarily in low margin areas and there is a higher percentage of proved developed volumes than in the First Reserves Restatement.
Year ended December 31, 2002
At December 31, 2002 (and January 1, 2003), the aggregated effect on unaudited proved reserve volumes of the First Reserves Restatement and the Second Reserves Restatement was 5,626 million boe, comprising 3,493 million barrels of crude oil and natural gas liquids and 12,373 thousand million standard cubic feet of gas. This amounts to 29% of the total unaudited proved reserve volumes originally stated at that date (19,346 million boe). Of this total, 4,474 million boe was reflected in the First Reserves Restatement, comprising 2,795 million barrels of crude oil and natural gas liquids and 9,736 thousand million standard cubic feet of gas. The balance of 1,153 million boe is reflected herein as part of the Second Reserves Restatement. Of the total unaudited proved reserves restated as part of the Second Reserves Restatement, 92% (1,060 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 42% of the total had been in the proved developed reserves category and 58% had been categorised as proved undeveloped reserves. Africa accounted for 35% of the Second Reserves Restatement, Asia Pacific 26%, Middle East 3%, Europe 21%, and Other Western Hemisphere 15%. Please refer to the narrative above for explanation of the principal reasons for the Second Reserves Restatement. After giving effect to the Second Reserves Restatement, the proportion of total unaudited proved reserve volumes that was accounted for as proved developed reserves at that date increased from 56%, as stated in the 2003 Annual Report and Accounts and 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004, to 57%.
The Reserves Restatements gave rise to an aggregate estimated reduction of $10,542 million in the standardised measure of discounted future net cash flow for Group companies and a further $1,470 million for associated companies. Together, these effects equate to approximately 17% of the total standardised measure that was originally stated at that date in the 2003 Annual Report and Accounts and 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004. The reduction of the net present value disclosed by the standardised measure includes an offset due to the correction of an error in the original statement that was discovered during compilation of the restated figures. The error related to the application of an incorrect net margin accruing to production on a fixed margin contract and resulted in an understatement of approximately 1% of the standardised measure value originally reported for the year 2002. The percentage effect is even less in 2001. Of the total reduction, $6,648 million was reflected in the First Reserves Restatement and $5,364 million is reflected herein as part of the Second Reserves Restatement.
Years prior to 2002
In certain cases, the affected unaudited proved reserve volumes have been removed from the proved category in years prior to 2002. Although not tabulated in detail in this report, a summary of the estimated effects on prior years is as follows:

—	At December 31, 2001 (and January 1, 2002), the aggregated effect on unaudited proved reserves of the Reserves Restatements was 5,324 million boe, comprising 3,205 million barrels of crude oil and natural gas liquids and 12,293 thousand million standard cubic feet of gas. This amounted to 28% of the total unaudited proved reserve volumes originally stated at that date (19,095 million boe). Of the volumes restated, 88% (4,683 million boe) were attributable to Group companies and the remainder were attributable to associated companies. 16% of the total had been in the proved developed reserves category and 84% had been categorised as proved undeveloped reserves. Africa accounted for 45% of the total restatement, Asia Pacific 33%, Middle East 11%, Europe 7%, and Other Western Hemisphere 4%. Various properties in Nigeria accounted for 43% of the restated volumes at that date, Australia accounted for 19% of the total. The effect of applying year end pricing accounted for 4% of the total;

—	at December 31, 2000 (and January 1, 2001), the aggregated effect on unaudited proved reserves of the Reserves Restatements was 5,584 million boe, comprising 3,346 million barrels of crude oil and natural gas liquids and 12,979 thousand million standard cubic feet of gas. This amounted to 29% of the total unaudited proved reserves originally stated at that date (19,455 million boe). Of the total aggregated effect, 89% (4,995 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 15% of the total had been in the proved developed reserves category and 85% had been categorised as proved undeveloped reserves. Africa accounted for 44% of the total restatement, Asia Pacific 31%, Middle East 14%, Europe 5%, and Other Western Hemisphere 5%. Various properties in Nigeria accounted for 42% of the restated volume at that date and Australia accounted for 19%. The effect of applying year-end pricing accounted for 8% of the total;

—	at December 31, 1999 (and January 1, 2000), the aggregated effect on proved reserves of the Reserves Restatements was 5,207 million boe, comprising 2,802 million barrels of crude oil and natural gas liquids and 13,947 thousand million standard cubic feet of gas. This amounted to 26% of the total proved reserves originally stated at that date (19,868 million boe). Of the total aggregated effect, 89% (4,630 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 19% of the total had been in the proved developed reserves category and 81% had been categorised as proved undeveloped reserves. Africa accounted for 47% of the total restatement, Asia Pacific 32%, Middle East 11%, Europe 5%, and Other Western Hemisphere 5%. Various properties in Nigeria accounted for 47% of the restated volume at that date and Australia accounted for 22%. The effect of applying year-end pricing accounted for 10% of the total;

—	at December 31, 1998 (and January 1, 1999), the aggregate effect on proved reserves of the Reserves Restatements was 4,111 million boe, comprising 2,314 million barrels of crude oil and natural gas liquids and 10,423 thousand million standard cubic feet of gas. This amounted to 20% of the total proved reserves originally stated at that date (20,455 million boe). Of the total aggregate effect, 85% (3,501 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 17% of the total had been in the proved developed reserves category and 83% had been categorised as proved undeveloped reserves. Africa accounted for 57% of the total restatement, Asia Pacific 39%, and Europe 4%. Various properties in Nigeria and Australia together accounted for 85% of the restated volume at that date; and

—	at December 31, 1997 (January 1, 1998), the aggregate effect on proved reserves of the Reserves Restatements was 3,462 million boe, comprising 1,776 million barrels of crude oil and natural gas liquids and 9,779 thousand million standard cubic feet of gas. This amounted to 19% of the total proved reserves originally stated at that date (19,359 million boe). Of the total aggregate effect, 83% (2,883 million boe) was attributable to Group companies and the remainder was attributable to associated companies. 9% of the total had been in the proved developed reserves category and 91% had been categorised as proved undeveloped reserves. Africa accounted for 52% of the total restatement, Asia Pacific 45% and Europe 4%. Various properties in Nigeria and Australia together accounted for 85% of the restated volume at that date.

Reconciliation of previously reported Supplementary information — Oil and Gas
The following tables set forth the effect of the Second Reserves Restatement on (i) the proved developed and undeveloped crude oil and natural gas reserves of Group companies and the Group share of associated companies at December 31, 2003 and 2002 (ii) the standardised measure of discounted future net cash flows at each such date and (iii) a geographic analysis of the Second Reserves Restatement.

Reconciliation of Proved Reserve Volumes and Standardised Measure

									$ million
					thousand million standard cubic feet(a)
	million barrels
					Reserves: Natural gas
	Reserves: Crude oil and natural gas liquids
									Standardised
	Proved developed				Proved developed				measure
	and undeveloped		Proved developed		and undeveloped		Proved developed		of discounted
	reserves		reserves		reserves		reserves		future cash flows
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Group companies
As originally reported (2003)/previously restated (2002)	5,723	6,405	3,512	3,684	41,601	40,290	20,490	21,362	53,844	60,362
Effect of the Second Reserves Restatement
Amounts at beginning of year	(623)	(507)	(168)	(145)	(2,533)	(1,529)	(1,401)	(1,453)	(5,202)	(2,504)
Movements during the year	(91)	(116)	(75)	(23)	(698)	(1,004)	(101)	52	(470)	(2,698)

Total	(714)	(623)	(243)	(168)	(3,231)	(2,533)	(1,502)	(1,401)	(5,672)	(5,202)

As restated At December 31	5,009	5,782	3,269	3,516	38,370	37,757	18,988	19,961	48,172	55,160

Group share of associated companies
As originally reported (2003)/previously restated (2002)	882	933	672	659	3,319	3,412	1,914	1,847	5,828	5,762
Effect of the Second Reserves Restatement
Amounts at beginning of year	(75)	(55)	(72)	(53)	(104)	187	(16)	18	(162)	(28)
Movements during the year	(2)	(20)	(10)	(19)	(27)	(291)	(17)	(34)	(165)	(134)

Total	(77)	(75)	(82)	(72)	(131)	(104)	(33)	(16)	(327)	(162)

As restated at December 31	805	858	590	587	3,188	3,308	1,881	1,831	5,501	5,600

Geographical analysis of the Second Reserves Restatement

									$ million
					thousand million standard cubic feet(a)
	million barrels
					Reserves: Natural gas
	Reserves: Crude oil and natural gas liquids
									Standardised
	Proved developed				Proved developed				measure
	and undeveloped		Proved developed		and undeveloped		Proved developed		of discounted
	reserves		reserves		reserves		reserves		future cash flows
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Group companies
Europe	(168)	(111)	(94)	(64)	(1,242)	(762)	(873)	(589)	(1,499)	(1,343)
Africa(b)	(374)	(379)	(102)	(64)	(835)	(152)	(208)	(446)	(2,614)	(2,910)
Asia Pacific(c)	(15)	(15)	(10)	(5)	(1,011)	(1,132)	(395)	(370)	(564)	(556)
Middle East, Russia, CIS(d)	(94)	(38)	(34)	(33)	(6)	—	(3)	—	(552)	7
USA	(3)	(3)	(2)	(2)	(32)	(32)	(4)	(5)	(52)	(37)
Other Western Hemisphere	(60)	(77)	(1)	—	(105)	(455)	(19)	9	(391)	(363)

Total	(714)	(623)	(243)	(168)	(3,231)	(2,533)	(1,502)	(1,401)	(5,672)	(5,202)

Group share of associated companies
Europe	—	—	—	—	—	—	—	—	—	—
Africa(b)	—	—	—	—	—	—	—	—		—
Asia Pacific(c)	(77)	(75)	(82)	(72)	(131)	(104)	(33)	(16)	(326)	(162)
Middle East, Russia, CIS(d)	—	—	—	—	—	—	—	—	(1)	—
USA	—	—	—	—	—	—	—	—	—	—
Other Western Hemisphere	—	—	—	—	—	—	—	—	—	—

Total	(77)	(75)	(82)	(72)	(131)	(104)	(33)	(16)	(327)	(162)

(a)	These quantities have not been adjusted to standard heat content.

(b)	Excludes Egypt.

(c)	Excludes Sakhalin.

(d)	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

Crude oil and natural gas liquids

Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below.
Proved developed and undeveloped reserves(a)

	million barrels
	2004
	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa(b)	Pacific(c)	Russia, CIS(d)	USA	Other	Total
Group companies
At January 1	1,199	1,379	303	1,202	547	379	5,009
Revisions and reclassifications	(27)	(46)	13	80	(2)	(197)	(179)
Improved recovery	6	2	—	4	—	—	12
Extensions and discoveries	5	13	10	68	12	2	110
Purchases of minerals in place	—	—	—	—	—	—	—
Sales of minerals in place	(2)	(57)	(35)	—	—	—	(94)
Production	(212)	(146)	(46)	(172)	(99)	(38)	(713)
Transfers to associated companies	—	—	—	(384)	—	—	(384)

At December 31	969	1,145	245	798	458	146	3,761

Group share of associated companies
At January 1	2	—	304	86	413	—	805
Revisions and reclassifications	—	—	(22)	(13)	18	—	(17)
Improved recovery	—	—	38	—	—	—	38
Extensions and discoveries	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—
Sales of minerals in place	—	—	(1)	—	—	—	(1)
Production	—	—	(43)	—	(39)	—	(82)
Transfers from Group companies	—	—	—	384	—	—	384

At December 31	2	—	276	457	392	—	1,127

Minority Interests’ share of proved reserves of Group companies
At December 31	—	23	1	109	—	14	147

Oil sands(e)	million barrels
Group companies
At January 1	572	572
Revisions and reclassifications	72	72
Extensions and discoveries	—	—
Production	(29)	(29)

At December 31	615	615

Minority Interests’ share of oil sands
At December 31	135	135

Proved developed reserves(a)

	million barrels
	2004
	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa(b)	Pacific(c)	Russia, CIS(d)	USA	Other	Total
Group companies
At January 1	962	777	184	864	291	191	3,269
At December 31(f)	755	617	134	475	242	115	2,338

Group share of associated companies
At January 1	1	—	224	1	364	—	590
At December 31(f)	1	—	187	360	349	—	897

(a)	A summary of changes is shown above.

(b)	Excludes Egypt.

(c)	Excludes Sakhalin.

(d)	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

(e)	Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for oil and gas reserves. The petroleum reserves for the Athabasca Oil Sands Project are presented in this report net of royalty volumes.

(f)	After accounting for a transfer of proved developed reserves from Group to associated companies of 360 million barrels at the end of 2004.

		million barrels					million barrels
2003							2002
As restated							As restated
				Western							Western
Eastern Hemisphere				Hemisphere			Eastern Hemisphere				Hemisphere

		Asia	Middle East,						Asia	Middle East,
Europe	Africa(b)	Pacific(c)	Russia, CIS(d)	USA	Other	Total	Europe	Africa(b)	Pacific(c)	Russia, CIS(d)	USA	Other	Total
1,377	1,449	323	1,446	717	470	5,782	1,013	1,308	426	1,677	672	504	5,600
88	(102)	21	(204)	(54)	(57)	(308)	99	89	(27)	(26)	77	(42)	170
5	(6)	16	10	8	1	34	13	—	6	47	51	—	117
12	171	—	128	9	2	322	—	173	6	—	33	—	212
1	—	—	3	—	—	4	507	—	—	—	7	41	555
(39)	—	—	—	(23)	—	(62)	(1)	(19)	(19)	(62)	(3)	—	(104)
(245)	(133)	(57)	(181)	(110)	(37)	(763)	(254)	(102)	(69)	(190)	(120)	(33)	(768)
—	—	—	—	—	—	—	—	—	—	—	—	—	—

1,199	1,379	303	1,202	547	379	5,009	1,377	1,449	323	1,446	717	470	5,782

2	—	325	118	413	—	858	1	—	307	—	356	—	664
—	—	1	—	41	—	42	1	—	55	—	65	—	121
—	—	13	—	—	—	13	—	—	4	—	—	—	4
—	—	11	86	—	—	97	—	—	9	—	33	—	42
—	—	—	—	—	—	—	—	—	—	121	—	—	121
—	—	—	(117)	—	—	(117)	—	—	—	(1)	—	—	(1)
—	—	(46)	(1)	(41)	—	(88)	—	—	(50)	(2)	(41)	—	(93)
—	—	—	—	—	—	—	—	—	—	—	—	—	—

2	—	304	86	413	—	805	2	—	325	118	413	—	858

—	24	1	137	—	54	216	—	23	1	126	—	61	211

million barrels		million barrels
517	517	594	594
10	10	(77)	(77)
60	60	—	—
(15)	(15)	—	—

572	572	517	517

126	126	115	115

		million barrels					million barrels
2003							2002
As restated							As restated
				Western							Western
Eastern Hemisphere				Hemisphere			Eastern Hemisphere				Hemisphere

		Asia	Middle East,						Asia	Middle East,
Europe	Africa(b)	Pacific(c)	Russia, CIS(d)	USA	Other	Total	Europe	Africa(b)	Pacific(c)	Russia, CIS(d)	USA	Other	Total
1,063	674	194	1,023	371	191	3,516	750	662	245	1,089	429	212	3,387
962	777	184	864	291	191	3,269	1,063	674	194	1,023	371	191	3,516

1	—	206	15	365	—	587	1	—	208	—	330	—	539
1	—	224	1	364	—	590	1	—	206	15	365	—	587

Natural gas

Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of associated companies at the end of the year, and the changes in such reserves during the year are set out below. The volumes set out below have not been adjusted to standard heat content, which means that volumes of gas are reported on an “as-sold” basis and are treated as equivalent without regard to the quality of the gas (e.g., with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on “as-sold” volumes. As such, the realised price reflects the quality of the gas, both in terms of inert components which reduce gas quality and hydrocarbon components with high molecular weights which enrich the quality of the gas.
Proved developed and undeveloped reserves(a)

	thousand million standard cubic feet(b)
	2004
	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total
Group companies
At January 1	19,876	2,743	7,352	3,628	3,143	1,628	38,370
Revisions and reclassifications	(270)	(74)	125	138	(100)	(45)	(226)
Improved recovery	9	—	—	—	—	4	13
Extensions and discoveries	217	—	171	2,128	257	192	2,965
Purchases of minerals in place	—	—	—	—	9	—	9
Sales of minerals in place	(48)	—	(310)	(258)	—	(37)	(653)
Production	(1,345)	(137)	(535)	(253)	(486)	(197)	(2,953)

At December 31	18,439	2,532	6,803	5,383	2,823	1,545	37,525

Group share of associated companies
At January 1	39	—	3,122	—	27	—	3,188
Revisions and reclassifications	—	—	120	—	(8)	—	112
Improved recovery	—	—	45	—	—	—	45
Extensions and discoveries	5	—	1	—	—	—	6
Purchases of minerals in place	—	—	—	—	—	—	—
Sales of minerals in place	—	—	(55)	—	—	—	(55)
Production	(7)	—	(246)	—	(2)	—	(255)

At December 31	37	—	2,987	—	17	—	3,041

Minority Interests’ share of proved reserves of Group companies
At December 31	—	—	56	2,231	—	274	2,561

Proved developed reserves(a)

	thousand million standard cubic feet(b)
	2004
	Eastern Hemisphere				Western Hemisphere

			Asia	Middle East
	Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total
Group companies
At January 1	11,477	886	3,128	446	1,754	1,297	18,988
At December 31	12,961	919	2,702	166	1,875	1,080	19,703

Group share of associated companies
At January 1	34	—	1,825	—	22	—	1,881
At December 31	28	—	1,606	—	15	—	1,649

(a)	A summary of the changes is shown above.

(b)	These quantities have not been adjusted to standard heat content.

(c)	Excludes Egypt.

(d)	Excludes Sakhalin.

(e)	Middle East and Former Soviet Union/Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

thousand million standard cubic feet(b)							thousand million standard cubic feet(b)
2003							2002
As restated							As restated
				Western							Western
Eastern Hemisphere				Hemisphere			Eastern Hemisphere				Hemisphere

		Asia	Middle East,						Asia	Middle East,
Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total	Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total
21,284	1,692	7,862	1,118	3,842	1,959	37,757	22,022	1,780	9,031	1,777	3,663	2,257	40,530
(435)	(688)	8	(22)	(70)	(181)	(1,388)	(110)	1	(680)	(282)	162	(123)	(1,032)
4	506	17	—	10	30	567	6	—	150	—	20	—	176
459	1,361	6	2,790	305	34	4,955	29	—	126	—	410	9	574
6	—	—	—	—	—	6	673	—	—	—	208	12	893
(139)	—	—	—	(389)	(17)	(545)	(5)	—	(212)	—	(10)	—	(227)
(1,303)	(128)	(541)	(258)	(555)	(197)	(2,982)	(1,331)	(89)	(553)	(377)	(611)	(196)	(3,157)

19,876	2,743	7,352	3,628	3,143	1,628	38,370	21,284	1,692	7,862	1,118	3,842	1,959	37,757

44	—	3,243	—	21	—	3,308	48	—	2,943	—	15	—	3,006
—	—	106	—	9	—	115	1	—	434	—	7	—	442
1	—	11	—	—	—	12	—	—	8	—	—	—	8
1	—	—	—	—	—	1	3	—	80	—	1	—	84
—	—	—	—	—	—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	—	—
(7)	—	(238)	—	(3)	—	(248)	(8)	—	(222)	—	(2)	—	(232)

39	—	3,122	—	27	—	3,188	44	—	3,243	—	21	—	3,308

—	—	63	1,285	—	300	1,648	—	—	61	59	—	342	462

thousand million standard cubic feet(b)							thousand million standard cubic feet(b)
2003							2002
As restated							As restated
				Western							Western
Eastern Hemisphere				Hemisphere			Eastern Hemisphere				Hemisphere

		Asia	Middle East,						Asia	Middle East,
Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total	Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total
11,472	735	3,405	574	2,311	1,464	19,961	11,880	668	3,635	1,097	2,363	1,754	21,397
11,477	886	3,128	446	1,754	1,297	18,988	11,472	735	3,405	574	2,311	1,464	19,961

38	—	1,776	—	17	—	1,831	41	—	1,759	—	11	—	1,811
34	—	1,825	—	22	—	1,881	38	—	1,776	—	17	—	1,831

Standardised measure of discounted future cash flows
United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserve quantities and based on prices and costs at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

	$ million
	2004
					Western
	Eastern Hemisphere				Hemisphere

			Asia	Middle East,
	Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total
Group companies
Future cash inflows	107,956	47,326	26,461	51,565	33,525	12,578	279,411
Future production costs	(29,641)	(13,354)	(4,882)	(10,020)	(5,354)	(3,600)	(66,851)
Future development costs	(11,778)	(4,928)	(3,669)	(10,216)	(1,841)	(834)	(33,266)
Future tax expenses	(34,635)	(16,831)	(6,147)	(14,031)	(9,860)	(2,074)	(83,578)

Future net cash flows	31,902	12,213	11,763	17,298	16,470	6,070	95,716
Effect of discounting cash flows at 10%	(14,925)	(4,037)	(5,270)	(11,375)	(5,803)	(2,007)	(43,417)

Standardised measure of discounted future net cash flows	16,977	8,176	6,493	5,923	10,667	4,063	52,299

Group share of associated companies							5,527

Minority interests	—	180	36	1,078	—	548	1,842

Change in standardised measure of Group companies discounted future net cash flows relating to proved Oil and Gas Reserves(a),(b)

	$ million
	2004	2003	2002
		As restated	As restated
At January 1	48,172	55,160	37,910
Net changes in prices and production costs	23,524	12,178	34,592
Extensions, discoveries and improved recovery	6,223	9,255	5,177
Purchases and sales of minerals in place	(564)	(2,558)	7,319
Revisions of previous reserve estimates	(385)	(4,103)	375
Development cost related to future production	(6,829)	(14,291)	(6,168)
Sales and transfers of oil and gas, net of production costs(f)	(27,530)	(24,892)	(20,387)
Development cost incurred during the year	9,386	8,205	6,503
Accretion of discount	7,947	9,051	6,053
Net change in income tax	(7,645)	167	(16,214)

At December 31	52,299	48,172	55,160

(a)	A summary of the changes is shown on the tables above.

(b)	The weighted average year-end spot oil price in 2004 was $37.61/bbl ($26.52/bbl in 2003, $24.49/bbl in 2002) and the weighted average year-end spot gas price in 2004 was $21.27/boe ($18.03/boe in 2003, $15.75/boe in 2002).

(c)	Excludes Egypt.

(d)	Excludes Sakhalin.

(e)	Middle East and Former Soviet Union / Commonwealth of Independent States. Includes Caspian region, Egypt and Sakhalin.

(f)	Includes a transfer of proved developed reserves from Group to associated companies of 360 million barrels in 2004 ($260 million).
Additional information concerning proved reserves
Proved reserves can be either developed or undeveloped. Group proved reserves at December 31, 2004 were divided into 58% developed and 42% undeveloped on a barrel of oil equivalent basis.
Proved reserves are recognised under various forms of contractual agreements. Group proved reserves volumes present in agreements such as Production Sharing Contracts or other forms of economic entitlement contracts where Group share of reserves can vary with actual year-end price are approximately 859 million barrels of crude oil and natural gas liquids and 9,720 thousand million standard cubic feet of gas.

$ million							$ million
2003							2002
As restated							As restated
				Western							Western
Eastern Hemisphere				Hemisphere			Eastern Hemisphere				Hemisphere

		Asia	Middle East,						Asia	Middle East,
Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total	Europe	Africa(c)	Pacific(d)	Russia, CIS(e)	USA	Other	Total
108,836	36,965	21,695	42,627	31,203	14,710	256,036	98,126	36,427	22,243	36,513	32,541	16,280	242,130
(20,241)	(6,347)	(4,365)	(7,579)	(4,949)	(4,156)	(47,637)	(18,721)	(5,034)	(3,563)	(5,174)	(4,841)	(3,673)	(41,006)
(6,541)	(4,661)	(2,528)	(9,679)	(3,085)	(1,315)	(27,809)	(4,783)	(4,670)	(2,397)	(2,844)	(3,201)	(1,532)	(19,427)
(39,605)	(16,396)	(4,076)	(15,309)	(8,467)	(2,469)	(86,322)	(32,125)	(18,690)	(4,538)	(17,443)	(9,103)	(3,447)	(85,346)

42,449	9,561	10,726	10,060	14,702	6,770	94,268	42,497	8,033	11,745	11,052	15,396	7,628	96,351
(21,126)	(4,210)	(4,590)	(8,491)	(5,170)	(2,509)	(46,096)	(19,511)	(3,601)	(5,343)	(4,166)	(5,427)	(3,143)	(41,191)

21,323	5,351	6,136	1,569	9,532	4,261	48,172	22,986	4,432	6,402	6,886	9,969	4,485	55,160

						5,501							5,600

—	136	30	(1,186)	—	547	(473)	—	123	22	753	—	468	1,366

3.     Probable reserves
Royal Dutch Shell has not disclosed probable reserves in these Listing Particulars. The Royal Dutch/ Shell Group is not otherwise obliged to disclose probable reserves and, as a result, does not maintain reporting and verification procedures for determining probable reserves that are comparable to the reporting and verification procedures in place for proved reserves. If Royal Dutch Shell were required to publish such information in this document, it would present a significant burden to design, test and implement appropriate procedures, which would cause a delay of several months in its ability to complete the Transaction.
In addition, the Royal Dutch/ Shell Group has historically disclosed only its proved reserves position. Royal Dutch Shell considers that providing Royal Dutch Shareholders and Shell Transport Shareholders with information that is substantially different from the proved reserves disclosure that they are accustomed to receiving in annual reports and accounts and Forms 20-F (which is comparable with the disclosures of other major public oil and gas companies) would be likely to create confusion rather than assist investors.
The SEC’s rules generally prohibit the disclosure of reserves other than proved reserves in SEC filings. Therefore, disclosing probable reserves in these Listing Particulars would result in differential disclosure between the Form 20-F and these Listing Particulars.
Royal Dutch Shell does not consider that omitting information relating to its probable reserves represents a risk to investors as disclosing proven reserves only rather than proven and probable reserves provides a more conservative estimate of oil and gas reserves.

PART X
GAS & POWER, OIL PRODUCTS AND CHEMICALS
The following information has been extracted without material adjustment from the 2004 Form 20-F of Royal Dutch and Shell Transport. References in this Part X to “Shell” mean the Group.

1.	Gas & Power
Europe
Belgium In 2004, the Group divested its 16.7% interest in both Distrigaz S.A., a Belgian gas marketing and trading company, and Fluxys S.A., into which Distrigaz’s pipeline and transportation interests were transferred in 2001.
Denmark A/S Dansk Shell (Group interest 100%) continued to develop its natural gas marketing business in 2004.
Germany BEB Erdgas und Erdöl GmbH, a joint venture with ExxonMobil in which a Group company holds a 50% economic interest, is a major producer of gas in Germany, and also one of the country’s gas transmission companies. The natural gas marketing activities of this company have been split and are operated by separate independent Shell and ExxonMobil organisations effectively from April 2004. A wholly-owned Group company, Shell Energy Deutschland GmbH, was established for this purpose in 2004. Group companies have indirect (through BEB Erdgas und Erdöl GmbH) minority shareholdings in gas transmission and distribution companies. In 2004, the Group completed the sale of its indirect interests in Verbundnetz Gas AG (5.3%) and Avacon AG (1.4% through BEB Erdgas und Erdöl GmbH).
Greece The Group holds a 24% interest in Attiki Gas Supply Company S.A., a local gas distribution company currently with some 10,000 customers (mainly residential, but also some commercial and small industrial). Other shareholders are Cinergy Global Power Inc. (25%) and Attiki Gas Distribution Company S.A. (held 100% by Public Gas Corporation of Greece S.A.) (51%). Attiki Gas Supply Company S.A. holds a distribution licence to develop the distribution system infrastructure and to distribute gas to small industrial, commercial and residential customers in the Attiki area.
Italy Shell Italia SpA (Group interest 100%) launched a natural gas marketing business in 2004.
Netherlands N.V Nederlandse Gasunie (Group interest 25%), a large marketer of Dutch gas by most key measures, including volume. In November 2004, the Group announced a Heads of Agreement for the restructuring of the ownership in Nederlandse Gasunie, under which the Group’s interest in Gasunie’s gas transportation business will be transferred to the Dutch State. Upon completion of this transaction (pending government approval), expected mid-2005, the Dutch state will make a total net payment of €2.78 billion (Group share 50%).
Shell Energy Europe B.V., a wholly-owned Group company, continued to develop gas and power activities throughout Europe and to provide advice and assistance to the Group’s gas and power businesses in Europe. In 2004, the company started selling gas to a number of European wholesale customers.
Spain Shell España, S.A. (Group interest 100%) continued to develop its natural gas marketing business selling in the wholesale as well as in the industrial and commercial market.
United Kingdom Shell Gas Direct Ltd (Group interest 100%), a gas marketing company, generally maintained its market share during 2004 selling in the industrial and commercial market.
Other European Countries Wholly-owned Group companies in other European countries continue to seek opportunities to develop the gas and power business.
Other Eastern Hemisphere
Australia A Group company directly and indirectly has a 22.4% interest in the liquefied natural gas (LNG) export phase and a 25.5% interest in the domestic gas phase of a joint venture formed to develop the gas fields of the North-West Shelf (NWS). Sale and purchase agreements with eight Japanese utilities, which commenced in 1989, call for the supply of LNG at a rate of some 7.3 million tonnes a year, equivalent to some 27 million cubic metres of gas a day (100%). A fourth LNG train with a capacity of 4.2 million tonnes a year started up in September 2004 and will supply both existing and new customers. A ninth LNG vessel (Group interest 22.4%) was added to the fleet in April 2004. In 2002, the NWS joint venture partners were awarded the supply contract for the first LNG terminal in China, to be located in the Guangdong province in south-east China. The contract was finalised in December 2004, with average volume of 3.5 million tonnes per annum and first deliveries planned for 2006.
The Group has a 28.6% interest in the Gorgon joint venture that is considering development of an LNG and domestic gas project on Barrow Island off Western Australia. A wholly owned Group company is also involved in a number of licences in the Timor Sea between the Northern Territory and Timor Leste with opportunities for both domestic gas and LNG export.
Brunei Gas is liquefied and sold to customers in Japan and Korea by Brunei LNG Sendirian Berhad (Group interest 25%). In March 1993 the company’s main contract, to supply LNG to three power and gas utilities in Tokyo and Osaka, was extended for a further 20 years at an increased sales quantity of some 5.5 million tonnes a year. In 2004, the total sales quantity was some 7 million tonnes, to both Japan and Korea. The LNG continues to be delivered in a fleet of seven LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Group interest 25%), as well as a larger vessel owned by Brunei Gas Carriers Sendirian Berhad (Group interest 10%) which was brought into service in June 2002.
China In a 50:50 joint venture with China Petroleum and Chemical Corporation (Sinopec), Shell is developing its first Coal gasification plant in Dongting, China. Construction completion is expected by early 2006.
The Group is in the process of finalising joint venture arrangements with the Hangzhou Gas Group and Hong Kong China Gas for supply of gas to industrial and commercial customers in Hangzhou, China.
India The Group holds a 100% interest in three companies — Shell Hazira Gas Private Ltd., Hazira Port Private Ltd. and Hazira LNG Private Ltd., all of which are located in the State of Gujarat. Hazira Port Private Ltd. and Hazira LNG Private Ltd. are constructing a port and LNG terminal at Hazira in Gujarat. The initial maximum capacity of this terminal is 2.5 mtpa and may be expanded in the future. The terminal is being commissioned and will be ready for operations in the first half of 2005. Shell Hazira Gas Private Ltd., will use these facilities to import LNG and to market and supply regasified LNG to customers in Gujarat and North West India. A 26% interest in all the three companies has been sold to Total Gaz Electricite Holdings France, subject to defined conditions precedent.
Iran A Project Framework Agreement for the Persian LNG project (Group interest 25%) was signed during the year which takes the project into the next stage of design.
Japan In a joint venture with Tokyo Gas, the Group is engaged in marketing and sales of natural gas to industrial and commercial customers in the greater Tokyo area of Japan.
Malaysia Exports of LNG from Sarawak by Malaysia LNG Sendirian Berhad (MLNG Satu) began in January 1983 to two Japanese customers. The Group’s 15% shareholding in MLNG Satu reverted to Petronas in 2003 under a sale arrangement contained in the original joint venture agreement. Group companies continue to supply gas to MLNG Satu.
Three liquefaction trains (Group interest 15%) came onstream at the end of 1995 (MLNG Dua), with customers in Japan, South Korea and Taiwan. Group companies operate fields supplying gas to MLNG Dua. Construction of a third expansion to the Bintulu facilities, the 7.4 million tonnes per year two-train MLNG Tiga Project (Group interest 15%), was essentially completed and operations commenced in 2003.
Adjacent to the LNG facilities is a Gas to Liquids plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Group interest 71.8%). This plant has the capacity to convert approximately three million cubic metres per day of natural gas into some 12,500 barrels per day of high-quality middle distillates and other products using Shell-developed technology. First commercial production from the plant began during 1993 using feedstock from offshore gas fields. The plant was de-bottle-necked during 2003, including the introduction of a new generation proprietary catalyst, resulting in an increased design capacity of 14,700 barrels per day. A full range of liquid and wax products is being sold into specialty markets in Asia Pacific, the USA and Europe.

Nigeria A LNG plant owned by Nigeria LNG Limited (NLNG) (Group interest 25.6%) started up in October 1999. The plant currently produces some 9.6 million tonnes of LNG per year from three LNG trains for export under long-term contracts to customers in Europe. In the first quarter of 2002, the shareholders of NLNG committed to the “NLNG Plus” project, a further two-train expansion (Trains 4&5), to supply US and European markets. These trains are expected to commence operation in 2005. In addition, a decision was taken during 2004 to proceed with the construction of a sixth LNG train at the site. These projects will increase NLNG’s production capacity to approximately 22 million tonnes a year of LNG and 5 million tonnes per year of natural gas liquids. NLNG currently has operational control of 12 LNG vessels and this will rise to a total of 24 vessels by 2008. In 2004, a Shell Company (together with other venture partners) committed to proceed with the West Africa Gas Pipeline Project (Group interest 18.8%). This project is planned to supply gas from Nigeria to the neighbouring states of Ghana, Benin and Togo and is scheduled to become operational in 2007.
Within Nigeria, Shell is operating a gas sales and distribution company, Shell Nigeria Gas (Group interest 100%), to supply gas to a number of industrial and commercial customers in the south of the country.
Oman The LNG plant owned by Oman LNG L.L.C. (Group interest 30%) commenced operations in April 2000. The annual capacity of the plant is some 6.6 million tonnes per annum. The majority of the LNG is sold to Korea and Japan on long-term contracts with remaining volumes sold to customers on short-term sales agreements. During 2004, Oman LNG secured a 36.8% equity interest in the Qalhat LNG S.A.O.C. project. The Qalhat LNG project will have a single LNG train with a capacity of 3.3 mtpa. Construction is expected to be completed around end 2005 and first cargo expected in early 2006.
Qatar In July 2004, Qatar Shell GTL (Group interest 100%) signed a Development and Production Sharing Agreement with the State of Qatar for the construction of a 140,000 barrels per day Gas to Liquids plant in Ras Laffan, Qatar. Two appraisal wells were successfully tested in 2004. The final investment decision is expected in 2006, with first sales by the end of the decade.
In February 2005, the Group and Qatar Petroleum signed a Heads of Agreement for the development of a large-scale LNG project (Qatargas 4, Group interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4bcf/d of gas and substantial quantities of associated liquids from Qatar’s North field, a single LNG train yielding approximately 7.8 million tonnes per annum of LNG for a period of 25 years and shipping of the LNG to the intended markets in North America and Europe. LNG deliveries are expected to commence around 2010-2012.
Russia Shell Sakhalin Holding, B.V. (Group interest 100%) holds a 55% interest in Sakhalin Energy Investment Company Ltd. (SEIC). SEIC continues seasonal oil production from the Molikpaq facility on the Piltun-Astokhskoye field, offshore Sakhalin Island. Full development of the Piltun Satokhskoye oil field and Lunskoye gas field continued during 2004. The final investment decision for this phase of the development, including a two-train LNG plant with 9.6 million tonnes per year capacity, was announced on May 15, 2003. The first LNG cargo is scheduled to be delivered in late 2007; target markets for the LNG include Asia Pacific and the west coast of North America.
USA and Canada
During 2004, the Gas & Power business portfolio included: transportation of natural gas through offshore pipelines in the Gulf of Mexico; power equity investments; investments in Enterprise Product Partners L.P.; holding of capacity rights in US LNG import terminals; natural gas and power marketing, trading and storage; long-term gas transportation contracts; and energy management services.
Shell US Gas & Power (Group interest 100%) implemented extensive restructuring during 2004 including the sale of a number of offshore gas pipelines in the Gulf of Mexico, a partial sell down of the equity position in Enterprise Product Partners L.P., and the sale of its equity position in Tenaska Gateway Partners Ltd. power plant in Texas. The divestments are part of the Group’s ongoing programme of portfolio rationalisation.
The focus of the business on LNG in the USA has increased, including existing LNG import capacity rights at the Cove Point and Elba Island terminals as well as the continued evaluation of various options to expand its LNG import capabilities. In February 2005, Shell received a Record of Decision from the

US Maritime Administration approving the issuance of a licence for the Gulf Landing LNG terminal in the Gulf of Mexico.
Other Western Hemisphere
Bolivia In 1997, a Group company acquired a 25% interest in Transredes Transporte De Hidrocarburos S.A. (Transredes), an oil and gas pipeline company in Bolivia with over 3,500 miles in total pipeline network. In 1999, gas exports to Brazil commenced through a pipeline owned by Gas Transboliviano S.A. (Bol), and interconnected to Transredes, and itself a Transredes subsidiary in which the Group has both direct and indirect interests totalling 29.75%.
Brazil In 1997, Group companies acquired a minority interest in Companhia de Gas de Sao Paulo (Comgas), a Brazilian natural gas distribution company in the state of São Paulo. In 1999, a joint venture was formed with BG International that successfully bid for the final and controlling block of Comgas (current total Group interest is 18.2%).
In 1997, Group companies acquired a minority interest in Transportadora Brasileira Bolivia Brasil S.A. (Br), interconnected to Gas Transboliviano S.A.. (Bol), constituting the Brazilian side of the Bolivia-Brazil pipeline with around 1,400 miles in total pipeline network covering five Brazilian states (current total Group interest is 7%).
In 1998, an interest between 22% and 50% across four companies was acquired in an integrated pipeline and power station project in Cuiaba, western Brazil; the pipeline also crosses through eastern Bolivia. In 2000, Group companies, jointly with Prisma Energy (formerly Enron), acquired the Transredes interests in the Cuiaba pipeline and power plant. In 2003, Group interest across all four companies constituting the Cuiaba project became 50%. The Cuiaba gas-fired power plant (480MW) became commercially operational in 2002.
Mexico In 2003, Shell won a competitive tender to deliver gas through an LNG receiving terminal at Altamira, now under construction, to CFE (state power company). Group interest in the terminal is 50% after a 25% equity interest was sold to Total S.A in 2004, and a further 25% equity interest was sold to Mitsui which was completed in January 2005. Group interest in the marketing company which holds the capacity rights in the terminal is 75% with the remaining 25% held by Total. The terminal is located in the port of Altamira, Tamaulipas, on Mexico’s Gulf coast. The facility is expected to start operations in late 2006 supplying up to 5 billion cubic metres per annum of natural gas for 15 years from the new LNG re-gasification terminal under the tender contract, ramping up from an initial 3 billion cubic metres per annum.
Shell secured 50% capacity rights in the LNG receiving terminal on the West Coast of Mexico at Baja California to be built and owned by Sempra Energy. Initial capacity of the terminal will be 7.5mtpa (100%), which is expected to start up in 2008. Initial supplies will come from the Sakhalin LNG Project in Russia, according to agreements reached during 2004.
Venezuela In 2002, a Group company signed Framing and Preliminary Development Agreements covering a 30% interest in the Mariscal Sucre LNG (MSLNG) scheme. While these agreements expired in May 2004, Petroleos de Venezuela S.A.(PDVSA), Mitsubishi and Shell, sponsors of MSLNG, remain in discussions on progressing development of the offshore Norte de Paria fields for LNG export and supply of gas to the Venezuelan market.
LNG Supply and Shipping
Two operations, Shell Western LNG (SWLNG) and Shell Eastern LNG (SELNG) aim to secure supplies for downstream markets that Shell is developing. SWLNG sources LNG in the West and supplies Shell’s outlets in the Atlantic Basin (currently Spain and the USA), while SELNG sources LNG in the East, and may supply Shell’s terminal in India and other potential outlets in the Pacific region including China and Mexico. These operations will primarily use ships, currently a fleet totalling seven, which have been acquired or chartered by Shell Tankers Singapore Limited, Shell Tankers (UK) Ltd, Shell Bermuda (Overseas) Ltd and SWLNG.

InterGen
InterGen, an associated company (Group interest 68%) is an international operator and developer of power plants. InterGen brought two new facilities in the Netherlands and the UK into operation in 2004, totalling 1.7 Gigawatt (GW). During the year InterGen diluted its interests in Turkey, Australia and the Bajio plant in Mexico. In 2004, InterGen also sold its interest in Mountainview (USA), Sidi Krir (Egypt) and Wildflower (USA) assets. Overall the total generating capacity in operation at year-end 2004 was 9.3 GW compared with 10.5 GW at the beginning of 2004 (InterGen net equity interest). At the end of December 2004, the company had interests in 17 power stations. The potential sale of all or a large majority of InterGen and its corporate capability is being investigated. It is not clear at this stage whether or not the process will eventually lead to a sale.

2.	Oil Products
USA
Oil Product activities in the USA are carried out through various Shell Oil Company subsidiaries. In early 2002, Shell Oil Company acquired the 44% Texaco Inc. interest in Equilon Enterprises LLC, which is now doing business as Shell Oil Products US. At the same time Shell Oil Company and Saudi Refining Inc. acquired Texaco’s interest in Motiva Enterprises LLC, making each company a 50% owner of that business. Shell Oil Company also holds a 50% interest in the Deer Park Refining Limited Partnership, which is a joint venture between Shell Oil Company and a subsidiary of Mexico’s national oil company Petroleos Mexicanos (“Pemex”). Together, Shell Oil Products US and Motiva hold a significant position in the US refined products industry, with a market-leading 13% share of US gasoline sales. At the end of 2004, the two companies, together with Deer Park Refining Limited Partnership, operated eight refineries with a combined capacity of approximately 1.5 million barrels per day (Shell share 1.0 million barrels per day).
Shell Oil Products US and Motiva both market petroleum and other products directly and through independent wholesalers and retailers and have the exclusive rights to use the “Shell” brand on refined oil product sales in those areas of the USA where each company is authorised to conduct its respective business. In addition, Shell Oil Products US and Motiva had the exclusive rights to use the “Texaco” brand on refined oil product sales in their respective areas through to June 2004, and have the non-exclusive rights through to June 2006.
Starting in 2002, Shell Oil Products US and Motiva planned to reduce the number of service stations in the overall network by around 30%, to some 15,000 sites. Through the fourth quarter of 2004, some 79% of the site rationalisation programme was complete. Furthermore, a programme is underway to re-brand Texaco branded sites to the Shell brand, which was largely completed by the end of 2004. Through the fourth quarter of 2004, over 6,100 sites had been rebranded from the Texaco to the Shell brand. At year end 2004, about 100 sites remained to be rebranded.
The purchase of Pennzoil-Quaker State Company (PQS) was completed in October 2002. This acquisition made the Group a leader (by market share) in both passenger car motor oil and diesel engine oil in the USA and aligns with the Group’s strategy to become a leader in the global lubricants market.
During 2004, the Group completed a number of transactions to sell its non-strategic assets. These transactions included the sale of the company’s mid-continent refined products pipeline system to Magellan Midstream Partners L.P. and the sale of the company’s midwest refined products pipeline system to Buckeye Partners L.P. The Group received proceeds from the two transactions totalling just over $1 billion.
In May 2004, Motiva completed the sale of its Delaware refinery to the Premcor Refining Group Inc. During 2004, Shell announced that it would keep its Bakersfield, California refinery (previously announced for closure) operating through to March 31, 2005, subject to regulatory approval. During 2004, the company conducted an extensive sale process to market the refinery to potential buyers. In January 2005, Shell Oil Products US announced it had reached an agreement to sell the refinery to a newly formed subsidiary of Flying J Inc. subject to regulatory approvals and certain closing conditions. The sale was completed on March 15, 2005.

Canada
Shell Canada (Group interest 78%) owns refineries in Alberta, Ontario and Quebec, with a total refinery capacity of 0.3 million barrels per day and has a network of over 1,700 service stations. Construction of ultra-low-sulphur-diesel projects at the Alberta and Quebec refineries are on track for completion in early 2006. Under a joint venture agreement, Shell Canada holds a 60% interest in the Athabasca Oil Sands Project (AOSP) in Northern Alberta. This includes the Muskeg River Mine and the Scotford Upgrader. In 2004, the AOSP successfully achieved its first full year of integrated operations. Most of the synthetic crude feedstock from the Scotford Upgrader is processed at the adjoining Alberta (Scotford) refinery.
Europe
The Group has a presence in 33 European countries. It has a majority interest in eleven refineries with a total capacity of 1.7 million barrels per day and lesser interests in another seven refineries with a capacity of 1.0 million barrels per day (Group share 0.3 million barrels per day). There are a total of some 10,600 service stations. In the fourth quarter of 2004, the sale of the retail and commercial assets in Portugal and of the assets onshore in Spain were completed. In quarter one of 2005, the sale of offshore assets in Spain was completed. The sale in Spain includes a Trademark Licence Agreement time-limit whereby the buyer will continue to use the Shell brand. Shell will continue to operate in Spain through its LPG, lubricants, aviation and marine businesses. Additionally, in the fourth quarter of 2004, the Group and the MOL Group signed a Sale and Purchase Agreement for the sale of the shares in Shell Romania SRL, excluding Shell Gas Romania S.A. The divestment includes a network of 59 retail service stations geographically spread across Romania and the Aviation, Lubricants, Commercial and Marine businesses. The sale is subject to regulatory approval and completion is expected to take place in early 2005.
Middle East and Asia Pacific
The Group has a presence in 35 countries in the Middle East and Asia Pacific. At the end of 2004 the Group had a majority interest in five refineries with total capacity of approximately 0.9 million barrels per day and lesser interests in another seven refineries with total capacity of 0.9 million barrels per day (in which the Group’s share amounts to 0.3 million barrels per day). There are a total of some 10,400 service stations in retail markets. In the second quarter of 2004, the Group and China Petroleum and Chemical Corporation (Sinopec) signed a joint venture contract to develop a network of some 500 retail service stations in Jiangsu Province in China. The joint venture, which involves an initial investment of about $200 million, expects to have the network operational within three years of the establishment of the joint venture company. The joint venture started operating its first service stations in January 2005. In the third quarter of 2004, the Group, a 50% shareholder of Showa Shell, transferred a portion (37,540,000 shares or 9.96% of the total shares issued) of its shares held to Saudi Arabian Oil Company. The transfer was effected by the Group selling Shell Japan Holdings B.V., a shareholder in the company, to Aramco Overseas Company B.V.. Saudi Aramco has also agreed in principle to acquire an additional 18,840,000 shares in Showa Shell from the Group subject to satisfaction of certain commercial conditions. The Group completed the sale of 72 million ordinary shares in Shell Refining Company (FOM) Berhad (SRC) in Malaysia. The sale accounted for 24% of SRC stock. The sale of the Group’s 64% equity share in the Rayong Refinery in Thailand was completed in the fourth quarter of 2004, reducing the Group’s consolidated debt by some $1.3 billion.
Africa
The Group has a presence in 36 African countries. As at the end of 2004 the Group has a 50% interest in the Durban refinery in South Africa with a refinery capacity of some 0.2 million barrels per day and lesser interests in another five refineries with a total capacity at the end of 2004 of 0.2 million barrels per day. There are a total of some 2,500 service stations in retail markets. The fuels market in Africa largely remains heavily regulated by national governments, however several new entrants into the market have led to intensified competition. In the first quarter of 2005 the Group signed a Share Purchase Agreement relating to the divestments of its Oil Products businesses in Guinea-Bissau. The sale is subject to regulatory approval and completion is expected to take place in the second quarter of 2005.

South and Central America
The Group has a presence in 35 countries in South and Central America. At the end of 2004, the Group held a 100% interest in the Buenos Aires refinery in Argentina with a capacity of 0.1 million barrels per day and lesser interests in another three refineries with a total combined capacity of 0.1 million barrels per day. There are a total of approximately 4,600 retail service stations and close to 5,000 commercial customers. In the first quarter of 2004, the Group announced plans to restructure operations in Venezuela and transferred its retail business to local entrepreneurs during 2004. In the third quarter of 2004, the Group announced the sale of its retail and commercial businesses in Peru. The Group and Sol Group, a petroleum affiliate of the Interamericana Trading Corp, announced in the fourth quarter of 2004 that they had signed a Sale and Purchase Agreement and a Trademark License Agreement relating to the divestment of the Group’s Oil Products businesses (excluding the aviation business) in the Eastern part of the Caribbean. The agreements relate to the Group’s retail, commercial, local marine and LPG businesses. The sale was completed in February 2005.
Global Businesses
The Group manages its Aviation, Marine Products, LPG, and Lubricants businesses, which are part of the Oil Products segment, on a global basis. This global approach has allowed the Group to better meet the needs of its global customers, share best practice and common processes and drive for lower cost structures and supply chain optimisation.
Shell Aviation is a world leader in the marketing of aviation fuels and lubricants and in the operation of airport fuelling. Every day at over 1,100 airports in 90 countries, Shell Aviation fuels some 20,000 aircraft and supplies over 21 million gallons (80 million litres) of fuel. In 2004, Shell Aviation was voted the world’s best ‘Jet Fuel Marketer’ in the Armbrust Survey. Shell has won the coveted Armbrust Aviation award five times in the last eight years.
Shell Marine Products is a global sales and marketing business, supplying marine fuels, lubricants and related services to the marine industry. The business supplies around 20 different types of marine fuel to power diesel engines, steam and gas turbine vessels, together with around 100 different types of marine lubricants blended to provide optimum protection in the toughest environments. The business serves more than 15,000 customer vessels ranging from large ocean-going tankers to small fishing boats.
Shell Gas LPG markets LPG to around 30 million customers in over 50 countries and territories, supplying LPG for domestic purposes (heating, cooking, etc), commercial (restaurants), agriculture and industry. In some markets, LPG is becoming increasingly popular as an automotive fuel. Typically, LPG is distributed in cylinders and small/ large bulk tanks.
As a result of an unsolicited approach from an interested buyer, the Group has decided to explore its strategic options with regard to its downstream global LPG distribution and marketing business. The review is ongoing and progress will depend on the conclusions of the review. Meanwhile work that was already underway to structure LPG into a stand-alone global operation will be accelerated.
The Group announced in the fourth quarter of 2004 the signing of a Sale and Purchase Agreement with Repsol YPF relating to the divestment of Shell Gas (LPG) business in Portugal. The divestment of the Shell Gas (LPG) Portugal’s subsidiaries and shareholdings, includes the assets of two LPG filling plants, more than two million cylinders, supply, distribution and customer contracts covering mainland Portugal and the islands of Madeira and Azores. The sale is subject to regulatory approval and completion is expected in the first half of 2005. The Group also announced in the fourth quarter of 2004 the sale of its LPG interest in Cote d’Ivoire. It is expected that this transaction will also be completed in the first half of 2005.
Shell Lubricants is a global leader in finished lubricants. Shell lubricants companies operate in over 120 countries worldwide, manufacturing and marketing some of the most recognised (by market share) lubricants brands including Shell Helix, Pennzoil, Shell Rotella, Shell Rimula and Quaker State. Shell’s high quality lubricants are used across the transport sector in passenger cars, trucks, coaches, airplanes and ships. They also deliver superior lubrication solutions to the manufacturing, food processing, mining and agriculture industries. In addition, through the Jiffy Lube fast lube network Shell

Lubricants provide car maintenance and service to some 30 million customers in the USA and are growing this business in developing markets such as China.
Shell Global Solutions provides business and operational consultancy, technical services and research and development expertise to the energy industry worldwide. Shell Global Solutions has an extensive network of offices around the world, with primary commercial centres now operating in the USA, Europe and Asia Pacific.
In 2004 Global Solutions supported the Group’s business activities in downstream manufacturing, downstream marketing, Gas & Power, and production, and successfully serviced refining, chemicals, gas, power, metals, and motor-sport customers in Europe, the USA, the Middle East and Asia Pacific.

3.	Chemicals
Europe
Belgium CRI Catalyst Co Belgium N.V. (Group interest 100%) manufactures catalysts at its Ghent, Belgium facility.
Luxembourg Catalyst Recovery Europe S.A. (Group interest 100%) was divested in 2004 as part of CRIC’s decision to exit its global catalyst regeneration business.
France At Berre l’Etang, Shell Pétrochimie Méditerranée S.A.S. (SPM) (Group interest 100%), owns and operates a refinery as well as petrochemicals units, manufacturing oil products, aromatics, butadiene, solvents, and diisobutylene. SPM also operates additives units on behalf of Infineum, polypropylene and polyethylene units on behalf of Basell, an ethylene/ propylene cracker on behalf of Société du Craqueur de l’Aubette S.N.C. (a 50:50 joint venture between SPM and Basell), and several polymer units on behalf of third party companies. Basell also manufactures low-density polyethylene at Fos sur Mer.
Germany Shell Deutschland Oil GmbH (SDO) (Group interest 100%) operates manufacturing plants in Harburg (hydrocarbon solvents), Godorf (benzene, toluene), Wesseling (ethylene, propylene, benzene, toluene, xylenes, methanol), and Heide (ethylene, propylene, benzene, toluene, xylenes, hydrocarbon solvents and chemical solvents). By virtue of the Group’s share interest (32.25%) in the relevant manufacturing company, Shell Chemicals Europe B.V. (SCE) is entitled to a proportion of the production of propylene and methyl tertiary butyl ether from plants in Karlsruhe. Due to the Group’s share interest (37.5%) in a company in Schwedt, SCE receives propylene, benzene, toluene, and xylenes. Kataleuna GmbH Catalysts, a CRIC company, manufactures catalyst at its Leuna, Germany plant. Basell manufactures ethylene, propylene, and polyolefins at its Wesseling site.
Netherlands Shell Nederland Chemie B.V. (SNC) (Group interest 100%) manufactures solvents, methyl tertiary butyl ether, brake fluids, glycol ethers units and urethanes (polyols) at the Pernis facility. SNC operates at Pernis, a polypropylene plant owned by Basell and several derivatives on behalf of third party companies.
SNC manufactures lower olefins, benzene, ethyl benzene, ethylene oxide, and styrene monomer/ propylene oxide (SM/PO) at the Moerdijk facility and operates a SM/PO plant owned by Ellba CV, a 50:50 joint venture between Group companies and BASF. Using the Group’s “SMPO process”, Ellba simultaneously produces styrene monomer, primarily used in the production of polystyrene, and propylene oxide, a chemical building block in a series of products from industrial foams to surfactants, solvents, additives and lubricants.
Shell Chemicals Europe B.V. (SCE), is responsible for all chemicals sales, supply chain management, and the procurement of feedstocks and process chemicals for chemical products across Western Europe other than in respect of chemicals joint ventures in which Group companies have an interest.
United Kingdom Shell U.K. Oil Products Ltd. (as an agent for Shell U.K. Ltd.) operates the plants of Shell Chemicals U.K. Ltd. (SCUK) (Group interest 100%) at Stanlow, which produce propylene, benzene, toluene, and higher olefins and derivatives. In Carrington, Basell manufactures polypropylene and low-density polyethylene, and operates SCUK’s plants to produce derivatives from ethylene oxide and propylene oxide and a third party’s unit. SCUK also owns NEODOL ethoxylates assets operated by ICI Chemicals & Polymers Ltd. at Wilton. SCE has indirect rights to an ethylene oxide supply from Dow’s

Wilton facility. At Fife in Scotland, ExxonMobil owns and operates an ethylene plant in which, under a processing rights agreement, SCUK is entitled to 50% of the output.
Other Eastern Hemisphere
Australia Basell produces polypropylene at plants in Clyde and Geelong, and operates a propylene splitting unit at Clyde.
China CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) is a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd. (CPIL). CPIL shareholders include China National Offshore Oil Corporation (CNOOC) (90%) and the Guangdong Investment & Development Company (10%). CSPCL will produce a range of petrochemicals, including ethylene, propylene, styrene monomer, propylene oxide, mono-ethylene glycol, polypropylene, high-density polyethylene, low-density polyethylene, and butadiene. This complex is targeted for commissioning towards the end of 2005 and is expected to produce 2.3 million tonnes per annum of petrochemical products. CNOOC and Shell Petrochemicals Marketing Company Ltd. (CSPMCL), also a 50:50 joint venture between Group companies and CPIL, coordinate pre-marketing services until CSPCL begins operations.
Saudi Arabia The Saudi Petrochemical Company (SADAF), a 50:50 joint venture between Group companies and Saudi Basic Industries Corporation (SABIC), owns and operates a one million tonnes per year ethylene cracker and downstream plants capable of producing 3.6 million tonnes per year of crude industrial ethanol, ethylene dichloride, caustic soda, styrene, and methyl tertiary butyl ether. The marketing arms of both partners handle local and international marketing of SADAF products. The Group’s marketing effort is co-coordinated by Shell Trading (M.E.) Private Ltd. (Group interest 100%) located in Dubai, United Arab Emirates.
Singapore Group companies own a 50% and 30% equity interest in two Sumitomo-managed joint ventures, Petrochemical Corporation of Singapore (Private) Ltd. (PCS) and The Polyolefin Company (Singapore) Pte. Ltd. (TPC), respectively. PCS owns and operates two ethylene crackers with a total capacity of one million tonnes a year of ethylene and 500,000 tonnes a year of propylene. Ethylene Glycols (Singapore) Pte. Ltd. (Group interest 70%) owns and operates an ethylene oxide/ glycols plant. Seraya Chemicals (Singapore) Pte. Ltd. (SCSL) (Group interest 100%) owns and operates a SM/PO plant, and operates a SM/PO plant owned by Ellba Eastern Pte Ltd., a 50:50 joint venture between the Group and BASF.
USA
Shell Chemical LP (SCLP) has manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Manufactured chemical products include lower olefins, aromatics, phenol, solvents, ethylene oxide/ glycols, higher olefins and their derivatives, propanediol, styrene monomer, propylene oxide, additives, and catalysts. These chemical products are used in many consumer and industrial products and processes and are sold primarily to industrial markets in the United States.
Basell manufactures advanced polyolefins at Bayport, Texas; Jackson, Tennessee; and Lake Charles, Louisiana. Infineum has manufacturing facilities at Argo, Illinois; Baytown, Texas; Bayway, New Jersey and Belpre, Ohio. CRIC catalyst manufacturing locations are at Martinez, Pittsburgh, and Azusa, in California; Michigan City, Indiana and Willow Island, West Virginia.
Sabina Petrochemicals LLC, a joint venture owned by SCLP (62%), BASF Corporation (23%) and ATOFINA Petrochemicals, Inc. (15%) started production in the first quarter of 2004 at its 410,000 tonnes per year butadiene extraction facility in Port Arthur, Texas.
Other Western Hemisphere
Canada Shell Chemicals Canada Ltd. (SCCL) (Group interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol. Manufacturing locations are at Sarnia, Ontario and near Fort Saskatchewan, Alberta. SCCL sells its products to Shell Chemicals Americas Inc. (SCAI) (Group interest 100%). SCAI was incorporated in 2004 and commenced operations in January 2005. SCAI is the marketing company for (i) all Canadian domestic sales of chemical products, (ii) all exports of Canadian made chemical products, and (iii) exports of US made chemical products where a Shell entity arranges transportation.
PTT Poly Canada, L.P., a 50:50 joint venture (limited partnership pursuant to the Civil Code of Quebec, Canada) between SCCL and Investissements Petrochimie (2080) Inc., a subsidiary of the Société Générale de Financement du Québec, has built a world-scale polytrimethylene terephthalate (PTT) plant near Montreal, Quebec, Canada. The 95,000 tonnes per year plant started production in late 2004. The joint venture markets PTT under the trademark CORTERRA™ Polymers, with its main use in carpet and textile fibres.
Basell operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd. Basell also owns and operates polypropylene units at Varennes, Quebec, and at Sarnia.
Criterion Catalysts & Technologies Canada Inc, a CRI/Criterion company, manufactures catalyst at its Medicine Hat, Alberta plant.
Puerto Rico Shell Chemical Yabucoa Inc. (SCYI) (Group interest 100%) owns and operates a 77,000-barrel per day refinery producing feedstock for the Deer Park, Texas and Norco, Louisiana chemical plants. The facility also produces gasoline, diesel, jet fuel and residual fuels, primarily for use in Puerto Rico.

PART XI
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1.	Directors and senior management
1.1    The Royal Dutch Shell Board

Royal Dutch Shell has a single tier board of directors headed by a non-executive Chairman, with management led by a Chief Executive. The Royal Dutch Shell Board comprises 10 non-executive directors (including the Chairman) and five executive directors as set out below:

—	Aad Jacobs, Chairman and Chairman of the Nomination and Succession Committee(3)

—	Lord Kerr of Kinlochard, Deputy Chairman (and senior independent Non-executive director)(1),(3)

—	Jeroen van der Veer, Chief Executive

—	Peter Voser, Chief Financial Officer

—	Malcolm Brinded, Executive director, Exploration and Production

—	Linda Cook, Executive director, Gas & Power

—	Rob Routs, Executive director, Oil Products and Chemicals

—	Maarten van den Bergh, Non-executive director(2)

—	Sir Peter Burt, Non-executive director(4)

—	Mary (Nina) Henderson, Non-executive director(2),(4)

—	Sir Peter Job, Non-executive director(1)

—	Wim Kok, Non-executive director and Chairman of the Social Responsibility Committee(2)

—	Jonkheer Aarnout Loudon, Non-executive director and Chairman of the Remuneration Committee(1),(3)

—	Christine Morin-Postel, Non-executive director(4)

—	Lawrence Ricciardi, Non-executive director and Chairman of the Audit Committee(4)

(1)	Member of the Remuneration Committee

(2)	Member of the Social Responsibility Committee

(3)	Member of the Nomination and Succession Committee

(4)	Member of the Audit Committee
Aad Jacobs is the non-executive Chairman of Royal Dutch Shell with responsibility for leadership of the Royal Dutch Shell Board. Aad Jacobs will be Chairman until his previously planned retirement at the Royal Dutch Shell annual general meeting in 2006 when it is envisaged that he will be succeeded by an external appointee. The search for his successor has commenced.
Jeroen van der Veer will lead Royal Dutch Shell as Chief Executive. He is already acting as Group Chief Executive of the Royal Dutch/Shell Group.
Reporting to Jeroen van der Veer are: Peter Voser, the Chief Financial Officer; Malcolm Brinded, Executive director of Exploration and Production; Linda Cook, Executive director of Gas & Power; and Rob Routs, Executive director of Oil Products and Chemicals. Jeroen van der Veer chairs an Executive Committee comprising himself and the four executive directors named above.
All the non-executive directors of Royal Dutch Shell are considered to be independent, with the exception of Maarten van den Bergh who was previously a Managing Director and President of Royal Dutch, and currently serves as a Managing Director of Shell Petroleum N.V.

Six of the 10 non-executive directors on the Royal Dutch Shell Board have been drawn from the seven members of the Royal Dutch Supervisory Board; four have been drawn from the nine non-executive directors of the Shell Transport Board.
Five of the 10 non-executive directors are expected to be replaced by 2008, namely the Chairman in 2006 and two more in each of 2007 and 2008. The retiring non-executive directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of the Royal Dutch Shell Board’s supervision of the RDS Group.

There are no family relationships between any members of the Royal Dutch Shell Board.
1.2    Details of Royal Dutch Shell directors

Short biographies of the Royal Dutch Shell directors and details of their roles including the principal activities performed by the Royal Dutch Shell directors outside Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group and the names of all companies and partnerships of which each individual has been a director or partner at any time in the five years preceding the date of this document are set out below.

The business address of each Royal Dutch Shell director is Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands.

(i)	Aad Jacobs, born 28 May 1936 (68), is a Dutch national. He is Chairman of the Royal Dutch Shell Board. He was appointed a member of the Royal Dutch Supervisory Board in 1998 and Chairman of the Royal Dutch Supervisory Board in 2002. He was previously Chairman of the Board of Management of ING Groep N.V. from 1992 to 1998.

Aad Jacobs holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/ Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Chairman of the Supervisory Board	Joh. Enschedé B.V.	Yes
Chairman of the Supervisory Board	Imtech N.V.	Yes
Chairman of the Supervisory Board	VNU N.V.	Yes
Vice-Chairman of the Supervisory Board	Buhrmann N.V.	Yes
Vice-Chairman of the Supervisory Board	IHC Caland N.V.	Yes
Member of the Supervisory Board	ING Groep N.V.	Yes
Member of the Supervisory Board	Euronext N.V.	No (resigned May 2003)

(ii)	Lord Kerr of Kinlochard GCMG, born 22 February 1942 (63), is a British national. He is Deputy Chairman (and senior independent non-executive director) of Royal Dutch Shell. He was appointed a director of Shell Transport in 2002. Previously, he was UK Permanent Representative to the EU, British Ambassador to the US, Foreign Office Permanent Under Secretary of State and Head of the UK Diplomatic Service. On leaving government service he was Secretary-General of the European Convention (2002 to 2003). A member of the House of Lords since 2004, he is now Chairman of the Court and Council of Imperial College, London and a trustee of the National Gallery and the Rhodes Trust.

Lord Kerr holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Shell Transport and any directorships of Royal Dutch/ Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Non-executive director	Rio Tinto plc	Yes
Non-executive director	Rio Tinto Limited	Yes
Non-executive director	Scottish American Investment Company plc	Yes

(iii)	Jeroen van der Veer, born 27 October 1947 (57), is a Dutch national. He is the Chief Executive of Royal Dutch Shell. He joined the Royal Dutch/ Shell Group in 1971 in refinery process design and has held a number of senior management positions around the world. He was appointed President of Royal Dutch in 2000, having been a Managing Director since 1997. He was appointed Chairman of the Committee of Managing Directors of the Royal Dutch/ Shell Group in March 2004 and Group Chief Executive in October 2004.

Jeroen van der Veer holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/ Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Non-executive director	Unilever (being Unilever N.V., Unilever plc and Unilever Holdings Ltd)	Yes
Member of the Supervisory Board	De Nederlandsche Bank N.V.	No (resigned September 2004)

(iv)	Peter Voser, born 29 August 1958 (46), is a Swiss national. He is Chief Financial Officer of Royal Dutch Shell. He was employed from 1982 to March 2002 by the Royal Dutch/ Shell Group in a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Group Chief Internal Auditor of the Royal Dutch/ Shell Group, Chief Financial Officer of Shell Europe Oil Products and Chief Financial Officer of Shell International Oil Products. He was appointed Managing Director of Shell Transport and a Royal Dutch/ Shell Group Managing Director with effect from October 2004.

Peter Voser holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Shell Transport and any directorships of Royal Dutch/Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Member of the Supervisory Board	Aegon N.V.	Yes
Member of the Supervisory Board	UBS AG	Yes
Chief Finance Officer	ABB Ltd	No (resigned September 2004)
Non-executive director	Swiss-American Chamber of Commerce (in Switzerland)	No (resigned September 2004)

(v)	Malcolm Brinded CBE FREng, born 18 March 1953 (52), is a British national. He is Executive director, Exploration and Production of Royal Dutch Shell. He joined the Royal Dutch/Shell Group in 1974 and has held various positions around the world. He was Country Chair for the Royal Dutch/Shell Group in the UK from 1999 to 2002 and Director of Planning, Environment and External Affairs at Shell International Ltd. from 2001 to 2002. He became a Managing Director of Royal Dutch in 2002. In March 2004, he was appointed a director and Managing Director of Shell Transport and became Vice-Chairman of the Committee of Managing Directors. He has participated in and led various industry bodies, including the UK Industry Leadership Team which he co-chaired from 1998 to 2001, covering all UK upstream industry operators, contractors and suppliers.

Malcolm Brinded has held no directorships in the past five years other than his directorships of Royal Dutch Shell, Royal Dutch and Shell Transport and any directorships of Royal Dutch/Shell Group companies. He has not been a partner in any partnerships in the past five years.

(vi)	Linda Cook, born 4 June 1958 (46), is a US national. She is Executive director, Gas & Power of Royal Dutch Shell. She joined Shell Oil Company in Houston in 1980, having graduated from the University of Kansas with a degree in Petroleum Engineering. She worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions until 1998 when she moved to The Hague and was appointed Director, Strategy & Business Development of the Shell Exploration and Production Global Executive Committee. She became Chief Executive Officer for Shell Gas & Power in London in January 2000. In 2003, she became President and Chief Executive Officer and a member of the board of directors of Shell Canada Limited. In August 2004, she was appointed a Managing Director of Royal Dutch and became a Royal Dutch/Shell Group Managing Director and Chief Executive Officer of Shell Gas & Power. She is a member of the Society of Petroleum Engineers.

Linda Cook holds or has held in the past five years the following directorship in addition to her directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/Shell Group companies. She has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Non-executive director	The Boeing Company	Yes

(vii)	Rob Routs, born 10 September 1946 (58), is a Dutch national. He is Executive director, Oil Products and Chemicals of Royal Dutch Shell. He joined the Royal Dutch/Shell Group in 1971. He has held various positions in The Netherlands, Canada and the US and was previously President and Chief Executive Officer of Shell Oil Products US and President of Shell Oil Company and Country Chair for the Royal Dutch/Shell Group in the US. He was appointed a Managing Director of Royal Dutch and became a Royal Dutch/Shell Group Managing Director with effect from July 2003.

Rob Routs holds or has held in the past five years the following directorship in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch /Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Director	INSEAD	Yes

(viii)	Maarten van den Bergh, born 19 April 1942 (63), is a Dutch national. He was appointed as a non-executive director of Royal Dutch Shell in October 2004. He was President of Royal Dutch from 1998 to 2000 having been a Managing Director of Royal Dutch since 1992. He was appointed a member of the Royal Dutch Supervisory Board in 2000.

Maarten van den Bergh holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Member of the Supervisory Board	Akzo Nobel N.V.	Yes
Non-executive director	British Airways plc	Yes
Non-executive director	BT Group plc	Yes
Chairman	Lloyds TSB Group plc	Yes

(ix)	Sir Peter Burt MA MBA LLD FRSE FCIBS, born 6 March 1944 (61), is a British national. He was appointed as a non-executive director of Royal Dutch Shell in October 2004. He was appointed a non- executive director of Shell Transport in 2002. He was Group Chief Executive of the Bank of Scotland and in 2001 became Executive Deputy Chairman of HBOS Plc and was Governor of the Bank of Scotland until 2003.

Sir Peter Burt holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Shell Transport and any directorships of Royal Dutch/Shell Group companies. He is also a partner in the following partnerships.

Position	Company	Position still held
Chairman	ITV plc	Yes
Director	R&A Trust Company (No. 1) Limited	Yes
Director	R&A Trust Company (No. 2) Limited	Yes
Non-executive director	Templeton Emerging Markets Investment Trust plc	Yes
Director	HCEG Limited	No (resigned April 2005)
Director	Honourable Company of Edinburgh Golfers Limited	No (resigned April 2005)
Chairman	Dyslexia Scotland	No (resigned March 2005)
Director	Edinburgh International Festival Society	No (resigned June 2004)
Director	The Foundation for Skin Research	No (resigned January 2004)
Executive director	HBOS plc	No (resigned January 2003)
Non-executive director	Sainsbury’s Bank plc	No (resigned January 2002)
Partner (formerly a director & chairman)	Gleacher Shacklock LLP (formerly Gleacher Shacklock Ltd)	Yes
Partner	Gleacher Partners LLP	Yes
Partner	West End Media	Yes

(x)	Mary (Nina) Henderson, born 6 July 1950 (54), is a US national. She was appointed as a non-executive director of Royal Dutch Shell in October 2004. She was appointed a non-executive director of Shell Transport in 2001. She was previously President of a major division and Corporate Vice-President of Bestfoods, a US foods company, and was responsible for worldwide core business development.

Mary (Nina) Henderson holds or has held in the past five years the following directorships in addition to her directorships of Royal Dutch Shell and Shell Transport and any directorships of Royal Dutch/ Shell Group companies. She has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Non-executive director	AXA Financial Inc	Yes
Non-executive director	Del Monte Foods Company	Yes
Non-executive director	Pactiv Corporation	Yes
Non-executive director	Visiting Nurse Service of New York	Yes
Non-executive director	Hunt Corporation	No (resigned December 2002)

(xi)	Sir Peter Job, born 13 July 1941 (63), is a British national. He was appointed as a non-executive director of Royal Dutch Shell in October 2004. He was appointed as a non-executive director of Shell Transport in 2001. He was previously Chief Executive of Reuters Group Plc.

Sir Peter Job holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Shell Transport and any directorships of Royal Dutch/ Shell Group companies. He is also a partner in the following partnerships.

Position	Company/Partnership	Position still held
Member of the Supervisory Board	Deutsche Bank AG	Yes
Non-executive director	Instinet Group Inc	Yes
Non-executive director	Schroders plc	Yes
Non-executive director	TIBCO Software Inc	Yes
Member of the Supervisory Board	Bertelsmann AG	No (resigned March 2005)
Non-executive director	GlaxoSmithKline plc	No (resigned December 2004)
Non-executive director	Multex.com Inc	No (resigned February 2003)
Chief Executive	Reuters Group plc	No (resigned July 2001)
Partner	Take 3.8	Yes
Partner	Take 4	Yes
Partner	Take 6	Yes
Partner	Jones LaSalle Development Partnership	Yes
Partner	CIP Bridgewater Place Ltd Partnership	Yes

(xii)	Wim Kok, born 29 September 1938 (66), is a Dutch national. He was appointed as a non-executive director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch Supervisory Board with effect from 1 July 2003. He chaired the Confederation of Dutch Trade Unions (FNV) before becoming a member of the Dutch Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). He was appointed Dutch Minister of Finance in 1989 and Dutch Prime Minister in 1994, serving for two periods of government up to July 2002.

Wim Kok holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/Shell Group companies. He has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Member of the Supervisory Board	ING Groep N.V.	Yes
Member of the Supervisory Board	Koninklijke Luchtvaart Maatschappij N.V. (KLM)	Yes
Member of the Supervisory Board	TPG N.V.	Yes

(xiii)	Jonkheer Aarnout Loudon, born 10 December 1936 (68), is a Dutch national. He was appointed as a non-executive director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch Supervisory Board in 1997.

Jonkheer Aarnout Loudon holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/Shell Group companies. He is also a partner in the following partnership.

Position	Company/Partnership	Position still held
Chairman of the Supervisory Board	ABN AMRO Holding N.V. Yes
Chairman of the Supervisory Board	Akzo Nobel N.V.	Yes
Member of the International Advisory Board	Allianz AG	Yes
Member of the Supervisory Board	Het Concertgebouw N.V.	Yes
Non-executive director	Corus Group plc	No (resigned April 2002)
Chairman of the Supervisory Board	Hollandsche Beton Groep N.V.	No (resigned May 2002)
Partner	Maatschap ’s-Gravenhage	Yes

(xiv)	Christine Morin-Postel, born 6 October 1946 (58), is a French national. She was appointed as a non-executive director of Royal Dutch Shell in October 2004. She was appointed a member of the Royal Dutch Supervisory Board in 2004. She was Chairman and CEO of Credisuez from 1993 to 1996.

Christine Morin-Postel holds or has held in the past five years the following directorships in addition to her directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/ Shell Group companies. She has not been a partner in any partnerships in the past five years.

Position	Company	Position still held
Non-executive director	Alcan Inc	Yes
Non-executive director	Pilkington plc	Yes
Non-executive director	3i Group plc	Yes
Non-executive director	Arlington Capital Investors (Europe)	No (resigned January 2005)
Non-executive director	Fortis S.A./N.V.	No (resigned March 2003)
Executive Vice-President	Suez S.A.	No (resigned March 2003)
Chief Executive and Chairman of the Management Committee	Suez-Tractebel (formerly Société Générale de Belgique)	No (resigned March 2001)
Non-executive director	The Rank Group plc	No (resigned April 2001)

(xv)	Lawrence Ricciardi, born 14 August 1940 (64), is a US national. He was appointed as a non-executive director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch Supervisory Board in 2001. He is Senior Adviser to the law firm Jones Day and to Lazard Freres & Co. and a trustee of the Pierpoint Morgan Library, the Andrew W. Mellon Foundation and Ithaka Harbors, Inc.

Lawrence Ricciardi holds or has held in the past five years the following directorships in addition to his directorships of Royal Dutch Shell and Royal Dutch and any directorships of Royal Dutch/ Shell Group companies. He is also, or was in the past five years, a partner in the following partnerships.

Position	Company/Partnership	Position still held
Director	The Reader’s Digest Association Inc.	Yes
Senior Vice President	IBM	No (resigned August 2002)
Limited Partner	Archstone Partners L.P.	Yes
Limited Partner	Lehman Bros. Capital Partners I	Yes
Limited Partner	KKR Partners II, L.P.	Yes
Limited Partner	Stamford Associates	Yes
1.3    Confirmations
No Royal Dutch Shell director:

•	has any unspent convictions in relation to indictable offences or convictions in relation to fraudulent offences;

•	has been bankrupt or entered into an individual voluntary arrangement;

•	has been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company’s creditors generally or with any class of its creditors;

•	has been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

•	has had his assets the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership;

•	has been subject to any public criticism, official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body) or has ever been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of a company.

1.4	Interests of Royal Dutch Shell directors in Royal Dutch Shell Shares following Completion

Set out below are the expected interests of the Royal Dutch Shell directors in the issued share capital of Royal Dutch Shell following Completion. This table has been prepared on the basis of the information available as at 13 May 2005 (the last practicable date prior to the publication of this document).

		Number of
		Royal Dutch	Number of
		Shell Shares	Royal Dutch Shell
	Number of	held under	Shares held under	Number of
	Royal Dutch Shell	the LTIP including	the Deferred	Royal Dutch Shell
Director	Shares	dividend shares	Bonus Plan	Shares under option
Aad Jacobs	—	—	—	—
Lord Kerr of Kinlochard	2,873	—	—	—
Jeroen van der Veer	26,660	255,532	24,932	934,200
Peter Voser	—	74,068	—	229,866
Malcolm Brinded	22,397	195,947	21,482	707,426
Linda Cook	31,198 (held as restricted shares) 434 (held as Royal Dutch Shell ADRs)	—	—	455,598 (including 36,087 Stock Appreciation Rights and interests in the Shell Provident Fund worth 10,486 shares	)
Rob Routs	—	176,559	—	554,932
Maarten van den Bergh	8,000	—	—	—
Sir Peter Burt	2,873	—	—	—
Mary (Nina) Henderson	2,585	—	—	—
	(held as Royal Dutch Shell ADRs)
Sir Peter Job	1,025	—	—	—
Wim Kok	—	—	—	—
Jonkheer Aarnout Loudon	150,000	—	—	—
Christine Morin-Postel	—	—	—	—
Lawrence Ricciardi	20,000 (held as Royal Dutch Shell ADRs)	—	—	—
Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period and on the basis of the information available as at 13 May 2005 (the last practicable date prior to the publication of this document), and except as set out above, no Royal Dutch Shell director will, immediately following Completion, have any interest in the issued share capital of Royal Dutch Shell which will be required to be notified to Royal Dutch Shell pursuant to sections 324 to 328 of the Companies Act, or which will be required to be entered in the register of directors’ interests maintained under section 325 of the Companies Act, or which will be interests of a connected person of a Royal

Dutch Shell director which would, if the connected person were a Royal Dutch Shell director, be required to be so notified or entered and the existence of which is known to, or could with reasonable diligence be ascertained by, that Royal Dutch Shell director.

1.5	Conflicts of Interest

Save as set out in paragraph 4 of Part XXI of these Listing Particulars, no Royal Dutch Shell director has any potential conflict of interest between their duties to Royal Dutch Shell and their private interests or other duties.

2.     Executive directors’ service contracts and emoluments

2.1    Service contracts
(a)    Current service contracts of the executive directors
Jeroen van der Veer has a service contract with Shell Petroleum N.V. dated 1 July 2002. Rob Routs has a service contract with Shell Petroleum N.V. dated 1 July 2003. These contracts provide for the statutory notice period applicable to employees in The Netherlands, being one month for an employee and, depending on the duration of employment, a maximum of four months for the employer. They expire on 30 June following the individuals’ 60th birthdays. There are no pre-determined termination compensation arrangements.
Malcolm Brinded has a service contract with The Shell Petroleum Company Limited dated 1 July 2004. The contract is terminable by three months’ notice from the employer, or one month’s notice from the employee, or automatically on 30 June following Malcolm Brinded’s 60th birthday. There are no pre-determined termination compensation arrangements.
Linda Cook has a contract with Shell Expatriate Employment US Inc. effective 1 August 2004. Linda Cook’s employment is on an “at-will” basis and can therefore in principle be terminated at any time without notice. There are no pre-determined termination compensation arrangements.
Peter Voser has a contract with SEECH AG effective 4 October 2004. The contract is terminable by either party giving three months’ notice or automatically on 30 June following Peter Voser’s 60th birthday. There is a temporary severance arrangement in the case of a company-initiated termination for reasons other than gross misconduct. During the first three years of employment, the severance pay would be equal to the sum of the applicable gross annual base pay and the most recent annual bonus, but in no event would be less than £1,000,000.

(b)    Proposed service contracts for the executive directors
New contracts are proposed for the executive directors following Completion. It is intended that Jeroen van der Veer, Malcolm Brinded, Rob Routs and Peter Voser will be employed by Shell Petroleum N.V.. These contracts are intended to provide for the statutory notice period applicable to employees in The Netherlands, being one month for an employee and, depending on the duration of employment, a maximum of four months for the employer. They will expire on 30 June following the individuals’ 60th birthdays.
It is intended that Linda Cook will be employed by Shell Expatriate Employment US Inc. Linda Cook’s employment is intended to be on an “at-will” basis.
Under each contract, the relevant director and Royal Dutch Shell will agree that disputes will be settled by arbitration on terms substantially similar to those set out in the Royal Dutch Shell Articles (see paragraph 2.4 of Part VI for further detail).
The service contracts of the executive directors will not contain any pre-determined settlements for early termination, with the exception of Peter Voser’s contract. If and when a situation arises in which a severance payment is appropriate, its terms and conditions will be recommended by the Remuneration Committee of Royal Dutch Shell, taking into account applicable law and corporate governance provisions. In the case of external hires, temporary severance arrangements may be agreed to facilitate the recruitment process. Peter Voser is a recent external hire. His contract will provide for severance pay equal to the sum of the applicable gross annual base pay and the most recent annual bonus, subject to a minimum of £1,000,000. This arrangement will continue until 3 October 2007.

Royal Dutch Shell proposes to enter into a deed of indemnity with each of the executive directors. The terms of each of these deeds will be identical and will reflect the new statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each deed, Royal Dutch Shell will undertake to indemnify the relevant executive director, to the widest extent permitted by law, against any and all liability, howsoever caused (including by that director’s own negligence), suffered or incurred by that director in the course of that director acting as a director or employee of Royal Dutch Shell, any member of the RDS Group or certain other entities. It will be a term of each indemnity that Royal Dutch Shell and the relevant director agree to be bound by the provisions in the Royal Dutch Shell Articles relating to arbitration and exclusive jurisdiction (see paragraph 2.4 of Part VI for further detail).
2.2    Estimated 2005 remuneration payable

The estimated aggregate remuneration, including base pay and other benefits, payable to executive directors of Royal Dutch Shell in 2005 is £5,730,858.
The executive directors will not receive any additional bonus payments as a result of the successful implementation of the Transaction.
2.3    Current remuneration policy and proposed remuneration policy
The current remuneration policy and plans for the 2005 financial year for the executive directors of Royal Dutch Shell are described below.
(a)    Base pay
Base pay levels are reviewed annually by the Remuneration Committee and are adjusted in line with market practice with effect from 1 July each year. The Remuneration Committee adjusted the Chief Executive’s base pay with effect from 1 November 2004 on account of his appointment as Chief Executive and his increased responsibilities. The current base pay salary levels for the executive directors of Royal Dutch Shell are:

Role	Name	£
Chief Executive	Jeroen van der Veer	1,060,647	(1)
Executive director	Malcolm Brinded	705,000
Executive director	Linda Cook	572,749	(1)
Executive director	Rob Routs	636,388	(1)
Executive director	Peter Voser	545,000

(1)	Euro converted to Pounds Sterling at the year-end rate of exchange to achieve a Pounds Sterling equivalent of €1,500,000 for Jeroen van der Veer, €810,000 for Linda Cook and €900,000 for Rob Routs.
(b)    Annual incentive
The executive directors of Royal Dutch Shell are eligible for an annual bonus. As part of the annual business planning process, challenging financial, operational and sustainable development targets are set to form a scorecard. Performance during the year is then measured against this scorecard and annual bonus awards are made on this basis. The target bonus level for 2005 will be 100 per cent. of base pay, in line with market practice.
(c)    Deferred Bonus Plan
The executive directors of Royal Dutch Shell will be eligible to participate in the Deferred Bonus Plan described in Part VI of these Listing Particulars, subject to its approval by Royal Dutch Shareholders and Shell Transport Ordinary Shareholders at the 2005 annual general meetings of Royal Dutch and Shell Transport. They will receive one Matching Share for every four Deferred Bonus Shares and Dividend Shares accumulated. They will be awarded up to three further performance Matching Shares (“Performance Matching Shares”) which will only be released if a performance target is met. The performance target on the release of the Performance Matching Shares relates to the total shareholder return (“TSR”) performance of the RDS Group against the major integrated oil companies (BP, ChevronTexaco, ExxonMobil and Total), as follows:

1.	TSR ranked 1st: three Performance Matching Shares.

2.	TSR ranked 2nd: two Performance Matching Shares.

3.	TSR ranked 3rd: one Performance Matching Share.

4.	TSR ranked 4th or 5th: no Performance Matching Shares.
If the Deferred Bonus Plan is approved by the Royal Dutch Shareholders and the Shell Transport Ordinary Shareholders, deferrals in relation to the 2004 annual bonus will be made under this plan.

(d)	Long-Term Incentive Plan
Performance shares can be awarded conditionally once a year to the executive directors of Royal Dutch Shell under the LTIP described in paragraph 6.1 below. It is proposed that executive directors of Royal Dutch Shell will participate in an amended LTIP (as described in Part VI of these Listing Particulars) which will be voted on by Royal Dutch Shareholders and Shell Transport Shareholders at the 2005 annual general meetings of Royal Dutch and Shell Transport. The plan will allow for a conditional award of shares with a face value of up to two and a half times base pay. The Remuneration Committee will review the actual number of shares to be awarded to executive directors each year to reflect competitive market practice.
The performance period will be no less than three consecutive years. The receipt of shares comprised in the award will be conditional on the satisfaction of a performance target over the performance period. The number of Royal Dutch Shell Shares received at the end of the performance period will depend on the performance of the RDS Group as measured by TSR against the major integrated oil companies (BP, ChevronTexaco, ExxonMobil and Total):

1.	200 per cent. of an award will be released if the RDS Group is in first place;

2.	150 per cent. of an award will be released if the RDS Group is in second place;

3.	80 per cent. of an award will be released if the RDS Group is in third place; and

4.	Awards will lapse entirely if the RDS Group is in fourth or fifth place.
The Remuneration Committee will assure itself that the underlying performance of the RDS Group is satisfactory before allowing awards to be released. In reaching this judgement, it will consider the scorecard for the RDS Group (discussed above at sub-paragraph (b)).

(e)	Pension policy
For Jeroen van der Veer and Rob Routs, the principal source of pension is the Stichting Shell Pensioenfonds (“SSPF”). This is a defined benefit fund to which executive directors contribute the same percentage of relevant earnings as other employees. Neither the annual bonus nor deferred bonus nor LTIP awards are pensionable. The retirement date of these executive directors is 30 June following their 60th birthdays. A change in retirement age is currently under consideration for the pension plan offered by the SSPF. A change to age 65 with effect from 1 January 2006 is proposed. The proposal and its effects will be assessed further during 2005. There are provisions in the SSPF for a surviving dependant benefit of 70 per cent. of actual or prospective pension. In case of death-in-service, a lump sum of two times annual base pay is paid.
For Linda Cook, the principal sources of pension include pension plans and savings plans. Pension plans in which she participates are the Shell Pension Plan for US employees, and the US Senior Staff Pension Plan. These are defined benefit plans which are non-contributory. Savings plans are the Shell Provident Fund for US employees, the Shell Pay Deferral Investment Fund for US employees, the Senior Executive Group Deferral Plan and the Senior Staff Savings Fund. These are defined contribution plans which are contributory on a voluntary basis. In line with standard US market practice the annual bonus is pensionable. As there is no mandatory or normal retirement date in the US, pensions include provisions to allow for retirement at age 60. There are also provisions for a dependant benefit of 50 per cent. of actual or prospective pension. A lump sum death-in-service payment is not offered under the plans.
For Malcolm Brinded, the principal sources of pension are the Shell Contributory Pension Fund (for service in the UK) and the Shell Overseas Contributory Pension Fund (for service overseas). Both funds are defined benefit plans to which he contributes the same percentage of relevant earnings as other employees. Neither the annual bonus, deferred bonus nor LTIP awards are pensionable. Malcolm Brinded’s retirement date is 30 June, following his 60th birthday, and the maximum pension is two-thirds of his final remuneration, excluding bonuses. There are provisions, as for all members of the above-mentioned funds, for a dependant benefit of 60 per cent. of actual or prospective pension, and a lump sum death-in-service payment of three times annual pensionable salary.
For Peter Voser, the principal source of his pension is the Shell Swiss Expatriate Pension Fund (“SSEPF”). This is a defined benefit fund to which all members contribute the same percentage of pensionable salaries. Peter Voser’s pension retirement date is his 60th birthday, and the maximum pension is 63 per cent. of his final remuneration, excluding bonuses. Neither the annual bonus, deferred bonus nor LTIP awards are pensionable. There are provisions in the SSEPF for a surviving dependant benefit of 70 per cent. of prospective pension. A lump sum of two times annual salary will be paid in case of death-in-service.
(f)     Other benefits policy
The executive directors are eligible to participate in regular employee benefit plans, including a company car benefit. Subject to paragraph 2.1(b) above, personal loans or guarantees are not granted to executive directors.

2.4    2004 actual remuneration of executive directors
Executive directors’ 2004 emoluments are recorded in the following tables. Executive directors were eligible for awards under the current Deferred Bonus Plan, LTIP and Share Option Plans described in paragraph 6 of this Part XI. Details of awards under these plans are set out in the tables below.

(a)	Emoluments of executive directors of Royal Dutch Shell who were members of the Royal Dutch Board of Management during 2004

			Annual		Other	€
	Salaries		bonus(1),(2)		benefits(3)	Total
Jeroen van der Veer	1,281,774	(4)	1,350,000		18,043	2,649,817
Malcolm Brinded(5)	148,080		160,593	(6)	6,156	314,829
Linda Cook(7)	338,892		442,000		189,623	970,515
Rob Routs	884,516		810,000		139,850	1,834,366

(1)	The annual bonus is included in the related performance year and not in the following year in which it is paid.

(2)	Jeroen van der Veer and Malcolm Brinded have opted to defer half of their 2004 bonus under the terms of the Deferred Bonus Plan (see paragraph 2.3 above).

(3)	Includes social security premiums paid by the employer and the employer’s contribution to the health insurance plan. Where applicable, school fees and other benefits are stated at a value employed by the fiscal authorities in The Netherlands.

(4)	Jeroen van der Veer’s salary increase with effect from 1 November 2004 did not come into payment until 2005 and will therefore be reported in the 2005 annual report and accounts.

(5)	Malcolm Brinded was a member of the Royal Dutch Board of Management until 3 March 2004, therefore, where appropriate, the 2004 emoluments are prorated.

(6)	Malcolm Brinded’s 2004 annual bonus amounted to £634,500 for the full year. His annual bonus from 4 March 2004 to 31 December 2004 has been included in table (b) below.

(7)	Linda Cook was appointed as a member of the Royal Dutch Board of Management with effect from 1 August 2004, therefore, where appropriate, the 2004 emoluments are prorated. US dollars converted to euro at the monthly average rate of exchange.

(b)	Emoluments of executive directors of Royal Dutch Shell who were directors of Shell Transport during 2004

	Salaries		Annual		Other	£
	and fees		bonus(1),(2)		benefits(3)	Total
Malcolm Brinded(4)	601,478	525,283(5)		21,642	1,148,403
Peter Voser(6)	788,935	0		0	788,935

(1)	The annual bonus is included in the related performance year and not in the following year in which it is paid.

(2)	Malcolm Brinded has opted to defer half of his 2004 bonus under the terms of the Deferred Bonus Plan (see paragraph 2.3 above).

(3)	Includes social security premiums paid by Shell Transport, for the period from 4 March 2004 to 1 July 2004, Shell Transport’s contribution to the health insurance plan, school fees and car benefit. The car benefit is HMRC defined cash equivalent of the cost of company-provided vehicles.

(4)	Malcolm Brinded was appointed a Shell Transport Managing Director with effect from 3 March 2004, therefore, where appropriate, the 2004 emoluments are shown from this date. His emoluments up to and including 3 March 2004 are listed in the table (a) above.

(5)	Malcolm Brinded’s annual bonus amounted to £634,500 for the full year. His annual bonus up to and including 3 March 2004 is listed in the table (a) above.

(6)	Peter Voser was appointed a Shell Transport Managing Director with effect from 4 October 2004, therefore, where appropriate, the 2004 emoluments are prorated. His salaries and fees include a one-off transition payment of £645,000 paid on joining the Royal Dutch/Shell Group.

(c)	Share options over Royal Dutch Shares granted under the Share Option Plans to executive directors of Royal Dutch Shell who were members of the Royal Dutch Board of Management during 2004

	Granted	Exercise	Exercisable
	during the	price(1)	from date	Expiry date
	year	€
Jeroen van der Veer	150,000	41.29	07.05.07	06.05.14
Linda Cook(2)	106,300	42.67	05.11.07	04.11.14
Rob Routs(3)	115,000	41.29	07.05.07	06.05.14

(1)	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (no discount).

(2)	As CEO of Shell Canada Limited, Linda Cook was awarded 120,000 share options under the Shell Canada LTIP over shares in Shell Canada Limited in January 2004. Half of these options were subject to performance conditions. Upon her appointment as a member of the Royal Dutch Board of Management, Linda Cook was prohibited from exercising any share options under the Shell Canada LTIP. All the share options under the Shell Canada LTIP were therefore cancelled on 26 July 2004. Linda Cook was paid a cash equivalent to the paper value of 10,000 of the non-performance related Shell Canada Limited shares, on the basis that she had qualified for 1/6th of these share options on a time pro-rated basis. She also received a replacement grant of 106,300 share options over Royal Dutch Shares in respect of the potential value of the options cancelled under the Shell Canada LTIP, in relation to both the remaining performance related shares and the non-performance related shares, offset by the cash payment to her.

(3)	Half of these interests have been notified to the AFM in accordance with articles 2a and 4(4) of the 1996 Disclosure of Holdings Act (Wet melding zeggenschap in ter beurze genoteerde vennootschappen) due to the manner in which these interests are held under matrimonial law.

(d)	Share options over Shell Transport Ordinary Shares granted under the Share Option Plans to executive directors of Royal Dutch Shell who were directors of Shell Transport during 2004

	Granted	Exercise	Exercisable
	during the	price(1)	from date	Expiry date
	year	£
Malcolm Brinded	800,000	3.99	07.05.07	06.05.14
Peter Voser	800,000	4.32	05.11.07	04.11.14

(1)	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the share options are granted (no discount).

(e)	Long-Term Incentive Plan (LTIP) awards of Royal Dutch Shares to executive directors of Royal Dutch Shell who were members of the Royal Dutch Board of Management during 2004

Performance
shares
under the
	LTIP	Market
	conditionally	price at	Start of	End of
	awarded	date of	performance	performance
	during	award(2)	period	period
	the year(1)	€
Jeroen van der Veer	63,211	41.29	01.01.04	31.12.06
Rob Routs	43,594	41.29	01.01.04	31.12.06

(1)	100 per cent. of the performance shares awarded in 2004 are subject to performance conditions.

(2)	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares is determined in accordance with the LTIP rules.

(f)	Long-Term Incentive Plan (LTIP) awards of Shell Transport Ordinary Shares to executive directors of Royal Dutch Shell who were directors of Shell Transport during 2004

Performance
shares
under the
	LTIP	Market
	conditionally	price at	Start of	End of
	awarded	date of	performance	performance
	during	award(2)	period	period
	the year(1)	£
Malcolm Brinded	353,383	3.99	01.01.04	31.12.06
Peter Voser	252,314	4.32	01.01.04	31.12.06

(1)	100 per cent. of the performance shares awarded in 2004 are subject to performance conditions.

(2)	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares is determined in accordance with the LTIP rules.

2.5    Pensions

(a)	Pensions for executive directors of Royal Dutch Shell who were members of the Royal Dutch Board of Management during 2004

		Years of			Accumulated
		Group	Increase		annual		Pension
		service as at	in accrued		pension as at		premium 2004
	Age as at	31 December	pension		31 December		paid by employer
	31 December	2004	during 2004		2004		and accrued
	2004		€ thousand		€ thousand		€ thousand
Jeroen van der Veer(1)	57	33	102		777		256
Linda Cook(2)	46	24	21	(3)	324	(4)	8	(5)
Rob Routs	58	26	54		506		177

(1)	Jeroen van der Veer’s salary increase with effect from 1 November 2004 did not come into payment until 2005. The pension figures in the 2005 annual report and accounts of Royal Dutch will reflect this increase.

(2)	Linda Cook was appointed a member of the Royal Dutch Board of Management with effect from 1 August 2004, therefore, where appropriate, the 2004 pension figures are with effect from this date.

(3)	Includes an accrued pension increase and a movement in the exchange rate between the US dollar and euro over the period disclosed; US dollars converted to euro at the quarterly average rate of exchange.

(4)	US dollars converted to euro at the year-end rate of exchange.

(5)	US dollars converted to euro at the quarterly average rate of exchange. In addition, the Royal Dutch/ Shell Group contributed €42,650 based on the quarterly average exchange rate to the Shell Provident Fund for US employees and the Senior Executive Group Deferral Plan, both of which are defined contribution plans.
The pension contribution rates for executive directors of Royal Dutch Shell who were members of the Royal Dutch Board of Management during 2004 were as follows.

Company contributions were not required for the US Senior Staff Pension Plan during 2004. SEEUS’s contribution rate for the Shell Pension Plan was 5.1 per cent. in 2004. Linda Cook is not required to contribute to these plans.
Jeroen van der Veer and Rob Routs’ 2004 contribution to the pension plan offered by the Stichting Shell Pensioenfonds was 8 per cent. of the amount of pensionable salary above the premium threshold. The contribution rate of Shell Petroleum N.V. was 20 per cent. during 2004.
Maarten van den Bergh currently receives an annual pension of €636,657.79.

(b)	Pensions for executive directors of Royal Dutch Shell who were directors of Shell Transport during 2004

	Accrued pension						Transfer values of accrued benefits

Increase in
accrued
pension over
the year
					Increase				Increase		(excluding
					over the				over the		inflation)
	At		Increase		year		At		year less		less
	31 December		over the		(excluding		31 December		director’s		director’s
	2004		year		inflation)		2004		contributions		contributions
	£ thousand		£		£		£ thousand		£ thousand		£ thousand
			thousand		thousand
Malcolm Brinded(1)	411.25	(2)	77.00		65.30		6,219.10		1,656.40		949.80
Peter Voser(3)	119.42	(4)	114.58	(5)	114.58	(5)	1,130.41	(4)	18.94	(5)	18.94	(5)

(1)	Malcolm Brinded resigned as a member of the Royal Dutch Board of Management on 3 March 2004 and was appointed a Managing Director of Shell Transport on the same date. The pension figures here reflect 2004 in full.

(2)	As a result of the 2003 valuation of the Shell Overseas Contributory Pension Fund, the Actuary requested that a special company contribution should be paid in addition to the usual company monthly contributions. The amount stated comprises the basic pension increase and a prorated amount relating to this additional employer contribution.

(3)	Peter Voser became a member of the SSEPF on 4 October 2004. His accrued rights from his previous employer have been transferred into the fund and are included. Additional funding will be provided in 2005 such that pension benefits under the SSEPF are available to him which will be equivalent to the pension benefit which would have been available to him under the SSEPF had he been a continuous active member of the SSEPF since 1 January following his 24th birthday to the date of him joining the SSEPF. The additional funding will amount to a lump sum of £1.57 million to be paid to the SSEPF in 2005 (Swiss francs converted to Pounds Sterling at the year-end rate of exchange to achieve a Pounds Sterling equivalent of CHF3.43 million).

(4)	Swiss francs converted to Pounds Sterling at the year-end rate of exchange.

(5)	Includes an accrued pension increase and a movement in the exchange rate between the Swiss franc and Pounds Sterling over the period disclosed; Swiss francs converted to Pounds Sterling at the quarterly average rate of exchange.
The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note GN11.
The pension contribution rates for executive directors of Royal Dutch Shell who were executive directors of Shell Transport during 2004 were as follows.
In 2004 The Shell Petroleum Company Limited’s contribution rate to the Shell Contributory Pension Fund was 17.7 per cent. The Shell Petroleum Company Limited’s contribution to the Shell Overseas Contributory Pension Fund during 2004 was 30 per cent. The Shell Petroleum Company Limited’s contribution to these pension funds is determined on the advice of the actuary. During 2004, Malcolm Brinded contributed 2 per cent. up to £30,000 per annum of relevant earnings and 6 per cent. of relevant earnings in excess of £30,000 per annum to these plans during the year.
The 2004 contribution rates for both Peter Voser and SEECH AG for the Shell Swiss Expatriate Pension Fund (SSEPF) were 10 per cent. Contributions to this pension fund are based on the advice of actuaries.

3.     Non-executive directors’ letters of appointment and fees
3.1    Letters of appointment

(a)	Royal Dutch Supervisory Board
There are no letters of appointment for members of the Royal Dutch Supervisory Board. The terms of appointment of members of the Royal Dutch Supervisory Board are governed by Dutch company law, the Royal Dutch Articles (as amended from time to time) and the Rules of Procedure of the Royal Dutch Supervisory Board. Members of the Royal Dutch Supervisory Board are currently appointed by the general meeting of Royal Dutch Shareholders upon nomination by the meeting of holders of Royal Dutch Priority Shares. On 30 June each year, one of the members of the Royal Dutch Supervisory Board retires automatically by rotation. A member of the Royal Dutch Supervisory Board retiring by rotation is immediately eligible for reappointment by the general meeting of Royal Dutch Shareholders, unless he has reached retirement on other grounds at the same time. If a member of the Royal Dutch Supervisory Board is 70 on 1 April, he must retire on 30 June that year or, if occurring earlier, he must retire on 30 June of the year in which he has or will have served 10 years on the Royal Dutch Supervisory Board. The current schedule of retirement by rotation is as follows: Aad Jacobs is due to retire in 2006; Maarten van den Bergh is due to retire in 2008; Jonkheer Aarnout Loudon is due to retire in 2007; Wim Kok is due to retire by rotation in 2007 and finally in 2009; Christine Morin-Postel is due to retire by rotation in 2008 and finally in 2014; and Lawrence Ricciardi is due to retire by rotation in 2005 and finally in 2011.
At the annual general meeting of Royal Dutch, to be held on 28 June 2005, it is proposed to amend the Royal Dutch Articles. This will result, inter alia, in Royal Dutch having a single tier board. As a consequence of the abolition of the Royal Dutch Supervisory Board, the members of the Supervisory Board will resign by operation of law. Aad Jacobs, Jonkheer Aarnout Loudon, Christine Morin-Postel and Lawrence Ricciardi will be appointed as non-executive directors of Royal Dutch.

(b)	Current letters of appointment of non-executive directors of Shell Transport
In accordance with the Combined Code, non-executive directors of Shell Transport are appointed for specified terms of office by Shell Transport. The terms of office end at the close of business of the annual general meeting in the relevant year, subject to the provisions of the Shell Transport Articles. Subject to re-appointment for further terms, Mary (Nina) Henderson’s term of office ends in 2007, Sir Peter Job’s term of office ends in 2008 and Lord Kerr’s and Sir Peter Burt’s terms of office end in 2009. Their letters of appointment, dated February 2004, include reference to their terms of office subject to the provisions of the Shell Transport Articles regarding their election and re-election at annual general meetings. They provide for a notice period of three months and there are no compensation provisions upon early termination.

(c)	Proposed letters of appointment of non-executive directors of Royal Dutch Shell
In accordance with the Combined Code, non-executive directors of Royal Dutch Shell are appointed for specified terms of office. Other than the term of office for Aad Jacobs (which will end at the close of business of the annual general meeting in 2006), the term of office of each of the non-executive directors of Royal Dutch Shell will end, subject to the provisions of the Royal Dutch Shell Articles and to re-appointment for further terms, at the close of business of the annual general meeting in 2007.
The letters of appointment of the non-executive directors of Royal Dutch Shell provide for a notice period of three months and there are no compensation provisions upon early termination. It is a term of each appointment that Royal Dutch Shell and the relevant director agree to be bound by the provisions in the Royal Dutch Shell Articles relating to arbitration and exclusive jurisdiction (see paragraph 2.4 of Part VI for further detail).
Royal Dutch Shell proposes to enter into a deed of indemnity with each of the non-executive directors. The terms of each of these deeds are identical to the terms of the deeds of indemnity proposed to be entered into with executive directors as described in paragraph 2.1(b) of this Part XI.

3.2    Estimated 2005 fees payable
The estimated aggregate fees payable to non-executive directors of Royal Dutch Shell in 2005 are £970,000.
The non-executive directors of Royal Dutch Shell will not receive any additional bonus payments as a result of the successful implementation of the Transaction.
3.3    Current fee policy and proposed fee policy
The current fee policy and plans for the 2005 financial year for members of the Royal Dutch Supervisory Board and the Shell Transport non-executive directors are described below.

(a)	Fees of members of the Royal Dutch Supervisory Board
At its last review in December 2002, the Royal Dutch Supervisory Board resolved to increase the Royal Dutch Supervisory Board fees to €55,000 per member per annum and the additional fee for the Chairman to €15,000 per annum, with effect from 1 January 2003. Also an additional fee, amounting to €2,375 per meeting, is payable to Royal Dutch Supervisory Board members required to make intercontinental trips to attend Supervisory Board meetings. Fees for each membership of the committees of the Supervisory Board are €7,000. The current fee policy is not expected to change as a result of the proposed amendments to the Royal Dutch Articles.

(b)	Fees of non-executive directors of Shell Transport
All non-executive directors of Shell Transport are paid an annual fee of £50,000 with an additional fee of £5,000 per annum for acting as Chairman of one of the three joint committees of non-executive directors and an additional fee for the Chairman of the Board of £50,000 per annum. Where the Chairman serves as the Chairman of Conference, as is the position currently, an additional payment of £50,000 per annum is receivable from the Royal Dutch/ Shell Group holding companies. An additional fee of £1,500 per meeting is payable to non-executive directors who undertake intercontinental travel to attend a meeting.

(c)	Proposed fee policy
The Chairman will be paid an annual fee of £150,000.
All other non-executive directors of Royal Dutch Shell will be paid an annual fee of £70,000 with an additional fee of:

£30,000 per annum for acting in the role of Senior Independent Director and
Deputy Chairman;
£25,000 per annum for acting as Chairman of the Audit Committee;
£20,000 per annum for acting as Chairman of the Remuneration Committee;
£15,000 per annum for acting as Chairman of any other committee of the Board(1);
£15,000 per annum for membership of the Audit Committee(2);
£11,500 per annum for membership of the Remuneration Committee(2); and
£8,000 per annum for membership of any other committee of the Board(2).

(1)	Aad Jacobs has capped his annual fee for 2005 at £150,000 and so he will not receive any additional fee for acting as Chairman of the Nomination Committee.

(2)	The Chairman of a committee of the Board does not receive an additional fee for membership of that committee.
An additional fee of £3,000 per meeting is payable to non-executive directors who undertake intercontinental travel to attend a meeting, although there will be no payment for one meeting per year requiring intercontinental travel, held in a location other than The Hague or London.

3.4    2004 actual fees paid to non-executive directors of Royal Dutch Shell

(a)	Fees paid to members of the Royal Dutch Supervisory Board
The fees paid to members of the Royal Dutch Supervisory Board, who are also Royal Dutch Shell directors, during 2004 were as follows:

€
2004
Aad Jacobs	77,000
Maarten van den Bergh	93,468
Wim Kok	62,000
Jonkheer Aarnout Loudon	69,000
Christine Morin-Postel(1)	31,000
Lawrence Ricciardi	90,500

(1)	Appointed as from 1 July 2004.

(b)	Fees paid to non-executive directors of Shell Transport
The fees paid to non-executive directors of Shell Transport, who are also Royal Dutch Shell directors, during 2004 were as follows:

£
2004
Sir Peter Burt	50,000
Nina Henderson	65,000
Sir Peter Job	50,000
Lord Kerr of Kinlochard	50,000

3.5	Royal Dutch Shell directors’ loans

There are no outstanding loans made by any of Royal Dutch Shell, Royal Dutch, Shell Transport or any member of the Royal Dutch/Shell Group to any of the Royal Dutch Shell directors nor have any guarantees been provided by any of Royal Dutch Shell, Royal Dutch, Shell Transport or any member of the Royal Dutch/Shell Group for the benefit of any of the Royal Dutch Shell directors.
4.     Board practices

4.1	Royal Dutch Shell Board Committees

(a)	Matters reserved to the Board
The Royal Dutch Shell Board will meet on a regular basis and has a formal schedule of matters reserved to it. These matters include the following:
(i)                     strategy, management and overall direction of the RDS Group;
(ii)                     changes to structure, listings and status as a public limited company;
(iii)                      approval of preliminary announcements of interim and final results and the annual report, approval of the dividend policy, declarations of dividends and treasury policy and approval of any significant changes to accounting policies or practices;
(iv)                     maintenance of a sound system of internal control and risk management;

(v)	major capital projects, investments and contracts, and major lending or borrowing by Royal Dutch Shell outside its treasury policy;

(vi)                     approval of shareholder communications;
(vii)                     board membership and other appointments; and
(viii)                     determining remuneration policy; determining remuneration of non-executive directors.

(b)	Corporate governance
Royal Dutch Shell intends to comply fully with the provisions of the Combined Code and with applicable US law and NYSE listing standards.
(c)    Committees of non-executive directors
There are four Royal Dutch Shell Board Committees made up of non-executive directors. These are the Nomination and Succession Committee, the Audit Committee, the Remuneration Committee and the Social Responsibility Committee.
Nomination and Succession Committee. The Nomination and Succession Committee makes recommendations to the Royal Dutch Shell Board on all Board appointments and re-appointments.
The Nomination and Succession Committee regularly reviews the structure, size and composition (including the required skills, knowledge and experience) of the Royal Dutch Shell Board and makes recommendations with regard to any adjustment deemed necessary. It evaluates, prior to an appointment being made, the skills, knowledge and experience on the Royal Dutch Shell Board and defines the role and the capabilities required for a particular appointment. It is responsible for identifying and nominating suitable candidates for the approval of the Royal Dutch Shell Board to fill vacancies as and when they arise. The Nomination and Succession Committee keeps under review the leadership needs of Royal Dutch Shell.
The Nomination and Succession Committee also makes recommendations to the Royal Dutch Shell Board concerning the succession plans for both executive directors and non-executive directors, on the re-appointment of any non-executive director at the conclusion of the specified term of office and on any matters relating to the continuation in office of any director. The Nomination and Succession Committee also makes recommendations on the appointment of the chairman of each of the Audit Committee, the Remuneration Committee and the Social Responsibility Committee and, in consultation with the chairman of the relevant committee, the membership of those committees. It also makes recommendations in respect of corporate governance guidelines for Royal Dutch Shell and monitors compliance with corporate governance requirements and makes recommendations in respect of disclosures relating to corporate governance and its appointment processes.
The members of the Nomination and Succession Committee are Aad Jacobs (Chairman), Lord Kerr of Kinlochard and Jonkheer Aarnout Loudon.

Audit Committee. The Audit Committee assists the Royal Dutch Shell Board in fulfilling its responsibilities in relation to internal control and financial reporting, and carries out certain oversight functions on behalf of the Royal Dutch Shell Board.
It is charged with monitoring the effectiveness of the RDS Group’s risk based internal control system. It monitors compliance with applicable external legal and regulatory requirements, the Shell Statement of General Business Principles and Code of Ethics.
It has a duty to discuss with the RDS Group Chief Financial Officer, the RDS Group controller and the external auditors issues regarding accounting policies and practices. It reviews and discusses the integrity of the financial statements with management and the external auditors. It reviews, in conjunction with management, the policies of Royal Dutch Shell with respect to earnings releases, financial performance information and earnings guidance, reserves accounting and reporting and significant financial reporting issues. It establishes and monitors the implementation of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing or other matters, including mechanisms for the confidential or anonymous submission of related concerns by employees, ensuring that these procedures provide for proportionate and independent investigation of such matters and appropriate follow up action. It monitors the effectiveness of the procedures of Royal Dutch Shell for internal control over financial reporting.
The Audit Committee reviews and assesses the internal audit function’s remit, the appropriateness of internal audit strategies and the annual internal audit plan. It monitors the execution and results of the audit plan. It reviews and assesses management’s response to audit findings and recommendations. It discusses the adequacy of the risk management and internal control system of Royal Dutch Shell and any significant matters arising from the internal audit with the chief internal auditor, management and the external auditors. It monitors the qualifications, expertise, resources and work structure of the internal audit function. It considers the standards employed by the internal audit function, quality assurance procedures and auditor competence. It assesses annually the performance of the chief internal auditor, including the role and effectiveness of internal audit in the overall context of the risk management and internal control systems of the RDS Group.
The Audit Committee makes recommendations to the Royal Dutch Shell Board for it to put to the Royal Dutch Shell Shareholders for approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors. It investigates the issues giving rise to any resignation of the external auditors and considers whether any action is required. It reviews and approves the engagement letter for the external auditors. It monitors the execution and results of the audit. It also monitors the qualifications, expertise, resources and independence of the external auditors and assesses annually the performance and effectiveness of the external auditors. It establishes and monitors policies for and external disclosures in respect of the pre-approval of all audit services and permissible non-audit services to be provided by the external auditors and the hiring of employees or former employees of the external auditors. It obtains annually a report from the external auditors describing all relationships between the external auditors and Royal Dutch Shell and material issues raised by internal quality control reviews or by any external inquiry or investigation.
The Audit Committee updates the Royal Dutch Shell Board about its activities after each Audit Committee meeting. Where the Audit Committee is not satisfied with any aspect of risk management and internal control, financial reporting or audit-related activities, it reports to the Royal Dutch Shell Board. The Audit Committee is also responsible for bringing to the attention of the Royal Dutch Shell Board material issues regarding accounting, internal accounting controls or auditing. It is responsible for describing in the annual report how it has discharged its responsibilities and how auditor objectivity and independence has been safeguarded.
The members of the Audit Committee are Lawrence Ricciardi (Chairman), Sir Peter Burt, Mary (Nina) Henderson and Christine Morin-Postel.

Remuneration Committee. The Remuneration Committee determines and agrees with the Royal Dutch Shell Board the remuneration policy and individual remuneration packages for the Chairman, the Chief Executive and the executive directors. It monitors the remuneration for other senior executives and makes recommendations if appropriate.
The Remuneration Committee determines and agrees with the Royal Dutch Shell Board the framework remuneration policy for the Chairman, the Chief Executive and the other executive directors, ensuring that remuneration is adequate to attract, retain and motivate high calibre individuals. Within the terms of the agreed framework remuneration policy, it determines individual remuneration packages for the Chairman and the Chief Executive, and, in consultation with them, for other executive directors. It monitors the structures and levels of remuneration for other senior executives and makes recommendations if appropriate. It determines and agrees with the Royal Dutch Shell Board a performance framework and endorses its application in setting performance targets for the remuneration of the Chief Executive and other executive directors and, assessing their performance against such targets, determines resultant annual remuneration levels. The Remuneration Committee also approves employee share plans and other incentive plans for executive directors. It considers and advises on the terms of any contract to be offered to a director. It approves pension arrangements for executive directors and any major changes to employee benefit arrangements applicable to them. It reviews and endorses the policy for authorising claims for expenses from the Chief Executive and the Chairman.

The Remuneration Committee prepares an annual remuneration report and ensures that all necessary disclosures within its remit are properly made.
The members of the Remuneration Committee are Jonkheer Aarnout Loudon (Chairman), Lord Kerr of Kinlochard and Sir Peter Job.
Social Responsibility Committee. Under its terms of reference, the Social Responsibility Committee reviews the policies and conduct of the RDS Group with respect to the Shell Statement of General Business Principles as well as the RDS Group’s health, safety and environment policy, other relevant RDS Group policies and standards and major issues of public concern, making recommendations to the Royal Dutch Shell Board accordingly. It also oversees the design of internal control procedures relating to the Shell Statement of General Business Principles and health, safety and environment policy, and makes recommendations to the Royal Dutch Shell Board accordingly.
The members of the Social Responsibility Committee are Wim Kok (Chairman), Maarten van den Bergh and Mary (Nina) Henderson.

(d)	The Executive Committee
The Executive Committee comprises the Chief Executive, the Chief Financial Officer and the other executive directors. The Executive Committee is responsible for Royal Dutch Shell’s overall business and affairs and has final authority in all matters of management that are not within the duties and authorities of the Royal Dutch Shell Board or of the general meeting of Royal Dutch Shell. It implements all Board resolutions and supervises all management levels in Royal Dutch Shell.
The Chief Executive is Jeroen van der Veer. The Chief Financial Officer is Peter Voser and the other executive directors are Malcolm Brinded, Executive director of Exploration and Production; Linda Cook, Executive director of Gas & Power and Rob Routs, Executive director of Oil Products and Chemicals.

5.     Employees
5.1    Permanent employees
The following table shows the average numbers of permanent employees by segment and by geographical area:

	thousands
Employees by segment(1) (average numbers)	2004	2003	2002
Exploration and Production	17	17	17
Gas & Power	2	2	2
Oil Products	78	82	75
Chemicals	8	9	9
Corporate and other	9	9	8

	114	119	111

Employees by geographical area(1) (average numbers)	2004	2003	2002
Europe
Netherlands	10	11	11
UK	8	8	9
Others	26	27	26

	44	46	46

Other Eastern Hemisphere	30	28	27
US	26	30	23
Other Western Hemisphere	14	15	15

	114	119	111

(1)	Excludes employees of associated companies such as those in Brunei, Germany, Oman and the US. Includes 50 per cent. of the employees of Shell Expro in the UK and of Nederlandse Aardolie Maatschappij B.V. in The Netherlands and 30 per cent. of The Shell Petroleum Development Company of Nigeria Limited.

5.2	Temporary employees

The average number of temporary employees employed by the Royal Dutch/Shell Group during the last financial year was 2,000.

6.     Royal Dutch/Shell Group Share Plans
6.1    Employee share plans
The principal Royal Dutch/Shell Group Share Plans under which there are existing options or awards are summarised below. The plans summarised in paragraphs 6.1(a) to 6.1(e) will not be continuing following completion of the Transaction. The plans referred to in paragraphs 6.1(f) and 6.1(g) will be continuing following completion of the Transaction and are described further in paragraph 10 of Part VI of these Listing Particulars.
The shares subject to the plans are existing issued Royal Dutch Shares or Shell Transport Ordinary Shares and no dilution of shareholder equity in either company is involved. The current practice is that Royal Dutch Shares or Shell Transport Ordinary Shares (as applicable) to be delivered by a Royal Dutch/Shell Group company under these plans are generally bought in the market at the time the commitment under the relevant plan is made.
The effect of the Transaction on options and awards outstanding under the Royal Dutch/ Shell Group Share Plans is set out in paragraph 6.3 below.
(a)    Share Option Plans
Under these plans, eligible employees may be granted share options over Royal Dutch Shares or Shell Transport Ordinary Shares. The price at which the Royal Dutch Shares or Shell Transport Ordinary Shares can be bought (the exercise price) is not less than the fair market value of those shares calculated as the average of the stock exchange prices over the five Business Days ending on the date of grant. However, in some of the United States plans the exercise price is the New York Stock Exchange price on the date of grant or on the day before the date of grant.
Options under the Share Option Plans are exercisable after three years from grant except for those granted under the United States plans which vest one-third per year for three years. Share options lapse ten years after grant; however, leaving employment with a company in the Royal Dutch/Shell Group may cause options to lapse earlier. Options under the Share Option Plans have, for certain staff categories, been granted subject to performance conditions.

(b)	Restricted Share Plans
Grants are made under these Restricted Share Plans on a highly selective basis for recruitment and retention of senior staff. Royal Dutch Shares or Shell Transport Ordinary Shares are granted subject to a three year restriction period. The Royal Dutch Shares or Shell Transport Ordinary Shares, together (in most cases) with additional Royal Dutch Shares or Shell Transport Ordinary Shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period. Royal Dutch/Shell Group executive directors are not eligible to participate in these plans.

(c)	Long-Term Incentive Plans
Royal Dutch Shares or Shell Transport Ordinary Shares are awarded conditionally upon performance once a year under the LTIPs to Royal Dutch/Shell Group executive directors and selected senior executives. The plans allow for a maximum award with a face value of two times base pay. The value of Royal Dutch Shares or Shell Transport Ordinary Shares (as applicable) conditionally awarded reflects competitive market practice. Release of the Royal Dutch Shares or Shell Transport Ordinary Shares (as applicable) may occur three years after award. The entire award is expected to be released only in cases of exceptional performance.

(d)	Deferred Bonus Plans
Royal Dutch/Shell Group executive directors who participate in these Deferred Bonus Plans have been able to defer up to a third of their bonus into Royal Dutch Shares or Shell Transport Ordinary Shares. The deferred bonus shares, together with shares equivalent to the value of dividends payable on the deferred bonus shares (“Dividend Shares”), are released three years after deferral. Provided that participants remain in employment for three years following the deferral, or reach normal retirement age within the three-year period, they will receive one additional Royal Dutch Share or Shell Transport Ordinary Share (as applicable) for every two deferred bonus and Dividend Shares accumulated. There is no further performance test for the additional matching shares beyond that governing performance in the relevant bonus year.

(e)	Share appreciation rights plans and incentive phantom rights plans
Under these share appreciation rights plans and incentive phantom rights plans, eligible employees may be granted share appreciation rights or phantom rights over Royal Dutch Shares or Shell Transport Ordinary Shares. The rights give the employee the opportunity to realise a gain on exercise equivalent to the difference between the fair market value of such a share at the award date and the market price of such a share at the exercise date. Rights granted under the United States share appreciation rights plans and incentive phantom rights plans vest one-third per year for three years and those granted under the Russian share appreciation rights plans vest three years after grant. Payment at exercise will be made in cash or, in the case of some United States share appreciation rights plans and incentive phantom rights plans, any combination of cash and Royal Dutch shares.

(f)	Continuing plans
The terms of the following Royal Dutch/ Shell Group Share Plans are described in paragraph 10 of Part VI of these Listing Particulars.

•	GESPP;

•	GESPP (US);

•	UK Sharesave Scheme;

•	SAESOP;

•	German Share Purchase Plan;

•	German Capital Formation Plan; and

•	Australian Plan.
As referred to above, these plans will be continuing following completion of the Transaction although options or awards will be over Royal Dutch Shell Shares rather than Royal Dutch Shares or Shell Transport Ordinary Shares (as applicable).

(g)	The Shell Canada Plans
The Shell Canada Plans are described in Part VI of these Listing Particulars.

6.2	Outstanding options and awards under the Royal Dutch/ Shell Group Share Plans

The following information shows the outstanding options and awards under the Royal Dutch/ Shell Group Share Plans. Details of the options and awards held by the executive directors under the Royal Dutch/ Shell Group Share Plans can be found in paragraph 2 of this Part XI.
(a)    Share Option Plans
The following table shows, for 2003 and 2004, the number of Royal Dutch Shares or Shell Transport Ordinary Shares under option under the Share Option Plans (excluding the UK Sharesave Scheme) at the beginning of the year, the number of options granted, exercised and expired during the year and the number of Royal Dutch Shares or Shell Transport Ordinary Shares under option under the Share Option Plans at the end of the year, together with their weighted average exercise price translated at the respective end of year exchange rates:

				Shell
				Transport
		Royal Dutch		Ordinary
		Shares	Shell	Shares
		weighted	Transport	weighted
	Royal Dutch	average	Ordinary	average
	Shares	exercise	Shares	exercise
	Number	price	Number	price
	(thousands)	(US$)	(thousands)	(US$)
Under option at 1 January 2003	33,381	59.86	101,447	8.26
Granted	15,643	45.13	41,893	6.74
Exercised	—	—	(192)	6.47
Expired	(1,003)	64.03	(2,813)	8.92

Under option at 31 December 2003	48,021	60.09	140,335	8.44
Granted	14,816	52.42	42,998	7.47
Exercised	(495)	47.20	(1,341)	7.10
Expired	(1,644)	68.14	(6,033)	9.69

Under option at 31 December 2004	60,698	60.56	175,959	8.73

The following tables provide further information about the options outstanding under the Share Option Plans (excluding the UK Sharesave Scheme) at 31 December 2004:
Royal Dutch

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise price US$	(thousands)	(years)	US$	(thousands)	US$
40-45	6,541	8.2	42.25	2,027	42.24
45-50	7,096	9.1	48.65	223	45.71
50-55	19,118	7.4	52.72	6,241	53.49
55-60	8,354	7.6	56.30	2,353	56.21
60-65	3,759	6.2	60.77	3,759	60.77
65-70	773	2.3	66.70	773	66.70
75-80	149	6.8	76.94	149	76.94
80-85	9,503	6.3	82.92	1,959	81.34
85-90	2,124	5.4	85.36	2,124	85.36
90-95	79	5.2	94.11	79	94.11
95-100	3,202	6.2	96.21	3,202	96.21

Shell Transport

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
		life	price		price
Range of exercise prices US$	Number	(years)	US$	Number	US$
7-8	93,250	7.8	7.36	9,847	7.00
8-9	6,937	3.3	8.45	6,137	8.47
9-10	11,694	4.4	9.74	11,694	9.74
10-11	51,761	6.3	10.29	14,109	10.64
11-12	12,317	6.0	11.80	12,318	11.80
(b)    Restricted Share Plans
The total number of outstanding Royal Dutch Shares and Shell Transport Ordinary Shares awarded under the Restricted Share Plans as at 31 December 2004 was 166,997 and 834,110 respectively.
(c)    Long-Term Incentive Plans
The total number of outstanding Royal Dutch Shares and Shell Transport Ordinary Shares conditionally awarded under the Long-Term Incentive Plans as at 31 December 2004 was 306,723 and 1,156,145, respectively (including Dividend Shares to date).
(d)    Deferred Bonus Plans
The total number of Royal Dutch Shares outstanding under the deferred bonus plans as at 31 December 2004 was 34,610 (including Dividend Shares to date and matching shares conditionally awarded to date).
(e)    Share appreciation rights plans and incentive phantom rights plans
The total number of stock appreciation rights linked to the value of Royal Dutch Shares as at 31 December 2004 was 7,000,576.
(f)     GESPP and GESPP (US)
At 31 December 2004 16,024 (thousand) (2003: 4,754 (thousand)) Royal Dutch Shares and 25,881 (thousand) (2003: 19,742 (thousand)) Shell Transport Ordinary Shares were held by Royal Dutch/ Shell Group companies in connection with the GESPP. As at 31 December 2004, no shares were held in relation to GESPP (US).
(g)    UK Sharesave Scheme
The following table shows, for 2003 and 2004 in respect of the UK Sharesave Scheme, the number of Shell Transport Ordinary Shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of Shell Transport Ordinary Shares under option at the end of the year:

		Shell Transport		Shell Transport
		Ordinary Shares		Ordinary Shares
	2004	weighted average	2003	weighted average
	(thousands)	exercise price	(thousands)	exercise price
Under option at January 1	15,089	4.21	18,680	4.24
Granted	—	—	4,975	3.72
Exercised	(1,924)	3.62	(707)	4.04
Expired	(2,634)	4.32	(7,859)	4.34
Under option at December 31	10,531	4.28	15,089	4.21
(h)    SAESOP
The total number of Shell Transport Ordinary Shares held by participants in the SAESOP as at 31 December 2004 was 2,255,530.

(i)     German Share Purchase Plan and German Capital Formation Plan
The total number of Royal Dutch Shares outstanding under the German Share Purchase Plan and German Capital Formation Plan as at 31 December 2004 was 193,581, and 147,113, respectively.
(j)     Australian Plan
The total number of Royal Dutch Shares held under the Australian Plans as at 31 December 2004 was 41,128.
(k)    Shell Canada Plans
The following table shows, for 2003 and 2004, the number of Shell Canada Limited shares under option under the Shell Canada LTIP.

		Shell Canada Limited
		Common Shares
		Weighted Average
Options	Number (thousands)	Exercise Price (US$)
Under option at 1 January 2003	4,777	21.71
Granted	1,674	35.65
Exercised	(505)	22.88
Expired	(73)	26.03
Under option at 31 December 2003	5,873	29.43
Granted	1,697	45.99
Exercised	(1,174)	22.73
Expired	(286)	25.85
Under option at 31 December 2004	6,110	37.17
As at 31 December 2004, 265,000 Shell Canada Limited shares were held in trust in relation to the ESPP.
As at 31 December 2004, 11,804 Shell Canada Limited shares were held in the name of the custodian in relation to the DSC.

6.3	Effect of the Transaction on options and awards outstanding under Royal Dutch/Shell Group Share Plans
The intention is to provide for rollovers of participants’ existing options or other rights over Royal Dutch Shares or Shell Transport Ordinary Shares into equivalent rights over Royal Dutch Shell Shares, where possible and subject to local legal requirements. Such rollovers will be effected using the same exchange ratio as is being used in the Royal Dutch Offer or using the Shell Transport Share Exchange Ratio (as appropriate). This will enable the participants to maintain their interests in the RDS Group.
The exchanged options or rights over Royal Dutch Shell Shares will, so far as possible, be on equivalent terms as to rights of exercise and other substantive terms and conditions as the existing options or rights over Royal Dutch Shares or Shell Transport Ordinary Shares. It is not intended that the rollovers will lead to any amendments of the terms of the existing options or other rights over Royal Dutch Shares or Shell Transport Ordinary Shares.
Where there is no ability for Royal Dutch or Shell Transport to require rollover under the rules of the plans (for example, under certain Share Option Plans), a rollover will be made available. In relation to the UK Sharesave Scheme there will also be a right of exercise triggered by the Transaction. In relation to the Australian Plan, certain participants will not be able to rollover their Royal Dutch Shares into Royal Dutch Shell Shares.
Participants in the Royal Dutch/Shell Group Share Plans will receive further details about the effect of the Transaction on their rights in a separate communication.
To prevent the creation of minority holdings of Shell Transport Ordinary Shares upon the exercise of options over Shell Transport Shares under the Royal Dutch/ Shell Group Share Plans which remain outstanding after the High Court sanctions the Scheme (if any), the Shell Transport Articles will be amended at the Shell Transport EGM to the effect that any Shell Transport Ordinary Shares to be delivered on the exercise of options will be automatically exchanged for “B” Shares using the Shell Transport Share Exchange Ratio.

PART XII
FINANCIAL INFORMATION RELATING TO ROYAL DUTCH SHELL

Accountants’ report for Royal Dutch Shell from incorporation (2002) prepared in accordance with UK GAAP with a US GAAP reconciliation
The Directors
Royal Dutch Shell plc
Shell Centre
London
SE1 7NA
Citigroup Global Markets Limited
Citigroup Centre
3 Canada Square
Canary Wharf
London
E14 5LB
NM Rothschild & Sons Limited
New Court
St. Swithin’s Lane
London
EC4P 4DU
19 May 2005
Dear Sirs
Royal Dutch Shell plc (the “Company”)
We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars dated 19 May 2005 (the “Listing Particulars”) of Royal Dutch Shell plc.
The Company was incorporated as Forthdeal Limited on 5 February 2002, was re-registered as a public limited company on 27 October 2004 and on that date changed its name to Royal Dutch Shell plc.
Basis of preparation
The financial information set out below is based on the audited statutory accounts of the Company for the ten months ended 31 December 2004 and the unaudited statutory accounts of the Company for the year ended 28 February 2004 and the period from 5 February 2002 to 28 February 2003 prepared on the basis described in Note 1 after making such adjustments as we consider necessary.
Responsibility
Such accounts are the responsibility of the directors of the Company who approved their issue.
The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the accounts, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the statutory accounts for the ten months ended 31 December 2004 underlying the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the accounts underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Company, consistently applied and adequately disclosed.
We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.
Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America, The Netherlands or any other territory and accordingly should not be relied upon as if it had been carried out in accordance with those standards.
Opinion
In our opinion the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at the dates stated and of its results, recognised gains and losses and cash flows for the periods then ended.

PROFIT AND LOSS ACCOUNTS

		10 months		US $
		ended	Year ended	Period ended
		31 December	28 February	28 February
	Note	2004	2004	2003*
Administrative expenses		(293,261)	(697)	(242)

Operating loss		(293,261)	(697)	(242)
Other interest receivable and similar income	4	1,443,925	600	15

Profit/(loss) on ordinary activities before tax	2	1,150,664	(97)	(227)
Tax on profit/(loss) on ordinary activities	5	(387,262)	—	—

Profit/(loss) after tax		763,402	(97)	(227)

*	For the period from incorporation on 5 February 2002 to 28 February 2003.
STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003*
Profit/(loss) for the period	763,402	(97)	(227)
Currency translation adjustments (Notes 1 (c) and 11)	29,762,003	3,246	(33)

Total recognised gains and losses for the period	30,525,405	3,149	(260)

*	For the period from incorporation on 5 February 2002 to 28 February 2003.
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003*
Total recognised gains and losses for the period	30,525,405	3,149	(260)
New share capital issued	366,429,959	—	21,042

Net addition to shareholders’ funds	396,955,364	3,149	20,782
Opening shareholders’ funds	23,931	20,782	—

Closing shareholders’ funds	396,979,295	23,931	20,782

*	For the period from incorporation on 5 February 2002 to 28 February 2003.

BALANCE SHEETS

				US $
		At	At	At
		31 December	28 February	28 February
	Note	2004	2004	2003
CURRENT ASSETS
Debtors	6	434,520	159	20,307
Investments	7	391,250,015	1,409	475
Cash at bank and in hand		11,970,737	23,508	—

		403,655,272	25,076	20,782
CREDITORS: amounts falling due within one year	8	(6,675,977)	(1,145)	—

NET CURRENT ASSETS		396,979,295	23,931	20,782

NET ASSETS		396,979,295	23,931	20,782

CAPITAL AND RESERVES
Called up share capital	10 and 11	366,451,001	21,042	21,042
Currency translation reserve	11	29,765,216	3,213	(33)
Profit and loss account	11	763,078	(324)	(227)

SHAREHOLDERS’ FUNDS	11	396,979,295	23,931	20,782

Equity		939,475	23,931	20,782
Non-equity		396,039,820	—	—

		396,979,295	23,931	20,782

CASH FLOW STATEMENTS

			10 months	US $
			ended	Year ended
			31 December	28 February
	Note		2004	2004
Net cash inflow/(outflow) from operating activities	12		14,316	(13)
Returns on investments and servicing of finance
Interest received			1,039,811	108
Capital expenditure and financial investment
Purchase of bonds			—	(660)
Management of liquid resources
Increase in short term investments	1(g	)	(361,421,048)	—
Financing
Issue of share capital			366,429,959	20,675
Short term financing from related party			5,568,718	—

Increase in cash in the period	13		11,631,756	20,110

Reconciliation of net cash flow to movement in net funds
Increase in cash in the period			11,631,756	20,110
Cash outflow from management of liquid resources			361,421,048	—

Changes in net funds resulting from cash flows			373,052,804	20,110
Exchange movement			30,142,896	3,398

Movement in net funds in the period			403,195,700	23,508
Net funds at start of period			23,508	—

Net funds at end of period	13		403,219,208	23,508

There were no cash movements in the period from 5 February 2002 to 28 February 2003.

NOTES TO THE FINANCIAL INFORMATION
1.     Accounting policies
The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the Company’s financial information.
a)     Accounting convention and compliance with accounting standards
The financial information has been prepared on a going concern basis under the historical cost convention and in accordance with the United Kingdom Companies Act 1985, applicable Accounting Standards in the United Kingdom and the accounting policies as described below.
b)     Foreign currency translation
The functional currency of the Company for the 10 months ended 31 December 2004, year ended 28 February 2004 and period from 5 February 2002 (date of incorporation) to 28 February 2003 is the Euro. The Company has had a limited number of transactions since incorporation, but its net assets are predominately Euro denominated.
Income and expense items denominated in currencies other than the functional currency are translated into the functional currency at the rate ruling on their transaction date. Monetary assets and liabilities recorded in currencies other than the functional currency have been expressed in the functional currency at the rates of exchange ruling at the respective balance sheet dates. Differences on translation are included in the profit and loss account.
Share capital issued in currencies other than in the functional currency is translated into the functional currency at the exchange rate as at the date of issue.
c)     Presentation currency
The Company’s presentation currency for each of the three periods is US dollars.
On 21 October 2004 the ordinary share capital of the Company was purchased by Shell RDS Holding B.V., a company owned equally by Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) and The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”).
On 28 October 2004, the Royal Dutch boards and the Shell Transport board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc, which would, subject to shareholder approval, become the parent of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group of companies (the companies, other than the Company and Shell RDS Holding B.V., in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks; the “Royal Dutch/ Shell Group”). The results of the Royal Dutch/ Shell Group are presented in US dollars in the annual report and accounts of Royal Dutch and Shell Transport. As the intended parent company of the Royal Dutch/ Shell Group, the directors of the Company, having considered the requirements to select the most appropriate accounting policies and presentation of results, have concluded that it is appropriate that the presentation currency of the Company is US dollars to enable relevance, comparability and understandibility of the financial information to existing Royal Dutch and Shell Transport shareholders.
Assets and liabilities for each balance sheet presented are translated from the functional currency into US dollars using the closing rate at the date of the balance sheet. Income, expenses and cashflows recognised in the period are translated at an average US dollar exchange rate for the period. Resulting exchange differences are reflected as currency translation adjustments in the statement of total recognised gains and losses and are included in the currency translation reserve.
Share capital is recorded at the historical rate on the date of being issued and is not re-translated at each subsequent balance sheet date.

The applicable exchange rates compared to the US dollar for each period are as follows:

	Euro		Pound Sterling

	Average	Period End	Average	Period End
10 months ended 31 December 2004	0.8077	0.7333	0.5469	0.5186
Year ended 28 February 2004	0.8618	0.8044	0.5995	0.5591
Period from 5 February 2002 (date of incorporation) to 28 February 2003	1.0271	0.9303	0.6534	0.6338
d)     Taxation
The Company is tax resident in The Netherlands.
The Company records a tax charge or credit in the profit and loss account calculated at the tax rate prevailing in the year for tax payable to the Netherlands tax authorities.
e)     Deferred tax
Deferred tax is recognised in respect of all timing differences that have originated, but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date. Timing differences are differences between the Company’s taxable profit and its results as stated in the financial information that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial information.
A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.
Amounts relating to deferred tax are undiscounted.
f)     Current asset investments
Securities are stated at cost adjusted by the amortisation of premiums or the accrual of discounts, as appropriate, over periods to maturity. Provisions are made to reduce the carrying value of investments to their net realisable value when the net book value exceeds the net realisable value.
g)     Management of liquid resources
The Company includes as liquid resources short term deposits that are readily convertible into known amounts of cash.
2.     Profit/(loss) on ordinary activities before tax
Profit/(loss) on ordinary activities before taxation is stated after charging the following:

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003
Auditors’ remuneration for audit services	91,379	—	—
US$201,034 was paid to the auditors in respect of work to re-register the Company as a public limited company in the 10 months ended 31 December 2004 (year ended 28 February 2004: US$ Nil, period ended 28 February 2003: US$ Nil). No other fees for non-audit services provided to the Company were payable to the auditors.
Any audit fees for the year ended 28 February 2004 and the period ended 28 February 2003 were met by the former shareholder.

The Company had no employees during the 10 months ended 31 December 2004 (year ended 28 February 2004: Nil, period ended 28 February 2003: Nil).
3.     Directors
None of the directors received any emoluments (year ended 28 February 2004: US$ Nil, period ended 28 February 2003: US$ Nil) in respect of their services to the Company.
4.     Other interest receivable and similar income

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003
Interest from short term investments with a related party	1,434,229	—	—
Interest from banks and similar income	25	173	37
Profit/(loss) on currency translation	9,671	427	(22)

	1,443,925	600	15

5.	Tax on profit/(loss) on ordinary activities
The charge for the 10 months ended 31 December 2004 of US$387,262 (year ended 28 February 2004: US$ Nil, period ended 28 February 2003: US$ Nil) is made up as follows:

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003
Netherlands corporation tax	387,262	—	—

Total current tax charge	387,262	—	—
Deferred tax	—	—	—

Total tax charge	387,262	—	—

The tax charge for the 10 months ended 31 December 2004 differs from the standard rates of The Netherlands corporation tax (29% and 34.5%). The differences are explained below:

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003
(Profit)/loss on ordinary activities before tax	(1,150,664)	97	227

Tax on (profit)/loss on ordinary activities at standard Netherlands corporation tax rates:
of 29.0%	8,146	(28)	(66)
of 34.5%	387,288	—	—

	395,434	(28)	(66)
Effects of:
Imputed interest in respect of short term financing from related party	(8,172)	—	—
Losses not utilised	—	28	66

Current tax charge for the period	387,262	—	—

There are no deferred tax losses carried forward at 31 December 2004. No deferred tax asset has been recognised in respect of tax losses carried forward at 28 February 2004 and 28 February 2003. Consequently there is no tax credit on the loss on ordinary activities before taxation for the year ended 28 February 2004 or the period ended 28 February 2003.

6.	Debtors

			US $
	31 December	28 February	28 February
	2004	2004	2003
Amounts receivable from related party	434,452	—	—
Amounts receivable from shareholders	—	—	20,174
Prepayments	—	159	133
Other debtors	68	—	—

	434,520	159	20,307

7.	Current asset investments

			US $
	31 December	28 February	28 February
	2004	2004	2003
Short term investment with a related party	391,248,471	—	—
Other investments	1,544	1,409	475

	391,250,015	1,409	475

8.	Creditors: amounts falling due within one year

			US $
	31 December	28 February	28 February
	2004	2004	2003
Amounts owed to a related party	5,940,827	—	—
Amounts owed to shareholders	—	1,145	—
Corporation tax payable	426,575	—	—
Accruals	308,575	—	—

	6,675,977	1,145	—

9.     Financial instruments
Financial assets and liabilities
The Company’s financial instruments are cash, investments in short term deposits and other short term investments debtors and creditors. Short term debtors and creditors have been excluded from the table below in accordance with United Kingdom Financial Reporting Standard 13:
The interest rate risk of financial assets was:

			US $
	Fixed rate	Floating rate	Total
31 December 2004
euro	1,544	403,125,350	403,126,894
sterling	—	93,858	93,858
28 February 2004
euro	1,409	—	1,409
sterling	—	23,508	23,508
28 February 2003
euro	475	—	475
sterling	—	—	—
The weighted average interest rate for the fixed rate financial assets was:

		Weighted average
	Weighted average	period for which
	interest rate	rate is fixed
	%	Years
31 December 2004	5.25	3.5
28 February 2004	5.25	4.4
28 February 2003	5.25	5.4

The tables below show the Company’s currency exposure for its monetary assets and liabilities. The exposures that are not denominated in the Company’s functional currency of Euro give rise to exchange gains and losses which are recognised in the profit and loss account.

				US $
	Euro	Sterling	US Dollar	Total
31 December 2004
Assets	403,561,240	94,032	—	403,655,272
Liabilities	(5,940,827)	(308,575)	—	(6,249,402)

Total	397,620,413	(214,543)	—	397,405,870

28 February 2004
Assets	1,568	23,508	—	25,076
Liabilities	—	(1,145)	—	(1,145)

Total	1,568	22,363	—	23,931

28 February 2003
Assets	608	20,174	—	20,782
Liabilities	—	—	—	—

Total	608	20,174	—	20,782

Fair value of financial assets and liabilities
There is no significant difference between the book value and the fair value of financial assets and liabilities at 31 December 2004, 28 February 2004 and 28 February 2003.
Derivative financial instruments
In the period from incorporation until 31 December 2004, the Company has not entered into any foreign currency or interest rate contracts, swaps or similar instruments or arrangements.
Non-equity shares
As at 31 December 2004, the Company had in issue 4,148,800,000 Euro deferred shares of €0.07 each (28 February 2004: Nil, 28 February 2003: Nil). See Note 10 for the explanation of dividend rights applicable to these shares.
10.    Called up share capital

	31 December	28 February	28 February
	2004	2004	2003
Authorised
20,000 (28 February 2004: 20,000)
(28 February 2003: 20,000)
Ordinary shares of £1 each	£20,000	£20,000	£20,000
30,000 (28 February 2004: Nil)
(28 February 2003: Nil)
Sterling deferred shares of £1 each	£30,000	—	—
4,500,000,000 (28 February 2004: Nil)
(28 February 2003: Nil)
Euro deferred shares of €0.07 each	€315,000,000	—	—

			US $
	31 December	28 February	28 February
	2004	2004	2003
Allotted, called up and fully paid
20,000 (28 February 2004: 13,301)
(28 February 2003: 13,301)
Ordinary shares of £1 each	33,253	21,042	21,042
30,000 (28 February 2004: Nil)
(28 February 2003: Nil)
Sterling deferred shares of £1 each	54,685	—	—
4,148,800,000 (28 February 2004: Nil)
(28 February 2003: Nil)
Euro deferred shares of €0.07 each	366,363,063	—	—

	366,451,001	21,042	21,042

The Company was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each. On the date of incorporation, 1 ordinary share of £1 was issued at par.
The following alterations to the authorised and issued share capital of the Company have taken place since its incorporation:

a)	On 21 March 2002, 300 ordinary shares of £1 were allotted and issued;

b)	On 25 February 2003:

•	the authorised share capital was increased to £20,000 by the creation of 19,000 ordinary shares of £1 each ranking pari passu for all purposes with the existing ordinary shares.

•	13,000 ordinary shares were allotted, called up and fully paid up at par in money’s worth, with the amount outstanding at 28 February 2003 included within amounts receivable from shareholders (Note 6);
        c)     On 21 October 2004:

•	the authorised share capital was increased to £50,000 and €315,000,000 by the creation of:

i)	30,000 Sterling deferred shares of £1 each; and

ii)	4,500,000,000 Euro deferred shares of €0.07 each

•	4,148,800,000 Euro deferred shares, 30,000 Sterling deferred shares and 6,699 Sterling ordinary shares were allotted, called up and fully paid up at par.

d)	On 22 November 2004 the rights attaching to the Euro deferred shares were amended such that the Company will have the right at any time to redeem all or any of the Euro deferred shares at a price not exceeding €0.01 (previously redeemable at the nominal value of €0.07 each) for all the Euro deferred shares redeemed at any one time without the requirement to give notice to the holder(s) of the Euro deferred shares.
The Sterling deferred shares are redeemable only at the option of the Company at £1 for the whole class and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid up nominal value, ranking ahead of the ordinary shares, but behind the Euro deferred shares.
The Euro deferred shares are redeemable only at the option of the Company at a price not exceeding €0.01 for all the Euro deferred shares redeemed at any one time and carry no voting rights. The shares carry a right to receive a non-cumulative preference dividend of 1 per cent of nominal value out of the profits of the Company available for distribution in each financial year, subject to a resolution under the Articles approving the distribution. No such resolution has been passed to date. Upon winding up or liquidation, the shares carry a preferred right to repayment of paid up nominal value. The Euro deferred shares represent the non-equity shareholders’ funds.

11.    Reconciliation of movements in reserves and shareholders’ funds

		Currency
		translation	Profit and	US $
	Share capital	reserve	loss account	Total
At 5 February 2002	—	—	—	—
Shares issued	21,042	—	—	21,042
Loss retained for the period	—	—	(227)	(227)
Currency translation adjustments	—	(33)	—	(33)

At 28 February 2003	21,042	(33)	(227)	20,782
Loss retained for the year	—	—	(97)	(97)
Currency translation adjustments	—	3,246	—	3,246

At 28 February 2004	21,042	3,213	(324)	23,931
Shares issued	366,429,959	—	—	366,429,959
Profit retained for the period	—	—	763,402	763,402
Currency translation adjustments	—	29,762,003	—	29,762,003

At 31 December 2004	366,451,001	29,765,216	763,078	396,979,295

Currency translation adjustments for the 10 months ended 31 December 2004 are largely a result of the impact of the movements of the euro/ US dollar exchange rate on the translation from the Euro functional to US dollar presentation currency of the short term investment with a related party.
12.    Reconciliation of operating loss to net cash inflow/(outflow) from operating activities

	10 months		US $
	ended	Year ended	Period ended
	31 December	28 February	28 February
	2004	2004	2003
Operating loss	(293,261)	(697)	(242)
Decrease in shareholder funding and prepayments	148	684	242
Increase in creditors	307,429	—	—

Net cash inflow/(outflow) from operating activities	14,316	(13)	—

There were no cash movements in the period from 5 February 2002 until 28 February 2003.
13.    Analysis of net funds

				US $
	28 February		Exchange	31 December
	2004	Cash Flow	Movement	2004
Cash at bank and in hand	23,508	11,631,756	315,473	11,970,737
Short term investments	—	361,421,048	29,827,423	391,248,471

Total	23,508	373,052,804	30,142,896	403,219,208

	28 February		Exchange	28 February
	2003	Cash Flow	Movement	2004
	US $	US $	US $	US $
Cash at bank and in hand	—	20,110	3,398	23,508
Short term investments	—	—	—	—

Total	—	20,110	3,398	23,508

14.    Related party transactions
On 22 October 2004, €290,469,029 (US$366,429,959) received from Shell RDS Holding B.V. was invested in short term deposits with Shell Treasury Centre Limited, an entity within the Royal Dutch/ Shell Group. The Company earned interest on these deposits of €1,158,490 (US$1,434,229) up to 31 December 2004.

At 31 December 2004 the balance outstanding with Shell Treasury Centre Limited was US$391,248,471 (made up of €286,850,254 and £36,945) plus interest accrued of US$434,452 (€318,584). These balances are shown within Notes 7 and 6 respectively.
Interest on the euro deposit is earned at Euribor less 0.0625% and on the Sterling deposit at LIBOR less 0.125%. Interest earned is added to the principal amount outstanding at each maturity date. The deposits mature and are rolled over on a monthly basis. The deposits can be withdrawn prior to maturity but this will incur a breakage cost based on prevailing market interest rates.
Administrative expenses of US$697 and US$242 in the year ended 28 February 2004 and the period ended 28 February 2003 respectively were settled by the then shareholder, BFT Nederland B.V.. At 28 February 2004 US$1,145 was payable to the former shareholder (28 February 2003 US$20,174 receivable from the shareholder). The amount was reimbursed to the former shareholder in the 10 months ended 31 December 2004.
At 31 December 2004, a balance of US$5,940,827 (€4,356,408) was owed to Shell Petroleum N.V., an entity within the Royal Dutch/ Shell Group.
15.    Ultimate parent undertaking
Royal Dutch Shell plc is a 100% owned subsidiary of Shell RDS Holding B.V., a company owned equally by Royal Dutch and Shell Transport, where the financial rights of Royal Dutch and Shell Transport as shareholders, such as but not limited to the right to profits and liquidation proceeds, are divided 60% for Royal Dutch and 40% for Shell Transport.

16.	Subsequent events
On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc.
On 18 May 2005, the Company, Royal Dutch and Shell Transport entered into an agreement which governs the implementation of the proposed transaction (the “Transaction”) pursuant to which the Company will become the parent company of Royal Dutch and Shell Transport through:

•	An exchange offer being made by the Company for all the Royal Dutch ordinary shares (the “Royal Dutch Offer”); and

•	A scheme of arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders (the “Scheme”).
The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.
Royal Dutch Shell will have two classes of ordinary shares, Class A Shares and Class B Shares. Royal Dutch Shareholders are being offered Class A Shares (other than holders of Royal Dutch New York Registered Shares who are being offered Class A ADRs) under the Royal Dutch Offer. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered Class B Shares under the Scheme and holders of Shell Transport ADRs are being offered Class B ADRs.
The Class A Shares and the Class B Shares will have identical rights except in relation to the Dividend Access Mechanism by which dividends having a UK source are intended to be paid to the holders of Class B Shares. The Dividend Access Mechanism seeks to preserve the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.
On 27 April 2005, the directors resolved to redeem, with immediate effect, 9,760,000 Euro deferred shares for €0.01 in total, in accordance with the rights attaching to those shares.
On 12 May 2005, the authorised share capital of the Company was increased to £50,000 and €700,000,000 by the creation of 600,000 Class A Shares of €0.07 each, 2,759,360,000 Class B Shares of €0.07 each and 2,740,040,000 unclassified shares of €0.07 each (to be classified as Class A Shares or Class B Shares upon allotment at the discretion of the directors) and an ordinary resolution was passed authorising the directors to allot relevant securities (as defined in section 80 of the Companies Act 1985) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme. In addition 360,960,000 unissued Euro deferred shares were re-classified as unclassified shares (to be classified as Class A Shares or Class B Shares at the discretion of the Royal Dutch Shell directors).
On 13 May 2005, the directors resolved to allot, conditional upon the Scheme becoming effective, Class B Shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme) in accordance with the terms of the Scheme.
Also on 13 May 2005:

•	a special resolution was passed conditional on the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects:

—	re-classifying as Class A Shares, immediately upon the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects, such number of issued Euro deferred shares as is equal to the number of Royal Dutch Shares validly tendered in the Royal Dutch Offer acceptance period multiplied by two;

—	re-classifying as Class A Shares, on each occasion that Royal Dutch Shares are validly tendered to the Royal Dutch Offer in the subsequent acceptance period (if any), such number of issued Euro deferred shares as is equal to that number of Royal Dutch Shares so tendered multiplied by two; and

—	re-classifying as Class A Shares, on each occasion that Royal Dutch Shares are offered to Royal Dutch Shell for exchange into Class A Shares after the later of the expiry of the Royal Dutch Offer acceptance period and the expiry of the subsequent acceptance period (if any) but at the absolute discretion of the Royal Dutch Shell directors (and subject to applicable law), such number of issued Euro deferred shares as is equal to that number of Royal Dutch Shares so offered multiplied by two; and

•	a special resolution was passed, conditional upon Completion, reclassifying the Sterling ordinary shares of Royal Dutch Shell as Sterling deferred shares.
There have been no other circumstances or events subsequent to the period end which require adjustment of or disclosure in the financial information or in the notes thereto.

17.	US GAAP
Under US GAAP, financial information is not presented for the period prior to the acquisition of the Company by Shell RDS Holding B.V. on 21 October 2004. Prior to this date the activities of the Company relate to the previous owners and so have no ongoing significance to shareholders and were limited to the holding of investments and cash of an inconsequential amount.
Under US GAAP, push down accounting requirements, the excess of the consideration paid by Shell RDS Holding B.V. over the book value of the net assets of Royal Dutch Shell at the date of acquisition (which did not differ from the fair value) would have been recorded as an increase in equity and would have been charged to the Profit and Loss account of Royal Dutch Shell as an organisation cost.
Under UK GAAP, there is no effect on the accounts of Royal Dutch Shell relating to the change of control of the Company. Consequently, for the period from 21 October 2004 to 31 December 2004, the

Profit after tax (Net Income) and Total recognised gains and losses (Comprehensive income) under UK GAAP would be reduced by US$3 million when measured under US GAAP, resulting in a net loss for the period under US GAAP of US$2 million. At 31 December 2004, there are no differences between Shareholders’ funds (Shareholders’ equity) as presented in the financial statements and the amounts that would be presented under US GAAP.
Statement of cash flows
The statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP except for the classification of items within the statements and the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

US $ million
Period from
21 October 2004 to
31 December 2004
Cash inflow from operating activities	1
Cash outflow from investing activities	—
Cash inflow from financing activities	372

Increase in cash and cash equivalents	373
Effect of foreign exchange rate changes	30
Cash and cash equivalents at the beginning of the period under US GAAP	—

Cash and cash equivalents at the end of the period under US GAAP	403

Yours faithfully
KPMG Audit Plc
Chartered Accountants
PricewaterhouseCoopers LLP
Chartered Accountants

PART XIII
FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH/SHELL GROUP

2002, 2003 and 2004 audited financial information prepared in accordance with US GAAP and Netherlands GAAP
Basis of financial information
The financial information contained in this Part XIII for each of the three years ended 31 December 2002, 2003 and 2004, prepared under US GAAP and Netherlands GAAP, has been extracted, without material adjustment, from the financial statements of the Royal Dutch/ Shell Group included in the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2004 filed with the SEC, except for the balance sheet as at 31 December 2002 which has been extracted, without material adjustment, from the financial statements of the Royal Dutch/ Shell Group included in the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2003 filed with the SEC on 7 March 2005.

The financial statements of the Royal Dutch/ Shell Group included in the annual reports on Form 20-F of Royal Dutch and Shell Transport for the years ended 31 December 2003 and 31 December 2004 together with the audit reports thereon are incorporated by reference into this document. KPMG Accountants N.V., Registered Independent Public Accountants, of Churchillplein 6, 2517 JW, The Hague, The Netherlands and PricewaterhouseCoopers LLP, Registered Independent Public Accountants of 1 Embankment Place, London WC2N 6RH, UK have issued unqualified audit opinions on the financial statements of the Royal Dutch/Shell Group included in the annual report on Form 20-F of Royal Dutch and Shell Transport for each of the three years ended 31 December 2002, 2003 and 2004.
In this Part XIII, “Parent Companies” means Royal Dutch and/or Shell Transport.
Note 8 to the unaudited condensed pro forma combined financial information set out in Part XVII of these Listing Particulars presents the adjustments necessary to reconcile between US GAAP and IFRS for Royal Dutch Shell of shareholders’ equity (Group equity) and net income (income attributable to equity holders) as at and for the year ended 31 December 2004. Having regard to the guidance and definition of “equivalence” contained in the first draft Technical advice on Equivalence of Certain third country GAAP published by The Committee of European Securities Regulators on 27 April 2005, Royal Dutch Shell is of the opinion that this reconciliation and the disclosures contained in this Part XIII are sufficient for the financial information provided in this Part XIII under US GAAP to be “equivalent” to that which would have been provided had the financial information been prepared under IFRS.

US GAAP FINANCIAL INFORMATION
STATEMENTS OF INCOME

$ million
			2003	2002
	Note	2004	As restated(a)	As restated(a)
Sales proceeds		337,522	263,889	218,287
Sales taxes, excise duties and similar levies		(72,332)	(65,527)	(54,834)

Net proceeds(b)		265,190	198,362	163,453
Cost of sales(c)		(221,678)	(165,147)	(135,658)

Gross profit		43,512	33,215	27,795
Selling and distribution expenses		(12,340)	(11,409)	(9,617)
Administrative expenses		(2,516)	(1,870)	(1,587)
Exploration		(1,823)	(1,475)	(1,052)
Research and development		(553)	(584)	(472)

Operating profit of Group companies		26,280	17,877	15,067
Share of operating profit of associated companies	7	5,653	3,446	2,792

Operating profit		31,933	21,323	17,859
Interest and other income	8	1,705	1,967	748
Interest expense	9	(1,214)	(1,324)	(1,291)
Currency exchange gains/(losses)		(39)	(231)	(25)

Income before taxation		32,385	21,735	17,291
Taxation	10	(15,136)	(9,349)	(7,647)

Income after taxation		17,249	12,386	9,644
Income applicable to minority interests		(626)	(353)	(175)

Income from continuing operations		16,623	12,033	9,469
Income from discontinued operations, net of tax	4	1,560	25	187
Cumulative effect of a change in accounting principle, net of tax	3	—	255	—

Net income		18,183	12,313	9,656

STATEMENTS OF COMPREHENSIVE INCOME AND
PARENT COMPANIES’ INTEREST IN GROUP NET ASSETS

$ million
			2003	2002
	Note	2004	As restated	As restated
Net income		18,183	12,313	9,656
Other comprehensive income, net of tax:	6
currency translation differences	20	3,148	5,102	2,432
unrealised gains/(losses) on securities		(350)	689	25
unrealised gains/(losses) on cash flow hedges		31	51	(225)
minimum pension liability adjustments		(185)	358	(1,475)

Comprehensive income		20,827	18,513	10,413
Distributions to Parent Companies		(7,989)	(5,660)	(5,435)
Increase in Parent Companies’ shares held, net of dividends received	23	(759)	(631)	(844)
Loss on sale of Parent Companies’ shares		—	(1)	—
Parent Companies’ interest in Group net assets at January 1		72,497	60,276	56,142

Parent Companies’ interest in Group net assets at December 31	5	84,576	72,497	60,276

(a) See Note 2.
(b) Includes net proceeds related to buy/sell contracts	3	24,744	19,795	14,267
(c) Includes costs related to buy/sell contracts	3	24,719	19,713	14,419

STATEMENTS OF ASSETS AND LIABILITIES

$ million
		31 December	31 December	31 December
		2004	2003	2002
	Note		As restated(a)	As restated(a)
Fixed assets
Tangible assets	11	88,940	87,088	78,363
Intangible assets	11	4,890	4,735	4,696
Investments:
associated companies	7	19,743	19,371	17,945
securities	15	1,627	2,317	1,719
other		1,121	1,086	1,420

Total fixed assets		116,321	114,597	104,143

Other long term assets
Prepaid pension costs	21	8,278	6,516	4,506
Deferred taxation	10	1,995	2,092	*
Other	12	4,369	2,741	2,827

Total other long-term assets		14,642	11,349	7,333

Current assets
Inventories	13	15,391	12,690	11,338
Accounts receivable	14	37,998	28,969	28,761
Cash and cash equivalents	15	8,459	1,952	1,556

Total current assets		61,848	43,611	41,655

Current liabilities: amounts due within one year
Short-term debt	16	(5,822)	(11,027)	(12,874)
Accounts payable and accrued liabilities	18	(40,207)	(32,347)	(32,189)
Taxes payable	10	(9,885)	(5,927)	(4,985)
Dividends payable to Parent Companies		(4,750)	(5,123)	(5,153)

Total current liabilities		(60,664)	(54,424)	(55,201)

Net current assets/(liabilities)		1,184	(10,813)	(13,546)

Total assets less current liabilities		132,147	115,133	97,930

Long-term liabilities: amounts due after more than one year
Long-term debt	16	(8,600)	(9,100)	(6,817)
Other	19	(8,065)	(6,054)	(6,174)

		(16,665)	(15,154)	(12,991)

Provisions
Deferred taxation	10	(14,844)	(15,185)	(12,551)*
Pensions and similar obligations	21	(5,044)	(4,927)	(5,016)
Decommissioning and restoration costs	24	(5,709)	(3,955)	(3,528)

		(25,597)	(24,067)	(21,095)

Group net assets before minority interests		89,885	75,912	63,844
Minority interests		(5,309)	(3,415)	(3,568)

Net assets		84,576	72,497	60,276

(a)	See Note 2.

*	In 2002, deferred taxation assets were not separately identified and were included in the net deferred taxation balance shown within Provisions.

STATEMENTS OF CASH FLOWS
(see Note 20)

$ million
		2004	2003	2002
	Note		As restated	As restated
Cash flow provided by operating activities
Net income		18,183	12,313	9,656
Adjustments to reconcile net income to cash flow provided by operating activities
Depreciation, depletion and amortisation	11	12,273	11,711	8,739
Profit on sale of assets		(3,033)	(2,141)	(367)
Movements in:
inventories		(2,731)	(236)	(2,079)
accounts receivable		(8,462)	1,834	(5,830)
accounts payable and accrued liabilities		7,708	(212)	6,989
taxes payable		2,999	(218)	(735)
Associated companies: dividends more/(less) than net income	7	258	511	117
Deferred taxation and other provisions		(524)	(621)	423
Long-term liabilities and other		(1,798)	(1,588)	(805)
Income applicable to minority interests		714	366	175

Cash flow provided by operating activities		25,587	21,719	16,283

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	11	(12,734)	(12,252)	(12,102)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)				(8,925)
Proceeds from sale of assets		5,078	2,286	1,099
New investments in associated companies	7	(1,058)	(983)	(1,289)
Disposals of investments in associated companies		1,328	708	501
Proceeds from sale and other movements in investments		1,743	1,989	83

Cash flow used in investing activities		(5,643)	(8,252)	(20,633)

Cash flow used in financing activities
Long-term debt (including short-term part):
new borrowings		544	572	5,267
repayments		(1,688)	(2,740)	(5,610)

		(1,144)	(2,168)	(343)
Net increase/(decrease) in short-term debt		(3,701)	(2,507)	7,058
Change in minority interests		807	(1,363)	421
Dividends paid to:
Parent Companies		(8,490)	(6,248)	(6,961)
minority interests		(264)	(300)	(228)

Cash flow used in financing activities		(12,792)	(12,586)	(53)

Parent Companies’ shares: net sales/(purchases) and dividends received		(758)	(633)	(864)
Currency translation differences relating to cash and cash equivalents		113	148	153

Increase/(decrease) in cash and cash equivalents		6,507	396	(5,114)
Cash and cash equivalents at January 1		1,952	1,556	6,670

Cash and cash equivalents at December 31		8,459	1,952	1,556

NOTES TO THE US GAAP FINANCIAL INFORMATION

1	The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) are holding companies which together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/ Shell Group. Group companies are engaged in all principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and solar energy). The Group conducts its business through five principal segments, Exploration & Production, Gas & Power, Oil Products, Chemicals and Other businesses. These activities are conducted in more than 140 countries and territories and are subject to changing economic, regulatory and political conditions.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion. Dividends are paid by Group companies to Royal Dutch and Shell Transport in euros and pounds sterling, respectively. The division of Group net assets between the Parent Companies and movements therein, including movements resulting from Group net income and distributions to the Parent Companies, are disclosed in Note 30 to this Financial Information.

Unification Proposal

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”).

Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport Ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.

2	Restatement of previously issued Financial Statements

First Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and natural gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (collectively, the First Half Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes debooked as of December 31, 2002 as part of the First Reserves Restatement had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. The effects of First Reserves Restatement were reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F as originally filed with the Securities & Exchange Commission (SEC) on June 30, 2004.

Following the January 9, 2004 announcement of the initial reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report, the Parent Companies, Royal Dutch and Shell Transport, determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the First Reserves Restatement as proved reserves are as follows:

—	the Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines. In addition, users of the guidelines in certain cases misapplied or disregarded SEC rules and published guidance and in some cases only applied changes in the guidelines prospectively rather than retrospectively. There was also insufficient knowledge and training among users of the guidelines of the SEC requirements relating to proved reserves;

—	executives and employees encouraged the booking of proved reserves, while discouraging the debooking of previously booked reserves. This fostered an atmosphere that failed to emphasise the paramount importance of the compliance element of proved reserves decisions; and

—	there were other material weaknesses in the Group’s controls relating to the booking of proved reserves, including insufficient resources allocated to the Group Reserves Auditor and Group Reserves Co-ordinator functions, a lack of clarity in the allocation of responsibilities between the Group Reserves Auditor and the Group Reserves Co-ordinator and a lack of direct reporting responsibility of the Group Reserves Auditor to the Group internal audit function and of the business chief financial officers to the Group Chief Financial Officer.

Second Reserves Restatement

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1,371 million boe of oil and natural gas that were reported as at December 31, 2003 and further restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement and, together with the First Reserves Restatement, the Reserves Restatements) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes debooked as of December 31, 2003 as part of the Second Reserves Restatement had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves. The effects of the Second Reserves Restatement are reflected in the information for 2003 and 2002 presented in this Financial Information. These effects were also reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.

Second Financial Restatement

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges related to Exploration & Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration & Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally.

The effect of the Second Financial Restatement was to reduce net income in 2003 by $183 million (2002: $66 million), of which additional depreciation in 2003 was $289 million (2002: $118 million), and to reduce the previously reported net assets as at December 31, 2003 by $351 million. The effects of the Second Financial Restatement are reflected in the information for 2003 and 2002 presented in this Financial Information. These effects were also reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005. The impact of these effects is summarised in the tables below:

Statement of Income

	$ million
	2003					2002

				Reclassification					Reclassification
	As	Second		for		As	Second		for
	originally	Reserves	As	discontinued	As	previously	Reserves	As	discontinued
	reported(a)	Restatement	restated	operations(b)	restated	restated(a)	Restatement	restated	operations(b)	As restated
Net proceeds	201,728	—	201,728	(3,366)	198,362	166,601	—	166,601	(3,148)	163,453
Cost of sales	(167,500)	(289)	(167,789)	2,642	(165,147)	(137,997)	(118)	(138,115)	2,457	(135,658)
Exploration	(1,476)	—	(1,476)	1	(1,475)	(1,073)	—	(1,073)	21	(1,052)
Other operating expenses	(14,428)	—	(14,428)	565	(13,863)	(12,027)	—	(12,027)	351	(11,676)
Share of operating profit of associated companies	3,484	(19)	3,465	(19)	3,446	2,822	(6)	2,816	(24)	2,792

Operating profit	21,808	(308)	21,500	(177)	21,323	18,326	(124)	18,202	(343)	17,859
Net interest income/(expense) and currency exchange gains/(losses)	370	—	370	42	412	(629)	—	(629)	61	(568)

Income before taxation	22,178	(308)	21,870	(135)	21,735	17,697	(124)	17,573	(282)	17,291
Taxation	(9,572)	126	(9,446)	97	(9,349)	(7,796)	54	(7,742)	95	(7,647)
Minority interests	(365)	(1)	(366)	13	(353)	(179)	4	(175)	—	(175)

Income from continuing operations	12,241	(183)	12,058	(25)	12,033	9,722	(66)	9,656	(187)	9,469
Income from discontinued operations, net of tax	—	—	—	25	25	—	—	—	187	187
Cumulative effect of a change in accounting principle, net of tax	255	—	255	—	255	—	—	—	—	—

Net income	12,496	(183)	12,313	—	12,313	9,722	(66)	9,656	—	9,656

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

(b)	As a consequence of the separate reporting of income from discontinued operations (see Note 4), information for comparative periods has been reclassified where necessary.

The financial effect of the First Reserves Restatement was to reduce net income in 2002 by $108 million, all of which was reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as originally filed with the SEC on June 30, 2004. The combined financial effect of the First Reserves Restatement and the Second Reserves Restatement was a reduction in net income of $183 million in 2003 (2002: $174 million).

Earnings by industry segment

	$ million
	2003			2002

	As	Second		As	Second
	originally	Reserves	As	previously	Reserves	As
	reported(a)	Restatement	restated	restated(a)	Restatement	restated
Exploration & Production	9,105	(182)	8,923	6,796	(70)	6,726
Gas & Power	2,289	—	2,289	774	—	774
Oil Products	2,860	—	2,860	2,627	—	2,627
Chemicals	(209)	—	(209)	565	—	565
Corporate and Other	(1,184)	—	(1,184)	(861)	—	(861)
Minority interests	(365)	(1)	(366)	(179)	4	(175)

Net income	12,496	(183)	12,313	9,722	(66)	9,656

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

The financial effect of the First Reserves Restatement was a reduction in Exploration & Production earnings of $101 million and an increase in minority interests of $7 million in 2002, all of which was reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as originally filed with the SEC on June 30, 2004. The combined financial effect of the First Reserves Restatement and the Second Reserves Restatement was a reduction in Exploration & Production earnings of $182 million in 2003 (2002: $171 million) and an increase in minority interests of $1 million in 2003 (2002: $3 million).

Statement of Assets and Liabilities

	$ million
	December 31, 2003
	As	Second		Reclassification
	originally	Reserves	As	for deferred	As
	reported(a)	Restatement	restated	tax(b)	restated
Fixed assets
Tangible	87,701	(613)	87,088	—	87,088
Intangible	4,735	—	4,735	—	4,735
Investments	22,787	(13)	22,774	—	22,774
Other long-term assets	9,257	—	9,257	2,092	11,349
Current assets	43,611	—	43,611	—	43,611
Current liabilities	(54,424)	—	(54,424)	—	(54,424)
Long-term liabilities	(15,154)	—	(15,154)	—	(15,154)
Provisions
Deferred taxation	(13,355)	262	(13,093)	(2,092)	(15,185)
Pensions and decommissioning	(8,882)	—	(8,882)	—	(8,882)
Minority interests	(3,428)	13	(3,415)	—	(3,415)

Net assets	72,848	(351)	72,497	—	72,497

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

(b)	Deferred tax assets and liabilities are presented at December 31, 2004 separately in the Statement of Assets and Liabilities, with reclassification of the prior year.

Parent Companies’ interest in Group net assets

	$ million
	2003	2002
At December 31 as originally reported (2003)/ previously restated (2002)(a)	72,848	60,444
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(168)	(102	)(b)
Net income for the year	(183)	(66)

At December 31 as restated	72,497	60,276

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

(b)	Cumulative effect as at January 1, 2002

The financial effect of the First Reserves Restatement was to reduce the previously reported net assets as at December 31, 2002 by $276 million, all of which was reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as originally filed with the SEC on June 30, 2004. The combined financial effect of the First Reserves Restatement and the Second Reserves Restatement was a reduction in Group net assets of $627 million at December 31, 2003 (2002: $444 million).

Amounts relating to prior periods have been restated in the following notes where applicable.

3	Accounting policies

Nature of the Financial Information

The accounts of the Parent Companies are not included in this Financial Information, the objective of which is to demonstrate the financial position, results of operations and cash flows of a group of undertakings in which each Parent Company has an interest in common whilst maintaining its separate identity. This Financial Information reflects an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks.

US accounting pronouncement FIN 46 (Consolidation of Variable Interest Entities) was implemented in 2003 with a consequential increase in the Group’s tangible fixed assets and debt of $3.4 billion as of September 30, 2003, mainly relating to power generation contracts (“tolling agreements”) which were previously accounted for as executory contracts and marked to market.

Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Investments in companies over which the Group has no significant influence are stated at cost and dividends received from these companies are accounted for when received. Certain joint ventures in oil and natural gas production activities are taken up in this Financial Information in proportion to the relevant Group interest.

The Financial Information is presented in accordance with US GAAP, with separate Financial Information presented under Netherlands GAAP.

The preparation of financial information in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Financial Information and Notes thereto. Actual results could differ from those estimates.

The Financial Information has been prepared under the historical cost convention.

Currency translation

Assets and liabilities of non-US dollar Group companies are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies’ interest in Group net assets. Upon divestment or liquidation of a non-US dollar Group company, cumulative currency translation differences related to that company are taken to income.

The US dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in Group net income.

Revenue recognition

Sales of oil, natural gas, chemicals and all other products are recorded when title passes to the customer. Revenue from the production of oil and natural gas properties in which the Group has an interest with other producers are recognised on the basis of the Group’s working interest (entitlement method). The difference between actual production and net working interest volumes is not significant. Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Group’s refinery operations are shown net in the Statement of Income. Sales between Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

In Exploration & Production and Gas & Power title typically passes (and revenues are recognised) when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, title typically passes (and revenues are recognised) either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. Revenues on wholesale sales of oil products and chemicals are recognised when transfer of ownership occurs and title is passed, either at the point of delivery or the point of receipt, depending on contractual conditions.

In November 2004 FASB’s Emerging Issues Task Force (EITF) discussed EITF Issue no. 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, in order to consider whether or not “buy/sell” contractual arrangements should be reported net in the Statement of Income and accounted for as non-monetary transactions. There was a further EITF meeting in March 2005 but no consensus was reached on this issue and further discussion is planned.

Buy/sell contractual arrangements in this context are defined as those entered into concurrently or in contemplation of one another with the same counterparty.

Buy/sell contracts are entered into by some Group companies for feedstock, principally crude oil, and finished products mainly in the Oil Products segment, and are reported gross in the Statement of Income. Title of the commodity passes to the buyer on delivery, purchases and sales may not necessarily take place at the same time and amounts are separately invoiced and settled; there is no legal right of offset. The Group considers therefore that these are not non-monetary transactions and are then outside the scope of APB Opinion no. 29 “Accounting for Nonmonetary Transactions”. In addition, the guidance provided in EITF no. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”, EITF no. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” and EITF no. 03-11 “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement no. 133 and Not Held for Trading Purposes as Defined in Issue no. 02-3” has been considered in determining the presentation of the results of the Group’s operations. As a result of a communication to the oil and gas industry issued by the US Securities and Exchange Commission in February 2005 requesting additional disclosures regarding buy/sell contracts, the Group reviewed such contracts and has estimated that, if buy/sell contracts were required to be reported net, net proceeds and cost of sales for 2004 would be reduced by $24,744 million and $24,719 million, respectively (2003: $19,795 million and $19,713 million, respectively; 2002: $14,267 million and $14,419 million, respectively) with no impact on net income.

Such arrangements should be distinguished from purchases and sales under exchange contracts to obtain or reposition feedstock for refinery operations and which are, as described above, shown net in the Statement of Income. The obligations of each party are not independent and settlement is based on volumes.

Depreciation, depletion and amortisation

Tangible fixed assets related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other tangible fixed assets are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, and 15 years for retail service station facilities. Goodwill and other intangible fixed assets with an indefinite life are not amortised but tested for impairment annually. Other intangible fixed assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

Recoverability of assets

Other than properties with no proved reserves (where the basis for carrying costs on the balance sheet is explained under “Exploration costs”), the carrying amounts of major Exploration & Production fixed assets are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to fair value, usually determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are written down to the amount of estimated net realisable value.

Estimates of future cash flows used in the evaluation for impairment for assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Exploration costs

Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in tangible fixed assets, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

Management makes quarterly assessments of the amounts included within tangible fixed assets to determine whether capitalisation is initially appropriate and can continue. Exploration wells capitalised beyond 12 months are subject to additional judgment as to whether the facts and circumstances have changed and therefore whether the conditions described in (a) and (b) no longer apply.

A proposed amendment to FASB Statement no. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” has been issued. If enacted, this would result, on a prospective basis, in the continued inclusion of the cost of certain exploratory wells in tangible fixed assets beyond 12 months which do not meet the current requirements given in (a) and (b) above. Under the proposal amounts remain capitalised beyond 12 months if both sufficient reserves have been found to justify completion as a producing well, and sufficient progress is being made towards assessing the reserves and the economic and operating viability of the project (which does not include delay for the possibility of a change in circumstances beyond an entity’s control, for example an increase in oil and/or gas prices).

If this amendment had been reflected in the Group accounting policy, there would not have been a significant effect on the Financial Information presented; certain write-offs may not have been required which would result in subsequent additional depreciation, depletion and amortisation charges in future years.

Research and development

Research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Deferred taxation

Deferred taxation is provided using the comprehensive liability method of accounting for income taxes based on provisions of enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Financial Information or in the tax returns. In estimating these tax consequences, consideration is given to expected future events. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance representing the amount of any tax benefits for which there is uncertainty of realisation. Deferred tax assets and liabilities are presented separately in the Statement of Assets and Liabilities except where there is a right of set-off within fiscal jurisdictions.

Leasing

Agreements under which Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and benefits of ownership are recorded at inception as capital leases within tangible fixed assets and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

Interest capitalisation

Interest is capitalised, as an increase in tangible fixed assets, on significant capital projects during construction. Interest is also capitalised, as an increase in investments in associated companies, on funds invested by Group companies which are used by associated companies for significant capital projects during construction.

Securities

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in net income. Securities intended to be held to maturity are carried at cost, unless permanently impaired in which case they are carried at fair value. All other securities are classified as available for sale and are carried at fair value, with unrealised holding gains and losses being taken directly to Parent Companies’ interest in Group net assets. Upon sale or maturity, the net gains and losses are included in net income.

Short-term securities with a maturity from acquisition of three months or less and that are readily convertible into known amounts of cash are classified as cash equivalents. Securities forming part of a portfolio which is required to be held long term are classified under fixed assets — investments.

Parent Companies’ shares held by Group companies are not included in the Group’s net assets but reflected as a deduction from Parent Companies’ interest in Group net assets.

Cash flows resulting from movements in securities of a trading nature are reported under cash flow provided by operating activities while cash flows resulting from movements in other securities are reported under cash flow used in investing activities.

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined by the FIFO method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Derivative instruments

Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. The carrying amount of all derivatives, other than those meeting the normal purchases and sales exception, is measured using market prices. Those derivatives qualifying and designated as hedges are either: (1) a hedge of the fair value of a recognised asset or liability or of an unrecognised firm commitment (“fair value” hedge), or (2) a hedge of the variability of cash flows to be received or paid related to a recognised asset or liability or a forecasted transaction (“cash flow” hedge), or (3) a hedge of the foreign currency exposure of an unrecognised firm commitment or an available for sale security (“foreign currency fair value” hedge) or the foreign currency exposure of a foreign currency denominated forecasted transaction (“foreign currency cash flow” hedge).

A change in the carrying amount of a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in the carrying amount of a cash flow hedge is recorded in other comprehensive income, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income. A change in the carrying amount of a foreign currency hedge is recorded on the basis of whether the hedge is a fair value hedge or a cash flow hedge. A change in the carrying amount of other derivatives is taken to income.

Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. The effectiveness of a hedge is also continually assessed. When effectiveness ceases, hedge accounting is discontinued.

Environmental expenditures

Liabilities for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Group companies’ best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of liabilities is regularly reviewed and adjusted for new facts or changes in law or technology.

Employee retirement plans

Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision which is not less than the present value of accumulated pension benefits, based on present salary levels, is included in the Financial Information. Valuations of both funded and unfunded plans are carried out by independent actuaries.

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investments of those contributions, pension cost is the amount contributed by Group companies for the period.

Post retirement benefits other than pensions

Some Group companies provide certain postretirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the periods employees render service to the Group. These plans are not funded. A provision is included in the Financial Information which is sufficient to cover the present value of the accumulated postretirement benefit obligation based on current assumptions. Valuations of these obligations are carried out by independent actuaries.

Stock-based compensation plans

Group companies account for stock-based compensation plans in accordance with the intrinsic value method. This method requires no recognition of compensation expense for plans where the exercise price is not at a discount to the market value at the date of the grant, and the number of options is fixed on the date of grant. However, recognition of compensation expense is required for variable award (performance-related) plans over the vesting periods of such plans, based on the then current market values of the underlying stock.

Decommissioning and restoration costs

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related tangible fixed assets. In respect of oil and natural gas production activities, the fair value calculation of the liability is based on the economic life of the production assets and discounted using the credit-adjusted risk-free rate for the Group. For tangible fixed assets not directly associated with mineral reserves, the liability, once an obligation, whether legal or constructive, crystallises, is recognised in the period when a reasonable estimate of the fair value can be made. The obligation is reflected under provisions in the Statement of Assets and Liabilities. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the liability are incorporated on a prospective basis.

This policy reflects US accounting standard FAS 143 (Asset Retirement Obligations) which was effective for the Group from the beginning of 2003 and resulted in a credit to income of $255 million after tax, which was reported in 2003 as a cumulative effect of a change in accounting principle.

Acquisitions

Acquisitions are accounted for using the purchase method. Assets acquired and liabilities assumed are recognised at their fair value at the date of acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Discontinued operations

Discontinued operations comprise the activities of Group companies, which therefore do not include associated companies or other investments, which have been disposed of during the year, or remain held for sale at year end, and which are significant for the Group and can be clearly distinguished, operationally and for financial statement purposes from other Group operations. The Group does not retain, in the case of discontinued operations which have been disposed of, and will not retain, following such sale in the case of discontinued operations held for sale, any residual interest in such operations.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2004 presentation.

International Financial Reporting Standards

Under a 2002 EU Regulation, publicly-listed companies in the European Union will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The 2005 Financial Statements of the Group or, subject to completion of the transaction described in Note 1, of its successor, will be prepared under IFRS and will include comparative data for 2004, together with reconciliations to opening balances as at January 1, 2004 and to 2004 data previously published in accordance with accounting principles generally accepted in the United States (US GAAP).

4	Discontinued operations

The activities of certain Group companies were disposed of during 2004 or remain as held for sale at December 31, 2004. Those activities reported as discontinued operations in the Statement of Income comprise certain operations in Angola, Bangladesh, Egypt and Thailand in the Exploration & Production segment, as part of the ongoing strategy to divest assets where little growth potential is seen for the Group and where there is little strategic fit in relation to the cost of managing those assets; in the US in Gas & Power which were pipelines no longer viewed as integral to continued optimisation of the Group’s existing developments and production in the Gulf of Mexico; and in the Caribbean, Peru, Portugal, Romania, Spain, Thailand, Venezuela and the US in Oil Products in line with the strategy of increasing the Group’s profitability through greater focus on key countries and core assets. All of these were disposed of in 2004 except some operations in the Caribbean, Portugal, Romania and Spain, with a carrying amount as at December 31, 2004 of $0.3 billion, which are expected to be sold in 2005.

Income from discontinued operations comprises:

			$ million
	2004	2003	2002
Income before taxation from discontinued operations (including gains on disposal of $1,564 million in 2004 and impairments of $88 million in 2003 and $9 million in 2002)	1,980	135	282
Taxation	(332)	(97)	(95)
Minority interests	(88)	(13)	—

Income from discontinued operations, net of tax	1,560	25	187

Net proceeds of discontinued operations in 2004 (up to the date of disposal, where applicable), excluding proceeds of the disposal of such operations, were $3.5 billion (2003: $3.4 billion; 2002: $3.1 billion).

Income from discontinued operations by segment is given in Note 25(b).

5      Parent Companies’ interest in Group net assets

			$ million
		2003	2002
	2004	As restated	As restated
Invested by Parent Companies	741	741	741
Retained earnings of Group companies	85,100	74,906	68,254
Parent Companies’ shares held, net of dividends received (Note 23)	(4,187)	(3,428)	(2,797)
Cumulative currency translation differences	4,356	1,208	(3,894)
Unrealised gains/(losses) on:
securities (Note 15)	350	700	11
cash flow hedges	(157)	(188)	(239)
Minimum pension liability adjustments	(1,627)	(1,442)	(1,800)

Balance at December 31	84,576	72,497	60,276

Earnings retained by the subsidiary and associated companies of the Group Holding Companies (namely Shell Petroleum N.V. and The Shell Petroleum Company Limited) and Shell Petroleum Inc. amounted to $34,374 million at December 31, 2004 (2003: $25,210 million; 2002: $18,060 million). A portion of these retained earnings will flow up to the Group Holding Companies without tax cost. The balance of these retained earnings have been, or will be, substantially reinvested by the companies concerned and provision has not been made for taxes on possible future distribution of these undistributed earnings as it is not meaningful to provide for these taxes nor is it practicable to estimate their full amount or the withholding tax element.

6	Other comprehensive income

	$ million
	2004
	Net credit/(charge)
	Pre-tax	Tax	After tax
Currency translation differences arising during the year	2,925	70	2,995
Net (gains)/losses realised in net income	153	—	153

Currency translation differences net	3,078	70	3,148

Unrealised gains/(losses) on securities arising during the year	109	(3)	106
Net (gains)/losses realised in net income	(464)	8	(456)

Unrealised gains/(losses) on securities net	(355)	5	(350)

Unrealised gains/(losses) on cash flow hedges arising during the year	35	(6)	29
Net (gains)/losses realised in net income	2	—	2

Unrealised gains/(losses) on cash flow hedges net	37	(6)	31

Minimum pension liability adjustments	(289)	104	(185)

Other comprehensive income	2,471	173	2,644

	$ million
	2003
	Net credit/(charge)
	Pre-tax	Tax	After tax
Currency translation differences arising during the year	5,418	(360)	5,058
Net (gains)/losses realised in net income	44	—	44

Currency translation differences net	5,462	(360)	5,102

Unrealised gains/(losses) on securities arising during the year	746	(16)	730
Net (gains)/losses realised in net income	(41)	—	(41)

Unrealised gains/(losses) on securities net	705	(16)	689

Unrealised gains/(losses) on cash flow hedges arising during the year	51	(3)	48
Net (gains)/losses realised in net income	3	—	3

Unrealised gains/(losses) on cash flow hedges net	54	(3)	51

Minimum pension liability adjustments	669	(311)	358

Other comprehensive income	6,890	(690)	6,200

	$ million
	2002
	Net credit/(charge)
	Pre-		After
	tax	Tax	tax
Currency translation differences arising during the year	2,773	(303)	2,470
Net (gains)/losses realised in net income	(38)	—	(38)

Currency translation differences net	2,735	(303)	2,432

Unrealised gains/(losses) on securities arising during the year	26	10	36
Net (gains)/losses realised in net income	(12)	1	(11)

Unrealised gains/(losses) on securities net	14	11	25

Unrealised gains/(losses) on cash flow hedges arising during the year	(209)	(7)	(216)
Net (gains)/losses realised in net income	(9)	—	(9)

Unrealised gains/(losses) on cash flow hedges net	(218)	(7)	(225)

Minimum pension liability adjustments	(2,446)	971	(1,475)

Other comprehensive income	85	672	757

		2004	2003
Rates of exchange at December 31 were:	€/$	0.73	0.79
	£/$	0.52	0.56

7	Associated companies

(a)	Income

Associated companies engage in similar businesses to Group companies and play an important part in the overall operating activities of the Group. Consequently, the Group share of operating profits arising from associated companies is seen as a contribution to the total Group operating profit and is shown as such in the Statement of Income. The Group share of interest income, interest expense, currency exchange gains/ losses and taxation of associated companies has been included within those items in the Statement of Income.

A summarised Statement of Income with respect to the Group share of net income from associated companies, together with a segment analysis, is set out below:

	$ million
		2003	2002
	2004	As restated(a)	As restated(a)
Net proceeds	53,544	44,422	33,467
Cost of sales	(43,694)	(37,084)	(26,744)

Gross profit	9,850	7,338	6,723
Other operating expenses	(4,197)	(3,892)	(3,931)

Operating profit	5,653	3,446	2,792
Interest and other income	173	228	102
Interest expense	(580)	(540)	(451)
Currency exchange gains/(losses)	20	(3)	(15)

Income before taxation	5,266	3,131	2,428
Taxation	(2,065)	(1,463)	(990)

Income from continuing operations	3,201	1,668	1,438
Income from discontinued operations, net of tax	13	13	16

Net income	3,214	1,681	1,454

(a)	See Note 2.

Income by segment

	$ million
		2003	2002
	2004	As restated	As restated
Exploration & Production	1,145	800	541
Gas & Power	1,142	650	589
Oil Products	1,253	632	448
Chemicals	(7)	(169)	153
Corporate and Other	(319)	(232)	(277)

	3,214	1,681	1,454

(b)	Investments

	$ million
				2003
	2004
				As restated
	Shares	Loans	Total	Total
At January 1	16,800	2,571	19,371	17,945
New investments	681	377	1,058	983
Net asset transfers to/(from) associates, disposals and other movements	(649)	(284)	(933)	(173)
Net income	3,214	—	3,214	1,681
Dividends	(3,472)	—	(3,472)	(2,192)
Currency translation differences	455	50	505	1,127

At December 31	17,029	2,714	19,743	19,371

Net income for 2004 includes a $565 million write-down in the carrying amount of Basell (Chemicals). This impairment followed the announcement in 2004 of a review of strategic alternatives regarding this joint venture, and the carrying amount of the Group’s investment in Basell at December 31, 2004 is at expected net realisable value.

Net income for 2003 includes a $286 million write-down in the carrying amount of Basell (Chemicals) reflecting a reassessment of the outlook for the business, a $200 million write-down in the carrying amount of InterGen (Gas & Power) due to poor power market conditions, mainly in the US merchant power segment, and a $115 million write-down in the carrying amount of the Cuiaba power assets in South America (Gas & Power) in light of a reappraisal of the commercial outlook.

A summarised Statement of Assets and Liabilities with respect to the Group share of investments in associated companies is set out below:

	$ million
		2003
	2004	As restated
Fixed assets	28,665	30,892
Current assets	10,427	8,248

Total assets	39,092	39,140
Current liabilities	(7,559)	(8,745)
Long-term liabilities	(11,790)	(11,024)

Net assets	19,743	19,371

An analysis by segment is shown in Note 25.

The Group’s major investments in associated companies at December 31, 2004 comprised:

Segment Name	Group interest	Country of incorporation
Exploration & Production
Aera	52%	USA
Brunei Shell	50%	Brunei
Woodside	34%	Australia
Gas & Power
InterGen	68%	The Netherlands
Nigeria LNG	26%	Nigeria
Oman LNG	30%	Oman
Oil Products
Motiva	50%	USA
Showa Shell	40%	Japan
Chemicals
Basell	50%	The Netherlands
Saudi Petrochemical	50%	Saudi Arabia
Infinium	50%	The Netherlands

Although the Group has a 52% investment in Aera and a 68% investment in InterGen, the governing agreements and constitutive documents for these entities do not allow the Group to control these entities, as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives and, therefore, these entities have not been consolidated.

(c)	Transactions between Group companies and associated companies

Transactions between Group and associated companies mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ million
	2004	2003	2002
Charges to associated companies	14,018	18,155	10,573
Charges from associated companies	12,373	8,608	5,623

Balances outstanding at December 31, 2004 and 2003 in respect of the above transactions are shown in Notes 14 and 18.

8	Interest and other income

	$ million
		2003	2002
	2004	as reclassified(a)	as reclassified(a)
Group companies
Interest income	432	325	487
Other income	1,100	1,414	159

	1,532	1,739	646
Associated companies	173	228	102

	1,705	1,967	748

(a)	See Note 2.

Other income in 2004 includes gains from the disposal of the Group’s interest in Sinopec ($0.3 billion), and Fluxys and Distrigas ($0.5 billion). Other income in 2003 included a $1.3 billion gain from the disposal of the Group’s interest in Ruhrgas.

9	Interest expense

	$ million
		2003	2002
	2004	as reclassified(a)	as reclassified(a)
Group companies
Interest incurred	840	828	883
less interest capitalised	(206)	(44)	(43)

	634	784	840
Associated companies	580	540	451

	1,214	1,324	1,291

(a)	See Note 2.

10	Taxation

(a)	Taxation charge for the year

	$ million
		2003	2002
	2004	As restated(a)	As restated(a)
Group companies
Current tax charge	13,584	8,197	6,650
Deferred tax charge/(credit)	(513)	(311)	7

	13,071	7,886	6,657
Associated companies	2,065	1,463	990

	15,136	9,349	7,647

(a)	See Note 2.

Reconciliations of the expected tax charge of Group companies to the actual tax charge are as follows:

	$ million
		2003	2002
	2004	As restated	As restated
Expected tax charge at statutory rates	13,717	8,910	6,504
Adjustments in respect of prior years	(52)	166	(252)
Other reconciling items	(594)	(1,190)	405

Taxation charge of Group companies	13,071	7,886	6,657

The taxation charge of Group companies includes not only income taxes of general application but also income taxes at special rates levied on income from Exploration & Production activities and various additional income and other taxes to which these activities are subject.

Tax adjustments in respect of prior years relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared to those used in establishing the tax position or deferred tax balance.

Other reconciling items in 2004 mainly comprises the effects of disposals during the year that were taxed below the statutory rate.

Other reconciling items in 2003 include the effects of disposals during the year that were taxed below the statutory rate (including $534 million from the disposal of the Group’s interest in Ruhrgas), in addition to $442 million relating to the effects on deferred tax accounts of legislative changes to certain ring-fencing arrangements.

Other reconciling items in 2002 include $415 million due to the increase in the UK upstream corporate tax rate during the year.

(b)	Taxes payable

	$ million
	2004	2003
Taxes on activities of Group companies	5,606	2,148
Sales taxes, excise duties and similar levies and social law taxes	4,279	3,779

	9,885	5,927

(c)	Provision for deferred taxation

The provision for deferred taxation comprises the following tax effects of temporary differences:

	$ million
		2003
	2004	As restated
Tangible and intangible fixed assets	17,738	17,365
Pensions and similar obligations	2,653	2,118
Other items	2,568	2,649

Total deferred tax liabilities	22,959	22,132

Tax losses carried forward	(4,214)	(3,876)
Foreign tax credits(a)	(2,042)	(1,633)
US trademark(b)	(247)	(309)
Provisions
Pensions and similar obligations	(1,228)	(1,329)
Decommissioning and restoration costs	(2,191)	(1,934)
Environmental and other provisions	(455)	(334)
Tangible and intangible fixed assets	(461)	(153)
Other items	(3,266)	(3,268)

Total deferred tax assets	(14,104)	(12,836)
Asset valuation allowance	3,994	3,797

Deferred tax assets net of valuation allowance	(10,110)	(9,039)

Net deferred tax liability	12,849	13,093

Presented in the Statement of Assets and Liabilities as:
Deferred tax assets	1,995	2,092
Deferred tax liabilities	14,844	15,185

(a)	Foreign tax credits represent surplus credits arising in holding and sub-holding Group companies on income from other jurisdictions. A valuation allowance has been recorded against the substantial part of these balances in both 2004 and 2003.

(b)	Deferred tax asset created upon transfer of US trademark rights from a US wholly-owned Group company to a Netherlands wholly-owned Group company.

The Group has tax losses carried forward amounting to $12,705 million at December 31, 2004. Of these, $10,470 million can be carried forward indefinitely. The remaining $2,235 million expires in the following years:

$ million
2005	702
2006	239
2007	452
2008	70
2009-2013	404
2014-2019	368

11	Tangible and intangible fixed assets

	$ million
	2004					2003
						Total
			Other	Total	Total	Group
	Tangible(b)	Goodwill	intangibles	intangibles	Group	As restated

Cost
At January 1	181,685	4,011	2,998	7,009	188,694	163,957
Capital expenditure	12,440	3	291	294	12,734	12,252
Sales, retirements and other movements(a)	(9,345)	(44)	102	58	(9,287)	(1,770)
Currency translation differences	8,382	62	81	143	8,525	14,255

At December 31	193,162	4,032	3,472	7,504	200,666	188,694

Depreciation
At January 1	94,597	1,336	938	2,274	96,871	80,898
Depreciation, depletion and amortisation charge	11,945	—	328	328	12,273	11,711
Sales, retirements and other movements	(7,310)	(37)	(38)	(75)	(7,385)	(3,711)
Currency translation differences	4,990	42	45	87	5,077	7,973

At December 31	104,222	1,341	1,273	2,614	106,836	96,871

Net 2004	88,940	2,691	2,199	4,890	93,830

Net 2003 (as restated)	87,088	2,675	2,060	4,735		91,823

(a)	Sales, retirements and other movements in 2003 include the effect of a change in accounting policy for certain long-term agreements (see Note 3).

(b)	Tangible fixed assets at December 31, 2004 include rights and concessions of $11.1 billion (2003: $12.0 billion).

Other intangible fixed assets at December 31, 2004 include $0.8 billion (2003: $0.8 billion) in respect of Pennzoil-Quaker State trademarks acquired in 2002. The trademarks are being amortised over an estimated useful life of forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this estimate.

Tangible fixed assets at year end, capital expenditure, together with new investments in associated companies, and the depreciation, depletion and amortisation charges are shown in Note 25, classified, consistent with oil and natural gas industry practice, according to operating activities. Such a classification, rather than one according to type of asset, is given in order to permit a better comparison with other companies having similar activities.

The net balances at December 31 include:

	$ million
	2004	2003
Capitalised costs in respect of assets not yet used in operations
Unproved properties	2,844	4,576
Proved properties under development and other assets in the course of construction	13,491	12,680

	16,335	17,256

Unproved properties include capitalised exploratory well costs, for which the amounts at December 31, 2004, 2003 and 2002, and movements during 2004, 2003 and 2002 are given in the following table.

	$ million
	2004	2003	2002
At January 1	771	720	515
Additions pending determination of proved reserves	566	501	568
Amounts charged to expense	(432)	(449)	(393)
Reclassifications to productive wells on determination of proved reserves	(94)	(56)	(24)
Other movements, including acquisitions, disposals and currency translation effects	(22)	55	54

At December 31	789	771	720

There are no amounts remaining capitalised (a) in areas requiring major capital expenditure before production can begin, where neither drilling of additional exploratory wells is underway nor firmly planned for the near future, or (b) beyond 12 months in areas not requiring major capital expenditure before production can begin.

Depreciation, depletion and amortisation charges for the year are included within the following headings in the Statement of Income:

	$ million
		2003	2002
	2004	As restated(a)	As restated(a)
Cost of sales	9,876	9,702	7,312
Selling and distribution expenses	1,438	1,229	1,041
Administrative expenses	121	121	62
Exploration	684	411	80
Research and development	33	28	33

Depreciation, depletion and amortisation:
from continuing operations	12,152	11,491	8,528
from discontinued operations	121	220	211

	12,273	11,711	8,739

(a)	See Note 2.

Depreciation, depletion and amortisation charges for 2004 include $617 million (2003: $1,249 million; 2002: $191 million) relating to the impairment of tangible fixed assets, and $5 million (2003: $127 million; 2002: $6 million) relating to the impairment of intangible fixed assets. Such charges are recorded within cost of sales. The impairment charges relate to assets held for use (2004: $229 million; 2003: $1,169 million; 2002: $105 million) and to assets held for sale (2004: $393 million; 2003: $207 million; 2002: $92 million).

For 2004, the majority of the impairment charges were in Oil Products ($579 million) and were related to the deterioration in the local operating environment for certain refinery assets and writing down to expected proceeds of marketing assets held for sale.

For 2003, the impairments were incurred in Exploration & Production ($698 million, mainly due to lower production outlooks in the UK and South America), in Oil Products ($331 million, mainly due to the announced closure of the Bakersfield refinery and the impact of local economic conditions in Latin America), in Chemicals ($220 million, mainly in CS Metals, as anticipated benefits from a prototype technology did not meet performance expectations) and in Renewables ($127 million for Shell Solar following an extensive review to assess the value of the business).

For 2002, the majority of the impairment charges (in total $197 million) were in Oil Products, reflecting plans in the USA to close surplus base oil production facilities, the closure of the Pililla base oil and bitumen refinery in the Philippines and a change in outlook for liquefied petroleum gas assets in Argentina coupled with the country’s economic downturn.

Depreciation, depletion and amortisation charges for 2004 also included $570 million relating to the write-off of various exploration properties mainly in Ireland, Norway and the United Kingdom,

where new information during the year from exploratory work confirmed lower than expected volume projections (2003: $366 million, mainly in Brazil and Ireland).

12	Other long-term assets

Reflecting their non-current nature, deferred charges and prepayments due after one year and other non-current assets are presented separately as part of “Other long-term assets”. At December 31, 2004 these include $3,221 million (2003: $1,989 million) of deferred charges and prepayments (including amounts in respect of risk management activities).

13	Inventories

	$ million
	2004	2003
Inventories of oil and chemicals	14,488	11,742
Inventories of materials	903	948

	15,391	12,690

14	Accounts receivable

	$ million
	2004	2003
Trade receivables	23,626	17,523
Amounts owed by associated companies	2,619	2,094
Other receivables	3,996	3,602
Deferred charges and prepayments	7,757	5,750

	37,998	28,969

Provisions for doubtful items deducted from accounts receivable amounted to $564 million at December 31, 2004 (2003: $557 million). Deferred charges and prepayments include amounts in respect of risk management activities.

15	Securities

Investments — securities mainly comprises a portfolio of equity and debt securities required to be held long term by the Group insurance companies as security for their insurance activities, for which the fair value of $1,408 million at December 31, 2004 includes an unrealised gain of $346 million.

$125 million (2003: $125 million) of these securities are debt securities classified as held-to-maturity, with maturity falling between one and five years. The remainder are classified as available for sale, of which $688 million at December 31, 2004 (2003: $638 million) are debt securities. Of the available for sale securities, the maturities of $21 million fall within one year, $411 million fall between one year and five years, and $256 million exceed five years.

The carrying amount of securities classified as cash equivalent is $1,477 million at December 31, 2004 (2003: $107 million), all of which are debt securities classified as available for sale.

Total securities at December 31, 2004 amounting to $814 million (2003: $1,557 million) are listed on recognised stock exchanges.

During 2004 a Group company disposed of an equity investment, resulting in the reclassification of an unrealised gain of $348 million from Other comprehensive income to Net income.

16	Debt

(a)	Short-term debt

	$ million
	2004	2003
Debentures and other loans	4,661	8,181
Amounts due to banks and other credit institutions (including long-term debt due within one year)	1,108	2,737

	5,769	10,918
Capitalised lease obligations	53	109

Short-term debt	5,822	11,027
less long-term debt due within one year	(1,291)	(1,874)

Short-term debt excluding long-term debt due within one year	4,531	9,153

Short-term debt at December 31, 2003 included $1.3 billion of non-recourse debt owed by a Group company, for which a covenant had been breached in 2001. During 2004, this company was disposed of and this debt was relieved in its entirety.

Short-term debenture balances fell during the year as a consequence of the Group’s reduced need for commercial paper financing.

The following relates only to short-term debt excluding long-term debt due within one year:

	$ million
	2004	2003
Maximum amount outstanding at the end of any quarter	6,688	9,159
Average amount outstanding	6,507	8,554
Amounts due to banks and other credit institutions	812	2,657
Unused lines of short-term credit	4,023	3,916
Approximate average interest rate on:
average amount outstanding	3%	3%
amount outstanding at December 31	3%	2%

The amount outstanding at December 31, 2004 includes $3,315 million of fixed rate and $252 million of variable rate US dollar debt at an average interest rate of 2% and 9% respectively.

(b)	Long-term debt

	$ million
	2004	2003
Debentures and other loans	4,204	4,868
Amounts due to banks and other credit institutions	3,744	3,724

	7,948	8,592
Capitalised lease obligations	652	508

Long-term debt	8,600	9,100
add long-term debt due within one year	1,291	1,874

Long-term debt including long-term debt due within one year	9,891	10,974

The following relates to long-term debt including the short-term part but excluding capitalised lease obligations.

The amount at December 31, 2004 of $9,186 million (2003: $10,357 million) comprises:

		Average
	$ million	interest rate
US Dollar denominated debt
Fixed rate	4,925	6%
Variable rate	697	4%
Non-dollar denominated debt
Fixed rate	3,101	4%
Variable rate	463	5%

	9,186

The approximate weighted average interest rate in 2004 was 5% for both US dollar debt and total debt.

The aggregate maturities of long-term debts are:

$ million
2005	1,238
2006	1,884
2007	2,474
2008	530
2009	117
2010 and after	2,943

9,186

During 2004, the Medium Term Note and Commercial Paper Facilities have been increased to a total level of $30.0 billion. As at December 31, 2004, debt outstanding under central borrowing programmes, which includes these facilities, totalled $8.3 billion with the remaining indebtedness raised by Group companies with no recourse beyond the immediate borrower and/or the local assets.

In accordance with the risk management policy, Group companies have entered into interest rate swap agreements against most of the fixed rate debt. The use of interest rate swaps is further discussed in Note 29.

17	Commitments

(a)	Leasing arrangements

The future minimum lease payments under operating leases and capital leases and the present value of net minimum capital lease payments at December 31, 2004 are as follows:

	$ million
	Operating	Capital
	leases	leases
2005	1,744	105
2006	1,203	73
2007	958	67
2008	781	61
2009	709	58
2010 and after	4,460	852

Total minimum payments	9,855	1,216

less executory costs and interest		511

Present value of net minimum capital lease payments		705

The figures above for operating lease payments represent minimum commitments existing at December 31, 2004 and are not a forecast of future total rental expense.

Total rental expense for all operating leases was as follows:

	$ million
	2004	2003	2002
Minimum rentals	2,140	2,135	1,557
Contingent rentals	75	60	104
Sub-lease rentals	(198)	(198)	(300)

	2,017	1,997	1,361

(b)	Long-term purchase obligations

Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2004 is as follows:

$ million
2005	461
2006	420
2007	413
2008	385
2009	380
2010 and after	3,437

5,496

The agreements under which these unconditional purchase obligations arise relate mainly to the purchase of chemicals feedstock, utilities and to the use of pipelines.

Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $542 million in 2004 (2003: $252 million).

18	Accounts payable and accrued liabilities

	$ million
	2004	2003
Trade payables	18,716	14,110
Amounts due to associated companies	1,927	1,829
Pensions and similar obligations	286	261
Other payables	11,620	8,832
Accruals and deferred income	7,658	7,315

	40,207	32,347

Other payables include amounts in respect of risk management activities.

19	Long-term liabilities — Other

	$ million
	2004	2003
Risk management activities	1,801	439
Deferred income	1,501	1,354
Environmental liabilities	664	676
Deposits for return items	603	566
Liabilities under staff benefit plans	541	315
Advance payments received under long-term supply contracts	354	315
Redundancy liabilities	127	165
Other	2,474	2,224

	8,065	6,054

These amounts include $1,222 million at December 31, 2004 (2003: $1,305 million) which does not fall due until more than five years after the respective balance sheet dates.

20	Statements of cash flows

These statements reflect the cash flows arising from the activities of Group companies as measured in their own currencies, translated to US dollars at quarterly average rates of exchange.

Accordingly, the cash flows recorded in the Statements of Cash Flows exclude both the currency translation differences which arise as a result of translating the assets and liabilities of non-US dollar Group companies to US dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Statements of Assets and Liabilities.

	$ million
	2004
				Movements
	Movements	Movements		derived from
	derived from	arising from		Statement of
	Statement of	currency	Non-cash	Assets and
	Cash Flows	translation	movements	Liabilities
Tangible and intangible fixed assets	(2,627)	3,448	1,186	2,007
Investments	(599)	122	194	(283)
Other long-term assets	2,459	598	236	3,293
Inventories	2,731	691	(721)	2,701
Accounts receivable	8,462	1,327	(760)	9,029
Cash and cash equivalents	6,394	113	—	6,507
Short-term debt	3,701	(414)	1,335	4,622
Short-term part of long-term debt	672	(89)	—	583
Accounts payable and accrued liabilities	(7,708)	(784)	632	(7,860)
Taxes payable	(2,999)	(577)	(382)	(3,958)
Long-term debt	817	(357)	40	500
Other long-term liabilities	(1,442)	(247)	(322)	(2,011)
Deferred taxation	672	(673)	342	341
Other provisions	(148)	(471)	(1,252)	(1,871)
Minority interests	(1,257)	(109)	(528)	(1,894)
Other items	(193)	193	—	—
Dividends to Parent Companies in excess of retained earnings movements	501	(128)	—	373
Adjustment for Parent Companies’ shares and Other comprehensive income excluding currency translation differences	758	505	—	—

			—

Movement in retained earnings of Group companies (Note 5)	10,194

Movement in cumulative currency translation differences (Note 6)		3,148

Movement in net assets (Note 5)				12,079

Income taxes paid by Group companies totalled $11.6 billion in 2004 (2003: $8.6 billion; 2002: $6.7 billion). Interest paid by Group companies was $0.9 billion in 2004 (2003: $0.9 billion; 2002: $1.0 billion).

The main non-cash movements relate to the impact on the Statements of Assets and Liabilities of divestments, particularly of the Group’s interest in Rayong Refinery which held $1.3 billion of short-term debt. There was also a review of the estimated provision for decommissioning and restoration costs during 2004 based on current experience and techniques which resulted in an increase of approximately $1.1 billion in both the provision and the corresponding tangible fixed assets.

21	Employee retirement plans and other post retirement benefits

Retirement plans are provided for permanent employees of all major Group companies. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average final remuneration. The principal plans in the Group use a December 31 measurement date.

Some Group companies have established unfunded defined benefit plans to provide certain postretirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

The Group has accounted for the impact of the United States Medicare Prescription Drug, Improvement and Modernization (“Medicare”) Act of 2003, with effect from January 1, 2004. The impact was a $300 million reduction in the accumulated postretirement benefit obligation at January 1, 2004 and a $52 million reduction in postretirement benefit cost for 2004. There was no reduction to accumulated postretirement benefit obligations of $159 million at January 1, 2004, for certain separately administered retiree benefit plans which must be analysed under final government regulations. The first subsidies arising from the Medicare Act are expected to be received in 2006.

	$ million
			Other benefits

	Pension benefits		2004			2003

	2004	2003	USA	Other	Total	USA	Other	Total
Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	46,476	39,109	2,520	512	3,032	2,068	377	2,445
Increase in present value of the obligation for benefits based on employee service during the year	1,086	991	35	16	51	37	15	52
Interest on the obligation for benefits in respect of employee service in previous years	2,529	2,333	139	28	167	141	24	165
Benefit payments made	(2,350)	(2,034)	(119)	(28)	(147)	(95)	(25)	(120)
Currency translation effects	3,461	5,333	—	40	40	—	78	78
Other components(a)	3,620	744	(66)	43	(23)	369	43	412

Obligations for benefits based on employee service to date at December 31	54,822	46,476	2,509	611	3,120	2,520	512	3,032

Change in plan assets
Plan assets held in trust at fair value at January 1	43,960	33,035
Actual return on plan assets	5,262	6,598
Employer contributions	1,562	1,275
Plan participants’ contributions	56	40
Benefit payments made	(2,350)	(2,034)
Currency translation effects	3,367	4,911
Other components(a)	17	135

Plan assets held in trust at fair value at December 31	51,874	43,960

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(2,948)	(2,516)	(2,509)	(611)	(3,120)	(2,520)	(512)	(3,032)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs	3	5
Unrecognised net (gains)/losses since adoption	9,888	7,295	727	186	913	876	149	1,025
Unrecognised prior service cost/(credit)	1,185	1,258	(34)	2	(32)	(82)	—	(82)

Net amount recognised	8,128	6,042	(1,816)	(423)	(2,239)	(1,726)	(363)	(2,089)

Amounts recognised in the Statement of Assets and Liabilities:
Intangible assets	353	326
Prepaid benefit costs	8,278	6,516
Accrued benefit liabilities:
Short-term	(213)	(182)	(40)	(33)	(73)	(51)	(28)	(79)
Long-term	(2,878)	(2,917)	(1,776)	(390)	(2,166)	(1,675)	(335)	(2,010)

	5,540	3,743	(1,816)	(423)	(2,239)	(1,726)	(363)	(2,089)
Amount recognised in Parent Companies’ interest in Group net assets:
Accumulated other comprehensive income	2,588	2,299

Net amount recognised	8,128	6,042	(1,816)	(423)	(2,239)	(1,726)	(363)	(2,089)

(a)	Other components comprise mainly the effect of changes in actuarial assumptions, most notably the discount rate and in 2004 the impact of accounting for the US Medicare Act on the accumulated postretirement benefit obligation at January 1.

Additional information on pension benefits

	$ million
	2004	2003
Obligation for pension benefits in respect of unfunded plans	2,032	2,155
Accumulated benefit obligation	48,654	41,865
For employee retirement plans with projected benefit obligation in excess of plan assets, the respective amounts are:
Projected benefit obligation	36,246	30,291
Plan assets	33,646	28,176
For employee retirement plans with accumulated benefit obligation in excess of plan assets, the respective amounts are:
Accumulated benefit obligation	11,844	10,452
Plan assets	10,734	9,356

Employer contributions to defined benefit pension plans during 2005 are estimated to be $1.4 billion. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	$ million
		Other benefits
	Pension
	benefits	USA	Other	Total
2005	2,584	132	32	164
2006	2,664	135	33	168
2007	2,738	147	33	180
2008	2,829	157	34	191
2009	2,908	165	35	200
2010-2014	15,759	905	178	1,083

Benefit costs for the year comprise:

	$ million
				Other benefits

	Pension benefits			2004			2003			2002

	2004	2003	2002	USA	Other	Total	USA	Other	Total	USA	Other	Total
Service cost	1,086	991	899	35	16	51	37	15	52	32	7	39
Interest cost	2,529	2,333	2,001	139	28	167	141	24	165	111	21	132
Expected return on plan assets	(3,894)	(3,547)	(3,339)
Other components	317	303	(100)	41	8	49	66	4	70	76	7	83

Cost of defined benefit plans	38	80	(539)	215	52	267	244	43	287	219	35	254
Payments to defined contribution plans	221	171	84

	259	251	(455)	215	52	267	244	43	287	219	35	254

Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. Expected rates of return on plan assets are calculated using a common assumption-setting process based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to each plan’s actual asset mix. The weighted averages applicable for the principal plans in the Group are:

				Other benefits

	Pension benefits			2004		2003		2002

	2004	2003	2002	USA	Other	USA	Other	USA	Other
Assumptions used to determine benefit obligations at December 31
Discount rate	5.1%	5.6%	5.9%	5.8%	5.0%	6.0%	5.6%	6.5%	5.6%
Projected rate of remuneration growth	3.8%	3.9%	4.0%
Assumptions used to determine benefit costs for year ended December 31
Discount rate	5.6%	5.9%	6.0%	6.0%	5.6%	6.5%	5.6%	7.0%	6.0%
Expected rate of return on plan assets	7.6%	7.9%	8.0%
Projected rate of remuneration growth	3.9%	4.0%	4.0%
Healthcare cost trend rates
Healthcare cost trend rate in year after reporting year				10.0%	3.7%	10.0%	3.9%	7.8%	4.6%
Ultimate healthcare cost trend rate				5.0%	2.9%	5.0%	2.9%	5.0%	2.9%
Year ultimate healthcare cost trend rate is applicable				2012	2007	2011	2006	2010	2004

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) annual postretirement benefit cost by approximately $35 million/($25 million) and the accumulated postretirement benefit obligation by approximately $456 million/($374 million).

Weighted-average plan asset allocations by asset category and the target allocation for December 31, 2004 for the principal pension plans in the Group are:

		Percentage of
	Target	plan assets at
	allocation	December 31
	2004	2004	2003
Equity securities	72%	73%	73%
Debt securities	23%	21%	22%
Real estate	2%	2%	2%
Other	3%	4%	3%

Total	100%	100%	100%

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset-liability modelling approach to determine the asset mix which best meets the objectives of optimising investment return and maintaining adequate funding levels.
22    Employee emoluments and numbers

(a)	Emoluments

	$ million
	2004	2003	2002
Remuneration	8,125	7,477	6,096
Social law taxes	695	660	518
Pensions and similar obligations (Note 21)	526	538	(201)

	9,346	8,675	6,413

(b)	Average numbers

	2004	2003	2002
	thousands	thousands	thousands
Exploration & Production	17	17	17
Gas & Power	2	2	2
Oil Products	78	82	75
Chemicals	8	9	9
Corporate and Other	9	9	8

	114	119	111

(c)	Year-end numbers

	2004	2003	2002
	thousands	thousands	thousands
Exploration & Production	17	17	17
Gas & Power	2	2	2
Oil Products	76	82	80
Chemicals	8	9	9
Corporate and Other	9	9	8

	112	119	116

In addition to remuneration above, there were charges for redundancy of $526 million in 2004 (2003: $291 million; 2002: $215 million).

The charges relate to 4,000 employees in 2004 (mainly in the Oil Products segment, primarily due to portfolio restructuring, and in the Corporate and Other segment due to restructuring in information and technology), 2,000 employees in 2003 (mainly in the Exploration & Production and Oil Products segments) and 2,600 employees in 2002 (mainly in the Exploration & Production and Oil Products segments). The liabilities for redundancies at December 31, 2004 and 2003, and movements during 2004 and 2003 are given in the following table.

	$ million
	2004	2003
At January 1	494	395
Charges	526	291
Payments	(394)	(245)
Other movements and currency translation effects	(29)	53

At December 31	597	494

23	Stock-based compensation plans and Parent Companies’ shares held by Group companies

Stock-based compensation plans

Certain Group companies have in place various stock-based plans for senior staff and other employees of those and other Group companies. Details of the principal plans are given below.

The Group Stock Option Plans offer eligible employees options over Royal Dutch ordinary shares (Royal Dutch shares) or Shell Transport Ordinary shares (Shell Transport shares) at a price not less than the fair market value of the shares at the date the options were granted. The options are exercisable three years from grant, except for those granted under the US plans, which vest a third per year for three years. The options lapse ten years after grant, however leaving Group employment may cause options to lapse earlier. For Group Managing Directors and the most senior executives, 100% of the options granted in 2003 (and in subsequent years) are subject to performance conditions.

Under the Restricted Stock Plan, grants are made on a highly selective basis to senior staff. A maximum of 250,000 Royal Dutch shares (or equivalent value in Shell Transport shares) can be granted under the plan in any year. Shares are granted subject to a three-year restriction period and the number of shares awarded is based on the share price at the start of the restricted period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period.

The following table shows for 2003 and 2004, in respect of option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year, together with their weighted average exercise price translated at the respective year-end exchange rates:

					Shell Canada
	Royal Dutch shares		Shell Transport shares		common shares(a)
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	(thousands)	($)	(thousands)	($)	(thousands)	($)
Under option at January 1, 2003	33,381	59.86	101,447	8.26	4,777	21.71
Granted	15,643	45.13	41,893	6.74	1,674	35.65
Exercised	—	—	(192)	6.47	(505)	22.88
Expired	(1,003)	64.03	(2,813)	8.92	(73)	26.03

Under option at December 31, 2003(b)	48,021	60.09	140,335	8.44	5,873	29.43

Granted	14,816	52.42	42,998	7.47	1,697	45.99
Exercised	(495)	47.20	(1,341)	7.10	(1,175)	22.73
Expired	(1,644)	68.14	(6,033)	9.69	(285)	25.85

Under option at December 31, 2004(b)	60,698	60.56	175,959	8.73	6,110	37.17

(a)	Unissued.

(b)	The underlying weighted average exercise prices for Royal Dutch and Shell Transport shares under option at December 31, 2004 were €44.42 (2003: €47.64) and £4.53 (2003: £4.73) respectively.

The following tables provide further information about the options outstanding at December 31, 2004:

				Royal Dutch shares
	Options outstanding

		Weighted		Options exercisable
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)
$40 to $45	6,541	8.2	42.25	2,027	42.24
$45 to $50	7,096	9.1	48.65	223	45.71
$50 to $55	19,118	7.4	52.72	6,241	53.49
$55 to $60	8,354	7.6	56.30	2,353	56.21
$60 to $65	3,759	6.2	60.77	3,759	60.77
$65 to $70	773	2.3	66.70	773	66.70
$75 to $80	149	6.8	76.94	149	76.94
$80 to $85	9,503	6.3	82.92	1,959	81.34
$85 to $90	2,124	5.4	85.36	2,124	85.36
$90 to $95	79	5.2	94.11	79	94.11
$95 to $100	3,202	6.2	96.21	3,202	96.21

$40 to $100	60,698	7.3	60.56	22,889	65.95

				Shell Transport shares
	Options outstanding

		Weighted		Options exercisable
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
	Number	life	price	Number	price
Range of exercise prices	(thousands)	(years)	($)	(thousands)	($)
$7 to $8	93,250	7.8	7.36	9,847	7.00
$8 to $9	6,937	3.3	8.45	6,137	8.47
$9 to $10	11,694	4.4	9.74	11,694	9.74
$10 to $11	51,761	6.3	10.29	14,110	10.64
$11 to $12	12,317	6.0	11.80	12,317	11.80

$7 to $12	175,959	6.8	8.73	54,105	9.80

In the UK, The Shell Petroleum Company Limited and Shell Petroleum N.V. each operate a savings-related stock option scheme, under which options are granted over shares of Shell Transport at prices not less than the market value on a date not more than 30 days before the date of the grant of option and are normally exercisable after completion of a three-year or five-year contractual savings period. The following table shows for 2003 and 2004, in respect of these plans, the number of Shell Transport shares under option at the beginning of the year, the number of options granted, exercised and expired during the year and the number of shares under option at the end of the year:

	2004	2003
	Thousands
Under option at January 1	15,089	18,680
Granted	—	4,975
Exercised	(1,924)	(707)
Expired	(2,634)	(7,859)

Under option at December 31	10,531	15,089

Certain Group companies have incentive compensation plans containing stock appreciation rights linked to the value of Royal Dutch shares. During 2004 1,375,989 of these stock appreciation rights were exercised and 21,833 forfeited, leaving a balance of 7,484,779 at December 31, 2004 (2003: 8,882,601).

In 2001, the Global Employee Share Purchase Plan was implemented giving eligible employees the opportunity to buy Royal Dutch or Shell Transport shares, with 15% added after a specified holding period. At December 31, 2004 16,024 (2003: 4,754) Royal Dutch shares and 25,881 (2003: 19,742) Shell Transport shares were held by Group companies in connection with the Global Employee Share Purchase Plan.

Effects on Group net income and Earnings per share under the fair value method

A comparison of the Group’s net income and Earnings per share for both Royal Dutch and Shell Transport as reported under the intrinsic value method and on a pro forma basis calculated as if the fair value of options and share purchase rights granted would have been considered as compensation expense is as follows:

	2004		2003		2002

	As		As		As
	reported	Pro forma	restated	Pro forma	restated	Pro forma
Group net income ($ million)	18,183	17,938	12,313	12,036	9,656	9,453
Basic earnings per share attributable to Royal Dutch ($)	5.39	5.32	3.63	3.55	2.82	2.76
Diluted earnings per share attributable to Royal Dutch ($)	5.39	5.31	3.63	3.55	2.81	2.76
Basic earnings per ADR attributable to Shell Transport ($)	4.60	4.54	3.10	3.03	2.41	2.36
Diluted earnings per ADR attributable to Shell Transport ($)	4.60	4.54	3.10	3.03	2.41	2.36

The fair value of the Group’s 2004 option grants was estimated using a Black-Scholes option pricing model and the following assumptions for US dollar, euro and sterling denominated options respectively: risk-free interest rates of 3.5%, 3.1% and 4.9%; dividend yield of 4.1%, 4.5% and 4.0%; volatility of 28.2%, 30.3% and 31.7% and expected lives of five to seven years.

Parent Companies’ shares held by Group companies

Group companies purchase shares of the Parent Companies in the open market with the purpose of covering their future obligations arising from the stock options granted to their employees and employees of other Group companies. At December 31, 2004, 52.7 million Royal Dutch shares (2003: 41.1 million) and 183.9 million Shell Transport shares (2003: 147.9 million) were held by Group companies.

In connection with other incentive compensation plans linked to the appreciation in value of Royal Dutch and of Shell Transport shares, 9.2 million Royal Dutch shares and 0.4 million Shell Transport shares were held by Group companies at December 31, 2004 and 2003. In addition, 33,600 shares of Royal Dutch were held by Group companies at December 31, 2004 and 2003.

The carrying amount of these and all Parent Company shares held in connection with the stock-based compensation plans at December 31, 2004 was $4,187 million (2003: $3,428 million).

24	Decommissioning and restoration costs

						$ million
	2004			2003

	Short-term	Long-term	Total	Short-term	Long-term	Total
At January 1	89	3,955	4,044	71	3,528	3,599
Cumulative effect of change in accounting policy(a)	—	—	—	108	(102)	6
Liabilities incurred	6	291	297	—	174	174
Liabilities settled	(77)	(18)	(95)	(106)	(37)	(143)
Accretion expense	—	284	284	—	49	49
Reclassifications and other movements	160	912	1,072	12	12	24
Currency translation differences	7	285	292	4	331	335

At December 31	185	5,709	5,894	89	3,955	4,044

(a)	US accounting standard FAS 143 (Asset Retirement Obligations) was effective from the beginning of 2003 (see Note 3).

A review of the estimated provision for decommissioning and restoration costs was performed during 2004 based on current experience and techniques. This resulted in an increase of $1.1 billion in both the provision and corresponding tangible fixed assets, reported within other movements.

For the purposes of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $9.8 billion at December 31, 2004 (2003: $7.5 billion) were used. Such estimates are subject to various regulatory and technological developments.

25	Information by geographical area and by industry segment

(a)	Geographical area

	$ million
			2003		2002
	2004		As restated(a)		As restated(a)

	Net	Fixed	Net	Fixed	Net	Fixed
	proceeds	assets	proceeds	assets	proceeds	assets
Europe	94,904	37,930	70,375	37,686	62,575	36,516
Other Eastern Hemisphere	49,482	36,977	37,482	33,530	32,406	28,492
USA	102,877	27,580	75,109	30,343	54,677	27,266
Other Western Hemisphere	17,927	13,834	15,396	13,038	13,795	11,869

Total Group	265,190	116,321	198,362	114,597	163,453	104,143

(a)	As a consequence of the separate reporting of income from discontinued operations (see Note 4), information for comparative periods has been reclassified where necessary:

(b)	Industry segment

	$ million
	2004
	Total	Exploration	Gas &	Oil		Corporate
	Group	& Production	Power	Products	Chemicals	and Other
Sales
third parties	265,190	20,643	9,604	207,006	26,877	1,060
inter-segment		19,001	1,210	11,924	2,620	11

Net proceeds		39,644	10,814	218,930	29,497	1,071

Operating profit/(loss)
Group companies	26,280	18,386	331	7,152	1,245	(834)
Group share of associated companies	5,653	2,438	1,384	1,749	94	(12)

	31,933	20,824	1,715	8,901	1,339	(846)
Interest and other income	1,705	244	768	90	1	602
Interest expense	(1,214)					(1,214)
Currency exchange gains/(losses)	(39)	(78)	15	(19)	(16)	59
Taxation	(15,136)	(12,033)	(429)	(2,691)	(394)	411
Income applicable to minority interests	(626)

Income from continuing operations	16,623	8,957	2,069	6,281	930	(988)
Income from discontinued operations, net of tax (b)	1,560	358	86	1,256	—	(52)

Net income	18,183	9,315	2,155	7,537	930	(1,040)

Total assets at December 31	192,811	68,199	23,214	71,447	18,330	11,621
Total liabilities at December 31	(102,926)	(44,602)	(15,897)	(44,509)	(8,062)	10,144
Tangible fixed assets at December 31
Cost	193,162	115,404	8,028	53,773	14,561	1,396
Accumulated depreciation	(104,222)	(63,411)	(1,107)	(30,689)	(8,381)	(634)
Goodwill at December 31	2,691	—	184	2,470	23	14
Investments in associated companies at December 31	19,743	4,762	4,312	6,206	4,139	324
Capital expenditure and new investments in associated companies	13,792	8,745	1,633	2,466	705	243
Depreciation, depletion and amortisation charge from continuing operations
Impairment	622	7	—	580	29	6
Other	11,530	8,132	263	2,476	515	144

						$ million
	2003 (as restated)(a)
	Total	Exploration	Gas &	Oil		Corporate
	Group	& Production	Power	Products	Chemicals	and Other
Sales
third parties	198,362	12,224	7,377	159,075	18,843	843
inter-segment		20,244	850	3,416	1,974	29

Net proceeds		32,468	8,227	162,491	20,817	872

Operating profit/(loss)
Group companies	17,877	14,968	510	3,175	(112)	(664)
Group share of associated companies	3,446	1,857	871	910	(165)	(27)

	21,323	16,825	1,381	4,085	(277)	(691)
Interest and other income	1,967	88	1,366	(39)	(29)	581
Interest expense	(1,324)					(1,324)
Currency exchange gains/(losses)	(231)	(16)	(23)	(23)	(14)	(155)
Taxation	(9,349)	(8,307)	(454)	(1,202)	111	503
Income applicable to minority interests	(353)

Income from continuing operations	12,033	8,590	2,270	2,821	(209)	(1,086)
Income from discontinued operations, net of tax (b)	25	78	19	39	—	(98)
Cumulative effect of change in accounting principle, net of tax	255	255	—	—	—	—

Net income	12,313	8,923	2,289	2,860	(209)	(1,184)

Total assets at December 31	169,557	63,641	19,212	64,725	15,297	6,682
Total liabilities at December 31	(93,645)	(47,866)	(13,277)	(42,549)	(7,888)	17,935
Tangible fixed assets at December 31
Cost	181,685	105,540	6,934	53,556	14,028	1,627
Accumulated depreciation	(94,597)	(56,265)	(985)	(28,784)	(7,851)	(712)
Goodwill at December 31	2,675	—	184	2,455	23	13
Investments in associated companies at December 31	19,371	4,108	4,924	5,965	4,017	357
Capital expenditure and new investments in associated companies	13,235	8,278	1,511	2,405	599	442
Depreciation, depletion and amortisation charge from continuing operations
Impairment	1,288	679	—	262	220	127
Other	10,203	7,048	116	2,455	458	126

(a)	See Note 2.

(b)	$88 million of income applicable to minority interests is deducted in arriving at income from discontinued operations for the Group in 2004 (2003: $13 million).

	$ million
	2002 (as restated)(a)
	Total	Exploration	Gas &	Oil		Corporate
	Group	& Production	Power	Products	Chemicals	and Other
Sales
third parties	163,453	11,640	4,254	132,681	14,125	753
inter-segment		14,680	620	3,080	1,082	17

Net proceeds		26,320	4,874	135,761	15,207	770

Operating profit/(loss)
Group companies	15,067	11,976	89	3,009	438	(445)
Group share of associated companies	2,792	1,316	729	554	213	(20)

	17,859	13,292	818	3,563	651	(465)
Interest and other income	748	98	118	10	3	519
Interest expense	(1,291)					(1,291)
Currency exchange gains/(losses)	(25)	(25)	6	(67)	(16)	77
Taxation	(7,647)	(6,724)	(195)	(1,021)	(73)	366
Income applicable to minority interests	(175)

Income from continuing operations	9,469	6,641	747	2,485	565	(794)
Income from discontinued operations, net of tax	187	85	27	142	—	(67)

Net income	9,656	6,726	774	2,627	565	(861)

Total assets at December 31	153,131	56,988	16,057	60,549	14,172	5,365
Total liabilities at December 31(b)	(89,287)	(45,191)	(12,223)	(41,826)	(7,903)	17,856
Tangible fixed assets at December 31
Cost	157,499	93,333	2,843	47,689	12,010	1,624
Accumulated depreciation	(79,136)	(47,076)	(763)	(23,926)	(6,711)	(660)
Goodwill at December 31	2,324	—	184	1,989	22	129
Investments in associated companies at December 31	17,945	3,591	4,679	5,344	4,154	177
Capital expenditure, acquisitions and new investments in associated companies	23,651	13,154	953	7,968	998	578
Depreciation, depletion and amortisation charge from continuing operations
Impairment	188	33	4	102	29	20
Other	8,340	5,603	112	2,160	372	93
As a consequence of the separate reporting of income from discontinued operations (see Note 4), information for comparative periods has been reclassified where necessary.

(a)	See Note 2.

(b)	Deferred taxation as at December 31, 2002 is included on a net liability basis, rather than as separate deferred taxation assets and liabilities as in 2004 and 2003.

26	Oil and gas exploration and production activities

(a)	Capitalised costs

The aggregate amount of tangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million
			2003		2002
	2004		As restated		As restated
Cost
Proved properties	104,479	[a]	94,069	(a)	83,964
Unproved properties	4,281		5,400		4,768
Support equipment and facilities	3,266		3,128		2,352

	112,026		102,597		91,084

Depreciation
Proved properties	60,101	(a)	53,867	(a)	45,525
Unproved properties	1,437		824		325
Support equipment and facilities	1,582		1,443		1,224

	63,120		56,134		47,074

Net capitalised costs	48,906		46,463		44,010

Oil sands: net capitalised costs	3,087		2,811		2,246

(a)	Includes capitalised asset retirement costs.
The Group share of associated companies’ net capitalised costs was $3,958 million at December 31, 2004 (2003: $3,772 million; 2002: $3,173 million).
(b)    Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table overleaf. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

$ million
	2004
					Western
	Eastern Hemisphere				Hemisphere

				Middle East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS(a)	USA	Other	Total
Acquisition of properties
Proved	—	—	—	192	17	(1)	208
Unproved	(3)	46	(3)	7	19	44	110
Exploration	152	196	141	127	418	214	1,248
Development(b)
Excluding oil sands	2,404	1,831	363	2,645	867	362	8,472
Oil sands						132	132

$ million
	2003
					Western
	Eastern Hemisphere				Hemisphere

				Middle East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS(a)	USA	Other	Total
Acquisition of properties
Proved	6	8	177	194	—	—	385
Unproved	—	209	3	273	17	8	510
Exploration	187	163	139	273	342	155	1,259
Development(b)
Excluding oil sands	2,776	1,660	311	1,251	1,599	588	8,185
Oil sands						88	88

$ million
	2002
					Western
	Eastern Hemisphere				Hemisphere

				Middle East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total
Acquisition of properties
Proved	3,776	—	—	122	565	801	5,264
Unproved	1,693	53	—	3	368	412	2,529
Exploration	217	279	115	170	328	182	1,291
Development
Excluding oil sands	1,605	1,370	442	685	1,465	407	5,974
Oil sands						931	931

(a)	These amounts do not include Sakhalin II project costs in 2004 of $869 million (2003: $384 million) reported in the Gas & Power segment.

(b)	Includes capitalised asset retirement costs.
The Group share of associated companies’ cost incurred was $415 million in 2004 (2003: $417 million; 2002: $551 million).

(c)	Earnings

Earnings of Group companies from exploration and production activities are given in the table below. For the purpose of this note, certain purchases of traded product are netted into sales.

$ million
	2004
					Western
	Eastern Hemisphere				Hemisphere

				Middle East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total
Sales:
Third parties	5,856	137	1,045	1,806	2,092	1,277	12,213
Intra-group	7,223	5,616	1,517	4,616	4,755	1,187	24,914

Net proceeds	13,079	5,753	2,562	6,422	6,847	2,464	37,127
Production costs(b)	(1,895)	(1,548)	(537)	(1,687)	(779)	(518)	(6,964)
Exploration expense	(201)	(157)	(139)	(101)	(364)	(209)	(1,171)
Depreciation, depletion and amortisation	(3,764)	(700)	(566)	(799)	(1,622)	(811)	(8,262)
Other income/(costs)	(1,308)	(353)	280	(517)	(340)	(334)	(2,572)

Earnings before taxation	5,911	2,995	1,600	3,318	3,742	592	18,158
Taxation	(3,559)	(2,448)	(350)	(2,795)	(1,298)	(186)	(10,636)

Earnings from continuing operations	2,352	547	1,250	523	2,444	406	7,522
Earnings from discontinued operations, net of tax	—	144	109	105	—	—	358

Earnings from operations	2,352	691	1,359	628	2,444	406	7,880

Earnings from oil sands						290	290

$ million
	2003 (as restated)(a)
					Western
	Eastern Hemisphere				Hemisphere

				Middle East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total
Sales:
Third parties	5,386	129	808	1,640	1,903	1,115	10,981
Intra-group	5,873	3,888	1,179	3,713	4,480	713	19,846

Net proceeds	11,259	4,017	1,987	5,353	6,383	1,828	30,827
Production costs(b)	(1,886)	(1,087)	(419)	(1,408)	(603)	(366)	(5,769)
Exploration expense	(229)	(235)	(112)	(121)	(275)	(144)	(1,116)
Depreciation, depletion and amortisation	(3,723)	(462)	(539)	(585)	(1,667)	(681)	(7,657)
Other income/(costs)	(512)	(187)	238	(443)	30	(240)	(1,114)

Earnings before taxation	4,909	2,046	1,155	2,796	3,868	397	15,171
Taxation	(1,686)	(1,437)	(217)	(2,239)	(1,497)	(204)	(7,280)

Earnings from continuing operations	3,223	609	938	557	2,371	193	7,891
Earnings from discontinued operations, net of tax	—	(16)	68	26	—	—	78

Earnings from operations	3,223	593	1,006	583	2,371	193	7,969

Earnings from oil sands						(101)	(101)

$ million
	2002 (as restated)(a)
					Western
	Eastern Hemisphere				Hemisphere

				Middle East,
			Asia	Russia,
	Europe	Africa	Pacific	CIS	USA	Other	Total
Sales:
Third parties	5,472	73	763	1,772	1,997	892	10,969
Intra-group	4,572	2,538	1,186	3,087	2,863	433	14,679

Net proceeds	10,044	2,611	1,949	4,859	4,860	1,325	25,648
Production costs(b)	(1,826)	(754)	(420)	(1,275)	(589)	(298)	(5,162)
Exploration expense	(177)	(204)	(58)	(81)	(249)	(208)	(977)
Depreciation, depletion and amortisation	(2,469)	(458)	(572)	(777)	(1,461)	(265)	(6,002)
Other income/(costs)	(428)	(97)	160	(654)	(221)	(219)	(1,459)

Earnings before taxation	5,144	1,098	1,059	2,072	2,340	335	12,048
Taxation	(2,340)	(789)	(294)	(1,638)	(791)	(93)	(5,945)

Earnings from continuing operations	2,804	309	765	434	1,549	242	6,103
Earnings from discontinued operations, net of tax	—	(15)	70	30	—	—	85

Earnings from operations	2,804	294	835	464	1,549	242	6,188

Earnings from oil sands						(3)	(3)

(a)	As a consequence of the separate reporting of income from discontinued operations (see Note 4), information for comparative periods has been reclassified where necessary. Certain other amounts have been reclassified for comparative purposes. Also see Note 2.

(b)	Includes certain royalties paid in cash amounting to $2,019 million in 2004 (2003: $1,700 million; 2002: $1,449 million).
The Group share of associated companies’ earnings was $1,145 million in 2004 (2003: $800 million; 2002: $541 million) mainly in the USA $603 million (2003: $424 million; 2002: $330 million) and Asia Pacific $522 million (2003: $353 million; 2002: $170 million).

27	Auditors’ remuneration

Remuneration of KPMG and PricewaterhouseCoopers

$ million
			2002
	2004	2003	As restated
Audit fees	42	32	27
Audit-related fees(a)	13	11	17
Tax fees(b)	9	7	6
Fees for all other non-audit services	6	6	12

(a)	Fees for audit-related services such as employee benefit plan audits, due diligence assistance, assurance of non-financial data, operational audits, training services and special investigations.

(b)	Fees for tax compliance, tax advice and tax planning services.

28	Contingencies and litigation

Contingent liabilities of Group companies arising from guarantees related to commitments of non-consolidated entities amounted to $2.9 billion at December 31, 2004 (2003: $3.4 billion). An analysis of the guarantees outstanding at December 31, 2004 is given in the following table:

$ billion
In respect of debt	1.7
In respect of customs duties	0.5
Other	0.7

2.9

The $1.7 billion of guarantees in respect of debt relate to project finance. Guarantees in respect of customs duties mainly relate to a cross guarantee, renewable annually, for amounts payable by industry participants in a western European country.

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31, 2004, there were approximately 66 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the financial statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management of the Group considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below.

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and the courts have yet to rule upon motions on substantive legal issues. Consequently, management of the Group does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages claimed, if any; the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards, and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2004 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per US dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. and in Venezuela. SOC does not have any assets in Nicaragua. In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. This district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States. Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia but have not been accepted. As of December 31, 2004, five additional Nicaraguan judgments had been entered in the collective amount of approximately $226.5 million in favor of 240 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated (including a suit seeking more than $3 billion). It is the opinion of management of the Group that the above judgments are unenforceable in a U.S. court, as a matter of law, for the reasons set out in SOC’s declaratory judgment action described above. No financial provisions have been established for these judgments or related claims.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Financial provisions have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Group that exposure from this other polybutylene litigation pending as of December 31, 2004, is not material. Management of the Group cannot currently predict when or how all polybutylene matters will be finally resolved.

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’

motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the boards of directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Group companies and fully included in the Income Statement of the Group. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

29	Financial instruments

Group companies, in the normal course of business, use various types of financial instruments which expose the Group to market or credit risk. Group companies have procedures and policies in place to limit the amount of credit exposure to any counterparty or market. These procedures and the broad geographical spread of Group companies’ activities limit the Group’s exposure to concentrations of credit or market risk.

Some Group companies enter into derivatives such as interest rate swaps/ forward rate agreements to manage interest rate exposure. The financing of most Operating Companies is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Foreign exchange derivatives, such as forward exchange contracts and currency swaps/ options, are used by some Group companies to manage foreign exchange risk. Commodity swaps, options and futures are used to manage price and timing risks mainly involving crude oil, natural gas and oil products.

The contract/notional amount, together with the estimated fair value (carrying amount) of derivatives held by Group companies at December 31 is as follows:

	$ million
	2004		2003

	Contract/		Contract/
	notional	Estimated	notional	Estimated
	amount	fair value	amount	fair value
Interest rate swaps/forward rate agreements	4,307	70	4,322	121
Forward exchange contracts and currency swaps/options	18,830	53	18,874	165
Commodity swaps, options and futures	101,021	81	65,800	61

	124,158	204	88,996	347

The contract/national amounts of commodity swaps, options and futures have increased during the year as a consequence of rising crude oil and natural gas prices.

Other financial instruments in the Statement of Assets and Liabilities include fixed assets: investments — securities, trade receivables, short-term securities, cash and cash equivalents, short and long-term debt, and assets and liabilities in respect of risk management activities. The estimated fair values of these instruments approximate their carrying amounts.

30	Division of Group net assets between the Parent Companies and movements therein

The division of Group net assets and movements therein, including Group net income in accordance with Note 1, is as follows:

	$ million
		Royal	Shell
	Total	Dutch (60%)	Transport (40%)
	As restated	As restated	As restated
At January 1, 2002	56,142	33,685	22,457
Movements during the year 2002:
Group net income	9,656	5,794	3,862
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,221	2,533	1,688
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 6)	757	455	302

At December 31, 2002	60,276	36,166	24,110

Movements during the year 2003:
Group net income	12,313	7,387	4,926
less: distributions to Parent Companies	(5,660)	(3,396)	(2,264)

Undistributed net income	6,653	3,991	2,662
Loss on sale of Parent Companies’ shares	(1)	(1)	—
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	(378)	(253)
Other comprehensive income (see Note 6)	6,200	3,720	2,480

At December 31, 2003	72,497	43,498	28,999

Movements during the year 2004:
Group net income	18,183	10,910	7,273
less: distributions to Parent Companies	(7,989)	(4,793)	(3,196)

Undistributed net income	10,194	6,117	4,077
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(759)	(455)	(304)
Other comprehensive income (see Note 6)	2,644	1,586	1,058

At December 31, 2004	84,576	50,746	33,830

The above table is based on the Group’s US GAAP results. See Note 33 for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net income and net assets. Note 38 shows the division of Group net assets and movements therein under Netherlands GAAP.

Reconciliation of Division of Group net assets between the Parent Companies and movements therein to previously issued Financial Statements

	$ million
	Total			Royal Dutch (60%)			Shell Transport (40%)

		Second			Second			Second
	As previously	Reserves		As previously	Reserves		As previously	Reserves
	restated(a)	Restatement	As restated	restated(a)	Restatement	As restated	restated(a)	Restatement	As restated
At January 1, 2002	56,244	(102)	56,142	33,746	(61)	33,685	22,498	(41)	22,457
Movements during the year 2002:
Group net income	9,722	(66)	9,656	5,833	(39)	5,794	3,889	(27)	3,862
less: distributions to Parent Companies	(5,435)	—	(5,435)	(3,261)	—	(3,261)	(2,174)	—	(2,174)

Undistributed net income	4,287	(66)	4,221	2,572	(39)	2,533	1,715	(27)	1,688
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	—	(844)	(507)	—	(507)	(337)	—	(337)
Other comprehensive income (see Note 6)	757	—	757	455	—	455	302	—	302

At December 31, 2002	60,444	(168)	60,276	36,266	(100)	36,166	24,178	(68)	24,110

Movements during the year 2003:
Group net income	12,496	(183)	12,313	7,498	(111)	7,387	4,998	(72)	4,926
less: distributions to Parent Companies	(5,660)	—	(5,660)	(3,396)	—	(3,396)	(2,264)	—	(2,264)

Undistributed net income	6,836	(183)	6,653	4,102	(111)	3,991	2,734	(72)	2,662
Loss on sale of Parent Companies’ shares	(1)	—	(1)	(1)	—	(1)	—	—	—
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	—	(631)	(378)	—	(378)	(253)	—	(253)
Other comprehensive income (see Note 6)	6,200	—	6,200	3,720	—	3,720	2,480	—	2,480

At December 31, 2003	72,848	(351)	72,497	43,709	(211)	43,498	29,139	(140)	28,999

(a)	2003 data is as originally reported.

NETHERLANDS GAAP FINANCIAL INFORMATION
STATEMENTS OF INCOME

		$ million
			2003	2002
	Note	2004	As restated(a)	As restated(a)
Sales proceeds		337,522	263,889	218,287
Sales taxes, excise duties and similar levies		(72,332)	(65,527)	(54,834)

Net proceeds		265,190	198,362	163,453
Cost of sales		(222,334)	(165,314)	(135,778)

Gross profit		42,856	33,048	27,675
Selling and distribution expenses		(12,340)	(11,409)	(9,617)
Administrative expenses		(2,516)	(1,870)	(1,587)
Exploration		(1,823)	(1,475)	(1,052)
Research and development		(553)	(584)	(472)

Operating profit of Group companies		25,624	17,710	14,947
Share of operating profit of associated companies	34	6,050	3,446	2,792

Operating profit		31,674	21,156	17,739
Interest and other income	8	1,705	1,967	748
Interest expense	9	(1,214)	(1,324)	(1,291)
Currency exchange gains/(losses)		(39)	(231)	(25)

Income before taxation		32,126	21,568	17,171
Taxation	35	(15,030)	(9,349)	(7,647)

Income after taxation		17,096	12,219	9,524
Income applicable to minority interests		(626)	(353)	(175)

Income from continuing operations		16,470	11,866	9,349
Income from discontinued operations, net of tax	4	1,560	25	187

Net income	33	18,030	11,891	9,536

STATEMENTS OF COMPREHENSIVE INCOME AND PARENT COMPANIES’ INTEREST IN GROUP NET ASSETS

		$ million
			2003	2002
	Note	2004	As restated	As restated
Net income		18,030	11,891	9,536
Other comprehensive income, net of tax:	6
currency translation differences	20	3,148	5,102	2,432
unrealised gains/(losses) on securities		(350)	689	25
unrealised gains/(losses) on cash flow hedges		31	51	(225)
minimum pension liability adjustments		(185)	358	(1,475)

Comprehensive income		20,674	18,091	10,293
Distributions to Parent Companies		(7,989)	(5,660)	(5,435)
Increase in Parent Companies’ shares held, net of dividends received	23	(759)	(631)	(844)
Loss on sale of Parent Companies’ shares		—	(1)	—
Parent Companies’ interest in Group net assets:
At January 1		72,210	60,156	56,142
Cumulative effect of change in accounting policy		—	255	—

At January 1 after cumulative effect of change		72,210	60,411	56,142

Parent Companies’ interest in Group net assets at December 31	38	84,136	72,210	60,156

(a)   See Note 2.

STATEMENTS OF ASSETS AND LIABILITIES

			Dec 31,	Dec 31,
		Dec 31,	2003	2002
	Note	2004	As restated(a)	As restated
		$ million
Fixed assets
Tangible assets	36	88,451	87,088	81,433
Intangible assets	36	4,436	4,448	4,576
Investments:
associated companies	34	20,140	19,371	17,945
securities	15	1,627	2,317	1,719
other		1,121	1,086	1,420

Total fixed assets		115,775	114,310	107,093

Other long-term assets
Prepaid pension costs	21	8,278	6,516	4,506
Deferred taxation	10	1,995	2,092	*
Other	12	4,369	2,741	2,827

Total other long-term assets		14,642	11,349	7,333

Current assets
Inventories	13	15,391	12,690	11,338
Accounts receivable	14	37,998	28,969	28,761
Cash and cash equivalents	15	8,459	1,952	1,556

Total current assets		61,848	43,611	41,655

Current liabilities: amounts due within one year
Short-term debt	16	(5,822)	(11,027)	(12,874)
Accounts payable and accrued liabilities		(40,207)	(32,347)	(32,189)
Taxes payable	10	(9,885)	(5,927)	(4,985)
Dividends payable to Parent Companies		(4,750)	(5,123)	(5,153)

Total current liabilities		(60,664)	(54,424)	(55,201)

Net current assets/(liabilities)		1,184	(10,813)	(13,546)

Total assets less current liabilities		131,601	114,846	100,880

Long-term liabilities: amounts due after more than one year
Long-term debt	37	(8,600)	(9,100)	(9,887)
Other		(8,065)	(6,054)	(6,174)

		(16,665)	(15,154)	(16,061)

Provisions
Deferred taxation	35	(14,738)	(15,185)	(12,551)*
Pensions and similar obligations	21	(5,044)	(4,927)	(5,016)
Decommissioning and restoration costs	24	(5,709)	(3,955)	(3,528)

		(25,491)	(24,067)	(21,095)

Group net assets before minority interests		89,445	75,625	63,724
Minority interests		(5,309)	(3,415)	(3,568)

Net assets		84,136	72,210	60,156

(a)	See Note 2.

*	In 2002, deferred taxation assets were not separately identified and were included in the net deferred taxation balance shown within Provisions.

STATEMENTS OF CASH FLOWS

	Note	2004	2003	2002
		$ million
Cash flow provided by operating activities		18,030	11,891	9,536
Net income
Adjustments to reconcile net income to cash flow provided by operating activities
Depreciation, depletion and amortisation	36	12,929	11,878	8,859
Profit on sale of assets		(3,033)	(2,141)	(367)
Movements in:
inventories		(2,731)	(236)	(2,079)
accounts receivable		(8,462)	1,834	(5,830)
accounts payable and accrued liabilities		7,708	(212)	6,989
taxes payable		2,999	(218)	(735)
Associated companies: dividends more/ (less) than net income	34	(139)	511	117
Deferred taxation and other provisions		(630)	(366)	423
Long-term liabilities and other		(1,798)	(1,588)	(805)
Income applicable to minority interests		714	366	175

Cash flow provided by operating activities		25,587	21,719	16,283

Cash flow used in investing activities
Capital expenditure (including capitalised leases)	36	(12,734)	(12,252)	(12,102)
Acquisitions (Enterprise Oil, Pennzoil-Quaker State and additional shares in Equilon)				(8,925)
Proceeds from sale of assets		5,078	2,286	1,099
New investments in associated companies	7	(1,058)	(983)	(1,289)
Disposals of investments in associated companies		1,328	708	501
Proceeds from sale and other movements in investments		1,743	1,989	83

Cash flow used in investing activities		(5,643)	(8,252)	(20,633)

Cash flow used in financing activities
Long-term debt (including short-term part):
new borrowings		544	572	5,267
repayments		(1,688)	(2,740)	(5,610)

		(1,144)	(2,168)	(343)
New increase/(decrease) in short-term debt		(3,701)	(2,507)	7,058
Change in minority interests		807	(1,363)	421
Dividends paid in:
Parent Companies		(8,490)	(6,248)	(6,961)
minority interests		(264)	(300)	(228)

Cash flow used in financing activities		(12,792)	(12,586)	(53)

Parent Companies’ shares: net sales/(purchases) and dividends received		(758)	(633)	(864)
Currency translation differences relating to cash and cash equivalents		113	148	153

Increase/(decrease) in cash and cash equivalents		6,507	396	(5,114)
Cash and cash equivalents at January 1		1,952	1,556	6,670

Cash and cash equivalents at December 31		8,459	1,952	1,556

NOTES TO THE NETHERLANDS GAAP FINANCIAL INFORMATION

31	Basis of Presentation of Group Financial Information under Netherlands GAAP

This Financial Information has been prepared in conformity with generally accepted accounting principles in the Netherlands (Netherlands GAAP). These accounting principles are consistent with the accounting principles applied in the preparation of the Group’s Financial Information prepared in conformity with generally accepted accounting principles in the United States (US GAAP), as set out in the Group accounting policies, except as set forth below. The Notes to the Financial Information prepared in conformity with US GAAP are an integral part of this Financial Information prepared under Netherlands GAAP.

The differences between Netherlands GAAP, as applied to the preparation of this Financial Information (and after giving effect to the restatement described in Note 32) and US GAAP, as applied to the Group’s Financial Information prepared in conformity with US GAAP, are as follows:

(i)	goodwill: Under US GAAP, goodwill is not amortised but is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

(ii)	recoverability of assets

(a)	impairments: Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under Netherlands GAAP;

(b)	reversals of impairments: Under US GAAP impairments are not reversed. Under Netherlands GAAP, a favourable change in the circumstances which resulted in an impairment would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income;

(iii)	asset retirement obligations: Under US GAAP, a change in accounting for asset retirement obligations in 2003, as described in Note 3, has been accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 of $255 million being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP has been reported as an adjustment to the opening balance of net assets and, due to the absence of comparative data, net income for prior years has not been restated.

Reconciliations of Group net assets and net income presented in the Group Financial Information prepared in conformity with US GAAP, to Group net assets and net income in this Group Financial Information which has been prepared in conformity with Netherlands GAAP, are presented in Note 33. Additionally, the division of Group net assets and movements therein, including movements resulting from Group net income and distributions to Parent Companies, determined in conformity with Netherlands GAAP, are presented in Note 38.

32	Restatement of previously issued financial statements

Errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of overstatement of proved reserves as corrected by the Second Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2003 and 2002.

Quantitative information concerning the effect of these adjustments is set forth in the tables below and additional information on the Reserves Restatement is contained in Note 2.

Statements of Income

	$ million
	2003					2002

				Reclassification					Reclassification
		Second		for			Second		for
	As originally	Reserves	As	discontinued	As	As previously	Reserves	As	discontinued	As
	reported(a)	Restatement	restated	operations(b)	restated	restated(a)	Restatement	restated	operations(b)	restated
Net proceeds	201,728	—	201,728	(3,366)	198,362	166,601	—	166,601	(3,148)	163,453
Cost of sales	(167,667)	(289)	(167,956)	2,642	(165,314)	(138,117)	(118)	(138,235)	2,457	(135,778)
Exploration	(1,476)	—	1,476	(1)	1,475	1,073	—	1,073	(21)	1,052
Other operating expenses	(14,428)	—	(14,428)	565	(13,863)	(12,027)	—	(12,027)	351	(11,676)
Share of operating profit of associated companies	3,484	(19)	3,465	(19)	3,446	2,822	(6)	2,816	(24)	2,792

Operating profit	21,641	(308)	21,333	(177)	21,156	18,206	(124)	18,082	(343)	17,739
Net interest income/(expense) and currency exchange gains/(losses)	370	—	(370)	(42)	(412)	629	—	629	(61)	568

Income before taxation	22,011	(308)	21,703	(135)	21,568	17,577	(124)	17,453	(282)	17,171
Taxation	(9,572)	126	(9,446)	97	(9,349)	(7,796)	54	(7,742)	95	(7,647)
Minority interests	(365)	(1)	(366)	13	(353)	(179)	4	(175)	—	(175)

Income from continuing operations	12,074	(183)	11,891	(25)	11,866	9,602	(66)	9,536	(187)	9,349
Income from discontinued operations, net of tax	—	—	—	25	25	—	—	—	187	187

Net income	12,074	(183)	11,891	—	11,891	9,602	(66)	9,536	—	9,536

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

(b)	As a consequence of the separate reporting of income from discontinued operations (see Note 4), information for comparative periods has been reclassified where necessary.

Statements of Assets and Liabilities

	$ million
	December 31, 2003
		Second		Reclassification
	As originally	Reserves	As	for deferred	As
	reported(a)	Restatement	restated	tax(b)	restated
Fixed assets
Tangible	87,701	(613)	87,088	—	87,088
Intangible	4,448	—	4,448	—	4,448
Investments	22,787	(13)	22,774	—	22,774
Other long-term assets	9,257	—	9,257	2,092	11,349
Current assets	43,611	—	43,611	—	43,611
Current liabilities	(54,424)	—	(54,424)	—	(54,424)
Long-term liabilities	(15,154)	—	(15,154)	—	(15,154)
Provisions
Deferred taxation	(13,355)	262	(13,093)	(2,092)	(15,185)
Pensions and decommissioning	(8,882)	—	(8,882)	—	(8,882)
Minority interests	(3,428)	13	(3,415)	—	(3,415)

Net assets	72,561	(351)	72,210	—	72,210

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

(b)	Deferred tax assets and liabilities are presented at December 31, 2004 separately in the Statements of Assets and Liabilities, with reclassification of the prior year.

Parent Companies’ interest in Group net assets

	$ million
	2003	2002
At December 31 as originally reported (2003)/previously restated (2002)(a)	72,561	60,324
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(168)	(102	)(b)
Net income for the year	(183)	(66)

At December 31 as restated	72,210	60,156

(a)	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

(b)	Cumulative effect as at January 1, 2002.

Amounts relating to prior periods have been restated in the following notes where applicable.

33	Reconciliation between US GAAP and Netherlands GAAP

Please refer to the Notes to the Financial Information prepared in accordance with US GAAP. The following table provides a reconciliation between US GAAP and Netherlands GAAP for Group net income and net assets.

	$ million
	Net income			Net assets

					Dec 31,
		2003	2002	Dec 31,	2003
	2004	As restated	As restated	2004	As restated
In accordance with US GAAP	18,183	12,313	9,656	84,576	72,497
Adjustments for Netherlands GAAP:
Goodwill amortisation	(167)	(167)	(120)	(454)	(287)
Cumulative effect of change in accounting for asset retirement obligations	—	(255)	—	—	—
Recoverability of assets:
Impairments	(455)	—	—	(455)	—
Reversals of impairments	469	—	—	469	—

In accordance with Netherlands GAAP	18,030	11,891	9,536	84,136	72,210

The above table should be used to understand the differences in the movements in the Group’s net assets found in Note 30 and 38 as the tables are prepared based on US GAAP and Netherlands GAAP respectively.

Net income by segment in accordance with Netherlands GAAP is as follows:

	$ million
			Net income
		2003	2002
	2004	As restated	As restated
Exploration & Production	9,784	8,668	6,726
Gas & Power	1,739	2,279	764
Oil Products	7,380	2,703	2,517
Chemicals	881	(209)	565
Corporate and Other	(1,040)	(1,184)	(861)
Minority interests	(714)	(366)	(175)

	18,030	11,891	9,536

Where applicable, differences between Netherlands GAAP and US GAAP affecting these Notes are disclosed below.

34	Associated companies

There is an increase in the Group share of operating profit of associated companies for 2004 and in the Group’s investment in associated companies at December 31, 2004 of $397 million, compared with Note 7 prepared under US GAAP, relating to the reversal of an impairment in the Exploration & Production segment as a result of an increase in the longer-term expectation for oil prices.

35	Taxation

There is a decrease in the taxation charge for 2004 and in the provision for deferred taxation at December 31, 2004 of $106 million, compared with Note 10 prepared under US GAAP, relating to impairments partly offset by impairment reversals.

36	Tangible and intangible fixed assets

						$ million
	2004
						2003
						Total
			Other	Total	Total	Group
	Tangible	Goodwill	intangibles	intangibles	Group	As restated

Cost
At January 1	181,685	4,011	2,998	7,009	188,694	167,027
Capital expenditure	12,440	3	291	294	12,734	12,252
Sales, retirements and other movements	(9,345)	(44)	102	58	(9,287)	(4,840)
Currency translation differences	8,382	62	81	143	8,525	14,255

At December 31	193,162	4,032	3,472	7,504	200,666	188,694

Depreciation
At January 1	94,597	1,623	938	2,561	97,158	81,018
Depreciation, depletion and amortisation charge	12,434	167	328	495	12,929	11,878
Sales, retirements and other movements	(7,310)	(37)	(38)	(75)	(7,385)	(3,711)
Currency translation differences	4,990	42	45	87	5,077	7,973

At December 31	104,711	1,795	1,273	3,068	107,779	97,158

Net 2004	88,451	2,237	2,199	4,436	92,887

Net 2003 (as restated)	87,088	2,388	2,060	4,448		91,536

There is an increase in depreciation, depletion and amortisation for tangible fixed assets recorded in cost of sales in 2004 of $489 million, with a corresponding reduction in the net book amount at December 31, 2004, compared with Note 11 prepared under US GAAP. This relates to additional impairments mainly in Gas & Power ($625 million), as a result of economic conditions in the power generation market (where an impairment was required under Netherlands GAAP but not under US GAAP because estimated undiscounted cash flows exceeded carrying amount), partly offset by an impairment reversal in Exploration & Production of $211 million, as a result of an increase in the longer-term expectation for oil prices.

There is an increase in depreciation, depletion and amortisation for intangible fixed assets recorded in cost of sales in 2004 of $167 million (2003: $167 million), with a cumulative impact of $454 million at December 31, 2004 (2003: $287 million), compared with Note 11 prepared under US GAAP. This relates to the amortisation of goodwill under Netherlands GAAP. Goodwill arising on the acquisition of Pennzoil-Quaker State in 2002 is amortised over forty years. Continued brand maintenance in addition to the established long-term leadership of these brands in automotive lubricants and vehicle care markets support this amortisation period.

37	Debt

There is no difference in total long-term debt compared with Note 16, prepared under US GAAP, however certain long-term commitments are reported as capitalised leases under Netherlands GAAP rather than as amounts due to banks and other credit institutions as under US GAAP.

(a)	Long-term debt

	$ million
	2004	2003
Debentures and other loans	4,204	4,868
Amounts due to banks and other credit institutions	980	1,061

	5,184	5,929
Capitalised lease obligations	3,416	3,171

Long-term debt	8,600	9,100
add long-term debt due within one year	1,291	1,874

Long-term debt including long-term debt due within one year	9,891	10,974

(b)	Capitalised lease obligations

The future minimum lease payments under capital leases and the present value of net minimum capital lease payments at December 31, 2004 are as follows:

Capital
leases
$ million
2005	450
2006	423
2007	423
2008	420
2009	418
2010 and after	5,677

Total minimum payments	7,811
less executory costs and interest	(4,280)

Present value of net minimum capital lease payments	3,531

38	Division of Group net assets between the Parent Companies and movements therein

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

Division of Group net assets and movements therein, including Group net income

			$ million
		Royal	Shell
		Dutch	Transport
	Total	(60%)	(40%)
	As restated	As restated	As restated
At January 1, 2002	56,142	33,685	22,457
Movements during the year 2002:
Group net income	9,536	5,722	3,814
less: distributions to Parent Companies	(5,435)	(3,261)	(2,174)

Undistributed net income	4,101	2,461	1,640
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	(507)	(337)
Other comprehensive income (see Note 6)	757	455	302

At December 31, 2002	60,156	36,094	24,062
Cumulative effect of a change in accounting policy	255	153	102

At January 1, 2003	60,411	36,247	24,164

Movements during the year 2003:
Group net income	11,891	7,134	4,757
less: distributions to Parent Companies	(5,660)	(3,396)	(2,264)

Undistributed net income	6,231	3,738	2,493
Loss on sale of Parent Companies’ shares	(1)	(1)	—
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	(378)	(253)
Other comprehensive income (see Note 6)	6,200	3,720	2,480

At December 31, 2003	72,210	43,326	28,884

Movements during the year 2004:
Group net income	18,030	10,818	7,212
less: distributions to Parent Companies	(7,989)	(4,793)	(3,196)

Undistributed net income	10,041	6,025	4,016
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(759)	(455)	(304)
Other comprehensive income (see Note 6)	2,644	1,586	1,058

At December 31, 2004	84,136	50,482	33,654

The above table is based on the Group’s Netherlands GAAP results. See Note 33 for the impact of differences between US GAAP and Netherlands GAAP on the Group’s net income and net assets. Note 30 shows the division of Group net assets and movements therein under US GAAP.

Parent Companies’ interest in Group net assets

	$ million
		2003	2002
	2004	As restated	As restated
Invested by Parent Companies	741	741	741
Retained earnings of Group companies	84,660	74,619	68,134
Parent Companies’ shares held, net of dividends received (Note 23)	(4,187)	(3,428)	(2,797)
Cumulative currency translation differences	4,356	1,208	(3,894)
Unrealised gains/(losses) on:
securities (Note 15)	350	700	11
cash flow hedges	(157)	(188)	(239)
Minimum pension liability adjustments	(1,627)	(1,442)	(1,800)

Balance at December 31	84,136	72,210	60,156

The reduction in retained earnings of Group companies at December 31, 2004 of $440 million (2003: $287 million) compared with Note 5 prepared in accordance with US GAAP, relates to impairments, reversals of impairments and the amortisation of goodwill under Netherlands GAAP (see Note 33).

Reconciliation of Division of Group net assets and movements therein, including Group net income, to previously issued Financial Statements

	$ million
	Total			Royal Dutch (60%)			Shell Transport (40%)

		Second			Second			Second
	As previously	Reserves		As previously	Reserves		As previously	Reserves
	restated(a)	Restatement	As restated	restated(a)	Restatement	As restated	restated(a)	Restatement	As restated
At January 1, 2002	56,244	(102)	56,142	33,746	(61)	33,685	22,498	(41)	22,457
Movements during the year 2002:
Group net income	9,602	(66)	9,536	5,761	(39)	5,722	3,841	(27)	3,814
less: distributions to Parent Companies	(5,435)	—	(5,435)	(3,261)	—	(3,261)	(2,174)	—	(2,174)

Undistributed net income	4,167	(66)	4,101	2,500	(39)	2,461	1,667	(27)	1,640
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(844)	—	(844)	(507)	—	(507)	(337)	—	(337)
Other comprehensive income (see Note 6)	757	—	757	455	—	455	302	—	302

At December 31, 2002	60,324	(168)	60,156	36,194	(100)	36,094	24,130	(68)	24,062
Cumulative effect of a change in accounting policy	255	—	255	153	—	153	102	—	102

	60,579	(168)	60,411	36,347	(100)	36,247	24,232	(68)	24,164

Movements during the year 2003:
Group net income	12,074	(183)	11,891	7,244	(110)	7,134	4,830	(73)	4,757
less: distributions to Parent Companies	(5,660)	—	(5,660)	(3,396)	—	(3,396)	(2,264)	—	(2,264)

Undistributed net income	6,414	(183)	6,231	3,848	(110)	3,738	2,566	(73)	2,493
Loss on sale of Parent Companies’ shares	(1)	—	(1)	(1)	—	(1)	—	—	—
Movement in Parent Companies’ shares held by Group companies, net of dividends received	(631)	—	(631)	(378)	—	(378)	(253)	—	(253)
Other comprehensive income (see Note 6)	6,200	—	6,200	3,721	(1)	3,720	2,479	1	2,480

At December 31, 2003	72,561	(351)	72,210	43,537	(211)	43,326	29,024	(140)	28,884

(a)	2003 data is as originally reported.

PART XIV
FINANCIAL INFORMATION RELATING TO ROYAL DUTCH

2002, 2003 and 2004 audited financial information prepared in accordance with Netherlands GAAP with US GAAP reconciliation

Basis of financial information
The financial information contained in this Part XIV does not constitute statutory accounts within Title 9, Book 2 of the Civil Code. The financial information contained in this Part XIV for each of the three years ended 31 December 2002, 2003 and 2004, prepared in accordance with Netherlands GAAP with a reconciliation to US GAAP, has been extracted, without material adjustment, from the financial statements of Royal Dutch included in the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2004 filed with the SEC except for the balance sheet as at 31 December 2002, which has been extracted, without material adjustment, from the financial statements of Royal Dutch included in the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2003 filed with the SEC on 7 March 2005.
The financial statements of Royal Dutch included in the annual reports on Form 20-F of Royal Dutch and Shell Transport for the years ended 31 December 2003 and 31 December 2004 together with the audit reports thereon are incorporated by reference into this document. KPMG Accountants N.V. of Churchillplein 6, 2517 JW, The Hague, The Netherlands has issued unqualified audit opinions on the financial statements of Royal Dutch included in the annual report on Form 20-F of Royal Dutch and Shell Transport for each of the three years ended 31 December 2002, 2003 and 2004.
In this Part XIV, “Parent Companies” means Royal Dutch and/or Shell Transport.
Profit and Loss Accounts

		€ million
			2003	2002
	Note	2004	As restated	As restated
Share in the net income of companies of the Royal Dutch/Shell Group from continuing operations		7,958	6,398	5,957
Share in the net income of companies of the Royal Dutch/Shell Group from discontinued operations	2	754	13	119

Share in the net income of companies of the Royal Dutch/Shell Group	4	8,712	6,411	6,076
less Administrative expenses		(8)	(8)	(5)

		8,704	6,403	6,071
Interest income		10	18	28

Profit before taxation		8,714	6,421	6,099
less Taxation	5	(1)	(3)	(8)

Profit after taxation		8,713	6,418	6,091

Statements of Appropriation of Profit

		€ million
			2003	2002
	Note	2004	As restated	As restated
Profit after taxation		8,713	6,418	6,091
Taken from/(to) Statutory investment reserve	6	(4,870)	(3,543)	(2,759)
Undistributed profit at beginning of year		2,909	3,650	4,712
Final dividend distributed		(2,125)	(2,084)	(2,042)
(Repurchase)/cancellation of share capital		(375)	9	(847)
Unclaimed dividends forfeited		1	1	1

Available for distribution		4,253	4,451	5,156
less Interim dividend(a)		(1,562)	(1,542)	(1,506)

Undistributed profit at end of year(b)		2,691	2,909	3,650

Earnings per share

		€ million
			2003	2002
	Note	2004	As restated	As restated
Basic earnings per ordinary share from continuing operations		3.94	3.14	2.90
Basic earnings per ordinary share from discontinued operations		0.37	0.01	0.06

Basic earnings per ordinary share	13	4.31	3.15	2.96

Diluted earnings per ordinary share from continuing operations		3.93	3.14	2.90
Diluted earnings per ordinary share from discontinued operations		0.37	0.01	0.06

Diluted earnings per ordinary share	13	4.30	3.15	2.96

(a)	Including 4% cumulative preference dividend for 2004 amounting to €26,880 on priority shares (2003: €26,880; 2002: €26,880).

(b)	Before second interim dividend of €2,165 million (second interim dividend 2003: €2,125; final dividend 2002: €2,084 million).

Balance Sheets (before appropriation of profit)

		€ million
			Dec 31	Dec 31
		Dec 31,	2003	2002
	Note	2004	As restated	As restated
Fixed assets
Financial fixed assets
Investments in companies of the Royal Dutch/ Shell Group	6	37,018	34,349	34,490
Investment in associated company	7	179	—	—
Current assets
Receivables
Dividends receivable from companies of the Royal Dutch/ Shell Group		2,130	2,449	2,982
Other receivables from companies of the Royal Dutch/ Shell Group		44	363	582
Other receivables	8	35	36	36
Cash and cash equivalents		252	8	7

		2,461	2,856	3,607
Current liabilities
Other liabilities	9	(13)	(10)	(11)

Current assets less current liabilities		2,448	2,846	3,596

Total assets less current liabilities		39,645	37,195	38,086

Shareholders’ equity
Paid-up capital	10
Ordinary shares		1,165	1,166	1,175
Priority shares		1	1	1

		1,166	1,167	1,176

Share premium reserve		1	1	1
Investment reserves	6
Statutory		25,185	22,707	23,052
Currency translation differences		1,848	486	(2,370)
Other		8,739	9,910	12,562

		35,772	33,103	33,244

Other statutory reserves	11	15	15	15
Undistributed profit		2,691	2,909	3,650

		39,645	37,195	38,086

Statements of Cash Flows

	€ million
	2004	2003	2002
Returns on investments and servicing of finance
Dividends received from Group companies	4,162	3,401	4,446
Interest received	10	18	32
Other	315	212	(587)

Net cash inflow/(outflow) from returns on investments and servicing of finance	4,487	3,631	3,891

Taxation
Tax (paid)/recovered	(1)	(4)	(8)
Financing
Repurchase of share capital, including expenses	(376)	—	(889)
Investment in associated company	(179)	—	—
Dividends paid	(3,687)	(3,626)	(3,536)

Increase/(decrease) in cash and cash equivalents	244	1	(542)
Cash at January 1	8	7	549

Cash at December 31	252	8	7

NOTES TO THE FINANCIAL INFORMATION

1	The Company

Royal Dutch, one of the Parent Companies of the Royal Dutch/Shell Group of Companies (the Group), is a holding company which, in conjunction with Shell Transport, owns, directly or indirectly, investments in the numerous companies known collectively as the Royal Dutch/Shell Group of Companies.

The Netherlands GAAP Financial Information of the Royal Dutch/Shell Group of Companies and the Notes thereto form part of the Notes to this Financial Information.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40, respectively. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

Unification Proposal

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport Ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell, and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.

2	Accounting principles

The Financial Statements of Royal Dutch included in the Annual Report on Form 20-F of Royal Dutch and Shell Transport were recommended by the Group Audit Committee and approved by the Board of Royal Dutch for filing with the Securities and Exchange Commission. The statutory annual accounts of Royal Dutch will be prepared in accordance with Dutch legal requirements, submitted in the Dutch language to shareholders and established by an affirmative vote at the Annual General Meeting. Royal Dutch is scheduled to hold its Annual General Meeting on June 28, 2005.

The Financial Information of Royal Dutch is reported in euro, while the Netherlands GAAP Financial Information of the Royal Dutch/ Shell Group, included in Part XIII of these Listing Particulars, is reported in US dollars. Notes 4, 6, 13 and 17 to this Financial Information contains currency translations of certain items presented in US dollars in the Netherlands GAAP Financial Information of the Royal Dutch/Shell Group of Companies into euro.

References are made to the Netherlands GAAP Financial Information of the Royal Dutch/ Shell Group, included in Part XIII of these Listing Particulars, in these Notes to facilitate an understanding of the relationships between the Financial Information of Royal Dutch and the Netherlands GAAP Financial Information of the Royal Dutch/ Shell Group of Companies, particularly as they relate to Royal Dutch’s 60% interest in net income and net assets of companies of the Royal Dutch/ Shell Group of Companies.

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method (see also Notes 4 and 6). Accounting principles used by the Group are given in Note 31 to Part XIII, of these Listing Particulars. Investments in associated companies are accounted for by the equity method.

Current assets and liabilities are stated at their nominal value. Assets and liabilities in foreign currencies are translated into euros at year-end rates of exchange, whereas results for the year are translated at average rates. For the Profit and Loss Account euros are translated from US dollars at the weighted average rate of exchange. Currency translation differences arising from translating the investments in companies of the Royal Dutch/Shell Group are taken to Investment reserves (see Note 6).

Administrative expenses, Interest income and Taxation are stated at the amounts attributable to the respective financial years.

The Group separately reports income from discontinued operations (see Notes 4 and 32 of Part XIII of these Listing Particulars). As a consequence, the Company also separately reports its share in the net income of discontinued operations of companies of the Royal Dutch/ Shell Group and the basic- and diluted earnings per ordinary share from discontinued operations. Amounts reported in previous years have been reclassified. Royal Dutch’s share in the net income of companies of the Royal Dutch/Shell Group from discontinued operations amounted to €13 million in 2003 (2002: €119 million). These amounts are based on Royal Dutch’ 60% share in the Net Income from discontinued operations of companies of the Royal Dutch/Shell Group of $25 million in 2003 (2002: $187 million) translated into euros at the average rate of exchange for the year of 1$ = €0.90 (2002: 1$ = €1.06).

Under a 2002 EU Regulation, publicly-listed companies in the European Union will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The 2005 Financial Statements of the Group or, subject to completion of the transaction described in Note 1, of its successor, will be prepared under IFRS and will include comparative data for 2004, together with reconciliations to opening balances as at January 1, 2004 and to 2004 data previously published in accordance with accounting principles generally accepted in the United States (US GAAP). With effect from January 1, 2005 Royal Dutch intends to prepare its consolidated Financial Statements under International Financial Reporting Standards.

3	Restatement of previously issued Financial Statements

First Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and natural gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (collectively, the First Half Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes debooked as of December 31, 2002 as part of the First Reserves Restatement had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. The effects of the First Reserves Restatement were reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F as originally filed with the Securities & Exchange Commission (SEC) on June 30, 2004.

Following the January 9, 2004 announcement of the initial reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report, the Parent Companies, Royal Dutch and Shell Transport, determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the First Reserves Restatement as proved reserves are as follows:

—	the Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impact these requirements and guidance to users of the guidelines. In addition, users of the guidelines in certain cases misapplied or disregarded SEC rules and published guidance and in some cases only applied changes in the guidelines prospectively rather than retrospectively. There was also insufficient knowledge and training among users of the guidelines of the SEC requirements relating to proved reserves;

—	executives and employees encouraged the booking of proved reserves, while discouraging the debooking of previously booked reserves. This fostered an atmosphere that failed to emphasise the paramount importance of the compliance element of proved reserves decisions; and

—	there were other material weaknesses in the Group’s controls relating to the booking of proved reserves, including insufficient resources allocated to the Group Reserves Auditor and Group Reserves Co-ordinator functions, a lack of clarity in the allocation of responsibilities between the Group Reserves Auditor and the Group Reserves Co-ordinator and a lack of direct reporting responsibility of the Group Reserves Auditor to the Group internal audit function and of the business Chief Financial Officers to the Group Chief Financial Officer.
        Second Reserves Restatement

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1,371 million boe of oil and natural gas that were reported as at December 31, 2003 and further restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements of the Group (the Second Reserves Restatement and, together with the First Reserves Restatement, the Reserves Restatements) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes debooked as of December 31, 2003 as part of the Second Reserves Restatement had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves. The effects of the Second Reserves Restatement are reflected in the information for 2003 and 2002 presented in the Financial Information of the Group, Royal Dutch and Shell Transport. These effects were also reflected in Amendment No.2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.

Second Financial Restatement

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges in the Financial Statements of the Group related to Exploration & Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration & Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally.

The effect on profit after taxation and the Shareholder’s equity of Royal Dutch, is as follows:

			€ million
	Profit after		Shareholders’
	taxation		equity
	2003	2002	Dec 31, 2003
As previously reported	6,520	6,108	37,362
Second Reserves Restatement	(100)	(42)	(166)
Currency Translation effect	(2)	25	(1)

As restated	6,418	6,091	37,195

4	Share in the net income of companies of the Royal Dutch/Shell Group

As shown in Note 38 of Part XIII of these Listing Particulars, net income of the Royal Dutch/Shell Group included in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/Shell Group as presented in the Netherlands GAAP section of Part XIII of these Listing Particulars. The Royal Dutch share in the net income of the Royal Dutch/Shell Group amounts to €8,712 million, the equivalent of $10,818 million (2003: €6,411 million, the equivalent of $7,134 million as restated). Net income has been translated into euros using the weighted average rate of exchange for the year.

The dividend for 2004 distributed and yet to be distributed by Group companies to Royal Dutch amounted to €3,842 million, the equivalent of $4,793 million (2003: €2,868 million, the equivalent of $3,396 million).

5	Taxation

The effective tax rate in 2004 was 0% (2003: 0%), as against a statutory corporate income tax rate in the Netherlands of 34.5%. This difference is attributable almost entirely to the participation exemption in the Dutch Corporate Income Tax Act, which exemption applies generally to any benefits, including dividends, derived from subsidiaries that have been subject to a tax on income.

6	Investments and reserves

The 60% interest of Royal Dutch in Group net assets of €37,018 million (2003: €34,349 million) is equal to the interest attributable to Royal Dutch of $50,482 million (2003: $43,326 million) shown in Note 38 to the Netherlands GAAP section of Part XIII of these Listing Particulars.

Royal Dutch’s investments in the companies of the Royal Dutch/Shell Group are stated at an amount equal to its 60% share in Group net assets, translated into euros at the year-end rate of exchange. Movements during the year are translated at different rates of exchange. The resulting difference from movements in the US dollar/euro rate is included in currency translation differences.

The difference of €35,772 million between the cost of the investments and the amounts at which the investments are stated in the Balance Sheet has been taken to Investment reserves.

The Statutory investment reserve comprises Royal Dutch’s 60% share in the undistributed net income of Group companies which has arisen as from January 1, 1984; Royal Dutch’s share in the undistributed net income of Group companies accumulated until that date is included in Investment reserves — Other.

Royal Dutch’s 60% share in the cumulative Group currency translation differences arises as a result of translating the assets and liabilities of non-US dollar companies to US dollars at year-end rates of exchange and is shown under Investment reserves as currency translation differences. Distribution from Group companies and loss on sale of Parent Companies’ shares are translated at a rate of exchange used for distribution of dividends.

The net increase/decrease in Parent Companies’ shares held by Group companies results from sales and purchases of these shares minus dividends received on these shares, translated at the average rate of exchange for the year.

Other comprehensive income, net of tax, consists of currency translation differences, unrealised gains/losses on securities and on cash flow hedges and minimum pension liability adjustments and is translated at the year-end rate (see Note 38 to the Netherlands GAAP section of Part XIII of these Listing Particulars.

Movements in Investments and Investment reserves

			€ million
				Investment reserves
	$ million
	60% interest				Currency
	in Group	Exchange	Royal Dutch		translation
	net assets(a)	rate (€/$)	investments	Statutory	differences	Other	Total
Balance at December 31, 2002 (as restated)	36,094	0.96	34,490	23,052	(2,370)	12,562	33,244
Cumulative effect of change in accounting for asset retirement obligations(b)	153	0.96	146	146			146

Balance at January 1, 2003	36,247	0.96	34,636	23,198	(2,370)	12,562	33,390

Movements during the year 2003
Share in the net income of Group companies	7,134	0.90	6,411
Distribution to Royal Dutch	(3,396)	0.84	(2,868)

Undistributed net income of Group companies	3,738	0.95	3,543	3,543			3,543
Loss on sale of Parent Companies’ shares	(1)	0.95	(1)	(1)			(1)
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(378)	0.89	(335)			(335)	(335)
Other comprehensive income, net of tax	3,720	0.79	2,951	499	2,452		2,951
Translation effect arising from movements in US dollar/euro rate			(6,445)	(4,532)	404	(2,317)	(6,445)

Balance at December 31, 2003 (as restated)	43,326	0.79	34,349	22,707	486	9,910	33,103

Movements during the year 2004
Share in the net income of Group companies	10,818	0.81	8,712
Distribution to Royal Dutch	(4,793)	0.80	(3,842)

Undistributed net income of Group companies	6,025	0.81	4,870	4,870			4,870
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(455)	0.81	(366)			(366)	(366)
Other comprehensive income, net of tax	1,586	0.73	1,163	(236)	1,399		1,163
Translation effect arising from movements in US dollar/euro rate			(2,998)	(2,156)	(37)	(805)	(2,998)

Balance at December 31, 2004	50,482	0.73	37,018	25,185	1,848	8,739	35,772

(a)	See Note 33 to the Netherlands GAAP section of Part XIII of these Listing Particulars for the impact of the differences between US GAAP and Netherlands GAAP on Group net assets and net income. See Note 38 of the Netherlands GAAP section of Part XIII of these Listing Particulars for the determination of Royal Dutch’s 60% interest in Group net assets and movements therein, including movements resulting from Group net income and distributions to the Parent Companies.

(b)	This relates to a change in Group accounting policies in 2003 for asset retirement obligations which is recorded as an adjustment to the opening balance of net assets in 2003. Prior periods have not been restated due to the absence of comparative data for 2002.

As the amounts dealt with under Investment reserves have been, or will be, substantially reinvested by the companies concerned, it is not meaningful to provide for taxes on possible future distributions out of earnings retained by those companies; no such provision has therefore been made.

The movements during the year in the value of the Group reporting currency (US dollar) against the Royal Dutch reporting currency (euro) lead to currency translation differences.

7	Investment in associated company

In October 2004, the Company, in conjunction with Shell Transport, invested in Shell RDS Holding B.V. (RDS Holding), a company incorporated in the Netherlands, in order to facilitate the proposed transaction through which each of the Company and Shell Transport will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. The Company and Shell Transport each own 50% of the ordinary share capital of RDS Holding. The Company has a 60% financial interest in RDS Holding, Shell Transport has a 40% financial interest in RDS Holding. RDS Holding has an interest of 100% in Royal Dutch Shell plc.

The aggregate amount of the paid up capital of RDS Holding at December 31, 2004 is €299.1 million.

8	Other receivables

	€ million
	Dec 31,	Dec 31,
	2004	2003
Dividend tax receivable	35	36
Other receivables	—	—

	35	36

9	Other liabilities

	€ million
	Dec 31,	Dec 31,
	2004	2003
Dividends	6	8
Accounts payable	6	2
Corporation tax	1	—

	13	10

10	Share capital

The authorised capital as laid down in the Articles of Association is expressed in euros and amounts to €1,792,000,000. The authorised share capital is divided into 3,198,800,000 ordinary shares with a par value of €0.56 each and 1,500 priority shares with a par value of €448 each. The movements in issued and paid-up capital during 2003 and 2004 were as follows:
Share capital

	Number of shares	€
Ordinary shares of N.fl.1.25/€0.56
At December 31, 2002	2,099,285,000	1,175,599,600
Cancelled during 2003	(15,785,000)	(8,839,600)

At December 31, 2003	2,083,500,000	1,166,760,000

Cancelled during 2004	(1,775,000)	(994,000)

At December 31, 2004	2,081,725,000	1,165,766,000

Priority shares of N.fl.1,000/€448
At December 31, 2002	1,500	672,000

At December 31, 2003	1,500	672,000

At December 31, 2004	1,500	672,000

Total ordinary and priority shares
At December 31, 2003	2,083,501,500	1,167,432,000

At December 31, 2004	2,081,726,500	1,166,438,000

On June 17, 2004, the board of directors of Royal Dutch announced that it will propose to its annual meeting of shareholders to be held on June 28, 2005 to abolish the priority shares.

11	Other statutory reserves

The other statutory reserves resulted from the redenomination in 2002 from guilders into euros of the nominal values of the shares.

12	Royal Dutch shares held by Group companies

The movements in 2004 in Royal Dutch shares held by Group companies were as follows:

		€ million
			Royal Dutch
			60% interest
			in the
	Number of shares	Book value	book value
At December 31, 2003	50,280,082	2,394	1,436
Purchases	12,184,414	501	301
Deliveries and other movements	545,456	(115)	(69)

At December 31, 2004	61,919,040	2,780	1,668

These movements relate to the granting and exercise of stock options and to other incentive compensation plans as mentioned in Note 23 of Part XIII of these Listing Particulars.

13	Earnings per share

The basic earnings per share amounts shown are related to profit after taxation and after deducting the 4% cumulative preference dividend on priority shares. The calculation uses a weighted average number of shares of 2,023,212,126 (2003: 2,036,687,755; 2002: 2,057,657,737 shares). This amount is based on outstanding shares, after deduction of shares held by Group companies in respect of stock options and other incentive compensation plans. For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

The diluted earnings per share are based on the same profit figures. For this calculation the weighted number of shares is increased by 2,283,163 for 2004 (2003: 674,210; 2002: 442,580). These numbers relate to share options schemes as mentioned above.

Amounts reported in previous years have been reclassified following the separate reporting of income from discontinued operations (see Note 2). The basic earnings per ordinary share from discontinued operations of the Royal Dutch/Shell Group of Companies amounted to €0.01 for 2003 (2002: €0.06). The diluted earnings per ordinary share from discontinued operations of the Royal Dutch/Shell Group of Companies amounted to €0.01 for 2003 (2002: €0.06).

Royal Dutch’s 60% interest in line items as derived from the Group Netherlands GAAP Financial Statements

	€ million	$ million
Balance Sheet
2004:
Current assets	27,212	37,109
Non current assets	57,381	78,250
Current liabilities	(26,691)	(36,398)
Non current liabilities	(18,548)	(25,294)
Minority interests in Group companies (60% of Group amount translated at year end rate)	(2,336)	(3,185)

Royal Dutch share of Group net assets	37,018	50,482

Other assets and liabilities of Royal Dutch	2,627

Net Assets	39,645

2003 (as restated):
Current assets	20,745	26,167
Non current assets	59,773	75,395
Current liabilities	(25,888)	(32,654)
Non current liabilities	(18,657)	(23,533)
Minority interests in Group companies (60% of Group amount translated at year end rate)	(1,624)	(2,049)

Royal Dutch share of Group net assets	34,349	43,326

Other assets and liabilities of Royal Dutch	2,846

Net Assets	37,195

Profit and Loss account
2004:
Sales proceeds (Revenue)	163,104	202,513
Operating profit	15,306	19,004
Income from continuing operations	7,958	9,882
Income from discontinued operations	754	936
Net income for the year	8,712	10,818
Distribution for the year	3,842	4,793

2003 (as restated):
Sales proceeds (Revenue)	142,345	158,333
Operating profit	11,412	12,694
Income from continuing operations	6,398	7,119
Income from discontinued operations	13	15
Net income for the year	6,411	7,134
Distribution for the year	2,868	3,396

2002 (as restated):
Sales proceeds (Revenue)	138,514	130,972
Operating profit	11,256	10,643
Income from continuing operations	5,957	5,610
Income from discontinued operations	119	112
Net income for the year	6,076	5,722
Distribution for the year	3,317	3,261

14	List of companies of the Royal Dutch/ Shell Group

A list of companies drawn up with due observance of the provisions in Articles 379 and 414, Book 2 of the Netherlands Civil Code, will at the moment that the Annual Accounts of the Company will be filed, be deposited at the office of the Commercial Register in The Hague.

15	Remuneration of members of the Supervisory Board and Managing Directors

For the amounts borne in 2004 by Royal Dutch and by the Royal Dutch/ Shell Group of Companies in respect of remuneration of the Managing Directors, reference is made to the relevant tables set out below.

Walter van de Vijver resigned as a Managing Director of Royal Dutch on March 3, 2004. The amount of remuneration he received whilst a Managing Director of the Company in 2004 is stated

in the tables set out below. His employment terminated with effect from September 1, 2004. From March 4, 2004 to August 31, 2004 an amount of €589,939 was borne by the Royal Dutch/ Shell Group of Companies in respect of the remuneration he received as an employee of the Group.

For the amounts borne in 2004 by Royal Dutch and by companies of the Royal Dutch/Shell Group in respect of remuneration of the members of the Supervisory Board, reference is made to the relevant table set out below. This table also includes amounts borne by companies of the Royal Dutch/Shell Group in respect of remuneration for two members of the Supervisory Board who served simultaneously as directors of these companies.

In addition to the pensions from a pension fund, ten former Managing Directors receive retirement benefits for duties performed by them simultaneously in the past as directors of Group companies, as referred to in the previous paragraph. These retirement benefits have not been insured but provisions have been made in respect thereof in accordance with applicable accounting principles.

The breakdown of these charges per former Managing Director is as follows:

	€
	2004	2003
Drs M.A. van den Bergh	67,071	145,893
A.P. Bénard	28,443	42,165
Ir. J.H. Choufoer	32,956	55,381
Ir. J.M.H. van Engelshoven	43,903	80,712
R.M. Hart	49,146	80,399
Drs C.A.J. Herkströter	48,833	101,043
Ir. H. de Ruiter	63,835	124,019
Ir. K. Swart	13,741	19,664
Ir. L.C. van Wachem	61,751	115,672
Ir. E.G.G. Werner	22,545	32,621

Total(a)	432,224	797,569

(a)	These amounts differ from actual relevant pensions paid.
Emoluments of Managing Directors of Royal Dutch in office during 2004

	€
					Payment
			Annual		following	Other
	Salaries		bonus(a)		severance	benefits(b)		Total
Jeroen van der Veer
2004	1,281,774	(c)	1,350,000		—	18,043		2,649,817
2003	1,120,000		0		—	11,502		1,131,502
2002	1,013,729		1,230,500	(d)	—	4,768		2,248,997

Malcolm Brinded
2004(e)	148,080		160,593	(f)	—	6,156		314,829
2003	800,000		0		—	23,707		823,707
2002(e)	372,500		428,375	(d)	—	2,210	(g)	803,085

Linda Cook
2004(h)	338,892		442,000		—	189,623		970,515

Rob Routs
2004	884,516		810,000		—	139,850		1,834,366
2003(i)	405,000		0		—	55,612		460,612

Walter van de Vijver
2004(j)	186,774		0		1,900,000	7,074		2,093,848
2003	842,500		0		—	26,060		868,560
2002	735,095		902,750		—	18,091	(k)	1,655,936

(a)	The annual bonus is included in the related performance year and not in the following year in which it is paid.

(b)	Includes social security premiums paid by the employer, employer’s contribution to the health insurance plan, where applicable school fees and other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

(c)	Jeroen van der Veer’s salary increase with effect from November 1, 2004 did not come into payment until 2005 and will therefore be reported in the 2005 Annual Report and Accounts.

(d)	Of which one-third was deferred under the Deferred Bonus Plan.

(e)	Malcolm Brinded was appointed as a Managing Director of Royal Dutch with effect from July 1, 2002 until March 3, 2004, therefore, where appropriate, the 2002 and 2004 emoluments are prorated.

(f)	Malcolm Brinded’s 2004 annual bonus amounted to £634,500 for the full year. His annual bonus from March 4, 2004 to December 31, 2004 has been listed in Note 13 of Part XV of these Listing Particulars. Sterling converted to euro at the quarterly average rate of exchange.

(g)	Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

(h)	Linda Cook was appointed as a Managing Director of Royal Dutch with effect from August 1, 2004, therefore, where appropriate, the 2004 emoluments are prorated. US dollar converted to Euro at the monthly average rate of exchange.

(i)	Rob Routs was appointed as a Managing Director of Royal Dutch with effect from July 1, 2003, therefore, where appropriate, the 2003 emoluments are prorated.

(j)	Walter van de Vijver resigned as a Managing Director of Royal Dutch on March 3, 2004, therefore, where appropriate, the 2004 emoluments are prorated.

(k)	Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.
Deferred Bonus Plan

						Total number
					Average	of deferred
	Number of deferred	Deferred	Market price		market price of	bonus and
	bonus and	bonus shares	of deferred		dividend shares	dividend shares
	dividend shares	awarded	bonus shares	Dividend	paid during	under award
	under award as at	during the	at award(b)	shares accrued	the year(d)	as at December 31,
	January 1, 2004	year(a)	€	during the year(c)		€2004
Jeroen van der Veer
2003 award	11,695	—	36.66	503	41.71	12,198
2002 award	3,710	—	60.09	159	41.71	3,869

Awards made in 2002 and 2003 refer to the portion of the 2001 and 2002 annual bonus which was deferred in 2002 and 2003 and their related accrued dividends. In 2004 there was no opportunity for Managing Directors of Royal Dutch to defer any of their 2003 bonuses into the Deferred Bonus Plan, as no 2003 bonuses were awarded.
Due to his appointment as executive director of Shell Transport in 2004 Malcolm Brinded’s Deferred Bonus Plan interests have been reported in Note 13 of Part XV of these Listing Particulars.

(a)	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no in beneficial ownership. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of the Managing Directors of Royal Dutch table above.

(b)	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

(c)	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded.

(d)	The market price shown is the average at the date of the 2003 final and 2004 interim annual dividends paid during the year: €41.08 and €42.34, respectively.

Stock Options

	Number of options
										Expected			Realised
					Exercised					value of	Realisable		gains on
					(cancelled/					the 2004	gains as at		stock
			Granted		lapsed)	At	Exercise			stock options	Dec 31,		options
	At Jan 1,		during		during the	Dec 31,	price(a)	Exercisable	Expiry	grant(b)	2004(c)		exercised
Royal Dutch	2004		the year		year	2004	€	from date	date	€	€		€

Jeroen van der Veer	40,850		—		—	40,850	41.16	22.12.01	21.12.08	—	48,612		—
	33,750		—		—	33,750	59.54	23.03.03	22.03.10	—	0		—
	80,000		—		(40,000)	40,000	62.60	26.03.04	25.03.11	—	0		—
	105,000		—		—	105,000	62.10	21.03.05	20.03.12	—	—		—
	150,000		—		—	150,000	36.81	19.03.06	18.03.13	—	—		—
	—		150,000		—	150,000	41.29	07.05.07	06.05.14	1,362,570	—		—
Linda Cook	—		106,300	(d)	—	106,300	42.67	05.11.07	04.11.14	997,881	—		—
Rob Routs	20,000		—		—	20,000	41.16	22.12.01	21.12.08	—	23,800		—
	18,000		—		—	18,000	59.54	23.03.03	22.03.10	—	0		—
	50,000		—		—	50,000	62.10	21.03.05	20.03.12	—	—		—
	49,400		—		—	49,400	36.81	19.03.06	18.03.13	—	—		—
	50,066		—		—	50,066	40.95	19.08.06	18.08.13	—	—		—
	—		115,000		—	115,000	41.29	07.05.07	06.05.14	1,044,637	—		—
Walter van de Vijver(e)	10,000		—		—	10,000	48.92	11.12.00	10.12.07	—	0		—
	20,000		—		—	20,000	41.16	22.12.01	21.12.08	—	23,800		—
	24,000		—		—	24,000	59.54	23.03.03	31.08.09	—	0		—
	7,500		—		—	7,500	68.73	23.08.03	31.08.09	—	0		—
	40,000		—		(20,000)	20,000	62.60	26.03.04	31.08.09	—	0		—
	75,000		—		—	75,000	62.10	21.03.05	31.08.09	—	—		—
	115,000		—		—	115,000	36.81	19.03.06	31.08.09	—	—		—
Maarten van den Bergh(f)	37,950		—		—	37,950	41.16	22.12.01	29.06.05	—	45,161		—

Royal Dutch(g)							$		€

Linda Cook(h)	13,087	(i)	—		—	13,087	54.31	05.03.99	05.03.08	—	29,462	(j)	—
	23,000	(i)	—		—	23,000	43.50	04.03.00	04.03.09	—	234,099	(j)	—
	45,000		—		—	45,000	52.08	01.03.01	01.03.10	—	174,892	(j)	—
	2,175		—		—	2,175	56.33	21.04.01	21.04.10	—	1,675	(j)	—
	70,000		—		(26,250)	43,750	60.75	08.03.02	07.03.11	—	0		—
	70,000		—		—	70,000	54.35	21.03.03	20.03.12	—	155,533	(j)	—
	70,500		—		—	70,500	40.64	19.03.04	18.03.13	—	865,419	(j)	—

Shell Canada Limited							CAD						€

Linda Cook(d)	120,000		—		(120,000)	0	62.55	28.01.04	26.07.04	—	—		23,710	(k)
Rob Routs(l)	7,500		—		(7,500)	0	17.83	29.01.97	28.01.07	—	—		230,659	(m)
	24,000		—		(24,000)	0	23.50	27.01.98	26.01.08	—	—		646,619	(n)
Due to his appointment as a Managing Director of Shell Transport in 2004 Malcolm Brinded’s stock options interests have been reported in Note 13 of Part XV of these Listing Particulars.

(a)	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (no discount).

(b)	The expected values of the 2004 stock options grants have been calculated on the basis of the Black-Scholes model valuations provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value is equal to 22% of the face value of the grant.

(c)	Represents the value of unexercised stock options at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Royal Dutch shares at December 31, 2004, and multiplied by the number of shares under option at December 31, 2004. The actual gain, if any, a Managing Director will realise, will depend on the market price of the Royal Dutch shares at the time of exercise.

(d)	As CEO of Shell Canada Limited (SCL) Linda Cook was awarded 120,000 options in January 2004. Half of these options were subject to performance conditions. Upon her appointment as a Managing Director of Royal Dutch, Linda Cook was prohibited from exercising any SCL options. All the SCL options were therefore cancelled on Monday July 26, 2004. Linda Cook was paid a cash equivalent to the paper value of 10,000 of the non-performance related shares, on the basis that Linda Cook had qualified for 1/6th of these options on a time prorated basis. She also received a replacement grant of 106,300 options over Royal Dutch shares in respect of the potential value of the options cancelled, in relation to both the remaining performance related shares and the non-performance related shares, offset by the cash payment to her.

(e)	Upon Walter van de Vijver’s termination of employment on September 1, 2004, the exercise terms of his remaining stock options have been shortened so that they expire five years after the termination of his employment, on

August 31, 2009, or earlier if their original expiry date is prior to August 31, 2009. Walter van de Vijver did not receive any stock option grants in 2004.

(f)	Maarten van den Bergh holds share options relating to his former service with the Group.

(g)	Options over Royal Dutch New York shares.

(h)	During her employment with the Group and prior to her appointment as Chief Executive Officer of Shell Canada Limited Linda Cook was awarded US-dollar based options and Stock Appreciation Rights, as well as 14,000 conditional Royal Dutch ordinary shares on October 1, 2002; the latter will be released on October 1, 2005.

(i)	Stock Appreciation Rights with an entitlement to receive any gain upon exercise in either cash or shares.

(j)	US dollar converted to euro at the year-end rate of exchange.

(k)	The exercise price was CAD 66.36. Canadian dollar converted to euro at the mean rate of exchange on the day of exercise.

(l)	Rob Routs’ Shell Canada Limited stock options were awarded to him in 1997 and 1998, when he was a Shell Canada executive.

(m)	The price at which the options were exercised was CAD 66.65. Canadian dollar converted to euro at the mean rate of exchange on the day of exercise.

(n)	The price at which the options were exercised was CAD 66.27. Canadian dollar converted to euro at the mean rate of exchange on the day of exercise.

Long-Term Incentive Plan (LTIP)

		Performance						Expected
		shares	Released					value
		conditionally	(cancelled/		Market			of the 2004	Theoretical
		awarded	lapsed)		price at	Start of	End of	performance	gains as
	At Jan 1,	during	during the	At Dec 31,	date of	performance	performance	shares	at Dec 31,
	2004	the year	year	2004	award(a)	period	period	award(b)	2004(c)
					€			€	€
Jeroen van der Veer
2004	—	63,211	—	63,211	41.29	01.01.04	31.12.06	1,122,292	—
2003	57,142	—	—	57,142	40.95	01.01.03	31.12.05	—	0

Rob Routs
2004	—	43,594	—	43,594	41.29	01.01.04	31.12.06	773,998	—
2003	39,560	—	—	39,560	40.95	01.01.03	31.12.05	—	0

Walter van de Vijver(d)
2003	43,956	—	(43,956)	—	40.95	01.01.03	31.12.05	—	—
Due to his appointment as a Managing Director of Shell Transport in 2004 Malcolm Brinded’s LTIP interests have been reported in Note 13 of Part XV of these Listing Particulars.

(a)	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares are determined in accordance with the Plan rules.

(b)	The expected values of the conditional performance shares awards have been calculated on the basis of a standard valuation approach provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value based on this approach is equal to 43% of the face value of the award.

(c)	Represents the value of the conditional performance shares under the LTIP at the end of the financial year, which is calculated by multiplying the fair market value of Royal Dutch shares, at December 31, 2004, by the number of shares under the LTIP that would vest based on the achievement of performance conditions up to December 31, 2004.

(d)	Walter van de Vijver resigned as a Managing Director of Royal Dutch on March 3, 2004. and his employment contract terminated on September 1, 2004. None of the conditional award of Royal Dutch shares made to him in August 2003 under the Long Term Incentive Plan vested. He did not receive any further Long-Term Incentive Plan awards in 2004.
Pensions

				Increase		Accumulated		Pension		Pension
		Years of		in accrued		annual		premium 2004		premium 2003
		Group		pension		pension as at		paid by		paid by
	Age as at	service as at		during 2004		Dec 31, 2004		employer		employer
	Dec 31, 2004	Dec 31, 2004		€ thousand		€ thousand		€ thousand		€ thousand

Jeroen van der Veer(a)	57	33		102		777		256		171
Malcolm Brinded(b)	51	30		—		—		46	(c)	622	(d)
Linda Cook(e)	46	24		21	(f)	324	(g)	8	(h)	—
Rob Routs	58	26		54		506		177		81	(i)
Walter van de Vijver	49	25	(j)	10		385		120	(k)	129

(a)	Jeroen van der Veer’s salary increase with effect from November 1, 2004 did not come into payment until 2005. The pension figures in the 2005 Annual Report and Accounts will reflect this increase.

(b)	Malcolm Brinded resigned as a Managing Director of Royal Dutch on March 3, 2004 and was appointed Managing Director of Shell Transport on the same date. Therefore his pension figures for the full year 2004 have been disclosed in Note 13 of Part XV of these Listing Particulars.

(c)	Represents pension premium paid by the employer up to March 3, 2004. Sterling converted to euro at the quarterly average rate of exchange.

(d)	As a result of the 2002 valuation of the SOCPF fund the Actuary requested that an additional one-time company contribution to the fund be paid. The amount stated comprises the basic pension increase and a prorated amount relating to this additional employer contribution. Sterling converted to euro at the average quarterly rate of exchange.

(e)	Linda Cook was appointed a Managing Director of Royal Dutch with effect from August 1, 2004, therefore, where appropriate, the 2004 pension figures are with effect from this date.

(f)	Includes an accrued pension increase and a movement in the exchange rate between the US dollar and euro over the period disclosed; US dollar converted to euro at the quarterly average rate of exchange.

(g)	US dollar converted to euro at the year-end rate of exchange.

(h)	US dollar converted to euro at the quarterly average rate of exchange. In addition, the Company contributed €42,650 based on the quarterly average exchange rate to the Shell Provident Fund for US employees and the Senior Executive Group Deferral Plan, which both are defined contribution plans.

(i)	The 2003 pension premium paid by the employer is reflective of Rob Routs’ appointment as a Managing Director of Royal Dutch with effect from July 1, 2003.

(j)	As at August 31, 2004.

(k)	The 2004 pension premium paid by the employer is reflective of Walter van de Vijver’s termination of employment on September 1, 2004.
Emoluments of the Supervisory Board

	€
	2004	2003	2002
Aad Jacobs
Chairman’s fee	15,000	15,000	5,750
Supervisory Board fees	55,000	55,000	46,000
Committee fees	7,000	7,000	7,000

	77,000	77,000	58,750

Maarten van den Bergh
Supervisory Board fees	55,000	55,000	46,000
Committee fees	10,500	7,000	7,000
Holding Company fees(a)	27,968	27,711	29,021

	93,468	89,711	82,021

Wim Kok
Supervisory Board fees	55,000	27,500	—
Committee fees	7,000	3,500	—

	62,000	31,000	—

Aarnout Loudon
Supervisory Board fees	55,000	55,000	46,000
Committee fees	14,000	14,000	14,000

	69,000	69,000	60,000

Hubert Markl
Supervisory Board fees	55,000	55,000	23,000
Committee fees	7,546	—	—

	62,546	55,000	23,000

Christine Morin-Postel(b)
Supervisory Board fees	27,500	—	—
Committee fees	3,500	—	—

	31,000	—	—

Lawrence Ricciardi
Supervisory Board fees	55,000	55,000	46,000
Committee fees	7,000	3,500	—
Intercontinental travel fees	28,500	21,375	—

	90,500	79,875	46,000

	€
	2004	2003	2002
Henny de Ruiter(c)
Supervisory Board fees	27,500	55,000	46,000
Committee fees	7,000	14,000	10,500
Holding Company fees(a)	13,984	27,711	29,021

	48,484	96,711	85,521

The information in this table is subject to audit.

(a)	Maarten van den Bergh and Henny de Ruiter received fees from the Group Holding Companies in respect of duties performed by them as directors of these companies.

(b)	Appointed as from July 1, 2004.

(c)	Retired on June 30, 2004.

16	Employee numbers

Royal Dutch did not have any employees at December 31, 2004 or December 31, 2003. The Managing Directors of Royal Dutch have a contract of employment with Group companies.

17	Reconciliation between Netherlands GAAP and US GAAP

	€			€ million
	Basic earnings per ordinary share			Net income			Net assets

								Dec 31,
		2003	2002		2003	2002	Dec 31,	2003
	2004	As restated	As restated	2004	As restated	As restated	2004	As restated
In accordance with Netherlands GAAP	4.31	3.15	2.96	8,713	6,418	6,091	39,645	37,195
Adjustments for US GAAP:
Goodwill amortisation	0.04	0.04	0.04	81	90	76	200	137
Cumulative effect of change in accounting for asset retirement obligations		0.07			141
Recoverability of assets
Impairments	0.11			220			200
Reversal of impairments	(0.11)			(226)			(206)

In accordance with US GAAP	4.35	3.26	3.00	8,788	6,649	6,167	39,839	37,332

less: Interest income less expenses and tax				(1)	(7)	(15)
less: Current assets less current liabilities							(2,627)	(2,846)

Share in net income and net assets in companies of the Royal Dutch/Shell Group (US GAAP)				8,787	6,642	6,152	37,212	34,486

Exchange rate (euro/$)				0.81	0.90	1.06	0.73	0.79
				$ million
Share in net income and net assets in companies of the Royal Dutch/Shell Group (see Note 30 of the Group Financial Statements)				10,910	7,387	5,794	50,746	43,498

The table above reconciles Royal Dutch’s net income and net assets under Netherlands GAAP to US GAAP. In addition, the table shows the adjustments necessary to reconcile Royal Dutch’s net income and net assets under US GAAP to its 60% share of Group net income and net assets (as shown in Note 30 to Part XIII of these Listing Particulars). These adjustments consist of the elimination of Parent Company net assets and net income, which are not included in the net assets or net income of the Royal Dutch/Shell Group of Companies, and currency translation.

The differences affecting basic earnings per share, net income and net assets between Netherlands GAAP, as applied to the preparation of this Financial Information (and after giving effect to the restatement described in Note 3) and US GAAP are as follows:

(i)	goodwill

Under US GAAP, goodwill is not amortised but is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

(ii)	asset retirement obligations

Under US GAAP, a change in accounting for asset retirement obligations in 2003, was accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP was reported as an adjustment to the opening balance of net assets and, due to the absence of comparative data, net income for prior years was not restated.

(iii)	recoverability of assets

(a)	impairments: Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under Netherlands GAAP;

(b)	reversals of impairments: Under US GAAP impairments are not reversed. Under Netherlands GAAP, a favourable change in the circumstances which resulted in an impairment would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.

18	Contingencies and litigation

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period, and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of Royal Dutch is unable to estimate a range of possible losses or any minimum loss. Management of Royal Dutch will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (“ERISA”). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey state federal court demand Group management and structural changes and seek unspecified damages from current and former members of the boards of directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Royal Dutch does not believe that the resolution of these suits will have a material adverse effect on Royal Dutch’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Group companies and fully included in the Income Statement of the Group. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of Royal Dutch cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

PART XV
FINANCIAL INFORMATION RELATING TO SHELL TRANSPORT

2002, 2003 and 2004 audited financial information prepared in accordance with UK GAAP with US GAAP reconciliation
Basis of financial information

The financial information contained in this Part XV does not constitute statutory accounts within the meaning of section 240 of the Companies Act. The financial information contained in this Part XV for each of the three years ended 31 December 2002, 2003 and 2004, prepared in accordance with UK GAAP with a reconciliation to US GAAP, has been extracted, without material adjustment, from the financial statements of Shell Transport included in the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2004 filed with the SEC except for the balance sheet as at 31 December 2002, which has been extracted, without material adjustment, from the financial statements of Shell Transport included in the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2003 filed with the SEC on 7 March 2005.
The financial statements of Shell Transport included in the annual reports on Form 20-F of Royal Dutch and Shell Transport for the years ended 31 December 2003 and 31 December 2004 together with the audit reports thereon are incorporated by reference into this document. PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH, UK has issued unqualified audit opinions on the financial statements of Shell Transport included in the annual reports on Form 20-F of Royal Dutch and Shell Transport for each of the three years ended 31 December 2002, 2003 and 2004.
In this Part XV, “Parent Companies” means Royal Dutch and/or Shell Transport.

PROFIT AND LOSS ACCOUNTS

		£ million
	Note	2004	2003	2002
Income from shares in companies of the Royal Dutch/Shell Group	4	1,735.4	1,361.5	1,403.2
Interest and other income		7.2	5.6	5.4

		1,742.6	1,367.1	1,408.6
Administrative expenses		(7.0)	(4.4)	(4.2)

Profit on ordinary activities before taxation		1,735.6	1,362.7	1,404.4
Tax on profit on ordinary activities	5	(0.1)	(0.3)	(0.4)

Distributable profit for the year		1,735.5	1,362.4	1,404.0

			As restated	As restated
Distributable profit for the year		1,735.5	1,362.4	1,404.0
Share of earnings retained by companies of the Royal Dutch/Shell Group	2,7	2,203.8	1,576.7	1,140.7

Earnings for the year attributable to shareholders		3,939.3	2,939.1	2,544.7

From continuing operations	4	3,598.5	2,932.9	2,494.8
From discontinued operations	4	340.8	6.2	49.9

Aggregate dividends paid and proposed		1,633.2	1,523.1	1,475.0

		pence
			2003	2002
		2004	As restated	As restated
Earnings per 25p Ordinary share(a)
Distributable profit for the year	6	18.3	14.3	14.6

Distributable profit for the year		18.3	14.3	14.6
Share of earnings retained by companies of the Royal Dutch/Shell Group	2	23.2	16.5	11.9

Earnings for the year attributable to shareholders		41.5	30.8	26.5

From continuing operations	4	37.9	30.7	26.0
From discontinued operations	4	3.6	0.1	0.5

(a)	Of the earnings per share amounts shown above, those relating to earnings for the year attributable to shareholders are, in the opinion of the directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies.

BALANCE SHEETS

			£ million
			Dec 31,	Dec 31,
		Dec 31,	2003	2002
	Note	2004	As restated	As restated
Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	7	17,452.6	16,200.6	14,959.0
Other investments	8	82.6	—	—
Current assets
Debtors:
Dividends receivable from companies of the Royal Dutch/Shell Group		970.1	1,140.3	1,263.7
Other debtors		0.3	0.1	0.1

		970.4	1,140.4	1,263.8
Cash at bank:
Short-term deposits		203.0	86.8	89.9
Cash		0.6	0.3	0.4

		1,174.0	1,227.5	1,354.1

Total Assets		18,709.2	17,428.1	16,313.1

Creditors: amounts due within one year
Amounts due to companies of the Royal Dutch/ Shell Group		(0.9)	(0.8)	(1.1)
Corporation tax		—	(0.2)	(0.2)
Unclaimed dividends		(10.9)	(10.2)	(9.5)
Other creditors and accruals		(2.7)	(2.2)	(2.3)
Preference dividends accrued		(0.3)	(0.3)	(0.3)
Ordinary dividend proposed		(1,029.9)	(932.9)	(899.1)

		(1,044.7)	(946.6)	(912.5)

Net current assets		129.3	280.9	441.6

Total assets less current liabilities		17,664.5	16,481.5	15,400.6

Capital and reserves
Equity interests:
Called-up share capital; Ordinary shares	9	2,406.2	2,416.9	2,416.9
Capital redemption reserve	10	79.7	69.0	69.0
Revaluation reserve	7	14,952.9	13,700.9	12,459.3
Profit and Loss Account		213.7	282.7	443.4

		17,652.5	16,469.5	15,388.6

Non-equity interests
Called-up share capital:
First Preference shares		2.0	2.0	2.0
Second Preference shares		10.0	10.0	10.0

		12.0	12.0	12.0

Shareholders’ funds	11	17,664.5	16,481.5	15,400.6

STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

£ million
			2003	2002
	Note	2004	As restated	As restated
Distributable profit for the year		1,735.5	1,362.4	1,404.0
Unrealised surplus/(deficit) on revaluation of investments in companies of the Royal Dutch/ Shell Group	7	1,252.0	1,241.6	(529.1)

Total recognised gains and losses relating to the year		2,987.5	2,604.0	874.9

STATEMENTS OF RETAINED PROFIT

£ million
		2004	2003	2002
Distributable profit for the year		1,735.5	1,362.4	1,404.0
Distributable retained profit at beginning of year		282.7	443.4	884.0

		2,018.2	1,805.8	2,288.0
Dividends on non-equity shares:	9
First Preference shares		(0.1)	(0.1)	(0.1)
Second Preference shares		(0.7)	(0.7)	(0.7)

		(0.8)	(0.8)	(0.8)

		2,017.4	1,805.0	2,287.2

Dividends on equity shares:	9
25p Ordinary shares
Interim of 6.25p in 2004, 6.10p in 2003 and 5.95p in 2002		(603.7)	(589.7)	(578.0)
Second interim of 10.7p in 2004, second interim of 9.65p in 2003 and 9.30p in 2002		(1,029.9)	(932.9)	(899.1)
Reduction due to share buyback and unclaimed dividends		1.2	0.3	2.9

		(1,632.4)	(1,522.3)	(1,474.2)

Share repurchase including expenses		(171.3)	—	(369.6)

Distributable retained profit at end of year		213.7	282.7	443.4

STATEMENTS OF CASH FLOWS

£ million
	2004	2003	2002
Returns on investments and servicing of finance
Dividends received from companies of the Royal Dutch/Shell Group	1,905.6	1,484.9	1,838.8
Interest received	7.0	5.6	5.6
Preference dividends paid	(0.8)	(0.8)	(0.8)
Other	(5.8)	(3.8)	(3.7)

Net cash inflow from returns on investments and servicing of finance	1,906.0	1,485.9	1,839.9

Taxation
Tax paid	(0.3)	(0.3)	(0.6)
Capital expenditure and financial investment
Other investments	(82.6)	—	—
Equity dividends paid
Ordinary shares	(1,535.4)	(1,488.5)	(1,447.6)
Management of liquid resources (short-term deposits)
Net cash inflow/(outflow) from management of liquid resources	(116.2)	3.1	(22.4)
Financing
Repurchase of share capital, including expenses	(171.3)	—	(369.6)
Net (decrease)/increase in amounts due to companies of the Royal Dutch/Shell Group	0.1	(0.3)	0.1

Net cash outflow from financing	(171.2)	(0.3)	(369.5)

Increase/(Decrease) in cash	0.3	(0.1)	(0.2)
Cash at January 1	0.3	0.4	0.6

Cash at December 31	0.6	0.3	0.4

Net debts, being amounts due to the companies of the Royal Dutch/ Shell Group less cash, decreased during 2004 from £0.5 million to £0.3 million (2003: net debts decreased from £0.7 million to £0.5 million).
The Company adopts a policy of minimising cash holdings whilst ensuring that operating costs, the financing of dividend payments and funding of the Company’s share buyback programme, are met. The Company’s debtors and creditors are short term and are all denominated in sterling.
At December 31, 2004 the Company had £203.0 million (2003: £86.8 million) on short-term deposit with third-party banks. The fixed interest rate earned on these sterling deposits at year-end was 4.79% (2003: 3.4%). The carrying amount and fair value of these deposits are the same.

NOTES TO FINANCIAL INFORMATION
1        The Company

The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as “the Group”.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

Unification Proposal

On October 28, 2004, the Royal Dutch and Shell Transport Boards announced that they had unanimously agreed to propose to their shareholders a transaction (the “Transaction”) through which each Parent Company will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”). Reflecting the existing 60:40 ownership by Royal Dutch and Shell Transport of the Group, it is proposed that Royal Dutch shareholders will be offered 60% of the ordinary share capital in Royal Dutch Shell and Shell Transport shareholders will receive 40% of the ordinary share capital in Royal Dutch Shell. To implement the proposal, it is intended that (i) Royal Dutch Shell will make an offer to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares or American depositary shares (“ADSs”) representing Royal Dutch Shell Class A ordinary shares and (ii) Royal Dutch Shell will become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement” under section 425 of the UK Companies Act 1985, as amended. As a result of the scheme of arrangement, holders of Shell Transport Ordinary shares (and holders of Shell Transport bearer warrants) will receive Royal Dutch Shell Class B ordinary shares and holders of Shell Transport ADSs will receive ADSs representing Royal Dutch Shell Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. Class A ordinary shares and Class B ordinary shares will have identical rights upon a liquidation of Royal Dutch Shell, and dividends declared on each will be equivalent in amount. However, for tax purposes, holders of Class A ordinary shares will receive Dutch source dividends, while holders of Class B ordinary shares will receive dividends that are UK source to the extent that these dividends are paid through a dividend access mechanism to be established. Implementation of the Transaction will be the subject of appropriate consultation with relevant employee representative bodies as required as well as the satisfaction of certain other conditions. It is currently expected that the Transaction will be completed in July 2005.
2        Accounting policies and convention

The Financial Information herein has been prepared in accordance with accounting principles generally accepted in the United Kingdom. They have been prepared under the historical cost convention modified by the revaluation of the investments in companies of the Royal Dutch/ Shell Group (see Note 7). The disclosures described in Note 4 have been derived from Part XIII of these Listing Particulars.

The 2003 Annual Report on Form 20-F and the Financial Statements of Shell Transport contained therein has been re-filed to account for the impact of the Second Reserves Restatement (see Note 3). The 2003 Annual Report and Accounts have not been re-filed at United Kingdom Companies House and therefore the 2004 Annual Report and Accounts will include additional disclosures on the impact of the Second Reserves Restatement on opening shareholders’ funds. Statutory accounts for comparative periods have been delivered to United Kingdom Companies House and the Company’s auditors issued an unqualified report on those accounts. As of 29 March 2005, the date on which the auditors made a report on the annual report on Form 20-F of Royal Dutch and Shell Transport for the year ended 31 December 2004, the auditors had not yet made a report under section 235 of the Companies Act in relation to the 2004 Annual Report and Accounts. On 27 April 2005, the auditors made an unqualified report under section 235 of the Companies Act in relation to the 2004 Annual Report and Accounts which have not yet been delivered to the Registrar of Companies.

The Company records income from shares in Group companies, in the form of dividends, in its Profit and Loss Account. The Company’s investments in Group companies comprises a 40% interest in the Group’s net assets. An amount equal to 40% of the net assets of the Group, as presented in the Group Financial Information in accordance with Netherlands GAAP, included in Part XIII of these Listing Particulars, is included in the Company’s Financial Information as the directors’ valuation of this investment. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to the Revaluation Reserve.

The Financial Information of Shell Transport is reported in pounds sterling, while the Netherlands GAAP Financial Information of the Royal Dutch/ Shell Group, included in Part XIII of these Listing Particulars is reported in US dollars. Notes 4, 7 and 14 to this Financial Information contain currency translation of certain items presented in US dollars in the Netherlands GAAP Financial Information of the Royal Dutch/Shell Group, included in Part XIII of these Listing Particulars into pounds sterling.

References are made to the Netherlands GAAP Financial Information of the Royal Dutch/ Shell Group of Companies in these Notes to facilitate an understanding of the relationships between the Financial Information of Shell Transport and the Netherlands GAAP Financial Information of the Royal Dutch/ Shell Group of Companies, particularly as they relate to Shell Transport’s 40% interest in net income and net assets of companies of the Royal Dutch/ Shell Group of Companies.

Other fixed asset investments are held at historical cost.

Under a 2002 EU Regulation, publicly-listed companies in the European Union will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from 2005. The 2005 Financial Statements of the Group or, subject to completion of the transaction described in Note 1, of its successor, will be prepared under IFRS and will include comparative data for 2004, together with reconciliations to opening balances as at January 1, 2004 and to 2004 data previously published in accordance with accounting principles generally accepted in the United States (US GAAP). With effect from January 1, 2005 Shell Transport intends to prepare its Financial Statements under International Financial Reporting Standards.

3        Restatement of previously issued Financial Statements

First Reserves Restatement

On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and natural gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (collectively, the First Half Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes debooked as of December 31, 2002 as part of the First Reserves Restatement had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. The effects of the First Reserves Restatement were reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F as originally filed with the Securities & Exchange Commission (SEC) on June 30, 2004.

Following the January 9, 2004 announcement of the initial reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration. Based largely on the Davis Polk & Wardwell report, the Parent Companies, Royal Dutch and Shell Transport, determined that the principal causes that permitted the initial booking and maintenance of the volumes impacted by the First Reserves Restatement as proved reserves are as follows:

—	the Group’s guidelines for booking proved reserves were inadequate in several respects, including (i) containing inconsistencies with the SEC’s rules and published guidance relating to proved reserves and (ii) failing to clearly and sufficiently impart these requirements and guidance to users of the guidelines. In addition, users of the guidelines in certain cases misapplied or disregarded SEC rules and published guidance and in some cases only applied changes in the guidelines prospectively rather than retrospectively. There was also insufficient knowledge and training among users of the guidelines of the SEC requirements relating to proved reserves;

—	executives and employees encouraged the booking of proved reserves, while discouraging the debooking of previously booked reserves. This fostered an atmosphere that failed to emphasise the paramount importance of the compliance element of proved reserves decisions; and

—	there were other material weaknesses in the Group’s controls relating to the booking of proved reserves, including insufficient resources allocated to the Group Reserves Auditor and Group Reserves Co-ordinator functions, a lack of clarity in the allocation of responsibilities between the Group Reserves Auditor and the Group Reserves Co-ordinator and a lack of direct reporting responsibility of the Group Reserves Auditor to the Group internal audit function and of the business chief financial officers to the Group Chief Financial Officer.

Second Reserves Restatement

On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003, (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1,371 million boe of oil and natural gas that were reported as at December 31, 2003 and further restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements of the Group (the Second Reserves Restatement and, together with the First Reserves Restatement, the Reserves Restatements) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes debooked as of December 31, 2003 as part of the Second Reserves Restatement had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves. The effects of the Second Reserves Restatement are reflected in the information for 2003 and 2002 presented in the Financial Information of the Group, included in Part XIII of these Listing Particulars. These effects were also reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.

Second Financial Restatement

In view of the inappropriate overstatement of unaudited proved reserves information resulting in the Second Reserves Restatement, it was determined to restate the Financial Statements of the Group and each of the Parent Companies for the year ended December 31, 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements (as announced on February 3, 2005). This overstatement of unaudited proved reserves information had the effect of understating the depreciation, depletion and amortisation charges in the Financial Statements of the Group related to Exploration & Production in each of the years covered by the Second Financial Restatement. As capitalised costs relating to Exploration & Production were amortised across fewer proved reserves (following the Second Reserves Restatement), depreciation, depletion and amortisation associated with annual production volumes increased proportionally.

The effect of the Second Financial Restatement was to reduce the Company’s earnings for the year attributable to shareholders in 2003 by £35.5 million (2002: £15.6 million), and to reduce the previously reported net assets of the Company as at December 31, 2003 by £78.6 million (2002: £41.8 million). There was no impact on the Profit and Loss Account of the Company (2002: nil). The effect of the Second Financial Restatement was not significant to the Directors’ valuation of the Company’s investment in Group companies and is reflected in the information for 2003 and 2002 presented in this Financial Information. The effect is also reflected in the Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.

The effect of the above change on the Company’s investments, is as follows:

	£ million
	2003	2002
Investments as previously stated	16,279.2	15,000.8
Oil and gas reserves related adjustments:
Second Reserves Restatement	(78.6)	(41.8)

Restated investments	16,200.6	14,959.0

There is an equivalent effect on the Revaluation Reserve, which is reflected in the Company’s share of earnings retained by companies of the Royal Dutch/ Shell Group. There is no impact on the Company’s distributable profit.
4        Share in the income and assets of Group companies

Shell Transport’s share in certain items relating to the two Group Holding Companies is set out below. These companies own directly or indirectly the investments, which, with them, comprise the Group. The following supplementary information has therefore been provided in respect of Group Holding Companies in the aggregate and is derived from the Group Financial Information included in Part XIII of these Listing Particulars.

	£ million
		2003
	2004	As restated(a)
Fixed assets	24,016.2	25,646.6
Current assets including other long-term assets	15,867.0	12,330.7
Current liabilities	(12,584.3)	(12,210.7)
Long-term liabilities	(3,457.0)	(3,400.1)
Provisions	(5,287.9)	(5,399.7)

	£ million
		2003	2002
	2004	As restated(a)	As restated(a)
Sales proceeds	73,742.4	65,205.3	58,232.8
Sales taxes, excise duties and similar levies	(15,803.2)	(16,191.3)	(14,628.2)

Net proceeds	57,939.2	49,014.0	43,604.6

Operating profit after net currency gains/losses	6,911.7	5,170.4	4,725.6
Interest and other income	372.5	486.1	199.5
Interest expense	(265.2)	(327.2)	(344.4)

Income before taxation	7,019.0	5,329.3	4,580.7
Taxation	(3,283.8)	(2,310.1)	(2,040.0)
Minority interests	(136.8)	(87.2)	(46.7)

Income from continuing operations	3,598.4	2,932.0	2,494.0
Income from discontinued operations, net of tax	340.8	6.2	49.9

Net income for the year	3,939.2	2,938.2	2,543.9

$ million
Net income for the year(b)	7,212	4,757	3,814

(a)	See Note 2 of Part XIII of these Listing Particulars.

(b)	See Note 38 of Part XIII of these Listing Particulars.

This supplementary information has been calculated in conformity with the accounting policies of the Group Financial Information set out in Note 3 of Part XIII of these Listing Particulars and as adjusted in Note 31 of Part XIII of these Listing Particulars to conform with Netherlands GAAP. These policies differ in certain respects from accounting principles generally accepted in the UK. If this supplementary information was presented in conformity with accounting principles generally accepted in the UK, the impact on net assets at December 31, 2004 would not be significant, although current assets including other long-term assets would increase by approximately £0.3 billion (2003: £0.4 billion), fixed assets would decrease by approximately £0.6 billion (2003: £0.8 billion), long-term liabilities would decrease by approximately £0.1 billion (2003: £0.2 billion) and provisions would decrease by approximately £0.4 billion (2003: £0.6 billion). The impact on net income for the year is not significant. Shell Transport’s distributions from Group companies were as follows:

	£ million
	2004	2003	2002
Distributions from Group companies	1,735.4	1,361.5	1,403.2

$ million
Distributions from Group companies(a)	3,196	2,264	2,174

(a)	See Note 38 of Part XIII of these Listing Particulars.

The Group separately reports income from discontinued operations (see Note 32 to the Netherlands GAAP section of Part XIII of these Listing Particulars). As a consequence, the Company’s earnings for the year attributable to shareholders and the related earnings per share have been separately identified between discontinued and continuing operations.
5        Tax on profit on ordinary activities

	£ million
	2004	2003	2002
Corporation tax at 30% (2003 and 2002: 30%) in respect of interest income less administrative expenses	0.1	0.3	0.4

No taxation liability arises in respect of income from shares in companies of the Group as this income consists of a distribution, which is not subject to taxation, from a UK resident company. Consequently, the effective tax rate is substantially lower than the UK Corporation tax rate of 30%.

Shell Transport’s share of taxation borne by Group and associated companies is given in Note 4.
6        Earnings per share

The basic earnings per share amounts shown are calculated after deducting 5.5% and 7% cumulative dividend on First and Second Preference shares respectively. The calculation uses a weighted average number of shares of 9,480,407,909 (2003: 9,528,797,724 shares; 2002: 9,608,614,760 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans (refer to Note 23 of the Group Financial Statements). There is no difference between basic and diluted earnings per share. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 4,772,177 for 2004 (2003: 2,722,083; 2002: 4,661,292). These numbers relate to share options schemes as mentioned above.

7        Investments in Group companies

Shell Transport has 40% equity shareholdings in The Shell Petroleum Company Limited, which is registered in England and Wales, (consisting of the whole of its 102,342,930 issued “B” shares of £1 each) and in Shell Petroleum N.V., which is incorporated in the Netherlands (consisting of the whole of its 994 issued “B” shares of €100,000 each). The remaining 60% equity shareholdings in these two companies (consisting of 153,514,395 “A” shares of £1 each of The Shell Petroleum Company Limited and 1,491 “A” shares of €100,000 each of Shell Petroleum N.V.) are held by Royal Dutch.

The 40% interest in Group net assets of £17,452.6 million (2003: £16,200.6 million) is equal to the interest attributable to Shell Transport of $33,654 million (2003: $28,884 million) shown in Note 38 to the Netherlands GAAP section of Part XIII of these Listing Particulars.

Movements in Investments and Revaluation reserves

The directors’ valuation of Shell Transport’s investments in Group companies comprises the following:

	$ million		Shell	£ million
	40% interest in		Transport	Revaluation
	Group net	Exchange rate	investments	reserve
	assets(a),(d)	($/£)	As restated	As restated
Balance at December 31, 2002 (as restated)	24,062	0.62	14,959.0	12,459.3
Cumulative effect of change in accounting policy(c)	102	0.56	57.2	57.2

Balance at January 1, 2003	24,164		15,016.2	12,516.5

Movements during the year 2003:
Share in the net income of Group companies	4,757	0.62	2,938.2	2,938.2
Distribution to Shell Transport	(2,264)	0.60	(1,361.5)	(1,361.5)

Undistributed net income of Group companies	2,493	0.63	1,576.7	1,576.7
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(253)	0.62	(156.0)	(156.0)
Other comprehensive income(b)	2,480	0.60	1,498.7	1,498.7
Translation effect arising from movements in the US dollar/ sterling rate			(1,735.0)	(1,735.0)

Balance at December 31, 2003 (as restated)	28,884	0.56	16,200.6	13,700.9

Movements during the year 2004:
Share in the net income of Group companies	7,212	0.55	3,939.2	3,939.2
Distribution to Shell Transport	(3,196)	0.54	(1,735.4)	(1,735.4)

Undistributed net income of Group companies	4,016	0.55	2,203.8	2,203.8
Net (increase)/decrease in Parent Companies’ shares held by Group companies	(304)	0.55	(167.5)	(167.5)
Other comprehensive income(b)	1,058	0.53	563.2	563.2
Translation effect arising from movements in the US dollar/ sterling rate			(1,347.5)	(1,347.5)

Balance at December 31, 2004	33,654	0.52	17,452.6	14,952.9

	$ million
		2003	2002
		As	As
	2004	restated	restated
Shell Transport’s 40% interest in Group net assets at December 31	33,654	28,884	24,062

	£ million
		2003	2002
		As	As
	2004	restated	restated
Shell Transport’s investment in Group companies comprise:
Cost of investment	178.4	178.4	178.4
Shell Transport’s share of:
Retained earnings of Group companies	20,560.7	18,356.9	16,723.0
Parent Companies’ shares held, net of dividends received	(1,059.9)	(892.4)	(736.4)
Cumulative other comprehensive income(b)	482.2	(81.0)	(1,579.7)
Currency translation differences	(2,708.8)	(1,361.3)	373.7

	17,452.6	16,200.6	14,959.0

£/$ exchange rate at December 31	0.52	0.56	0.62

(a)	The Group Financial Information has been restated (see Note 2 of Part XIII of these Listing Particulars).

(b)	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Information.

(c)	This relates to a change in Group accounting policy in 2003 for asset retirement obligations which is recorded as an adjustment to the opening balance of net assets in 2003 in the Netherlands GAAP Group Financial Information.

(d)	See Note 38 of Part XIII of these Listing Particulars.

See Note 38 of Part XIII of these Listing Particulars for the determination of Shell Transport’s 40% interest in Group net assets and movements therein, including movements resulting from Group net income and distributions to the Parent Companies.

The earnings retained by Group companies have been, or will be, substantially reinvested by the companies concerned, and any taxation unprovided on possible future distributions out of any uninvested retained earnings will not be material.

The Company will continue to hold its investments in Group companies. However, as the investments are stated in the Balance Sheet on a valuation basis, it is necessary to report that, if the investments were to be disposed of for the amount stated, and in the absence of any substantial share holding exemptions applying, a taxation liability of approximately £1.5 billion would arise (restated 2003: £1.2 billion). It is likely that substantial share holding exemptions would apply to the majority of the investment in Group companies and would reduce this potential tax liability.
8        Other investments

In October 2004, the Company, in conjunction with Royal Dutch, invested in Shell RDS Holding B.V. (RDS Holding), a company incorporated in the Netherlands, in order to facilitate the proposed transaction through which each of the Company and Royal Dutch will become a subsidiary of Royal Dutch Shell plc, which will become a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands. The Company and Royal Dutch each own 50% of the ordinary share capital of RDS Holding. The Company has a 40% financial interest in RDS Holding, Royal Dutch has a 60% financial interest in RDS Holding. RDS Holding has an interest of 100% in Royal Dutch Shell plc.

The aggregate amount of the paid up capital of RDS Holding at December 31, 2004 is €299.1 million (£155.1 million).
9        Share capital and dividends

At December 31, 2003 and December 31, 2004 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.

The allotted, called up and fully paid share capital at December 31, 2004 was as follows:

	Number of
	shares	£
Equity shares
Ordinary shares of 25p each
As at 1 January	9,667,500,000	2,416,875,000
Shares repurchased for cancellation	(42,600,000)	(10,650,000)

As at December 31	9,624,900,000	2,406,225,000

Non-equity shares
First Preference shares of £1 each	2,000,000	2,000,000
Second Preference shares of £1 each	10,000,000	10,000,000

	9,636,900,000	2,418,225,000

The First and Second Preference shares (the Preference shares) confer on the holders the right to a fixed cumulative dividend (5.5% and 7% on First and Second Preference shares respectively) and rank in priority to Ordinary shares. On a winding-up or repayment the Preference shares also rank in priority to the Ordinary shares for the nominal value of £1 per share (plus a premium, if any, equal to the excess over £1 of the daily average price for the respective shares quoted in the London Stock Exchange Daily Official List for a six-month period preceding the repayment or winding-up) but do not have any further rights of participation in the profits or assets of the Company. The Preference shares do not have voting rights unless their dividend is in arrears or the proposal concerns a reduction of capital, winding-up, sanctioning the sale of undertaking, an alteration of the Articles of Association or otherwise directly affects their class rights.

The Preference shares are irredeemable and form part of the permanent capital of the Company. The number in issue has remained unchanged since 1922. The fair value of the Preference shares based on market valuations at December 31, 2004 was 102.80 pence per share (2003: 94.25 pence per share) for the First Preference shares and 145.00 pence per share (2003: 137.75 pence per share) for the Second Preference shares.

Ordinary dividends paid and proposed are as follows:

£ million
	2004	2003	2002
Interim of 6.25p in 2004, 6.10p in 2003 and 5.95p in 2002	603.7	589.7	578.0
Second interim of 10.7p in 2004, second interim of 9.65p in 2003 and final of 9.30p in 2002	1,029.9	932.9	899.1
Reduction due to share buyback and unclaimed dividends	(1.2)	(0.3)	(2.9)

	1,632.4	1,522.3	1,474.2

10      Capital redemption reserve

£ million
	2004	2003
As at January 1	69.0	69.0
Movement relating to shares bought by Shell Transport and cancelled	10.7	—

As at December 31	79.7	69.0

Share capital was cancelled on all shares repurchased under the Company’s share buyback programme. As required by the Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.

11      Reconciliation of movements in Shareholders’ funds

£ million
		2003
	2004	As Restated
Distributable profit for the year	1,735.5	1,362.4
Dividends	(1,633.2)	(1,523.1)
Repurchase of share capital, including expenses	(171.3)	—
Unrealised surplus on revaluation of investments in companies of the Royal Dutch/Shell Group (Note 7)	1,252.0	1,241.6

Net addition to Shareholders’ funds	1,183.0	1,080.9
Shareholders’ funds as at January 1	16,481.5	15,400.6

Shareholders’ funds as at December 31	17,664.5	16,481.5

12      Auditors’ remuneration

Statutory audit fees of Shell Transport amounted to £98,000 in 2004, (2003: £129,000; 2002: £31,000). Additional audit fees in relation to US filings amounting to £57,000 were incurred in 2004; (2003: £nil; 2002: £nil). Fees payable to PricewaterhouseCoopers LLP for non-audit services in the UK amounted to £16,000 in 2004, (2003: £31,600; 2002: £23,000). The non-audit fees relate to advice in respect of the financial reporting and disclosure impact of developments in accounting policies and business activities of the Royal Dutch/ Shell Group on the financial statements of Shell Transport, including proposed developments in International Financial Reporting Standards.
13      Aggregate directors’ emoluments

£
	2004	2003	2002
Salaries, fees and benefits	4,073,864	2,436,181	1,716,378
Performance-related element	525,283	—	1,506,500

	4,599,147	2,436,181	3,222,878

Excess retirement benefits(a)	31,675	40,165	23,495
Realised share option gains	—	—	16,476

Of the emoluments disclosed, £720,793 in 2004 (2003: £687,311; 2002: £458,162) were borne by Shell Transport and charged in the Profit and Loss Account.

(a)	Excess retirement benefits are the amount of unfunded retirement benefits paid to or receivable by past directors which exceed those to which they were entitled on the date on which the benefits first became payable or March 31, 1997, whichever is the later.
Emoluments of Managing Directors in office during 2004

	Salaries			Payment
	and	Annual		following		Car	Other
								£
	fees	bonus(a)		severance		benefit(b)	benefits	Total
Malcolm Brinded
2004(c)	601,478	525,283	(d)	–		12,381	9,261	1,148,403

Judith Boynton(e)
2004	222,926	0		553,827	(f)	0	0	776,753
2003	381,833	0		–		0	18,937	400,770

Peter Voser(g)
2004	788,935	0		–		0	0	788,935

Sir Philip Watts(h)
2004	219,196	0		1,057,971		3,773	0	1,280,940
2003	843,021	0		–		21,876	0	864,897
2002	745,969	874,000	(i)	–		21,922	0	1,641,891

The aggregate amount of remuneration paid to or accrued for Managing Directors of Shell Transport as a group by Shell Transport and companies of the Group for services in all capacities during the fiscal year ended December 31, 2004, was £3,995,031.

(a)	The annual bonus is included in the related performance year and not in the following year in which it is paid.

(b)	The car benefit is HMRC defined cash equivalent of the cost of company-provided vehicles.

(c)	Malcolm Brinded was appointed a Shell Transport Managing Director with effect from March 3, 2004, therefore his Shell Transport emoluments are shown from this date. His emoluments during 2002, 2003 and up to and including March 3, 2004 have been listed in the 2004 Royal Dutch Annual Reports and Accounts.

(d)	Malcolm Brinded’s 2004 annual bonus amounted to £ 634,500 for the full year. His annual bonus up to and including March 3, 2004 has been listed in the 2004 Royal Dutch Annual Reports and Accounts.

(e)	Judith Boynton was appointed to the Board on July 1, 2003. Judith Boynton stepped aside as Group Chief Financial Officer and as Group Managing Director and Managing Director of Shell Transport on April 18, 2004. She remained with the Group in an advisory capacity reporting to the Chief Executive Jeroen van der Veer. Ms Boynton left the Group, by mutual agreement, effective December 31, 2004. Where appropriate, the 2003 and 2004 emoluments are prorated. Her benefits include the provision of a housing allowance. The emoluments she received from the Group in respect of this period amounted to £542,387.

(f)	This amount was paid in January 2005 following cessation of Judith Boynton’s employment on December 31, 2004. It includes an amount of £35,227 in respect of Shell Transport fees Judith Boynton would have received had she remained as a Director until December 31, 2004.

(g)	Peter Voser was appointed a Shell Transport Managing Director with effect from October 4, 2004, therefore, where appropriate, the 2004 emoluments are prorated. His salaries and fees include a one-off transition payment of £645,000 paid on joining the Group. He was not eligible for a 2004 annual bonus.

(h)	Sir Philip Watts resigned as a Shell Transport Managing Director and as an employee on March 3, 2004. Therefore, where appropriate, his 2004 emoluments are prorated. His salary and fees include compensation for unused leave days.

(i)	Of which one-third was deferred under the Deferred Bonus Plan.
Stock options

	Number of 25p Ordinary shares
	under option								Expected
									value of			Realised
				Exercised					the 2004	Realisable		gains on
				(cancelled/					stock	gains at		stock
			Granted	lapsed)	At	Exercise			options	Dec 31,		options
	At Jan 1,		during	during	Dec 31,	price(a)	Exercisable	Expiry	grant(b)	2004(c)		exercised
	2004		the year	the year	2004	£	from date	date	£	£		£
Shell Transport
Malcolm Brinded	37,500		–	–	37,500	4.39	11.12.00	10.12.07	–	1,875		–
	139,200		–	–	139,200	3.63	22.12.01	21.12.08	–	112,752		–
	183,750		–	–	183,750	5.05	23.03.03	22.03.10	–	0		–
	14,000		–	–	14,000	5.63	13.11.03	12.11.10	–	0		–
	278,200		–	(139,100)	139,100	5.52	26.03.04	25.03.11	–	0		–
	–		800,000	–	800,000	3.99	07.05.07	06.05.14	702,240	–		–

Sir Mark Moody-Stuart(d)	440,800		–	–	440,800	3.63	22.12.01	29.06.06	–	357,048		–
	365,250		–	–	365,250	5.05	23.03.03	29.06.06	–	0		–

Peter Voser	–		800,000	–	800,000	4.32	05.11.07	04.11.14	760,320			–

Sir Philip Watts(e)	308,750		–	–	308,750	3.63	22.12.01	21.12.08	–	250,088		–
	255,750		–	–	255,750	5.05	23.03.03	02.03.09	–	0		–
	465,000		–	(232,500)	232,500	5.52	26.03.04	02.03.09	–	0		–
	3,251	(f)	–	(3,251)	0	5.09	01.02.07	31.07.07	–	–		–
	885,000		–	–	885,000	5.23	21.03.05	02.03.09	–	–		–
	1,165,000		–	–	1,165,000	3.66	19.03.06	02.03.09	–	–		–

Royal Dutch						€				£
Malcolm Brinded	50,000		–	–	50,000	62.10	21.03.05	20.03.12	–	–		–
	115,000		–	–	115,000	36.81	19.03.06	18.03.13	–	–		–

Judith Boynton(g)	80,000		–	–	80,000	62.02	21.08.04	30.12.09	–	0		–
	60,000		–	–	60,000	62.10	21.03.05	30.12.09	–	–		–

Royal Dutch						$				£
Judith Boynton(g)	70,500		–	–	70,500	40.64	19.03.04	18.03.13	–	612,036	(h)	–

The stock options listed above relate to Shell Transport Ordinary shares, with the exception of those stock options held by Malcolm Brinded and Judith Boynton which relate to Royal Dutch Ordinary shares. Other than the UK Sharesave Scheme options, they have a 10-year term and are not exercisable within three years of grant. Of the stock options granted to

Executive Directors before 2003, 50% are subject to performance conditions and 50% will vest over time. These performance conditions include TSR and other long-term indicators of Group performance over a three-year period. TSR is measured relative to other major integrated oil companies. 100% of the stock options granted in 2003 and 2004 are subject to performance conditions. The price range of the Shell Transport Ordinary shares during the year was £3.49 to £4.48 and the market price at year-end was £4.44.
The stock options listed above for Malcolm Brinded granted to him when a Managing Director of Royal Dutch, and for Judith Boynton, granted to her before she became a Managing Director of Shell Transport, relate to Royal Dutch Ordinary shares and have a 10-year term. The euro-based options are not exercisable within three years of grant; the US-dollar based options vest in equal tranches over three years. The price range of the Royal Dutch Ordinary shares listed at the Euronext Exchange during the year was €36.76 to €43.67 and the market price at year-end was €42.35. The price range of the Royal Dutch Ordinary shares listed at the NYSE during the year was $46.10 to $57.69 and the market price at year-end was $57.38.
There were no other changes in the above interests in share options during the period from December 31, 2004 to March 29, 2005.

(a)	The exercise price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the stock options are granted (no discount). For the US-dollar based options of Judith Boynton, the exercise price is the NYSE closing price on the date of grant (no discount). The exercise price of the UK Sharesave Scheme options is the mid-market price on the day of the launch of the plan in the year concerned.

(b)	The expected values of the 2004 stock options grants have been calculated on the basis of the Black-Scholes model valuations provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value is equal to 22% of the face value of the grant.

(c)	Represents the value of unexercised stock options at the end of the financial year, which is calculated by taking the difference between the exercise price of the option and the fair market value of Shell Transport or Royal Dutch shares, respectively, at December 31, 2004, multiplied by the number of shares under option at December 31, 2004. The actual gain, if any, a Managing Director will realise, will depend on the market price of the Shell Transport or Royal Dutch shares at the time of exercise.

(d)	Sir Mark Moody-Stuart holds share options relating to his former service with the Group.

(e)	Upon Sir Philip Watts’ resignation on March 3, 2004, the exercise dates of his options, other than his options held under the UK Sharesave Scheme, remained unchanged if the original expiry date was earlier than five years after this date, and changed to March 2, 2009, if the original expiry date was later than five years after this date. Except for his 2001 performance-linked stock options and his UK Sharesave stock options, his stock options interests did not change between March 3, 2004 and December 31, 2004, as none of them were exercised. Following REMCO’s recommendations all of the performance-linked stock options granted to Managing Directors in March 2001 lapsed on March 26, 2004. Sir Philip Watts did not receive any stock option grants in 2004.

(f)	These options were held under the UK Sharesave Scheme of The Shell Petroleum Company Limited. Sir Philip Watts’ interests in the UK Sharesave Scheme at March 3, 2004, amounted to 3,251 options. Following his resignation his account was closed on August 27, 2004. The funds, including £170 accumulated interest, were withdrawn. The dates stated in the table reflect the original exercise period.

(g)	Judith Boynton retains rights to various existing stock options and restricted share grants in accordance with plan rules. Her stock options interests did not change between April 18, 2004 and December 31, 2004, as none of them were exercised. She did not receive any stock option grants in 2004.

(h)	US dollar converted to sterling at the year-end rate of exchange.

Deferred Bonus Plan

Market
price
of
deferred
	Number of			bonus
	deferred bonus,	Deferred	Matching	and		Average market
	dividend and	bonus	shares	matching	Dividend	price of				Total number
	matching shares	shares	conditionally	shares	shares	dividend shares		Released/		of shares
	under award as	awarded	awarded	at	accrued	paid during		lapsed		under award
	at	during the	during the	award(b)	during the	the year		during the		as at
	Jan 1, 2004	year(a)	year	£	year(c)	£		year		Dec 31, 2004
Shell Transport Ordinary shares
Sir Philip Watts(e)
2003 award	124,327	–	–	3.66	3,014	3.98	(f)	(127,341	) (g)	0
2002 award	45,803	–	–	5.33	1,111	3.98	(f)	(46,914	) (h)	0
Royal Dutch ordinary shares				€		€
Malcolm Brinded
2003 award	6,718	–	3,359	36.66	433	41.71	(d)	–		10,510	(i)
Awards made in 2002 and 2003 refer to the portion of the 2001 and 2002 annual bonus which was deferred in 2002 and 2003, respectively, and the related accrued dividends and matching shares. The 2003 award listed above for Malcolm Brinded was deferred by him when a Managing Director of Royal Dutch and it relates to Royal Dutch ordinary shares. In 2004 there was no opportunity for Malcolm Brinded to defer any of his 2003 bonus into the Deferred Bonus Plan, as no 2003 bonuses were awarded.

(a)	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. The value of these deferred bonus shares is also included in the annual bonus figures in the Emoluments of Managing Directors table above.

(b)	The market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made.

(c)	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded, and also matching shares on those dividend shares.

(d)	The market price shown is the average at the date of the 2003 final and 2004 interim annual dividends paid during the year: €41.08 and €42.34, respectively.

(e)	Sir Philip Watts’ accrued bonus and dividend shares were released following his resignation on March 3, 2004. His matching shares (58,085 in total) lapsed.

(f)	Representing the actual five-days average market price at the date of the 2003 final annual dividends.

(g)	Comprised of deferred bonus and dividend shares that were released (84,894) and matching shares that lapsed (42,447). The related share price was £4.09.

(h)	Comprised of deferred bonus and dividend shares that were released (31,276) and matching shares that lapsed (15,638). The related share price was £4.09.

(i)	During the period January 1, 2005 to March 29, 2005, the total number of shares under award increased by 231 dividend and matching shares as a result of the second 2004 interim dividend pay-out. This results in a total number of shares under award of 10,741.
Long-Term Incentive Plan (LTIP)

								Expected
		Performance						value
		shares	Released					of the 2004	Theoretical
		conditionally	(cancelled/		Market price			performance	gains as at
		awarded	lapsed)	At	at date of	Start of	End of	shares	Dec 31,
	At Jan 1,	during	during the	Dec 31,	award(a)	performance	performance	award(b)	2004(c)
	2004	the year	year	2004	£	period	period	£	£
Shell Transport Ordinary shares
Malcolm Brinded
2004	–	353,383	–	353,383	3.99	01.01.04	31.12.06	606,299	–
Judith Boynton(d)
2003	266,475	–	(266,475)	0	4.09	01.01.03	31.12.05	–	–
Peter Voser
2004	–	252,314	–	252,314	4.32	01.01.04	31.12.06	468,698	–
Sir Philip Watts(e)
2003	427,872	–	(427,872)	0	4.09	01.01.03	31.12.05	–	–
Royal Dutch ordinary shares					€				£
Malcolm Brinded
2003	41,758	–	–	41,758	40.95	01.01.03	31.12.05	–	0

100% of the performance shares awarded in 2003 and 2004 are subject to performance conditions.

(a)	The market price is based on the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the number of shares are determined in accordance with the Plan rules.

(b)	The expected values of the 2004 performance shares awards have been calculated on the basis of a standard valuation approach provided by Towers Perrin and Kepler Associates. The values are unaudited. The expected value based on this approach is equal to 43% of the face value of the award.

(c)	Represents the value of the conditional performance shares under the LTIP at the end of the financial year, which is calculated by multiplying the fair market value of Shell Transport or Royal Dutch, respectively, at December 31, 2004, by the number of shares under the LTIP that would vest based on the achievement of performance conditions up to December 31, 2004.

(d)	Judith Boynton stepped aside as Group Chief Financial Officer and as Group Managing Director and Managing Director of Shell Transport on April 18, 2004. She remained with the Group in an advisory capacity reporting to the Chief Executive Jeroen van der Veer. Ms Boynton left the Group, by mutual agreement, effective December 31, 2004. Long-Term Incentive Plan interests crystallised following the end of employment (not Directorship). None of her 2003 Long-Term Incentive Plan shares awarded in 2003 vested. She did not receive any Long-Term Incentive Plan awards in 2004. As part of her remuneration prior to her appointment as a Shell Transport Managing Director, Judith Boynton received 17,000 conditional Royal Dutch ordinary shares on October 1, 2002; these were paid out to her in cash in January 2005, at a gross value of £552,306.

(e)	Sir Philip Watts resigned as a Shell Transport Managing Director and as an employee on March 3, 2004. Long-Term Incentive Plan interests crystallised following the end of employment, not Directorship. None of the shares awarded to him in August 2003 under the Long-Term Incentive Plan vested. He did not receive any Long-Term Incentive Plan awards in 2004.
Pensions

											£ thousand
	Accrued pension						Transfer values of accrued benefits

													Increase in
													accrued
													pension over
					Increase								the year
					over						Increase over		(excluding
	At		Increase		the year				At		the year less		inflation) less
	Dec 31,		over		(excluding		At Dec 31,		Dec 31,		Director’s		Director’s
	2004		the year		inflation)		2004		2003		contributions		contributions
Malcolm Brinded(a)	411.25	(b)	77.00		65.30		6,219.10		4,525.00		1,656.40		949.80
Judith Boynton(c)	67.71	(d)	19.58	(e)	17.89	(e)	510.43	(d)	404.99	(d)	143.22	(e)	153.93	(e)
Sir Philip Watts(f)	468.54		20.00		(4.30)		12,691.90		10,007.80		2,675.10		(107.50)
Peter Voser(g)	119.42	(h)	114.58	(i)	114.58	(i)	1,130.41	(h)	0	(h)	18.94	(i)	18.94	(i)

(a)	Malcolm Brinded resigned as a Managing Director of Royal Dutch on March 3, 2004 and was appointed a Managing Director of Shell Transport on the same date. His pension figures reflect 2004 in full, including the period of January 1, 2004 to March 3, 2004, when he was a Royal Dutch Managing Director.

(b)	As a result of the 2003 valuation of the SOCPF the Actuary requested that a special company contribution should be paid in addition to the usual company monthly contributions, consistently applied to all participants in the SOCPF. The amount stated comprises the basic pension increase and a prorated amount relating to this additional employer contribution.

(c)	For Judith Boynton, the Company contributed £43,155 based on the quarterly average exchange rate to the Shell Savings Plans, which are defined contribution schemes, during the period January 1, 2004 to December 31, 2004. She left the Group, by mutual agreement, effective 31 December 2004 and in January 2005 withdrew her pension entitlements from the Shell Expatriate Employment US Inc. (SEEUS) Prior Service Pension Plan in the form of a lump sum of £510,435 based on the year-end rate of exchange.

(d)	US dollar converted to sterling at the year-end rate of exchange.

(e)	Includes an accrued pension increase and a movement in the exchange rate between the US dollar and sterling over the period disclosed; US dollar converted to sterling at the quarterly average rate of exchange.

(f)	Sir Philip Watts resigned as a Managing Director of the Company on March 3, 2004. He took a reduced pension to reflect his early retirement following his resignation. He commuted pension of £115,527 per annum in return for a lump sum of £1,621,311. His accrued pension at December 31, 2004, is reflective of this commutation. The stated accrued pension increase over the year figures do not take into account this commutation.

(g)	Peter Voser became a member of the Shell Swiss Expatriate Pension Fund (SSEPF) on October 4, 2004. His accrued rights from his previous employer have been transferred into the fund and are included in his accrued pension at December 31, 2004. The transfer value of the accrued benefits transferred from Peter Voser’s previous employer are treated as a Director’s contribution and therefore excluded from the transfer values of increases of accrued benefits over the year. Additional funding will be provided by the Company in 2005 such that pension benefits under the SSEPF are available to him will be equivalent to the pension benefit which would have been available to him under the SSEPF had he been a continuous active member of the SSEPF since January 1 following his 24th birthday to the date of him joining the SSEPF. The additional funding will amount to a lump sum of £1.57 million to be paid to the SSEPF in 2005 (Swiss franc converted to sterling at the year-end rate of exchange to achieve a sterling equivalent of CHF 3.43 million).

(h)	Swiss franc converted to sterling at the year-end rate of exchange.

(i)	Includes an accrued pension increase and a movement in the exchange rate between the Swiss franc and sterling over the period disclosed; Swiss franc converted to sterling at the quarterly average rate of exchange.

Remuneration of non-executive Directors

			£
	2004	2003	2002
Teymour Alireza	65,000	63,500	45,375
Sir Peter Burt	50,000	50,000	21,795
Dr Eileen Buttle	52,500	50,000	39,375
Luis Giusti	69,500	63,500	45,375
Nina Henderson	65,000	63,500	45,375
Sir Peter Job	50,000	50,000	39,375
Lord Kerr of Kinlochard	50,000	50,000	21,795
Sir Mark Moody-Stuart[a]	68,982	69,170	57,689
Lord Oxburgh[b]	133,134	55,000	42,800

The information in this table is subject to audit.

(a)	Sir Mark Moody-Stuart received fees from the Group Holding Companies in respect of duties performed by him as Director of these companies in 2004, 2003 and 2002; they amounted to £18,982, £19,170 and £18,314, respectively.

(b)	Lord Oxburgh received fees from the Group Holding Companies in respect of duties performed by him as Chairman of the Conference in 2004; they amounted to £41,123. The costs of this fee are borne equally by the Group Holding Companies.

14      Reconciliation between US GAAP and UK GAAP

On a UK GAAP basis, net income is represented by “Distributable Profit”; however, on a US GAAP basis the net income equivalent would be “Earnings attributable to shareholders” adjusted for US GAAP differences.

	pence						£ million
	earnings per share			Net income			Net assets

								31 December
		2003	2002		2003	2002	31 December	2003
	2004	As restated	As restated	2004	As restated	As restated	2004	As restated
In accordance with UK GAAP	18.3	14.3	14.6	1,735.5	1,362.4	1,404.0	17,664.5	16,481.5
add: Share of earnings retained by companies of the Royal Dutch/ Shell Group	23.2	16.5	11.9	2,203.8	1,576.7	1,140.7

Earnings for year attributable to shareholders	41.5	30.8	26.5	3,939.3	2,939.1	2,544.7
Adjustments for US GAAP:
Ordinary dividend proposed							1,029.9	932.9
Amortisation of goodwill (see i below)	0.4	0.4	0.4	36.7	42.0	33.3	94.2	64.4
Retirement obligation accounting policy change (see ii below)	—	0.7	—	—	64.1	—	—	—
Impairments (see iii below)	1.1	—	—	99.9	—	—	94.4	—
Reversal of impairments (see iv below)	(1.1)	—	—	(102.9)	—	—	(97.3)	—

In accordance with US GAAP	41.9	31.9	26.9	3,973.0	3,045.2	2,578.0	18,785.7	17,478.8

less: Interest and other income less expenses and tax of Shell Transport				(0.1)	(0.9)	(0.8)
less: Net current assets excluding ordinary dividend proposed of Shell Transport							(1,159.2)	(1,213.8)
less: Other fixed assets investments of Shell Transport							(82.6)	—
Share in net income and net assets in companies of the Royal Dutch/ Shell Group (US GAAP)				3,972.9	3,044.3	2,577.2	17,543.9	16,265.0

Exchange rate (£/ $)				0.55	0.62	0.67	0.52	0.56
Share in net income and net assets in companies of the Royal Dutch/ Shell Group (US GAAP) (see Note 30 of Part XIII of these Listing Particulars)				7,273	4,926	3,862	33,830	28,999

The table above reconciles Shell Transport’s net income and net assets under UK GAAP to US GAAP. In addition, the table shows the adjustments necessary to reconcile Shell Transport’s net income and net assets under US GAAP to its 40% share of Group net income and net assets (as shown in Note 30 of Part XIII of these Listing Particulars). These adjustments consist of the elimination of Parent Company net assets and net income, which are not included in the net assets or net income of the Royal Dutch/Shell Group of Companies, and currency translation.

Under UK GAAP Shell Transport, as a Parent Company with no subsidiaries, accounts for its share of earnings in the Group on a dividend receivable basis in its profit and loss account. Its investment in the Group is at a directors’ valuation based on 40% of the net assets of the Group, as presented in the Group Financial Information in accordance with Netherlands GAAP included in Part XIII of these Listing Particulars. This is not in accordance with US GAAP which, in the circumstances of Shell Transport, would require equity accounting.

In addition under UK GAAP dividends are recorded in the year in respect of which they are declared (in the case of interim dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). US GAAP requires dividends to be recorded in the period in which they are declared. The reconciliation between US GAAP and UK GAAP for 2003 in the table above has been updated for this item, which increases the US GAAP net assets in previously issued financial statements of £16,624.5 million by £932.9 million. The dividend adjustment has no impact on net income for 2004 (2003: nil). In addition, the net assets of 2003 both under UK GAAP and US GAAP have reduced by £78.6 million and net income under US GAAP has reduced by £35.5 million in respect of the Second Financial Restatement as detailed in Note 3.

The adjustment to net income and earnings per share represents the impact on net income for Shell Transport if the equity method of accounting was applied incorporating Shell Transport’s share of net income of Group companies on a US GAAP basis. This includes:

i)	an adjustment to Shell Transport’s share of net income of Group companies for the amortisation of goodwill. Under US GAAP goodwill is not amortised but is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

ii)	an adjustment to Shell Transport’s share of net income of Group companies in relation to asset retirement obligations. Under US GAAP, a change in accounting for asset retirement obligations in 2003, was accounted for prospectively, with the cumulative effect of the change at the beginning of 2003 being reflected in 2003 net income. This change in accounting was also made under Netherlands GAAP. However, the cumulative effect of the change under Netherlands GAAP was reported as an adjustment to the opening balance of net assets and, due to the absence of comparative data, net income for prior years was not restated.

iii)	an adjustment to Shell Transport’s share of net income of Group companies in relation to impairment. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. Netherlands GAAP has no undiscounted test.

iv)	an adjustment to Shell Transport’s share of net income of Group companies in relation to recoverability of assets. Under US GAAP reversals of impairments are not permitted. Under Netherlands GAAP, a favourable change in the circumstances which resulted in an impairment would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.

The adjustment to net assets represents the effect of adopting equity accounting on a US GAAP basis and of recording dividends in the period in which they are declared as required by US GAAP.

40% interest of Shell Transport in line items as derived from the Netherlands GAAP Group Financial Information

	£ million	$ million
Balance Sheet
2004:
Current assets	12,829.6	24,739
Non current assets	27,053.6	52,167
Current liabilities	(12,584.3)	(24,266)
Non current liabilities	(8,744.9)	(16,862)
Minority interests in Group companies (40% of Group amount translated at year end rate)	(1,101.4)	(2,124)

Shell Transport share of Group net assets	17,452.6	33,654

Other assets and liabilities of Shell Transport	211.9

Net Assets	17,664.5

2003 (as restated):
Current assets	9,784.5	17,444
Non current assets	28,192.8	50,264
Current liabilities	(12,210.7)	(21,769)
Non current liabilities	(8,799.8)	(15,689)
Minority interests in Group companies (40% of Group amount translated at year end rate)	(766.2)	(1,366)

Shell Transport share of Group net assets	16,200.6	28,884

Other assets and liabilities of Shell Transport	280.9

Net Assets	16,481.5

Profit and Loss account
2004:
Sales proceeds (Revenue)	73,742.4	135,009
Operating profit	6,920.2	12,670
Income from continuing operations	3,598.4	6,588
Income from discontinued operations, net of tax	340.8	624
Net income for the year	3,939.2	7,212
Distribution for the year	1,735.4	3,196

2003 (as restated):
Sales proceeds (Revenue)	65,205.3	105,556
Operating profit	5,227.5	8,462
Income from continuing operations	2,932.0	4,746
Income from discontinued operations, net of tax	6.2	10
Net income for the year	2,938.2	4,756
Distribution for the year	1,361.5	2,264

2002 (as restated):
Sales proceeds (Revenue)	58,232.8	87,315
Operating profit	4,732.3	7,096
Income from continuing operations	2,494.0	3,739
Income from discontinued operations, net of tax	49.9	75
Net income for the year	2,543.9	3,814
Distribution for the year	1,403.2	2,174

15      Contingencies and litigation

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of Shell Transport is unable to estimate a range of possible losses or any minimum loss. Management of Shell Transport will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (“ERISA”). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the boards of directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of Shell Transport does not believe that the resolution of these suits will have a material adverse effect on Shell Transport’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and has undertaken to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Group companies and fully included in the Income Statement of the Group. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of Shell Transport cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

PART XVI
UNAUDITED CONDENSED INTERIM FINANCIAL INFORMATION RELATING TO ROYAL DUTCH SHELL, THE ROYAL DUTCH/ SHELL GROUP, ROYAL DUTCH AND SHELL TRANSPORT

The financial information contained in this Part XVI has been prepared in accordance with accounting policies which are in accordance with the recognition and measurement requirements of those International Financial Reporting Standards and International Financial Reporting Interpretations Committee interpretations issued by the International Accounting Standards Board that are effective or will be early adopted at 31 December 2005.
The financial information relating to the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport has been extracted, without material adjustment, from information furnished to the SEC on Form 6-K on 9 May 2005.

1.	UNAUDITED FIRST QUARTER 2005 FINANCIAL REPORT RELATING TO ROYAL DUTCH SHELL
The following is the unaudited first quarter 2005 financial report relating to Royal Dutch Shell:
Operating and Financial Review for First Quarter 2005
Royal Dutch Shell has no operating activity. Income for the first quarter 2005 was $1,333,464, which arose principally from interest earned on cash deposits, offset by tax and minimal administrative expenses. In the one month ended 31 March 2004, a loss of $953 was made. It is proposed that Royal Dutch Shell will become the new parent company for the Royal Dutch/Shell Group of Companies pursuant to an exchange offer being made by Royal Dutch Shell for all the ordinary shares of Royal Dutch Petroleum Company and a scheme of arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders. Following such proposed transaction, Royal Dutch Shell will receive dividends arising from the Royal Dutch/Shell Group’s operations.
STATEMENT OF INCOME
Presented under IFRS

	US $
	Three months	One month
	ended	ended
	31 March	31 March
	2005	2004
Administrative expenses	(383)	(76)
Net finance income/(costs)	1,930,134	(877)

Income/(loss) before taxation	1,929,751	(953)
Taxation	(596,287)	—

Income/(loss) for the period attributable to equity holders	1,333,464	(953)

Basic earnings per £1 ordinary share (see note 6)	66.67	(0.07)
Diluted earnings per £1 ordinary share (see note 6)	66.67	(0.07)

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
BALANCE SHEET
Presented under IFRS

			US $
	31 March	31 December	31 March
	2005	2004	2004
ASSETS
Current assets
Other receivables	63,404	434,520	154
Investments — available for sale	1,468	—	—
Investments	—	1,544	1,522
Cash and cash equivalents	385,443,358	403,219,208	24,390

Total current assets	385,508,230	403,655,272	26,066

Total assets	385,508,230	403,655,272	26,066

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6,940,881	6,675,977	1,253

Total current liabilities	6,940,881	6,675,977	1,253

Total liabilities	6,940,881	6,675,977	1,253

EQUITY
Issued capital	366,451,001	366,451,001	21,042
Cumulative currency translation differences	10,019,806	29,765,216	5,048
Retained earnings	2,096,542	763,078	(1,277)

Total equity	378,567,349	396,979,295	24,813

Total liabilities and equity	385,508,230	403,655,272	26,066

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CHANGES IN EQUITY
Presented under IFRS

	US $
		Cumulative
		currency
		translation	Retained
	Issued capital	differences	earnings	Total equity
At 1 January 2005	366,451,001	29,765,216	763,078	396,979,295
Net income for the first quarter	—	—	1,333,464	1,333,464
Currency translation differences	—	(19,745,410)	—	(19,745,410)

Total recognised (expense)/income for the period	—	(19,745,410)	1,333,464	(18,411,946)

At 31 March 2005	366,451,001	10,019,806	2,096,542	378,567,349

	US $
		Cumulative
		currency
		translation	Retained
	Issued capital	differences	earnings	Total equity
At 29 February 2004	21,042	3,213	(324)	23,931
Net income/(loss) for the period	—	—	(953)	(953)
Currency translation differences	—	1,835	—	1,835

Total recognised income/(expense) for the period	—	1,835	(953)	882

At 31 March 2004	21,042	5,048	(1,277)	24,813

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CASH FLOWS
Presented Under IFRS

	US $
	Three months	One month
	ended	ended
	31 March	31 March
	2005	2004
Cash flow from operating activities:
Income/(loss) for the period	1,333,464	(953)
Adjustment for:
Taxation accrued	596,287	—
Foreign exchange gain (unrealised)	5,305	893
Interest income	(1,935,439)	(11)
Decrease in net working capital	—	71

Cash flow from operating activities	(383)	—

Cash flow from investing activities:
Interest received	2,289,192	11

Cash flow from investing activities	2,289,192	11

Currency translation differences relating to cash and cash equivalents	(20,064,659)	871

(Decrease)/increase in cash and cash equivalents	(17,775,850)	882
Cash and cash equivalents at beginning of period	403,219,208	23,508

Cash and cash equivalents at end of period	385,443,358	24,390

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
NOTES TO THE CONDENSED INTERIM FINANCIAL REPORT
1.     General information

Royal Dutch Shell plc (the Company or Royal Dutch Shell) has not engaged in any operational activities since its incorporation. The Company has only borne the costs of administration expenses, acquired investments and issued share capital.

The Company is a 100% subsidiary of Shell RDS Holding B.V., a company owned equally by Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport).

The Condensed Interim Financial Report was authorised for issue by the Board of Directors on 16 May 2005 and should be read in conjunction with the accounts of the Company for the period ended 31 December 2004.
2.     Basis of preparation

The First Quarter Condensed Interim Financial Report of Royal Dutch Shell has been prepared in accordance with IAS 34 Interim Financial Reporting and with the policies set out in Note 3. These are the policies which the Company expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ending 31 December 2005. The policies are in accordance with the recognition and measurement requirements of those IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Company at 31 December 2005. The policies are also in accordance with accounting standards adopted for use in the European Union (which are based on IFRS and IFRIC interpretations).

The financial information for the period ended December 31, 2004 does not constitute statutory accounts. A copy of the statutory accounts for that period has been delivered to the Registrar of Companies. The auditors’ report on those accounts is unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The Company’s date of transition to IFRS is 29 February 2004. In 2004 the Company changed its reporting date from 28 February to 31 December and therefore, the comparative period disclosed in the Statement of Income, Statement of Changes in Equity and Statement of Cash Flows is for one month only.

This represents the Company’s first application of IFRS and the accounting policies are set out in Note 3 below. Accounts for 2004 were prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP); accounting policies were set out in Note 1 in those accounts. UK GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Company’s total equity, its income for the period attributable to equity holders and cash flows are given in Note 4 including a description of the nature of the changes in accounting policies.

The policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from UK GAAP. The Company has taken the exemption available under IFRS 1 First-time Adoption of International Reporting Standards to only apply IAS 32 and IAS 39 from 1 January 2005 and the impact on transition is described in Note 5.

The Condensed Interim Financial Report has been prepared under the historical cost convention except that available for sale investments are stated at their fair value.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results could differ from these estimates.

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
3.     Accounting policies

Foreign currency translation

The functional currency of the Company for the three months ended 31 March 2005 and one month ended 31 March 2004 is the euro. The Company has had a limited number of transactions in the period but its net assets are predominately euro denominated.

Income and expense items denominated in currencies other than the functional currency are translated into the functional currency at the rate ruling on their transaction date. Monetary assets and liabilities recorded in currencies other than the functional currency have been expressed in the functional currency at the rates of exchange ruling at the respective balance sheet dates. Differences on translation are included in the statement of income.

Share capital issued in currencies other than in the functional currency is translated into the functional currency at the exchange rate as at the date of issue.

Presentation currency

The Company’s presentation currency for each of the periods is US dollars.

The results of the Royal Dutch/ Shell Group are presented in US dollars in the Annual Report and Accounts of Royal Dutch and Shell Transport. As the intended parent company of the Royal Dutch/ Shell Group, the Directors of the Company, having considered the requirements to select the most appropriate accounting policies and presentation of results, have concluded that it is appropriate that the presentation currency of the Company is US dollars to enable relevance, comparability and understandibility of the accounts to existing Royal Dutch and Shell Transport shareholders.

Assets and liabilities for each balance sheet presented are translated from the functional currency into US dollars using the closing rate at the date of the balance sheet. Income, expenses and cash flows recognised in the period are translated at an average US dollar exchange rate for the period. Resulting exchange differences are reflected as currency translation differences in the statement of changes in equity and are included in cumulative currency translation differences.

Share capital is recorded at the historical rate on the date of issue and is not re-translated at each subsequent balance sheet date.

The applicable exchange rates compared to the US dollar for each period are as follows:

	Euro		Pound Sterling

	Average	Period End	Average	Period End
Three months ended 31 March 2005	0.7625	0.7716	0.5289	0.5320
At 31 December 2004	N/a	0.7333	N/a	0.5186
One month ended 31 March 2004	0.8150	0.8170	0.5473	0.5448

Taxation

The Company is tax resident in the Netherlands.

The Company records a tax charge or credit in the statement of income calculated at the tax rate prevailing in the year for tax payable to the Netherlands tax authorities.

Deferred tax

Deferred tax is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Condensed Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.

Deferred tax assets are recognised where future recovery is probable.

Investments

The Company adopted IAS 32 and IAS 39 with effect from 1 January 2005 and therefore, accounted for investments until the end of 2004 under UK GAAP. Information for 2004 has not been restated and the impact on transition is described below.

From 29 February 2004 to 31 December 2004

Securities are stated at cost adjusted by the amortisation of premiums or the accrual of discounts, as appropriate, over periods to maturity. Provisions are made to reduce the carrying value of investments to their net realisable value when the net book value exceeds the net realisable value.

From 1 January 2005

Securities classified by the Company as available for sale are stated at fair value with any resultant gain or loss being recognised directly in equity.

Cash and cash equivalents

Cash and cash equivalents comprises cash balances and short-term rolling deposits with Shell Treasury Centre Limited, an entity within the Royal Dutch/ Shell Group.

Finance income and finance costs

Net finance income/(costs) comprises interest received on funds invested and foreign exchange gains and losses.

Interest is recognised in the statement of income as it accrues, using the effective interest method.

New accounting standards and interpretations

IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it will be applied and reported on in the Company’s first IFRS financial statements cannot be determined with certainty at this stage.
4.     Reconciliation from UK GAAP to IFRS

Royal Dutch Shell prepared its previously published financial statements for the ten months ended 31 December 2004 in accordance with UK GAAP. The analysis below provides a reconciliation of total equity, income for the period attributable to equity holders and cash flows as reported under UK GAAP as at and for the period ended 31 December 2004 to the total equity, income for the period attributable to equity holders and cash flows under IFRS as at and for the period ended 31 December 2004 and as reported in this Condensed Interim Financial Report. A reconciliation of total equity under UK GAAP to IFRS at 29 February 2004, the transition date is also provided.
(a)    Reconciliation of equity

There was no difference between total equity measured under UK GAAP and IFRS at 29 February 2004, the transition date.

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

There was no difference between total equity measured under UK GAAP and IFRS at 31 December 2004. However, there are certain reclassifications of items within the balance sheet as a result of adopting IFRS:

•	Under UK GAAP short-term deposits with a related party amounting to US $391,248,471 were classified as investments within current assets, under IFRS these have been classified as cash and cash equivalents.

•	UK GAAP includes a concept of allocating shareholders’ funds (total equity) between equity and non-equity interests. As a result of this the Euro Deferred Shares of the Company were classified as non-equity within shareholders funds under UK GAAP. Under IFRS no such concept exists and the Euro Deferred Shares are classified along with the other classes of shares as part of total equity.
(b)    Reconciliation of income for the period attributable to equity notes

There was no difference between income for the period attributable to equity holders measured under UK GAAP and IFRS for the 10 months ended 31 December 2004.
(c)    Reconciliation of cash flows

Cash and cash equivalents includes short-term deposits of US $361,421,048 under IFRS, whereas under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under UK GAAP for the 10 months ended 31 December 2004.
5.     Effect of adopting IAS 32 and IAS 39

The Company took the exemption not to restate its comparative information for IAS 32 and IAS 39. It therefore, adopted IAS 32 and IAS 39 on 1 January 2005.

In accordance with IAS 32 investments have been classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under UK GAAP, the investment was shown at cost. There was no impact as a result of the change from measuring at fair value as opposed to cost.
6.     Earnings per share

The basic earnings per share for the three months ended 31 March 2005 and the one month ended 31 March 2004 was based on the income for the period attributable to equity holders and the weighted average number of ordinary shares outstanding during the period of 20,000 (2004: 13,301).

There is no difference between the basic and diluted earnings per share.
7.     Related party transactions

The Company invested in short-term deposits with Shell Treasury Centre Limited, an entity within the Royal Dutch/ Shell Group. The Company earned interest on these deposits of €1,475,538 (US $1,935,346) in the three month period ended 31 March 2005 (one month period ended 31 March 2004 €nil (US $nil)).

At 31 March 2005 the balance outstanding with Shell Treasury Centre Limited was US $374,067,228 (made up of €288,594,718 and £37,453) plus interest accrued of US $63,404 (€48,905 and £14). These balances are shown within cash and cash equivalents and other receivables respectively.

Interest on the euro deposit is earned at Euribor less 0.0625% and on the pound sterling deposit at LIBOR less 0.125%. Interest earned is added to the principal amount outstanding at each

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

maturity date. The deposits mature and are rolled over on a monthly basis. The deposits can be withdrawn prior to maturity but this will incur a breakage cost based on prevailing market interest rates.

In the one month ended 31 March 2004 administrative expenses of US $76 were settled by the then shareholder, BFT Nederland B.V..

At 31 March 2005, a balance of US $5,645,574 (€4,356,408) was owed to Shell Petroleum N.V., an entity within the Royal Dutch/ Shell Group.
8.     Subsequent events

On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc.

On 18 May 2005, the Company, Royal Dutch and Shell Transport entered into an agreement which governs the implementation of the proposed transaction (the Transaction) pursuant to which the Company will become the parent company of Royal Dutch and Shell Transport through:

•	an exchange offer being made by the Company for all the Royal Dutch ordinary shares (the Royal Dutch Offer); and

•	a scheme of arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders (the Scheme).

The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/Shell Group.

Royal Dutch Shell will have two classes of ordinary shares, Class A Shares and Class B Shares. Royal Dutch Shareholders are being offered Class A Shares (other than holders of Royal Dutch New York Registered Shares who are being offered Class A ADRs) under the Royal Dutch Offer. Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants are being offered Class B Shares under the Scheme and holders of Shell Transport ADRs are being offered Class B ADRs.

The Class A Shares and the Class B Shares will have identical rights except in relation to the Dividend Access Mechanism by which dividends having a UK source are intended to be paid to the holders of Class B Shares. The Dividend Access Mechanism seeks to preserve the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants.

On 27 April 2005, the directors resolved to redeem, with immediate effect, 9,760,000 euro deferred shares for €0.01 in total, in accordance with the rights attaching to those shares.

On 12 May 2005, the authorised share capital of the Company was increased to £50,000 and €700,000,000 by the creation of 600,000 Class A Shares of €0.07 each, 2,759,360,000 Class B Shares of €0.07 each and 2,740,040,000 unclassified shares of €0.07 each (to be classified as Class A Shares or Class B Shares upon allotment at the discretion of the directors) and an ordinary resolution was passed authorising the directors to allot relevant securities (as defined in section 80 of the Companies Act 1985) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme. In addition 360,960,000 unissued Euro Deferred shares were re-

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT

classified as unclassified shares (to be classified as Class A Shares or Class B Shares at the discretion of the Royal Dutch Shell directors).

On 13 May 2005, the directors resolved to allot, conditional upon the Scheme becoming effective, Class B Shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme) in accordance with the terms of the Scheme.

Also on 13 May 2005:

•	a special resolution was passed conditional on the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects:

—	re-classifying as Class A Shares, immediately upon the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects, such number of issued euro deferred shares as is equal to the number of Royal Dutch Shares validly tendered in the Royal Dutch Offer acceptance period multiplied by two;

—	re-classifying as Class A Shares, on each occasion that Royal Dutch Shares are validly tendered to the Royal Dutch Offer in the subsequent acceptance period (if any), such number of issued euro deferred shares as is equal to that number of Royal Dutch Shares so tendered multiplied by two; and

—	re-classifying as Class A Shares, on each occasion that Royal Dutch Shares are offered to Royal Dutch Shell for exchange into Class A Shares after the later of the expiry of the Royal Dutch Offer acceptance period and the expiry of the subsequent acceptance period (if any) but at the absolute discretion of the Royal Dutch Shell directors (and subject to applicable law), such number of issued euro deferred shares as is equal to that number of Royal Dutch Shares so offered multiplied by two; and

•	a special resolution was passed, conditional upon Completion, reclassifying the sterling ordinary shares of Royal Dutch Shell as Sterling deferred shares.

There have been no other circumstances or events subsequent to the period end which require adjustment of or disclosure in the Condensed Interim Financial Report or in the notes thereto.

2.	UNAUDITED FIRST QUARTER 2005 FINANCIAL REPORT RELATING TO THE ROYAL DUTCH/ SHELL GROUP.
The following is the unaudited first quarter 2005 financial information relating to the Royal Dutch/ Shell Group:
Operational and Financial Review for First Quarter 2005

	$ million
	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
Income from continuing operations	7,018	4,827
Income from discontinued operations	(214)	20

Income for the period	6,804	4,847
Attributable to minority interests	131	145

Income attributable to Parent Companies	6,673	4,702

The Group’s income for first quarter 2005 was $6,673 million, an increase of 42% from the comparative period in 2004, reflecting higher hydrocarbon realisations, strong LNG earnings and higher earnings in Oil Products and Chemicals. Income in the first quarter 2005 included net gains of $220 million, mainly from divestments partly offset by certain charges, compared with a net gain of $490 million in 2004.
Exploration & Production segment earnings of $2,955 million were 9% higher than a year ago ($2,707 million) mainly reflecting higher realised prices partly offset by lower volumes and higher costs including exploration and depreciation. Segment earnings in the first quarter 2005 included charges of $41 million (mainly from divestment gains of $82 million which were more than offset by a $172 million charge for marking-to-market certain gas supply contracts in the UK), compared with net gains of $245 million in the first quarter of 2004. Excluding these charges and net gains, segment earnings were 22% higher than a year ago.
Liquids realisations were 44% higher than a year ago, compared to an increase in Brent of 49% and WTI of around 41%. Outside the USA, gas realisations increased by 29%. In the USA gas realisations increased by 18%, compared to an increase in Henry Hub of 14%.
Hydrocarbon production for the first quarter 2005 was 3,847 thousand boe per day. Excluding the impact of divestments of 18 thousand boe per day and the end of a Middle East gas contract of 100 thousand boe per day, total production was 2% lower than the same quarter last year, reflecting a 7% decrease in oil production and a 4% increase in gas production.
Production benefited from new fields mainly in the UK and the USA and the ramp-up of production in the USA totalling some 183 thousand boe per day versus a year ago. New production volumes exceeded field declines of approximately 147 thousand boe per day, mainly in the USA, Norway and Oman. This net increase was more than offset by operational issues totalling some 100 thousand boe per day, mainly in the UK North Sea, compared to a year ago.
Gas & Power segment earnings were $476 million, including gains of $48 million mainly from divestments, compared to $522 million a year ago, which included divestment gains of $166 million. Earnings were helped by record LNG volumes (up 15%) and higher LNG prices and increased by 17% excluding the effect of divestments.
Oil Products segment earnings were $3,051 million compared to $1,573 million for the first quarter of 2004. Results included net gains of $427 million mainly from divestments versus a net gain of some $100 million a year ago. Higher earnings due to increased refining margins (benefiting from wide light heavy crude differentials particularly in the USA, and in Europe from middle distillates strength) were partially offset mainly by the impact of lower retail marketing margins in the USA (due to the impact of rising product cost which could not be fully recovered in the marketplace), lower trading results and higher costs mainly due to the weaker US dollar.

Chemicals segment earnings were $449 million, compared to segment earnings of $221 million in the same quarter last year. Earnings reflected higher operating rates, increased capacity and improved margins.
Chemicals segment earnings in the first quarter 2005 included an impairment of the Group’s investment in Basell of $214 million. In 2004, Shell and BASF announced the review of strategic options for the Basell joint venture (Group interest 50%) and on 5 May 2005 BASF and Shell Chemicals announced that the companies are to sell their 50-50 joint venture Basell. The activities of Basell, including impairments, are reported as discontinued operations.
Corporate and Other net costs were $127 million in the first quarter 2005 compared to $176 million a year ago, due to lower net interest expense from lower net gearing partly offset by lower insurance results.
Cash flow from operating activities totalled $8.1 billion in the first quarter 2005. There were $1.1 billion gross proceeds from divestments, including $0.8 billion in Oil Products with sales of businesses in Romania, the Canary Islands and the Eastern part of the Caribbean, the LPG business in Portugal and the Bakersfield refinery in the USA.
Capital investment(1) in the first quarter 2005 was $3.2 billion, compared with $3.1 billion in the comparative period, of which $2.4 billion was in Exploration & Production.
First quarter 2005 and subsequent events: investments and portfolio developments
Upstream portfolio developments during the quarter were:
The production licences for Upper and Western Salym (Shell share 50%) in Russia were extended until 2032 and 2034 respectively.
In Kazakhstan, Shell increased its equity interest in the North Caspian Sea Production Sharing Agreement (NCPSA), which includes the Kashagan Project, by 1.85% to 18.52% following the sale by BG Group.
In Australia, Shell’s divestment of the mature Laminaria (22% share interest) and Corallina (25% share interest) oil fields, is expected to be completed in the second quarter of 2005.
Successful exploration wells were drilled in Nigeria, Norway, USA, Malaysia, the Netherlands, the UK and Oman. Results to date are encouraging but awaiting completion of evaluation and clearance from governments and partners to provide more definitive information. Successful appraisal wells were drilled in Malaysia, Egypt, the Netherlands and the UK.
In Alaska, Shell is expected to be awarded 86 blocks in Lease Sale 195 for the Beaufort Sea. In the Gulf of Mexico, Shell is expected to be awarded nine blocks in Lease Sale 194. In Canada, Shell Canada acquired a 20% interest in eight existing exploration licences in the Orphan Basin under a farm-in agreement. In Algeria, an exploration contract was awarded to Shell in the Reggane and Timimoun basins covering some 30,000 square kilometres (sq km). In Egypt, Shell acquired 30% of four Western Desert concessions covering some 60,000 sq km of exploration acreage.
Shell and Qatar Petroleum signed a Heads of Agreement for the development of a large-scale integrated LNG project including Upstream gas and liquids production and a 7.8 million tonnes per annum (mtpa) LNG train (Qatargas 4, Shell share 30%). Intended LNG markets are North America and Europe with first deliveries expected to commence around 2010-2012.
The Sakhalin II LNG joint venture (Shell share 55%) and Malaysia Tiga LNG (Shell share 15%) concluded 20-years sales commitments with Kogas, the Korean gas company to supply 1.5 to 2.0 mtpa each beginning in 2008.
Shell and its partners in the Australian Gorgon LNG and domestic gas project agreed to integrate their interests in the Greater Gorgon area. Shell will hold a 25% interest in the joint venture to construct two

(1)	Capital investment is defined as capital expenditure plus capitalised exploration expense plus new equity or loans to equity accounted investments.

5 mtpa LNG trains. Shell expects to sell all or part of its share of gas from the Gorgon LNG project to the North American and Mexican markets.
Shell received approval from the US Maritime Administration for a 7.7 mtpa (initial capacity) offshore LNG import terminal (Gulf Landing) in the Gulf of Mexico. In Europe, Shell announced plans for the development of a 5.8 mtpa LNG import terminal in Sicily, Italy (Shell share 50%).
In April 2005, Shell signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) and partners for the joint development of a greenfield LNG project (Olokola LNG) in Nigeria. The project is expected to include a joint venture infrastructure and operating company, and initially up to four 5 mtpa LNG trains. Two of the four trains will be owned by NNPC and Shell. The intended markets are North America and Europe.
In April 2005, Shell and Bechtel Enterprises Energy B.V. signed an agreement to sell InterGen N.V. (Shell share 68%) including 10 of its power plants for $1.75 billion. Excluded from the sale are InterGen’s assets in the United States, Colombia and Turkey pending further review. The transaction is expected to close mid-2005 and is subject to certain conditions and regulatory approvals.
On 3 May 2005, The National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) and Shell Exploration and Production Libya GmbH (“Shell”) announced that they have reached a long-term agreement for a major gas exploration and development deal. The agreement covers the rejuvenation and upgrade of the existing Liquified Natural Gas (LNG) Plant at Marsa Al-Brega on the Libyan coast, together with exploration and development of five areas located in the heart of Libya’s major oil and gas producing Sirte Basin. The contract follows the Heads of Agreement signed in March 2004 between NOC and Shell, in which both parties agreed to establish a long-term strategic partnership in the Libyan gas sector.
Downstream continued implementation of the Group’s strategy for reshaping the portfolio during the quarter.
On 1 January 2005, Shell implemented one integrated Downstream organisation for the Oil Products and Chemicals businesses with a global line of business structure to optimise manufacturing facilities, standardise processes and improve services to customers.
Oil Products completed the earlier announced sales of its businesses in Romania, the Canary Islands and the Eastern part of the Caribbean. In addition, Shell completed the sale of the LPG business in Portugal and the Bakersfield Refinery in the USA. Total gross proceeds amounted to $762 million.
In China, the joint venture (Shell share 40%) with Sinopec started operating its first retail stations. At the end of the quarter over 200 retail stations were in operation. The joint venture is expected to build and operate 500 retail outlets in the Jiangsu Province.
Shell signed a Letter of Intent with Qatar Petroleum for the development of a world-scale ethane-based cracker and derivatives complex in Ras Laffan, Qatar.
In 2004, Shell and BASF announced the review of strategic options for the Basell joint venture (Shell share 50%). On 5 May 2005 BASF and Shell Chemicals announced that they are to sell Basell for a consideration of €4.4 billion, including debt. The transaction is subject to approval by the relevant antitrust authorities and closing is expected in the second half of 2005.

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF INCOME
Presented under IFRS

	$ million
	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
Sales proceeds	90,068	74,748
Less: Sales taxes, excise duties and similar levies	(17,912)	(17,480)

Revenue(a)	72,156	57,268
Cost of sales(b)	(58,565)	(47,437)

Gross profit	13,591	9,831
Selling and distribution expenses	(3,164)	(2,913)
Administrative expenses	(370)	(463)
Exploration	(261)	(111)
Share of profit of equity accounted investments	1,573	1,131
Net finance costs	(83)	(262)
Other income	5	436

Income before taxation	11,291	7,649
Taxation	(4,273)	(2,822)

Income from continuing operations	7,018	4,827
Income from discontinued operations (see Note 6)	(214)	20

Income for the period	6,804	4,847

Attributable to minority interests	131	145

Income attributable to Parent Companies	6,673	4,702

(a)	includes net proceeds related to buy/sell contracts of $7.1 billion in First Quarter 2005 (First Quarter 2004 $5.6 billion)

(b)	includes costs related to buy/sell contracts of $7.1 billion in First Quarter 2005 (First Quarter 2004 $5.6 billion)

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
BALANCE SHEET
Presented under IFRS

	$ million
	31 Mar		31 Dec
	2005		2004
ASSETS
Non-current assets
Property, plant and equipment	85,779	87,918
Intangible assets	4,428	4,528
Investments:
equity accounted investments	18,763	20,493
financial assets	3,704	2,700
Deferred tax	2,775	2,789
Employee benefit assets	2,250	2,479
Other	6,206	4,490

	123,905	125,397

Current assets
Inventories	17,517	15,375
Accounts receivable	45,189	37,439
Cash and cash equivalents	8,888	8,453

	71,594	61,267

Total assets	195,499	186,664

LIABILITIES
Non-current liabilities
Debt	7,977	8,858
Deferred tax	12,625	12,930
Employee benefit obligations	6,358	6,795
Other provisions	6,821	6,828
Other	5,788	5,800

	39,569	41,211

Current liabilities
Debt	5,755	5,795
Accounts payable and accrued liabilities	45,691	38,289
Taxes payable	11,225	9,056
Employee benefit obligations	308	339
Other provisions	1,527	1,812
Dividends payable to Parent Companies	2,085	4,750

	66,591	60,041

Total liabilities	106,160	101,252

EQUITY
Equity attributable to Parent Companies	83,662	80,099
Minority interests	5,677	5,313

Total equity	89,339	85,412

Total liabilities and equity	195,499	186,664

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CHANGES IN EQUITY
Presented under IFRS

							$ million
	Equity attributable to Parent Companies

	Invested		Other	Parent
	by Parent	Retained	equity	Companies’		Minority	Total
	Companies	earnings	accounts(1)	shares held	Total	interests	equity
At 31 December 2004	741	80,450	3,095	(4,187)	80,099	5,313	85,412
Change upon implementation of IAS 32 and 39 Financial instruments (see Note 7)	—	(7)	823	—	816	—	816

At 1 January 2005	741	80,443	3,918	(4,187)	80,915	5,313	86,228
Income for First Quarter 2005	—	6,673	—	—	6,673	131	6,804
Income/(expense) recognised directly in equity	—	—	(1,464)	—	(1,464)	74	(1,390)

Total recognised income/(expense) for First Quarter 2005	—	6,673	(1,464)	—	5,209	205	5,414

Distributions	—	(2,605)	—	—	(2,605)	(47)	(2,652)
Decrease in Parent Companies’ shares held, net of dividends received	—	—	—	143	143	—	143
Change in minority interests	—	—	—	—	–	206	206

Equity owner changes in First Quarter 2005	—	(2,605)	—	143	(2,462)	159	(2,303)

At 31 March 2005	741	84,511	2,454	(4,044)	83,662	5,677	89,339

At 1 January 2004	741	69,898	570	(3,428)	67,781	3,408	71,189
Income for First Quarter 2004	—	4,702	—	—	4,702	145	4,847
Income/(expense) recognised directly in equity	—	—	(757)	—	(757)	(28)	(785)

Total recognised income/(expense) for First Quarter 2004	—	4,702	(757)	—	3,945	117	4,062

Distributions	—	—	—	—	—	(46)	(46)
Increase in Parent Companies’ shares held, net of dividends received	—	—	—	(8)	(8)	—	(8)
Change in minority interests	—	—	—	—	—	287	287

Equity owner changes in First Quarter 2004	—	—	—	(8)	(8)	241	233

At 31 March 2004	741	74,600	(187)	(3,436)	71,718	3,766	75,484

(1)	See Note 4

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CASH FLOWS
Presented under IFRS

	$ million
	Three Months	Three Months
	ended	ended
	31 March	31 March
	2005	2004
Cash flow from operating activities:
Income for the period	6,804	4,847

Adjustment for:
Taxation accrued	4,311	2,916
Interest incurred	160	300
Depreciation, depletion and amortisation	3,155	2,703
(Profit)/loss on sale of assets	(558)	(663)
Decrease/(increase) in net working capital	(2,137)	17
Share of profit of equity accounted investments	(1,359)	(1,151)
Dividends received from equity accounted investments	992	753
Deferred taxation and other provisions	(392)	(66)
Other	303	(143)

Cash flow from operating activities (pre-tax)	11,279	9,513
Taxation paid	(3,186)	(1,395)

Cash flow from operating activities	8,093	8,118
Cash flow from investing activities:
Capital expenditure	(2,934)	(2,636)
Proceeds from sale of assets	1,008	728
Proceeds from sales and (additions):
equity accounted investments	(138)	(427)
investments: financial assets	(24)	938
Interest received	190	108

Cash flow from investing activities	(1,898)	(1,289)
Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(990)	(810)
Other debt:
new borrowings	815	2,134
repayments	(548)	(4,370)
Interest paid	(254)	(210)
Change in minority interests	351	277
Dividends paid to:
Parent Companies	(5,137)	—
Minority interests	(47)	(46)
Parent Companies’ shares: net sales/(purchases) and dividends received	143	(8)

Cash flow from financing activities	(5,667)	(3,033)

Currency translation differences relating to cash and cash equivalents	(93)	(15)

Increase/(decrease) in cash and cash equivalents	435	3,781

Cash and cash equivalents at beginning of period	8,453	1,942

Cash and cash equivalents at end of period	8,888	5,723

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
NOTES TO THE CONDENSED INTERIM FINANCIAL REPORT
1.     The Royal Dutch/Shell Group of Companies

The Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) together own, directly or indirectly, investments in numerous companies known collectively as the Royal Dutch/ Shell Group. The interim financial information of the Parent Companies is not included in this Condensed Interim Financial Report, the objective of which is to reflect the financial position, results of operations and cash flows of the Group Holding Companies (Shell Petroleum N.V. and The Shell Petroleum Company Limited) on a combined basis.

Group companies are engaged in all principal aspects of the oil and natural gas industry. They also have interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and solar energy). The Group conducts its business through five principal segments, Exploration & Production, Gas & Power, Oil Products, Chemicals and Other businesses. These activities are conducted in more than 140 countries and territories and are subject to changing economic, regulatory and political conditions.
2.     Basis of preparation

The First Quarter Condensed Interim Financial Report of the Royal Dutch/ Shell Group has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and with the policies set out in Note 3. These are the policies which the Group expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ending 31 December 2005. The policies are in accordance with the recognition and measurement requirements of those IFRSs and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Group at 31 December 2005.

This represents the Group’s first application of IFRS and the accounting policies are set out in Note 3 below. Group Financial Statements for 2004 had been prepared in accordance with US Generally Accepted Accounting Principles (GAAP); accounting policies were set out in Note 3 in those Financial Statements. US GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from US GAAP to IFRS on equity, income and cash flows are given below in Note 9, including a description of the nature of the changes in accounting policies. As part of the Group’s adoption of IFRS, the following elections were made under IFRS 1 First-time Adoption of International Financial Reporting Standards as at 1 January 2004:

•	cumulative currency translation differences were eliminated by transfer to retained earnings.

•	cumulative previously unrecognised actuarial gains and losses on post-employment benefits were recognised.

•	prior business combinations have not been restated.

•	IFRS 2 Share-based Payment has only been applied to options issued after 7 November 2002 and not vested by 1 January 2005.

The policies have been consistently applied to all periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from US GAAP. The Group has also taken the exemption available under IFRS 1 to only apply IAS 32 and IAS 39 from 1 January 2005 and the impact on transition is described in Notes 3 and 7.

The Condensed Interim Financial Report has been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Actual results could differ from those estimates.

This report should be read in conjunction with the Group Financial Statements and notes thereto in the 2004 Annual Report on Form 20-F/A (Amendment No.1).
3.     Accounting policies

Nature of the Condensed Interim Financial Report

The Condensed Interim Financial Report, which is presented in US dollars, includes the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights (including potential voting rights) or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks.

Revenue recognition

Sales of oil, natural gas, chemicals and all other products are recorded when title passes to the customer. Revenue from the production of oil and natural gas properties in which the Group has an interest with other producers are recognised on the basis of the Group’s working interest (entitlement method). Gains and losses on derivatives contracts and contracts involved in energy trading and risk management are shown net in the Statement of Income if these contracts are held for trading purposes. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Group’s refinery operations are shown net in the Statement of Income. Sales between Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

In Exploration & Production and Gas & Power title typically passes (and revenues are recognised) when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, title typically passes (and revenues are recognised) either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. Revenues on wholesale sales of oil products and chemicals are recognised when transfer of ownership occurs and title is passed, either at the point of delivery or the point of receipt, depending on contractual conditions.

Property, plant and equipment and intangible assets

(a) Recognition on the Balance Sheet

Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded on the Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”) and certain development costs (see “Research and development”). Accounting for exploration costs is described separately below (“Exploration costs”). Intangible assets include goodwill. Interest is capitalised, as an increase in property, plant and equipment, on significant capital projects during construction.

Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation and impairment.

(b) Depreciation, depletion and amortisation

Property, plant and equipment related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, 15 years for retail service station facilities, and until the next planned major inspection (generally 3 to 5 years) for inspection costs. Property, plant and equipment held under finance leases are depreciated over the shorter of the assets’ estimated useful lives and the lease term.

Goodwill is not amortised but instead tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (with a maximum of forty years).

(c) Recoverability of assets

Other than properties with no proved reserves (where the basis for carrying costs on the Balance Sheet is explained under “Exploration costs”), the carrying amounts of major Exploration & Production property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to recoverable amount which is the higher of fair value less costs to sell and value in use. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are recognised at the lower of carrying amount and fair value less costs to sell.

Estimates of future cash flows used in the evaluation for impairment of assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then discounted or risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Exploration costs

Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin and (ii) they have found commercially producible quantities of reserves and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are booked within 12 months following the completion of exploratory drilling.

Associated companies and joint ventures

Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Interests in jointly controlled entities are also recognised on the equity basis. Interests in jointly controlled assets are recognised by including the Group share of assets, liabilities, income and expenses on a line-by-line basis.

Inventories

Inventories are stated at cost to the Group or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

Deferred taxation

Deferred taxation is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.

Deferred tax assets are recognised where future recovery is probable. Deferred tax assets and liabilities are presented separately in the Balance Sheet except where there is a right of set-off within fiscal jurisdictions.

Deferred tax is not provided for taxes on possible future distributions of retained earnings of Group companies and equity accounted investments where the timing of the distribution can be controlled and it is probable that the retained earnings will be substantially reinvested by the companies concerned.

Employee benefits

(a) Employee retirement plans

Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out by independent actuaries.

For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet. The Group recognises actuarial gains and losses that arise subsequent to 1 January 2004 using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investments of these contributions, pension cost is the amount contributed by Group companies for the period.

(b) Postretirement benefits other than pensions

Some Group companies provide certain postretirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.

The expected costs of postretirement benefits other than pensions are accrued over the periods employees render service to the Group. Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening balance sheet.

(c) Share-based compensation plans

The fair value of share options granted to employees after 7 November 2002, and which had not vested by 1 January 2005, is recognised as an expense from the date of grant over the vesting period with a corresponding increase directly in equity. The fair value of the Group’s share options was estimated using a Black-Scholes option pricing model.

Leases

Agreements under which Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and benefits of ownership are recorded at inception as finance leases within property, plant and equipment and debt. All other leases are recorded as operating leases and the costs are charged to income as incurred.

Financial instruments and other derivative contracts

The Group adopted IAS 32 and IAS 39 with effect from 1 January 2005 and therefore accounted for financial instruments and other derivative contracts until the end of 2004 under US GAAP. Information for 2004 has not been restated and the impact on transition, which is restricted to certain commodity contracts and embedded derivatives and unquoted investments with estimable fair values, is described below.

(a) Financial assets

Investments: financial assets comprise debt and equity securities.

Securities of a trading nature

Securities of a trading nature are carried at fair value with unrealised holding gains and losses being included in income.

Securities held to maturity

Securities held to maturity are carried at amortised cost, unless impaired.

Available for sale securities

All other securities are classified as available for sale and are carried at fair value, other than unquoted equity securities with no estimable fair value which are reported at cost, less any impairment. Unrealised holding gains and losses other than impairments are taken directly to equity, except for translation differences arising on foreign currency debt securities which are taken to income. Upon sale or maturity, the net gains and losses are included in income.

Fair value is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

From 1 January 2005 this has resulted in certain unquoted equity securities being recognised at fair value compared with recognition at cost under US GAAP and the impact on transition is disclosed in Note 7. This change in accounting has no impact on the timing of recognition of income arising from these investments.

Securities forming part of a portfolio which is required to be held long-term are classified under investments.

Interest on debt securities is accounted for in income by applying the effective interest method. Dividends on equity securities are accounted for in income when receivable.

Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

Cash and cash equivalents include cash in hand, short-term deposits and other investments which have a maturity from acquisition of three months or less and are readily convertible into known amounts of cash.

(b) Financial liabilities

Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging.

Interest expense, other than interest capitalised, is accounted for in income using the effective interest method.

(c) Derivative contracts

Group companies use derivatives in the management of interest rate risk, foreign currency risk and commodity price risk. These derivative contracts are recognised at fair value, using market prices.

Those derivatives qualifying and designated as hedges are either: (1) a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment, or (2) a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecasted transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised directly in equity, until income reflects the variability of underlying cash flows; any ineffective portion is taken to income.

Group companies formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and when it ceases, hedge accounting is discontinued.

Certain contracts to purchase and sell commodities are required to be recognised at fair value, generally based on market prices, (with gains and losses taken to income). These are contracts which can be net settled or sales contracts containing volume optionality.

Certain embedded derivatives within contracts are required to be separated from their host contract and recognised at fair value, generally based on market prices, (with gains and losses taken to income) if the economic characteristics and risks of the embedded derivative are not closely related to that of the host contract.

These policies are very similar to those applied until the end of 2004 under US GAAP and the impact of the application on 1 January 2005 is shown in Note 7.

Provisions

Provisions are liabilities where the timing or amount of future expenditure is uncertain. Provisions are recorded at the best estimate of the present value of the expenditure required to settle the present obligation at the balance sheet date. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below.

Estimated decommissioning and restoration costs are based on current requirements, technology and price levels and are stated at fair value, and the associated asset retirement costs are capitalised as part of the carrying amount of the related property, plant and equipment. The liability, once an obligation, whether legal or constructive, crystallises, is recognised with a corresponding amount of property, plant and equipment in the period when a reasonable estimate of the fair value can be made. The fair value is calculated using amounts discounted over the useful economic life of the assets. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are incorporated on a prospective basis.

Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Group companies’ best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when reasonably certain of realisation. The carrying amount of provisions is regularly reviewed and adjusted for new facts or changes in law or technology.

Parent Companies’ shares held by Group companies

Parent Companies’ shares held by Group companies are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity.

Administrative expenses

Administrative expenses are those which do not relate directly to the activities of a single business segment and include expenses incurred in the management and co-ordination of multi-segment enterprises.

Research and development

Development costs which are expected to generate probable future economic benefits are capitalised. All other research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.

Discontinued operations

Discontinued operations comprise those activities which have been disposed of during the period, or remain held for sale at period end, and represent a separate major line of business or geographical area of operation which can be clearly distinguished, operationally and for financial reporting purposes, from other activities of the Group.

Business combinations

Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is reflected as goodwill.

Currency translation

Assets and liabilities of non-US dollar Group companies are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account within equity. As part of the transition to IFRS, the balance of this account was eliminated at 1 January 2004 and transferred to retained earnings with no impact on total equity. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income.

The US dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are included in income.

New accounting standards and interpretations

Certain new IFRS and IFRIC interpretations have been published which are not mandatory for 2005. The Group has elected to early adopt in 2005 IFRS 6 Exploration for and Evaluation of Mineral Resources and IFRIC 4 Determining whether an Arrangement Contains a Lease, and these are reflected in the accounting policies described above. The Group is assessing the impact of IFRIC 3 Emission Rights which also remains subject to potential change prior to its mandatory use in 2006. All other published pronouncements, which are not mandatory in 2005, are not expected to have an impact on the Group.

IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it will be applied and reported on in the Group’s first IFRS Financial Statements cannot be determined with certainty at this stage.

4.     Income/(expense) recognised directly in equity attributable to Parent Companies
               Presented under IFRS

	$ million
	Income/(expense)

			At
			1 January
			2005
	At		after		At
	31 December		IAS 32/39		31 March
	2004	IAS 32/39	transition	First Quarter	2005
Cumulative currency translation differences	2,729	—	2,729	(1,450)	1,279

Unrealised gains/(losses) on securities	350	823	1,173	(23)	1,150

Unrealised gains/(losses) on cash flow hedges	(157)	—	(157)	(34)	(191)

Share-based compensation	173	—	173	43	216

Total	3,095	823	3,918	(1,464)	2,454

	$ million
	2004
	Income/(expense)

	1 January	First Quarter	31 March
Cumulative currency translation differences	—	(347)	(347)

Unrealised gains/(losses) on securities	700	(418)	282

Unrealised gains/(losses) on cash flow hedges	(188)	(11)	(199)

Share-based compensation	58	19	77

Total	570	(757)	(187)

5.     Information by business segment

	$ million
	2005

Segment information — First	Exploration &	Gas &			Corporate		Total
Quarter 2005	Production	Power	Oil Products	Chemicals	and Other	Eliminations	Group
Revenue
Third party	4,565	3,277	55,996	8,026	292		72,156
Inter-segment	7,240	370	1,535	748	—	(9,893)

Total	11,805	3,647	57,531	8,774	292	(9,893)	72,156

Segment result	5,528	196	3,477	804	(209)		9,796
Share of profit of equity accounted investments	714	257	518	84	—		1,573
Net finance costs							(83)
Other income							5
Taxation							(4,273)

Income from continuing operations							7,018
Income from discontinued operations				(214)			(214)

Income for the period							6,804

               Presented under IFRS

	$ million
	2004

Segment information — First	Exploration &	Gas &			Corporate		Total
Quarter 2004	Production	Power	Oil Products	Chemicals	and Other	Eliminations	Group
Revenue
Third party	3,776	2,161	45,394	5,581	356		57,268
Inter-segment	5,666	331	1,036	699	3	(7,735)

Total	9,442	2,492	46,430	6,280	359	(7,735)	57,268

Segment result	4,353	108	1,832	151	(100)		6,344
Share of profit of equity accounted investments	609	229	230	63	—		1,131
Net finance costs							(262)
Other income							436
Taxation							(2,822)

Income from continuing operations							4,827
Income from discontinued operations				20			20

Income for the period							4,847

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/ expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Group’s annual financial statements to comply with SFAS 131.

	$ million

Income for the period by segment — First	Exploration &	Gas &			Corporate	Total
Quarter 2005	Production	Power	Oil Products	Chemicals	and Other	Group
Segment result - IAS 14	5,528	196	3,477	804	(209)	9,796
Share of profit of equity accounted investments	714	257	518	84	—	1,573
Net finance costs and other (income)/expense	(113)	37	(44)	1	41	(78)
Taxation	(3,174)	(14)	(900)	(226)	41	(4,273)
Discontinued operations	—	—	—	(214)	—	(214)

Segment result - OFR	2,955	476	3,051	449	(127)	6,804

	$ million

Income for the period by segment — First	Exploration &	Gas &			Corporate	Total
Quarter 2004	Production	Power	Oil Products	Chemicals	and Other	Group
Segment result - IAS 14	4,353	108	1,832	151	(100)	6,344
Share of profit of equity accounted investments	609	229	230	63	—	1,131
Net finance costs and other (income)/expense	(62)	200	41	(8)	3	174
Taxation	(2,193)	(15)	(530)	(5)	(79)	(2,822)
Discontinued operations	—	—	—	20	—	20

Segment result - OFR	2,707	522	1,573	221	(176)	4,847

6.     Discontinued operations

Discontinued operations comprise the activities of Basell, a jointly controlled Chemicals entity (Group interest 50%), which has been held for sale at fair value less costs to sell since the announcement in 2004 of a review of strategic alternatives regarding this venture. The loss for the First Quarter 2005 comprises an impairment in order to reflect the carrying amount at 31 March 2005 at fair value less costs to sell.
7.     Implementation of IAS 32 and IAS 39 Financial Instruments

As described in Note 3, the impact on transition at 1 January 2005 resulting from recognising at fair value certain additional derivative contracts and unquoted securities was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at 1 January 2005 as follows:

$ million
Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Current liabilities	(54)

816

8.     Contingencies and litigation

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of 9 May 2005, there were approximately 66 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the Financial Statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management of the Group considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below.

The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Consequently, management of the Group does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages claimed, if any; the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards, and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of 9 May 2005 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on results for the period in which they are recognised.

A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per US dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. and in Venezuela. SOC does not have any assets in Nicaragua. In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. This district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States. Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia. As of 9 May 2005, five additional Nicaraguan judgments had been entered in the collective amount of approximately $226.5 million in favor of 240 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated (including a suit seeking more than $3 billion). It is the opinion of management of the Group that the above judgments are unenforceable in a U.S. court, as a matter of law, for the reasons set out in SOC’s declaratory judgment action described above. No financial provisions have been established for these judgments or related claims.

Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Financial provisions have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Group that exposure from this other polybutylene litigation pending as of 9 May 2005, is not material. Management of the Group cannot currently predict when or how all polybutylene matters will be finally resolved.

In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.

The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.

The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA have been paid by Group companies and fully included in the Income Statement of the Group for the year 2004. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.

Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.

The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

9.     Reconciliations from US GAAP to IFRS
(a)    Reconciliation of Statement of Income

	$ million
		Effect of
		transition
First Quarter 2004	US GAAP	to IFRS(1)	IFRS
Sales proceeds	74,908	(160)	74,748
Less: Sales taxes, excise duties and similar levies	(17,694)	214	(17,480)

Revenue	57,214	54	57,268
Cost of sales	(47,261)	(176)	(47,437)

Gross profit	9,953	(122)	9,831
Selling and distribution expenses	(2,835)	(78)	(2,913)
Administrative expenses	(471)	8	(463)
Exploration	(124)	13	(111)
Research and development	(136)	136	—
Share of profit of equity accounted investments	1,290	(159)	1,131
Net finance costs	(152)	(110)	(262)
Other income	436	—	436

Income before taxation	7,961	(312)	7,649
Taxation	(3,490)	668	(2,822)

Income from continuing operations	4,471	356	4,827
Income from discontinued operations	262	(242)	20

Income for the period	4,733	114	4,847

Attributable to minority interests	125	20	145

Income attributable to Parent Companies	4,608	94	4,702

	$ million
		Effect of
		transition
2004	US GAAP	to IFRS(2)	IFRS
Sales proceeds	337,522	1,234	338,756
Less: Sales taxes, excise duties and similar levies	(72,332)	(38)	(72,370)

Revenue	265,190	1,196	266,386
Cost of sales	(221,678)	(1,581)	(223,259)

Gross profit	43,512	(385)	43,127
Selling and distribution expenses	(12,340)	(210)	(12,550)
Administrative expenses	(2,516)	(6)	(2,522)
Exploration	(1,823)	14	(1,809)
Research and development	(553)	553	—
Share of profit of equity accounted investments	5,653	(638)	5,015
Net finance costs	(561)	(54)	(615)
Other income	1,013	—	1,013

Income before taxation	32,385	(726)	31,659
Taxation	(15,136)	2,969	(12,167)

Income from continuing operations	17,249	2,243	19,492
Income from discontinued operations	1,560	(1,794)	(234)

Income for the period	18,809	449	19,258

Attributable to minority interests	626	91	717

Income attributable to Parent Companies	18,183	358	18,541

(1)	See Note 9(d).

(2)	See Note 9(e).

(b)    Reconciliation of Equity

At 1 January 2004 (date of transition to IFRS)

	$ million
		Effect of
		transition
	US GAAP	to IFRS(1)	IFRS
ASSETS
Non-current assets
Property, plant and equipment	87,088	(807)	86,281
Intangible assets	4,735	(342)	4,393
Investments:
equity accounted investments	19,371	(192)	19,179
financial assets	3,403	(54)	3,349
Deferred tax	2,092	971	3,063
Employee benefit assets	6,516	(5,055)	1,461
Other	2,741	138	2,879

	125,946	(5,341)	120,605

Current assets
Inventories	12,690	(13)	12,677
Accounts receivable	28,969	(326)	28,643
Cash and cash equivalents	1,952	(10)	1,942

	43,611	(349)	43,262

Total assets	169,557	(5,690)	163,867

LIABILITIES
Non-current liabilities
Debt	9,100	174	9,274
Deferred tax	15,185	(1,384)	13,801
Employee benefit obligations	4,927	2,018	6,945
Other provisions	3,955	986	4,941
Other	6,054	(2,032)	4,022

	39,221	(238)	38,983

Current liabilities
Debt	11,027	6	11,033
Accounts payable and accrued liabilities	32,347	(1,568)	30,779
Taxes payable	5,927	(561)	5,366
Employee benefit obligations	—	319	319
Other provisions	—	1,075	1,075
Dividends payable to Parent Companies	5,123	—	5,123

	54,424	(729)	53,695

Total liabilities	93,645	(967)	92,678

EQUITY
Equity attributable to Parent Companies	72,497	(4,716)	67,781
Minority interests	3,415	(7)	3,408

Total equity (see Note 9(c))	75,912	(4,723)	71,189

Total liabilities and equity	169,557	(5,690)	163,867

(1)	See Note 9(f)

At 31 March 2004

	$ million
		Effect of
		transition
	US GAAP	to IFRS(1)	IFRS
ASSETS
Non-current assets
Property, plant and equipment	86,141	(603)	85,538
Intangible assets	4,708	(335)	4,373
Investments:
equity accounted investments	19,976	(88)	19,888
financial assets	2,648	(51)	2,597
Deferred tax(2)	2,092	958	3,050
Employee benefit assets	6,881	(5,223)	1,658
Other	3,034	142	3,176

	125,480	(5,200)	120,280

Current assets
Inventories	13,615	(13)	13,602
Accounts receivable	30,664	(435)	30,229
Cash and cash equivalents	5,732	(9)	5,723

	50,011	(457)	49,554

Total assets	175,491	(5,657)	169,834

LIABILITIES
Non-current liabilities
Debt	9,728	174	9,902
Deferred tax(2)	15,174	(1,414)	13,760
Employee benefit obligations	4,940	1,949	6,889
Other provisions	4,360	883	5,243
Other	6,189	(1,897)	4,292

	40,391	(305)	40,086

Current liabilities
Debt	7,548	4	7,552
Accounts payable and accrued liabilities	32,377	(869)	31,508
Taxes payable	9,950	(1,200)	8,750
Employee benefit obligations	—	315	315
Other provisions	—	1,048	1,048
Dividends payable to Parent Companies	5,091	—	5,091

	54,966	(702)	54,264

Total liabilities	95,357	(1,007)	94,350

EQUITY
Equity attributable to Parent Companies	76,359	(4,641)	71,718
Minority interests	3,775	(9)	3,766

Total equity (see Note 9(c))	80,134	(4,650)	75,484

Total liabilities and equity	175,491	(5,657)	169,834

(1)	See Note 9(g).

(2)	The amount of deferred tax assets at 31 March 2004 under US GAAP has not been recalculated from the amount at 31 December 2003.

At 31 December 2004

	$ million
		Effect of
		transition
	US GAAP	to IFRS(1)	IFRS
ASSETS
Non-current assets
Property, plant and equipment	88,940	(1,022)	87,918
Intangible assets	4,890	(362)	4,528
Investments:
equity accounted investments	19,743	750	20,493
financial assets	2,748	(48)	2,700
Deferred tax	1,995	794	2,789
Employee benefit assets	8,278	(5,799)	2,479
Other	4,369	121	4,490

	130,963	(5,566)	125,397

Current assets
Inventories	15,391	(16)	15,375
Accounts receivable	37,998	(559)	37,439
Cash and cash equivalents	8,459	(6)	8,453

	61,848	(581)	61,267

Total assets	192,811	(6,147)	186,664

LIABILITIES
Non-current liabilities
Debt	8,600	258	8,858
Deferred tax	14,844	(1,914)	12,930
Employee benefit obligations	5,044	1,751	6,795
Other provisions	5,709	1,119	6,828
Other	8,065	(2,265)	5,800

	42,262	(1,051)	41,211

Current liabilities
Debt	5,822	(27)	5,795
Accounts payable and accrued liabilities	40,207	(1,918)	38,289
Taxes payable	9,885	(829)	9,056
Employee benefit obligations	—	339	339
Other provisions	—	1,812	1,812
Dividends payable to Parent Companies	4,750	—	4,750

	60,664	(623)	60,041

Total liabilities	102,926	(1,674)	101,252

EQUITY
Equity attributable to Parent Companies	84,576	(4,477)	80,099
Minority interests	5,309	4	5,313

Total equity (see Note 9(c))	89,885	(4,473)	85,412

Total liabilities and equity	192,811	(6,147)	186,664

(1)	See Note 9(h).

(c)    Analysis of effect of transition to IFRS on total equity

	$ million
	Equity attributable to Parent Companies

			Parent	Cumulative		Unrealised	Minimum
	Invested		Companies’	currency	Unrealised	losses on	pension
	by Parent	Retained	shares	translation	gains on	cash flow	liability	Share-based		Minority
	Companies	earnings	held	differences	securities	hedges	adjustments	compensation	Total	interests	Total
At 1 January 2004
US GAAP	741	74,906	(3,428)	1,208	700	(188)	(1,442)	—	72,497	3,415	75,912
Effect of transition to IFRS	—	(5,008)	—	(1,208)	—	—	1,442	58	(4,716)	(7)	(4,723)

IFRS	741	69,898	(3,428)	—	700	(188)	—	58	67,781	3,408	71,189

At 31 March 2004
US GAAP	741	79,514	(3,436)	888	282	(199)	(1,431)	—	76,359	3,775	80,134
Effect of transition to IFRS	—	(4,914)	—	(1,235)	—	—	1,431	77	(4,641)	(9)	(4,650)

IFRS	741	74,600	(3,436)	(347)	282	(199)	—	77	71,718	3,766	75,484

At 31 December 2004
US GAAP	741	85,100	(4,187)	4,356	350	(157)	(1,627)	—	84,576	5,309	89,885
Effect of transition to IFRS	—	(4,650)	—	(1,627)	—	—	1,627	173	(4,477)	4	(4,473)

IFRS	741	80,450	(4,187)	2,729	350	(157)	—	173	80,099	5,313	85,412

(d)    Effect of transition to IFRS for First Quarter 2004

	$ million
			Employee		Cumulative
			benefits(3)		currency			Major
	Discontinued				translation		Reversals of	inspection
	operations(1)	Reclassifications(2)	(a)	(b)	differences(3)	Impairments(3)	impairments(3)	costs(3)	Other	Total
Sales proceeds	1,301	(1,461)	—	—	—	—	—	—	—	(160)
Sales taxes, excise duties and similar levies	(437)	651	—	—	—	—	—	—	—	214

Revenue	864	(810)	—	—	—	—	—	—	—	54
Cost of sales	(418)	151	(55)	(21)	16	—	—	138	13	(176)

Gross profit	446	(659)	(55)	(21)	16	—	—	138	13	(122)
Selling and distribution expenses	(82)	—	6	(2)	—	—	—	—	—	(78)
Administrative expenses	(7)	—	12	—	—	—	—	—	3	8
Exploration	(1)	14	—	—	—	—	—	—	—	13
Research and development	—	136	—	—	—	—	—	—	—	136
Share of profit of equity accounted investments	(15)	(162)	1	—	—	—	—	17	—	(159)
Net finance costs	(12)	(80)	—	—	—	—	—	—	(18)	(110)
Other income	—	—	—	—	—	—	—	—	—	—

Income before taxation	329	(751)	(36)	(23)	16	—	—	155	(2)	(312)
Taxation	(70)	751	12	(2)	—	—	—	(47)	24	668

Income from continuing operations	259	—	(24)	(25)	16	—	—	108	22	356
Income from discontinued operations	(242)	—	—	—	—	—	—	—	—	(242)

Income for the period	17	—	(24)	(25)	16	—	—	108	22	114

Attributable to minority interests	17	—	—	—	—	—	—	—	3	20

Income attributable to Parent Companies	—	—	(24)	(25)	16	—	—	108	19	94

(e)    Effect of transition to IFRS for 2004

	$ million
			Employee		Cumulative
			benefits(3)		currency			Major
	Discontinued				translation		Reversals of	inspection
	operations(1)	Reclassifications(2)	(a)	(b)	differences(3)	Impairments(3)	impairments(3)	costs(3)	Other	Total
Sales proceeds	5,044	(3,803)	—	—	—	—	—	—	(7)	1,234
Sales taxes, excise duties and similar levies	(1,537)	1,499	—	—	—	—	—	—	—	(38)

Revenue	3,507	(2,304)	—	—	—	—	—	—	(7)	1,196
Cost of sales	(1,141)	134	(306)	(128)	102	(730)	211	223	54	(1,581)

Gross profit	2,366	(2,170)	(306)	(128)	102	(730)	211	223	47	(385)
Selling and distribution expenses	(341)	—	25	(9)	28	—	—	—	87	(210)
Administrative expenses	(28)	3	25	(5)	—	—	—	—	(1)	(6)
Exploration	(5)	19	—	—	—	—	—	—	—	14
Research and development	—	553	—	—	—	—	—	—	—	553
Share of profit of equity accounted investments	252	(1,420)	6	—	—	212	258	50	4	(638)
Net finance costs	(30)	121	—	—	—	—	—	—	(145)	(54)
Other income	—	—	—	—	—	—	—	—	—	—

Income before taxation	2,214	(2,894)	(250)	(142)	130	(518)	469	273	(8)	(726)
Taxation	(332)	2,894	77	27	—	258	—	(75)	120	2,969

Income from continuing operations	1,882	—	(173)	(115)	130	(260)	469	198	112	2,243
Income from discontinued operations	(1,794)	—	—	—	—	—	—	—	—	(1,794)

Income for the period	88	—	(173)	(115)	130	(260)	469	198	112	449

Attributable to minority interests	88	—	3	—	—	—	—	2	(2)	91

Income attributable to Parent Companies	—	—	(176)	(115)	130	(260)	469	196	114	358

(1)	The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2004 under US GAAP are included within continuing operations under IFRS.

(2)	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

(3)	See Note 9(i).

(f)     Effect of transition to IFRS at 1 January 2004

	$ million
		Employee	Major
		benefits	inspection
	Reclassifications(1)	(a)(2)	costs(2)	Other	Total
ASSETS
Non-current assets
Property, plant and equipment	(1,350)	—	440	103	(807)
Intangible assets	(16)	(326)	—	—	(342)
Investments:
equity accounted investments	(118)	(109)	113	(78)	(192)
financial assets	—	—	—	(54)	(54)
Deferred tax	—	935	(17)	53	971
Employee benefit assets	—	(5,055)	—	—	(5,055)
Other	(14)	119	—	33	138

	(1,498)	(4,436)	536	57	(5,341)

Current assets
Inventories	(13)	—	—	—	(13)
Accounts receivable	(328)	—	—	2	(326)
Cash and cash equivalents	(10)	—	—	—	(10)

	(351)	—	—	2	(349)

Total assets	(1,849)	(4,436)	536	59	(5,690)

LIABILITIES
Non-current liabilities
Debt	—	—	—	174	174
Deferred tax	(257)	(1,596)	153	316	(1,384)
Employee benefit obligations	(20)	2,038	—	—	2,018
Other provisions	1,072	—	—	(86)	986
Other	(1,838)	—	—	(194)	(2,032)

	(1,043)	442	153	210	(238)

Current liabilities
Debt	—	—	—	6	6
Accounts payable and accrued liabilities	(1,553)	—	—	(15)	(1,568)
Taxes payable	(561)	—	—	—	(561)
Employee benefit obligations	259	60	—	—	319
Other provisions	1,049	—	—	26	1,075
Dividends payable to Parent Companies	—	—	—	—	—

	(806)	60	—	17	(729)

Total liabilities	(1,849)	502	153	227	(967)

EQUITY
Equity attributable to Parent Companies	—	(4,918)	368	(166)	(4,716)
Minority interests	—	(20)	15	(2)	(7)

Total equity	—	(4,938)	383	(168)	(4,723)

Total liabilities and equity	(1,849)	(4,436)	536	59	(5,690)

(1)	Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions. The impact of the reclassification to report all jointly controlled entities using the equity method will also be reflected in the Supplementary information — Oil and Gas (unaudited) in the Group’s 2005 Annual Report.

(2)	See Note 9(i)

(g)    Effect of transition to IFRS at 31 March 2004

	$ million
		Employee	Major
		benefits	inspection
	Reclassifications(1)	(a)(2)	costs(2)	Other(3)	Total
ASSETS
Non-current assets
Property, plant and equipment	(1,255)	—	578	74	(603)
Intangible assets	(13)	(326)	—	4	(335)
Investments:
equity accounted investments	(32)	(108)	134	(82)	(88)
financial assets	—	—	—	(51)	(51)
Deferred tax	—	950	(19)	27	958
Employee benefit assets	—	(5,144)	—	(79)	(5,223)
Other	(9)	119	—	32	142

	(1,309)	(4,509)	693	(75)	(5,200)

Current assets
Inventories	(13)	—	—	—	(13)
Accounts receivable	(437)	—	—	2	(435)
Cash and cash equivalents	(9)	—	—	—	(9)

	(459)	—	—	2	(457)

Total assets	(1,768)	(4,509)	693	(73)	(5,657)

LIABILITIES
Non-current liabilities
Debt	(12)	—	—	186	174
Deferred tax	(238)	(1,594)	202	216	(1,414)
Employee benefit obligations	(19)	1,987	—	(19)	1,949
Other provisions	972	—	—	(89)	883
Other	(1,709)	—	—	(188)	(1,897)

	(1,006)	393	202	106	(305)

Current liabilities
Debt	—	—	—	4	4
Accounts payable and accrued liabilities	(850)	—	—	(19)	(869)
Taxes payable	(1,200)	—	—	—	(1,200)
Employee benefit obligations	256	60	—	(1)	315
Other provisions	1,032	—	—	16	1,048
Dividends payable to Parent Companies	—	—	—	—	—

	(762)	60	—	—	(702)

Total liabilities	(1,768)	453	202	106	(1,007)

EQUITY
Equity attributable to Parent Companies	—	(4,942)	476	(175)	(4,641)
Minority interests	—	(20)	15	(4)	(9)

Total equity	—	(4,962)	491	(179)	(4,650)

Total liabilities and equity	(1,768)	(4,509)	693	(73)	(5,657)

(1)	Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions.

(2)	See Note 9(i).

(3)	Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.

(h)    Effect of transition to IFRS at 31 December 2004

	$ million
		Employee			Major
		benefits		Reversals of	inspection
	Reclassifications(1)	(a)(2)	Impairments(2)	impairments(2)	costs(2)	Other(3)	Total
ASSETS
Non-current assets
Property, plant and equipment	(1,309)	—	(730)	211	660	146	(1,022)
Intangible assets	(19)	(349)	—	—	—	6	(362)
Investments:
equity accounted investments	222	(99)	212	397	170	(152)	750
financial assets	—	—	—	—	—	(48)	(48)
Deferred tax	6	980	12	—	(31)	(173)	794
Employee benefit assets	—	(5,377)	—	—	—	(422)	(5,799)
Other	(8)	98	—	—	—	31	121

	(1,108)	(4,747)	(506)	608	799	(612)	(5,566)

Current assets
Inventories	(16)	—	—	—	—	—	(16)
Accounts receivable	(575)	—	—	—	—	16	(559)
Cash and cash equivalents	(6)	—	—	—	—	—	(6)

	(597)	—	—	—	—	16	(581)

Total assets	(1,705)	(4,747)	(506)	608	799	(596)	(6,147)

LIABILITIES
Non-current liabilities
Debt	26	—	—	—	—	232	258
Deferred tax	(206)	(1,541)	(246)	139	220	(280)	(1,914)
Employee benefit obligations	(21)	1,711	—	—	—	61	1,751
Other provisions	1,227	—	—	—	—	(108)	1,119
Other	(2,014)	—	—	—	—	(251)	(2,265)

	(988)	170	(246)	139	220	(346)	(1,051)

Current liabilities
Debt	—	—	—	—	—	(27)	(27)
Accounts payable and accrued liabilities	(1,868)		—	—	—	(50)	(1,918)
Taxes payable	(829)	—	—	—	—	—	(829)
Employee benefit obligations	282	57	—	—	—	—	339
Other provisions	1,698	—	—	—	—	114	1,812
Dividends payable to Parent Companies	—	—	—	—	—	—	—

	(717)	57	—	—	—	37	(623)

Total liabilities	(1,705)	227	(246)	139	220	(309)	(1,674)

EQUITY
Equity attributable to Parent Companies	—	(4,954)	(260)	469	564	(296)	(4,477)
Minority interests	—	(20)	—	—	15	9	4

Total equity	—	(4,974)	(260)	469	579	(287)	(4,473)

Total liabilities and equity	(1,705)	(4,747)	(506)	608	799	(596)	(6,147)

(1)	Reclassifications are differences in line item allocation under IFRS which do not affect equity compared with that shown under US GAAP. They mainly comprise impacts from reporting all jointly controlled entities using the equity method and separate reporting of all provisions. The impact of the reclassification to report all jointly controlled entities using the equity method will also be reflected in the supplementary information — oil and gas (unaudited) in the Group’s 2005 Annual Report.

(2)	See Note 9(i).

(3)	Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.
(i)     Notes to the reconciliation from US GAAP to IFRS

The Group adopted IFRS in 2005, with a date of transition of 1 January 2004. Its last Financial Statements under US GAAP were for the year ended 31 December 2004.

Significant adjustments affecting income and equity, including at transition, as a result of this adoption are described below.

Employee benefits

(a) Employee retirement plans and other postretirement benefits

Under IFRS, all gains and losses related to defined benefit pension arrangements and other postretirement benefits at the date of transition have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million.

Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward. Under IFRS, there is an additional charge to income in 2004 for defined benefit pension arrangements of $173 million (First Quarter 2004: $24 million).

(b) Share-based compensation

Under IFRS, share options awards made after 7 November 2002 and not vested at 1 January 2005 are expensed rather than the practice under US GAAP of pro forma disclosure. 2004 income was reduced by $115 million (First Quarter 2004: $25 million).

Cumulative currency translation differences

At transition the composition of equity changed because the balance of cumulative currency translation differences (CCTD) under US GAAP of $1,208 million was eliminated to increase retained earnings. Equity in total was not impacted. Because of this elimination, the amount of CCTD charged to income on disposals in 2004 was lower by $130 million (First Quarter 2004: $16 million) under IFRS compared with US GAAP.

Recoverability of assets

(a)	impairments: Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS;

(b)	reversals of impairments: Under US GAAP impairments are not reversed. Under IFRS, a favourable change in the circumstances which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.

Under IFRS, in 2004 previous impairments of certain Exploration & Production assets (in the US and Venezuela) have been reversed (with a credit to income of $469 million). Also certain North American tolling assets in Gas & Power and certain Chemicals assets required impairment and the amount of the impairment for Basell (Chemicals) differed under IFRS from that under US GAAP due to the impact of CCTD (with a combined net charge to income of $260 million).

Major inspection costs

Under IFRS, major inspection costs are capitalised and amortised to income over the period until the next planned major inspection. Under US GAAP prior to 2005, these costs were expensed as incurred. At transition equity increased by $383 million.

The impact on income going forward is reflected in lower operating costs and higher depreciation, with a net increase in income in 2004 of $198 million (First Quarter 2004: $108 million).
(j)     Reconciliation of Statement of Cash Flows

	$ million
		Effect of
		transition
First Quarter 2004	US GAAP	to IFRS	IFRS
Cash flow from operating activities	7,797	321	8,118
Cash flow from investing activities	(1,182)	(107)	(1,289)
Cash flow from financing activities	(2,820)	(213)	(3,033)

	$ million
		Effect of
		transition
2004	US GAAP	to IFRS	IFRS
Cash flow from operating activities	25,587	1,352	26,939
Cash flow from investing activities	(5,643)	(347)	(5,990)
Cash flow from financing activities	(13,550)	(1,001)	(14,551)

Cash flow from operating activities in 2004 has increased by $1.4 billion under IFRS with an offset in cash flow from investing and financing activities. This is mainly due to:

—	different presentation of interest (interest paid is now included in financing activities and interest received in investing activities) with an effect of $0.5 billion;

—	write-offs of previously capitalised exploratory well costs are now added back within cash flow from operating activities and not deducted from capital expenditure in investing activities with an effect of $0.5 billion; and

—	major inspection costs are capitalised (and therefore shown in investing activities) and were previously expensed. This has an effect of $0.4 billion.

3.     UNAUDITED FIRST QUARTER 2005 FINANCIAL REPORT RELATING TO ROYAL DUTCH
The following is the unaudited first quarter 2005 financial information relating to Royal Dutch:
Operating and Financial Review for First Quarter 2005
Royal Dutch’s principal investment is a 60% interest in the Royal Dutch/ Shell Group of Companies. For details of the activities of this investment refer to the Royal Dutch/ Shell Group of Companies Operating and Financial Review for first quarter 2005.
Royal Dutch had a first quarter 2005 net income of €1,192 million compared to €2,192 million in the first quarter 2004, mainly due to changes in the accounting policies for investments. During the first quarter 2005 the Company declared and paid €2,157 million in dividends to shareholders (first quarter 2004: declared €2,125 million).
For 2004 the Company’s investment in Royal Dutch/ Shell Group of Companies is stated at an amount equal to its 60% share in group net assets based on Netherlands GAAP (€37,018 million). The investment in associated company is accounted for using the equity method (€179 million). From 1 January 2005, under International Accounting Standards financial instruments, which are classified by the Company as available for sale, are stated at fair value (€95,791 million as at 31 March 2005) with any resultant gain or loss being recognised directly in equity in the investment revaluation reserves.
It is proposed that Royal Dutch Shell will become the new parent company for the Royal Dutch/ Shell Group of Companies following the Annual General Meetings of Royal Dutch and Shell Transport. Following this, Royal Dutch will become an intermediate holding company within the Royal Dutch Shell Group.
STATEMENT OF INCOME
Presented under IFRS

		€ million
	Three months ended	Three months ended
	31 March 2005	31 March 2004
Share in the net income of Companies of the Royal Dutch/ Shell Group	—	2,192

Share in the net income of Companies of the Royal Dutch/ Shell Group	—	2,192
Administrative expenses	(3)	(2)
Dividend income	1,192	—
Net finance income	3	2

Income before taxation	1,192	2,192
Taxation	—	—

Income for the period attributable to equity holders	1,192	2,192

	Euro	Euro
Basic earnings per share (see note 9)	0.59	1.08
Diluted earnings per share (see note 9)	0.59	1.08

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
BALANCE SHEET
Presented under IFRS

						€ million
		At			At		At
		31, March			31, December		31, March
	Note		2005			2004		2004
ASSETS
Non-current assets
Shares (unlisted) in Companies of the Royal Dutch/Shell Group		—		37,018		37,269
Investment in associated company		—		179		—
Available for sale investments		95,791		—		—

Total non-current assets		95,791		37,197		37,269

Current assets
Other receivables	6	964		2,165		2,469
Cash and cash equivalents		708		296		386

Total current assets		1,672		2,461		2,855

Total assets		97,463		39,658		40,124

LIABILITIES
Non-current liabilities
Debt		1		—		—

Total non-current liabilities		1		—		—

Current liabilities
Accounts payable and accrued liabilities	7	419		13		8

Total current liabilities		419		13		8

Total liabilities		420		13		8

EQUITY
Issued capital	8	1,165		1,166		1,167
Share premium reserve		1		1		1
Investment revaluation reserves		94,365		35,772		36,024
Other statutory reserves		15		15		15
Retained earnings		1,497		2,691		2,909

Total equity		97,043		39,645		40,116

Total liabilities and equity		97,463		39,658		40,124

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CHANGES IN EQUITY
Presented under IFRS

	€ million
	Issued
	capital	Investment/	Other
	and share	revaluation	statutory	Retained	Total
	premium	reserve	reserves	earnings	equity
At 31 December 2004	1,167	35,772	15	2,691	39,645
Change upon implementation of IAS 32 and IAS 39 Financial Instruments	(1)	49,246	—	—	49,245

At 1 January 2005	1,166	85,018	15	2,691	88,890
Net income for the period	—	—	—	1,192	1,192
Change in fair value of equity securities available for sale	—	9,347	—	—	9,347

Total recognised income for the period	—	9,347	—	1,192	10,539

Distribution	—	—	—	(2,157)	(2,157)
Repurchase of share capital	—	—	—	(229)	(229)

At 31 March 2005	1,166	94,365	15	1,497	97,043

	€ million
	Issued
	capital	Investment/	Other
	and share	revaluation	statutory	Retained	Total
	premium	reserve	reserves	earnings	equity
At 1 January 2004	1,168	33,103	15	2,909	37,195
Net income for the period	—	—	—	2,192	2,192
Other changes in net assets of Group Companies	—	729	—	—	729

Total recognised income for period	—	729	—	2,192	2,921

Transfer to Investment revaluation reserves	—	2,192	—	(2,192)	—

At 31 March 2004	1,168	36,024	15	2,909	40,116

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CASH FLOWS
Presented under IFRS

	€ million
	Three months ended	Three months ended
	31 March 2005	31 March 2004
Cash flow from operating activities:
Income for the period	1,192	2,192
Adjustments for:
Dividend received	(1,192)	—
Interest income	(3)	(2)
Decrease in net working capital	440	15
Net income from equity accounted investments	—	(2,192)

Cash flow from operating activities (pre tax)	437	13
Taxation paid	—	—

Cash flow from operating activities	437	13
Cash flow from investing activities:
Dividends received from Companies of the Royal Dutch/Shell Group	2,358	—
Interest received	3	2

Cash flow from investing activities	2,361	2
Cash flow from financing activities:
Repurchase of share capital, including expenses	(229)	—
Interest paid	—	—
Dividends paid	(2,157)	—

Cash flow from financing activities	(2,386)	—
Net increase in cash and cash equivalents	412	15
Cash and cash equivalents at beginning of period	296	371

Cash and cash equivalents at end of period	708	386

NOTES TO THE UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
1.     General information
N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch), one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which in conjunction with The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), owns, directly or indirectly, investments in numerous companies referred to collectively as “the Group”.
Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.
The Condensed Interim Financial Report was authorised for issue by the Board of Directors on 9 May 2005 and should be read in conjunction with the financial statements of the Company for the period ended 31 December 2004.
2.     Basis of preparation
The First Quarter Condensed Interim Financial Report of Royal Dutch has been prepared in accordance with International Accounting Standards (IAS) 34 Interim Financial Reporting and with the accounting policies set out in Note 3. These are the policies which the Company expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ended 31 December 2005. The policies are in accordance with the recognition and measurement requirements of those IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Company at 31 December 2005. The policies are in accordance with accounting standards adopted for use in the European Union (which are based on IFRS and IFRIC interpretations).
The results for the period ended 31 December 2004 are not statutory accounts. A copy of the statutory accounts of Royal Dutch will be prepared in accordance with Dutch legal requirements, submitted in the Dutch language to shareholders and established by an affirmative vote at the Annual General Meeting. Royal Dutch is scheduled to hold its Annual General Meeting on 28 June 2005. Accordingly, the Condensed Financial Interim Report does not, as of the date of filing, constitute its official accounts for Dutch law purposes.
This Condensed Interim Financial Report is solely prepared for the purpose of the Transaction (see Note 11) and consequently consolidated accounts are not presented.
This represents the Company’s first application of IFRS and the accounting policies are set out in Note 3. Annual Report on Form 20F/A for 2004 are prepared in accordance with Generally Accepted Accounting Principles in the Netherlands (Netherlands GAAP); accounting policies are set out in Note 2 in those accounts. Netherlands GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from Netherlands GAAP to IFRS on the Company’s total equity, its income for the period attributable to equity holders and cash flows are given in Note 4 including a description of the nature of the changes in accounting policies.
The policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from Netherlands GAAP. The Company has taken the exemption available under IFRS 1 Adoption of International Financial Reporting Standards to only apply IAS 32 and IAS 39 from 1 January 2005 and the impact on transition is described in Note 5.
The Condensed Interim Financial Report has been prepared under the historical cost basis except that the available for sale investments are stated at fair value.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from these estimates.
3.     Accounting Policies
Investments
The Company adopted IAS 32 and IAS 39 with effect from 1 January 2005 and therefore accounted for investments until the end of 2004 under Netherlands GAAP. Information for 2004 has not been restated and the impact on transition is described below.
From 1 January 2004 to 31 December 2004
The investments in and the share in the net income of Companies of the Royal Dutch/Shell Group are accounted for using the equity method. The difference between the cost of the investment and the amount at which the investment is stated in the Balance Sheet has been taken to the Investment revaluation reserves.
The investment in an associate company, Shell RDS Holding B.V., is accounted for using the equity method.
From 1 January 2005
Financial instruments classified by the Company as available for sale are stated at fair value with any resultant gain or loss being recognised directly in equity in the investment revaluation reserves.
The fair value of the investment in Companies of the Royal Dutch/ Shell Group is measured at 60% of the market capitalisation of Royal Dutch and Shell Transport, calculated using the quoted closing bid price at the balance sheet date less the individual assets and liabilities of the Parent Companies. The fair value of the investment in Shell RDS Holding B.V. is based on the fair value of its underlying assets.
Cash and cash equivalents
Cash and cash equivalents comprises cash balances and short-term rolling deposits.
Issued capital
The Company adopted IAS 32 and IAS 39 with effect from 1 January 2005 and therefore, accounted for share capital until the end of 2004 under Netherlands GAAP. Information for 2004 has not been restated and the impact on transition is described below.
From 1 January 2004 to 31 December 2004
All shares are classified as Shareholders’ equity.
Repurchase of share capital
When Ordinary shares are repurchased by Royal Dutch under the share buy back programme, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Nominal share capital is cancelled upon approval by the Annual General Meeting of Shareholders.
From 1 January 2005
Ordinary shares are classified as equity. Priority shares are classified as a liability because dividend payments are not discretionary. Dividends thereon are recognised in the income statement as net finance income.
Repurchase of share capital
When Ordinary shares are repurchased by Royal Dutch under the share buy back programme, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Nominal share capital is cancelled upon approval by the Annual General Meeting of Shareholders.

Debt
Debt is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the debt using the effective interest rate method.
Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euros at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
Taxation
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates, enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Condensed Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.
Deferred tax assets are recognised where future recovery is probable.
Dividend income
Dividend income is recognised in the statement of income on the date the entity’s right to receive payments is established.
Net finance income
Net finance income comprises of interest receivable on funds invested, foreign exchange gains and losses and from 1 January 2005 dividends on priority shares recognised as debt.
Interest is recognised in the statement of income as it accrues, using the effective interest method.
New Accounting Standards and interpretations
IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it would be applied and reported on in the Company’s first IFRS financial statements cannot be determined with certainty.
4.     Reconciliations from Netherlands GAAP to IFRS
Royal Dutch’s financial statements for the year ended 31 December 2004, published in the 2004 Annual Report on Form 20-F/A and included in the 2004 Annual Report and Accounts, are prepared in accordance with Netherlands GAAP. The analysis below shows a reconciliation of total equity, income for the period attributable to equity holders and cash flows as reported under Netherlands GAAP as at

31 December 2004 to the total equity, income for the period attributable to equity holders and cash flows under IFRS as reported in this Condensed Interim Financial Report.
(i)     Reconciliation of total equity
There was no difference between total equity measured under Netherlands GAAP and IFRS at 1 January 2004, the transition date. Total equity at 1 January 2004 under Netherlands GAAP includes the effect of the restatement of the Company’s investments in the Companies of the Royal Dutch/ Shell Group, amounting to a reduction of €102 million, resulting from adjustments to the Group financial statements following restatement of the Group’s unaudited proved oil and natural gas reserves, included in the 2004 Annual Report on Form 20-F/A. The effect of this restatement on the Company’s investments in the Companies of the Royal Dutch/ Shell Group will be included as a prior year adjustment in the Company’s financial statements included within the 2004 Annual Report and Accounts.
There was no difference between total equity measured under Netherlands GAAP and IFRS at 31 December 2004. However, an amount of €44 million was reclassified from other receivables under Netherlands GAAP to cash and cash equivalents under IFRS. The amount of €44 million represented short-term deposits with a related party which are classified as receivables under Netherlands GAAP.
(ii)    Reconciliation of income for the year attributable to equity holders
There was no difference between income for the year attributable to equity holders measured under Netherlands GAAP and IFRS for the year ended 31 December 2004.
(iii)    Reconciliation of cash flows
There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under Netherlands GAAP.

5.	Effect of adopting IAS 32 and IAS 39

		Effect of	€ million
	IFRS	adoption of	IFRS
	31 December	IAS 32 and	1 January
	2004	IAS 39	2005
ASSETS
Non-current assets
Shares (unlisted) in Companies of the Royal
Dutch/ Shell Group	37,018	(37,018)	—
Investment in associated company	179	(179)	—
Available for sale investments	—	86,443	86,443

Total non-current assets	37,197	49,246	86,443

Current assets
Other receivables	2,165	—	2,165
Cash and cash equivalents	296	—	296

Total current assets	2,461	—	2,461

Total assets	39,658	49,246	88,904

LIABILITIES
Non-current liabilities
Debt	—	1	1

Total non-current liabilities	—	1	1

Current liabilities
Accounts payable and accrued liabilities	13	—	13

Total current liabilities	13	—	13

Total liabilities	13	1	14

EQUITY
Issued capital	1,166	(1)	1,165
Share Premium reserve	1	—	1
Investment revaluation reserves	35,772	49,246	85,018
Other statutory reserves	15	—	15
Retained earnings	2,691	—	2,691

Total equity	39,645	49,245	88,890

Total liabilities and equity	39,658	49,246	88,904

The Company took the exemption not to restate its comparative information for IAS 32 and IAS 39. It therefore adopted IAS 32 and IAS 39 at 1 January 2005.
The following notes explain the adjustments made at 1 January 2005 to the Company’s Balance Sheet at 31 December 2004 to reflect the adoption of IAS 32 and IAS 39.
(i)     Fair value of investment in Group
In accordance with IAS 39 investments in Shares in Companies of the Royal Dutch/ Shell Group are classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under Netherlands GAAP the investments in Shares in Companies of the Royal Dutch/ Shell Group were accounted for by the equity method, based on 60% of the net assets of the Group as presented in the Group Financial Statements in accordance with Netherlands GAAP.
(ii)    Fair value of investment in an associated company
In accordance with IAS 39 the investment in an associated company is classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under Netherlands GAAP, the investment in an associated company was accounted for using the equity method.

(iii)    Reclassification of Priority Shares
In accordance with IAS 32, the Priority shares are classified as a liability, as although they are non-redeemable the dividend payments are not discretionary. Under Netherlands GAAP the Priority shares were included within equity.
6.     Other receivables

			€ million
	At	At	At
	31 March	31 December	31 March
	2005	2004	2004
Dividends receivable from Companies of the Royal Dutch/ Shell Group	963	2,130	2,449
Other receivables	1	35	20

	964	2,165	2,469

7.     Accounts payable and accrued liabilities

			€ million
	At	At	At
	31 March	31 December	31 March
	2005	2004	2004
Amounts due to Companies of the Royal Dutch/ Shell Group	23	6	—
Unclaimed dividends	9	6	—
Other payables and accrued liabilities	386	—	8
Taxes payable	1	1	—

	419	13	8

8.     Issued capital
At 31 March 2005 the authorised share capital of the Company was €1,792,000,000 divided into 3,198,000,000 ordinary shares with a par value of €0.56 each and 1,500 Priority shares with a par value of €448. At 31 March 2005, the Company has issued and paid-up 2,081,725,000 Ordinary shares with a par value of €0.56 each and 1,500 Priority shares with a par value of €448. The Company has issued Priority shares with a mandatory dividend, which are disclosed within liabilities.
The Company has repurchased 4,880,000 shares during the First Quarter of 2005 (First Quarter of 2004: nil). At the General Meeting of Shareholders, to be held on 28 June 2005, it will be proposed that all the repurchased shares will be cancelled.
9.     Earnings per share
The basic earnings per share amounts shown is based on the income for the period attributable to equity holders. The calculation uses a weighted average number of shares of 2,011,503,515 (2004: 2,033,223,756 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 5,970,220 for 2005 (2004: 15,033). These numbers relate to share option schemes as mentioned above.
From 1 January 2004 to 31 December 2004
Earnings per share amounts included Royal Dutch’s share of earnings retained by companies of the Royal Dutch/ Shell Group. The Company included its share of earnings retained by Companies of the Royal Dutch/ Shell Group in its earnings as recorded in the statement of income.
From 1 January 2005
Earnings per share are based on Royal Dutch’s own income which does not include Royal Dutch’s share of earnings retained by Companies of the Royal Dutch/ Shell Group.

10.    Related party transactions
The Company invested in short-term deposits with Shell Petroleum N.V., an entity within the Royal Dutch/Shell Group. The Company earned interest on these deposits of €222,000 (2004: €743,000) in the three-month period ended 31 March 2005.
At 31 March 2005 the balance outstanding with Shell Petroleum N.V. was €29 million (31 December 2004: €44 million and 31 March 2004: €30 million). These balances are shown within cash and cash equivalents.
11.    Unification Transaction
On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc. It is intended that the unification through a proposed transaction (the Transaction) pursuant to which the Company will become the parent company of Royal Dutch and Shell Transport through:

•	an exchange offer being made by the Royal Dutch Shell for all the Royal Dutch shares (the Royal Dutch Offer); and

•	a Scheme of Arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders (the Scheme).
The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.
12.    Subsequent events
There have been no circumstances or events subsequent to the period end, which require adjustment of or disclosure in the Condensed Interim Financial Report or in the notes thereto.
13.    Changes in contingent liabilities
In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.
Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.
The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.
The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA have been paid by Group companies and fully included in the Income Statement of the Group. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.
Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.
The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

4.	UNAUDITED FIRST QUARTER 2005 FINANCIAL REPORT RELATING TO SHELL TRANSPORT
The following is the unaudited first quarter 2005 financial report relating to Shell Transport:
Operating and Financial Review for First Quarter 2005
Shell Transport’s principal investment is a 40% interest in the Royal Dutch/ Shell Group of Companies. For details of the activities of this investment refer to the Royal Dutch/ Shell Group Operating and financial review for first quarter 2005.
Shell Transport had a first quarter 2005 net income of £551.4 million compared to £1.2 million loss in the first quarter 2004. This difference is due to receiving dividends on a quarterly rather than a half yearly basis. During the first quarter 2005 the Company declared and paid £1,029.6 million in dividends to shareholders (first quarter 2004: declared £932.9 million).
For 2004 the Company’s investments in the Royal Dutch/ Shell Group of Companies is stated at an amount equal to its 40% of the net assets of the Group (£17,452.6 million). Other investments are held at historical cost (£82.6 million). From 1 January 2005, under International Financial Reporting Standards financial instruments which are classified by the Company as available for sale, are stated at fair value (£44,023.4 million as at 31 March 2005) with any resultant gain or loss being recognised directly in equity in the revaluation reserve.
It is proposed that Royal Dutch Shell will become the new parent company for the Royal Dutch/ Shell Group following the annual general meetings of Shell Transport and Royal Dutch. Following this, Shell Transport will become an intermediate holding company within the Royal Dutch Shell Group.
STATEMENT OF INCOME
Presented under IFRS

	£ million
	Three	Three
	months	months
	ended	ended
	31 March	31 March
	2005	2004
Administrative expenses	(1.6)	(2.0)
Dividend income	551.1	–
Net finance income	2.2	0.8

Income/(loss) before taxation	551.7	(1.2)
Taxation	(0.3)	–

Income/(loss) for the period attributable to equity holders	551.4	(1.2)

	pence	pence
Basic earnings per share (see note 10)	5.8	–
Diluted earnings per share (see note 10)	5.8	–

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
BALANCE SHEET
Presented under IFRS

		£ million
		At 31 March	At 31 December	At 31 March
	Note	2005	2004	2004
ASSETS
Non-current assets
Shares (unlisted) in companies of the Royal Dutch/ Shell Group		—	17,452.6	16,568.2
Other investments		—	82.6	—
Available for sale investments		44,023.4	—	—

Total non-current assets		44,023.4	17,535.2	16,568.2
Current assets
Other receivables	6	445.8	970.4	1,140.3
Cash and cash equivalents		160.6	203.6	86.0

Total current assets		606.4	1,174.0	1,226.3

Total assets		44,629.8	18,709.2	17,794.5

LIABILITIES
Non-current liabilities
Debt		12.0	—	—

Total non-current liabilities		12.0	—	—
Current liabilities
Debt		0.1	—	—
Accounts payable and accrued liabilities	7	30.7	14.8	946.5
Taxes payable		0.2	—	0.1

Total current liabilities		31.0	14.8	946.6

Total liabilities		43.0	14.8	946.6

EQUITY
Issued capital	8	2,400.8	2,418.2	2,428.9
Capital redemption reserve		85.1	79.7	69.0
Revaluation reserve		41,441.1	14,952.9	14,068.5
Retained earnings		659.8	1,243.6	281.5

Total equity		44,586.8	18,694.4	16,847.9

Total liabilities and equity		44,629.8	18,709.2	17,794.5

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CHANGES IN EQUITY
Presented under IFRS

	£ million
		Capital
	Issued	redemption	Revaluation	Retained
	capital	reserve	reserve	earnings	Total equity
At 31 December 2004	2,418.2	79.7	14,952.9	1,243.6	18,694.4
Change upon implementation of IAS 32 and IAS 39 Financial Instruments	(12.0)	—	23,214.1	—	23,202.1

At 1 January 2005	2,406.2	79.7	38,167.0	1,243.6	41,896.5
Net income for the period	—	—	—	551.4	551.4
Change in fair value of equity securities available for sale	—	—	3,274.1	—	3,274.1

Total recognised income for the period	—	—	3,274.1	551.4	3,825.5
Distribution	—	—	—	(1,029.6)	(1,029.6)
Repurchase of share capital	(5.4)	5.4	—	(105.6)	(105.6)

At 31 March 2005	2,400.8	85.1	41,441.1	659.8	44,586.8

	£ million
		Capital
	Issued	redemption	Revaluation	Retained
	capital	reserve	reserve	earnings	Total equity
At 1 January 2004	2,428.9	69.0	13,700.9	1,215.6	17,414.4
Net income for the period	—	—	—	(1.2)	(1.2)
Change in directors’ valuation	—	—	367.6	—	367.6

Total recognised income for the period	—	—	367.6	(1.2)	366.4
Distribution	—	—	—	(932.9)	(932.9)

At 31 March 2004	2,428.9	69.0	14,068.5	281.5	16,847.9

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
STATEMENT OF CASH FLOWS
Presented under IFRS

	£ million
	Three months	Three months
	ended	ended
	31 March	31 March
	2005	2004
Cash flows from operating activities:
Income/(loss) for the period	551.4	(1.2)
Adjustments for:
Taxation accrued	0.3	—
Dividends receivable	(551.1)	—
Interest income	(2.4)	(0.8)
Interest expense	0.2	—
Decrease in net working capital	0.8	1.1

Cash flows from operating activities (pre tax)	(0.8)	(0.9)
Taxation paid	(0.1)	(0.1)

Cash flows from operating activities	(0.9)	(1.0)

Cash flows from investing activities:
Dividends received from Companies of the Royal Dutch/Shell Group	1,075.8	—
Interest received	2.4	0.8

Cash flows from investing activities	1,078.2	0.8

Cash flows from financing activities:
Repurchase of share capital, including expenses	(105.6)	—
Interest paid	(0.2)	—
Dividends paid	(1,014.5)	(0.9)

Cash flows from financing activities	(1,120.3)	(0.9)

Decrease in cash and cash equivalents	(43.0)	(1.1)
Cash and cash equivalents at beginning of period	203.6	87.1

Cash and cash equivalents at end of period	160.6	86.0

UNAUDITED CONDENSED INTERIM FINANCIAL REPORT
NOTES TO THE CONDENSED INTERIM FINANCIAL REPORT
1.     General information
The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), a company incorporated in England, one of the Parent Companies of the Royal Dutch/ Shell Group of Companies, is a holding company which in conjunction with Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (Royal Dutch), owns, directly or indirectly, investments in numerous companies referred to collectively as “the Group”.
Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of taxes in the nature of or corresponding to an income tax leviable in respect of such dividends and interest shall fall in the same proportion.
The Condensed Interim Financial Report was authorised for issue by the Board of Directors on 9 May 2005 and should be read in conjunction with the financial statements of the Company for the period ended 31 December 2004.
2.     Basis of preparation
The First Quarter Condensed Interim Financial Report of Shell Transport has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and with the policies set out in Note 3. These are the policies which the Company expects to apply in its first annual financial statements under International Financial Reporting Standards (IFRS) for the year ended 31 December 2005. The policies are in accordance with the recognition and measurement requirements of those IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board that are effective or will be early adopted by the Company at 31 December 2005. The policies are also in accordance with accounting standards adopted for use in the European Union (which are based on IFRS and IFRIC interpretations).
The financial information, including the comparative information, included in this Condensed Interim Financial Report do not constitute statutory accounts of the company as defined by the Companies Act 1985. The 2004 statutory accounts have not yet been filed with the Registrar of Companies. An unqualified audit report under Section 235 of the Companies Act 1985 has been made by the Company’s auditors on the 2004 statutory accounts.
This Condensed Interim Financial Report is solely prepared for the purpose of the Transaction (see Note 11).
This represents the Company’s first application of IFRS and the accounting policies are set out in Note 3. Accounts for 2004 are prepared in accordance with United Kingdom General Accepted Accounting Principles (UK GAAP); accounting policies are set out in Note 2 in those accounts. UK GAAP differs in certain respects from IFRS and comparative figures for 2004 have been restated as necessary in accordance with IFRS. Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Company’s total equity, its income for the period attributable to equity holders and cash flows are given in Note 4 including a description of the nature of the changes in accounting policies.
The policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from UK GAAP. The Company has taken the exemption available under IFRS 1 First-time Adoption of International Financial Reporting Standards to only apply IAS 32 and IAS 39 from 1 January 2005 and the impact on transition is described in Note 5.
The Condensed Interim Financial Report has been prepared under the historical cost convention except that available for sale investments are stated at their fair value.

The preparation of interim financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from these estimates.
3.     Accounting policies
Investments
The company adopted IAS 32 and IAS 39 with effect from 1 January 2005 and therefore, accounted for investments until the end of 2004 under UK GAAP. Information for 2004 has not been restated and the impact on transition is described below.
From 1 January 2004 to 31 December 2004
The Company’s investments in Group companies comprises a 40% interest in the Group’s net assets. An amount equal to 40% of the net assets of the Group, as presented in the Group Financial Statements in accordance with Netherlands GAAP, is included in the Company’s accounts as the Directors’ valuation of this investment. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to the revaluation reserve.
Other fixed asset investments are held at historical cost.
From 1 January 2005
Financial instruments classified by the Company as available for sale are stated at fair value with any resultant gain or loss being recognised directly in equity in the revaluation reserve.
The fair value of the investments in Companies of the Royal Dutch/ Shell Group is measured at 40% of the market capitalisation of Royal Dutch and Shell Transport, calculated using the quoted closing bid price at the balance sheet date, less the individual assets and liabilities of the Parent Companies.
The fair value of the investment in Shell RDS Holding B.V. is based on the fair value of its underlying assets.
Cash and cash equivalents
Cash and cash equivalents comprises cash balances and short-term rolling deposits.
Issued capital
The Company adopted IAS 32 and IAS 39 with effect from 1 January 2005 and therefore, accounted for share capital until the end of 2004 under UK GAAP. Information for 2004 has not been restated and the impact on transition is described below.
From 1 January 2004 to 31 December 2004
All shares are classified as shareholders’ funds. UK GAAP includes a concept of allocating shareholders’ funds between equity and non-equity interests. As a result of this the First and Second Preference shares of the Company were classified as non-equity within shareholders’ funds.
Repurchase of share capital
When share capital recognised as equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Share capital is cancelled on all shares that are repurchased under the Company’s share buy back programme. As required by the UK Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.
From 1 January 2005
Ordinary shares are classified as equity. Preference shares with cumulative non-discretionary dividends are classified as a liability. Dividends thereon are recognised in the statement of income as net finance income.

Repurchase of share capital
When share capital recognised as equity is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity. Share capital is cancelled on all shares that are repurchased under the Company’s share buy back programme. As required by the UK Companies Act 1985, the equivalent of the nominal value of the shares cancelled is transferred to a capital redemption reserve.
Debt
Debt is recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, debt is stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the debt using the effective interest rate method.
Foreign currency transactions
Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to pound sterling at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the statement of income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.
Taxation
Income tax on the income or loss for the period comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates, enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.
Deferred tax is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Condensed Interim Financial Report or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit. In estimating these tax consequences, consideration is given to expected future events.
Deferred tax assets are recognised where future recovery is probable.
Dividend income
Dividend income is recognised in the statement of income on the date the entity’s right to receive payments is established.
Finance income and finance costs
Net finance income comprises of interest receivable on funds invested, foreign exchange gains and losses and from 1 January 2005 dividends on preference shares recognised as a liability.
Interest is recognised in the statement of income as it accrues, using the effective interest method.
New Accounting Standards and Interpretations
IFRS is currently being applied in Europe and in other parts of the world simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming judgements regarding interpretation and application. Accordingly, practice is continuing to evolve and the full financial effect of reporting under IFRS as it would be applied and reported on in the Company’s first IFRS financial statements cannot be determined with certainty.
4.     Reconciliations from UK GAAP to IFRS
Shell Transport’s financial statements for the year ended 31 December 2004, published in the 2004 Annual Report on Form 20-F/A and included in the 2004 Annual Report and Accounts, are prepared in accordance with UK GAAP. The analysis below shows a reconciliation of total equity, income for the period attributable to equity holders and cash flows as reported under UK GAAP as at 31 December 2004 to the total equity, income for the period attributable to equity holders and cash flows under IFRS as reported in this Condensed Interim Financial Report. In addition, there is a reconciliation of total equity under UK GAAP to IFRS at 1 January 2004, the transition date.
(i)     Reconciliation of equity

		£ million
		1 January
	Note	2004
Equity per UK GAAP*		16,481.5
Adjustments to IFRS:
Dividends payable	iv	932.9

Equity per IFRS		17,414.4

*	This includes the effect of the restatement of the Company’s investments in the Companies of the Royal Dutch/ Shell Group, amounting to a reduction of £78.6 million, resulting from adjustments to the Group Financial Statements following restatement of the Group’s unaudited proved oil and natural gas reserves, included in the 2004 Annual Report on Form 20-F. The effect of this restatement on the Company’s investments in the Companies of the Royal Dutch/Shell Group will be included as a prior year adjustment in the Company’s financial statements included within the 2004 Annual Report and Accounts.

		£ million
		31 December
	Note	2004
Equity per UK GAAP		17,664.5
Adjustments to IFRS:
Dividends payable	iv	1,029.9

Equity per IFRS		18,694.4
(ii)    Reconciliation of income for the year attributable to equity holders
There was no difference between income for the year attributable to equity holders measured under UK GAAP and IFRS for the year ended 31 December 2004.
(iii)    Reconciliation of cash flows
Income taxes of £0.3 million paid during the year ended 31 December 2004 are classified as a part of operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP. Dividends paid on ordinary shares of £1,535.4 million are classified as cash flows from financing activities under IFRS, but were included in a separate category of equity dividends paid under UK GAAP. Preference dividends paid of £0.8 million during the year ended 31 December 2004 are classified as a part of operating cash flows under IFRS, but were included in Returns on Investments and Servicing of Finance under UK GAAP.
Cash and cash equivalents includes short-term deposits of £203.0 million under IFRS, under UK GAAP the same has been included in the management of liquid resources category. There are no other material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under UK GAAP.
(iv)    Explanation of reconciling items between UK GAAP and IFRS
In accordance with IAS 10, dividends declared after the balance sheet date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date. Under UK GAAP dividends were recorded in the year in respect of which they are declared (in the case of interim dividends) or proposed by the board of directors to the shareholders (in the case of final dividends).

5.	Effect of adopting IAS 32 and IAS 39

		Effect of	£ million
	IFRS	adoption	IFRS
	31 December	of IAS 32	1 January
	2004	and IAS 39	2005
ASSETS
Non-current assets
Shares (unlisted) in companies of the Royal Dutch/ Shell Group	17,452.6	(17,452.6)	—
Other investments	82.6	(82.6)	—
Available for sale investments	—	40,749.3	40,749.3

Total non-current assets	17,535.2	23,214.1	40,749.3
Current assets
Other receivables	970.4	—	970.4
Cash and cash equivalents	203.6	—	203.6

Total current assets	1,174.0	—	1,174.0

Total assets	18,709.2	23,214.1	41,923.3

LIABILITIES
Non-current liabilities
Debt	—	12.0	12.0

Total non-current liabilities	—	12.0	12.0

Current liabilities
Debt	—	0.3	0.3
Accounts payable and accrued liabilities	14.8	(0.3)	14.5

Total current liabilities	14.8	—	14.8

Total liabilities	14.8	12.0	26.8

EQUITY
Issued capital	2,418.2	(12.0)	2,406.2
Capital redemption reserve	79.7	—	79.7
Revaluation reserve	14,952.9	23,214.1	38,167.0
Retained earnings	1,243.6	—	1,243.6

Total equity	18,694.4	23,202.1	41,896.5

Total liabilities and equity	18,709.2	23,214.1	41,923.3

The Company took the exemption not to restate its comparative information for IAS 32 and IAS 39. It therefore, adopted IAS 32 and IAS 39 at 1 January 2005.
The following notes explain the adjustments made at 1 January 2005 to the Company’s Balance Sheet at 31 December 2004 to reflect the adoption of IAS 32 and IAS 39.
(i)     Fair value of investment in Group
In accordance with IAS 39 investments in shares in Companies of the Royal Dutch/ Shell Group are classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under UK GAAP the investments in shares in Companies of the Royal Dutch/ Shell Group were carried at a Directors’ valuation based on 40% of the net assets of the Group as presented in the Group Financial Statements in accordance with Netherlands GAAP with any resultant gain or loss being recognised directly in equity.
(ii)    Fair value of other investments
In accordance with IAS 39 other investments are classified as available for sale and valued at fair value with any resultant gain or loss being recognised directly in equity. Under UK GAAP, other investments were carried at cost.

(iii)    Reclassification of Preference Shares
In accordance with IAS 32, the First Preference shares and Second Preference shares are classified as a liability, as although they are non-redeemable the dividend payments are not discretionary. Under UK GAAP the First Preference shares and Second Preference shares were classified as non-equity shares within shareholders’ funds.
6.     Other receivables

			£ million
	At 31 March	At 31 December	At 31 March
	2005	2004	2004
Dividends receivable from Companies of the Royal Dutch/ Shell Group	445.4	970.1	1,140.3
Other receivables	0.4	0.3	—

	445.8	970.4	1,140.3

7.     Accounts payable and accrued liabilities

			£ million
	At 31 March	At 31 December	At 31 March
	2005	2004	2004
Amounts due to Companies of the Royal Dutch/ Shell Group	1.2	0.9	0.4
Unclaimed dividends	28.0	10.9	11.3
Other payables and accrued liabilities	1.5	2.7	1.8
Preference dividends accrued	—	0.3	0.1
Ordinary dividends payable	—	—	932.9

	30.7	14.8	946.5

8.     Issued capital

	Number of shares	£
Equity shares
Ordinary shares of 25p each
As of 1 January 2005	9,624,900,000	2,406,225,000
Shares repurchased for cancellation	(21,550,000)	(5,387,500)

At 31 March 2005	9,603,350,000	2,400,837,500

The Company also has issued non-redeemable preference shares with a mandatory dividend, which are disclosed within liabilities.
At 31 March 2005 the authorised share capital of the Company was £2,500,000,000 divided into 9,948,000,000 Ordinary shares of 25 pence each, 3,000,000 First Preference shares of £1 each and 10,000,000 Second Preference shares of £1 each.
9.     Reserves
Capital redemption reserve
The Capital redemption reserve relates to the nominal value of shares repurchased. The UK Companies Act 1985, requires the equivalent of the nominal value of the shares cancelled to be transferred to a capital redemption reserve.
Revaluation reserve
The revaluation reserve relates to the cumulative net change in the Directors’ valuation of the investments in Group companies. From 1 January 2005 the cumulative net change in the fair value of available for sale investments is recognised in the revaluation reserve.

10.    Earnings per share
The previously published financial information included adjusted basic and diluted earnings per share amounts that have not been disclosed in this report. Those adjusted earnings per share amounts illustrated the effect of adding Shell Transport’s share of earnings retained by Companies of the Royal Dutch/ Shell Group to the Company’s own earnings as recorded in the statement of income.
The basic earnings per share amount shown is based on the income/(loss) for the period attributable to equity holders. The calculation uses a weighted average number of shares of 9,434,732,591 (2004: 9,519,320,000 shares). The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans. The same earnings figure is used in the basic and diluted earnings per share calculation. For the diluted earnings per share calculation the weighted average number of shares is increased by 20,290,426 for 2005 (2004: 279,000). These numbers relate to share option schemes as mentioned above.
11.    Unification Transaction
On 28 October 2004, the Royal Dutch Boards and the Shell Transport Board announced that they had unanimously agreed to propose to shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (Royal Dutch Shell). It is intended that the unification is implemented through a proposed transaction (the Transaction) pursuant to which Royal Dutch Shell will become the parent company of Royal Dutch and Shell Transport through:

•	an exchange offer being made by Royal Dutch Shell for all the Royal Dutch shares (the Royal Dutch Offer); and

•	a Scheme of Arrangement under section 425 of the UK Companies Act 1985 between Shell Transport and its ordinary shareholders (the Scheme).
The terms of the Transaction reflect the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport. The Transaction seeks to ensure that Royal Dutch Shareholders, Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs are offered Royal Dutch Shell Shares or Royal Dutch Shell ADRs representing the equivalent economic interest in the RDS Group following implementation of the Transaction as their existing shares or ADRs represent in the Royal Dutch/ Shell Group.
12.    Subsequent events
There have been no circumstances or events subsequent to the period end, which require adjustment of or disclosure in the Condensed Interim Financial Report or in the notes thereto.
13.    Changes in Contingent Liabilities
In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.

Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.
The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.
The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA have been paid by Group companies and fully included in the Income Statement of the Group for the year 2004. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.
Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.
The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

PART XVII

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION RELATING
TO THE RDS GROUP AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2004

The following unaudited pro forma combined financial information is being provided to give a better understanding of what the results of operations and financial position of Royal Dutch Shell might have looked like on a combined basis had the Transaction occurred on an earlier date. The unaudited pro forma combined financial information is being furnished solely for illustrative purposes. Furthermore because of the nature of pro forma information, this information addresses a hypothetical situation and does not represent the actual financial position or results of Royal Dutch Shell. Therefore for these reasons, the information is not necessarily indicative of the combined results of operations or financial position of Royal Dutch Shell that would have been achieved for the dates or periods indicated, nor it is necessarily indicative of the results of operations or financial position of Royal Dutch Shell that may or may not be expected to occur in the future. No account has been taken in the unaudited pro forma combined financial information of any efficiency that may, or may be expected to, occur following the Transaction. Nor have adjustments been made to take account of the trading or other changes in financial position of the RDS Group since 31 December 2004.

The unaudited pro forma combined income statement information for the year ended 31 December 2004 gives effect to (i) the Transaction (assuming full acceptance of the Royal Dutch Offer) and (ii) the redemption of the Royal Dutch Priority Shares and the cancellation and repayment of Shell Transport First Preference Shares and the Shell Transport Second Preference Shares (together, the “Share Redemptions”) as if each had occurred on 1 January 2004. The unaudited pro forma combined balance sheet information as at 31 December 2004 gives effect to (i) the Transaction and (ii) the Share Redemptions as if each had occurred on 31 December 2004. In preparing this unaudited pro forma combined financial information, it has been assumed that all holders of Royal Dutch Shares exchange their shares in the Royal Dutch Offer.

The unaudited pro forma combined financial information of Royal Dutch Shell is based on the historical financial information of Royal Dutch Shell, the historical financial information of the Royal Dutch/ Shell Group and on the historical financial information of Royal Dutch and Shell Transport which are set out in Parts XII, XIII, XIV and XV of these Listing Particulars respectively.
The historical financial information of Royal Dutch Shell has been prepared in accordance with UK GAAP and presented in US dollars. The historical financial information of the Royal Dutch/ Shell Group has been prepared in accordance with US GAAP and presented in US dollars. The historical financial information of Royal Dutch has been prepared in accordance with Netherlands GAAP and presented in euros. The historical financial information of Shell Transport has been prepared in accordance with UK GAAP and presented in pounds sterling. For the purposes of the unaudited pro forma combined financial information, information derived from the financial statements of Royal Dutch Shell, Royal Dutch and Shell Transport has been converted to US GAAP and presented in US dollars.
The pro forma adjustments reflect the following:

•	the exchange of outstanding Royal Dutch ordinary shares for “A” Shares and “A” ADRs in the Royal Dutch Offer and the cancellation of outstanding Shell Transport Ordinary Shares, Shell Transport ADRs and issuance of “B” Shares and “B” Shares underlying the “B” ADRs pursuant to the Scheme;

•	the elimination of transactions between Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group to reflect Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group companies becoming consolidated subsidiaries of Royal Dutch Shell;

•	the redemption by Royal Dutch of the Royal Dutch Priority Shares for aggregate consideration of approximately $1 million;

•	the cancellation and repayment by Shell Transport of the Shell Transport First Preference Shares and Shell Transport Second Preference Shares for aggregate consideration of approximately $28 million; and

•	the incurrence of approximately $115 million of transaction costs, including investment banking, legal and registration expenses, of which $91 million is estimated to be incurred after 31 December 2004.
The Transaction will be accounted for using a carry-over of the historical costs of the assets and liabilities of the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport. It will not be accounted for as a business combination. Royal Dutch and Shell Transport entered into a scheme of amalgamation dated 12 September 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they “amalgamated” their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. Since that time, Royal Dutch has owned 60 per cent. of the Royal Dutch/ Shell Group and Shell Transport has owned 40 per cent. of the Royal Dutch/ Shell Group. All operating activities have been conducted through the Royal Dutch/ Shell Group and the Royal Dutch/ Shell Group has operated as a single economic enterprise. Economic interests of the Royal Dutch and Shell Transport shareholders in the Royal Dutch/ Shell Group reflect the 60:40 economic interests of Royal Dutch and Shell Transport in the Royal Dutch/ Shell Group. The Transaction would have little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the Royal Dutch/ Shell Group, and the Transaction would not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Transaction would not affect the proved oil and gas reserve information reported by the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport. While the Transaction would result in the inclusion of Royal Dutch and Shell Transport in the consolidated financial statements of Royal Dutch Shell, Royal Dutch Shell believes that the effect of such inclusion would be de minimis, as shown in the pro forma financial information included herein.

Unaudited Pro Forma Combined Balance Sheet as at 31 December 2004
US GAAP

							Pro forma
							combined
	Royal Dutch	Royal Dutch/	Royal	Shell	Pro forma		Royal Dutch
	Shell	Shell Group	Dutch	Transport	Adjustments		Shell
	Note 1	Note 2	Note 3	Note 4	Note 5		Note 6
	$ million
Fixed assets
Tangible assets	—	88,940	—	—	—		88,940
Intangible assets	—	4,890	—	—	—		4,890
Investments:
companies of the Royal Dutch/ Shell Group	—	—	50,746	33,830	(84,576	) (a)	—
associated companies	—	19,743	—	—	—		19,743
securities	—	1,627	—	—	—		1,627
other	—	1,121	244	160	(404	)(b)	1,121

Total fixed assets	—	116,321	50,990	33,990	(84,980)		116,321

Other long-term assets	—	14,642	—	—	—		14,642

Current assets
Inventories	—	15,391	—	—	—		15,391
Accounts receivable	1	37,998	3,012	1,870	(4,818	) (c)	38,063
Investments	391	—	—	—	(391	)(d)	—
Cash and cash equivalents	12	8,459	344	393	(29	)(e)	9,179

Total current assets	404	61,848	3,356	2,263	(5,238)		62,633

Current liabilities: amounts due within one year
Short-term debt	—	(5,822)	—	—	60	(f)	(5,762)
Accounts payable and accrued liabilities	(7)	(40,207)	(18)	(29)	308	(g)	(39,953)
Taxes payable	—	(9,885)	—	—	—		(9,885)
Dividends payable	—	(4,750)	—	—	4,750	(c)	—

Total current liabilities	(7)	(60,664)	(18)	(29)	5,118		(55,600)

Net current assets/(liabilities)	397	1,184	3,338	2,234	(120)		7,033

Total assets less current liabilities	397	132,147	54,328	36,224	(85,100)		137,996

Long-term liabilities: amounts due after more than one year
Long-term debt	—	(8,600)	—	—	—		(8,600)
Other	—	(8,065)	—	—	—		(8,065)

	—	(16,665)	—	—	—		(16,665)

Provisions
Deferred taxation	—	(14,844)	—	—	—		(14,844)
Pensions and similar obligations	—	(5,044)	—	—	—		(5,044)
Decommissioning and restoration costs	—	(5,709)	—	—	—		(5,709)

	—	(25,597)	—	—	—		(25,597)

Group net assets before minority interests	397	89,885	54,328	36,224	(85,100)		95,734
Minority interests	—	(5,309)	—	—	—		(5,309)

Net assets	397	84,576	54,328	36,224	(85,100)		90,425

Shareholders’ equity	397	84,576	54,328	36,224	(85,100	) (h)	90,425

Unaudited Pro Forma Combined Income Statement for the year ended 31 December 2004
US GAAP

							Pro forma
							combined
	Royal Dutch	Royal Dutch/	Royal	Shell	Pro forma		Royal Dutch
	Shell*	Shell Group	Dutch	Transport	Adjustments		Shell
	Note 1	Note 2	Note 3	Note 4	Note 5		Note 6
	$ million (except per share amounts)
Sales proceeds	—	337,522	—	—	—		337,522
Sales taxes, excise duties and similar levies	—	(72,332)	—	—	—		(72,332)

Net proceeds	—	265,190	—	—	—		265,190
Cost of sales	—	(221,678)	—	—	—		(221,678)

Gross profit	—	43,512	—	—	—		43,512
Selling and distribution expenses	—	(12,340)	—	—	—		(12,340)
Administrative expenses	(3)	(2,516)	(10)	(13)	(91	)(i)	(2,633)
Exploration	—	(1,823)	—	—	—		(1,823)
Research and development	—	(553)	—	—	—		(553)
Share of operating profit of associated companies	—	5,653	—	—	—		5,653

Operating profit	(3)	31,933	(10)	(13)	(91)		31,816
Share in net income of Royal Dutch/ Shell Group	—	—	10,910	7,273	(18,183	) (j)	—
Interest and other income	1	1,705	12	13	(1	)(k)	1,730
Interest expense	—	(1,214)	—	—	1	(k)	(1,213)
Currency exchange losses	—	(39)	—	—	—		(39)

Income before taxation	(2)	32,385	10,912	7,273	(18,274)		32,294
Taxation	—	(15,136)	(1)	—	—		(15,137)

Income after taxation	(2)	17,249	10,911	7,273	(18,274)		17,157
Income applicable to minority interests	—	(626)	—	—	—		(626)

Income from continuing operations	(2)	16,623	10,911	7,273	(18,274)		16,531
Income from discontinued operations, net of tax	—	1,560	—	—	—		1,560

Net income	(2)	18,183	10,911	7,273	(18,274)		18,091

Earnings per share (Note 7) ($)
Basic	—	N/A	5.39	0.77	N/A		2.67

Diluted	—	N/A	5.39	0.77	N/A		2.67

*	For the period from 21 October 2004 to 31 December 2004

Notes to the Unaudited Pro Forma Combined Balance Sheet and
Income Statement for the year ended 31 December 2004
Note 1:     Royal Dutch Shell
Royal Dutch Shell has not engaged in any operational activities since its incorporation. Apart from the contemplated Transaction, Royal Dutch Shell has only borne the costs of administration expenses, acquired investments and issued share capital. Between the date of incorporation and the date of acquisition by Shell RDS Holding B.V. (21 October 2004) these activities relate to previous owners and are inconsequential in amount. Under US GAAP, financial statements are not required to be presented for the period from 1 January 2004 to 21 October 2004.

Information on the Royal Dutch Shell balance sheet has been extracted without material adjustment from the financial information set out in Part XII of these Listing Particulars.
The income statement figures reflect Royal Dutch Shell’s historical results of operation from 21 October 2004 to 31 December 2004 in accordance with US GAAP and presented in US dollars.
The information presented in the first two columns of the table below on Royal Dutch Shell has been extracted without material adjustment from the financial information set out in Part XII of these Listing Particulars. For purposes of the unaudited pro forma combined income statement, there is no difference between the UK GAAP financial information for the 10 months ended 31 December 2004 and for the period from 21 October 2004 to 31 December 2004.
The information presented in the last column of the table below on Royal Dutch Shell has been derived without material adjustment from the financial information set out in Note 17 of Part XII of the Listing Particulars.

	Royal Dutch Shell Income Statement
	Period ended 31 December 2004
		Push down
	UK GAAP	accounting(a)	US GAAP
	($ million)	($ million)	($ million)
Administrative expenses	—	(3)	(3)

Operating profit	—	(3)	(3)
Interest and other income	1	—	1

Income before taxation	1	(3)	(2)
Taxation	—	—	—

Net income	1	(3)	(2)

(a)	Under US GAAP push down accounting requirements, the excess of the consideration paid by Shell RDS Holding B.V. over the book value of the net assets of Royal Dutch Shell at the date of acquisition (which did not differ from the fair value) would have been recorded as an increase in equity and would have been charged to the Income Statement of Royal Dutch Shell as an organisation cost.
Note 2:     Royal Dutch/ Shell Group

Information on the Royal Dutch/Shell Group has been extracted without material adjustment from the financial information set out in Part XIII of these Listing Particulars.
Note 3:     Royal Dutch

The balance sheet and income statement figures for Royal Dutch reflect its historical financial position and results of operations in accordance with US GAAP and presented in US dollars. Set forth below are tables that present a reconciliation of the financial position and results of operations of Royal Dutch, the financial statements of which are prepared in accordance with Netherlands GAAP and presented in euros, to US GAAP and a conversion of the line items into US dollars.
The information presented in the first four columns of the tables below on Royal Dutch has been extracted without material adjustment from the financial information set out on Part XIV of these Listing

Particulars with the exception of diluted Earnings per share which has been derived without material adjustment from the financial information set out in Part XIV of these Listing Particulars.
The information presented in the last two columns of the tables below on Royal Dutch has been derived without material adjustment from Note 17 in the financial information set out in Part XIV of these Listing Particulars.

	Royal Dutch Balance Sheet
	As at 31 December 2004
	Netherlands	Amortisation		Reversal of
	GAAP	of goodwill(a)(i)	Impairments(a)(ii)	impairments(a)(iii)	US GAAP	US GAAP(b)
	(€ million)	(€ million)	(€ million)	(€ million)	(€ million)	($ million)
Fixed assets
Investments:
companies of the Royal Dutch/ Shell Group	37,018	200	200	(206)	37,212	50,746
other investments	179	—	—	—	179	244

Total fixed assets	37,197	200	200	(206)	37,391	50,990

Current assets
Accounts receivable	2,209	—	—	—	2,209	3,012
Cash and cash equivalents	252	—	—	—	252	344

Total current assets	2,461	—	—	—	2,461	3,356

Current liabilities: amounts due within one year:
Accounts payable and accrued liabilities	(13)	—	—	—	(13)	(18)

Total current liabilities	(13)	—	—	—	(13)	(18)

Net current assets	2,448	—	—	—	2,448	3,338

Net assets	39,645	200	200	(206)	39,839	54,328

	Royal Dutch Income Statement
	Year ended 31 December 2004
	Netherlands	Amortisation		Reversal of
	GAAP	of goodwill(a)(i)	Impairments(a)(ii)	impairments(a)(iii)	US GAAP	US GAAP(c)
	(€ million)	(€ million)	(€ million)	(€ million)	(€ million)	($ million)
Administrative expenses	(8)	—	—	—	(8)	(10)

Operating profit	(8)	—	—	—	(8)	(10)
Share in net income of Royal Dutch/ Shell Group	8,712	81	220	(226)	8,787	10,910
Interest and other income	10	—	—	—	10	12

Income before taxation	8,714	81	220	(226)	8,789	10,912
Taxation	(1)	—	—	—	(1)	(1)

Net income	8,713	81	220	(226)	8,788	10,911

	€	€	€	€	€	$
Earnings per share(d)
Basic	4.31	0.04	0.11	(0.11)	4.35	5.39

Diluted	4.30	0.04	0.11	(0.11)	4.34	5.39

(a)	The figures in these columns reflect the adjustment required to reconcile Royal Dutch’s financial position and results from operations from Netherlands GAAP to US GAAP.

(i)	An adjustment to Royal Dutch’s share of net income and net assets of Royal Dutch/Shell Group companies to eliminate the amortisation of goodwill. Under US GAAP goodwill is not amortised, but instead is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

(ii)	An adjustment to Royal Dutch’s share of net income and net assets in relation to impairments. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under Netherlands GAAP; and

(iii)	An adjustment to Royal Dutch’s share of net income and net assets in relation to recoverability of assets. Under US GAAP reversals of impairments are not permitted. Under Netherlands GAAP, a favourable change in the circumstances, which resulted in an impairment, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.

(b)	This column presents Royal Dutch’s financial position in accordance with US GAAP, translated into US dollars using the closing exchange rate as at 31 December 2004 ($1 = €0.73).

(c)	This column represents Royal Dutch’s income statement in accordance with US GAAP, translated into US dollars using the average exchange rate during 2004 ($1 = €0.81), with the exception of the dividends received from the Royal Dutch/ Shell Group companies, which were translated at the exchange rates on the dates of payment of those dividends.

(d)	The basic earnings per share amounts are based on net income and after deducting the 4 per cent. cumulative preference dividend on Royal Dutch Priority Shares, which dividend totalled €26,880 in 2004. The calculation is based on a weighted average number of Royal Dutch Shares of 2,023,212,126 in 2004. This amount is based on outstanding Royal Dutch Shares, after deduction of Royal Dutch Shares held by Royal Dutch/ Shell Group companies in respect of share options and other incentive compensation plans. For the purpose of the calculation, Royal Dutch Shares repurchased under the buyback program are deemed to have been cancelled on the purchase date.

Diluted earnings per share are based on net income and after deducting the 4 per cent. cumulative preference dividend on Royal Dutch Priority Shares. For this calculation, the weighted number of Royal Dutch Shares is increased by 2,283,163 for 2004 to reflect the dilutive effect of potentially issuable shares relating to share options and other incentive compensation plans.
Note 4:     Shell Transport

The balance sheet and income statement figures for Shell Transport reflect its historical financial position and results of operations in accordance with US GAAP and presented in US dollars. Set forth below are tables that present a reconciliation of the financial position and results of operations of Shell Transport, the financial statements of which are prepared in accordance with UK GAAP and presented in pounds sterling, to US GAAP and a conversion of the line items into US dollars.
The information presented in the first five columns of the table below on the Shell Transport balance sheet has been extracted without material adjustment from the financial information set out in Part XV of these Listing Particulars. The information presented in the last two columns has been derived without material adjustment from the financial information set out in Note 14 of Part XV of these Listing Particulars.
The information presented in the first six columns of the table below on the Shell Transport income statement has been extracted without material adjustment from the financial information set out in Part XV of these Listing Particulars with the exception of diluted Earnings per share which has been derived without material adjustment from the financial information set out in Part XV of these Listing Particulars. The information presented in the last two columns has been derived without material adjustment from the financial information set out in Note 14 of Part XV of these Listing Particulars.

	Shell Transport Balance Sheet
	As at 31 December 2004
		Dividends	Amortisation		Reversal of
	UK GAAP	payable(a)(i)	of goodwill(a)(ii)	Impairments(a)(iii)	impairments(a)(iv)	US GAAP	US GAAP(b)
	(£ million)	(£ million)	(£ million)	(£ million)	(£ million)	(£ million)	($ million)
Fixed assets
Investments:
companies of the Royal Dutch/ Shell Group	17,452	—	94	95	(97)	17,544	33,830
other investments	83	—	—	—	—	83	160

Total fixed assets	17,535	—	94	95	(97)	17,627	33,990

Current assets
Accounts receivable	970	—	—	—	—	970	1,870
Cash and cash equivalents	204	—	—	—	—	204	393

Total current assets	1,174	—	—	—	—	1,174	2,263

Current liabilities: amounts due within one year
Accounts payable and accrued liabilities	(15)	—	—	—	—	(15)	(29)
Dividends payable	(1,030)	1,030	—	—	—	—	—

Total current liabilities	(1,045)	1,030	—	—	—	(15)	(29)

Net current assets	129	1,030	—	—	—	1,159	2,234

Net assets	17,664	1,030	94	95	(97)	18,786	36,224

	Shell Transport Income Statement
	Year ended 31 December 2004
			Share in
		Less:	Netherlands
		Income from	GAAP net
		shares in	income of
		Royal	Royal
		Dutch/Shell	Dutch/Shell	Amortisation		Reversal of
	UK GAAP	Group(a)(v)	Group(a)(vi)	of goodwill(a)(ii)	Impairments(a)(iii)	impairments(a)(iv)	US GAAP	US GAAP(c)
	(£ million)	(£ million)	(£ million)	(£ million)	(£ million)	(£ million)	(£ million)	($ million)
Administrative expenses	(7)	—	—	—	—	—	(7)	(13)

Operating profit	(7)	—	—	—	—	—	(7)	(13)
Income from associated companies	1,735	(1,735)	—	—	—	—	—	—
Share of operating profit of associated companies	—	—	3,939	37	100	(103)	3,973	7,273
Interest and other income	7	—	—	—	—	—	7	13

Income before taxation	1,735	(1,735)	3,939	37	100	(103)	3,973	7,273
Taxation	—	—	—	—	—	—	—	—

Net income	1,735	(1,735)	3,939	37	100	(103)	3,973	7,273

	Pence	Pence	Pence	Pence	Pence	Pence	Pence	$
Earnings per share(d)
Basic	18.3	(18.3)	41.5	0.4	1.1	(1.1)	41.9	0.77

Diluted	18.3	(18.3)	41.5	0.4	1.1	(1.1)	41.9	0.77

(a)	Under UK GAAP, Shell Transport, as a parent company with no subsidiaries, accounts for its share of earnings in the Royal Dutch/ Shell Group on a dividend receivable basis in its profit and loss account. Its investment in the Royal Dutch/ Shell Group is at a directors’ valuation based on 40 per cent. of the net assets of the Royal Dutch/ Shell Group as shown in the separate Netherlands GAAP information presented by the Royal Dutch/ Shell Group. This is not in accordance with US GAAP which, in the circumstances of Shell Transport, would require equity accounting. The figures in these columns reflect the adjustments required to reconcile Shell Transport’s financial position and results from operations from UK GAAP to US GAAP.

(i)	Under US GAAP £1,030 million of dividends declared after the 2004 year-end but before the applicable financial statements are approved, which are accrued under UK GAAP, are not recognised at year-end;

(ii)	An adjustment to Shell Transport’s share of net income and net assets of Royal Dutch/ Shell Group companies to eliminate the amortisation of goodwill. Under US GAAP goodwill is not amortised but instead is tested for impairment annually or when certain events occur that indicate potential impairment. Under Netherlands GAAP, goodwill is amortised on a straight-line basis over its estimated useful economic life, which is assumed not to exceed 20 years unless there are grounds to rebut this assumption;

(iii)	An adjustment to Shell Transport’s share of net income and net assets in relation to impairments. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under Netherlands GAAP;

(iv)	An adjustment to Shell Transport’s share of net income and net assets in relation to recoverability of assets. Under US GAAP reversals of impairments are not permitted. Under Netherlands GAAP, a favourable change in the circumstances which resulted in an impairment would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income;

(v)	An adjustment to eliminate the income from shares in Royal Dutch/ Shell Group companies recognised under UK GAAP; and

(vi)	An adjustment to include Shell Transport’s share in Netherlands GAAP net income of Royal Dutch/ Shell Group companies.

(b)	This column presents Shell Transport’s financial position in accordance with US GAAP, translated into US dollars using the closing exchange rate as at 31 December 2004 ($1 = £0.52).

(c)	This column represents Shell Transport’s income statement in accordance with US GAAP, translated into US dollars using the average exchange during 2004 ($1 = £0.55) with the exception of the dividends received from the Royal Dutch/ Shell Group companies, which were translated at the exchange rate on the date of payment of those dividends.

(d)	The basic earnings per share amounts shown are calculated after deducting the 5.5 per cent. and 7 per cent. cumulative dividend on Shell Transport First Preference Shares and Shell Transport Second Preference Shares, respectively, which dividends totalled £0.8 million in 2004. The calculation uses a weighted average number of Shell Transport Ordinary Shares of 9,480,407,909 in 2004. The earnings per share calculation excludes Shell Transport Ordinary Shares held by Royal Dutch/ Shell Group companies for share options and other incentive compensation plans. For the purpose of the calculation, Shell Transport Ordinary Shares repurchased under the buyback program are deemed to have been cancelled on the purchase date.

Diluted earnings per share are calculated after deducting the 5.5 per cent. and 7 per cent. cumulative dividend on Shell Transport First Preference Shares and Shell Transport Second Preference Shares, respectively. For this calculation, the weighted number of Shell Transport Ordinary Shares is increased by 4,772,177 for 2004 to reflect the dilutive effect of potentially issuable shares relating to share option and other incentive compensation plans.

Note 5:     Pro forma adjustments

This column gives effect to the adjustments necessary to reflect the Transaction (including the combination of Royal Dutch Shell, the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport), the Share Redemptions and the incurrence of transaction costs.
Royal Dutch currently owns 60 per cent. of the Royal Dutch/ Shell Group and Shell Transport owns 40 per cent. and the exchange ratios have been set to give effect to this ownership of their economic interest in the Royal Dutch/ Shell Group. The transactions to give effect to this are the exchange of outstanding Royal Dutch Ordinary Shares for “A” Shares and “A” ADRs in the offer and the cancellation of outstanding Shell Transport Ordinary Shares and Shell Transport ADRs and issuance of “B” Shares and “B” Shares underlying the “B” ADRs pursuant to the Scheme. These steps are transactions between entities within the unaudited pro forma combined financial information and are eliminated upon consolidation.

(a)	This adjustment of $84,576 million as at 31 December 2004 reflects the elimination of the investments of Royal Dutch and Shell Transport in the equity of the Royal Dutch/ Shell Group (reflected in the historical accounts of Royal Dutch and Shell Transport). The corresponding adjustment is to “Shareholders’ equity”.

(b)	This adjustment of $404 million as at 31 December 2004 reflects the elimination of the investments of Royal Dutch and Shell Transport in the equity of Royal Dutch Shell. The corresponding adjustment is to “Shareholders’ equity”. This transaction is between entities within the unaudited pro forma combined financial information and is eliminated upon consolidation.

(c)	This adjustment of $4,818 million as at 31 December 2004 reflects:

•	the elimination of dividends payable by the Royal Dutch/ Shell Group to Royal Dutch and Shell Transport as at 31 December 2004 of $4,750 million (included within “Dividends payable” in the Royal Dutch/Shell Group balance sheet). These dividends due to Royal Dutch and Shell Transport are included within “Accounts receivable” in the balance sheets of Royal Dutch and

Shell Transport. The adjustment eliminates the “Accounts receivable” in the Royal Dutch and Shell Transport balance sheets and the offsetting “Dividends payable” in the Royal Dutch/ Shell Group balance sheet;

•	the elimination of a $60 million short-term deposit by Royal Dutch with a Royal Dutch/ Shell Group company as at 31 December 2004. The adjustment eliminates within “Accounts receivable” in the Royal Dutch balance sheet and the offsetting “Short-term debt” in the Royal Dutch/ Shell Group balance sheet;

•	the elimination of $2 million of expenses prepaid by a Royal Dutch/ Shell Group company on behalf of Shell Transport as at 31 December 2004. The adjustment eliminates within “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Shell Transport balance sheet; and

•	the elimination of a $6 million amount payable by Royal Dutch Shell to a Royal Dutch/ Shell Group company as at 31 December 2004. The adjustment eliminates within “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Royal Dutch Shell balance sheet.

(d)	This adjustment of $391 million reflects the elimination of Royal Dutch Shell short-term investments held with a Royal Dutch/ Shell Group company as at 31 December 2004. The adjustment eliminates the “Investments” in the Royal Dutch Shell balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Royal Dutch/ Shell Group balance sheet.

(e)	This adjustment of $29 million reflects the redemption by Royal Dutch of the Royal Dutch Priority Shares for aggregate consideration of approximately $1 million and the cancellation and repayment by Shell Transport of the Shell Transport First Preference Shares and Shell Transport Second Preference Shares for aggregate consideration of approximately $28 million. These amounts will be paid in cash and will reduce “Shareholders’ equity” by $29 million.

(f)	This adjustment of $60 million reflects the elimination of a short-term deposit by Royal Dutch with a Royal Dutch/ Shell Group company as at 31 December 2004. The adjustment eliminates within “Short-term debt” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Accounts receivable” in the Royal Dutch balance sheet.

(g)	This adjustment of $308 million as at 31 December 2004, reflects:

•	the estimated costs of the Transaction to be incurred after 31 December 2004 of $91 million. The charge of $91 million has been included as an accrual within “Accounts payable and accrued liabilities” in the balance sheet. The corresponding adjustment is to “Shareholders’ equity” in the balance sheet and to “Administrative expenses” in the income statement. This adjustment will not have a continuing effect on Royal Dutch Shell;

•	the elimination of $2 million of expenses prepaid by a Royal Dutch/ Shell Group company on behalf of Shell Transport as at 31 December 2004. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Shell Transport balance sheet and the offsetting “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet;

•	the elimination of a $6 million Royal Dutch Shell amount payable to a Royal Dutch/ Shell Group company as at 31 December 2004. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Royal Dutch Shell balance sheet and the offsetting “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet; and

•	the elimination of $391 million Royal Dutch Shell deposited with a Royal Dutch/ Shell Group company as at 31 December 2004. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Royal Dutch/ Shell balance sheet and the offsetting “Investments” in the Royal Dutch Shell balance sheet.

(h)	The adjustment to “Shareholders’ equity” reflects the elimination of the Royal Dutch and Shell Transport investment in the equity of the Royal Dutch/ Shell Group of $84,576 million as at 31 December 2004, noted in (a) above, the elimination of the Royal Dutch and Shell Transport investment in the equity of Royal Dutch Shell of $404 million as at 31 December 2004, noted in (b) above, the accrual for costs of the Transaction to be incurred after 31 December 2004 of $91 million noted in (g) above and $29 million for the redemption of the Royal Dutch Priority Shares and the cancellation and repayment of the Shell Transport Preference Shares noted in (e) above.

(i)	This adjustment of $91 million reflects the estimated costs of the Transaction to be incurred after 31 December 2004. This adjustment will not have a continuing effect on Royal Dutch Shell.

(j)	This adjustment of $18,183 million as at 31 December 2004 represents the elimination of Royal Dutch’s and Shell Transport’s income derived from their interests in the Royal Dutch/ Shell Group.

(k)	This adjustment represents the elimination of Royal Dutch Shell interest income derived from a Royal Dutch/ Shell Group company. The adjustment eliminates the “Interest and other income” in the Royal Dutch Shell profit and loss account and the offsetting “Interest expense” in the Royal Dutch/ Shell Group profit and loss account.

Note 6:     Pro forma combined Royal Dutch Shell

This column in the income statement and balance sheet reflects the Unaudited Pro forma Combined Income Statement and Balance Sheet of Royal Dutch Shell in accordance with US GAAP and presented in US dollars in order to give a better understanding of what the results of operations and financial position of Royal Dutch Shell might have looked liked on a combined basis had the Transaction occurred on an earlier date.
Note 7:     Earnings per share

After the Transaction and the exchange of Royal Dutch and Shell Transport shares for Royal Dutch Shell shares, the earnings per share for the shareholders of Royal Dutch and Shell Transport are expected to be equivalent with that for Royal Dutch Shell.

(a)	Earnings per share
Earnings for Royal Dutch, Shell Transport and Royal Dutch Shell (in accordance with US GAAP and presented in US dollars) and the number of shares outstanding at 31 December 2004 are as follows:

					Pro forma
					combined
		Shell	Royal Dutch	Pro forma	Royal Dutch
	Royal Dutch	Transport	Shell	adjustments	Shell
Earnings ($ million) at 31 December 2004	10,911	7,273	(2)	(91)	18,091
Shares outstanding at 31 December 2004	2,081,725,000	9,624,900,000	—	—	6,929,002,027
The unaudited basic and diluted earnings per share for the Royal Dutch Shell on a pro forma combined basis are calculated based on net income of $18,091 million at 31 December 2004 and a weighted average number of shares of 6,770,458,923 at 31 December 2004 for the basic earnings per share and 6,776,396,454 at 31 December 2004 for the diluted earnings per share.
The earnings for the shareholders of Royal Dutch and Shell Transport are reduced by the results from Royal Dutch Shell and the pro forma adjustments in determining the pro forma combined Royal Dutch Shell earnings. The Royal Dutch Shell amount reflects the historical results of operations from 21 October 2004 to 31 December 2004. The pro forma adjustment amount reflects the estimated costs of the Transaction to be incurred after 31 December 2004.

The weighted average number of shares outstanding during 2004 for Royal Dutch Shell is based on the equivalent weighted average number of shares for Royal Dutch and Shell Transport (see Note 7(b)) below).

			Pro forma
			combined
			Royal Dutch
	Royal Dutch	Shell Transport	Shell
Average number of shares outstanding during 2004	2,023,212,126	9,480,407,909	6,770,458,923
Diluted average number of shares outstanding during 2004	2,025,495,289	9,485,180,086	6,776,396,454

	$	$	$
Earnings per share:
Basic	5.39	0.77	2.67
Diluted	5.39	0.77	2.67
For illustrative purposes earnings per share is presented below as if the exchange of Royal Dutch and Shell Transport shares for Royal Dutch Shell equivalent shares had occurred on 1 January 2004. Under the terms of the Transaction, Royal Dutch and Shell Transport shares are expected to be exchanged at the agreed ratios of 1:2 and 1:0.287333066 respectively. The earnings per share for the shareholders of Royal Dutch and Shell Transport are expected to be equivalent with that for Royal Dutch Shell.

			Pro forma
			combined
			Royal Dutch
	Royal Dutch	Shell Transport	Shell
Average number of Royal Dutch Shell equivalent shares outstanding during 2004	4,046,424,252	2,724,034,671	6,770,458,923
Diluted average number of Royal Dutch Shell equivalent shares outstanding during 2004	4,050,990,578	2,725,405,876	6,776,396,454

	$	$	$
Earnings per share based on Royal Dutch Shell equivalent shares:
Basic	2.70	2.67	2.67
Diluted	2.69	2.67	2.67

(b)	Calculation of weighted average number of shares
The weighted average number of shares is based on outstanding shares, after deduction of shares held by Royal Dutch/ Shell Group companies in respect of stock options and other incentive compensation plans, assuming the Royal Dutch and Shell Transport shares relating to share options schemes will be exchanged 100 per cent. and in the same ratio as mentioned above. For the purpose of the calculation, shares repurchased under the Royal Dutch and Shell Transport buyback programs are deemed to have been cancelled on the purchase date.
Diluted earnings per share are based on the same net income figures. For this calculation the weighted average number of Royal Dutch and Shell Transport shares that would have been exchanged at the agreed ratios is increased by 5,937,531 at 31 December 2004 for the dilutive effect of potentially issuable shares relating to share options plans as mentioned above.
Note 8: Reconciliation between US GAAP and International Financial Reporting Standards (“IFRS”)
Royal Dutch Shell will adopt IFRS in 2005.
The following table provides a reconciliation between US GAAP and IFRS for Royal Dutch Shell of shareholders’ equity (group equity) and net income (income attributable to equity holders) on an unaudited pro forma combined basis as at and for the year ended 31 December 2004. The adjustments have been extracted without material adjustment from notes 9(e) and 9(h) of the unadjusted First Quarter Interim Financial Report of the Royal Dutch/ Shell Group set out in Part XVI of these Listing Particulars. There are no differences for Royal Dutch, Shell Transport or Royal Dutch Shell between US GAAP and IFRS that will require adjustment for the RDS Group pro forma.

$ million
Pro forma shareholders’ equity under US GAAP	90,425
Employee benefits(a)	(4,954)
Impairments(b)	(260)
Reversal of impairments(c)	469
Major inspection costs(d)	564
Other	(296)

Pro forma Group equity under IFRS	85,948

$ million

Pro forma net income under US GAAP	18,091
Employee benefits(a)	(176)
Impairments(b)	(260)
Reversal of impairments(c)	469
Major inspection costs(d)	196
Cumulative currency translation differences(e)	130
Share based compensation(a)	(115)
Other	114

Pro forma income attributable to equity holders under IFRS	18,449

The significant adjustments affecting income and equity are described below.

(a)	Employee benefits including share based compensation
Unrecognised gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity.
The use of the fair value of pension plan assets (rather than market-related value) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward.
Share option awards made from 7 November 2002 and not vested at 1 January 2005 are expensed rather than the practice under US GAAP of pro forma disclosure.

(b)	Impairments
Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

(c)	Reversal of impairments
Under US GAAP, impairments are not reversed. Under IFRS, a favourable change in the circumstances which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.

(d)	Major inspection costs
Major inspection costs are capitalised and amortised to income over the period until the next planned major inspection. Under US GAAP, prior to 2005, these costs were expensed as incurred.

(e)	Cumulative currency translation differences (CCTD)
At transition the composition of equity changed because the balance of CCTD under US GAAP was eliminated to increase retained earnings. Equity in total was not impacted.

REPORT ON UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FROM KPMG AUDIT PLC AND PRICEWATERHOUSECOOPERS LLP
The following is the text of a report on the unaudited pro forma combined financial information as at and for the year ended 31 December 2004 by KPMG Audit Plc and PricewaterhouseCoopers LLP, joint reporting accountants:
The Directors
Royal Dutch Shell plc
Shell Centre
London, SE1 7NA
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London, E14 5LB
NM Rothschild & Sons Limited
New Court
St. Swithin’s Lane
London, EC4P 4DU
19 May 2005
Dear Sirs
Royal Dutch Shell plc (the “Company”)
We report on the unaudited pro forma combined financial information set out in Part XVII of the Company’s Listing Particulars dated 19 May 2005, which has been prepared, for illustrative purposes only, to provide information about how the proposed transaction in which the Company will become the holding company of Royal Dutch and Shell Transport together with the redemption of the Royal Dutch Priority Shares and the repurchase and cancellation of the Shell Transport Preference Shares might have affected the unaudited combined financial information presented.
Note 8 of the unaudited pro forma combined financial information (the ‘reconciliation’) has been prepared for illustrative purposes only to provide an illustration of the material adjustments which would be required to the unaudited pro forma combined net income for the year ended 31 December 2004 and to the unaudited pro forma combined shareholders’ equity at 31 December 2004 prepared under United States Generally Accepted Accounting Principles (“US GAAP”), to restate the information in accordance with the accounting policies the Company currently intends to adopt in its 2005 financial statements under International Financial Reporting Standards (“IFRS”).

Responsibilities
It is the responsibility solely of the directors of the Company to prepare the pro forma combined financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (including the reconciliation).
It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma combined financial information (including the reconciliation) and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma combined financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma combined financial information with the directors of the Company.
Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America, The Netherlands or any other territory and accordingly should not be relied upon as if it had been carried out in accordance with those standards.
Opinion
In our opinion:

•	the unaudited pro forma combined financial information has been properly compiled on the basis set out therein;

•	such basis is consistent with the US GAAP accounting policies of the Company;

•	the adjustments are appropriate for the purposes of the unaudited pro forma combined financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority; and

•	the reconciliation has been properly compiled on the basis set out therein, and the reconciling items are appropriate for the purpose of presenting the unaudited pro forma combined income attributable to equity holders for the year ended 31 December 2004 and the unaudited pro forma combined Group equity at 31 December 2004 on a basis consistent in all material respects with the IFRS accounting policies of the Company.
Yours faithfully
KPMG Audit Plc
Chartered Accountants
PricewaterhouseCoopers LLP
Chartered Accountants

PART XVIII

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION RELATING
TO THE RDS GROUP AS AT AND FOR THE THREE MONTHS ENDED 31 MARCH 2005

The following unaudited pro forma combined financial information is being provided to give a better understanding of what the results of operations and financial position of Royal Dutch Shell might have looked like on a combined basis had the Transaction occurred on an earlier date. The unaudited pro forma combined financial information is being furnished solely for illustrative purposes. Furthermore because of the nature of pro forma information, this information addresses a hypothetical situation and does not represent the actual financial position or results of Royal Dutch Shell. Therefore for these reasons, the information is not necessarily indicative of the combined results of operations or financial position of Royal Dutch Shell that would have been achieved for the dates or periods indicated, nor it is necessarily indicative of the results of operations or financial position of Royal Dutch Shell that may or may not be expected to occur in the future. No account has been taken in the unaudited pro forma combined financial information of any efficiency that may, or may be expected to, occur following the Transaction. Nor have adjustments been made to take account of the trading or other changes in financial position of the RDS Group since 31 March 2005.

The unaudited pro forma combined income statement information for the three months ended 31 March 2005 gives effect to (i) the Transaction (assuming full acceptance of the Royal Dutch Offer) and (ii) the redemption of the Royal Dutch Priority Shares and the cancellation and repayment of Shell Transport First Preference Shares and the Shell Transport Second Preference Shares (together, the “Share Redemptions”) as if each had occurred on 1 January 2005. The unaudited pro forma combined balance sheet information as at 31 March 2005 gives effect to (i) the Transaction and (ii) the Share Redemptions as if each had occurred on 31 March 2005. In preparing this unaudited pro forma combined financial information, it has been assumed that all holders of Royal Dutch Shares exchange their shares in the Royal Dutch Offer.

The unaudited pro forma combined financial information of Royal Dutch Shell is based on the historical financial information of Royal Dutch Shell, the historical financial information of the Royal Dutch/ Shell Group and on the historical financial information of Royal Dutch and Shell Transport which are set out in Parts XVI of these Listing Particulars.
The historical financial information of Royal Dutch Shell, Royal Dutch/ Shell Group, Royal Dutch and Shell Transport has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and policies which are in accordance with the recognition and measurement requirements of those IFRS and IFRIC interpretations issued by the IASB that are effective or will be early adopted at 31 December 2005. The historical financial information of Royal Dutch has been presented in euros. The historical financial information of Shell Transport has been presented in pounds sterling. For the purposes of the unaudited pro forma combined financial information, information derived from the financial statements of Royal Dutch and Shell Transport has been presented in US dollars.
The pro forma adjustments reflect the following:

•	the exchange of outstanding Royal Dutch ordinary shares for “A” Shares and “A” ADRs in the Royal Dutch Offer and the cancellation of outstanding Shell Transport Ordinary Shares, Shell Transport ADRs and issuance of “B” Shares and “B” Shares underlying the “B” ADRs pursuant to the Scheme;

•	the elimination of transactions between Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group to reflect Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group companies becoming consolidated subsidiaries of Royal Dutch Shell;

•	the redemption by Royal Dutch of the Royal Dutch Priority Shares for aggregate consideration of approximately $1 million;

•	the cancellation and repayment by Shell Transport of the Shell Transport First Preference Shares and Shell Transport Second Preference Shares for aggregate consideration of approximately $28 million; and

•	the incurrence of approximately $115 million of transaction costs, including investment banking, legal and registration expenses, of which $66 million is estimated to be incurred after 31 March 2005.
The Transaction will be accounted for using a carry-over of the historical costs of the assets and liabilities of the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport. It will not be accounted for as a business combination. Royal Dutch and Shell Transport entered into a scheme of amalgamation dated 12 September 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they “amalgamated” their interests in the oil industry in a transaction that would have been accounted for as a business combination under current accounting standards. Since that time, Royal Dutch has owned 60 per cent. of the Royal Dutch/ Shell Group and Shell Transport has owned 40 per cent. of the Royal Dutch/ Shell Group. All operating activities have been conducted through the Royal Dutch/ Shell Group and the Royal Dutch/ Shell Group has operated as a single economic enterprise. Economic interests of the Royal Dutch and Shell Transport shareholders in the Royal Dutch/ Shell Group reflect the 60:40 economic interests of Royal Dutch and Shell Transport in the Royal Dutch/ Shell Group. The Transaction would have little impact on the economic rights and exposures of shareholders of Royal Dutch and Shell Transport, as the separate assets and liabilities of Royal Dutch and Shell Transport are not material in relation to their interests in the Royal Dutch/ Shell Group, and the Transaction would not result in the acquisition of any new businesses or operating assets and liabilities. In addition, the Transaction would not affect the proved oil and gas reserve information reported by the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport. While the Transaction would result in the inclusion of Royal Dutch and Shell Transport in the consolidated financial statements of Royal Dutch Shell, Royal Dutch Shell believes that the effect of such inclusion would be de minimis, as shown in the pro forma financial information included herein.

UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET AS AT 31 MARCH 2005
IFRS

							IFRS		US GAAP
							Pro forma		Pro forma
							combined		Combined
	Royal Dutch	Royal Dutch/	Royal	Shell	Pro forma		Royal Dutch	US GAAP	Royal Dutch
	Shell	Shell Group	Dutch	Transport	Adjustments		Shell	Adjustments	Shell
	Note 1	Note 2	Note 3	Note 4	Note 5		Note 6	Note 8
	$ million
ASSETS
Non-current assets
Property, plant and equipment	—	85,779	—	—	—		85,779	372	86,151
Intangible assets	—	4,428	—	—	—		4,428	328	4,756
Investments:
equity accounted investments	—	18,763	—	—	—		18,763	(375)	18,388
available for sale investments	—	—	124,146	82,750	(206,896	) (a)	—	—	—
financial assets	—	3,704	—	—	—		3,704	(465)	3,239
Deferred tax	—	2,775	—	—	—		2,775	(781)	1,994
Other	—	8,456	—	—	—		8,456	5,739	14,195

	—	123,905	124,146	82,750	(206,896)		123,905	4,818	128,723

Current assets
Inventories	—	17,517	—	—	—		17,517	—	17,517
Accounts receivable	—	45,189	1,249	836	(2,123	) (b)	45,151	(107)	45,044
Cash and cash equivalents	386	8,888	918	303	(441	)(c)	10,054	—	10,054

	386	71,594	2,167	1,139	(2,564)		72,722	(107)	72,615

Total assets	386	195,499	126,313	83,889	(209,460)		196,627	4,711	201,338

LIABILITIES
Non-current liabilities
Debt	—	7,977	1	23	(24	)(c)	7,977	(241)	7,736
Deferred tax	—	12,625	—	—	—		12,625	1,857	14,482
Other provisions	—	13,179	—	—	—		13,179	(2,802)	10,377
Other	—	5,788	—	—	—		5,788	1,471	7,259

	—	39,569	1	23	(24)		39,569	285	39,854

Current liabilities
Debt	—	5,755	—	—	(38	)(d)	5,717	26	5,743
Accounts payable and accrued liabilities and provisions	7	47,526	543	58	(346	)(e)	47,788	(135)	47,653
Taxes payable	—	11,225	—	—	—		11,225	—	11,225
Dividends payable to Parent Companies	—	2,085	—	—	(2,085	) (b)	—	—	—

	7	66,591	543	58	(2,469)		64,730	(109)	64,621

Total liabilities	7	106,160	544	81	(2,493)		104,299	176	104,475

EQUITY
Group equity	379	83,662	125,769	83,808	(206,967)		86,651	4,533	91,184

Minority interests	—	5,677	—	—	—		5,677	2	5,679

Total equity	379	89,339	125,769	83,808	(206,967	) (f)	92,328	4,535	96,863

Total liabilities and equity	386	195,499	126,313	83,889	(209,460)		196,627	4,711	201,338

UNAUDITED CONDENSED PRO FORMA COMBINED INCOME STATEMENT FOR THE QUARTER ENDED 31 MARCH 2005
IFRS

							IFRS		US GAAP
							Pro forma		Pro forma
							combined		Combined
	Royal Dutch	Royal Dutch/	Royal	Shell	Pro forma		Royal Dutch	US GAAP	Royal Dutch
	Shell	Shell Group	Dutch	Transport	Adjustments		Shell	Adjustments	Shell
	Note 1	Note 2	Note 3	Note 4	Note 5		Note 6	Note 8
	$ million (except per share amounts)
Sales proceeds	—	90,068	—	—	—		90,068	(291)	89,777
Less: Sales taxes, excise duties and similar levies	—	(17,912)	—	—	—		(17,912)	45	(17,867)

Revenue	—	72,156	—	—	—		72,156	(246)	71,910
Cost of sales	—	(58,565)	—	—	—		(58,565)	(200)	(58,765)

Gross profit	—	13,591	—	—	—		13,591	(446)	13,145
Selling and distribution expenses	—	(3,164)	—	—	—		(3,164)	77	(3,087)
Administrative expenses	—	(370)	(4)	(4)	(66	)(g)	(444)	25	(419)
Exploration	—	(261)	—	—	—		(261)	—	(261)
Research and development	—	—	—	—	—		—	(93)	(93)
Share of profit of equity accounted investments	—	1,573	—	—	—		1,573	1,091	2,664
Net finance costs and other income	2	(78)	1,567	1,046	(2,605	) (h)	(68)	(32)	(100)

Income before taxation	2	11,291	1,563	1,042	(2,671)		11,227	622	11,849
Taxation	(1)	(4,273)	—	—	—		(4,274)	(1,028)	(5,302)

Income from continuing operations	1	7,018	1,563	1,042	(2,671)		6,953	(406)	6,547
Income from discontinued operations	—	(214)	—	—	—		(214)	592	378

Income for the period	1	6,804	1,563	1,042	(2,671)		6,739	186	6,925

Attributable to minority interests	—	131	—	—	—		131	(60)	(191)

Cumulative effect of a change in accounting policy								554	554

Income for the period attributable to equity holders	1	6,673	1,563	1,042	(2,671)		6,608	680	7,288

Earnings per share (Note 7) ($)
Basic	66.67	N/A	0.78	0.11	N/A		0.98	N/A	1.08

Diluted	66.67	N/A	0.77	0.11	N/A		0.98	N/A	1.08

NOTES TO THE UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET AND
INCOME STATEMENT FOR THE QUARTER ENDED 31 MARCH 2005
Note 1:     Royal Dutch Shell
Royal Dutch Shell has not engaged in any operational activities since its incorporation. Apart from the contemplated Transaction, Royal Dutch Shell has only borne the costs of administration expenses, acquired investments and issued share capital. Between the date of incorporation and the date of acquisition by Shell RDS Holding B.V. (21 October 2004) these activities relate to previous owners and are inconsequential in amount.
Information on Royal Dutch Shell has been extracted without material adjustment from the financial information, prepared in accordance with IFRS and presented in US dollars, set out in Part XVI of these Listing Particulars.
Note 2:     Royal Dutch/ Shell Group
Information on the Royal Dutch/ Shell Group has been extracted without material adjustment from the financial information, prepared in accordance with IFRS and presented in US dollars, set out in Part XVI of these Listing Particulars.
Note 3:     Royal Dutch
The balance sheet and income statement figures for Royal Dutch reflect its historical financial position and results of operations in accordance with IFRS and presented in US dollars. Set forth below are tables that present the conversion of the financial position and results of operations of Royal Dutch from euro into US dollars, the financial statements of which are prepared in accordance with IFRS.
The information presented in the first column of the tables below on Royal Dutch has been extracted without material adjustment from the financial information, set out in Part XVI of these Listing Particulars.

	Royal Dutch Balance Sheet
	As at 31 March 2005
	IFRS	IFRS(a)
	(€ million)	($ million)
ASSETS
Non-current assets
Investments:
Available for sale investments	95,791	124,146

	95,791	124,146

Current assets
Accounts receivable	964	1,249
Cash and cash equivalents	708	918

	1,672	2,167

Total assets	97,463	126,313

LIABILITIES
Non-current liabilities
Debt	1	1

	1	1

Current liabilities
Accounts payable and accrued liabilities	419	543

	419	543

Total liabilities	420	544

EQUITY
Equity	97,043	125,769

Total liabilities and equity	97,463	126,313

	Royal Dutch Income
	Statement
	Quarter ended 31 March
	2005
	IFRS	IFRS(b)
	(€ million)	($ million)
Administrative expenses	(3)	(4)
Net finance costs and other income	1,195	1,567

Income before taxation	1,192	1,563
Taxation	—	—

Income for the period	1,192	1,563

	€	$
Earnings per share(c)
Basic	0.59	0.78
Diluted	0.59	0.77

(a)	This column presents Royal Dutch’s financial position in accordance with IFRS, translated into US dollars using the closing exchange rate as at 31 March 2005 ($1 = €0.77).

(b)	This column represents Royal Dutch’s income statement in accordance with IFRS, translated into US dollars using the average exchange rate during the quarter ended 31 March 2005 ($1 = €0.76).

(c)	The basic earnings per share amounts shown are based on income for the period attributable to equity holders. The calculation uses a weighted average number of Royal Dutch ordinary shares of 2,011,503,515 for the quarter ended 31 March 2005. This amount excludes Royal Dutch ordinary shares held by Royal Dutch/ Shell Group companies in respect of share options and other incentive compensation plans.

Diluted earnings per share are based on income for the period. For this calculation, the weighted number of Royal Dutch ordinary shares is increased by 5,970,220 for the quarter ended 31 March 2005 to reflect the dilutive effect of potentially issuable shares relating to share options and other incentive compensation plans.
Note 4:     Shell Transport
The balance sheet and income statement figures for Shell Transport reflect its historical financial position and results of operations in accordance with IFRS and presented in US dollars. Set forth below are tables that present the conversion of the financial position and results of operations of Shell Transport from pounds sterling into US dollars, the financial statements of which are prepared in accordance with IFRS.
The information presented in the first column of the tables below on Shell Transport has been extracted without material adjustment from the financial information set out in Part XVI of these Listing Particulars.

	Shell Transport
	Balance Sheet
	As at 31 March 2005
	IFRS	IFRS(a)
	(£ million)	($ million)
ASSETS
Non-current assets
Investments:
Available for sale investments	44,023	82,750

	44,023	82,750

Current assets
Accounts receivable	445	836
Cash and cash equivalents	161	303

	606	1,139

Total assets	44,629	83,889

LIABILITIES
Non-current liabilities
Debt	12	23

	12	23
Current liabilities
Accounts payable and accrued liabilities	31	58

	31	58

Total liabilities	43	81

EQUITY
Equity	44,586	83,808

Total liabilities and equity	44,629	83,889

	Shell Transport
	Income Statement
	Quarter ended 31 March
	2005
	IFRS	IFRS(b)
	(£ million)	($ million)
Administrative expenses	(2)	(4)
Net finance costs and other income	553	1,046

Income before taxation	551	1,042
Taxation	—	—

Income for the period	551	1,042

	£	$
Earnings per share(c)
Basic	0.06	0.11
Diluted	0.06	0.11

(a)	This column presents Shell Transport’s financial position in accordance with IFRS, translated into US dollars using the closing exchange rate as at 31 March 2005 ($1 = £0.53).

(b)	This column represents Shell Transport’s income statement in accordance with IFRS, translated into US dollars using the average exchange during the quarter ended 31 March 2005 ($1 = £0.53).

(c)	The basic earnings per share amounts shown are based on the income for the period. The calculation uses a weighted average number of Shell Transport ordinary shares of 9,434,732,591 for the quarter ended 31 March 2005. The earnings per share calculation excludes Shell Transport ordinary shares held by Royal Dutch/ Shell Group companies for share options and other incentive compensation plans.

Diluted earnings per share is based on income for the period. For this calculation, the weighted number of Shell Transport ordinary shares is increased by 20,290,426 for the quarter ended 31 March 2005 to reflect the dilutive effect of potentially issuable shares relating to share option and other incentive compensation plans.

Note 5:     Pro forma adjustments
This column gives effect to the adjustments necessary to reflect the Transaction (including the combination of Royal Dutch Shell, the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport) the Share Redemptions and the incurrence of transaction costs.
Royal Dutch currently owns 60% of the Royal Dutch/ Shell Group and Shell Transport owns 40% and the exchange ratios have been set to give effect to this ownership of their economic interest in the Royal Dutch/ Shell Group. The transactions to give effect to this are the exchange of outstanding Royal Dutch ordinary shares for “A” Shares and “A” ADRs in the Royal Dutch Offer and the cancellation of outstanding Shell Transport ordinary shares and Shell Transport ADRs and issuance of “B” Shares and “B” ADRs in the Scheme of Arrangement. These steps are transactions between entities within the pro forma Royal Dutch Shell combined financial information and are eliminated upon consolidation.

(a)	This adjustment of $206,896 million as at 31 March 2005 reflects the elimination of the investments of Royal Dutch and Shell Transport in the equity of the Royal Dutch/ Shell Group (reflected in the historical accounts of Royal Dutch and Shell Transport) and the elimination of the investment of Royal Dutch and Shell Transport in the equity of Royal Dutch Shell. The corresponding adjustment is to “Total equity”.

(b)	This adjustment of $2,123 million as at 31 March 2005 reflects:

•	the elimination of dividends payable by the Royal Dutch/ Shell Group to Royal Dutch and Shell Transport as at 31 March 2005 of $2,085 million (included within “Dividends payable to Parent Companies” in the Royal Dutch/ Shell Group balance sheet). These dividends due to Royal Dutch and Shell Transport are included within “Accounts receivable” in the balance sheets of Royal Dutch and Shell Transport. The adjustment eliminates the “Accounts receivable” in the Royal Dutch and Shell Transport balance sheets and the offsetting “Dividends payable to Parent Companies” in the Royal Dutch/ Shell Group balance sheet;

•	the elimination of $2 million of expenses prepaid by a Royal Dutch/ Shell Group company on behalf of Shell Transport as at 31 March 2005. The adjustment eliminates within “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Shell Transport balance sheet;

•	the elimination of a $30 million amount payable by Royal Dutch to a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Royal Dutch balance sheet; and

•	the elimination of a $6 million amount payable by Royal Dutch Shell to a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Royal Dutch Shell balance sheet.

(c)	This adjustment of $441 million as at 31 March 2005 reflects:

•	the redemption by Royal Dutch of the Royal Dutch Priority Shares for aggregate consideration of approximately $1 million and the cancellation and repayment by Shell Transport of the Shell Transport First preference shares and Shell Transport Second preference shares for aggregate consideration of approximately $28 million. These amounts will be paid in cash and will reduce “Non-current liabilities debt” by $24 million and “Total equity” by $5 million.

•	the elimination of a $38 million short-term deposit by Royal Dutch with a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Cash and cash equivalents” in the Royal Dutch balance sheet and the offsetting “Current liabilities debt” in the Royal Dutch/ Shell Group balance sheet; and

•	the elimination of a $374 million Royal Dutch Shell short-term deposit held with a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates the “Cash and cash equivalents” in the Royal Dutch Shell balance sheet and the offsetting “Accounts payable and accrued liabilities” in the Royal Dutch/ Shell Group balance sheet.

(d)	This adjustment of $38 million reflects the elimination of a short-term deposit by Royal Dutch with a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Current liabilities debt” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Cash and cash equivalents” in the Royal Dutch balance sheet;

(e)	This adjustment of $346 million as at 31 March 2005, reflects:

•	the estimated costs of the Transaction to be incurred after 31 March 2005 of $66 million. The charge of $66 million has been included as an accrual within “Accounts payable and accrued liabilities” in the balance sheet. The corresponding adjustment is to “Total equity”;

•	the elimination of $2 million of expenses prepaid by a Royal Dutch/ Shell Group company on behalf of Shell Transport as at 31 March 2005. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Shell Transport balance sheet and the offsetting “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet;

•	the elimination of a $30 million amount payable by Royal Dutch to a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Royal Dutch balance sheet and the offsetting “Accounts receivable” in the Royal Dutch/Shell Group balance sheet;

•	the elimination of a $6 million amount payable by Royal Dutch Shell to a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Royal Dutch Shell balance sheet and the offsetting “Accounts receivable” in the Royal Dutch/ Shell Group balance sheet; and

•	the elimination of $374 million Royal Dutch Shell deposited with a Royal Dutch/ Shell Group company as at 31 March 2005. The adjustment eliminates within “Accounts payable and accrued liabilities” in the Royal Dutch/ Shell Group balance sheet and the offsetting “Cash and cash equivalents” in the Royal Dutch Shell balance sheet.

(f)	The adjustment to “Total equity” reflects the elimination of the Royal Dutch and Shell Transport investment in the equity of the Royal Dutch/ Shell Group and the elimination of the investment of Royal Dutch and Shell Transport in the equity of Royal Dutch Shell of $206,896 million as at 31 March 2005, noted in (a) above, the accrual for costs of the Transaction of $66 million noted in (e) above and $5 million for the redemption of the Royal Dutch Priority Shares and the cancellation and repayment of the Shell Transport Preference Shares noted in (c) above.

(g)	This adjustment of $66 million as at 31 March 2005 reflects the estimated costs of the Transaction to be incurred after 31 March 2005.

(h)	This adjustment of $2,605 million as at 31 March 2005 represents the elimination of Royal Dutch’s and Shell Transport’s dividend income from the Royal Dutch/ Shell Group.
Note 6:     IFRS Pro forma combined Royal Dutch Shell
This column in the income statement and balance sheet reflects the Pro forma Combined Income Statement and Balance Sheet of Royal Dutch Shell in accordance with IFRS and presented in US dollars in order to give a better understanding of what the results of operations and financial position of Royal Dutch Shell might have looked like on a combined basis had the Transaction occurred on an earlier date.
Note 7:     Earnings per share
After the Transaction and the exchange of Royal Dutch and Shell Transport shares for Royal Dutch Shell shares, the earnings per share for the shareholders of Royal Dutch and Shell Transport are expected to be equivalent with that for Royal Dutch Shell.

(a)	Earnings per share
Earnings for Royal Dutch, Shell Transport and Royal Dutch Shell (in accordance with IFRS and presented in US dollars) and the number of shares outstanding at 31 March 2005 are as follows:

						Pro forma
						combined
	Royal Dutch	Royal Dutch/			Pro forma	Royal Dutch
	Shell	Shell Group	Royal Dutch	Shell Transport	adjustments	Shell
Earnings ($ million) at 31 March 2005.	1	6,673	1,563	1,042	(2,671)	6,608
Shares outstanding at 31 March 2005.	—	—	2,081,725,000	9,603,350,000	—	6,922,809,999
The unaudited basic and diluted earnings per share for the Royal Dutch Shell on a pro forma combined basis are calculated using net income of $6,608 million at 31 March 2005 and a weighted average number of shares of 6,733,917,672 at 31 March 2005 for the basic earnings per share and 6,751,688,223 at 31 March 2005 for the diluted earnings per share.
The weighted average number of shares outstanding during the quarter ended 31 March 2005 for Royal Dutch Shell is based on the equivalent weighted average number of shares for Royal Dutch and Shell Transport (see Note 7(b) below).

			Pro forma
			combined
			Royal Dutch
	Royal Dutch	Shell Transport	Shell
Average number of shares outstanding during the quarter ended 31 March 2005.	2,011,503,515	9,434,732,591	6,733,917,672
Diluted average number of shares outstanding during the quarter ended 31 March 2005.	2,017,473,735	9,455,023,017	6,751,688,223

	$	$	$
Earnings per share:
Basic	0.78	0.11	0.98
Diluted	0.77	0.11	0.98

(b)	Calculation of weighted average number of shares
The weighted average number of shares is based on outstanding shares, after deduction of shares held by Royal Dutch/ Shell Group companies in respect of stock options and other incentive compensation plans, assuming the Royal Dutch and Shell Transport shares relating to share options schemes will be exchanged 100% and at the agreed ratio of 1:2 and 1:0.287333066, respectively, as under the terms of the Transaction. For the purpose of the calculation, shares repurchased under the Royal Dutch and Shell Transport buyback programs are deemed to have been cancelled on the purchase date.
Diluted earnings per share are based on the same net income figures. For this calculation the weighted average number of Royal Dutch and Shell Transport shares that would have been exchanged at the agreed ratios is increased by 17,770,551 at 31 March 2005 for the dilutive effect of potentially issuable shares relating to share options plans.

Note 8:     Reconciliation between International Financial Reporting Standards and US GAAP
Royal Dutch Shell has adopted IFRS in 2005.
The following tables provide a summary of adjustments between IFRS and US GAAP for Royal Dutch Shell on an unaudited condensed pro forma combined basis as at and for the quarter ended 31 March 2005. There are no differences for Royal Dutch, Shell Transport or Royal Dutch Shell between IFRS and US GAAP which would require a pro forma adjustment for Royal Dutch Shell.

					Total
			Financial		US GAAP
	Employee benefits(a)	Impairments(b)	instruments(c)	Other(d)	adjustments
	$ million
ASSETS
Non-current assets
Property, plant and equipment	—	519	—	(147)	372
Intangible assets	349	—	—	(21)	328
Investments:
equity accounted investments	100	(609)	—	134	(375)
available for sale investments	—	—	—	—	—
financial assets	—	—	(513)	48	(465)
Deferred tax	(994)	(12)	1	224	(781)
Other	5,552	—	—	187	5,739

	5,007	(102)	(512)	425	4,818

Current assets
Inventories	—	—	—	—	—
Accounts receivable	—	—	(78)	(29)	(107)
Cash and cash equivalents	—	—	—	—	—

	—	—	(78)	(29)	(107)

Total assets	5,007	(102)	(590)	396	4,711

LIABILITIES
Non-current liabilities
Debt	—	—	(11)	(230)	(241)
Deferred tax	1,491	107	(13)	272	1,857
Other provisions	(1,342)	—	—	(1,460)	(2,802)
Other	—	—	—	1,471	1,471

	149	107	(24)	53	285

Current liabilities
Debt	—	—	—	26	26
Accounts payable and accrued liabilities and provisions	(54)	—	(30)	(51)	(135)
Taxes payable	—	—	—	—	—
Dividends payable to Parent Companies	—	—	—	—	—

	(54)	—	(30)	(25)	(109)

Total liabilities	95	107	(54)	28	176

EQUITY
Group equity	4,892	(209)	(536)	386	4,533

Minority interests	20	—	—	(18)	2

Total equity	4,912	(209)	(536)	368	4,535

Total liabilities and equity	5,007	(102)	(590)	396	4,711

	Discontinued
	operations and		Total
	reclassifications		US GAAP
	adjustment (e)	Other(d)	adjustments
	$ million
Sales proceeds	(233)	(58)	(291)
Less: Sales taxes, excise duties and similar levies	45	—	45

Revenue	(188)	(58)	(246)
Cost of sales	(240)	40	(200)

Gross profit	(428)	(18)	(446)
Selling and distribution expenses	29	48	77
Administrative expenses	—	25	25
Exploration	—	—	—
Research and development	(93)	—	(93)
Share of profit of equity accounted investments	1,062	29	1,091
Net finance costs and other income	(49)	17	(32)

Income before taxation	521	101	622
Taxation	(1,113)	85	(1,028)

Income from continuing operations	(592)	186	(406)
Income from discontinued operations	592	—	592

Income for the period	—	186	186

Attributable to minority interests	—	(60)	(60)
Cumulative effect of a change in accounting policy	—	554	554
Income for the period attributable to equity holders	—	680	680

The significant changes affecting the pro forma balance sheet at 31 March 2005 and the income statement for the quarter ended 31 March 2005 are described below.
For US GAAP purposes, the Royal Dutch/ Shell Group changed its presentation of incorporated joint ventures, in which the Group has a liability proportionate to its interest. Previously the joint ventures were proportionately consolidated. As of 1 January 2005, these ventures are presented as equity accounted investments. This change has no impact on total equity or income.
From the same date, the Group changed its US GAAP accounting policy for major inspection costs. Previously such costs were expensed as incurred. From 1 January 2005 such costs are capitalised and are amortised to income over the period until the next planned major inspection. The cumulative effect of the change of policy ($554 million) has been included in US GAAP net income for the quarter ended 31 March 2005.
Consequently, the related reconciling items between IFRS and US GAAP that existed at 31 March 2004 and at 31 December 2004 do not exist at 31 March 2005.
(a) Employee benefits
Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million. The resulting increase in equity under US GAAP at 31 March 2005 is $4,912 million.
Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward.
(b) Impairments
Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Under US GAAP, impairments are not reversed. Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income.
(c)  Financial instruments
From 1 January 2005, certain unquoted equity securities are recognised at fair value under IFRS, compared with recognition at cost under US GAAP. This change in accounting has no impact on the timing of recognition of income arising from these investments. From the same date, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised at fair value under IFRS.
(d)  Other adjustments
Other reconciling items include: the reclassification between line item allocations under IFRS which do not affect equity compared with that shown under US GAAP; differences arising from cumulative currency translation differences; other differences arising from IAS 12 Income Taxes and IAS 17 Leases.
(e)  Discontinued operations and reclassifications
The definition of activities classified as discontinued operations under IFRS differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2005 under US GAAP are included within continuing operations under IFRS.
Reclassifications are differences in line item allocations under IFRS which do not affect income compared with US GAAP. These mainly comprise the impact of reporting accretion expense on asset retirement obligations as net finance costs rather than as cost of sales, and research and development within cost of sales.

REPORT ON UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION FROM KPMG AUDIT PLC AND PRICEWATERHOUSECOOPERS LLP
The following is the text of a report on the unaudited pro forma combined financial information as at and for the three months ended 31 March 2005 by KPMG Audit Plc and PricewaterhouseCoopers LLP, joint reporting accountants:
The Directors
Royal Dutch Shell plc
Shell Centre
London, SE1 7NA
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London, E14 5LB
NM Rothschild & Sons Limited
New Court
St. Swithin’s Lane
London, EC4P 4DU
19 May 2005
Dear Sirs
Royal Dutch Shell plc (the “Company”)
We report on the unaudited pro forma combined financial information set out in Part XVIII of the Company’s Listing Particulars dated 19 May 2005, which has been prepared, for illustrative purposes only, to provide information about how the proposed transaction in which the Company will become the holding company of Royal Dutch and Shell Transport together with the redemption of the Royal Dutch Priority Shares and the repurchase and cancellation of the Shell Transport Preference Shares might have affected the unaudited combined financial information presented.
Note 8 of the unaudited pro forma combined financial information (the ‘reconciliation’) has been prepared for illustrative purposes only to provide an illustration of the material adjustments which would be required to the unaudited condensed pro forma combined income statement for the three month period ended and as at 31 March 2005 and to the unaudited condensed pro forma combined balance sheet at 31 March 2005 prepared in accordance with the accounting policies the Company currently intends to adopt in its 2005 financial statements under International Financial Reporting Standards (“IFRS”), to restate the information in accordance with the United States Generally Accepted Accounting Principles (“US GAAP”) accounting policies of the Company.

Responsibilities
It is the responsibility solely of the directors of the Company to prepare the pro forma combined financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (including the reconciliation).
It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma combined financial information (including the reconciliation) and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma combined financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.
Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board of the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma combined financial information with the directors of the Company.
Our work has not been carried out in accordance with auditing or other standards generally accepted in the United States of America, The Netherlands or any other territory and accordingly should not be relied upon as if it had been carried out in accordance with those standards.
Opinion
In our opinion:

•	the unaudited pro forma combined financial information has been properly compiled on the basis set out therein;

•	such basis is consistent with the IFRS accounting policies of the Company;

•	the adjustments are appropriate for the purposes of the unaudited pro forma combined financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority; and

•	the reconciliation has been properly compiled on the basis set out therein, and the reconciling items are appropriate for the purpose of presenting the unaudited pro forma combined financial information for the three month period ended and as at 31 March 2005 on a basis consistent in all material respects with the US GAAP accounting policies of the Company.
Yours faithfully
KPMG Audit Plc
Chartered Accountants
PricewaterhouseCoopers LLP
Chartered Accountants

PART XIX

LITIGATION

Except as set out below, no member of the RDS Group is engaged in or, so far as Royal Dutch Shell is aware, has pending or threatened, any governmental, legal or arbitration proceedings which (i) may have a significant effect on the financial position or profitability of the RDS Group or (ii) have had in the recent past (covering the 12 months preceding the date of these Listing Particulars), a significant effect on the financial position or profitability of Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group as though they were one group (“Litigation”).
The information contained in paragraphs 1 to 4 of this Part XIX has been extracted without material amendment from the Form 6-K of Royal Dutch and Shell Transport furnished to the SEC on 9 May 2005.
There has been no material change in respect of any Litigation between 9 May 2005 and 13 May 2005 (the last practicable date prior to the publication of these Listing Particulars).

1.	Alleged ground water contamination
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of 9 May 2005, there were approximately 66 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). Although a majority of these cases do not specify the amount of monetary damages sought, some include specific damage claims collectively against all defendants. While the aggregate amounts claimed against all defendants for actual and punitive damages in such suits could be material to the financial statements if they were ultimately recovered against SOC alone rather than apportioned among the defendants, management of the Group considers the amounts claimed in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below.
The reasons for this determination can be summarised as follows:

•	While the majority of the cases have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York, there are many cases pending in other jurisdictions throughout the U.S. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Consequently, management of the Group does not have sufficient information to assess the facts underlying the plaintiffs’ claims; the nature and extent of damages claimed, if any; the reasonableness of any specific claim for money damages; the allocation of potential responsibility among defendants; or the law that may be applicable. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation. For example, it has not been established whether the use of oxygenates mandated by the 1990 amendments to the Clean Air Act can give rise to a products liability based claim. While some trial courts have held that it cannot, other courts have left the question open or declined to dismiss claims brought on a products liability theory. Other examples of unresolved legal questions relate to the applicability of federal preemption, whether a plaintiff may recover damages for alleged levels of contamination significantly below state environmental standards, and whether a plaintiff may recover for an alleged threat to groundwater before detection of contamination.

•	There are also significant unresolved legal questions relating to whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined. For example, some courts have held that for certain types of product liability claims, punitive damages are not available. It is not known whether that rule of law would be applied in some or all of the pending oxygenate additive cases. Where specific claims for damages have been made, punitive damages represent in most cases a majority of the total amounts claimed.

•	There are significant issues relating to the allocation of any liability among the defendants. Virtually all of the oxygenate additives cases involve multiple defendants including most of the major participants in the retail gasoline marketing business in the regions involved in the pending cases. The basis on which any potential liability may be apportioned among the defendants in any particular pending case cannot yet be determined.

For these reasons, management of the Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation; however, management of the Group does not currently believe that the outcome of the oxygenate-related litigation pending as of 9 May 2005 will have a material impact on the Group’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

2.	Alleged exposure to DBCP
A $490 million judgment in favour of 466 plaintiffs in a consolidated matter that had once been nine individual cases was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364 for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP) — a pesticide manufactured by SOC prior to 1978. This special law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP. The statute also provides that unless a deposit (calculated as described below) of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims would be submitted to the US courts. In SOC’s case the deposit would have been between $19 million and $20 million (based on an exchange rate between 15 and 16 cordobas per US dollar). SOC chose not to make this deposit. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgment against SOC and the other defendants. Further, SOC was not afforded the opportunity to present any defences in the Nicaraguan court, including that it was not subject to Nicaraguan jurisdiction because it had neither shipped nor sold DBCP to parties in Nicaragua. At this time, SOC has not completed the steps necessary to perfect an appeal in Nicaragua and, as described below, the Nicaraguan claimants have sought to enforce the Nicaraguan judgment against SOC in the U.S. and in Venezuela. SOC does not have any assets in Nicaragua. In 2003, an attempt by the plaintiffs to enforce the Nicaraguan judgment described above in the United States against Shell Chemical Company and purported affiliates of the other named defendants was rejected by the U.S. District Court for the Central District of California, which decision is on appeal before the Ninth Circuit Court of Appeals. Enforcement of the Nicaraguan judgment was rejected because of improper service and attempted enforcement against non-existent entities or entities that were not named in the Nicaraguan judgment. Thereafter, SOC filed a declaratory judgment action seeking ultimate adjudication of the non-enforceability of this Nicaraguan judgment in the U.S. District Court for the Central District of California. This district court denied motions filed by the Nicaraguan claimants to dismiss SOC claims that Nicaragua does not have impartial tribunals, the proceedings violated due process, the relationship between SOC and Nicaragua made the exercise of personal jurisdiction unreasonable, and Special Law 364 is repugnant to U.S. public policy because it violates due process. A finding in favour of SOC on any of these grounds will result in a refusal to recognize and enforce the judgment in the United States. Several requests for Exequatur were filed in 2004 with the Tribunal Suprema de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgments. The petitions imply that judgments can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgment nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Suprema de Justicia. As of 9 May 2005, five additional Nicaraguan judgments had been entered in the collective amount of approximately $226.5 million in favor of 240 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgment described above. Additional judgments are anticipated (including a suit seeking more than $3 billion). It is the opinion of management of the Group that the above judgments are unenforceable in a U.S. court, as a matter of law, for the reasons set out in SOC’s declaratory judgment action described above. No financial provisions have been established for these judgments or related claims.

3.	Product liability
Since 1984, SOC has been named with others as a defendant in numerous product liability cases, including class actions, involving the failure of residential plumbing systems and municipal water distribution systems constructed with polybutylene plastic pipe. SOC fabricated the resin for this pipe while the co-defendants fabricated the raw materials for the pipe fittings. As a result of two class action settlements in 1995, SOC and the co-defendants agreed on a mechanism to fund until 2009 the settlement of most of the residential plumbing claims in the United States. Financial provisions have been taken by SOC for its settlement funding needs anticipated at this time. Additionally, claims that are not part of these class action settlements or that challenge these settlements continue to be filed primarily involving alleged problems with polybutylene pipe used in municipal water distribution systems. It is the opinion of management of the Group that exposure from this other polybutylene litigation pending as of 9 May 2005, is not material. Management of the Group cannot currently predict when or how all polybutylene matters will be finally resolved.

4.	Recategorisation of reserves
In connection with the recategorisation of certain hydrocarbon reserves that occurred in 2004, a number of putative shareholder class actions were filed against Royal Dutch, Shell Transport, Managing Directors of Royal Dutch during the class period, Managing Directors of Shell Transport during the class period and the external auditors for Royal Dutch, Shell Transport and the Group. These actions were consolidated in the United States District Court in New Jersey and a consolidated complaint was filed in September 2004. The parties are awaiting a decision with respect to defendants’ motions to dismiss asserting lack of jurisdiction with respect to the claims of non-United States shareholders who purchased on non-United States securities exchanges and failure to state a claim. Merits discovery has not begun. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motions to dismiss on lack of jurisdiction and failure to state a claim. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Royal Dutch and Shell Transport shares during the relevant class period. Accordingly, based on the current status of the litigation, management of the Group is unable to estimate a range of possible losses or any minimum loss. Management of the Group will review this determination as the litigation progresses.
Also in connection with the hydrocarbon reserves recategorisation, putative shareholder class actions were filed on behalf of participants in various Shell Oil Company qualified plans alleging that Royal Dutch, Shell Transport and various current and former officers and directors breached various fiduciary duties to employee participants imposed by the Employee Retirement Income Security Act of 1974 (ERISA). These suits were consolidated in the United States District Court in New Jersey and a consolidated class action complaint was filed in July 2004. Defendants’ motions to dismiss have been fully briefed. Some document discovery has taken place. The case is at an early stage and subject to substantial uncertainties concerning the outcome of the material factual and legal issues relating to the litigation, including the pending motion to dismiss and the legal uncertainties with respect to the methodology for calculating damage, if any, should defendants become subject to an adverse judgment. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. No financial provisions have been taken with respect to the ERISA litigation.
The reserves recategorisation also led to the filing of shareholder derivative actions in June 2004. The four suits pending in New York state court, New York federal court and New Jersey federal court demand Group management and structural changes and seek unspecified damages from current and former members of the Boards of Directors of Royal Dutch and Shell Transport. The suits are in preliminary stages and no responses are yet due from defendants. The Group is in settlement discussions with counsel for plaintiffs, which it hopes will lead to a successful resolution of the case without the need for further litigation. Because any money “damages” in the derivative actions would be paid to Royal Dutch and Shell Transport, management of the Group does not believe that the resolution of these suits will have a material adverse effect on the Group’s financial condition or operating results.
The United States Securities and Exchange Commission (SEC) and UK Financial Services Authority (FSA) issued formal orders of private investigation in relation to the reserves recategorisation which Royal Dutch and Shell Transport resolved by reaching agreements with the SEC and the FSA. In connection with the agreement with the SEC, Royal Dutch and Shell Transport consented, without admitting or denying the SEC’s findings or conclusions, to an administrative order finding that Royal Dutch and Shell Transport violated, and requiring Royal Dutch and Shell Transport to cease and desist from future violations of, the antifraud, reporting, recordkeeping and internal control provisions of the US Federal securities laws and related SEC rules, agreed to pay a $120 million civil penalty and undertook to spend an additional $5 million developing a comprehensive internal compliance program. In connection with the agreement with the FSA, Royal Dutch and Shell Transport agreed, without admitting or denying the FSA’s findings or conclusions, to the entry of a Final Notice by the FSA finding that Royal Dutch and Shell Transport breached market abuse provisions of the UK’s Financial Services and Markets Act 2000 and the Listing Rules made under it and agreed to pay a penalty of £17 million. The penalties from the SEC and FSA and the additional amount to develop a comprehensive internal compliance program have been paid by Group companies and fully included in the Income Statement of the Group for the year 2004. The United States Department of Justice has commenced a criminal investigation, and Euronext Amsterdam, the Dutch Authority for the Financial Markets and the California Department of Corporations are investigating the issues related to the reserves recategorisation. Management of the Group cannot currently predict the manner and timing of the resolution of these pending matters and is currently unable to estimate the range of reasonably possible losses from such matters.
Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business.
The operations and earnings of Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous people, in the countries in which they operate. The industries in which Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

PART XX
FURTHER DETAILS OF THE TRANSACTION
1.     Detailed background of the Transaction
This paragraph 1 has been extracted from the US Registration Statement, although it has been amended to include information relevant to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs.
1.1    Historical and current organisation

Since they entered into a scheme of amalgamation dated 12 September 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they combined their interests in the oil industry, Royal Dutch has owned 60 per cent. of the Royal Dutch/ Shell Group and Shell Transport has owned 40 per cent. of the Royal Dutch/ Shell Group. All operating activities have been conducted through the Royal Dutch/ Shell Group.
Currently, the corporate and management structure of Royal Dutch and Shell Transport and the Royal Dutch/ Shell Group consists of:

•	two publicly-held parent companies, Royal Dutch and Shell Transport, which do not conduct operational activities; and

•	the Royal Dutch/ Shell Group, which consists of (i) two Royal Dutch/ Shell Group holding companies, Shell Petroleum N.V., a Dutch company, and The Shell Petroleum Company Limited, a company incorporated in England and Wales, and (ii) the subsidiary service and operating companies of the Royal Dutch/ Shell Group holding companies, which together conduct operations in more than 140 countries and territories worldwide.
Royal Dutch and Shell Transport share in the aggregate net assets and in the aggregate dividends and interest received from the Royal Dutch/ Shell Group holding companies in the ratio of 60:40.
Royal Dutch is entitled to have its nominees elected as a majority of the members of the boards of directors of the Royal Dutch/ Shell Group holding companies, and Shell Transport is entitled to have its nominees elected as a minority of the members of the boards of directors of the Royal Dutch/ Shell Group holding companies.
(a)    Royal Dutch
Royal Dutch is managed by the three-person Royal Dutch Board of Management, consisting exclusively of (executive) managing directors, which is supervised by the seven-person Royal Dutch Supervisory Board, consisting exclusively of (non-executive) supervisory directors. The Royal Dutch Board of Management is charged with the day-to-day management of Royal Dutch. The Royal Dutch Supervisory Board is not involved in the day-to-day management of Royal Dutch, but is charged with the supervision of the policies of the Royal Dutch Board of Management and the general course of affairs of Royal Dutch, and further advises the Royal Dutch Board of Management.
The principal trading markets for Royal Dutch Shares are Euronext Amsterdam and the New York Stock Exchange.
(b)    Shell Transport
The Shell Transport Board comprises 11 directors, nine of whom are non-executive directors and two of whom are executive directors (known as Managing Directors).
Managing Directors are appointed by the Shell Transport Board from among its members. The Shell Transport Board has overall responsibility for the management of Shell Transport. It meets on a regular basis and has a formal schedule of matters reserved to it. These include such matters as approving the annual report and accounts, dividends, material contracts, the approval of new appointments to the Shell Transport Board and changes to the relationship between Shell Transport and Royal Dutch.
The principal trading market for Shell Transport Ordinary Shares is the market for listed securities of the London Stock Exchange. Shell Transport ADRs are listed on the New York Stock Exchange.
(c)    Conference
The Royal Dutch Supervisory Board and the Royal Dutch Board of Management on the one hand, and the Shell Transport Board on the other, do not have any directors in common. However, all of the directors frequently meet together during the year as a group which is called the Conference. The purpose of the Conference is to receive information from the Executive Committee about major developments within the Royal Dutch/ Shell Group and to discuss reviews and reports on the business and plans of the Royal Dutch/ Shell Group.
(d)    Executive Committee
The current Executive Committee, a joint committee established by the boards of the two Royal Dutch/ Shell Group holding companies, consists of the Managing Directors of the two Royal Dutch/Shell Group holding companies (the Executive Committee is the successor to, and replaced, the Committee of Managing Directors on 28 October 2004). The Executive Committee advises Royal Dutch and Shell Transport on investment in Royal Dutch/ Shell Group companies and on the exercise of shareholder rights in these companies. The Executive Committee guides the Royal Dutch/ Shell Group by providing strategic direction, support and appraisal to Royal Dutch/ Shell Group businesses. The Executive Committee is chaired by a Chief Executive and is subject to the supervision of the Royal Dutch Supervisory Board and the Shell Transport Board. Each member of the current Executive Committee is also a member of either the Royal Dutch Board of Management or the Shell Transport Board. After Completion, the current Executive Committee will no longer exist. The current members, who will be the executive directors of Royal Dutch Shell, will be the members of the Royal Dutch Shell Executive Committee. References in these Listing Particulars to the Executive Committee relating to the period after Completion are references to the Executive Committee of Royal Dutch Shell.
1.2    Announcements
On 5 March 2004 and 18 March 2004, Royal Dutch and Shell Transport announced that they would be undertaking a review of the overall governance of the Royal Dutch/ Shell Group, including the composition and operation of the Royal Dutch Boards, the Shell Transport Board and the boards of the Royal Dutch/ Shell Group holding companies. On 19 April 2004, Royal Dutch and Shell Transport further announced that in light of the report dated 31 March 2004 of Davis Polk & Wardwell to the Royal Dutch/ Shell Group Audit Committee, which had addressed the facts and circumstances of the reserves recategorisation and led to the adoption of certain remedial actions by Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group, Royal Dutch and Shell Transport had decided to accelerate the review of the governance and overall structure of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group. The remedial actions adopted by Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group included:

•	establishing a global reserves committee;

•	revising the Royal Dutch/ Shell Group reserves guidelines to comply with applicable SEC requirements;

•	training approximately 3,000 staff members in the revised guidelines;

•	overhauling the offices, and clarifying the roles and responsibilities, of the Royal Dutch/ Shell Group reserves coordinator and Royal Dutch/ Shell Group reserves auditor;

•	removing reserves bookings from performance scorecards for calculating bonuses;

•	improving visibility and accounting of reserves issues by senior management and directors;

•	enhancing the accountability of business unit CFOs to the Royal Dutch/ Shell Group CFO, the role of the Royal Dutch/ Shell Group legal counsel and of the disclosure committee;

•	strengthening lines of responsibility for reserves reporting;

•	reducing job rotation;

•	revising the Royal Dutch/ Shell Group’s document retention policy; and

•	promoting communications and compliance.
The report of Davis Polk & Wardwell, and the remedial actions adopted by Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group, are discussed in detail in Part IX of these Listing Particulars.
1.3    Sequence of events
On 28 April 2004, the Steering Group was formed by Royal Dutch and Shell Transport to review the structure and overall governance of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group. In forming the Steering Group and establishing its terms of reference, the Royal Dutch Boards and the Shell Transport Board noted that it would be desirable to explore options for changes to the corporate governance of the Royal Dutch/ Shell Group with a view to (i) simplifying the Royal Dutch Boards and the Shell Transport Board and Royal Dutch/ Shell Group executive management and the perception thereof; (ii) improving decision-making processes at Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group holding companies; and (iii) enhancing effective leadership for the Royal Dutch/ Shell Group as a whole. It was noted that any model for structural change would be tested against the status quo. Under the Steering Group’s terms of reference, it was asked to consider: (i) how to simplify the Royal Dutch Boards, the Shell Transport Board and the boards of the Royal Dutch/ Shell Group holding companies and the management structures of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group; (ii) how decision-making processes and accountability could be improved; and (iii) ways in which effective leadership for Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group as a whole could be enhanced. The Steering Group was chaired by Lord Kerr of Kinlochard and its members were Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer. Messrs. Van den Bergh and Van der Veer and Jonkheer Aarnout Loudon are directors of Royal Dutch while Lord Kerr and Sir Peter Job are directors of Shell Transport. On 17 June 2004, Royal Dutch and Shell Transport publicly announced the formation of the Steering Group, its members and its terms of reference.
The Steering Group was assisted by the Working Group of senior finance, accounting and legal personnel from the Royal Dutch /Shell Group. The Steering Group and the Working Group received legal advice from Slaughter and May, De Brauw and Cravath on matters concerning English, Dutch and US law, respectively. As described below, the Steering Group also received certain corporate finance advice from Citigroup and Rothschild. As also described below, the Royal Dutch Supervisory Board and Royal Dutch Board of Management separately engaged ABN AMRO as their financial adviser and the Shell Transport Board separately engaged Deutsche Bank as its independent financial adviser.
As outlined above, the Steering Group comprised directors of Royal Dutch and Shell Transport. In accordance with its terms of reference from Royal Dutch and Shell Transport, the Steering Group, with the assistance of the Working Group and financial advisers appointed to assist the Steering Group and Royal Dutch’s and Shell Transport’s external legal advisers, developed and evaluated alternatives that it then presented to the Royal Dutch Boards and the Shell Transport Board for their consideration and evaluation at both joint and separate meetings of the directors of Royal Dutch and Shell Transport. (These alternatives are discussed in the paragraphs that follow). In that process the Royal Dutch Boards had the assistance of separate financial advisers appointed by the Royal Dutch Boards for the purpose and the Shell Transport Board had the assistance of separate financial advisers appointed by the Shell Transport Board for the purpose, as well as the legal advisers of Royal Dutch and Shell Transport. Royal Dutch and Shell Transport did not engage in separate negotiations with each other over the terms of the Transaction outside of that process.
Between 28 April 2004 and June 2004, the Steering Group, the Working Group and the legal advisers met several times to discuss possible alternatives to the current structure and overall governance arrangements that might merit further consideration. The Steering Group initially considered three groups of possible revised structures: those that altered the Royal Dutch/ Shell Group’s internal structure to create a single intermediate holding company for the Royal Dutch/ Shell Group, without affecting the relationship of Royal Dutch and Shell Transport with each other, those that would modify the existing arrangements between Royal Dutch and Shell Transport to obtain greater economic unity at parent company level and those that would result in there being a single new holding company for Royal Dutch and Shell Transport. While the alternative of revising the Royal Dutch/ Shell Group’s internal structure had the advantages of being fairly straightforward to implement and an enhancement of internal accountability (by interposing a single intermediate holding company for governance of the Royal Dutch/ Shell Group over the current two intermediate holding companies), the Steering Group concluded that the formation of a new single intermediate holding company under Royal Dutch and Shell Transport would not address as many of the objectives outlined above as would be desirable, in particular because it would not change the fact that each parent company has a separate board of directors. Accordingly, following its preliminary review, the Steering Group focused on two principal groups of alternatives: (i) structures in which modifications would be made to the existing arrangements between Royal Dutch and Shell Transport (“enhanced dual-listed company structures”); and (ii) structures in which Royal Dutch and Shell Transport as parent companies would be replaced by a single publicly traded entity (“single parent company structures”).
During the first few weeks of July 2004, the Steering Group met with several potential financial advisers and pursuant to an engagement letter dated 27 July 2004, Citigroup and Rothschild were retained by Shell International Limited to provide certain corporate finance advice in connection with the governance and structure review. For important information regarding the nature of the corporate finance advice provided by Citigroup and Rothschild, please refer to “Note regarding corporate finance advice of Citigroup and Rothschild” below.
Thereafter, the Steering Group met with members of the Working Group, representatives of Citigroup and Rothschild and the legal advisers several times. Among other things, the Steering Group sought advice on where a single parent company should be incorporated and tax resident, taking into account differences in corporate legal requirements, taxation of shareholders and of Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group, index inclusion and listing requirements. An evaluation of these factors led the Steering Group to conclude that if a single parent company alternative were to be implemented, it would recommend a UK-incorporated, Dutch-headquartered and tax resident parent company. The Steering Group was advised that the use of a UK-incorporated entity should allow its shares to be included in the FTSE All-Share and FTSE 100 stock indices (although confirmation of this would need to be obtained), which are widely tracked indices that today include Shell Transport Ordinary Shares, although it would also likely result in the exclusion of the shares from less widely followed Eurozone indices, which generally exclude companies incorporated in the UK. The Steering Group was also advised that a single parent company structure could be constructed in such a way that the use of a Dutch tax resident entity should result in a structure that would be broadly tax neutral to the Royal Dutch/ Shell Group, and, following completion, would be tax neutral to Royal Dutch Shareholders, although it would result in an adverse change in the tax treatment of dividends received by former Shell Transport Shareholders, unless a dividend access mechanism could be used to allow former Shell Transport Shareholders to receive UK source dividends. The Steering Group was also advised that the corporate legal requirements and listing requirements would be broadly similar to those affecting Royal Dutch and Shell Transport and Royal Dutch Shareholders and Shell Transport Shareholders. The Steering Group also solicited advice from Citigroup and Rothschild on the considerations that could inform an eventual determination by the Royal Dutch Boards, on the one hand, and the Shell Transport Board, on the other hand, of the exchange ratio to be used in a single parent company structure.
The Steering Group was advised by De Brauw that the implementation of a single parent company structure would require an exchange offer because a merger transaction would not be available under applicable Dutch law. A shareholder vote would also be likely to be required to approve any implementation agreement. Since an exchange offer would involve the individual participation of each shareholder, the Steering Group was further advised that there would be likely to be some Royal Dutch Shareholders remaining immediately after the Transaction. The Steering Group was advised by Slaughter and May that the implementation of a single parent company structure could be accomplished by a scheme of arrangement under applicable English law, which would result in the cancellation of all of the existing Shell Transport Ordinary Shares if it were approved by the requisite shareholder vote and by the High Court. The Steering Group was advised by Cravath that the implementation of an exchange offer would require compliance with the US tender offer rules and registration of the shares to be issued under the US Securities Act, and US Exchange Act, and that implementation of a scheme of arrangement should not be subject to the US tender offer rules and should be entitled to an exemption from registration under the Securities Act and the US Exchange Act.
The Steering Group also asked the legal advisers and representatives of Citigroup and Rothschild to consider the feasibility of certain changes to the enhanced dual-listed company structures under consideration, in light of the features that had been adopted in dual-listed company structures formed in recent years, including (i) dividend equalisation, (ii) pooled voting at the shareholder level on most matters, which would result in, among other things, common boards of directors, and (iii) cross-guarantees by each of Royal Dutch and Shell Transport of certain contractual obligations of each other. The Steering Group also asked the US legal advisers to consider the tax issues related to the potential tax treatment of share-for-share acquisitions if an enhanced dual-listed company structure was implemented.
On 5 August 2004, the Steering Group met together with members of the Working Group, the legal advisers and representatives from Citigroup and Rothschild. The Steering Group was advised that in order to implement a dividend access mechanism for a single parent company structure, it would be necessary to discuss the proposed mechanism with the Dutch Revenue Service and they would need to find it acceptable. The necessary confirmation about the treatment of the dividend access mechanism was obtained on 26 October 2004, after a number of meetings with the Dutch Revenue Service. At the 5 August 2004 meeting, the Steering Group also received preliminary advice that the existing structure or an enhanced dual-listed company structure would present certain significant issues under US tax law that would likely make it difficult or impossible in many cases to ensure that stock-for-stock acquisitions would be tax free in the US, while a single parent company structure would not generally present these problems.
Between 5 August 2004 and the first week of September 2004, the Steering Group met several times with members of the Working Group and the legal advisers and representatives of Citigroup and Rothschild. During this period, the Steering Group received confirmation of the preliminary US tax advice it had received on 5 August 2004. Members of the Working Group and the legal advisers also met with representatives of PricewaterhouseCoopers LLP and KPMG Accountants N.V. to discuss the accounting treatment of each of the two possible structures.
Beginning in September 2004, ABN AMRO began to act as independent financial adviser to Royal Dutch and Deutsche Bank began to provide independent financial advice to Shell Transport.
The directors of Royal Dutch and Shell Transport met jointly on 7 September 2004 together with members of the Working Group and representatives of Citigroup and Rothschild. The directors of Royal Dutch and Shell Transport received a report from the Steering Group on the status of the two structures under consideration, including a summary of the advice received by the Steering Group over the preceding two months, as described above. The directors of Royal Dutch and Shell Transport reviewed in detail draft governance documents recommended by the Steering Group, including draft descriptions of the roles and responsibilities of the non-executive Chairman, Chief Executive, the Company Secretary and other principal officers, as well as the executive committee. The directors of Royal Dutch and Shell Transport also received a recommendation from the Steering Group that in either structure the board should initially consist of 10 non-executive directors and five executive directors. This recommendation allowed for the initial non-executive directors to consist of six former members of the Royal Dutch Boards and four members of the Shell Transport Board, thereby reflecting the current 60:40 ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport, without mandating that such relationship be maintained in the future. This recommendation of five executive directors would ensure the continuity of responsibility of the current Managing Directors of Royal Dutch and Managing Directors of Shell Transport. During this meeting, Citigroup and Rothschild noted that the exchange ratio in certain precedent transactions in which dual-listed company structures had been combined generally had reflected the percentage ownership by each company of the combined business prior to the transaction. In addition, Citigroup and Rothschild reviewed the existing economic relationship between Royal Dutch and Shell Transport and discussed the fact that, if a single parent company structure were to be implemented, an exchange ratio that reflected the existing economic relationship would be likely to be preferable to both Royal Dutch and Shell Transport. Citigroup and Rothschild’s analysis in this regard included a comparison of the effectiveness and validity of arguments that could be made by either Royal Dutch or Shell Transport in favour of and against a control premium for the shares of either Royal Dutch or Shell Transport, as well as possible shareholder and market reactions to a structure that altered the existing economic relationship between Royal Dutch and Shell Transport. In this respect, Citigroup and Rothschild identified arguments that could be made by either Royal Dutch or Shell Transport in favour of (such as, (i) in the case of Royal Dutch, compensation for dilution of the voting power of the Royal Dutch Shareholders in the election of members of the Royal Dutch Board of Management and the Royal Dutch Supervisory Board and indirectly in the election of the Royal Dutch/ Shell Group’s holding companies’ directors; and (ii) in the case of Shell Transport, compensation for loss of control of Shell Transport) and against (such as (i) the fact that potentially relevant precedent transactions did not include such a control premium; (ii) the fact that none of the boards were believed to be likely to accept a discount; and (iii) the fact that the payment of a premium could affect the appropriate accounting for a transaction) a control premium for each of Royal Dutch’s and Shell Transport’s shares, as well as possible shareholder and market reactions to a structure that altered the existing economic relationship between Royal Dutch and Shell Transport. It was also acknowledged that the feasibility of dividend access for former Shell Transport Shareholders was a significant issue for any single parent company structure.
During the following weeks, the Steering Group met several times with members of the Working Group and the legal advisers and representatives of Citigroup and Rothschild. At these meetings, the Steering Group considered, among other things:

•	the location and role of the headquarters of a single parent company (The Netherlands was considered the most appropriate location for the headquarters of the new parent company given the large proportion of the Royal Dutch/Shell Group’s central functions that were already based in The Hague. Having a headquarters in The Hague was also consistent with the goal of achieving tax neutrality);

•	arrangements for annual general meetings of shareholders (in the case of a single parent company structure, it was considered appropriate for these meetings normally to be held in the headquarters city, which would be The Hague);

•	the country of incorporation of the new single parent company (in order to capture the anticipated benefits of FTSE indexation, it would be necessary for the new parent company to be incorporated in the UK);

•	listing of the new shares (since the new parent company would be incorporated under English law it could only achieve a listing in both London and Amsterdam, as well as New York, by having a primary listing for all classes of shares on the London Stock Exchange and additional listings on Euronext Amsterdam and the NYSE);

•	issues surrounding the implementation of an ADR programme (the Steering Group was advised that ADRs offered no discernable disadvantages for investors versus New York registered shares);

•	the name for a single parent company (it was considered desirable for a single parent company to be named Royal Dutch Shell, and the Steering Group was advised that necessary UK and Dutch approvals had been obtained to use that name);

•	the accounting treatment of the transaction structures under consideration (the Steering Group was advised on the effects that fair value accounting would have and also advised that the issue of the appropriate accounting was still under review); and

•	the feasibility of a dividend access mechanism, including through the issuance of two classes of shares (the Steering Group considered it important in connection with a single parent company structure to obtain approval from the Dutch Revenue Service for a dividend access mechanism; the Steering Group was advised that this may require the use of two classes of shares, which it viewed as acceptable so long as the classes were essentially identical in their corporate rights and obligations, the differences arose solely from the tax treatment of dividends in the applicable jurisdictions and the classes could be merged at the discretion of the Boards).

The directors of Royal Dutch and Shell Transport met jointly again on 27 September 2004. Members of the Working Group and representatives of Citigroup and Rothschild were present for parts of that meeting. At that meeting, the directors of Royal Dutch and Shell Transport received an update on the status of the outstanding issues related to the single parent company structure and the enhanced dual-listed company structure. During late September and early October 2004, representatives of Royal Dutch and Shell Transport discussed the impact of a single parent company structure on the direct and indirect voting power of Royal Dutch Shareholders and Shell Transport Ordinary Shareholders and whether it would be advisable to employ, among other things, differential voting rights between the two classes of shares. The directors of Royal Dutch and Shell Transport noted that Royal Dutch Shareholders currently elect all the members of the Royal Dutch Supervisory Board and the Royal Dutch Board of Management and Royal Dutch in turn has the right to elect a majority of the directors of the Royal Dutch/ Shell Group holding companies, and that the Shell Transport Ordinary Shareholders currently have the right to elect the members of the Shell Transport Board and Shell Transport in turn has the right to elect a minority of the directors of the Royal Dutch/ Shell Group holding companies. The directors of Royal Dutch and Shell Transport also noted that, on the basis of a 60:40 ratio, if all shares of a new single parent company vote together, former Royal Dutch Shareholders would initially have a majority of the voting power and former Shell Transport Ordinary Shareholders would initially have a minority of the voting power. As described in Part VII of these Listing Particulars, the “A” Shares and “B” Shares have identical voting rights (other than class voting rights with respect to matters that affect the rights attached to either class of shares differently than the other class).
On 7 October 2004, the Royal Dutch Supervisory Board met to discuss the status of the structure and governance review. The representatives of the Royal Dutch Supervisory Board that were members of the Steering Group explained that, due to a number of outstanding points, it was premature to come to conclusions or reach a decision, but the current preference of the Steering Group was for a single parent company structure for the reasons described in paragraph 2 of this Part XX. The Royal Dutch Supervisory Board indicated that it supported the recommendations of the Steering Group in general but noted that, given the existence of outstanding issues discussed, it was not ready to draw conclusions or make a decision relating to the structure and governance review. The outstanding points consisted of the issues described in the next paragraph.
The directors of Royal Dutch and Shell Transport met jointly on 8 October 2004, together with members of the Working Group, to review the status of various issues related to the single parent company structure and the enhanced dual-listed company structure. Representatives from Citigroup, Rothschild, Slaughter and May and De Brauw attended part of this meeting. The directors of Royal Dutch and Shell Transport discussed the proposed dividend policy under each of the two structures. The discussion then focused on the outstanding issues related to the single parent company structure, which included discussions on, among other things, matters related to the characteristics of the two classes of shares (including the treatment of dividends and the dividend access mechanism); the listing of a single parent company’s securities in the US in the form of ADRs (rather than in the form of New York registry shares or another form of security); the possibility of price differentials between the two classes of shares; considerations relating to how the exchange ratio could impact the post-transaction share price; the primary listing of a single parent company’s shares; and possible market and shareholder reactions. Citigroup and Rothschild also discussed with the directors of Royal Dutch and Shell Transport the potential market issues that would be raised if the possibility of giving the two classes of shares differential voting rights was pursued and the lack of precedent for differential voting rights in similar transactions. During this meeting, as part of their analysis of alternative governance structures, Citigroup and Rothschild presented a single holding company structure based on an exchange ratio for Shell Transport shareholders of 0.2873 Royal Dutch Shell shares for each Shell Transport share currently held in order to reflect the existing 60:40 economic relationship between Royal Dutch and Shell Transport. This exchange ratio was based on the premise of two shares in Royal Dutch Shell for each share of Royal Dutch currently held and was determined taking into account the appropriateness of the resultant trading prices of the Royal Dutch Shell shares on the three principal exchanges on which they will be traded. For important information regarding the nature of the corporate finance advice provided by Citigroup and Rothschild, please refer to “Note regarding corporate finance advice provided by Citigroup and Rothschild” below.
On 23 October 2004, the Shell Transport Board met by teleconference to consider the alternatives under consideration. Representatives of Slaughter and May (in its capacity as counsel to Shell Transport) and Deutsche Bank (independent financial adviser to Shell Transport) also participated in the teleconference.
The directors of Royal Dutch and Shell Transport met jointly on 27 October 2004, together with members of the Working Group and representatives of Citigroup, Rothschild and De Brauw. The directors of Royal Dutch and Shell Transport reviewed a draft announcement of the Transaction. At this meeting, the directors of Royal Dutch and Shell Transport, who had received corporate finance advice from Citigroup and Rothschild, indicated their belief that the Transaction is in the interests of shareholders of Royal Dutch and Shell Transport as a whole. In providing their advice to the directors of Royal Dutch and Shell Transport, Citigroup and Rothschild relied entirely on the commercial assessments of the Transaction of the directors of Royal Dutch and Shell Transport. For important information regarding the nature of the corporate advice provided by Citigroup and Rothschild, please refer to “Note regarding corporate finance advice provided by Citigroup and Rothschild” below.
On 27 October 2004, the Royal Dutch Supervisory Board met to consider (i) an enhanced dual-listed company structure in which a new single group holding company would be formed (owned 60 per cent. by Royal Dutch and 40 per cent. by Shell Transport) as a Dutch company and Royal Dutch and Shell Transport would enter into a dividend equalisation agreement and arrangements such that shareholders of both Royal Dutch and Shell Transport would vote together on matters that affected them similarly, including the election of directors, and (ii) the Transaction. Representatives of ABN AMRO and De Brauw were also present. Representatives of De Brauw reviewed with the Royal Dutch Supervisory Board their duties under Dutch law in connection with considering the possible structures. On 27 October 2004, ABN AMRO delivered a written opinion, addressed to the Royal Dutch Supervisory Board and the Royal Dutch Board of Management, on the fairness, from a financial point of view, to the holders of Royal Dutch Shares of the proposed exchange ratio to be used in the Royal Dutch Offer. ABN AMRO also provided to the Royal Dutch Supervisory Board a presentation that described the financial analysis underlying their opinion.
In their consideration of the possible structures, the Royal Dutch Supervisory Board noted that the enhanced dual-listed company structure would simplify the corporate structure and maintain the current tax treatment of shareholders. In relation to the proposed single parent company structure embodied in the Transaction, the Royal Dutch Supervisory Board noted that the structure would generally result in the benefits identified in relation to the enhanced dual-listed company structure, and in addition would (i) remove the risk of a conflict between the decision-making bodies of the public parent companies, (ii) simplify the raising of capital in the future, and (iii) reduce regulatory burdens resulting from having two publicly-traded parent companies. The Royal Dutch Supervisory Board also noted that the Transaction appeared to offer Royal Dutch and the Royal Dutch/ Shell Group more benefits than the enhanced dual-listed company structure, particularly (i) clarity and simplicity in both management and corporate structure, (ii) improved efficiency with clear lines of authority and an empowered Chief Executive, (iii) accountability through improved clarity in governance, and (iv) financial and strategic flexibility. (These reasons are discussed in more detail in paragraph 2 of this Part XX). Thereafter, the Royal Dutch Supervisory Board unanimously resolved, subject to the conditions described in this Part XX, to approve in principle the proposal of the Transaction and to enter into and execute the Unification Protocol.
In considering the factors noted above and described in more detail in paragraph 2 of this Part XX, the Royal Dutch Boards considered as favourable the terms of the Transaction, the opinion of the financial advisers, the expected increased clarity and simplicity of governance, the expected increased accountability and management efficiency, the tax treatment of the Transaction to Royal Dutch and to Dutch and US holders of Royal Dutch Shares (noting, however, possible UK taxation of chargeable gains on exchange to residents of the UK), the expected accounting treatment, the index inclusion and the expected increased flexibility in issuing equity and debt. The Royal Dutch Boards considered as unfavourable the fact that there would be two classes of shares, which may trade at different prices, the likelihood of there being Royal Dutch minority shareholders immediately following the Transaction, the exclusion of the Royal Dutch Shell Shares from Eurozone indices such as the Dow Jones EuroStoxx 50 index, and the other risk factors described in Part II of these Listing Particulars. The Royal Dutch Boards did not quantify or assign relative weightings to any of the factors considered.
On 27 October 2004, the Shell Transport Board met to consider the enhanced dual-listed company structure and the Transaction. The Shell Transport Board unanimously resolved, based on a number of factors, and subject to certain conditions, to approve the Transaction in principle, and the entry into and execution of the Unification Protocol.
On 27 October 2004, the Royal Dutch Shell Board met and unanimously resolved, subject to certain conditions, to approve the Transaction in principle, and the entry into and execution of the Unification Protocol.
On the morning of 28 October 2004, the Royal Dutch Board of Management met to consider the enhanced dual-listed company structure and the Transaction. Representatives of ABN AMRO and De Brauw were also present. The Royal Dutch Board of Management considered the matters that had been considered by the Royal Dutch Supervisory Board, including, but not limited to, ABN AMRO’s written opinion. Following consideration of these matters, the Royal Dutch Board of Management unanimously resolved, based on the factors considered by the Royal Dutch Supervisory Board, and subject to the conditions set out in this Part XX, to approve the Transaction in principle, and the entry into and execution of the Unification Protocol. Following approval by the Royal Dutch Board of Management, the Unification Protocol was executed by the parties. Thereafter, Royal Dutch and Shell Transport announced that the outcome of the review was the Transaction.
On 18 May 2005, Royal Dutch Shell, Royal Dutch and Shell Transport entered into the Implementation Agreement.
Note regarding corporate finance advice of Citigroup and Rothschild:
Citigroup and Rothschild did not render an opinion regarding the fairness of the consideration offered from a financial point of view or otherwise, and did not and do not make any recommendation to any holders of Royal Dutch Shares or holders of Shell Transport Shares or any other party or parties with respect to the Transaction. Throughout the process, Citigroup’s and Rothschild’s advice was provided to the Steering Group for discussion purposes only and was prepared as a contribution to an overall analysis of available strategic options, rather than as an evaluation of an agreed-upon recommendation or position. Moreover, neither Citigroup nor Rothschild made any independent valuation or appraisal of the assets or liabilities of Royal Dutch Shell, Royal Dutch or Shell Transport, nor were Citigroup of Rothschild furnished with any such appraisals.

2.	Reasons for the Transaction
This paragraph 2 has been extracted from the US Registration Statement, although it has been amended to include information relevant to Shell Transport Ordinary Shareholders, holders of Shell Transport Bearer Warrants and holders of Shell Transport ADRs.
(i) The Royal Dutch Boards, in making their decision that Royal Dutch should enter into the Unification Protocol and the Implementation Agreement and propose the Transaction and in making their recommendation that Royal Dutch Shareholders accept the Royal Dutch Offer and tender their Royal Dutch Shares; and (ii) the Shell Transport Board, in making its decision that Shell Transport should enter into the Unification Protocol and the Implementation Agreement and propose the Transaction and in making its recommendation that Shell Transport Ordinary Shareholders (and holders of Shell Transport Bearer Warrants) should vote in favour of the Scheme, considered, among other things, the following:

•	Terms of the Transaction: the fact that the exchange ratio to be proposed reflects the ownership of the Royal Dutch/ Shell Group by Royal Dutch and Shell Transport and the other terms of the Unification Protocol and Implementation Agreement.

•	Advice and opinions of financial advisers: the written opinion of ABN AMRO addressed to the Royal Dutch Boards that, as at 27 October 2004, the exchange ratio to be used in the Royal

Dutch Offer was fair, from a financial point of view, to Royal Dutch Shareholders, and the opinion of Deutsche Bank provided to the Shell Transport Board that the terms of the Transaction are fair and reasonable for Shell Transport Ordinary Shareholders, and the corporate finance advice provided by Citigroup and Rothschild. ABN AMRO confirmed its opinion by delivering a written opinion dated 13 May 2005 to the Royal Dutch Boards.

•	Increased clarity and simplicity of governance: the belief that the Transaction will result in a clearer and simpler governance structure, including:

—	a single, smaller Board, initially comprised of 10 non-executive directors and five executive directors, and

—	a simplified senior management structure with a single non-executive Chairman of the Board, a single Chief Executive and clear lines of authority.

This structure will eliminate any need for Conference and for the Executive Committee (as the successor to the Committee of Managing Directors) to be internally accountable to two separate public company Boards, each of which has its own Chairman. After Completion, the Executive Committee of Royal Dutch Shell would be responsible for the overall business and affairs of Royal Dutch Shell and have the final authority in all matters of management that are not within the duties and authorities of the Royal Dutch Shell Board or Royal Dutch Shell Shareholders.

•	Increased accountability: the expectation that the Transaction will lead to increased accountability and clarify lines of authority. This is expected to result from the fact that following Completion the Executive Committee will report through the Chief Executive to a single board of directors with a single non-executive Chairman.

•	Increased management efficiency: the belief that the Transaction will increase the efficiency of decision-making and management processes generally, including through the elimination of dual corporate headquarters in favour of a single corporate headquarters, the elimination of duplication and the centralisation of functions.

•	Tax treatment: the fact that (a) the exchange of Royal Dutch Shares in the Transaction would not be subject to tax for Dutch and US federal income tax purposes; (b)(i) the Scheme should not be a taxable transaction for UK resident Shell Transport Ordinary Shareholders (or UK resident holders of Shell Transport Bearer Warrants or Shell Transport ADRs), and (ii) the Dividend Access Mechanism seeks to preserve the current tax treatment of dividends paid to Shell Transport Ordinary Shareholders (and holders of Shell Transport Bearer Warrants); and (c) the Transaction would be broadly tax neutral for the Royal Dutch/Shell Group.

•	Expected accounting treatment: the fact that it was expected that the Transaction would be accounted for on an historical cost (or carry-over) basis under IFRS and US GAAP rather than as a business combination (see Part XVII of these Listing Particulars for a more detailed explanation of the accounting treatment of the Transaction).

•	Index inclusion: the fact that the Royal Dutch Shell Shares would be expected to be included in the FTSE All-Share and FTSE 100 indices with a weighting reflecting Royal Dutch Shell’s full market capitalisation (i.e., both “A” Shares and “B” Shares). Because these indices are widely tracked by investors, Royal Dutch Shell expects this inclusion to have a positive impact upon the overall demand for Royal Dutch Shell Shares.

•	Flexibility in issuing equity and debt: the fact that the Transaction would result in a single publicly traded entity that would facilitate equity and debt issuances, including on a SEC-registered basis. As described above, the existing structure or an enhanced dual-listed company structure would present significant issues under US tax law that would likely make it difficult or impossible in many cases to ensure that stock-for-stock acquisitions would be tax free in the US, while the single parent company structure would not generally present these problems. The existence of a single parent company that is an SEC registrant will facilitate the issuance of registered debt securities by avoiding any need for multiple obligors or guarantors.(1)

In the course of their deliberations, the Royal Dutch Boards and the Shell Transport Board also considered certain potentially negative factors relevant to the Transaction, including:

•	Two classes of shares: the fact that following the Transaction, Royal Dutch Shell would have two classes of ordinary shares outstanding, which may trade at different prices partially as a result of the fact that holders of “A” Shares will receive Dutch source dividends and holders of “B” Shares are expected to receive UK source dividends (pursuant to the Dividend Access Mechanism) and incremental demand from investors (including funds) that track stocks included in the FTSE 100 Index.

•	Likelihood of Royal Dutch minority: the likelihood that there would be remaining public Royal Dutch Shareholders following Completion, which would result in on-going reporting and administrative costs until and unless such Royal Dutch Shares are acquired.

•	Elimination from Eurozone-only stock indices: the risk that Royal Dutch Shell Shares would not be included in Eurozone-only indices such as the Dow Jones EuroStoxx 50 index, which would result in the selling of Royal Dutch Shares or “A” Shares by investment funds and other investors that track those indices. Royal Dutch Shell Shares would not generally be included in Eurozone-only indices because companies incorporated in England and Wales are generally not eligible for such indices.

•	Other risk factors: the other risks to holders of Royal Dutch Shell Shares described in Part II of these Listing Particulars. These include among others the fact that the trading prices of Royal Dutch Shell Shares and/or Royal Dutch Shell ADRs may be subject to fluctuation, the fact that Royal Dutch Shell may not realise the anticipated benefits of the Transaction, the fact that the “A” Shares and the “B” Shares may trade at different prices, the fact that Royal Dutch Shell may in the future have a dividend policy that differs from Royal Dutch and/or Shell Transport’s historical policy and the steps that Royal Dutch Shell may take in the future to acquire the remaining public minority such as corporate restructuring transactions, changes to the Royal Dutch Articles and public or private exchanges or tender offers or other purchases.
This discussion of the information and factors considered by the Royal Dutch Boards and the Shell Transport Board in making their decisions is not intended to be exhaustive but is believed to include all material factors considered. In view of the wide variety of factors considered in connection with their evaluation of the Transaction and the complexity of these matters, the Royal Dutch Boards and the Shell Transport Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Royal Dutch Boards and the Shell Transport Board may have given different weight to different factors.

3.	Conditions to the Royal Dutch Offer and the Scheme
The Transaction can only become effective if (i) all the conditions to the Royal Dutch Offer, and (ii) all the conditions to the Scheme have, in each case, been satisfied or, to the extent permitted by applicable law and the Implementation Agreement, waived. In addition, Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that prior to the Hearing Date the Implementation Agreement is terminated in accordance with its terms.
The Transaction will become effective upon registration of the Order by the Registrar of Companies which, subject to the sanction of the Scheme by the High Court, is expected to occur on 20 July 2005. Unless the Scheme becomes effective by 31 December 2005, or such later date as Royal Dutch Shell, Royal Dutch and Shell Transport may agree and the High Court may allow, the Scheme will not become effective and the Transaction will not proceed.

(1)	However, any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue

Service.

The Royal Dutch Offer will be declared unconditional (gestand gedaan), and the Scheme will become effective if the following conditions are fulfilled or, to the extent permitted by applicable law and the Implementation Agreement, waived:

3.1	Conditions to the Royal Dutch Offer

The Royal Dutch Offer is conditional upon:

(i)	the number of Royal Dutch Shares that have been validly tendered for exchange before the expiry of the Royal Dutch Offer Acceptance Period and that have not been withdrawn representing at least 95 per cent. of the issued share capital of Royal Dutch that is then outstanding;

(ii)	the “A” Shares and the “B” Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional (gestanddoening);

(iii)	the admission to the Official List of the “A” Shares and the “B” Shares becoming effective in accordance with the Listing Rules or (if Royal Dutch Shell and Shell Transport so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such “A” Shares and “B” Shares to the Official List, and the London Stock Exchange agreeing to admit such “A” Shares and “B” Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such “B” Shares; and/or (c) the Scheme becoming effective;

(iv)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(v)	prior to the expiry of the Royal Dutch Offer Acceptance Period, no notification being received from the AFM that the Royal Dutch Offer has been made in conflict with Chapter IIA of the 1995 Securities Act in which case the Admitted Institutions, pursuant to section 32a of the 1995 Securities Decree, would not be allowed to co-operate with the execution and settlement of the Royal Dutch Offer;

(vi)	prior to the expiry of the Royal Dutch Offer Acceptance Period, the Royal Dutch annual general meeting being held in accordance with Dutch law to inform Royal Dutch Shareholders about the Royal Dutch Offer and the Royal Dutch annual general meeting having resolved to approve the entering into by Royal Dutch of the Implementation Agreement;

(vii)	all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction (other than those referred to in paragraph 3.1(viii) below);

(viii)	the US Registration Statement and the registration statements on Form F-6 relating to Royal Dutch Shell ADRs having become effective in accordance with the provisions of the US Securities Act, no stop order suspending the effectiveness of those registration statements having been issued by the SEC and no proceedings for that purpose having been initiated or threatened by the SEC and not concluded or withdrawn; and

(ix)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.
The conditions in paragraphs 3.1(v), (viii) and (ix) above may not be waived. The remaining conditions may be waived by Royal Dutch Shell. Royal Dutch Shell has agreed in the Implementation Agreement not to waive the conditions of the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport.

3.2    Conditions to the Scheme
The Scheme is conditional upon:

(i)	the approval by a majority in number representing three-fourths in value of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting, either in person or by proxy, at the Court Meeting;

(ii)	the passing of the special resolution required to approve and implement the Scheme and the associated reduction of capital and to amend the Shell Transport Articles as set out in the notice of the Shell Transport EGM;

(iii)	the passing of the special resolutions for the cancellation and repayment of the Shell Transport Preference Shares as set out in the notice of the Shell Transport EGM;

(iv)	the admission to the Official List of the “A” Shares and the “B” Shares becoming effective in accordance with the Listing Rules or (if Royal Dutch Shell and Shell Transport so determine and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such “A” Shares and “B” Shares to the Official List, and the London Stock Exchange agreeing to admit such “A” Shares and “B” Shares to trading, subject only to (a) the re-classification of the appropriate number of Euro Deferred Shares as “A” Shares; (b) the allotment of such “B” Shares; and/or (c) the Scheme becoming effective;

(v)	the “A” Shares and the “B” Shares being authorised for listing on Euronext Amsterdam subject to the Royal Dutch Offer being declared unconditional (gestanddoening);

(vi)	the Royal Dutch Shell ADRs to be issued in connection with the Transaction being approved for listing on the New York Stock Exchange, subject to official notice of issuance;

(vii)	all necessary filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction;

(viii)	the conditions to the Royal Dutch Offer (other than the condition in paragraph 3.1(ix)) having been satisfied or waived on or before the Order Date by Royal Dutch Shell;

(ix)	the sanction (with or without modification) by the High Court of the reduction of capital involved in the cancellation and repayment of the Shell Transport Preference Shares and the registration by the Registrar of Companies of the order confirming the reduction of capital relating to the Shell Transport Preference Shares; and

(x)	the sanction (with or without modification) by the High Court of the Scheme and the registration by the Registrar of Companies of the Order.
The conditions in paragraphs 3.2(i), (ii), (viii) and (x) above may not be waived. Shell Transport has agreed in the Implementation Agreement not to waive the conditions of the Scheme or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch.
4.     Royal Dutch Priority Shares
As announced on 17 June 2004, a proposal to abolish the Royal Dutch Priority Shares will be put to the Royal Dutch annual general meeting on 28 June 2005.
It will be proposed that the Royal Dutch annual general meeting on 28 June 2005 resolves to amend the Royal Dutch Articles and to grant authority to the Royal Dutch Board of Management to buy back all the outstanding Royal Dutch Priority Shares and subsequently cancel all the Royal Dutch Priority Shares thus obtained. These matters will together be put to the Royal Dutch annual general meeting to be voted on in one vote. The Royal Dutch Priority Shares will be abolished if the majority of holders of Royal

Dutch Shares present or represented at the Royal Dutch annual general meeting votes in favour of this proposal. The proposed amendment to the Royal Dutch Articles consists of, among other things, the introduction of a one tier board structure for Royal Dutch and the abolition of the Royal Dutch Priority Shares as a class of shares (thereby converting the outstanding Royal Dutch Priority Shares into Royal Dutch Shares).
If passed, the above mentioned resolution shall be carried out by effectuating the buy back of the Royal Dutch Priority Shares as well as amending the Royal Dutch Articles as soon as possible thereafter (which it is intended shall take place on or about 1 July 2005). The subsequent cancellation of the (former) Royal Dutch Priority Shares will become effective on, and is subject to, completion of the required procedural matters under Dutch law.
The holders of the Royal Dutch Priority Shares have offered to sell their shares to Royal Dutch, subject to the Royal Dutch annual general meeting resolving to amend the Royal Dutch Articles whereby the Royal Dutch Priority Shares are abolished as a separate class.

5.	Cancellation and repayment of Shell Transport Preference Shares
In conjunction with the implementation of the Transaction, Shell Transport proposes to cancel and repay the Shell Transport Preference Shares as:

•	it is intended that no Shell Transport Shares should be listed following Completion; and

•	the cancellation and repayment of the Shell Transport Preference Shares will simplify the capital structure of Shell Transport and will remove a possible issue relating to the payment of dividends by Royal Dutch Shell in the future, including to former holders of Shell Transport Ordinary Shares.
Assuming that the special resolutions relating to the Shell Transport Preference Shares are passed at the Shell Transport EGM, and subject to the sanction of the High Court:

(i)	in consideration for the cancellation of the Shell Transport First Preference Shares, holders of Shell Transport First Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport First Preference Share, £1.0448 (subject to rounding) comprising:

•	the £1 of capital paid up on such share;

•	a premium of £0.0284 calculated by reference to the average share price of the Shell Transport First Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 April 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice convening the Shell Transport EGM); and

•	£0.0164, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005); and

(ii)	in consideration for the cancellation of the Shell Transport Second Preference Shares, holders of Shell Transport Second Preference Shares at the Cancellation and Repayment Record Time will receive from Shell Transport, for each Shell Transport Second Preference Share, £1.4735 (subject to rounding) comprising:

•	the £1 of capital paid up on such share;

•	a premium of £0.4410 calculated by reference to the average share price of the Shell Transport Second Preference Shares (adjusted to take account of unpaid arrears of dividend down to the dividend payment date on 1 February 2005) in the six months preceding 18 April 2005 (being the date thirty clear days before the date of the notice convening the Shell Transport EGM); and

•	£0.0325, being the fixed dividend on such share down to the date of the repayment of capital (which is expected to be 19 July 2005).
Amounts payable to holders of Shell Transport Preference Shares in respect of the premium and the fixed dividend will each be rounded up to the nearest number of whole pence.
The figures set out above have been calculated on the assumption that payment to the holders of Shell Transport Preference Shares takes place on 19 July 2005. If payment takes place after 19 July 2005, the amount to be received by holders of Shell Transport Preference Shares will increase (to reflect the resulting increased dividend entitlement).
The figures set out above have also been calculated in accordance with the Shell Transport Articles save that the share price data necessary to derive the premium payable in respect of the Shell Transport First Preference Shares has, for the period following 20 January 2005, been taken from Datastream rather than the London Stock Exchange Daily Official List. This is because the London Stock Exchange Daily Official List ceased to quote prices for the Shell Transport First Preference Shares on 20 January 2005.
6.     Reduction of capital
In order to remove a possible technical issue relating to the payment of dividends in the future, Royal Dutch Shell intends on, or immediately following, the Effective Date to implement a reduction of capital by way of the cancellation and extinguishment of any share premium account created on the Effective Date. A special resolution of Royal Dutch Shell was passed to approve this reduction of capital on 13 May 2005. In the event that Royal Dutch Shell is satisfied that on, and immediately following, the Effective Date, it will have a merger reserve rather than a share premium account, Royal Dutch Shell will not proceed with the proposed reduction of capital.

PART XXI
ADDITIONAL INFORMATION

1.     Share capital of Royal Dutch Shell

1.1    Share capital upon Completion
Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period, the authorised, issued and fully paid up share capital of Royal Dutch Shell upon Completion will be as follows:

	Authorised	Authorised	Issued	Issued
	(number)	(amount)	(number)	(amount)
“A” Shares of €0.07 each	4,139,640,000	€289,774,800	4,139,040,000	€289,732,800
“B” Shares of €0.07 each	2,759,360,000	€193,155,200	2,759,360,000	€193,155,200
Sterling Deferred Shares of £1 each	50,000	£50,000	50,000	£50,000
Unclassified shares of €0.07 each	3,101,000,000	€217,070,000	Nil	Nil
The unclassified shares can be classified as “A” Shares or “B” Shares at the discretion of the Royal Dutch Shell directors. Any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

1.2    History of share capital

(i)	Royal Dutch Shell was incorporated with an authorised share capital of £1,000 divided into 1,000 ordinary shares of £1 each, one of which was issued to Instant Companies Limited.

(ii)	The following alterations to the authorised and issued share capital of Royal Dutch Shell have taken place since its incorporation:

(a)	on 21 March 2002, 300 ordinary shares were allotted and issued;

(b)	on 25 February 2003, the authorised share capital was increased to £20,000 by the creation of 19,000 ordinary shares of £1 each ranking pari passu for all purposes with the existing ordinary shares. The Royal Dutch Shell directors were authorised to allot these shares pursuant to section 80 of the Companies Act;

(c)	subsequently on that date, 13,000 ordinary shares were allotted and issued, fully paid up in cash at par;

(d)	on 21 October 2004, the authorised share capital was increased to £50,000 and €315,000,000 by the creation of:

(i)	30,000 Sterling Deferred Shares; and

(ii)	4,500,000,000 Euro Deferred Shares.

The Royal Dutch Shell directors were authorised to allot these shares pursuant to section 80 of the Companies Act;

(e)	subsequently on that date, 4,148,800,000 Euro Deferred Shares, 30,000 Sterling Deferred Shares and 6,699 sterling ordinary shares were allotted and issued, fully paid up in cash at par;

(f)	on 27 April 2005, the directors resolved to redeem, with immediate effect, 9,760,000 Euro Deferred Shares in accordance with the rights attaching to those shares;

(g)	on 12 May 2005, the authorised share capital of Royal Dutch Shell was increased to £50,000 and €700,000,000 by the creation of:

•	600,000 “A” Shares of €0.07 each;

•	2,759,360,000 “B” Shares of €0.07 each; and

•	2,740,040,000 unclassified shares of €0.07 each (to be classified as “A” Shares or “B” Shares upon allotment at the discretion of the Royal Dutch Shell directors(1));

and the Royal Dutch Shell directors were authorised to allot relevant securities (as defined in section 80 of the Companies Act) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme;

(h)	on 12 May 2005, 360,960,000 unissued Euro Deferred Shares were re-classified as unclassified shares (to be classified as “A” Shares or “B” Shares upon allotment at the discretion of the Royal Dutch Shell directors);

(i)	on 13 May 2005, the Royal Dutch Shell directors resolved to allot, conditional upon the Scheme becoming effective, “B” Shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme) in accordance with the terms of the Scheme.

(j)	on 13 May 2005, a special resolution was passed conditional on the Royal Dutch Offer becoming unconditional (gestand wordt gedaan) in all respects:

•	re-classifying as “A” Shares, immediately upon the Royal Dutch Offer being declared unconditional (gestand wordt gedaan) in all respects, such number of issued Euro Deferred Shares as is equal to the number of Royal Dutch Shares validly tendered in the Royal Dutch Offer Acceptance Period (and not withdrawn) multiplied by two;

•	re-classifying as “A” Shares, on each occasion that Royal Dutch Shares are validly tendered to the Royal Dutch Offer in the Subsequent Acceptance Period (if any), such number of issued Euro Deferred Shares as is equal to that number of Royal Dutch Shares so tendered multiplied by two; and

•	re-classifying as “A” Shares, on each occasion that Royal Dutch Shares are offered to Royal Dutch Shell for exchange into “A” Shares after the later of the expiry of the Royal Dutch Offer Acceptance Period and the expiry of the Subsequent Acceptance Period (if any), but at the absolute discretion of the Directors (and subject to applicable law), such number of issued Euro Deferred Shares as is equal to that number of Royal Dutch Shares so offered multiplied by two; and

(k)	on 13 May 2005, a special resolution was passed, conditional upon Completion, re-classifying the sterling ordinary shares of Royal Dutch Shell as Sterling Deferred Shares.

2.     Share capital of Royal Dutch
As at 13 May 2005 (the last practicable date prior to the publication of this document), the authorised capital of Royal Dutch is €1,792,000,000 divided into 3,198,800,000 Royal Dutch Shares with a nominal

(1)	However, any future issue of additional “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

value of €0.56 each, and 1,500 Royal Dutch Priority Shares with a nominal value of €448 each. The movements in issued and paid-up capital during 2002, 2003 and 2004 were as follows:

			Nominal Value
	Number of shares		(€)
Royal Dutch Shares of €0.56
At 31 December 2001	2,126,647,800		1,206,288,373
Redenomination to €0.56(1)			(15,365,605)
Repurchased and cancelled during 2002	(27,362,800)		(15,323,168)
At 31 December 2002	2,099,285,000		1,175,599,600
Repurchased and cancelled during 2003	(15,785,000)		(8,839,600)
As at 31 December 2003	2,083,500,000		1,166,760,000
Repurchased and cancelled during 2004	(1,775,000)		(994,000)
Repurchased during 2004 and awaiting cancellation	(7,325,000)		(4,102,000)
As at 31 December 2004	2,074,400,000(3)		1,161,664,000
Royal Dutch Priority Shares of €448(2)
At 31 December 2001	1,500		680,670
Redenomination to €448			(8,670)
At 31 December 2002	1,500		672,000
At 31 December 2003	1,500		672,000
At 31 December 2004	1,500		672,000
Total Royal Dutch Shares and Royal Dutch Priority Shares
At 31 December 2001
At 31 December 2002	2,099,286,500		1,176,271,600
At 31 December 2003	2,083,501,500		1,167,432,000
At 31 December 2004	2,074,401,500 (3	),(4)	1,162,336,000

(1)	The previous par value of the Royal Dutch Shares was Nfl. 1.25

(2)	The previous par value of the Royal Dutch Priority Shares was Nfl. 1,000.

(3)	This number excludes 7,325,000 Royal Dutch Shares repurchased by Royal Dutch under its buy back programme which are held in treasury pending shareholder approval of their cancellation at the Royal Dutch annual general meeting and other mandatory procedures.

(4)	This number includes 1,500 Royal Dutch Priority Shares in respect of which approval will be sought for their buy back and cancellation at the Royal Dutch annual general meeting and other mandatory procedures.
Since 31 December 2004 the following changes have occurred to the share capital of Royal Dutch

			Nominal Value
	Number of shares		(€)
Royal Dutch Shares of €0.56 each
As at 31 December 2004	2,074,400,000	(1)	1,161,664,000
7 February 2005 — 220,000 ordinary shares repurchased	2,074,180,000	(1)	1,161,540,800
8 February 2005 — 300,000 ordinary shares repurchased	2,073,880,000	(1)	1,161,372,800
10 February 2005 — 280,000 ordinary shares repurchased	2,073,600,000	(1)	1,161,216,000
16 February 2005 — 240,000 ordinary shares repurchased	2,073,360,000	(1)	1,161,081,600
24 February 2005 — 460,000 ordinary shares repurchased	2,072,900,000	(1)	1,160,824,000
1 March 2005 — 450,000 ordinary shares repurchased	2,072,450,000	(1)	1,160,572,000
3 March 2005 — 460,000 ordinary shares repurchased	2,071,990,000	(1)	1,160,314,000
8 March 2005 — 400,000 ordinary shares repurchased	2,071,590,000	(1)	1,160,090,400
10 March 2005 — 450,000 ordinary shares repurchased	2,071,140,000	(1)	1,159,838,400
16 March 2005 — 400,000 ordinary shares repurchased	2,070,740,000	(1)	1,159,614,400
17 March 2005 — 420,000 ordinary shares repurchased	2,070,320,000	(1)	1,159,379,200
21 March 2005 — 400,000 ordinary shares repurchased	2,069,920,000	(1)	1,159,155,200
23 March 2005 — 400,000 ordinary shares repurchased	2,069,520,000	(1)	1,158,931,200

(1)	This number excludes 12,205,000 Royal Dutch Shares repurchased by Royal Dutch under its buy back programme which are held in treasury pending shareholder approval of their cancellation at the Royal Dutch annual general meeting and other mandatory procedures.

3.	Share capital of Shell Transport
As at 13 May 2005 (the last practicable date prior to the publication of this document), the authorised share capital of Shell Transport was £2,500,000,000 divided into 9,948,000,000 ordinary shares of 25 pence each, 3,000,000 Shell Transport First Preference Shares of £1 each and 10,000,000 Shell

Transport Second Preference Shares of £1 each. The movements in issued and paid-up capital during 2002, 2003 and 2004 were as follows:

		Nominal Value
	Number of shares	(£)
Shell Transport Ordinary Shares of 25 pence each
At 31 December 2001	9,748,625,000	2,437,156,250
Repurchased and cancelled during 2002	(81,125,000)	(20,281,250)
At 31 December 2002	9,667,500,000	2,416,875,000
At 31 December 2003	9,667,500,000	2,416,875,000
Repurchased and cancelled during 2004	(42,600,000)	(10,650,000)
At 31 December 2004	9,624,900,000	2,406,225,000
Shell Transport First Preference Shares of £1 each
At 31 December 2001	2,000,000	2,000,000
At 31 December 2002	2,000,000	2,000,000
At 31 December 2003	2,000,000	2,000,000
At 31 December 2004	2,000,000	2,000,000
Shell Transport Second Preference Shares of £1 each
At 31 December 2001	10,000,000	10,000,000
At 31 December 2002	10,000,000	10,000,000
At 31 December 2003	10,000,000	10,000,000
At 31 December 2004	10,000,000	10,000,000
Total Shell Transport Shares
At 31 December 2001	9,760,625,000	2,449,156,250
At 31 December 2002	9,679,500,000	2,428,875,000
At 31 December 2003	9,679,500,000	2,428,875,000
At 31 December 2004	9,636,900,000	2,418,225,000
Since 31 December 2004 the following changes have occurred to the share capital of Shell Transport

		Nominal Value
	Number of shares	(£)
Shell Transport Ordinary Shares of 25 pence each
As at 31 December 2004	9,624,900,000	2,406,225,000
7 February 2005 — 1,000,000 ordinary shares repurchased	9,623,900,000	2,405,975,000
8 February 2005 — 1,400,000 ordinary shares repurchased	9,622,500,000	2,405,625,000
10 February 2005 — 1,300,000,000 ordinary shares repurchased	9,621,100,000	2,405,300,000
16 February 2005 — 1,100,000 ordinary shares repurchased	9,620,100,000	2,405,025,000
24 February 2005 — 2,000,000 ordinary shares repurchased	9,618,100,000	2,404,525,000
1 March 2005 — 1,800,000 ordinary shares repurchased	9,616,300,000	2,404,075,000
3 March 2005 — 2,100,000 ordinary shares repurchased	9,614,200,000	2,403,550,000
8 March 2005 — 1,750,000 ordinary shares repurchased	9,612,450,000	2,403,112,500
10 March 2005 — 1,950,000 ordinary shares repurchased	9,610,500,000	2,402,625,000
16 March 2005 — 1,800,000 ordinary shares repurchased	9,608,700,000	2,402,175,000
17 March 2005 — 1,800,000 ordinary shares repurchased	9,606,900,000	2,401,725,000
21 March 2005 — 1,800,000 ordinary shares repurchased	9,605,100,000	2,401,275,000
23 March 2005 — 1,750,000 ordinary shares repurchased	9,603,350,000	2,400,837,500

4.	Interests of natural and legal persons involved in the Transaction

(i)	Jonkheer Aarnout Loudon is the chairman of the Supervisory Board of ABN AMRO Holding N.V., the parent company of ABN AMRO. ABN AMRO is rendering various services to Royal Dutch Shell and Royal Dutch in connection with the Royal Dutch Offer and the listing of the Royal Dutch Shell Shares on Euronext Amsterdam. However, Jonkheer Aarnout Loudon was not involved in the decision by Royal Dutch Shell and Royal Dutch to engage ABN AMRO and has not been involved in the provision of services by ABN AMRO to Royal Dutch Shell or Royal Dutch.

(ii)	Sir Peter Job is a member of the Supervisory Board of Deutsche Bank AG, the parent company of Deutsche Bank. Deutsche Bank is rendering various services to Shell Transport in connection with the Transaction. However, Sir Peter Job was not involved in the decision by Shell Transport to engage Deutsche Bank with respect to these services and has not been involved in the provision of such services.

(iii)	Maarten van den Bergh is the Chairman of Lloyds TSB Group plc, the parent company of Lloyds TSB Registrars. Lloyds TSB Registrars is rendering various services to Royal Dutch Shell and

Shell Transport in connection with the Transaction. However, Maarten van den Bergh was not involved in the decision by Royal Dutch Shell or Shell Transport to engage Lloyds TSB Registrars with respect to these services and has not been involved in the provision of such services.

(iv)	As at 13 May 2005 (the last practicable date prior to the publication of this document), the interests of members of the Royal Dutch Supervisory Board and the Royal Dutch Board of Management, including any connected person, the existence of which is known to, or could with reasonable diligence be ascertained by, that member whether or not held through another party, in the share capital of Royal Dutch and Shell Transport including any options in respect of such capital are as follows:

	Number of		Number of
	Royal Dutch		Shell Transport	Number of	Number of
	Shares	Number of	Ordinary Shares	Shell Transport	Shell Transport
	in which an	Royal Dutch	in which an	First Preference	Second Preference
Director	interest is held	Priority Shares	interest is held	Shares	Shares
Aad Jacobs(1)	—	6	—	—	—
Maarten van den Bergh(1)	4,000	6	—	—	—
Wim Kok(1)	—	6	—	—	—
Jonkheer Aarnout Loudon	75,000	6	—	—	—
Professor Hubert Markl(1)	—	6	—	—	—
Lawrence Ricciardi	10,000	6	—	—	—
Christine Morin-Postel	—	6	—	—	—
Jeroen van der Veer	620,662	6	—	—	—
Rob Routs(1)	365,745	6	—	—	—
Linda Cook	365,114	6	—	—	—

(v)	As at 13 May 2005 (the last practicable date prior to the publication of this document), and except as set out below, no Shell Transport director has any interest in the issued share capital of Shell Transport which is required to be notified to Shell Transport pursuant to sections 324 to 328 of the Companies Act, or which is required to be entered in the register of directors’ interests maintained under section 325 of the Companies Act, or which are interests of a connected person of a Shell Transport director which would, if the connected person were a Shell Transport director, be required to be so notified or entered and the existence of which is known to, or could with reasonable diligence be ascertained by, that Shell Transport director:

	Number of
	Shell Transport		Number of	Number of
	Ordinary Shares		Shell Transport	Shell Transport
	in which an		First Preference	Second Preference
Director	interest is held		Shares	Shares
Lord Oxburgh	6,438		—	—
Malcolm Brinded	1,757,973		—	—
Peter Voser	1,057,779		—	—
Teymour Alireza	29,093		—	—
Sir Peter Burt	10,000		—	—
Dr Eileen Buttle	3,400		—	—
Luis Giusti	2,400		—	—
	(held as ADRs	)
Mary (Nina) Henderson	9,000			—
	(held as ADRs	)
Sir Peter Job	3,570		—	—
Lord Kerr of Kinlochard	10,000		—	—
Sir Mark Moody-Stuart	1,406,050		—	—

(vi)	As at 13 May 2005 (the last practicable date prior to the publication of this document), the interests of directors of Shell Transport, including any connected person, the existence of which is known to, or could with reasonable diligence be ascertained by, that director whether or not

(1)	Half of the interests in Royal Dutch have been notified to the AFM in accordance with articles 2a and 4(4) of the 1996 Disclosure of Holdings Act (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) due to the manner in which these interests are held under matrimonial law.

held through another party, in the share capital of Royal Dutch including any options in respect of such capital are as follows:

Number of Royal Dutch Shares
in which an
Director	interest is held
Lord Oxburgh	—
Malcolm Brinded	220,844
Peter Voser	—
Teymour Alireza	—
Sir Peter Burt	—
Dr Eileen Buttle	—
Luis Giusti	—
Mary (Nina) Henderson	—
Sir Peter Job	—
Lord Kerr of Kinlochard	—
Sir Mark Moody-Stuart	—

(vii)	On Completion, Royal Dutch and Shell Transport will become subsidiaries of Royal Dutch Shell.

(viii)	Each of Malcolm Brinded, Linda Cook, Rob Routs, Jeroen van der Veer and Peter Voser, as well as other key executives, will participate in the Royal Dutch Shell Share Plans, which are expected to be established on Completion and in the continuing Royal Dutch/ Shell Group Share Plans, as long as such individuals are employed by Royal Dutch Shell or one of Royal Dutch Shell’s subsidiaries.
Save as set out in paragraphs 4(i) to 4(iii) above, no Royal Dutch Shell director has, or has had, an interest in any transactions which are, or were, unusual in their nature or conditions, or were significant to the business of Royal Dutch Shell, Royal Dutch, Shell Transport or the Royal Dutch/Shell Group, and which were effected in the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

5.	Major shareholders and related party transactions

5.1	Substantial shareholdings in Royal Dutch Shell

As at 13 May 2005 (the last practicable date prior to the publication of this document) and in so far as is known to Royal Dutch Shell, the name of each person, other than the Royal Dutch Shell directors, who, directly or indirectly, is interested in 3 per cent. or more of Royal Dutch Shell’s share capital, and the amount of such person’s interest, is as follows:

	Sterling		Sterling		Euro
	Ordinary shares		Deferred Shares		Deferred Shares
Name	No.	per cent.	No.	per cent.	No.	per cent.
Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.)	20,000	100	30,000	100
Euroclear Nederland(1)	—	—	—	—	4,148,800,000	100

(1)	Holding in its capacity of Central Institute under the Securities Giro Act for Shell RDS Holding B.V. holding on behalf of holders of Royal Dutch Shares.

As at 13 May 2005 (the last practicable date prior to the publication of this document), Royal Dutch Shell is aware of one person who, directly or indirectly, jointly or severally, exercises or could exercise control over Royal Dutch Shell. This person is Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.), a company owned equally by Royal Dutch and Shell Transport.
In so far as is known to Royal Dutch Shell and based on information available as at 13 May 2005 (the last practicable date prior to the publication of this document), the name of each person, other than the Royal Dutch Shell directors who, directly or indirectly, will be interested in 3 per cent. or more of Royal Dutch Shell’s share capital immediately following Completion and the amount of such person’s interest, will be as follows, based on the assumption that the holdings of such persons in Royal Dutch and Shell Transport as at 13 May 2005 do not change and that such persons tender their Royal Dutch Shares in the Royal Dutch Offer:

	“A” Shares		“B” Shares		Total
Name	No.	per cent.	No.	per cent.	No.	per cent.
The Capital Group International Inc.	230,875,520	5.58%	131,080,710	4.75%	361,956,230	5.25%

None of the major shareholders in Royal Dutch Shell will have different voting rights.

Royal Dutch Shell is not aware of any persons who, following Completion, directly or indirectly, jointly or severally, will exercise or could exercise control over Royal Dutch Shell.

5.2	Substantial shareholdings in Royal Dutch
As at 13 May 2005 (the last practicable date prior to the date of this document) and in so far as is known to Royal Dutch Shell, the name of each person, other than the Royal Dutch Shell directors, who, directly or indirectly, is interested in 3 per cent. or more of Royal Dutch’s share capital and the amount of such person’s interest, is as follows:

	Royal Dutch Shares
Name	No.	per cent.
The Capital Group International Inc.	115,437,760	5.58%
None of the major shareholders in Royal Dutch have different voting rights.

5.3	Substantial shareholdings in Shell Transport
As at 13 May 2005 (the last practicable date prior to the publication of this document) and in so far as is known to Royal Dutch Shell, the name of each person, other than the Royal Dutch Shell directors, who, directly or indirectly, is interested in 3 per cent. or more of any class of Shell Transport’s share capital, and the amount of such person’s interest, is as follows:

	Shell Transport Ordinary		Shell Transport First		Shell Transport Second
	Shares		Preference Shares		Preference Shares
Name	No.	per cent.	No.	per cent.	No.	per cent.
Capital Group Companies Inc.	456,197,790	4.75%	—	—	—	—
Legal & General Group Plc	367,145,214	3.82%	—	—	—	—
Barclays Plc	341,733,680	3.56%	—	—	—	—
None of the major shareholders in Shell Transport have different voting rights.

5.4     Related party transactions
The following are descriptions of related party transactions between Royal Dutch Shell and members of the Royal Dutch/ Shell Group that Royal Dutch Shell has entered into during the financial years ended 31 December 2002, 2003 and 2004 and during the period between 31 December 2004 and 13 May 2005 (the last practicable date prior to the publication of this document).
On 22 October 2004, €290,469,029 (US$366,429,959) paid by Shell RDS Holding B.V. (formerly Shell Hydrocarbon Investments (VII) B.V.) to Royal Dutch Shell was invested in short-term deposits with Shell Treasury Centre Limited, an entity within the Royal Dutch/ Shell Group. Royal Dutch Shell earned interest on these deposits of €1,158,490 (US$1,434,229) up to 31 December 2004.
At 31 December 2004 the balance outstanding with Shell Treasury Centre Limited was US$391,248,471 (made up of €286,850,254 and £36,945) plus interest accrued of US$434,452 (€318,584).
At 31 December 2004, a balance of US$5,940,827 (€4,356,408) was owed to Shell Petroleum N.V., an entity within the Royal Dutch/ Shell Group.

6.     Memorandum of association
The memorandum of association of Royal Dutch Shell provides that its primary object is to carry on business as a holding company. The objects of Royal Dutch Shell are set out in full in Clause 4 of its memorandum of association which is available for inspection at the address specified in paragraph 16 below.

7.     Articles of association
The Royal Dutch Shell Articles, which were adopted pursuant to a written resolution of Royal Dutch Shell passed on 17 May 2005 include provisions, inter alia, to the following effect:
7.1    Headquarters of Royal Dutch Shell
The headquarters of Royal Dutch Shell are required to be in The Netherlands. The meaning of “headquarters” under the Royal Dutch Shell Articles is established by the Royal Dutch Shell Board and can only be amended by a resolution of the Royal Dutch Shell Board in respect of which two-thirds of the Royal Dutch Shell directors who are present and voting vote in favour.
7.2    Arbitration and jurisdiction
All disputes:

•	between a holder of Royal Dutch Shell Shares in its capacity as such and Royal Dutch Shell or any subsidiary of Royal Dutch Shell or any of Royal Dutch Shell’s or its subsidiaries’ directors or former directors arising out of or in connection with the Royal Dutch Shell Articles or otherwise; and

•	to the fullest extent permitted by law, between Royal Dutch Shell or any subsidiary of Royal Dutch Shell and any of Royal Dutch Shell’s or its subsidiaries’ directors or former directors including all claims made by or on behalf of Royal Dutch Shell or any subsidiary of Royal Dutch Shell against any such director; and

•	between a holder of Royal Dutch Shell Shares in its capacity as such and any of Royal Dutch Shell’s professional service providers (which could include auditors, legal counsel, bankers and ADR depositaries) that have agreed with Royal Dutch Shell to be bound by the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles; and

•	between Royal Dutch Shell and its professional service providers arising in connection with any such dispute between a holder of Royal Dutch Shell Shares and a professional service provider, shall be exclusively and finally resolved by arbitration in The Hague, The Netherlands under the Rules of Arbitration of the International Chamber of Commerce (“ICC”).
Disputes relating to any failure or alleged failure by Royal Dutch Shell to pay all or part of a dividend which has been declared and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Royal Dutch Shell Articles.
The tribunal will consist of three arbitrators to be appointed in accordance with the rules of the ICC. The chairman must have at least 20 years experience as a lawyer qualified in practise in a common law jurisdiction within the Commonwealth and each other arbitrator must have at least 20 years experience as a qualified lawyer.
The language of the arbitration will be English.
The Royal Dutch Shell Articles also include a waiver by each party to the arbitration agreement evidenced or contained therein, to the fullest extent permitted by law, of: (i) any right under the laws of any jurisdiction to apply to any court of law or other judicial authority to determine any preliminary point of law, and/or (ii) any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, ruling or decision of the tribunal.
To the extent that a court or other competent authority in any jurisdiction determines that the provisions of the Royal Dutch Shell Articles relating to arbitration are invalid or unenforceable in relation to any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales.
Without prejudice to any other available right or remedy, Royal Dutch Shell and each holder of Royal Dutch Shell Shares acknowledges that damages alone may not be an adequate remedy for any breach of the exclusive English jurisdiction provisions of the Royal Dutch Shell Articles, so that in the event of a breach or anticipated breach of such provisions, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

The governing law of the Royal Dutch Shell Articles is the substantive law of England.

7.3    Share rights

The “B” Shares rank pari passu in all respects with the “A” Shares except for the Dividend Access Mechanism described in paragraph 7.7 below and in paragraph 8 of Part VII of these Listing Particulars. Royal Dutch Shell and Shell Transport can procure the termination of the Dividend Access Mechanism at any time. Upon such termination, the “B” Shares will form one class with the “A” Shares ranking pari passu in all respects and the “A” Shares and “B” Shares will be known as ordinary shares without further distinction.
Holders of Sterling Deferred Shares are entitled on a winding up (such entitlement ranking in priority to the holders of “A” Shares and “B” Shares but after the holders of Euro Deferred Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share. Apart from this right, the holders of the Sterling Deferred Shares will not be entitled to any participation in the profits or assets of Royal Dutch Shell. They will also not be entitled to receive notice of, nor to attend and/or speak or vote at, general meetings of Royal Dutch Shell. Subject to the Companies Act, Royal Dutch Shell has the right at any time to redeem any Sterling Deferred Share at a price not exceeding £1 for all the Sterling Deferred Shares redeemed at any one time without giving notice to the holders of the Sterling Deferred Shares. If a holder of a Sterling Deferred Share which is to be redeemed refuses to surrender the share certificate(s) or indemnity for such Sterling Deferred Share or if the holder selected by lot to receive the redemption monies fails or refuses to accept such redemption monies payable in respect of it, Royal Dutch Shell will retain such money and hold it on trust for the selected holder without interest but the Sterling Deferred Shares will be redeemed and cancelled by Royal Dutch Shell.
Holders of Euro Deferred Shares are entitled on a winding up (such entitlement ranking in priority to the holders of Sterling Deferred Shares and holders of Royal Dutch Shell Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Euro Deferred Share. In addition, each holder of Euro Deferred Shares is entitled (such entitlement ranking in priority to the holders of Sterling Deferred Shares and holders of Royal Dutch Shell Shares) in each financial year of Royal Dutch Shell to receive out of Royal Dutch Shell’s profits available for distribution and resolved under the Royal Dutch Shell Articles to be distributed, a non-cumulative preferential cash dividend of 1 per cent. of the nominal value of their Euro Deferred Shares. Apart from these rights, the holders of the Euro Deferred Shares will not be entitled to any participation in the profits or assets of Royal Dutch Shell. They will also not be entitled to receive notice of, nor to attend and/or speak or vote at, general meetings of Royal Dutch Shell or at any meeting of any class of shareholders of Royal Dutch Shell. Subject to the Companies Act, Royal Dutch Shell has the right at any time to redeem any Euro Deferred Share at a price not exceeding €0.01 for all the Euro Deferred Shares redeemed at any one time without giving notice to the holders of the Euro Deferred Shares. If a holder of a Euro Deferred Share which is to be redeemed refuses to surrender the share certificate(s) or indemnity for such Euro Deferred Share or if the holder selected by lot to receive the redemption monies fails or refuses to accept such redemption monies payable in respect of it, Royal Dutch Shell will retain such money and hold it on trust for the selected holder without interest but the Euro Deferred Shares will be redeemed and cancelled by Royal Dutch Shell. The rights attaching to the Euro Deferred Shares can only be amended by the holders of the Sterling Deferred Shares.
Subject to applicable law and existing shareholders’ rights, Royal Dutch Shell may issue shares with any rights or restrictions attached to them. These rights or restrictions can be decided either by an ordinary resolution passed by the Royal Dutch Shell Shareholders or by the Royal Dutch Shell directors as long as there is no conflict with any resolution passed by the Royal Dutch Shell Shareholders. Redeemable shares may be issued. Subject to the legislation and existing shareholders’ rights, Royal Dutch Shell may purchase all or any of its shares. Unissued shares are at the disposal of the Royal Dutch Shell directors.

7.4    General meetings of Royal Dutch Shell
Royal Dutch Shell must hold an annual general meeting each year in addition to any other general meetings held in the year. The annual general meeting will usually be held in The Netherlands but the

Royal Dutch Shell directors may decide otherwise. The Royal Dutch Shell directors will decide when and where the meeting is to be held. The notice calling the meeting must say that the meeting is the annual general meeting. The Royal Dutch Shell directors can call an extraordinary general meeting at any time, which will usually be held in The Netherlands but the Royal Dutch Shell directors may decide otherwise.
At least 21 clear days’ written notice must be given for every annual general meeting and for any other meeting to pass a special resolution or (except where the legislation provides otherwise) to pass a resolution of which special notice under the Companies Act has been given to Royal Dutch Shell. For all other general meetings, at least 14 clear days’ written notice must be given. The notice for any general meeting must state, amongst other things, (i) where the meeting is to be held and where any satellite meeting is to be held; and (ii) the date and time of the meeting. At the same time that written notice is given for any general meeting, an announcement of the date, time and place of that meeting, will, if practicable, be published in a national newspaper in The Netherlands.
Subject to legislation and the Royal Dutch Shell Articles, every Royal Dutch Shell Shareholder can attend a general meeting in person or by proxy. The Royal Dutch Shell directors can make arrangements that they, in their discretion, think appropriate to (i) regulate the number of people attending at a place where a general meeting (or adjourned meeting) is to be held; (ii) ensure the safety of people attending at that place; or (iii) enable attendance at that meeting or adjourned meeting, and can change those arrangements at any time. The arrangements can include (without limitation) the issue of tickets or the use of a random method of selection. In the case of a general meeting to which these arrangements apply, the Royal Dutch Shell directors can, when specifying the place of the meeting (i) direct that the meeting will be held at a place identified in the notice which the chairman of the meeting will attend; and (ii) make arrangements for simultaneous attendance and participation at other places by shareholders and proxies entitled to attend the meeting but excluded from it or who want to attend at one of the other places. The Royal Dutch Shell directors (or the chairman of the meeting in the case of an adjourned meeting) may resolve to enable persons entitled to attend a general meeting to do so by simultaneous attendance and participation at a satellite meeting place anywhere in the world. The Royal Dutch Shell Shareholders present in person or by proxy at satellite meeting places shall be counted in the quorum for, and entitled to vote at, the general meeting in question.
The right of a Royal Dutch Shell Shareholder to participate in the business of any general meeting shall include without limitation the right to speak, vote on a show of hands, vote on a poll, be represented by a proxy and have access to all documents which are required by legislation or the Royal Dutch Shell Articles to be made available at the meeting. Any proxy appointed in accordance with the Royal Dutch Shell Articles may speak at any general meeting of Royal Dutch Shell.

7.5    Voting rights
On a show of hands, every Royal Dutch Shell Shareholder present in person or by proxy at a general meeting or class meeting has one vote and every proxy appointed by a Royal Dutch Shell Shareholder and present at a general meeting (other than the chairman of the meeting) will have one vote. On a poll, every Royal Dutch Shell Shareholder present in person or by proxy has one vote for every Royal Dutch Shell Share held by him. This is subject to any rights or restrictions which are given to any class of shares. No Royal Dutch Shell Shareholder is entitled to vote Royal Dutch Shell Shares at any general meeting or class meeting if he has not paid all amounts relating to those Royal Dutch Shell Shares which are due at the time of the meeting or if he has been served with a restriction notice (as defined in the Royal Dutch Shell Articles) after failure to provide Royal Dutch Shell with information concerning interests in those Royal Dutch Shell Shares required to be provided under the legislation.

The Royal Dutch Shell Articles provide that proxies of Royal Dutch Shell Shareholders will be entitled:

(i)	to attend and speak at general meetings of Royal Dutch Shell; and

(ii)	to vote on a poll and on a show of hands.
Before a general meeting starts to do business, there must be a quorum present. The Royal Dutch Shell Articles specify that any two persons who are entitled to vote constitute a quorum for the purposes of a general meeting.

7.6    Dividends and other distributions
The Royal Dutch Shell Shareholders may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Royal Dutch Shell directors. Subject to the legislation, the Royal Dutch Shell directors may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Royal Dutch Shell, in the opinion of the Royal Dutch Shell directors, justifies any such payments. If the Royal Dutch Shell directors act in good faith, they are not liable for any loss that Royal Dutch Shell Shareholders may suffer because a lawful dividend has been paid on other shares that rank equally with or behind their Royal Dutch Shell Shares.
The Royal Dutch Shell directors may withhold all or any part of any dividend or other moneys payable in respect of the Royal Dutch Shell Shares from a person with a 0.25 per cent. or greater holding of the existing capital (calculated excluding any shares held as treasury shares) if such a person has been served with a restriction notice (as defined in the Royal Dutch Shell Articles) after failure to provide Royal Dutch Shell with information concerning interests in those Royal Dutch Shell Shares required to be provided under the legislation.
Except in relation to the Dividend Access Mechanism, all dividends on the Royal Dutch Shell Shares will be divided and paid in proportions based on the amounts paid up on the Royal Dutch Shell Shares during any period for which the dividend is paid. Dividends may be declared or paid in any currency, unless the rights attached to any Royal Dutch Shell Shares or the terms of any Royal Dutch Shell Shares or the Royal Dutch Shell Articles say otherwise. The Royal Dutch Shell directors may offer holders of Royal Dutch Shell Shares the choice to receive dividends and other money payable in respect of such shares in a currency other than that in which the dividend or other money payable is declared.
The Royal Dutch Shell directors may, if authorised by an ordinary resolution of the Royal Dutch Shell Shareholders, offer Royal Dutch Shell Shareholders (excluding any member holding shares as treasury shares) the right to choose to receive extra Royal Dutch Shell Shares which are credited as fully paid instead of some or all of their cash dividend.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment will be forfeited and go back to Royal Dutch Shell unless the Royal Dutch Shell directors decide otherwise.
Royal Dutch Shell may stop sending dividend payments through the post or cease using any other method of payment (including payment through CREST) if (i) for two consecutive dividends, the payments sent through the post have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed; or (ii) for any one dividend, the payment sent through the post has been returned undelivered or remains uncashed during the period for which it is valid or the payment by any other method has failed and reasonable enquiries have failed to establish any new address or account of the registered shareholder. Royal Dutch Shell will recommence sending dividend payments if requested in writing by the Royal Dutch Shell Shareholder or the person entitled by law to the Royal Dutch Shell Shares.
If Royal Dutch Shell is wound up, the liquidator may, with the sanction of an extraordinary resolution passed by the Royal Dutch Shell Shareholders, divide among the Royal Dutch Shell Shareholders (excluding any member holding shares as treasury shares) the whole or any part of the assets of Royal Dutch Shell. This applies whether the assets consist of property of one kind or of different kinds.

7.7    Dividend Access Mechanism
Where any amount paid by way of dividend by a subsidiary of Royal Dutch Shell is received by the Trustee on behalf of any holder of “B” Shares and paid by the Trustee to such holder, the entitlement of such holder to be paid any dividend declared by Royal Dutch Shell will be reduced by the corresponding amount which has been paid by the Trustee to such holder.

7.8    Disclosure of interests in shares
Section 212 of the Companies Act provides a public company with the statutory means to ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.
The Royal Dutch Shell Articles provide that in any statutory notice under section 212, Royal Dutch Shell will ask for details of those who have an interest and the extent of their interest in a particular holding. The Royal Dutch Shell Articles also provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, Royal Dutch Shell can decide to restrict the rights relating to the identified shares and send out a restriction notice to the holder. The restriction notice will state that the identified shares no longer give the shareholders any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25 per cent. or more (in amount or in number) of the existing shares of a class (calculated exclusive of any shares of that class held as treasury shares) at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the directors can withhold any dividend or part of a dividend or other moneys which would otherwise be payable in respect of the identified shares without any liability to pay interest when such moneys are finally paid to the shareholder; and (ii) the directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale.
The Royal Dutch Shell Articles do not restrict in any way the provision of section 212 of the Companies Act.

7.9    Variation of rights
If the legislation allows this, rights attached to the Royal Dutch Shell Shares may be changed if this is approved either in writing by shareholders holding at least three-quarters in nominal value of the issued shares of the relevant class (calculated excluding any shares of the relevant class held as treasury shares) or by an extraordinary resolution passed at a separate meeting of the holders of the relevant class (this is called a “class meeting”). At every such class meeting (except an adjourned meeting) the quorum is one person holding or representing by proxy not less than one-third in nominal value of the issued shares of the relevant class (calculated excluding any shares of the relevant class held as treasury shares).

7.10  Pre-emption rights
The Royal Dutch Shell Articles do not include any provisions relating to pre-emption rights. Subject to applicable law and the Royal Dutch Shell Articles, any shares issued by Royal Dutch Shell for cash must first be offered to existing Royal Dutch Shell Shareholders in proportion to their holdings. Both the Companies Act and the Listing Rules allow for the disapplication of shareholders’ pre-emption rights. The pre-emption rights may be waived by special resolution of the Royal Dutch Shell Shareholders, either generally or specifically, for a maximum period not exceeding five years.

7.11  Form and transfer of shares

(a)	The Royal Dutch Shell Shares are in registered form.

(b)	Any Royal Dutch Shell Shares may be held in uncertificated form and a Royal Dutch Shell Shareholder may transfer some or all of his uncertificated shares through CREST. Provisions of the Royal Dutch Shell Articles do not apply to any uncertificated shares to the extent that those provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of Royal Dutch Shell Shares through CREST.

(c)	Unless the Royal Dutch Shell Articles say otherwise, a Royal Dutch Shell Shareholder may transfer some or all of his certificated Royal Dutch Shell Shares. The transfer must be either in the usual standard form or in any other form which the directors may approve. The share transfer form must be signed or made effective in some other way by or on behalf of the person making the transfer. In the case of a partly-paid Royal Dutch Shell Share, it must also be signed or made effective in some other way by, or on behalf of, the person to whom the Royal Dutch Shell Share is being transferred.

(d)	The person transferring the Royal Dutch Shell Shares will continue to be treated as a Royal Dutch Shell Shareholder until the name of the person to whom it is transferred is put on the register for that Royal Dutch Shell Share.

(e)	The Royal Dutch Shell directors may, without giving any reason, refuse to register the transfer of any Royal Dutch Shell Shares which are not fully paid. The Royal Dutch Shell directors may also refuse to register the transfer of any Royal Dutch Shell Shares in the following circumstances:

Certificated shares

(i)	A share transfer form cannot be used to transfer more than one class of Royal Dutch Shell Shares. Each class needs a separate form.

(ii)	Transfers may not be in favour of more than four joint holders.

(iii)	The share transfer form must be properly stamped or certified or otherwise shown to the Royal Dutch Shell directors to be exempt from stamp duty and must be accompanied by the relevant share certificate and such other evidence of the right to transfer as the directors may reasonably require.
                Uncertificated shares

(i)	Registration of a transfer of uncertificated shares can be refused in the circumstances set out in the CRESTCo Regulations.

(ii)	Transfers may not be in favour of more than four joint holders.
                The Royal Dutch Shell directors may refuse to register a transfer of any certificated Royal Dutch Shell Shares by a person with a 0.25 per cent. or greater holding of the existing capital (calculated excluding any shares held as treasury shares) if such a person has received a restriction notice (as defined in the Royal Dutch Shell Articles) after failure to provide Royal Dutch Shell with information concerning interests in those Royal Dutch Shell Shares required to be provided under the legislation unless the Royal Dutch Shell directors are satisfied that they have been sold outright to an independent third party.

7.12	Alteration of share capital
The Royal Dutch Shell Shareholders can by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the legislation) sub-divide its shares or any of them. Subject to the legislation, the Royal Dutch Shell Shareholders can by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Royal Dutch Shell may, subject to the legislation and existing Royal Dutch Shell Shareholders’ rights, and to any requirements imposed by any relevant listing authority in respect of securities admitted to listing, purchase its own shares including redeemable shares.

7.13	Directors

(a)	Appointment of Royal Dutch Shell directors
Royal Dutch Shell directors may be appointed by the Royal Dutch Shell Shareholders by ordinary resolution or by the Royal Dutch Shell directors. A Royal Dutch Shell director appointed by the Royal Dutch Shell directors must retire from office at the first annual general meeting after his appointment. A Royal Dutch Shell director who retires in this way is then eligible for election.

(b)	Age of Royal Dutch Shell directors
No person is disqualified from being appointed a Royal Dutch Shell director or is required to stop being a Royal Dutch Shell director because he has reached the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing a Royal Dutch Shell director who is aged 70 or more. Any notice of a meeting at which a resolution will be proposed to appoint or re-appoint a Royal Dutch Shell director who is aged 70 or more must state the fact that the relevant Royal Dutch Shell director is aged 70 or more.

(c)	Retirement of Royal Dutch Shell directors
Each Royal Dutch Shell director must retire every three years at the annual general meeting of Royal Dutch Shell. Any Royal Dutch Shell director who is aged 70 or more or who has been in office, other than as a Royal Dutch Shell director holding an executive position, for a continuous period of nine years or more must also retire.
Special provisions apply in respect of the Royal Dutch Shell 2006 and 2007 annual general meetings as follows. At the Royal Dutch Shell annual general meeting in 2006, any director who was a director of Shell Transport immediately after the conclusion of its 2005 annual general meeting and who did not retire at the Shell Transport 2004 or 2005 general meeting and any director who was a director of Royal Dutch immediately after the conclusion of its 2005 annual general meeting and who did not retire at the Royal Dutch 2004 or 2005 general meeting must retire. At the Royal Dutch Shell annual general meeting in 2007 any director who was a director of Shell Transport immediately after the conclusion of its 2005 annual general meeting and who did not retire at that general meeting and any director who was a director of Royal Dutch immediately after the conclusion of its 2005 annual general meeting and who did not retire at that general meeting must retire.

(d)	Removal of Royal Dutch Shell directors by special resolution
The Royal Dutch Shell Shareholders can by special resolution remove any Royal Dutch Shell director before the expiration of his period of office.

(e)	Vacation of office by Royal Dutch Shell directors
A Royal Dutch Shell director immediately stops being a director if he gives the company a written notice of resignation or if he gives the company a written notice in which he offers to resign and the other Royal Dutch Shell directors decide to accept the offer. A Royal Dutch Shell director will also immediately stop being a director if all of the other Royal Dutch Shell directors pass a resolution or sign a written notice requiring the Royal Dutch Shell director to resign. If a Royal Dutch Shell director is suffering from mental ill-health, or if a Royal Dutch Shell director has missed directors’ meetings for a continuous period of six months without permission, the other Royal Dutch Shell directors may pass a resolution removing him from office. A Royal Dutch Shell director will also immediately stop being a director if a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally, if he is prohibited from being a director under any legislation or he ceases to be a director under the legislation or is removed from office under the terms of the Royal Dutch Shell Articles.
There is no provision for the suspension of directors contained within the Royal Dutch Shell Articles.

(f)	Remuneration of Royal Dutch Shell directors
The total fees paid to all of the Royal Dutch Shell directors (excluding any payments made under any other provision of the Royal Dutch Shell Articles) must not exceed £2,500,000 a year or any higher sum decided on by an ordinary resolution of the Royal Dutch Shell Shareholders.
The Royal Dutch Shell directors or any committee authorised by the Royal Dutch Shell directors will decide how much remuneration a Royal Dutch Shell director appointed to an executive office will receive (whether as salary, commission, profit share or any other form of remuneration) and whether this is in addition to or in place of his fees as a Royal Dutch Shell director.
The Royal Dutch Shell directors or any committee authorised by the Royal Dutch Shell directors can give special pay to any Royal Dutch Shell director who, in their view, performs any special or extra services for Royal Dutch Shell.
Royal Dutch Shell may pay the reasonable travel, hotel and incidental expenses of each Royal Dutch Shell director incurred in attending and returning from general meetings of Royal Dutch Shell, meetings of the Royal Dutch Shell directors or committees of the Royal Dutch Shell directors or any other meetings which as a Royal Dutch Shell director he is entitled to attend. Royal Dutch Shell will pay all other expenses properly and reasonably incurred by each Royal Dutch Shell director in connection with Royal Dutch Shell’s business or in the performance of his duties as a Royal Dutch Shell director. Royal Dutch Shell can also fund a Royal Dutch Shell director’s expenditure on defending proceedings as provided by the Companies Act.

(g)	Pensions and gratuities for Royal Dutch Shell directors
The Royal Dutch Shell directors or any committee authorised by the Royal Dutch Shell directors may decide whether to provide pensions or other benefits to any Royal Dutch Shell director or former Royal Dutch Shell director, or any relation or dependant of, or person connected to, such a person. However, if the Royal Dutch Shell directors want to provide a benefit to a Royal Dutch Shell director or former Royal Dutch Shell director who has not been employed by or held an office or executive position in Royal Dutch Shell or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of Royal Dutch Shell or any such other company, the Royal Dutch Shell Shareholders must also pass an ordinary resolution to approve the payment.

(h)	Permitted interests of Royal Dutch Shell directors
If the legislation allows, and provided he has disclosed the nature and extent of his interest to the Royal Dutch Shell directors, a Royal Dutch Shell director can: (i) have an interest in any contract with, or involving, Royal Dutch Shell or any other company in which Royal Dutch Shell has an interest; (ii) hold any other position (other than as auditor) in Royal Dutch Shell as well as being a Royal Dutch Shell director; (iii) acting alone, or through some firm with which he is associated, do paid professional work for Royal Dutch Shell or any other company in which Royal Dutch Shell has an interest (other in each case than as auditor); and (iv) hold any position within, or be a shareholder of, or have any other kind of interest in, any company in which Royal Dutch Shell has an interest. A Royal Dutch Shell director does not have to hand over to Royal Dutch Shell any benefit he receives as a result of doing any of these things, nor is any contract which is allowed under these provisions liable to be avoided.

(i)	Restrictions on voting
Except as mentioned below, a Royal Dutch Shell director cannot vote on, or be counted in a quorum in relation to, any resolution of the Royal Dutch Shell Board on any contract in which he has an interest which he knows is material. Interests purely as a result of an interest in Royal Dutch Shell Shares, debentures or other securities are disregarded. These prohibitions do not apply so long as the only material interest that a Royal Dutch Shell director has in it is included in the following list:

(i)	a resolution about giving him any guarantee, security or indemnity for any money which he, or any other person, has lent at the request, or for the benefit, of Royal Dutch Shell or any of its subsidiary undertakings;

(ii)	a resolution about giving him any guarantee, security or indemnity for any liability which he, or any other person, has incurred at the request, or for the benefit, of Royal Dutch Shell or any of its subsidiary undertakings;

(iii)	a resolution about giving any guarantee, security or any indemnity to any other person for a debt or obligation which is owed by Royal Dutch Shell or any of its subsidiary undertakings to that other person, if the Royal Dutch Shell director has taken responsibility for some or all of that debt or obligation. The Royal Dutch Shell director can take this responsibility by giving a guarantee, indemnity or security;

(iv)	a resolution relating to an offer by Royal Dutch Shell or any of its subsidiary undertakings of any shares or debentures or other securities for subscription or purchase, if the Royal Dutch Shell director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(v)	a resolution about a contract involving any other company if the Royal Dutch Shell director (together with any person connected with the Royal Dutch Shell director) has an interest of any kind in that company (including an interest by holding any position in that company, or by being a shareholder of that company). This does not apply if he knows that he and any persons connected with him hold an interest in shares representing one per cent. or more of:

(a)	any class of equity share capital of that company (calculated exclusive of any shares of that class in that company held as (treasury shares); or

(b)	the voting rights in that company.

Any of these interests of one per cent. or more are treated as being material interests;

(vi)	a resolution about an arrangement for the benefit of employees of Royal Dutch Shell or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates;

(vii)	a resolution about a contract relating to any insurance which Royal Dutch Shell can buy and renew for the benefit of Royal Dutch Shell directors or of a group of people which includes Royal Dutch Shell directors; or

(viii)	a resolution about a contract relating to a pension, superannuation or similar retirement, death or disability benefits scheme or employees’ share scheme, which gives the Royal Dutch Shell director benefits which are also generally given to the employees to whom the scheme relates.
Subject to the legislation, the Royal Dutch Shell Shareholders may by ordinary resolution suspend or relax the above provisions to any extent or ratify any contract which has not been properly authorised in accordance with the Royal Dutch Shell Articles.

(j)	Borrowing and other powers
The Royal Dutch Shell directors shall manage Royal Dutch Shell’s business and can use all of Royal Dutch Shell’s powers. But this does not apply where the memorandum of association, the Royal Dutch Shell Articles or the legislation says that powers can only be used by the Royal Dutch Shell Shareholders voting to do so at a general meeting of Royal Dutch Shell and it is also subject to any regulations laid down by the Royal Dutch Shell Shareholders by passing a special resolution at a general meeting. In particular, the Royal Dutch Shell directors may exercise all Royal Dutch Shell’s powers to borrow money, to mortgage or charge all or any of Royal Dutch Shell’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities and to give security for any debt, liability or obligation of Royal Dutch Shell or of any third party. The Royal Dutch Shell directors will limit the total borrowings of Royal Dutch Shell and, so far as they are able, its subsidiary undertakings to ensure that the total amount of the RDS Group’s borrowings (as defined in the Royal Dutch Shell Articles) does not exceed 2 times Royal Dutch Shell’s adjusted capital and reserves (as defined in the Royal Dutch Shell Articles). However, the Royal Dutch Shell Shareholders may pass an ordinary resolution allowing borrowings to exceed such limit.

7.14	Shareholders resident abroad or on branch registers
Any Royal Dutch Shell Shareholder whose registered address is not within the United Kingdom or The Netherlands can give Royal Dutch Shell a postal address within the United Kingdom or The Netherlands to which notices and other documents (as defined in the Royal Dutch Shell Articles) may be sent to him. Alternatively, if the Royal Dutch Shell directors agree, such Royal Dutch Shell Shareholder can have notices and other documents sent to him by electronic communications (as defined in the Royal Dutch Shell Articles) to an address provided by such Royal Dutch Shell Shareholder. Otherwise, subject to the provisions of the Listing Rules, a Royal Dutch Shell Shareholder whose address on the register is outside the United Kingdom or The Netherlands is not entitled to receive any notices or other documents from Royal Dutch Shell. For a Royal Dutch Shell Shareholder registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

7.15	Amendment of articles
The Royal Dutch Shell Articles do not include any provisions relating to their amendment. Under the Companies Act, Royal Dutch Shell Shareholders have the power to amend, if permitted by legislation, any provision of the Royal Dutch Shell Articles by special resolution. The Royal Dutch Shell Articles provide that the rights attached to the Royal Dutch Shell Shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of the relevant class by amount (excluding any shares of the relevant class held as treasury shares) or by an extraordinary resolution passed at a separate meeting of holders of the relevant class of shares.

8.	Political donations
At its annual general meeting on 12 May 2005, a shareholder resolution was passed authorising Royal Dutch Shell to make donations to European Union (“EU”) political organisations not exceeding £125,000 in total and to incur EU political expenditure not exceeding £125,000 in total during the period beginning with the date of the passing of the resolution and ending on 30 June 2006 or, if sooner, the conclusion of the annual general meeting of Royal Dutch Shell to be held in 2006. Such authority was expressed so as to enable any such donation to be made or expenditure to be incurred either by Royal Dutch Shell or by its subsidiaries. In this resolution, the terms “donation”, “EU political organisation” and “EU political expenditure” were expressed to have the meanings set out in Section 347A of the Companies Act.
It is not intended to change the Royal Dutch/Shell Group’s current practice of not making donations to political parties. However, the UK Political Parties, Elections and Referendums Act 2000 defines political donations and expenditure very widely and involves areas of uncertainty and ambiguity. The resolution is therefore a precautionary measure which has been taken to avoid inadvertently contravening that Act.

9.	Material contracts
The following contracts are the only contracts (not being contracts entered into in the ordinary course of business):

(i)	which Royal Dutch Shell, Royal Dutch, Shell Transport or any member of the Royal Dutch/Shell Group has entered into in the two years immediately preceding the date of this document which are or may be material; or

(ii)	which have been entered into by Royal Dutch Shell, Royal Dutch, Shell Transport or any member of the Royal Dutch/ Shell Group at any other time and which contain provisions under which Royal Dutch Shell, Royal Dutch, Shell Transport or any member of the Royal Dutch/ Shell Group has an obligation or entitlement that is material to Royal Dutch Shell, Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group as if they were one group of companies as at the date of this document.

9.1	Implementation Agreement
The Implementation Agreement governs the implementation of the Transaction and was executed by Royal Dutch, Shell Transport and Royal Dutch Shell on 18 May 2005.
Key provisions of the Implementation Agreement include:
Statement of principles Royal Dutch and Shell Transport have acknowledged the following statement of principles as a means of changing the relationship between them: “Mindful of the advantages conferred on their shareholders, businesses, employees and other stakeholders by the national origins of Royal Dutch and Shell Transport and their respective cultures and heritage, and anxious that those advantages are not lost in future, while being conscious of the international character and business of the Royal Dutch/Shell Group, Royal Dutch and Shell Transport will use all reasonable endeavours to ensure that proper account shall be taken in the creation and conduct of Royal Dutch Shell, of the national origins, cultures and heritage of Royal Dutch and Shell Transport, in particular with respect to: (i) the business principles by which business is conducted; (ii) the appointment of Royal Dutch Shell directors; (iii) Royal Dutch Shell’s governance; (iv) the terms of reference of any committee of the Royal Dutch Shell Board; and (v) the drafting of any agreements by which the new structure is implemented.”
Communications with shareholders and general meetings To accomplish the objectives envisaged by the statement of principles described above, Royal Dutch Shell, Royal Dutch and Shell Transport have agreed that the Royal Dutch Shell annual report and accounts will be in English and a Dutch translation will be made available on request. All other Royal Dutch Shell Shareholder publications will be produced in English with a Dutch translation being made available should the Royal Dutch Shell Board consider it appropriate to do so. Furthermore, Royal Dutch Shell, Royal Dutch and Shell Transport have agreed that Royal Dutch Shell general meetings will generally be held in The Netherlands, drawing as necessary on technological links to permit active two-way participation by persons physically present in the UK and The Netherlands.
Conditions of the Transaction Royal Dutch, Shell Transport and Royal Dutch Shell have agreed that Completion is conditional upon the Royal Dutch Offer becoming unconditional and the Scheme becoming effective in accordance with their terms by 31 December 2005 (or such later date as the parties may agree and the High Court may allow). Royal Dutch, Shell Transport and Royal Dutch Shell have agreed that the Royal Dutch Offer and the Scheme shall be conditional upon the satisfaction (or waiver where permitted by the terms thereof) of various conditions. Furthermore, Royal Dutch, Shell Transport and Royal Dutch Shell have agreed, subject to their respective directors’ fiduciary duties, to use all reasonable endeavours to implement the Transaction in the form described in the Offer Documents, the Shell Transport Scheme Documents and these Listing Particulars and as otherwise provided in the Implementation Agreement, provided that the Implementation Agreement does not create any enforceable obligations against any party other than Royal Dutch, Shell Transport and Royal Dutch Shell.
Conduct of business Royal Dutch, Shell Transport and Royal Dutch Shell have undertaken that, between the date of the Implementation Agreement and Completion (or, if earlier, termination of the Implementation Agreement) they will conduct business in the ordinary and usual course and will not, subject to the fiduciary duties of their directors, take any step which might jeopardise or hinder Completion.
The Royal Dutch Offer and the Scheme Royal Dutch Shell has agreed with Royal Dutch and Shell Transport to make the Royal Dutch Offer on the terms set out in the Offer Documents. Royal Dutch has agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavours to procure the satisfaction of the conditions to the Royal Dutch Offer and to implement the Royal Dutch Offer in accordance with its terms as set out in the Offer Documents. In addition, Royal Dutch Shell has agreed not to vary, terminate or withdraw the Royal Dutch Offer or to waive the conditions to the Royal Dutch Offer or to determine whether such conditions have been satisfied without the prior written consent of Royal Dutch and Shell Transport.
Similarly, Shell Transport has agreed, subject to its directors’ fiduciary duties, to use all reasonable endeavours to procure the satisfaction of the conditions to the Scheme and to implement the Scheme in accordance with its terms as set out in the Shell Transport Scheme Documents with, or subject to, any modification, addition or condition approved or imposed by the High Court. Shell Transport has agreed not to vary (including accepting any modification, addition or condition imposed by the High Court), terminate or withdraw the Scheme or to waive the conditions to the Scheme or to determine whether any of the conditions to the Scheme have been satisfied without the prior written consent of Royal Dutch.
Constitution and governance Royal Dutch, Shell Transport and Royal Dutch Shell have agreed that Royal Dutch Shell will adopt certain corporate governance arrangements and that it will comply with such arrangements.
These governance arrangements relate to:

•	the role, appointment, composition and responsibilities of the Royal Dutch Shell Board;

•	the role and responsibilities of the non-executive directors;

•	the establishment and composition of the committees of the Royal Dutch Shell Board;

•	meetings of the Royal Dutch Shell Board and committees of the Royal Dutch Shell Board;

•	the appointment and responsibilities of the Chairman and Deputy Chairman of the Royal Dutch Shell Board;

•	the appointment, suspension and removal of the Chief Executive of Royal Dutch Shell;

•	the responsibilities, authorities and accountability of the Chief Executive and the Executive Committee of Royal Dutch Shell; and

•	the composition and meetings of the Executive Committee.
Termination of Existing Agreements Royal Dutch and Shell Transport have agreed that, with effect from Completion, all Existing Agreements between them will terminate automatically.

Termination Royal Dutch may terminate the Implementation Agreement in the event that the resolution approving the Scheme is not passed at the Court Meeting by the requisite majority. Furthermore, the Implementation Agreement will terminate automatically if a resolution approving the Implementation Agreement is put to the Royal Dutch Shareholders and is not approved by the requisite majority. In addition, if, by 31 December 2005, any of the conditions to the Royal Dutch Offer or the Scheme have not been satisfied or waived in accordance with their terms or the Transaction has not become effective in accordance with its terms, the Implementation Agreement may be terminated by either Royal Dutch or Shell Transport. Shell Transport has undertaken not to proceed with the Scheme and to withdraw the Scheme in the event that prior to the Hearing Date the Implementation Agreement is terminated in accordance with its terms.
Governing law and arbitration The Implementation Agreement is governed by English law and disputes are to be settled by arbitration to be held in The Hague in accordance with the UNCITRAL Arbitration Rules, the authority being the International Chamber of Commerce’s International Court of Arbitration.
9.2    Unification Protocol
On 28 October 2004, Royal Dutch and Shell Transport entered into the Unification Protocol pursuant to which they confirmed that they had conducted discussions and negotiations in relation to their unification under a new holding company, Royal Dutch Shell, and that they expected to be able to reach definitive terms of such unification on the basis set out in the draft of the press announcement of 28 October 2004 which was attached to the Unification Protocol.
Royal Dutch and Shell Transport agreed that, subject to their respective directors’ fiduciary duties, they would use their best efforts to negotiate and execute a definitive implementation agreement on the basis of the terms outlined in the draft press announcement referred to above taking into account, where appropriate, comments to be made by competent employee representative bodies in the UK and The Netherlands, including the Shell European Forum.

Royal Dutch and Shell Transport agreed that article 84 of the draft articles of association of Royal Dutch Shell, which specified that the headquarters of Royal Dutch Shell should be in The Netherlands, was in agreed form.
Royal Dutch and Shell Transport undertook that, between the date of the Unification Protocol and completion of the unification (or, if earlier, termination of the Unification Protocol), they would conduct business in the ordinary and usual course and would not, subject to the fiduciary duties of their directors, take any step which might jeopardise or hinder completion of the unification.
The Unification Protocol is governed by English law and disputes are to be settled by arbitration to be held in The Hague in accordance with the UNCITRAL Arbitration Rules, the authority being the International Chamber of Commerce’s International Court of Arbitration.
9.3    Adjustment agreement
By an adjustment agreement entered into between Royal Dutch and Shell Transport dated 5 July 1907, Royal Dutch and Shell Transport confirmed their 60:40 interest in the Royal Dutch/Shell Group, consisting of one Dutch company and one English company at that time. Among other things, Royal Dutch and Shell Transport agreed that:

•	unless and until otherwise agreed in writing, Royal Dutch and Shell Transport would continue to hold the shares in those companies for themselves or their nominees for their own exclusive benefit and would not dispose of any such shares unless otherwise agreed in writing;

•	aggregate dividends declared by those companies would be paid to Royal Dutch and Shell Transport respectively in the proportions 60:40;

•	Royal Dutch would be permitted to appoint six directors of the Dutch company, with a right to appoint a seventh with Shell Transport’s consent, and Shell Transport would be permitted to appoint three(1);

•	Royal Dutch and Shell Transport would use, and procure their respective nominees to use, any voting or other powers vested in them as shareholders in those companies to procure that, before those companies declared any dividends out of profits, the directors of those companies should set aside, in such proportions as they see fit, a reserve fund to meet contingencies, for special dividends, for repairing or maintaining the properties of those two companies or for any other purpose as the directors of those companies in their discretion see fit, until the reserve reaches a total of £1 million. Such reserve would not be permitted to be employed in the business of either of those companies except with the consent of four-fifths of the directors of each of those companies;

•	Royal Dutch and Shell Transport would use, and procure their respective nominees to use, any voting or other powers vested in them as shareholders in those companies to procure that no voluntary liquidation of those companies, and no sale of the undertaking of either of those companies, would be effected except with the consent of the holders of four-fifths of the share capital of such company; and

•	in the event of the liquidation or sale of the businesses or business of both or either of those companies other than for the purpose of reconstruction or amalgamation at any time prior to 1932, the assets of those two companies would become divisible between Royal Dutch and Shell Transport and their respective nominees equally up to a total of £9,000,000, and any surplus beyond that sum would be divided between them in the proportions 60:40.

(1)	These numbers were amended in subsequent agreements.

10.    Significant changes
10.1  Royal Dutch Shell
There have been no significant changes in the financial or trading position of Royal Dutch Shell since 31 March 2005, the date of the unaudited first quarter 2005 financial information (see Part XVI of these Listing Particulars).
10.2  Royal Dutch/ Shell Group, Royal Dutch and Shell Transport
There have been no significant changes in the financial or trading position of:

(i)	the Royal Dutch/ Shell Group since 31 March 2005 (the date to which the latest unaudited published financial information of the Royal Dutch/ Shell Group was prepared);

(ii)	Royal Dutch since 31 March 2005 (the date to which the latest unaudited published financial information of Royal Dutch was prepared); or

(iii)	Shell Transport since 31 March 2005 (the date to which the latest unaudited published financial information of Shell Transport was prepared).
11.    Exchange controls
There is no legislative or other legal provision currently in force in England or arising under the Royal Dutch Shell Articles restricting remittances to non-resident Royal Dutch Shell Shareholders or affecting the import or export of capital for use by Royal Dutch Shell.
12.    United Kingdom tax
The comments set out below summarise certain material UK tax consequences for holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs in respect of the ownership and disposal of Royal Dutch Shell Shares or Royal Dutch Shell ADRs. They are based on current law and on what is understood to be current HMRC practice. They are intended as a general guide and, except where otherwise stated, apply only to holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who are resident or (if individuals) ordinarily resident for tax purposes in the United Kingdom, who hold their Royal Dutch Shell Shares or Royal Dutch Shell ADRs as an investment, who are the absolute beneficial owners of their Royal Dutch Shell Shares or Royal Dutch Shell ADRs and who are not (and have not in the previous seven years been) employees of Shell Transport or Royal Dutch or of any person connected with Shell Transport or Royal Dutch. The comments assume that holders of Royal Dutch Shell ADRs will in practice be treated for the purposes of United Kingdom tax as the beneficial owners of the Royal Dutch Shell Shares represented by the Royal Dutch Shell ADRs.
Any holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who are in any doubt as to their UK tax position in respect of the ownership or disposal of Royal Dutch Shell Shares or Royal Dutch Shell ADRs should consult their own professional advisers without delay. It should be noted that special considerations may apply to holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who acquire their Royal Dutch Shell Shares or Royal Dutch Shell ADRs by exercising options.

12.1    Dividends on Royal Dutch Shell Shares

The comments set out below apply to dividends paid by Royal Dutch Shell (i) on the “A” Shares to holders of the “A” Shares and holders of the “A” ADRs, and (ii) on the “B” Shares to holders of the “B” Shares and holders of the “B” ADRs. Dividends may be paid on the “B” Shares if equivalent dividends are not paid by Shell Transport on the Dividend Access Share pursuant to the Dividend Access Mechanism described in paragraph 8 of Part VII of these Listing Particulars. Details of the tax treatment of dividends paid on the Dividend Access Share are set out in paragraph 12.2 below.

Holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the relevant “A” Shares (and of any dividends paid by Royal Dutch Shell on the “B” Shares) rather than on the amount actually received net of any Dutch withholding tax (further details of which can be found in paragraph 13.2 below). Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on the Royal Dutch Shell Shares at the dividend ordinary rate (currently 10 per cent.) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent.). Because Royal Dutch Shell is resident for tax purposes in The Netherlands and not in the United Kingdom, the tax credit mentioned in paragraph 12.2 below will not be available in respect of dividends paid by Royal Dutch Shell.
Credit will generally be available for Dutch tax required to be deducted or withheld from the dividends paid on the Royal Dutch Shell Shares against income tax or corporation tax to which the holder of the Royal Dutch Shell Shares or Royal Dutch Shell ADRs is liable in respect of the dividend, to the extent that the amount required to be deducted or withheld cannot be reduced by a claim under the treaty for the avoidance of double taxation between The Netherlands and the United Kingdom. As a result, individual holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who are chargeable to income tax at the dividend ordinary rate on the whole of such dividends and who claim that credit through their tax return should have no further tax to pay in respect of those dividends. Individual holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who are chargeable to income tax on all or any portion of the dividends at the dividend upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. Holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who are chargeable to corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their corporation tax liability.
Any holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs who do not currently receive notice from HMRC requiring them to submit a tax return are advised that they will need to notify HMRC that they have overseas income following the first payment of a dividend by Royal Dutch Shell on any Royal Dutch Shell Shares that they hold or that relate to Royal Dutch Shell ADRs that they hold.
12.2  Dividends on Dividend Access Share
Please see paragraph 8 of Part VII of these Listing Particulars for a description of the Dividend Access Mechanism pursuant to which dividends may be paid on the Dividend Access Share.
Holders of “B” Shares or “B” ADRs will be treated as beneficially entitled to their proportionate share of any dividend paid by Shell Transport on the Dividend Access Share pursuant to the Dividend Access Mechanism.
There will be no UK withholding tax on dividends paid on the Dividend Access Share.
A holder of “B” Shares or “B” ADRs who is an individual will be entitled to a tax credit equal to one-ninth of his proportionate share of any such dividend. The individual will be taxable on the total of his proportionate share of the dividend and the related tax credit (the “gross dividend”), which will be regarded as the top slice of the individual’s income. The tax credit will, however, be treated as discharging the individual’s liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, if a holder’s proportionate share of a dividend is £90, that proportionate share will carry a tax credit of £10 and the income tax payable on such share of the dividend by an individual liable to income tax at the higher rate would be £32.50 (32.5 per cent. of £100) less the tax credit of £10, leaving a net tax charge of £22.50.
Any individual holder of “B” Shares or “B” ADRs who is not liable to tax on his proportionate share of dividends paid on the Dividend Access Share by Shell Transport will not be entitled to claim payment of the tax credit in respect of such share of those dividends.
A corporate holder of “B” Shares or “B” ADRs will not generally be taxable on its proportionate share of any dividend paid on the Dividend Access Share by Shell Transport.

Holders of “B” Shares or “B” ADRs who are resident for tax purposes in a jurisdiction other than the United Kingdom should consult their own tax advisers concerning their tax liabilities on their proportionate share of dividends paid on the Dividend Access Share by Shell Transport.
12.3  Disposals of Royal Dutch Shell Shares or Royal Dutch Shell ADRs

(a)	Taxation of chargeable gains
A disposal or deemed disposal of Royal Dutch Shell Shares or Royal Dutch Shell ADRs may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

(b)	Inheritance Tax
Depending on the value of the individual’s estate, there may be a charge to UK inheritance tax where an individual dies owning Royal Dutch Shell Shares or Royal Dutch Shell ADRs or in respect of certain lifetime transfers by an individual of Royal Dutch Shell Shares or Royal Dutch Shell ADRs, such as gifts to some trusts and gifts made within the seven years before the individual’s death.
12.4  Stamp duty and SDRT
The comments set out below relate to holders of Royal Dutch Shell Shares or Royal Dutch Shell ADRs wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).

(a)	Issue or transfer of Royal Dutch Shell Shares to a clearance service or an issuer of depositary receipts
Subject to certain exemptions, a charge to stamp duty or SDRT will arise on the issue or transfer of Royal Dutch Shell Shares (a) to particular persons providing a clearance service (such as Euroclear Nederland), their nominees or agents, or (b) to an issuer of depositary receipts (such as the Royal Dutch Shell “A” ADR Depositary or the Royal Dutch Shell “B” ADR Depositary), its nominee or agent. The rate of stamp duty or SDRT will generally be 1.5 per cent. of either (x) in the case of an issue of Royal Dutch Shell Shares, the issue price of the Royal Dutch Shell Shares concerned, or (y) in the case of a transfer of Royal Dutch Shell Shares, the amount or value of the consideration for the transfer or, in some circumstances, the value of the Royal Dutch Shell Shares concerned, in the case of stamp duty rounded up if necessary to the nearest multiple of £5. No stamp duty or SDRT will arise on the issue of “B” Shares to the Royal Dutch Shell “B” ADR Depositary pursuant to the Scheme as an exemption is available. The RDS Group has agreed to bear the cost of any stamp duty or SDRT arising in connection with the receipt of “A” Shares (or interests therein) or “A” ADRs by holders of Royal Dutch Shares who tender their Royal Dutch Shares before the termination of the Offer Acceptance Period and the Subsequent Acceptance Period, if any.

(b)	Transfer of interests in Royal Dutch Shell Shares within Euroclear Nederland and transfer of Royal Dutch Shell ADRs
No stamp duty need, in practice, be paid on the acquisition or transfer of interests in Royal Dutch Shell Shares within Euroclear Nederland, provided that any instrument of transfer or contract of sale remains at all times outside the United Kingdom. An agreement for the transfer of interests in Royal Dutch Shell Shares within Euroclear Nederland will not give rise to a liability to SDRT provided that, at the time the agreement is made, Euroclear Nederland satisfies various conditions laid down in the relevant UK legislation.
No stamp duty need, in practice, be paid on the acquisition or transfer of Royal Dutch Shell ADRs provided that any instrument of transfer or contract of sale remains at all times outside the United Kingdom. An agreement for the transfer of Royal Dutch Shell ADRs will not give rise to a liability to SDRT.

(c)	Transfer of Royal Dutch Shell Shares not held within a clearance service
A conveyance or transfer on sale of Royal Dutch Shell Shares which are not held within a clearance service will usually be subject to ad valorem stamp duty, generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer (rounded up to the nearest £5). An unconditional agreement for such transfer or a conditional agreement which subsequently becomes unconditional will be liable to SDRT, generally at the rate of 0.5 per cent. of the consideration for the transfer; but such liability will be cancelled if the agreement is completed by a duly stamped instrument of transfer within six years of the date of the agreement or, if the agreement was conditional, the date the agreement became unconditional. Where the stamp duty is paid, any SDRT previously paid will be repaid on the making of an appropriate claim. Stamp duty and SDRT are normally paid by the purchaser.
Under the CREST system of paperless transfers, no stamp duty or SDRT will arise on a transfer of such Royal Dutch Shell Shares into the system, unless such a transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise (usually at a rate of 0.5 per cent. of the amount or value of the consideration given). Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty, also at a rate of 0.5 per cent., and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected by CREST.
13.    Dutch tax
13.1  General
The following describes certain material Dutch tax consequences for a holder of “A” Shares or “B” Shares in respect of the ownership and disposal of “A” Shares and in respect of the ownership and disposal of “B” Shares. This description is not intended to be applicable in all respects to all categories of investors. This section does not purport to describe all possible Dutch tax considerations or consequences that may be relevant to a holder. Holders of “A” Shares and “B” Shares should consult advisers with regard to the tax consequences of the ownership and disposal of “A” Shares and in respect of the ownership and disposal of “B” Shares in their particular circumstances. This section does not purport to describe the possible Dutch tax considerations or consequences that may be relevant to a holder of “A” Shares or “B” Shares who receives or has received any benefits from the “A” Shares or “B” Shares as employment income, deemed employment income or otherwise as compensation.
Neither does this section purport to describe the possible Dutch tax considerations or consequences that may be relevant to a holder of “A” Shares or “B” Shares who has a substantial interest or a fictitious substantial interest in Royal Dutch Shell.
Generally, a holder has a substantial interest if such holder, alone or together with his partner, has, or if certain relatives of the holder or of his partner have, directly or indirectly:

(i)	the ownership of, or certain rights over, shares representing five per cent. or more of the total issued and outstanding capital of Royal Dutch Shell or of the issued and outstanding capital of any class of shares of Royal Dutch Shell;

(ii)	the rights to acquire shares, whether or not already issued, representing five per cent. or more of the total issued and outstanding capital of Royal Dutch Shell, or of the issued and outstanding capital of any class of shares of Royal Dutch Shell; or

(iii)	certain profit participating certificates that relate to five per cent. or more of the annual profit of Royal Dutch Shell or to five per cent. or more of the liquidation proceeds of Royal Dutch Shell.
A holder has a fictitious substantial interest if (a) he has disposed of, or is deemed to have disposed of, all or part of a substantial interest or (b) he is an individual and has transferred a business enterprise in exchange for shares, on a non-recognition basis.
Except as otherwise indicated, this section only addresses Dutch tax legislation and regulations, as in effect on the date hereof and as interpreted in published case law on the date hereof and is subject to change after such date, including changes that could have retroactive effect. A change in legislation or regulations may thus invalidate all or part of this section. Unless otherwise specifically stated herein, this section does not express any view on Dutch international tax law or on the rules promulgated under or by any treaty or treaty organisation and does not express any view on any Dutch legal matter other than Dutch tax law.

13.2  Withholding tax on dividend payments

Dividends distributed by Royal Dutch Shell to a holder of an “A” Share or a “B” Share are generally subject to withholding tax imposed by The Netherlands at a rate of 25 per cent. However dividends received by a holder of a “B” Share under the Dividend Access Mechanism will not be subject to any withholding tax in The Netherlands.
Dividends distributed by Royal Dutch Shell include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)	proceeds from the liquidation of Royal Dutch Shell or, as a rule, proceeds from the repurchase of “A” Shares or “B” Shares by Royal Dutch Shell, in excess of the average paid-in capital recognised for Dutch dividend withholding tax purposes on the “A” Shares or on the “B” Shares;

(iii)	the par value of shares issued to a holder of shares or an increase in the par value of shares to the extent that no contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital that is:

(a)	not recognised for Dutch dividend withholding tax purposes; or

(b)	recognised for Dutch dividend withholding tax purposes, to the extent that Royal Dutch Shell has net profits (zuivere winst), unless (I) the General Meeting has resolved in advance to make such repayment and (II) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the Royal Dutch Shell Articles.
As stated above under (ii), Dutch tax law treats share buy backs for cancellation as being subject to withholding tax unless an exemption applies by virtue of their being carried out within certain annual quantitative limits. These quantitative limits have been agreed with the Dutch Revenue Service for the “A” Shares and the limits will not restrict the share buy back programme announced for 2005. Buy backs of “A” Shares within these limits will not be subject to Dutch withholding tax. However, no quantitative limits on which to base an exemption (or other mitigation of the withholding tax) for buy backs of “B” Shares have been agreed with the Dutch Revenue Service and so, if repurchases of “B” Shares were undertaken, they would potentially give rise to Dutch withholding tax at the rate of 25 per cent.
Accordingly, Royal Dutch Shell expects to buy back “A” Shares in preference to “B” Shares, unless and until exemption from or other mitigation of the withholding tax on buy backs of “B” Shares is agreed with the Dutch Revenue Service. In any event, any withholding tax arising on a buy back would be borne by Royal Dutch Shell and not the selling shareholder.
If a holder of “A” Shares or “B” Shares is resident in a country other than The Netherlands and if a treaty for the avoidance of double taxation is in effect between The Netherlands and such country, such holder may, depending on the terms of such treaty, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.
If a holder of “A” Shares or “B” Shares is resident in The Netherlands, such holder is generally entitled to a full credit against his (corporate) income tax liability for any Dutch withholding tax imposed and otherwise to a refund of any excess.
According to Dutch domestic anti-dividend stripping rules, no exemption from or reduction or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by Royal Dutch Shell is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividends as meant in these rules.

13.3  Dutch taxes on income and capital gains

(a)	Residents of The Netherlands
The description of certain Dutch tax consequences in this paragraph 13.3(a) is only intended for the following holders of “A” Shares or “B” Shares:

(A)	individuals who are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation;

(B)	individuals who opt to be treated as a resident in The Netherlands for purposes of Dutch taxation ((A) and (B) jointly “Dutch Individuals”); and

(C)	entities (“Dutch Corporate Entities”) that are subject to the Dutch Corporate Income Tax Act 1969 (“CITA”) and are resident or deemed to be resident of The Netherlands for the purposes of the CITA, excluding:

•	pension funds (pensioenfondsen) and other entities that are exempt from Dutch corporate income tax;

•	entities which are entitled to the participation exemption with respect to the “A” Shares and/or “B” Shares based on article 13, CITA; and

•	investment institutions (beleggingsinstellingen) as defined in article 28, CITA.
(i)                     Dutch Individuals not engaged or deemed to be engaged in an enterprise or receiving benefits from miscellaneous activities
Generally, a Dutch Individual who holds “A” Shares or “B” Shares that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, or to miscellaneous activities (overige werkzaamheden), will be subject annually to an income tax imposed on a fictitious yield on such shares. The shares held by such Dutch Individual will be taxed under the regime for savings and investments (Box III). Irrespective of the actual income or capital gains realised, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the “A” Shares and/or the “B” Shares, is set at a fixed amount. This fixed amount equals 4 per cent. of the average fair market value of these assets and liabilities, including of the “A” Shares and/or “B” Shares, measured, in general, at the beginning and end of every calendar year. The current tax rate under the regime for savings and investments is a flat rate of 30 per cent.

(ii)	Dutch Individuals engaged or deemed to be engaged in an enterprise or receiving benefits from miscellaneous activities
Any benefits derived or deemed to be derived from the “A” Shares and/or “B” Shares (including any capital gains realised on the disposal thereof) that are either attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), or attributable to miscellaneous activities (overige werkzaamheden) are generally subject to income tax in the Dutch Individual’s hands at statutory progressive rates (currently up to 52 per cent.).
(iii)    Dutch Corporate Entities
Any benefits derived or deemed to be derived from “A” Shares or “B” Shares (including any capital gains realised on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax at statutory rates (in general, currently 31.5 per cent.).

(b)	Non-residents of The Netherlands
A holder other than a Dutch Individual or Dutch Corporate Entity will not be subject to Dutch taxes on income or on capital gains in respect of the ownership and disposal of “A” Shares or “B” Shares, other than withholding tax as described above, except if:

(i)	such holder derives profits from an enterprise, whether as entrepreneur (ondernemer) or pursuant to a to the net worth of such enterprise, other than as an entrepreneur or a shareholder which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in The Netherlands to which the “A” Shares or “B” Shares are attributable; or

(ii)	the holder is an individual and derives benefits from miscellaneous activities (resultaat uit overige werkzaamheden) performed in The Netherlands in respect of the “A” Shares or “B” Shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities.
13.4  Dutch gift, estate and inheritance tax
No Dutch gift tax or inheritance tax is due in respect of any gift of “A” Shares or “B” Shares by, or inheritance of “A” Shares or “B” Shares on the death of, a holder of “A” Shares or “B” Shares, except if:

(i)	the holder is a resident or is deemed to be a resident of The Netherlands;

(ii)	at the time of the gift or the death of the holder, such holder has an enterprise (or an interest in an enterprise) which is, in whole or in part, carried on through a permanent establishment or permanent representative in The Netherlands to which the “A” Shares or “B” Shares are attributable; or

(iii)	the “A” Shares or “B” Shares are acquired by way of a gift from a holder who passes away within 180 days after the date of the gift and who is not and is not deemed to be at the time of the gift, but is, or is deemed to be at the time of his death, a resident of The Netherlands.
14.    Bases and sources

(a)	The number of Royal Dutch Shares used to calculate the number of “A” Shares to be offered to Royal Dutch Shareholders under the Royal Dutch Offer is 2,069,520,000.

(b)	The number of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport Bearer Warrants are entitled) used to calculate the number of “B” Shares to be issued pursuant to the Scheme is 9,603,350,000.

(c)	Details of the shareholdings in Royal Dutch Shell of Royal Dutch Shareholders and Shell Transport Ordinary Shareholders (including holders of Shell Transport Bearer Warrants) on the Effective Date are based on the following assumptions:

(i)	Completion has taken place in accordance with the terms of the Transaction;

(ii)	the numbers of Royal Dutch Shares and of Shell Transport Ordinary Shares are as set out in paragraphs (a) and (b) above; and

(iii)	full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period.

(d)	The statement on page 81 regarding growth in global energy demand which references the International Energy Agency has been extracted from a report entitled “World Energy Outlook 2004” released by the International Energy Agency on 26 October 2004.

The statement on page 158 regarding the Armbrust Survey has been extracted from the Jet Fuel Report of the Armbrust Aviation Group (Issue 21, 10 January 2005).

Royal Dutch Shell confirms that the information referred to above has been accurately reproduced and, so far as Royal Dutch Shell is aware and is able to ascertain from information published by the referenced third party source, no facts have been omitted which would render the reproduced information inaccurate or misleading.

15.    General

(i)	The sponsors to the Introduction to the Official List are Citigroup and Rothschild who are regulated in the UK by the Financial Services Authority. The co-listing agents for the Introduction to Euronext Amsterdam are ABN AMRO, Citigroup and Rothschild.

(ii)	Each of Citigroup and Rothschild has given and not withdrawn its written consent to the issue of this document and the references herein to its name in the form and context in which such references appear.

(iii)	ABN AMRO has given and not withdrawn its written consent to the issue of this document and the references herein to its name in the form and context in which such references appear.

(iv)	Deutsche Bank has given and not withdrawn its written consent to the issue of this document and the references herein to its name in the form and context in which such references appear.

(v)	KPMG Audit Plc and PricewaterhouseCoopers LLP have given and not withdrawn their written consent to the inclusion of their reports in Parts XII and XVII of these Listing Particulars and the references herein to their reports and their names in the form and context in which they appear. KPMG Audit Plc and PricewaterhouseCoopers LLP have authorised the contents of those reports for the purposes of Regulation 6(1)(e) of Part 3 of the FSMA (Official Listing of Securities) Regulations 2001 (as amended).

(vi)	KPMG Accountants N.V., whose address is Churchillplein 6, 2517 JW The Hague, The Netherlands, and PricewaterhouseCoopers LLP, whose address is 1 Embankment Place, London, WC2N 6RH, UK have audited the financial statements of the Royal Dutch/Shell Group, included in the annual reports on Form 20-F of Royal Dutch and Shell Transport, for the financial years ended 31 December 2002, 2003 and 2004 and have issued audit reports in respect of each such financial statements and such reports were unqualified.

(vii)	The financial information relating to Royal Dutch, included in this document does not constitute its statutory accounts for any period presented. KPMG Accountants N.V., whose address is Churchillplein 6, 2517 JW The Hague, The Netherlands, has audited the statutory accounts of Royal Dutch for each of the three financial years ended 31 December 2002, 2003 and 2004 and has issued audit reports in respect of each such accounts. Such reports were unqualified. The statutory accounts for the years ended 31 December 2002 and 2003 have been delivered to the Chamber of Commerce and the statutory accounts for the year ended 31 December 2004 will be so delivered following the annual general meeting of Royal Dutch.

(viii)	The financial information relating to Shell Transport, included in this document does not constitute its statutory accounts for any period presented. PricewaterhouseCoopers LLP, whose address is 1 Embankment Place, London WC2N 6RH, UK, has audited the statutory accounts of Shell Transport for each of the three financial years ended 31 December 2002, 2003 and 2004 and has issued audit reports in respect of each such accounts. Such reports were unqualified and did not include any statements made under section 237(2) or (3) of the Companies Act. The statutory accounts for the years ended 31 December 2002 and 2003 have been delivered to the Registrar of Companies and the statutory accounts for the year ended 31 December 2004 will be so delivered following the annual general meeting of Shell Transport.

(ix)	Royal Dutch Shell was incorporated in February 2002. The financial information relating to Royal Dutch Shell included in this document does not constitute the statutory accounts of Royal Dutch Shell for any of the periods presented. The statutory accounts for the 10-month period ended 31 December 2004 have been delivered to the Registrar of Companies and KPMG Audit Plc and PricewaterhouseCoopers LLP have issued an audit report under section 235 of the Companies Act in respect of the accounts for the 10 months ended 31 December 2004 which was unqualified and did not include any statements made under section 237(2) or (3) of the Companies Act. The statutory accounts for the year ended 28 February 2004 and for the period ended 28 February 2003 have been delivered to the Registrar of Companies and were not subject to audit.

(x)	The registrar of Royal Dutch Shell and receiving bank to the Scheme is Lloyds TSB Registrars.

(xi)	The Dutch exchange agent and paying agent of Royal Dutch Shell is ABN AMRO.

(xii)	The costs, charges and expenses of and incidental to the Transaction (including stamp duty reserve tax), payable by any of Royal Dutch Shell, Royal Dutch, Shell Transport or any member of the Royal Dutch/ Shell Group are estimated to amount to US$115 million. No sums are payable to financial intermediaries in connection with the Transaction or the Introduction.

(xiii)	Notices of general meetings of Royal Dutch Shell and other documents to be sent to Royal Dutch Shell Shareholders will be posted to their registered addresses and, in the case of joint holders, will be posted to the registered address of the first-named holder. In addition, appropriate public announcements and advertisements will be made in accordance with the Listing Rules and the Euronext Listing Rules.

16.    Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from the date of publication of this document until the later of Admission or the end of the Subsequent Acceptance Period, if any, at Royal Dutch Shell’s registered office at Shell Centre, London SE1 7NA UK, at its headquarters at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands, at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, UK and at the offices of ABN AMRO, Foppingadreef 22, 1102 BS Amsterdam, The Netherlands. Copies of the documents described in paragraphs (i), (ii), (iii), (iv), (v), (vi), (vii), (ix), (x), (xi) and (xii) below will be made available free of charge upon request.

(i)	these Listing Particulars;

(ii)	the Offer Documents;

(iii)	the Shell Transport Scheme Documents;

(iv)	the Royal Dutch Shell Articles and the memorandum of association of Royal Dutch Shell;

(v)	the Royal Dutch Articles;

(vi)	the Shell Transport Articles and memorandum of association and the Amended Shell Transport Articles and the proposed amended memorandum of association;

(vii)	the statutory accounts of Royal Dutch Shell for the 10 months ended 31 December 2004 and the year ended 28 February 2004;

(viii)	the accountants’ report set out in Part XII of these Listing Particulars;

(ix)	the financial statements of the Royal Dutch/ Shell Group, included in the annual reports on Form 20-F of Royal Dutch and Shell Transport, for the years ended 31 December 2002, 2003 and 31 December 2004;

(x)	the statutory accounts of Royal Dutch for the years ended 31 December 2002, 2003 and 31 December 2004;

(xi)	the statutory accounts of Shell Transport for the years ended 31 December 2002, 2003 and 31 December 2004;

(xii)	the unaudited interim financial information of Royal Dutch Shell, the Royal Dutch/Shell Group, Royal Dutch and Shell Transport for the three months ended 31 March 2005;

(xiii)	the reports by KPMG Audit Plc and PricewaterhouseCoopers LLP on the unaudited pro forma financial information relating to the RDS Group set out in Part XVII of these Listing Particulars;

(xiv)	the written statement signed by KPMG Audit Plc and PricewaterhouseCoopers LLP setting out the adjustments made by them in arriving at the figures shown in the accountants’ report set out in Part XII of these Listing Particulars and the reasons therefor;

(xv)	the written consent of KPMG Audit Plc and PricewaterhouseCoopers LLP referred to in paragraph 15 of this Part XXI;

(xvi)	the written consents of Citigroup, Rothschild, ABN AMRO and Deutsche Bank referred to in paragraph 15 of this Part XXI;

(xvii)	the material contracts referred to in paragraph 9 this Part XXI;

(xviii)	the proposed service agreements of the executive directors and the letters of appointment of the non-executive directors of Royal Dutch Shell;

(xix)	the Declaration of Trust;

(xx)	the Royal Dutch Shell Share Plans; and

(xxi)	the opinion of ABN AMRO dated 27 October 2004 and the bring down opinion of ABN AMRO dated 13 May 2005.

PART XXII
DEFINITIONS
The definitions set out below apply throughout this document, unless the context requires otherwise.
In addition, references in this document to Royal Dutch Bearer Shares or Royal Dutch Shell Shares shall, where the relevant shares are held by Euroclear Nederland in its capacity as central institute (centraal instituut) under the Securities Giro Act and the context so permits, include references to interests held in such shares by other persons in accordance with the Securities Giro Act.
Unless otherwise stated or the context requires otherwise, references in this document to the 2004 Form 20-F of Royal Dutch and Shell Transport shall mean Amendment No. 1 to Royal Dutch’s and Shell Transport’s annual report on Form 20-F for the year ended 31 December 2004, as filed with the SEC on 4 May 2005. This document comprises the full annual report on Form 20-F of Royal Dutch and Shell Transport (originally filed on 30 March 2005) as it was amended and re-filed on 4 May 2005.

“1995 Securities Act”	the Dutch 1995 Act on the supervision of the securities trade;

“1995 Securities Decree”	the Dutch 1995 Decree on the supervision of the securities trade;

“2005 Financial Statements”	the statutory financial statements of Royal Dutch Shell for the year ended 31 December 2005;

“A$”	Australian dollars;

““A” ADRs”	“A” American depositary receipts each representing two “A” Shares;

“ABN AMRO”	ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of The Netherlands;

“Admission”	admission of the Royal Dutch Shell Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and/or admission of the Royal Dutch Shell Shares to Euronext Amsterdam;

“Admitted Institutions”	the institutions which hold Royal Dutch Bearer Shares or, after the Settlement Date, Royal Dutch Shell Shares on behalf of their clients through Euroclear Nederland as an admitted institution of Euroclear Nederland or, as the context so permits, which hold Royal Dutch Bearer Shares or, after the Settlement Date, Royal Dutch Shell Shares on behalf of their clients through an institution which is an admitted institution of Euroclear Nederland;

“AFM”	the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten);

“Amended Shell Transport Articles”	the articles of association of Shell Transport as they are proposed to be amended at the Shell Transport EGM conditionally upon the Scheme becoming effective;

““A” Shares”	class A ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to “A” Shares as set out in the Royal Dutch Shell Articles and which are offered pursuant to the Royal Dutch Offer;

“Australian Plan”	the share and save plan established by members of the Royal Dutch/ Shell Group in Australia and which forms part of the Royal Dutch/ Shell Group Share Plans;

““B” ADRs”	“B” American depositary receipts each representing two “B” Shares;

““B” Shares”	class B ordinary shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell, which have the rights attached to “B” Shares as set out in the Royal Dutch Shell Articles and which are proposed to be issued pursuant to the Scheme;

“Business Day”	any day on which banks are generally open in London, Amsterdam and New York for the transaction of business other than a Saturday or Sunday or public holiday;

“C$”	Canadian dollars;

“Cancellation and Repayment Record Time”	6.00 p.m. on the Business Day immediately preceding the day on which the cancellation and repayment of the Shell Transport Preference Shares becomes effective;

“certificated” or “in certificated form”	a share or other security which is not in uncertificated form (that is, not in CREST);

“Citigroup”	Citigroup Global Markets Limited;

“City Code”	the UK City Code on Takeovers and Mergers;

“Civil Code”	the Dutch Civil Code (Burgerlijk Wetboek);

“Combined Code”	the principles of good governance and the code of best practice annexed to the Listing Rules;

“Committee of Managing Directors”	the former committee of Managing Directors of the Royal Dutch/Shell Group;

“Companies Act”	the Companies Act of England and Wales 1985, as amended;

“Completion”	the Royal Dutch Offer becoming unconditional (gestanddoening) in all respects and the Scheme becoming effective;

“Conference”	a group consisting of all directors of the Royal Dutch Boards and the Shell Transport Board;

“Court Meeting”	the meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants convened by direction of the High Court pursuant to section 425 of the Companies Act, or any adjournment thereof;

“Cravath”	Cravath, Swaine & Moore LLP;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CRESTCo Regulations operated by CRESTCo;

“CREST Member”	a person who has been admitted by CRESTCo as (i) a system-member (as defined in the CRESTCo Regulations); (ii) a personal member; or (iii) a sponsored member;

“CRESTCo”	CRESTCo Limited;

“CRESTCo Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as from time to time amended;

“Datastream”	an information service provided by Thomson Financial, an operating business of Thomson Corporation;

“De Brauw”	De Brauw Blackstone Westbroek N.V.;

“Declaration of Trust”	the declaration of trust executed by the Trustee, Royal Dutch Shell and Shell Transport relating to the Dividend Access Mechanism;

“Deferred Bonus Plan”	as the context requires, the deferred bonus plan forming part of the Royal Dutch Shell Share Plans or the deferred bonus plan forming part of the Royal Dutch/ Shell Group Share Plans;

“Depositary Record Time”	5.00 p.m. (New York City time) on the Business Day preceding the Effective Date;

“Deutsche Bank”	Deutsche Bank AG London;

“Dividend Access Mechanism”	the dividend access mechanism described in paragraph 8 of Part VII of these Listing Particulars;

“Dividend Access Share”	the dividend access share in the capital of Shell Transport having a nominal value of 25 pence and having the rights attaching to it as set out in the Amended Shell Transport Articles to be allotted and issued to the Trustee pursuant to the Scheme;

“DTC”	The Depositary Trust Company;

“DTS”	the London Stock Exchange’s Dutch Trading Service for trading Dutch equity market securities;

“DSC”	the directors’ share compensation plan forming part of the Shell Canada Plans;

“Dutch Revenue Service”	the Dutch Revenue Service (Belastingdienst), a unit governed by the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and miscellaneous other Dutch taxes;

“EEA States”	a State which is a contracting party to the agreement on the European Economic Area signed at Oporto on 2 May 1992, as it has effect for the time being;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms upon registration of the Order by the Registrar of Companies, which, subject to the sanction of the Scheme by the High Court, is expected to be 20 July 2005;

“ESPP”	the employee share purchase plan forming part of the Shell Canada Plans;

“EUR”, “€” or “euro”	euro, the legal currency of the European Monetary Union;

“Euroclear Nederland”	the Dutch depositary and settlement institute defined as the “Central Institute” under the provisions of the Securities Giro Act (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.);

“Euro Deferred Shares”	the euro deferred shares with a nominal value of €0.07 each in the capital of Royal Dutch Shell;

“Euronext Amsterdam”	as the context requires, Euronext Amsterdam N.V. or Eurolist by Euronext Amsterdam;

“Euronext Listing Rules”	the listing and issuing rules of Euronext Amsterdam (Fondsenreglement);

“Existing Agreements”	the agreements currently in force between Royal Dutch and Shell Transport which regulate their respective economic rights in their combined business interests and/or the management and governance of their combined business interests;

“FSA”	the Financial Services Authority;

“FSMA”	the Financial Services and Markets Act 2000;

“German Share Purchase Plan”	the German share purchase plan forming part of the Royal Dutch/ Shell Group Share Plans;

“German Capital Formation Plan”	the German capital formation plan forming part of the Royal Dutch/ Shell Group Share Plans;

“GESPP”	the global employee share purchase plan forming part of the Royal Dutch/ Shell Group Share Plans;

“GESPP (US)”	the global employee share purchase plan (US) forming part of the Royal Dutch/ Shell Group Share Plans;

“Hearing”	the hearing by the High Court of the petition to sanction the Scheme;

“Hearing Date”	the date of the Hearing;

“High Court”	the High Court of Justice in England and Wales;

“HMRC”	Her Majesty’s Revenue and Customs;

“holder”	a registered holder, including any person(s) entitled by transmission in respect of registered securities or otherwise a holder of securities;

“Honouring Date”	the date on which the Royal Dutch Offer is declared unconditional (gestand wordt gedaan) in all respects by Royal Dutch Shell, which is expected to be 20 July 2005;

“IAS”	means International Accounting Standard;

“IASB”	means International Accounting Standards Board;

“ICC”	the International Chamber of Commerce;

“IFRIC”	means International Financial Reporting Interpretations Committee;

“IFRS”	International Financial Reporting Standards;

“IFRS1”	IFRS1 relating to the first-time adoption of IFRS;

“Implementation Agreement”	the implementation agreement dated 18 May 2005 between Royal Dutch Shell, Royal Dutch and Shell Transport, a summary of which is set out in Part XXI of these Listing Particulars;

“Introduction”	as the context requires, the introduction of the Royal Dutch Shell Shares to the Official List and/or the admission of the Royal Dutch Shell Shares to Euronext Amsterdam;

“ISIN”	International Security Identification Number;

“ITEPA”	the Income Tax (Earnings and Pensions) Act 2003;

“Listing Particulars”	these listing particulars dated 19 May 2005 comprising listing particulars and a prospectus relating to Royal Dutch Shell for the purpose of the listing of the Royal Dutch Shell Shares on the London Stock Exchange and Euronext Amsterdam, respectively, and which, if it is so regarded by the UK Listing Authority and the AFM, on or about 1 July 2005, will also comprise a document equivalent to a prospectus for the purposes of compliance with Articles 4(2)(c) and 4(2)(d) of Directive 2003/71/ EC on the prospectus to be published when securities are offered to the public or admitted to trading;

“Listing Rules”	the listing rules of the UK Listing Authority as amended from time to time;

“London Stock Exchange”	London Stock Exchange plc or its successor(s);

“Long-Term Incentive Plan” or “LTIP”	as the context requires, the long-term incentive plan forming part of the Royal Dutch Shell Share Plans or the long-term incentive plan forming part of the Royal Dutch/ Shell Group Share Plans;

“Netherlands GAAP”	generally accepted accounting principles in The Netherlands;

“New York Stock Exchange” or “NYSE”	New York Stock Exchange, Inc;

“Offer Documents”	the Royal Dutch Offer Document and the US Prospectus;

“Official List”	the official list of the UK Listing Authority;

“Order”	the order of the High Court sanctioning the Scheme;

“Order Date”	the date on which the Order is made or, if later, the date on which the Order is expressed to take effect;

“Panel”	the Panel on Takeovers and Mergers;

“Pounds” or “£” or “Pounds Sterling”	UK pounds sterling;

“RDS Corporate Nominee”	Lloyds TSB Bank plc, whose address is 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee, Lloyds TSB Registrars Corporate Nominee Limited, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“RDS Group”	Royal Dutch Shell and its subsidiaries and subsidiary undertakings following the Transaction;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Restricted Share Plan”	as the context requires, the restricted share plan forming part of the Royal Dutch Shell Share Plans or the restricted share plan forming part of the Royal Dutch/ Shell Group Share Plans;

“Rothschild”	NM Rothschild & Sons Limited;

“Royal Dutch”	N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated in The Netherlands (registered at the Chamber of Commerce, The Hague under number 27002690) whose registered office is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Articles”	the articles of association of Royal Dutch dated 31 May 2002;

“Royal Dutch Bearer Shares”	ordinary shares with a nominal value of €0.56 each in the capital of Royal Dutch, held by Euroclear Nederland in its capacity as central institute (centraal instituut) under the Securities Giro Act, or, as the case may be, represented by share certificates to bearer provided with separate dividend coupons (K-Stukken);

“Royal Dutch Board of Management”	the board of management of Royal Dutch;

“Royal Dutch Boards”	the Royal Dutch Board of Management and the Royal Dutch Supervisory Board;

“Royal Dutch Hague Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each, in the capital of Royal Dutch registered on the share register kept in The Hague;

“Royal Dutch New York Registered Shares”	ordinary shares in registered form, with a nominal value of €0.56 each, in the capital of Royal Dutch registered on the share register kept in New York;

“Royal Dutch Offer”	the exchange offer being made by Royal Dutch Shell for Royal Dutch Shares on the terms and conditions set out in the Offer Documents;

“Royal Dutch Offer Acceptance Period”	the period during which Royal Dutch Shareholders can tender their Royal Dutch Shares in the Royal Dutch Offer and which starts on 20 May 2005 and which ends, subject to extension, at 11.00 p.m. (Amsterdam time) on 18 July 2005;

“Royal Dutch Offer Document”	the offer document dated 19 May 2005 and all other documents incorporated by reference therein whereby Royal Dutch Shell addresses the Royal Dutch Offer to all non-US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“Royal Dutch Priority Shares”	priority shares in the capital of Royal Dutch with a nominal value of €448 each;

“Royal Dutch Priority Shares Foundation”	Stichting Prioriteitsaandelen Koninklijke, a foundation governed by the laws of The Netherlands (registered at the Chamber of Commerce, The Hague under number 41149183), whose registered office is at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands;

“Royal Dutch Shareholders”	the holders of Royal Dutch Shares;

“Royal Dutch Shares”	the Royal Dutch Bearer Shares, Royal Dutch Hague Registered Shares and Royal Dutch New York Registered Shares;

“Royal Dutch Shell”	Royal Dutch Shell plc, a company incorporated in England and Wales with registered number 04366849, whose registered office is at Shell Centre, London SE1 7NA, UK and whose headquarters are at Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands (registered at the Chamber of Commerce, The Hague, under number 34179503);

“Royal Dutch Shell “A” ADR Deposit Agreement”	the deposit agreement dated 19 May 2005 between Royal Dutch Shell, the Royal Dutch Shell “A” ADR Depositary and all holders of “A” ADRs thereunder;

“Royal Dutch Shell “A” ADR Depositary”	JP Morgan Chase Bank, N.A., the depositary under the Royal Dutch Shell “A” ADR Deposit Agreement;

“Royal Dutch Shell ADR Deposit Agreements”	the Royal Dutch Shell “A” ADR Deposit Agreement and the Royal Dutch Shell “B” ADR Deposit Agreement;

“Royal Dutch Shell ADRs”	the “A” ADRs and the “B” ADRs;

“Royal Dutch Shell Articles”	the articles of association of Royal Dutch Shell adopted on 17 May 2005;

“Royal Dutch Shell “B” ADR Deposit Agreement	the deposit agreement dated 19 May 2005 between Royal Dutch Shell, the Royal Dutch Shell “B” ADR Depositary and all holders of “B” ADRs thereunder;

“Royal Dutch Shell “B” ADR Depositary”	The Bank of New York, the depositary under the Royal Dutch Shell “B” ADR Deposit Agreement;

“Royal Dutch Shell Board”	the board of directors of Royal Dutch Shell from time to time;

“Royal Dutch/Shell Group” or “Group”	the companies (other than Royal Dutch Shell) in which Royal Dutch and Shell Transport together or separately, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks;

“Royal Dutch/Shell Group Share Plans”	the employee share option and other equity-related employee incentive plans operated by the Royal Dutch/Shell Group described in paragraph 10 of Part VI and paragraph 6 of Part XI of these Listing Particulars;

“Royal Dutch Shell Nominee Service”	the corporate nominee service offered to holders of Royal Dutch Shell Shares by the RDS Corporate Nominee;

“Royal Dutch Shell Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Royal Dutch Shell Shareholders”	the holders of Royal Dutch Shell Shares;

“Royal Dutch Shell Share Plans”	the proposed Royal Dutch Shell employee share plans described in paragraph 10 of Part VI of these Listing Particulars;

“Royal Dutch Shell Shares”	“A” Shares and “B” Shares;

“Royal Dutch Supervisory Board”	the Supervisory Board of Royal Dutch;

“SAESOP”	the Shell all employee share ownership plan forming part of the Royal Dutch/ Shell Group Share Plans;

“Scheme” or “Scheme ofArrangement”	the proposed scheme of arrangement under section 425 of the Companies Act between Shell Transport and Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants, as described in the Shell Transport Scheme Documents, in its present form or with or subject to any modification, addition or condition approved or imposed by the High Court;

“Scheme Record Time”	6.00 p.m. on the Business Day preceding the Effective Date;

“SDRT”	stamp duty reserve tax;

“SEC”	the US Securities and Exchange Commission;

“Securities Giro Act”	the Dutch Securities Giro Act (Wet giraal effectenverkeer);

“SETS”	the London Stock Exchange electronic trading service;

“Settlement Date”	the date on which “A” Shares are intended to be delivered to Royal Dutch Shareholders who have tendered their Royal Dutch Shares in the Royal Dutch Offer which, subject to the sanction of the Scheme by the High Court, is expected to be 25 July 2005;

“Share Option Plans”	the share option plans forming part of the Royal Dutch/ Shell Group Share Plans;

“Shell Canada LTIP”	the long-term incentive plan forming part of the Shell Canada Plans;

“Shell Canada Plans”	the employee equity based incentive plans operated by Shell Canada Limited;

“Shell Transport”	The “Shell” Transport and Trading Company, p.l.c., a public company incorporated in England and Wales with registered number 54485 whose registered office is at Shell Centre, London SE1 7NA, UK;

“Shell Transport ADR Deposit Agreement”	the second amended and restated deposit agreement dated as of 1 December 1992, among Shell Transport, the Shell Transport ADR Depositary and all holders of Shell Transport ADRs issued thereunder;

“Shell Transport ADR Depositary”	the depositary under the Shell Transport ADR Deposit Agreement, which is currently The Bank of New York;

“Shell Transport ADR Exchange Ratio”	the ratio used to calculate the number of “B” ADRs to which a holder of Shell Transport ADRs will be entitled, being 0.861999198 “B” ADRs for each Shell Transport ADR;

“Shell Transport ADRs”	American depositary receipts issued pursuant to the Shell Transport ADR Deposit Agreement, each representing six Shell Transport Ordinary Shares;

“Shell Transport Articles”	the articles of association of Shell Transport as at the date of this document;

“Shell Transport Bearer Warrants”	the bearer warrants issued by Shell Transport which entitle the holder to Shell Transport Ordinary Shares in accordance with the terms of the bearer warrants;

“Shell Transport Board”	the board of directors of Shell Transport;

“Shell Transport Corporate Nominee”	Lloyds TSB Bank plc, whose address is 25 Gresham Street, London EC2V 7HN, UK or, as relevant, its nominee, Lloyds TSB Registrars Corporate Nominee Limited, whose address is The Causeway Worthing, West Sussex BN99 6DA, UK;

“Shell Transport EGM”	the extraordinary general meeting of Shell Transport convened by the notice set out at the end of the Shell Transport Scheme Documents, including any adjournment thereof;

“Shell Transport First Preference Shares”	the 5 1/2 per cent. First Preference shares of £1 each in the capital of Shell Transport;

“Shell Transport ISA”	the Shell Transport individual savings account managed by BNP Paribas Services;

“Shell Transport Nominee Service”	the corporate nominee service offered to Shell Transport Ordinary Shareholders by the Shell Transport Corporate Nominee;

“Shell Transport Ordinary Shareholders”	the holders of Shell Transport Ordinary Shares;

“Shell Transport Ordinary Shares”	ordinary shares of 25 pence each in the capital of Shell Transport;

“Shell Transport PEP”	the Shell Transport personal equity plan managed by BNP Paribas Securities Services;

“Shell Transport Preference Shares”	the Shell Transport First Preference Shares and the Shell Transport Second Preference Shares;

“Shell Transport Registrars”	Lloyds TSB Registrars, a division of Lloyds TSB Bank plc, whose address is The Causeway, Worthing, West Sussex BN99 6DA, UK;

“Shell Transport Scheme Documents”	the long-form and the short-form circulars to Shell Transport Shareholders dated 19 May 2005 issued by Shell Transport relating to the Scheme;

“Shell Transport Second Preference Shares”	the 7 per cent. Second Preference shares of £1 each in the capital of Shell Transport;

“Shell Transport Share Exchange Ratio”	the ratio used to calculate the number of “B” Shares to which a Shell Transport Ordinary Shareholder (including a holder of Shell Transport Bearer Warrants) will be entitled pursuant to the Scheme, being 0.287333066 “B” Shares for each Shell Transport Ordinary Share;

“Shell Transport Shareholders”	holders of Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;

“Shell Transport Shares”	Shell Transport Ordinary Shares, Shell Transport Bearer Warrants, Shell Transport First Preference Shares and/or Shell Transport Second Preference Shares;

“Steering Group”	the steering group established to carry out a review of the structure and overall governance of the Royal Dutch/ Shell Group, chaired by Lord Kerr of Kinlochard and also comprising Maarten van den Bergh, Sir Peter Job, Jonkheer Aarnout Loudon and Jeroen van der Veer;

“Sterling Deferred Shares”	the sterling deferred shares with a nominal value of £1 each which have the rights attached to them as set out in the Royal Dutch Shell Articles;

“Subsequent Acceptance Period”	if such a period is provided, the period commencing on the Honouring Date during which Royal Dutch Shareholders that have not tendered their Royal Dutch Shares during the Royal Dutch Offer Acceptance Period will be given the opportunity to do so in the manner and under the conditions as set out in the Offer Documents, which period, if any, is expected to run from 20 July 2005 up to and including 9 August 2005;

“subsidiary”	a subsidiary as that term is defined in section 736 of the Companies Act;

“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 258 of the Companies Act;

“Transaction”	the proposed transaction pursuant to which Royal Dutch Shell will, through the Royal Dutch Offer and the Scheme, become the holding company of Royal Dutch and Shell Transport;

“Trustee”	Hill Samuel Offshore Trust Company Limited, registered in Jersey and a wholly owned subsidiary of Lloyds TSB Bank plc;

“UK GAAP”	generally accepted accounting principles in the United Kingdom;

“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“UK Sharesave Scheme”	the sharesave scheme forming part of the Royal Dutch/ Shell Group Share Plans;

“uncertificated” or “in uncertificated form”	a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CRESTCo Regulations, may be transferred by means of CREST;

“UNCITRAL Arbitration Rules”	the UNCITRAL Arbitration Rules 1976 adopted by the United Nations’ Commission on International Trade Law;

“Unification Protocol”	the unification protocol entered into by Royal Dutch and Shell Transport on 28 October 2004;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions and any State of the United States of America and the District of Columbia;

“US Exchange Act”	the US Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US “A” Exchange Agent”	JP Morgan Chase Bank, N.A.;

“US GAAP”	generally accepted accounting principles in the United States;

“US holder”	a holder of Royal Dutch Shares located in the United States;

“US Prospectus”	the prospectus dated 19 May 2005 forming part of the US Registration Statement which is addressed to all holders of Royal Dutch New York Registered Shares and US holders of Royal Dutch Bearer Shares and Royal Dutch Hague Registered Shares;

“US Registration Statement”	the registration statement on Form F-4 dated 19 May 2005, including the US Prospectus and all documents incorporated by reference therein;

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Voting Record Time”	in relation to the Court Meeting and the Shell Transport EGM, 6.00 p.m. on 26 June 2005 or, if either of the Court Meeting or the Shell Transport EGM is adjourned, 6.00 p.m. on the day preceding the date of the adjourned Court Meeting or Shell Transport EGM; and

“Working Group”	a working group of senior finance, accounting and legal personnel from Royal Dutch, Shell Transport and the Royal Dutch/ Shell Group formed to assist the Steering Group in its review of the structure and overall governance of the Royal Dutch/ Shell Group.

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